Form 20-F
period 2002-12-31
WMC RESOURCES LTD
filed 2003-05-02
CIK 1208222

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-31554

WMC RESOURCES LTD

Australian Business Number 76 004 184 598

(Exact name of Registrant as specified in its charter)

COMMONWEALTH OF AUSTRALIA

(Jurisdiction of incorporation or organization)

Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Ordinary Shares(1)	New York Stock Exchange
American Depositary Shares(2)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Shares outstanding:
Fully Paid Ordinary Shares:	1,128,351,047

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes:  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.
(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

In this Annual Report, the terms “we”, “our”, “us”, “WMC Resources” and “WMC Resources Group” refer to WMC Resources Ltd together with its subsidiaries.

THE DEMERGER

On December 11, 2002, Alumina Limited (formerly known as WMC Limited) demerged its interest in the Alcoa World Alumina and Chemicals venture from its copper/uranium, nickel and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited continues to hold its interest in AWAC, and WMC Resources now holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

We have been admitted to the official list of the Australian Stock Exchange and our shares have been quoted on the stock market conducted by the Australian Stock Exchange. Our shares are also listed on the New York Stock Exchange in the form of American Depositary Receipts, or ADRs.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including statements regarding (i) estimated reserves, (ii) certain plans, strategies and objectives of management, (iii) scheduled closure of certain operations or facilities, (iv) scheduled refurbishment, repair, maintenance, reconstruction and recommissioning activities, (v) anticipated production or construction commencement dates, (vi) expected costs or production output, (vii) the anticipated productive lives of projects and mines and (viii) the anticipated prices and market dynamics of commodities produced. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, future revenues from operations, projects or mines described in this Annual Report will be based in part on the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may impact the timing or feasibility of the development of a particular project or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include:

•	our ability to profitably produce and transport the minerals or metals extracted to applicable markets;

•	the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; and

•	activities of governmental authorities in certain countries where our projects, facilities or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations, and political uncertainty.

We can give no assurances that the estimated reserve figures, the scheduled closure of such operations or facilities, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed herein will not differ materially from the statements contained in this Annual Report.

DEFINITIONS

“ADR” means an American Depositary Receipt evidencing one or more ADSs.

“ADS” means an American Depositary Share.

“Alumina Limited” is the new name of WMC Limited.

“ASX” means the Australian Stock Exchange.

“AWAC” means Alcoa World Alumina and Chemicals.

“Cash Flow Hedge” means a contract which hedges an exposure to changes in cash flows from an expected future transaction related to a forecast purchase or sale or an existing asset or liability.

“Commissioned” means the bringing into operation of plant and/or equipment at a rate approximating its design capacity.

“Consolidated” means the consolidation of entities controlled by us. Unincorporated joint ventures are consolidated on a proportionate basis.

“Counterparty Credit Risk” means the risk of financial loss arising out of holding a particular contract or portfolio of contracts as a result of one or more parties to the relevant contract(s) failing to fulfil its financial obligations under the contract.

“Cross-Currency Swap” means the exchange of cash flows in one currency for those in another, often requiring an exchange of principal.

“Currency Forward” means an agreement to exchange a specified amount of one currency for another at a future date at a certain rate.

“DAP” means di-ammonium phosphate.

“Decline” means a downwards sloping tunnel providing road access from the surface to underground mine operations.

“Demerger” means the demerger of WMC Limited’s interest in AWAC from its other operating businesses pursuant to an Australian scheme of arrangement and associated capital reduction and dividend distribution.

“Depositary” means The Bank of New York Company, Inc., 101 Barclay Street, New York, NY 10286.

“Derivative” means an instrument or product whose value changes with changes in one or more underlying market variables, such as equity or commodity prices, interest rates or foreign exchange rates. Basic derivatives include, forwards, futures, swaps, options, warrants and convertible bonds.

“Dilution” means the incorporation of waste rock with the ore during the mining process resulting in lower grade.

“Fair Value” means, in the context of commodity, currency and interest rate hedging, the current market value (mark-to-market) of financial positions.

“Fair Value Hedge” means a contract which hedges an exposure to the change in fair value of a recognized asset, liability or an unrecognized firm commitment (or a part thereof) attributable to a particular risk.

“Foreign Currency Hedge” means a contract which hedges the foreign exchange exposure of:

•	an unrecognized firm commitment (fair value hedge);

•	an available for sale security (fair value hedge);

•	a forecast transaction (cash flow hedge); or

•	a net investment in a foreign operation

“Grass Roots Exploration” is exploration undertaken at new sites not related to existing operations (also known as “green fields” exploration).

“Hedge” means to reduce risk by entering into transactions that reduce exposure to market fluctuations. A hedge is also the term for the transactions made to effect this reduction.

“Hedge Accounting” means the practice of deferring accounting recognition of gains and losses on financial market hedges until the corresponding gain or loss of the underlying exposure is recognized.

“HSRA” means the Australian/US dollar Hedge Settlement Rate quoted on Reuters Screen HSRA.

“Indenture” means the agreement between the Government of South Australia and WMC (Olympic Dam Corporation) Pty Ltd.

“Interest Rate Swap” means an agreement to exchange net future cash flows. Interest rate swaps most commonly change the basis on which liabilities are paid on a specified principal. They are also used to transform the interest basis of assets. In its commonest form, the fixed-floating swap, one counterparty pays a fixed rate and the other pays a floating rate based on a reference rate, such as LIBOR. There is no exchange of principal – the interest rate payments are made on a notional amount.

“LME” means the London Metal Exchange.

“Marking-to-Market” means to calculate the value of a financial instrument (or portfolio of such instruments) based on the current market rates or prices of the underlying instrument.

“Mineral” is a naturally occurring element or chemical compound.

“Mineralization” is a concentration of a valuable mineral or minerals.

“Nickel Matte” is the output of a nickel smelter, being predominantly nickel sulphides plus some impurities. This is typically fed to a refinery for nickel metal production. Matte can be sold as a commercial product in its own right.

“NYSE” means the New York Stock Exchange.

“Open-cut” or “Open-pit” means a mine at the earth’s surface as distinct from an underground mine.

“Option” means a contract that gives the purchaser the right, but not the obligation, to buy or sell an underlying security or instrument at a certain price (the exercise, or strike price) on or before an agreed date (the exercise period). For this right, the purchaser pays a premium to the seller. The seller (writer) of an option has a duty to buy or sell at the strike price, should the purchaser exercise his right.

“Ore” means a naturally occurring solid resource (often rock) from which a mineral or minerals can be extracted.

“Ore Reserve” means that part of a mineral deposit which could be economically mined and legally extracted or produced at the time of the reserve determination. Ore reserve estimates in this Annual Report include adjustments for dilution and mine recovery loss during the mining process but do not include adjustments for metallurgical recovery. These ore reserves comply with those prescribed by the United States Securities and Exchange Commission’s Industry Guide 7.

“Probable Ore Reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven ore reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven ore reserves, is high enough to assume continuity between points of observation.

“Proven Ore Reserves” means reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; the grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“SCH” means a transfer of securities on the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd.

“SEC” means the US Securities and Exchange Commission.

“Stoping” means the extraction of ore in an underground mine, leaving behind a void.

“Sulphides” means a compound of metal elements and sulphur.

“Tailings” are the residue remaining after extraction of the valuable components from ore.

“WA Mining Act 1978” refers to legislation passed by the Government of the State of Western Australia with which all mining operations in that State must comply.

“WMC Limited” refers to the parent entity of WMC Resources prior to the demerger on December 11, 2002. WMC Limited changed its name to Alumina Limited in connection with the demerger.

“WMC Resources” means WMC Resources Ltd together with its subsidiaries. Unless indicated otherwise, references to WMC Resources prior to the effective date of the demerger are to the assets and businesses of WMC Limited that WMC Resources owned immediately upon effectiveness of the demerger.

WEIGHTS AND MEASURES

1 troy ounce	=	31.103 grams

1 kilogram	=	32.15 troy ounces

1 kilogram	=	2.205 pounds

1 tonne	=	1,000 kilograms

1 tonne	=	2,205 pounds

1 gram per tonne	=	0.0292 troy ounces per (short) ton

1 kilometer	=	0.6214 miles

Gold recovered is reported in troy ounces (expressed as “ounces” in this Annual Report), the customary market unit, whereas ore production and grades are quoted in metric units, that is tonnes and grams per tonne.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data appearing below as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 are set forth in Australian dollars (except as otherwise indicated), and are extracted, in relevant part, from our audited Consolidated Financial Statements which appear elsewhere herein. The selected financial data appearing below as at December 31, 2000 and for the year ended December 31, 1999 are extracted, in relevant part, from audited Combined Financial Statements. The summary financial data appearing below as at December 31, 1999 and 1998 and for the year ended December 31, 1998 are derived from unaudited consolidated financial data that is not included herein. As discussed in Note 1 to the Consolidated Financial Statements, the financial statements herein reflect the statements of financial performance and statements of financial position as if we were a separate entity for all periods presented. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Note 45 to the Consolidated Financial Statements provides an explanation of these differences as they affect us and reconciliations from Australian GAAP to US GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cashflows.

Our net income under Australian GAAP was A$23.0 million for the year ended December 31, 2002 (A$126.0 million for the year ended December 31, 2001). Under US GAAP, we would have reported a net loss of A$109.5 million for the year ended December 31, 2002 (net income of A$37.7 million for the year ended December 31, 2001). Comprehensive income under US GAAP for the year ended December 31, 2002 was a profit of A$86.2 million (for the year ended December 31, 2001 a loss of A$804.7 million was reported). Our Consolidated Financial Statements are prepared in accordance with Australian GAAP. The principal differences between Australian GAAP and US GAAP that affect our net income and comprehensive income, as well as our shareholders’ equity, relate to the treatment of the following items:

(i)	research and development costs;

(ii)	revenue from insurance proceeds;

(iii)	pension funds;

(iv)	exploration expenditure;

(v)	start-up costs;

(vi)	recognition of profit on real estate disposal;

(vii)	deferral of cost of option payments;

(viii)	fair value of accounting for derivatives;

(ix)	amortization of mine development and deferred post-production waste removal costs; and

(x)	transfers of net assets and exchange of shares between entities under common control.

Differences that affect the Consolidated Statement of Cashflows are that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents, and expenditure incurred on post-production waste removal cost would be classified as part of cashflows from operating activities, rather than investing activities.

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(A$ million, except where indicated)
Net Sales Revenue (from Continuing Operations)	2,487.2	2,364.1	2,666.0	1,672.7	1,315.1
Income / (Loss) from Continuing Operations:	(14.7)	(157.5)	327.2	(5.7)	(215.9)
Income/(Loss) from operations (before tax)	1.8	49.7	568.6	23.7	(219.3)
Net Income / (Loss)	23.0	126.0	399.9	84.1	(48.5)
Comprehensive Income/ (Loss)	26.1	111.9	380.7	79.8	(86.9)
Net Income/(Loss) per share	0.02	0.11	0.35	0.07	(0.07)
Net Income / (Loss) from Continuing Operations per Ordinary Share (A$/share)(1)	(0.01)	(0.14)	0.29	(0.01)	(0.10)
Diluted Net Income / (Loss) from Continuing Operations per Ordinary Share (A$/share)(2)	(0.01)	(0.14)	0.29	(0.01)	(0.19)

	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998
	(A$ million, except where indicated)
Total assets	7,348.1	8,242.9	8,597.0	7,275.8	7,374.3
Long-term obligations	1,709.1	3,476.3	4,304.2	3,053.1	3,592.6
Net assets	3,606.6	3,220.3	3,123.8	3,214.3	3,010.8

Shareholders’ equity	3,606.6	3,220.3	3,123.8	3,214.3	3,010.8

	Millions of shares
Number of shares	1,128.4	1,108.8	1,098.0	1,149.9	1,143.0

(1)	The number of our shares used in the 2002 basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date) and the actual number of WMC Resources Ltd shares for the month of December 2002. For prior periods the number of our shares used in the basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the periods indicated, as in the demerger each WMC Limited shareholder received one of our shares for each share in WMC Limited it held. Refer also to Notes 1 (y) and 6 to the Consolidated Financial Statements.

(2)	The number of our shares used in the 2002 diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date) and the actual number of WMC Resources Ltd shares for the month of December 2002. For prior periods the number of our shares used in the diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the periods indicated, including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1 (y) and 6 to the Consolidated Financial Statements.

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(A$ million, except where indicated)
Net Sales Revenue	2,487.2	2,364.1	2,666.0	1,672.7	1,315.1
Income / (Loss) from Continuing Operations:	(160.8)	(231.5)	241.6	(22.2)	(220.8)
Net Income / (Loss)	(109.5)	37.7	307.6	52.1	(60.1)
Comprehensive Income/ (Loss)	86.2	(804.7)	288.4	2.1	(98.5)
Net Income / (Loss) from Continuing Operations per Ordinary Share (A$/share)(1)(2)	(0.14)	(0.21)	0.21	(0.02)	(0.19)
Diluted Net Income / (Loss) from Continuing Operations per Ordinary Share (A$/share)(3)	(0.14)	(0.21)	0.21	(0.02)	(0.19)

	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998
	(A$ million, except where indicated)
Total assets	6,646.2	6,691.4	8,368.2	7,146.7	7,296.6
Long-term obligations	1,709.1	3,476.3	4,304.2	3,053.1	3,592.6
Net assets	2,578.8	2,068.8	2,888.9	3,071.7	2,893.7

Shareholders’ equity	2,578.8	2,068.8	2,888.9	3,071.7	2,893.7

	Millions of shares
Number of Shares	1,128.4	1,108.8	1,098.0	1,149.9	1,143.0

(1)	The number of our shares used in the 2002 basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date) and the actual number of WMC Resources Ltd shares for the month of December 2002. For prior periods the number of our shares used in the basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the periods indicated; as in the demerger each WMC Limited shareholder received one of our shares for each share in WMC Limited it held. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(2)	In 1999, net loss per share was A$0.04 before the cumulative effect of an accounting policy change for start-up costs. In 2002, net loss per share was $0.06 before the cumulative effect of an accounting policy change for amortization of mine development and post-production waste removal costs.

(3)	The number of our shares used in the 2002 diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date) and the actual number of WMC Resources Ltd shares for the month of December 2002. For prior periods the number of our shares used in the diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the periods indicated, including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1 (y) and 6 to the Consolidated Financial Statements.

KEY INFORMATION

Exchange Rates

We publish our Consolidated financial statements in Australian dollars (“A$” or “$”). In this Annual Report, references to “US$” are to United States dollars.

The following table sets forth, for the periods and dates indicated, certain information concerning the rates of exchange of A$1.00 into US$ based on the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
Year Ended December 31, 1998	0.6123	0.6300	0.6868	0.5550
Year Ended December 31, 1999	0.6560	0.6440	0.6712	0.6179
Year Ended December 31, 2000	0.5560	0.5757	0.6687	0.5112
Year Ended December 31, 2001	0.5117	0.5127	0.5712	0.4828
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060

October 2002			0.5585	0.5422
November 2002			0.5660	0.5563
December 2002			0.5660	0.5589
January 2003			0.5922	0.5629
February 2003			0.6075	0.5843
March 2003			0.6161	0.5905

(1)	The average of the exchange rates on the last day of each month during the financial period.

On April 30, 2003, the Noon Buying Rate was A$1.00 = US$0.6262

KEY INFORMATION

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks relating to our business

We believe that, because of the international scope of our operations and the industries in which we are engaged, numerous factors have an effect on our results and operations. The following describes the material risks that could affect us.

A reduction in commodity prices could materially reduce our revenues and profits.

Our revenue is derived from sales of nickel, copper, uranium, gold and fertilizers. The prices we obtain for our products are determined by, or linked to, prices in the world markets, which have historically been subject to substantial fluctuations arising from changes in supply and demand, various Australian and international macro-economic and political conditions, the cost of substitute materials, and the speculative activities of various market participants. This will have a consequent effect on the prices we can charge for our products and the revenues we receive, including under supply contracts the pricing terms of which track market prices, which consequently affects our profitability. The general trend in commodity prices has been characterized by an increase from 1999 through the end of 2000, followed by a decline over the course of 2001 into 2002. For further information about historical commodity price movements in the commodities we produce, please see the following sections “Qualitative and Quantitative Disclosures About Market Risk—Average Quarterly Prices”, “Business Description—Nickel—Markets and Competition”, “Business Description—Copper-uranium—Market and Competition” and “Business Description—Fertilizer—Markets and Competition”.

Material changes in the prices we receive for our products could have a significant effect on our results. Consequently, a sustained and uninterrupted period of unusually low prices of the metal products we sell could reduce our profitability and our ability to pay principal and interest on our debt, dividends, or meet our other obligations.

We expect that commodity prices may not rise until economic activity in the markets we serve starts to increase significantly. The general volatility in commodity prices makes it difficult for us to predict the extent and duration of any decline or increase in the cyclical commodity prices relating to our products. We expect that volatility in prices and in demand for most of our products will continue for the foreseeable future. We may enter into hedging transactions with respect to nickel, gold, copper and fertilizer with a view to reducing the potentially adverse effects of commodity price fluctuations. Since 2000, any new hedging activity has been limited to securing acceptable rates of return for new projects. For a statement of our current hedging activity, and movements in the selling price of nickel, gold, copper and fertilizer over the last five years, see “Quantitative and Qualitative Disclosure about Market Risk” for more detailed discussion of our foreign exchange hedging policy.

Fluctuations in foreign exchange rates could adversely affect our revenues and profits.

The products we export from Australia are predominantly sold in US$. In the year ended December 31, 2002, 90% of our sales revenue was denominated in or linked to US$. However, any dividend payments and the majority of our operating costs are denominated in A$. Therefore, in the absence of other changes, if the A$ strengthens in value relative to the value of the US$, our financial results will be adversely affected. Conversely, a weakening of the A$ relative to the US$ will tend to have a favorable effect on our financial results. Because much of our borrowings and the majority of our receivables are denominated in US$, movements in the A$/US$ exchange rate will also affect our net asset value. As at December 31, 2002, we had US$824.9 million of US$ repayment obligations and US$ receivables of US$123.0 million. We have from time to time sought to hedge our foreign currency exchange position. See “Quantitative and Qualitative Disclosure about Market Risk” for a more detailed discussion of our foreign exchange hedging policy.

KEY INFORMATION

Fluctuations in the A$/US$ exchange rate will also affect the US$ equivalent of the A$ price of our ordinary shares on the ASX and, as a result, are likely to affect the market price of our ADSs in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion of any cash dividends paid in A$ on the ordinary shares underlying the ADSs.

We may have fewer ore reserves than our estimates indicate.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserves data included in this Annual Report are estimates. The actual volume and grade of reserves recovered and our rates of production may be less than these estimates may imply.

Our reserves estimations may change substantially if new information subsequently becomes available. Such estimates are, to a large extent, based on the interpretations of geological data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of operating costs based upon anticipated tonnage and grades of the material to be mined and processed, expected recovery rates, equipment operating costs and other factors. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Fluctuations in the price of commodities, variations in operating and capital costs, different recovery rates and other factors, including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may ultimately result in our estimated reserves being revised. If such a revision were to indicate a substantial reduction in proven or probable reserves at one or more of our major projects, it could negatively affect our financial condition and prospects.

A decline in the market price of a particular metal or mineral may also render the exploitation of reserves containing relatively lower grades of mineralization uneconomical. If the price we realized for a particular commodity were to decline substantially below the price at which our ore reserves were estimated for a sustained period of time, we could experience reductions in reserves and asset write-downs. Under some such circumstances, we may discontinue the development of a project or mining at one or more properties.

An increase in our production costs could reduce our profitability.

Changes in our costs have a major impact on our profitability. Our main expense categories are salaries and wages, energy, transport, materials, and amortization and depreciation of property, plant and equipment. Some of our costs are also affected by government imposts and regulations. Our costs depend upon the efficient design and construction of mining and processing facilities and competent operation of those facilities. Changes in costs of mining and processing operations can occur as a result of unforeseen events or changes in reserve estimates.

Our energy costs represent a significant portion of the production costs for our operations. The principal sources of energy for our mining operations are purchased electricity and natural gas. Energy will continue to represent a significant portion of our production costs, and we may be adversely impacted if future energy sources are not available or energy prices increase. If we are unable to procure sufficient energy at reasonable prices in the future, it could reduce the earnings or cash flow that we otherwise might realize.

Our ability to sustain or increase our current levels of production in the medium to long term is partly dependent on the development of new projects and expansion of existing operations.

Our ability to sustain or increase our current levels of production, and, therefore, our potential revenues and profits, in the medium to long term is partly dependent on the development of new projects and on the expansion of existing operations. Planned development or expansion projects may not result in the entire planned additional production. The economics of any project is based upon, among other factors, estimates of non-reserve mineralization and reserves, recovery rates, production rates, capital and operating costs of these development projects and future commodity prices. The uncertainty and volatility of some or all of these factors contributes to the risks associated with project development and expansion activities.

KEY INFORMATION

Our business may be affected by planned and unplanned outages and other material disruptions.

Industrial disruptions, work stoppages, refurbishments, installation of new plants, accidents or sustained bad weather at our operations can result in production losses and delays in delivery of products, which may adversely affect our profitability. Production may fall below historic or estimated levels as a result of unplanned outages. For example, in 2001, we experienced a fire at both of our copper and uranium solvent extraction units at our Olympic Dam operations. We also experienced a fire in the copper solvent extraction unit in 1999. Our copper and uranium production was adversely affected following these incidents, and future incidents of this nature or other incidents resulting in unplanned outages could materially affect our production and operating profits.

We are exposed to regulatory, legislative and judicial action, both in Australia and in other countries in which we conduct operations.

Our operations in each of the jurisdictions where we operate could be affected by government actions, such as controls on imports, exports and prices, variations in taxation laws (including royalties), government directions, guidelines and regulations, particularly in relation to the environment and mine operations, legislation, indigenous people’s rights and court decisions, particularly those that impact on land access and freedom to conduct mining operations. Any such government action or court decisions may require increased capital or operating expenditures or both, or could prevent or delay the development of some of our operations.

Of particular relevance to our operations in Australia is the impact of pending judicial decisions and potential legislative action concerning the effect of native title in land held under mining or other leases or waters used in our operations. This is discussed in detail in “Legal Proceedings”. We are also subject to the requirements of Australian mining law and the conditions of leases granted to us by state or territorial governments. See “Business Description – Australian Mining Law and Leases” for a more detailed discussion of these requirements. Finally, we must comply with extensive environmental regulations in Australia and the other countries where we have operations, see “Business Description – Environmental Matters”.

Some of our exploration and potential projects and activities are in developing countries where political, economic and other risks may be more acute than in developed countries, including our Corridor Sands project in Mozambique. These risks include: expropriation or nationalization of property; currency fluctuations (particularly in countries with high inflation); restrictions on the ability to pay dividends offshore; risks of loss due to civil strife, acts of war, guerilla activities, insurrection and terrorism; and other risks arising out of foreign sovereignty over the areas in which operations are conducted. Consequently, our exploration, development, and future production activities outside of Australia may be adversely affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, we may be subject to the exclusive jurisdiction of courts outside Australia or may not be successful in subjecting persons to the jurisdiction of the courts in Australia, which could adversely affect the outcome of a dispute.

We are subject to stringent environmental laws and regulations, which impose substantial costs and subject us to significant potential liabilities.

Compliance with environmental laws and regulations imposes substantial costs and subjects us to significant potential liabilities. Our business is subject to particular risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Our operations in Australia are subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. Costs associated with environmental and regulatory compliance have increased over time. In addition, the costs of environmental obligations may exceed the reserves we have established for these liabilities. For a discussion of our significant remediation projects in Australia, see “Business Description – Environmental Matters”.

We cannot reasonably estimate the cost of future compliance or remedial work or further investment necessitated through the introduction of further environmental regulation or by any causes of contamination, including those occurring

KEY INFORMATION

prior to the introduction of such regulation or before or after the property in question was owned or occupied by us. Among other things, the level of these costs will be dependent upon the nature and extent of the current and future environmental regulation, the time and nature of required remedial work, the extent of any contamination, the technology available to meet the required standards, the determination of our liabilities in proportion to those of other parties and the extent to which costs are recoverable from insurance and third parties.

Service of process, enforcement of judgments and bringing of original actions in the United States may be more difficult.

Since we and our officers and directors reside outside the United States and a substantial portion of our assets are located outside the United States, there is a risk that service of process, enforcement of judgments and bringing of original actions will be more difficult.

Native Title in Australia.

“Native Title” describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognized under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include the majority of our operations. We cannot make any assessment as to whether any of our existing assets or operations will be materially affected until court determinations are made. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting our existing and future interests. Accordingly, the impact of native title is being closely monitored but cannot be determined at this time. See “Item 8A. Legal Proceedings – Native Title in Australia” for a discussion of native title issues in Australia that have an impact on our operations.

INFORMATION ON THE COMPANY

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of WMC Resources

Background

We were incorporated under the laws of the Commonwealth of Australia on March 2, 1933. Through the transactions to effect the demerger of WMC Limited’s interest in the Alcoa World Alumina and Chemicals (“AWAC”) joint venture with Alcoa Inc. from WMC Limited’s other businesses effective December 11, 2002 we became an independent diversified resources company. From 1979 until the demerger, we had been operating as a wholly-owned subsidiary of WMC Limited, holding principally the group’s nickel assets. Our main businesses consist of the discovery, development, production, processing and marketing of minerals and metals. We produce nickel, copper, phosphate fertilizers, uranium oxide, gold and a range of other intermediate products. As at December 31, 2002, we had total combined assets of approximately A$7.3 billion and we generated net sales revenue from operations of approximately A$2.5 billion in the year ended December 31, 2002.

We have our registered office and principal executive offices at Level 16, 60 City Road, Southbank, Victoria, 3006, Australia. Our telephone number is +61 3 9685 6000 and our facsimile number is +61 3 9685 3569.

The demerger

On November 21, 2001, WMC Limited announced a proposal to demerge its interests in AWAC from its other mineral businesses. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution with an effective accounting date of November 30, 2002. As a result of the demerger, WMC Limited has continued to hold its interest in AWAC (but changed its name to Alumina Limited) and we hold the nickel, copper/uranium and fertilizer businesses and exploration and development interests (other than those relating to AWAC) previously held within the WMC Limited group.

Immediately prior to effecting the demerger, through a series of share sale transactions internal to the WMC Limited group, we acquired those of WMC Limited’s subsidiaries which held its copper/uranium and fertilizer businesses and exploration and development interests (other than those relating to AWAC), together with those subsidiaries which provide administrative or financial support to, or otherwise relate to activities conducted by, us. The shares of the subsidiaries were transferred to us in return for our newly issued ordinary shares. For accounting purposes, the subsidiaries were acquired in connection with the demerger at their fair value. These fair values were determined by using discounted cash flows in accordance with Australian GAAP. (Under Australian GAAP, fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. However, in circumstances such as these where the transaction does not take place in an active market, fair value can be determined using alternative estimation techniques such as discounted cash flows.)

The demerger was effected in two simultaneous stages. First, WMC Limited reduced its share capital by a notional cash amount of A$2.78 per share and declared a notional cash dividend of A$0.73 per share. Second, under the scheme of arrangement effected by an order of the Court and binding on all WMC Limited shareholders and WMC Limited, WMC Limited shareholders agreed to purchase all of our shares utilizing as consideration their capital reduction and dividend entitlements from WMC Limited. As a result WMC Limited shareholders received our shares on a pro-rata basis in the demerger.

The amount of the capital reduction and dividend together represented our carrying value in the books of WMC Limited at November 30, 2002 after giving effect to the share transfers at fair value mentioned above. This carrying value amounted to A$4,007.5 million.

The demerger required the approval of a majority in number of WMC Limited shareholders present and voting, and holding at least 75% of the total number of WMC Limited shares voted, at the shareholders’ meeting held to consider the demerger. The implementation of the demerger was subject to the approval of the Australian court considering the scheme of arrangement. The approval of the ASX was also required in order to admit us to the official list of the ASX.

INFORMATION ON THE COMPANY

The information about us and our operating and financial review and prospects has been presented in this Annual Report as though we had existed as a stand-alone economic entity for all the periods presented.

Capitalization Expenditure and Divestiture

Since January 1, 2000 we have made the following principal capital expenditure and divestiture:

•	Our divestment of our Kambalda mines is part of our nickel strategy to divest mature nickel mines and seek to participate in the benefits that a small focused operator can yield from the remaining resource. Since early 2000, we have been selling various of the mines within our Kambalda nickel operations. To the date of this Annual Report, proceeds from these sales have totalled A$52.0 million in aggregate. We anticipate that our remaining mine in the Kambalda region will be sold over the next few years.

•	In February 2001 we purchased the Yakabindie nickel project. The Yakabindie project, situated near Mt Keith, involved an investment of A$40 million, A$25 million of which was paid at the time of acquisition with the remaining A$15 million due upon gaining approval to mine the property. While the approval process has been commenced, final approvals to mine are not expected for some years.

•	In 2002 we completed an optimization project to increase production capacity of copper cathode at our Olympic Dam operations in South Australia. The project has increased the refinery capacity and improved efficiency in the milling and hydro-metallurgy areas. The capital cost was approximately A$79 million.

We currently have the following capital expenditure, asset purchase and divestiture activities in progress:

•	Olympic Dam experienced a fire in both the copper and uranium solvent extraction circuits in 2001. The expected cost of the rebuild is approximately A$300 million.

•	In January 2003, we finalized our acquisition of 100% of the Corridor Sands titanium dioxide project located in Mozambique for US$62.5 million. We will pay a final tranche of up to US$25 million in either shares or cash at our option prior to December 31, 2003. The exact amount of the second tranche is subject to, and contingent upon, any future sales by us of all or part of our equity interest in Corridor Sands, at proceeds above stipulated levels.

B.	Business Overview

General

Our main business is the discovery, development, production, processing, and marketing of minerals and metals. We produce nickel, copper, phosphate fertilizers, uranium oxide, gold and a range of other intermediate products. Our other activities include producing, marketing and distributing fertilizers.

During 2002 we explored in Australia, China, Peru, Mongolia, Tanzania and the USA. During 2002 we completed a feasibility study on the Corridor Sands titanium feedstock project in southern Mozambique and purchased 100% of this project, subject to an option by The Industrial Development Corporation of South Africa to purchase a 10% interest in the project.

INFORMATION ON THE COMPANY

The following map shows the location of our operations and interests in Australia.

	CORPORATE OFFICES		FERTILIZER
1.	Melbourne, VIC	10.	Mt Isa, QLD
2.	Perth, WA	11.	Phosphate Hill, QLD
		12.	Townsville, QLD

	COPPER-URANIUM		EXPLORATION
3.	Olympic Dam, SA	13.	West Musgrave, WA

	NICKEL
4. 5. 6. 7. 8. 9.	Kalgoorlie, WA Kambalda, WA Kwinana, WA Leinster, WA Mount Keith, WA Yakabindie, WA

AUSTRALIA

INFORMATION ON THE COMPANY

Segment Information

We categorize our on-going operations as follows: Nickel; Copper-Uranium (the Olympic Dam Operations which produces copper, uranium oxide, gold and silver); Fertilizers; Regional Exploration and New Business. Geographic and financial information relating to the segments of continuing operations are included under Note 7 to our Consolidated Financial Statements. The following table sets forth financial information in A$ by operating segments for each of the last three years.

FINANCIAL INFORMATION BY SEGMENT (CONTINUING OPERATIONS)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million)	(A$ million)	(A$ million)
Sales Revenue by Operating Segments(1)
Nickel	1,314.9	1,200.9	1,645.4
Copper-uranium	723.3	810.3	798.0
Fertilizers	420.4	352.9	222.6
Unallocated corporate revenues	28.6	—	—

	2,487.2	2,364.1	2,666.0

Consolidated Income/(Loss) by Operating Segments before Income Tax
Nickel	212.7	146.9	626.7
Copper-uranium	48.8	47.9	165.7
Fertilizers	(53.5)	(89.4)	(59.7)
Unallocated result	11.4	(1.0)	(1.2)

Product Operating Income	219.4	104.4	731.5
New Business	(36.5)	(35.3)	(6.2)
Regional Exploration	(22.3)	(63.9)	(53.8)
Financing/Corporate	(195.2)	(228.5)	(189.3)

	(34.6)	(223.3)	482.2

(1)	Sales revenue includes intermediate-product sales, commodity and related currency hedging. Inter-segment sales are on a commercial basis and are not significant. All revenues are considered to be generated in Australia – see Note 7 of our Consolidated Financial Statements.

The operations and assets of our business segments are further described in Item 4D “Property, Plant and Equipment”.

INFORMATION ON THE COMPANY

C.	Organizational Structure

The WMC Resources Group consists of WMC Resources, the ultimate parent company, and its subsidiaries. Our business is split into business units based on major production commodities and activities:

•	Nickel

•	Copper-Uranium;

•	Fertilizers

•	Regional Exploration and New Business and

•	Other.

The principal companies within the WMC Resources Group are:

•	WMC Resources Ltd – Incorporated in Australia, WMC Resources Ltd is the parent holding company as well as an operating entity that owns the nickel mining, processing and marketing operations.

•	WMC (Olympic Dam Corporation) Pty Ltd – Incorporated in Australia, this company owns the Olympic Dam Operations which produces high quality refined copper and uranium oxide and gold and silver as co-products. It is wholly owned by WMC Resources Ltd.

•	WMC Fertilizers Pty Ltd – Incorporated in Australia, this company owns the Queensland Fertilizer Operations and fertilizer distribution arm, Hi-Fert Pty Ltd. It is wholly owned by WMC Resources Ltd.

•	WMC Finance Limited – Incorporated in Australia, this company’s principal activities are the borrowing and lending of money and other financing activities, including commodity and currency hedging and the selling of gold and silver purchased from related entities. It is wholly owned by WMC Resources Ltd.

•	WMC Finance (USA) Limited – Incorporated in Australia, the principal activity of this company is to hold debt issued in the United States markets. It is wholly owned by WMC Resources Ltd.

D.	Property, Plant and Equipment

All our assets are 100% owned, either directly or through subsidiary companies, unless otherwise stated.

Under our current life of mine plans, all reported reserves will be mined out within the period of existing leases or concessions or within the time period of assured renewal periods. All reported reserves are at sites which have all required permits and government approvals.

INFORMATION ON THE COMPANY

1.	Nickel

Our nickel business unit is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery. We produced 106,423 tonnes of contained nickel-in-concentrate extracted from 14.3 million tonnes of ore processed in the year ended December 31, 2002. This compared with production of 104,591 tonnes of contained nickel-in-concentrate in the year ended December 31, 2001 from 13.8 million tonnes of ore processed. Purchased feed from third parties was 20,900 tonnes of recovered nickel for the year ended December 31, 2002, compared to 19,717 tonnes for the year ended December 31, 2001.

Our strategy for the nickel business unit is to:

•	optimize the performance of our existing assets by focusing on improving margins;

•	increase output at minimum capital cost and reduce unit cost of production through process improvement, technology and de-bottlenecking;

•	maintain the business as a major low cost producer;

•	grow the business where commercially viable through projects such as Yakabindie and through exploration; and

•	continuously review our portfolio of assets

We commenced production of nickel-in-concentrate in 1967, following the discovery of significant nickel ore reserves at Kambalda. We currently mine nickel ore from both open-cut and underground mines at our wholly owned mines at Leinster and Mount Keith. We ceased mining at Kambalda in 2002. The mill and concentrator at Kambalda are now fed with third party ore. Nickel ore is concentrated at Kambalda, Leinster and Mount Keith and then the majority of this nickel concentrate is transported to the Kalgoorlie Nickel Smelter to be smelted into nickel matte. We sell some of the Mount Keith production directly as concentrate. In the year ended December 31, 2002, we sold 28% of nickel-in-matte produced to overseas customers compared to 36% in 2001 fiscal year and refined the balance at our Kwinana Nickel Refinery to produce LME accredited nickel briquettes, nickel powder and various other intermediate products such as ammonium sulphate.

Pursuant to an agreement with Southern Cross Energy which expires in 2013, power at the Kambalda, Mount Keith and Leinster nickel operations and at the Kalgoorlie Nickel Smelter is primarily derived from on site third party gas fired turbines with power at the Kwinana Refinery being wheeled from the goldfields through Western Power. Under the agreement with Southern Cross Energy, we have a take or pay obligation to purchase energy. In the Goldfields region, until 2006, gas is purchased under long term contract and is sourced from North West gas fields and transported by the Goldfields Gas Pipeline. Under the gas transmission agreement, we have an 80% take or pay obligation. Since December 31, 2001 the transmission tariff has increased by approximately 30% and we are currently disputing this increase in accordance with the dispute resolution procedures under the transmission agreement. The Western Australian Independent Gas Pipeline Regulator has made a draft decision regarding tariffs payable by third parties for access to the pipeline suggesting that a lower access tariff to that currently proposed by the pipeline owners should apply. The pipeline owners have commenced proceedings in the Supreme Court of Western Australia seeking a declaration that the Regulators’ draft decision does not apply. Until 2007 gas for the Kwinana Refinery will be sourced from the North West of Western Australia and is transported by the Dampier to Bunbury natural gas pipeline, with us having a 70% take or pay obligation.

INFORMATION ON THE COMPANY

A summary of the production of nickel-in-concentrate from our mines and third parties, matte from its smelter and metal from its refinery for the last five years is set out below.

NICKEL PRODUCTION SUMMARY

	Year Ended December 31, 2002(2)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999(1)	Year Ended December 31, 1998
	(tonnes)
	Nickel-in-concentrate Produced
Kambalda	23,225	18,653	19,202	11,114	33,381
Leinster	40,006	38,008	40,724	35,953	44,313
Mount Keith	43,192	47,930	47,532	41,208	42,037

Total	106,423	104,591	107,458	88,275	119,731

	Kalgoorlie Smelter Production
Concentrate treated	640,500	704,330	737,244	575,219	722,362
Matte produced	134,400	140,432	148,051	116,299	145,741
Nickel-in-matte produced	91,574	96,650	103,019	79,668	100,071

	Kwinana Refinery Production
Matte treated	100,700	94,208	93,975	79,792	84,072
Refined nickel produced	65,055	61,324	60,532	53,009	53,695

(1)	In 1999 the Kalgoorlie Nickel Smelter was shut down for 63 days for a major furnace rebuild following a furnace leak.

(2)	In 2002 the Kalgoorlie Nickel Smelter was shut down for 24 days for repairs to the mist precipitators following a fire.

INFORMATION ON THE COMPANY

The table below shows our proven and probable nickel ore reserves.

NICKEL ORE RESERVES(1), (2), (3)

As at December 31, 2002

Operation	Type of Reserve(4)	Proven (5)		Probable (6)		Total		Assumed overall Metallurgical Recovery (7)
		Ore million tonnes	Grade %	Ore million tonnes	Grade %	Ore million tonnes	Grade %	(%)
Kambalda	u/g	—		0.1	3.3	0.1	3.3	87
Leinster	u/g	7.1	1.6	12.0	1.9	19.1	1.8	79
	o/c	—	—	1.0	2.5	1.0	2.5	76
Mount Keith	o/c	212.1	0.56	86.5	0.57	298.6	0.56	65
	s/p	24.5	0.49	—	—	24.5	0.49	48

(1)	The commodity price used to estimate the 2002 nickel ore reserves was A$5.00/lb. At the 2002 average exchange rate this equates to US$2.72/lb.

(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(3)	We have a 100% interest in all operations

(4)	U/g – underground, o/c = open-cut, s/p = stockpile

(5)	Approximate drill hole spacings we used to classify the proven ore reserves are:

•	Leinster (Perseverance Shoot) – ≤25m x 25m and

•	Mount Keith – ≤40m x 40m.

(6)	Approximate drill hole spacings we used to classify the probable ore reserves are:

•	Kambalda – ≤40m x 20m,

•	Leinster (Perseverance Shoot) – ≤50m x 50m and

•	Mount Keith – ≤80m x 80m.

(7)	The metallurgical recovery factors included in the tabulation represent the estimated overall nickel recovery, from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported factors for the nickel operations are estimated primarily on the basis of the historical concentrator, smelter and refinery performance, and do not include current planned metallurgical recovery improvements. Assumed metallurgical recoveries for the individual components of the nickel business are the following:

Kambalda concentrator 92%, Leinster concentrator 83% (u/g ore) and 80% (o/c ore), Mount Keith concentrator 68% (o/c ore) and 51% (s/p ore), Kalgoorlie Nickel Smelter 97% and Kwinana Nickel Refinery 98%.

In 2002, we continued our exploration work at our West Musgrave nickel-copper project in Western Australia. West Musgrave is located within the Musgrave Ranges north-east of Laverton near the South Australian border. The tenements lie entirely within Aboriginal Reserve No. A17614, administered by the Ngaanyatjarra Land Council. See discussion of West Musgrave at Regional Exploration and New Business.

Nickel Operations

Kambalda Nickel Operations

        Our Kambalda operations are located 56 kilometers south of Kalgoorlie in Western Australia and comprise a high-grade nickel sulphide mine and a concentrator. Since early 2000, we have been selling our mines at Kambalda and entering into long-term nickel purchase agreements with the purchasers for the processing of ore and the purchase of subsequent concentrate. The divestment of the mines is part of our nickel strategy to divest mature mines where proven

INFORMATION ON THE COMPANY

and probable reserves are nearly depleted and reduce the capital intensity of the operation. During the first half of 2002, we ceased mining ore at Kambalda and now rely entirely on third party ore for feed through the concentrator, some of which is sourced from mines previously owned by us. The Kambalda concentrator has a capacity of 1.5 million tonnes of ore per year. The current utilization of the Kambalda concentrator is approximately 50%. The nickel concentrate, containing approximately 12% to 14% nickel, is dried at Kambalda and transported by rail to the Kalgoorlie Nickel Smelter for conversion to nickel matte.

Purchases from third parties amounted to 20,900 tonnes of recovered nickel for the year ended December 31, 2002, and 19,717 tonnes for the year ended 2001. We disposed of the lease containing the Miitel mine, previously on care-and-maintenance, in November 2000. During 2001 the Wannaway mine and North Widgiemooltha Block were sold to external parties. We leased land containing the Otter, Juan and Coronet North mines to third parties under a long term arrangement. We sold the Long Victor mine during September 2002. The Lanfranchi mine complex is the only mine at Kambalda we still own. We ceased mining at Lanfranchi at the end of March 2002. We anticipate that we will sell this remaining mine over the next few years. We have entered into long-term nickel purchase agreements with the purchasers of these mines.

The net written down value of property and associated plant and equipment at Kambalda Nickel Operations at December 31, 2002 was A$22.9 million.

Leinster Nickel Operations

Leinster is approximately 375 kilometers north of Kalgoorlie in Western Australia. We purchased the Leinster Nickel Operations in 1988 from Mount Isa Mines and Western Selcast.

The site comprises underground and open pit mines and a concentrator and is supported by the nearby township of Leinster. The Leinster deposits consist of both medium-grade disseminated sulfide and sulfide mineralisation with average grades ranging between 1.5% and 4.0%. During 2002, we sourced our Leinster production from the Perseverance underground mine and the Harmony open cut mine. The Leinster mill operating capacity is rated 2.8 million tonnes of ore per year and its utilization is currently approximately 92%. The nickel concentrate, containing approximately 12% nickel, is dried at Leinster before being delivered to our Kalgoorlie Nickel Smelter for further processing.

The net written down value of our property and associated plant and equipment at Leinster Nickel Operations at December 31, 2002 was A$301.3 million. Our reserves are equivalent to approximately ten years life at current production rates.

Mount Keith Operations

Mount Keith is located in Western Australia, approximately 450 kilometers north of Kalgoorlie and 80 kilometers north of Leinster. The Mount Keith deposit is a low-grade disseminated sulphide ore body averaging some 0.6% nickel that is mined by open-cut method. The operation includes a concentrator and ancillary facilities and we officially commissioned it in January 1995.

We have an agreement to sell half of the annual production of nickel-in-concentrate from Mount Keith, up to a maximum of 14,000 tonnes of nickel-in-concentrate per year to OMG Harjavalta Nickel Oy. The contract term will expire when 140,000 tonnes in total have been delivered, which is expected to occur in the first quarter of 2005. Mount Keith concentrates, containing approximately 20% nickel, not contracted for sale are transported by road to Leinster or Kambalda for drying and blending with other concentrates and then delivered to the Kalgoorlie Nickel Smelter for smelting.

The nominal capacity of the Mount Keith concentrator is 11.2 million tonnes of ore per annum. It currently has a utilization of approximately 95%. Average nickel recoveries of around 70% were achieved in 2002. We recently completed a feasibility study which indicates that the milling capacity at Mount Keith could be increased by up to 30%.

INFORMATION ON THE COMPANY

The net written down value of our property and associated plant and equipment at Mount Keith Operations at December 31, 2002 was A$540.5 million. Our reserves included in the current mine plan will be depleted in approximately 16 years at current production rates.

Kalgoorlie Nickel Smelter

We constructed the Kalgoorlie Nickel Smelter and commenced operation in 1972 to supply nickel matte under sales contracts to overseas nickel refiners and also to supply our nickel refinery at Kwinana. The smelter receives supplies of concentrate from the Kambalda, Leinster and Mount Keith treatment plants. We use a flash smelting process to produce matte containing 66% to 75% nickel and 2% to 3% copper.

The Kalgoorlie Nickel Smelter also produces sulphuric acid. We sell most of the sulphuric acid to nickel laterite operations in the Kalgoorlie area, with some acid being used at the Mount Keith and the Kwinana Nickel Refinery. In the year ended December 31, 2002, we produced 489,568 tonnes of sulphuric acid compared to 532,103 tonnes in the previous 12 months.

In the year ended December 31, 2002 approximately 72% of the nickel-in-matte we produced, and in the year ended December 31, 2001 approximately 64% of the nickel-in-matte we produced, was sent by rail to our refinery at Kwinana where we refined it to nickel metal. We exported the remainder.

The net written down value of our property and associated plant and equipment at the Kalgoorlie Nickel Smelter at December 31, 2002 was A$236.4 million.

Kwinana Nickel Refinery

The Kwinana Nickel Refinery is 30 kilometers south of Perth in Western Australia. We constructed the refinery, which commenced operation in 1970, and use the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie Nickel Smelter into LME grade nickel briquettes and nickel powder. A small amount of higher grade nickel concentrate from Mount Keith has on occasion been used to supplement matte as feedstock. The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third-party processor that separates the nickel and cobalt into metal. We receive a credit for the nickel and have the cobalt metal returned for subsequent sale.

The net written down value of our property and associated plant and equipment at the Kwinana Nickel Refinery at December 31, 2002 was A$165.4 million.

Markets and Competition

Nickel is used primarily in the production of stainless steel, low alloy steels, nickel-based alloys to impart strength, toughness and corrosion resistance. It is also used for electroplating and the production of chemicals and batteries. Stainless steel accounted for approximately 67% of world primary nickel demand in 2002 and this percentage is expected to increase as stainless steel is expected to grow faster than other nickel applications.

In the Western World, growth in demand for stainless steel has consistently outstripped growth in industrial production.

The London Metal Exchange is the central price setting market for most nickel. Nickel prices in 2002 ranged from US$2.55/lb to US$3.50/lb (average daily cash settlement). Having reached a cyclical low in 2001, nickel prices posted a modest recovery in 2002 due to higher stainless steel production, tight availability of stainless steel scrap and strong Chinese demand. We believe that the medium-to long-term outlook is positive due to limited new supply coming on-stream term and expected continued growth in stainless steel production as a result of substantial new capacity additions.

INFORMATION ON THE COMPANY

We sell nickel metal, nickel matte, nickel concentrate and various intermediate-products. Most of our nickel metal sales are made under short- to medium-term contractual arrangements. We sell nickel metal to a large number of customers in Europe, North America and Asia. We also maintain websites for the sale of uncontracted nickel and cobalt metal.

Approximately 75% of our nickel-in-matte sales for the year ended December 31, 2002 were made to Sumitomo Metal and Mining Company Limited of Japan (“Sumitomo”). We have long-term contracts with Sumitomo for a total of 26,000 tonnes of nickel-in-matte per year. These contracts expire progressively between 2003 and 2005. This contractual arrangement is an extension of our long-standing relationship with Sumitomo. We have been providing Sumitomo with nickel matte on a consistent basis since the late 1960s. We will seek to renew these agreements prior to their expiry for a total of 16,000 tonnes of nickel-in-matte per year, consistent with our past course of dealing with Sumitomo. If, for any reason, one or more of these contracts are not renewed or replaced with new contracts with Sumitomo, we will pursue other avenues for the disposition of our nickel matte products. We believe that ample potential purchasers are available to pick up any lost sales to Sumitomo. We have recently concluded a three year agreement, commencing in 2005, for 10,000 tonnes of nickel-in-matte per year, with Jinchuan Non-Ferrous Metals I/E Company of China.

INFORMATION ON THE COMPANY

2.	COPPER/URANIUM

Our Olympic Dam Operations in South Australia are a significant Australian producer of both copper and uranium oxide. Our Olympic Dam subsidiary assumed 100% ownership of the Olympic Dam Operations on March 31, 1993 after previously holding 51% in the joint venture that established operations at Olympic Dam.

During 2002, Olympic Dam completed an optimization project to increase its production capacity to 235,000 tonnes per annum of refined copper. However, we expect production in 2003 to be 185,000 tonnes due to the planned plant shutdown to reline the smelter and the rebuild of the copper and uranium solvent extraction plants.

A summary of our Olympic Dam copper, uranium oxide and gold and silver production is set out below

OLYMPIC DAM PRODUCTION SUMMARY

		Year ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	Olympic Dam
Ore treated	‘000s tonnes	8,875	9,336	8,901	6,743	3,405
Grade of Ore:
Copper	%	2.57	2.47	2.53	2.69	2.72
Uranium oxide concentrate	kilograms/tonne	0.69	0.72	0.73	0.78	0.80
Gold	grams/tonne	0.53	0.59	0.53	0.65	0.56
Metal Produced:
Refined copper	tonnes	178,120	200,523	200,423	138,272	73,645
Uranium oxide concentrate	tonnes	2,891	4,379	4,539	3,221	1,740
Gold	ounces	64,293	113,412	69,967	30,510	31,590

In July 2002, we announced that a review of the smelting operations had identified that deterioration in excess of expectations in the furnace roof and sidewall refractory, and in adjacent taphole cooling jackets, would require increased maintenance and consequential down time that would impact copper production and might impact uranium oxide production. The review found that it would be prudent from an operating risk perspective to advance plans to reline the Olympic Dam furnace, which was previously scheduled for a smelter shutdown in the first half of 2004. We plan to bring the reline forward to the second half of 2003. We expect that relining the furnace will take approximately 40 days and will impact copper and uranium oxide production, cash generation and costs. We estimate the cash cost of relining the direct-to-blister furnace, including cooling jacket replacement and improvements, will be approximately A$57 million. We estimate associated refurbishment and repairs to the smelter, anode furnaces, slag furnace and sulphuric acid plant, normally scheduled to coincide with each smelter reline, to cost an additional estimated A$35 million. At the same time, we will also undertake modifications to improve the capability of the gas handling system and acid plant at an estimated cost of A$28 million. An additional A$7 million will be spent on a project to modify the slag furnace that will be undertaken during the smelter shutdown.

INFORMATION ON THE COMPANY

The table below shows our proven and probable copper, uranium oxide and gold reserves at the Olympic Dam Operations.

OLYMPIC DAM ORE RESERVES(1),(2),(3),(4)

As at December 31, 2002

Commodity	Type of Reserve (5)	Unit of Grade	Proven(6)		Probable(7)		Total		Assumed Overall Metallurgical Recovery(8)
			Ore million tonnes	Grade	Ore million tonnes	Grade	Ore million tonnes	Grade	%
Copper	u/g	%	123	2.3	587	1.5	710	1.6	93
Uranium	u/g	kg/tonne	123	0.6	587	0.5	710	0.5	72
Gold	u/g	gram/tonne	123	0.6	587	0.5	710	0.5	60

(1)	The commodity prices used to estimate the 2002 ore reserves were: A$1.42/lb for copper, A$23.33/lb for uranium and A$500/oz for gold. At the 2002 average exchange rate this equates to US$0.77/lb for copper, US$12.71/lb for uranium and US$272/oz for gold. The uranium price reflects a premium over the spot price based on long-term contracts.

(2)	Ore reserves at Olympic Dam contain copper, uranium and gold. The reported copper, uranium and gold grades are for the same reserve tonnage.

(3)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(4)	We have a 100% interest in the Olympic Dam Operations.

(5)	u/g = underground

(6)	Approximate drill hole spacings we used to classify the proven ore reserves are ≤40m x 40m.

(7)	Approximate drill hole spacings we used to classify the probable ore reserves are ≤80m x 80m.

(8)	The metallurgical recovery factors included in the tabulation represent the estimated overall recovery of copper, uranium and gold, from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves.

Olympic Dam’s current strategic approach can be summarized as follows:

•	in the short term, complete the smelter reline and copper and uranium solvent extraction circuit rebuild in 2003 and achieve annual copper production of 235,000 tonnes in 2004;

•	to increase output at minimum capital cost and further reduce production costs through process improvement, technology and de-bottlenecking; and

•	to review further expansion options.

Due to the size of the Olympic Dam ore body, there is potential to increase the size of the operation further. Work to examine a number of options is underway. However, any further expansion of Olympic Dam beyond the current optimization project will first require various regulatory and governmental approvals covering a range of operational matters.

Olympic Dam Operations

We discovered the Olympic Dam copper, uranium, gold and silver deposit in 1975, 560 kilometers north-west of Adelaide in South Australia. It comprises a large number of discrete ore zones throughout an area of several square kilometers ranging in depth from 350 meters to approximately one kilometer. The Olympic Dam underground mining operation is highly mechanized, with automated rail transportation and underground crushing. The primary method of ore extraction is long hole open stoping with cemented aggregate fill. This method allows for large equipment to achieve high productivity and maximum ore recovery.

INFORMATION ON THE COMPANY

Ore is hoisted to the surface where it is fed to one of two grinding circuits. After grinding, the resultant slurry passes to a flotation circuit where a series of flotation stages and a further regrinding activity produce a copper concentrate. The concentrate then passes through a leaching circuit which is principally designed to extract uranium from the copper minerals. Uranium is extracted in a solvent extraction plant, producing yellow-cake, which is subsequently calcined to produce uranium oxide concentrate and then packaged in drums for export sales.

After drying, copper concentrate is fed to an Outokumpu flash furnace smelter, which produces blister copper and flash furnace slag. Blister copper is transferred to anode furnaces for fire refining. Anode copper is transported to the refinery where the ISA electro-refining process is used to produce copper cathodes. The slimes from this process are treated separately to recover gold and silver.

Power for the Olympic Dam Operations is supplied via a 275kV power line from Adelaide, with power supplied currently under contract until July 2006 by TXU and transmitted by Electranet in accordance with the National Electricity Code and the Electricity Act 1996 (SA) (as amended). We have finalized a formal contract with TXU covering a four-year term with an option to extend for two additional terms of three years. The new contract commenced operation for the supply of electricity to Olympic Dam from July 1, 2002.

Water supply for Olympic Dam is accessed from bore fields which draw from the Great Artesian Basin in South Australia. The operation has licenses from the relevant authorities to allow a drawdown (aquifer pressure) estimated to be the equivalent of 42 megalitres per day of which 33 megalitres per day is currently used.

The Olympic Dam Operations produces both LME accredited electrolytic refined copper cathode and electro-won copper which is not LME accredited. We commenced production at Olympic Dam in 1988 at a rate of 45,000 tonnes per year of refined copper. Between 1989 and 1995, our production rate was increased, ultimately raising the ore mining capacity to approximately 3 million tonnes per year to supply a copper production capacity of approximately 85,000 tonnes per year. In 1999, we completed a major expansion of operations at Olympic Dam with production capacity increasing to approximately 200,000 tonnes of refined copper, 4,300 tonnes of uranium oxide, 75,000 ounces of refined gold and 850,000 ounces of refined silver per year. A further optimization project has taken our refined copper production capacity to 235,000 tonnes per annum. However, production in 2003 is expected to be 185,000 tonnes due to the plant shutdown to reline the smelter and the rebuild of the copper and uranium solvent extraction plants.

The Olympic Dam Operations experienced a fire in the Copper Solvent Extraction Circuit in 1999 which resulted in a loss of approximately 7,150 tonnes of copper production. We experienced a further fire in both the copper and uranium solvent extraction area in 2001. We expect the cost of the rebuild to be approximately A$300 million with the uranium circuit scheduled to be completed in the first half of 2003 and the copper solvent extraction plant in the second half of 2003. The rebuild cost and costs of lost production will be partially offset by insurance proceeds of more than A$120 million, consisting of at least of A$80 million for business interruption and A$40 million for material damage. The total amount of insurance proceeds is under negotiation with our insurers.

The net written down value of our property and associated plant and equipment at Olympic Dam at December 31, 2002 was A$3.6 billion. Reserves included in our current mine plan will be depleted in approximately 20 years at current production rates.

The Indenture Agreement

On June 21, 1982, the Government of South Australia, by an Act of the Parliament of that State, called the Roxby Downs (Indenture Ratification) Act of 1982, ratified an agreement between the State of South Australia and the then-current Olympic Dam Operations joint venturers. This Act:

•	levies an ad valorem royalty of 3.5% on the value of the products dispatched from the mine. A second tier of additional royalty is also levied when the after-tax rate of return from the operation is greater than a threshold rate of 1.2 times the 10-year Australian government bond rate. After December 31, 2005, the royalty reverts to the royalty under the State Mining Act which, at present, is 2.5%;

INFORMATION ON THE COMPANY

•	confers continuing mining rights (via a Special Mining Lease) at Olympic Dam Operations until the deposit is economically mined out;

•	confers the right to draw water supplies;

•	provides Government infrastructure and services; and

•	permits production of up to 350,000 tonnes of copper per year.

The Special Mining Lease relating to our Olympic Dam Operation has been granted for a period of fifty years with rights of extension for further periods of fifty years.

For information on native land claims refer to Item 8A “Legal Proceedings”.

Markets and Competition

Copper

Industrial usage of copper derives from its electrical and thermal conducive properties, its durability and strength. Copper has many end uses, including consumer products, transport, industrial machinery, construction and electronic products.

Copper is an internationally traded commodity, traded on the LME in London and the COMEX division of the New York Mercantile Exchange in New York.

The average copper price in 2002 was US$0.71/lb (US$1,565/tonne). Prices in 2002 remained weak due to the world economic slow down and new mine production coming on line. In response to the decline in prices, key copper producers have announced mine production cuts of 540,000 tonnes for 2003. US producers have also been impacted by the strength of the US$ and in some cases by higher energy prices.

Olympic Dam’s copper production is sold to customers in Europe, Australia and Asia under contracts which are negotiated annually. Contract prices are based on the LME cash settlement price.

Uranium Oxide – as a co-product to copper at Olympic Dam

The only significant commercial end use of uranium is as fuel for nuclear power electricity generating plants. Nuclear power currently accounts for approximately 16% of the world’s electricity requirements. Depending upon overall growth of electricity production from other sources, nuclear power’s share is expected to decline over the decade to comprise approximately 13% to 14% of total electricity production by 2010. Production is spread among a number of countries with Canada and Australia being the largest producers. The industry is dominated by a small number of large producers. Worldwide annual mine production amounts to approximately 46,000 tonnes of uranium oxide.

The rapid growth of uranium consumption in the 1970’s and 1980’s slowed in the 1990’s with reduced construction of new power reactors. However demand has continued to strongly outstrip mine supply requiring continued draw-down of diminishing secondary stockpiles. Former Russian military uranium has been entering the commercial market in increasing quantities since 1995. The recent and expected future rate of such market entry is 24 million lbs of uranium oxide per year.

In the near term, Russian uranium will probably keep the uranium spot price lower than it would otherwise be, but in the longer term this material is expected to be needed to meet commercial demand and therefore is not expected to materially affect price. However, depending on the level of future commercial uranium prices, the presence of former Russian military uranium may result in the deferral of one or more new mine projects the development of which are price sensitive. For various reasons, it is unlikely that former US military uranium will become available to the commercial market during the next 10-year period.

Uranium oxide is not traded on an official exchange and the spot market is highly illiquid as most uranium oxide is sold under long-term contract (three-to-ten years). In spite of this, the spot market is important as pricing under a

INFORMATION ON THE COMPANY

significant portion of long-term contracts is linked to the spot market. Spot prices in 2002 averaged US$9.88/lb uranium oxide.

Our objective is to match sales of uranium to production, with the bulk of production committed under long-term sales contracts with well-established and reputable electricity generating utilities. In 2002, we sold uranium oxide to the United Kingdom, Finland, Sweden, Belgium, France, Japan, Canada and the United States.

Uranium is exported in accordance with Australian government regulations and the requirements of bilateral safeguards agreements between the Australian government and the recipient’s national government.

INFORMATION ON THE COMPANY

3.	FERTILIZER

We hold mining leases over two phosphate deposits in north-west Queensland. Our major phosphate resource is located at Phosphate Hill, 140 kilometers southeast of Mount Isa. The principal activities at Phosphate Hill are conducted on Mining Lease 5543 which expires on October 31, 2035. Currently, mining is from three open pits using excavators and trucks. Ore is treated through a beneficiation plant which has a four-stage process of crushing, washing and de-sliming, grinding, thickening and slurry storage. We completed the construction of the Queensland Fertilizer Operation at the end of 1999, and commissioned the integrated plant during 2000.

Sulphuric acid is sourced from an acid plant we own located adjacent to MIM Holdings Limited’s Mt Isa smelter and from the Korea Zinc plant at Townsville. The acid plant has a production capacity of approximately 1.1 million tonnes of sulphuric acid per year. The agreement with MIM to convert the smelter off-gases to sulphuric acid obligates both parties on a “reasonable endeavors” basis. If for some reason sulphur dioxide gas is unavailable, the acid plant burns sulphur to produce sulphur dioxide, although production volumes and costs would be affected if the sulphur dioxide gas from the acid plant was not available for an extended period of time. We transport sulphuric acid to Phosphate Hill in specially designed rail tanker wagons.

Sulphuric acid is combined with filter cake from the beneficiation plant in a phosphoric acid plant to produce phosphoric acid and gypsum. The phosphoric acid plant at the Queensland Fertilizer Operations is a hemihydrate plant with a production capacity of 1,500 tonnes per day.

In the ammonia plant, ammonia is produced by combining hydrogen from natural gas and nitrogen from air. In the granulation plant, phosphoric acid is reacted with ammonia to form ammonium phosphate slurry which is pumped into the granulator where it forms granules of fertilizer, as either Di-ammonium phosphate (DAP) or Mono-ammonium phosphate (MAP). We transport the final product by rail to handling and storage facilities in Townsville under the terms of a 20-year take or pay rail transport contract with Queensland Rail to a minimum annual tonnage of approximately one million tonnes. The Townsville storage facilities have a capacity of 90,000 tonnes.

We store gypsum onsite at Phosphate Hill in large lined dams. Gypsum storage and disposal is a significant cost for the operation as the production process produces large quantities of gypsum. We are currently exploring longer term low cost alternatives for the storage and or use of the gypsum produced.

We source power at Phosphate Hill from on-site third party gas fired turbines. We purchase natural gas for power and ammonia production under a long-term contract with Santos Ltd and others. We source this gas from the Cooper Basin gas fields in south-west Queensland via the AGL Carpentaria gas pipeline.

We source our water from a series of bores into nearby aquifers within the mining lease area. These should be adequate to meet requirements for at least 10 to 15 years. We are currently pursuing access to other identified sources.

Our current principal strategic objectives for our Queensland Fertilizer Operations are to:

•	Consolidate operating performance at or above design capacity;
•	Optimize and improve production efficiency to reduce operating costs and obtain additional low-cost production;
•	Develop domestic and export markets;
•	Increase production of MAP based products; and
•	Review further expansion options.

Following a period of poor returns, the domestic and international fertilizer markets are undergoing consolidation. Queensland Fertilizer Operations will consider all its strategic options to participate in this process.

We are currently investigating ways to increase the percentage of MAP produced and the possible introduction of sulphur fortified MAP for which there may be increased market demand.

INFORMATION ON THE COMPANY

The table below details principal components and location of the Queensland Fertilizer Operations:

Queensland Fertilizer Operations

INFORMATION ON THE COMPANY

A production efficiency study is underway to investigate ways to increase annual production of phosphate fertilizer to 1.06 million tonnes. A companion study is underway to evaluate options for upgrading ore, either through flotation or ore sorting, to further increase annual capacity to 1.3 million tonnes of phosphate fertilizer, but as yet no definitive economic option has been proposed. The table below shows our Phosphate Hill fertilizer production over the last four years.

PHOSPHATE HILL PRODUCTION SUMMARY

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(tonnes)
Di-ammonium phosphate (DAP)	718,287	651,498	326,262	5,143
Mono-ammonium phosphate (MAP)	102,713	57,947	—	—

The table below shows our proven and probable phosphate ore reserves.

PHOSPHATE HILL ORE RESERVES(1), (2), (3)

As at December 31, 2002

Type of Reserve(4)	Proven Ore(5)		Probable(6)		Total		Assumed Overall Metallurgical Recovery(7)
	Ore million of tonnes	Grade (% P2O5)	Ore million of tonnes	Grade (% P2O5)	Ore million of tonnes	Grade (% P2O5)
o/c	28.2	24.5	62.6	24.3	90.8	24.4	77
s/p	0.3	24.7	—	—	0.3	24.7	77

(1)	The commodity price used to estimate the 2002 ore reserves was A$300/tonne (for DAP free-on-board Townsville). At the 2002 average exchange rate, this equated to US$163/tonne (for DAP free-on-board Townsville).

(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(3)	We have a 100% interest in the Phosphate Hill operation.

(4)	o/c = open cut, s/p = stockpile

(5)	Approximate drill hole spacings we used to classify the proven ore reserves were ≤40m x 40m.

(6)	Approximate drill hole spacings we used to classify the probable ore reserves were ≤120m x ≤120m.

(7)	The metallurgical recovery factors included in the tabulation represent the estimated overall recovery of P2O5 from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported recovery refers to the combined recovery of the beneficiation plant and the phosphoric acid plant.

The net written down value of property and associated plant and equipment at our Queensland Fertilizer Operations at December 31, 2002 was A$567.3 million. Reserves included in our current mine plan will be depleted in approximately 20 years at current production rates.

Markets and Competition

Our wholly owned subsidiary, Hi-Fert Pty Ltd, is a distributor of fertilizers in Australia and currently has a market share of DAP sales of approximately 27% for the eastern states of Australia. During 2002, we pursued a market development strategy, supporting the continued growth in production from our fertilizer operations. Our focus for fertilizer products is the Australian market, which we believe yields good margins for these operations. We have marketing

INFORMATION ON THE COMPANY

arrangements in place for our total fertilizer production based on 2002 volumes. We have supply contracts in place with major Australian fertilizer distributors for the delivery of between 440,000 and 590,000 tonnes of DAP per year, depending on customer requirements. Contracts covering domestic MAP sales of between 120,000 and 200,000 tonnes per year have become effective since commencement of commercial production and demonstration of quality compliance. We have contracted to sell to Cargill Fertilizers Incorporated 350,000 tonnes per year of high analysis fertilizer for sale into Asia. The arrangement with Cargill provides for up to 500,000 tonnes per year to be sold through Cargill if required by us.

High analysis fertilizers based on phosphoric acid are increasing their market share due to their high nutrient content and savings in storage, handling, transportation and application costs. About half of the high analysis fertilizer produced is traded internationally because production is concentrated in a small number of countries. International trade is based on the supply from the two major production regions, the US Gulf of Mexico and North Africa. The North African producers generally export to Western Europe and Asia while the North American producers generally export to Asia, South America, Australia and New Zealand.

Most high analysis fertilizer pricing is based on US Gulf of Mexico prices. The DAP price has increased substantially during the first quarter of 2003, with a range of US$149 per tonne (fob Tampa) to US$195 per tonne. Several factors contributed to the price strength, including strong demand for product on international markets and a rapid increase in raw material costs that has forced producers to raise prices or reduce output. The DAP price has also been undergoing cyclical recovery since mid 2001, and this improvement has continued.

Prices are expected to soften slightly in the short term as seasonal demand in Europe, Latin America and Australia declines through May. Weakness should be limited due to high raw material prices and tight margins for producers.

INFORMATION ON THE COMPANY

4.	REGIONAL EXPLORATION AND NEW BUSINESS

Minerals Exploration

Exploration is a core component of our growth management strategy. Our global minerals exploration program seeks to deliver mineral discoveries that provide significant growth opportunity in locales where we can effectively manage the business and technical risks. During 2002, we conducted exploration in Australia, China, Peru, Mongolia, Tanzania and the USA.

We spent A$23.4 million on minerals exploration for continuing operations for the year ended December 31, 2002. Our expenditure for the year ended December 31, 2001 was A$76.5 million. This annualised decrease was due to a significant recent restructuring of the exploration function. We continued to focus our exploration on greenfields, targeting and testing for deposits of nickel, copper and gold. In 2001, we detected significant nickel, copper and platinum group element mineralization through an extensive drilling program at the West Musgrave project in Western Australia.

West Musgrave, Western Australia

During 2000 and 2001, we received results from the West Musgrave area of Western Australia. We tested two prospects, 4 kilometers apart, by diamond drilling targeted on separate geophysical anomalies, with both intersecting nickel and copper sulphide mineralization. In 2001, we announced encouraging drill results from the Nebo and Babel prospects in the West Musgrave area of central Western Australia. We continued drilling on those prospects during 2002. Results have been variable, although we have drilled significant nickel, copper sulphide and platinum group metal mineralization over a strike extent of five kilometers. We are continuing assessment and interpretation of these results.

Our exploration in this area is currently focused on identifying thicker zones of mineralization at both Nebo and Babel while broader, regional exploration continues. We currently manage more than 7,600 square kilometers of granted exploration tenure in the region. We recently completed a regional electromagnetic survey covering approximately 3,200 square kilometers of prospective tenure in the region. We are still interpreting the results of this survey in preparation for ground follow-up of prospective anomalies. We have begun negotiations with the Ngaanyatjarra Land Council for a land access agreement to fly an airborne electromagnetic-survey that would allow exploration access over an even broader area in the region.

New Business

Mozambique - Corridor Sands Project

The Corridor Sands heavy minerals project contemplates the exploitation of large, currently undeveloped mineral sands deposits situated in southern Mozambique. The project envisages a world-scale integrated mining, concentration and smelting operation to produce titanium dioxide slag, used to produce pigments for brightness and opacity in the manufacture of paint, paper and plastics with planned initial production of around 400,000 tonnes per annum of titanium slag envisaged to commence in the second half of 2007. In connection with the development of the project, we may seek a joint venture partner.

In November 2000, after an earlier due diligence investigation, we paid Southern Mining US$15 million for an exclusive option to study and acquire a controlling interest in the project. We completed a bankable feasibility study in 2002.

On December 9, 2002, we announced that we had agreed to acquire 100% of the Corridor Sands project from Southern Mining Corporation Limited. The total consideration to be paid is no greater than US$87.5 million and comprises two tranches. The first tranche was satisfied by the issue, on December 9, 2002 of 14,080,604 shares in each of WMC Resources and Alumina Limited, valued at US$62.5 million (based on the respective share prices of each company on that date). The second tranche of up to US$25 million will be paid in either cash or shares at our option by the end of 2003. The exact amount of the second tranche is subject to, and contingent upon, any future sales by us of all or part of our equity interest in Corridor Sands, at proceeds above stipulated levels. Under the terms of the agreement, the Industrial Development Corporation of South Africa retains an option, exercisable during the first half of 2003, to acquire a 10% interest in the project.

INFORMATION ON THE COMPANY

The table below shows WMC Resources proven and probable mineral sands ore reserves.

CORRIDOR SANDS ORE RESERVES(1), (2),(3),(4)

As at December 31, 2002

Type of Reserve(5)	Proven Ore(6)		Probable(7)		Total		Assumed Overall Metallurgical Recovery(8)
	Ore million of tonnes	Grade Ilmenite %	Ore million of tonnes	Grade Ilmenite %	Ore million of tonnes	Grade Ilmenite %
o/c	685	4.8	122	3.7	807	4.7	37

(1)	An ilmenite equivalent price per tonne of titanium slag, including revenue from by-products, of US$480 was assumed for ore reserve estimation.

(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(3)	We have a 100% interest in the Corridor Sands project, subject to an option to acquire 10% of the project by The Industrial Development Corporation of South Africa.

(4)	The technical phase of WMC’s bankable feasibility study on the Corridor Sands project was concluded in July 2002. The ore reserves, on the basis of only a notional first-twenty-year optimal pit design for the West Block of the main deposit, are estimated at 807 million tonnes grading 4.65 per cent ilmenite, 0.17 per cent zircon and 0.02 per cent rutile.

(5)	o/c = open cut.

(6)	Approximate drill hole spacings we used to classify the proven ore reserves were ≤250m x 125m.

(7)	Approximate drill hole spacings we used to classify the probable ore reserves were ≤500m x ≤250m.

(8)	The reported metallurgical recovery factor represents the overall ilmenite yield from run-of-mine crude ilmenite to titanium slag.

Environmental Matters

Our environmental policy is to achieve compatibility between economic development and the maintenance of the environment and to comply with all applicable environmental laws. Primary responsibility for environmental matters rests with local management. A corporate environmental group provides technical and professional support to the line organization in its execution of the environmental policy and undertakes independent environmental audits of operations. Environmental compliance is reported quarterly by each operation. Initiatives for the improved use of water and energy and other resources have been introduced, as have initiatives for the reduction of certain emissions to the atmosphere. An environmental management system, consistent with the requirements of ISO14001 is operational at all of our operations. We published our eighth annual Sustainability Report in 2003.

We have mineral-producing operations and conduct exploration in many countries. Our activities are subject to various laws governing the protection of the environment in areas such as air and water quality, emissions, waste disposal, environmental impact assessments, mine rehabilitation and access to, and use of, ground water. A failure by us to comply with the laws in relation to the above issues might result in sanctions such as fines or orders requiring that additional environmental control equipment be installed or that operations be curtailed.

We continue to invest in plant and equipment to improve the operational and environmental performance of our operations and to ensure compliance with regulatory requirements. We continue to incur operating expenditures for the recovery of the groundwater at the Baldivis tailings storage facility. To December 31, 2002, we have spent A$79.9 million (2001:A$76.0 million) on groundwater

INFORMATION ON THE COMPANY

remediation at our Kwinana and Baldivis facilities. Current remediation work at Kwinana has been completed and we anticipate that work at Baldivis will continue until approximately 2008, at a further cost of A$27.8 million.

We have accrued and continue to accrue financial provisions for meeting environmental obligations such as mine closure and rehabilitation together with other long-term liabilities. As at December 31, 2002, we had set aside A$101.2 million for such provisions.

We cannot reasonably estimate the cost of future compliance or remedial work or further investment necessitated through the introduction of further environmental regulation or by any causes of contamination, including those occurring prior to the introduction of such regulation or before or after the property in question was owned or occupied by us. Among other things, the level of these costs will be dependent upon the nature and extent of the current and future environmental regulation, the time and nature of required remedial work, the extent of any contamination, the technology available to meet the required standards, the determination of our liabilities in proportion to those of other parties and the extent to which costs are recoverable from insurance and third parties.

Australian Mining Law and Leases

In Australia, with few exceptions, all onshore mineral rights are reserved to the Government of the relevant State or Territory. Exploration for minerals is regulated by the general mining legislation of the relevant State or Territory and controlled by the relevant State or Territory government department. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes (see Item 8A “Legal Proceedings – Native Title in Australia”).

Where large-scale mining projects are involved, mining leases can also be granted pursuant to specific legislation of the State or Territory. Such mining leases involve complex agreements with State Governments on matters such as water rights, the size of the mining tenements, protection of the environment, the provision of infrastructure and the payment of royalties. In South Australia, the Olympic Dam Operations special mining lease is an example of this type of agreement (see Item 4D “Property, Plant and Equipment – Copper – Indenture Agreement”).

In addition, a number of mining leases pertaining to the Kambalda Nickel Operations and Leinster Nickel Operations were issued pursuant to the Nickel Refinery (Western Mining Corporation Limited) Agreement Act 1968 (WA) and the Nickel (Agnew) Agreement Act 1974 (WA), respectively.

Our nickel operating properties are located in the State of Western Australia. Upon application to the Western Australian Department of Mineral and Petroleum Resources, the Warden may grant a prospecting license. The Warden is also responsible for providing recommendations in relation to exploration licenses to the Minister who, in turn, may grant an exploration license. Exploration or prospecting licenses generally grant exclusive rights to explore for minerals in an area for a set period, as long as the holder complies with the provisions of the relevant Mining Act relating to conditions of tenure and minimum annual expenditure.

In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a mining lease. In Western Australia the maximum area of a mining lease is 10 square kilometers and the maximum initial term is 21 years. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

In Western Australia, the holder of an exploration license can obtain a mining lease without establishing an economic deposit. This gives the holder exclusive mining rights on the property. The Minister for Mines of the State of Western Australia may grant or refuse a mining lease at his discretion, regardless of the Warden’s recommendations. If the applicant is the holder of an exploration license and the holder has complied with the conditions attaching to the exploration license, an application, generally, will be granted. However, a 1994 decision of the Full Court of the Supreme Court of Western Australia held that the “automatic grant” was subject to the Minister’s discretion to refuse the mining lease application on reasonable grounds in the public interest, such as major environmental issues.

INFORMATION ON THE COMPANY

Upon expiration of the initial term of a Western Australian mining lease, the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the Minister’s discretion.

Holders of mining leases must pay royalties on minerals extracted from the mining area. The amount of the royalty payable is specified in the relevant legislation. The royalty on sales of nickel in Western Australia is 2.5% of the free on board contained metal value of nickel sold.

See Item 4D “Property, Plant and Equipment – Copper – Indenture Agreement” for the royalties payable for the Olympic Dam Operations.

In addition to the aforementioned leases, we own freehold property including mineral rights at Kambalda in Western Australia on which nickel mines are operating and the tenure underlying the Olympic Dam Operations. No royalty is payable by us to the State of Western Australia for nickel production from these mines although a royalty is payable to a prior holder of the freehold property.

A summary of our significant leases and freehold property for Western Australian, South Australian and Queensland operations follows.

Operation	Relevant Act(s)	Term		Expiration Date of Lease(1)	Life of Approved Mine Plan
Kambalda Nickel Operations	Mining Act 1978 (WA)	Leases are currently within their initial 21-year lease period. A further 21 years is available as a right of renewal. Further renewals are at Minister’s discretion.	) ) )	2005-2006 2010-2011 2015, 2019	3

	Nickel Refinery (Western Mining Corporation Limited) Agreement Act 1968 (WA)

All leases have completed their initial term of 21 years.

All leases had an option to be renewed for a further period of 21 years. This option has been exercised against all leases. A second renewed term is available for a further period of 21 years. However, grant of this renewal is at the Minister’s discretion. These tenements can also be replaced by WA Mining Act 1978 mining leases in which case they would become subject to the provisions of that Act.

			) ) )	2007-2008 2014 2017-2018

	Transfer of Land Act (WA) Mining on Private Property Act 1898 (WA)	In perpetuity

Leinster Nickel Operations	Nickel (Agnew) Agreement Act 1974 (WA)

Lease has completed its initial term of 21 years. Option for a renewed term of a further period of 21 years has been exercised. Lease has unlimited rights for renewal for further periods of 21 years. This lease can also be replaced by WA Mining Act 1978 mining leases in which case they would become subject to the provisions of that Act. )

			)	2019	11

INFORMATION ON THE COMPANY

Operation	Relevant Act(s)	Term		Expiration Date of Lease(1)	Life of Approved Mine Plan
	Mining Act 1978 (WA)	Leases are currently within their initial 21-year lease period. A further 21 years is available as a right of renewal. Further renewals are at Minister’s discretion.	) ) ) )	2004 2008-2010 2012-2013 2015

Mount Keith Operations	Mining Act 1978 (WA)	Leases are currently within their initial 21-year lease period. A further 21 years is available as a right of renewal. Further renewals are at Minister’s discretion.	)	2008 2011-2016	16

Olympic Dam Operations	Roxby Downs (Indenture Ratification) Act 1982 (SA)	50 years plus right to renew for further periods of up to 50 years	)	2036	20

	Real Property Act 1886 (SA)	In perpetuity

Phosphate Hill	Mineral Resources Act 1989 (Qld)	40 years plus renewal periods as negotiated with Queensland Government	)	2035	20

(1)	There may be a number of lease agreements applicable for each operation

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our operating performance and financial condition uses financial data prepared in accordance with Australian GAAP. The differences between US GAAP and Australian GAAP which are relevant to the preparation of our Consolidated Financial Statements are discussed in Item 3A and outlined in Note 45 to the Consolidated Financial Statements.

Demerger

We were formed as a result of the demerger of WMC Limited into two entities. Pursuant to the demerger, we acquired the copper-uranium and fertilizer businesses, two finance vehicles, WMC Finance Limited and WMC Finance (USA) Limited, as well as exploration and development interests (other than those relating to AWAC). We already held WMC Limited’s nickel business. WMC Limited, now renamed Alumina Limited, continues to hold the interest in AWAC, costs associated with AWAC and exploration and development interests related to AWAC.

The following discussion of our operating and financial review has been prepared, like the historical financial statements on which the discussion is based, as though we had existed as a stand-alone economic entity, consisting of the businesses and assets identified above, for each of the periods presented. This presentation includes the results of operations which have been discontinued, such as gold and talc, the proceeds from the sale of these same discontinued businesses and the associated hedging losses incurred by them. As a result, the financial presentation does not entirely reflect our businesses and assets on an on-going-forward basis, the latter being focused upon the nickel, copper/uranium and fertilizer businesses.

In addition, although the financial statements include all costs and revenues incurred by us for the reported periods, they do not necessarily reflect what the costs and revenues would have been had we existed as a separate, stand-alone economic entity during the periods presented. In particular, in order to achieve improved financial outcomes, management might have made different decisions regarding exploration, project evaluation, corporate expenditure activities and capital structure. Some of the uncertainties surrounding our operating and financial prospects are described in the section entitled “Risk Factors.”

The transactions that occurred in conjunction with the demerger and the manner in which the demerger has been implemented, will also have an effect on our results of operations and financial position in future years relative to our historical results of operations and financial position discussed in this section. In particular, as part of the demerger, we acquired WMC Limited’s copper/uranium and fertilizer businesses and WMC Limited’s international exploration assets and businesses (other than those relating to AWAC) at their fair value as required under Australian GAAP. These internal acquisitions resulted in an increase in the reported value of our consolidated property, plant and equipment and will result in correspondingly higher depreciation and amortization expense in future years compared to historical periods. In addition, in connection with the demerger, we replaced WMC Limited’s debt facilities and borrowings with new debt facilities and borrowings. As a result, following implementation of the demerger, our level of debt was reduced by approximately A$577 million. This lower level of debt will also result in a lower level of annual interest expense associated with borrowings in future years compared to historical periods. Finally, the transfers of WMC Finance Limited and WMC Finance (USA) Limited in connection with the demerger resulted in the accounting for the derivative and financial instruments held in these entities at fair value on the date of transfer as required under Australian GAAP. As a result, our future earnings will only be impacted, in respect of these instruments, by the movement in commodity prices and exchange rates between the date of transfer and the maturity date, although future cash flows will still be impacted in respect of these instruments by the movement in commodity prices and exchange rates between the dates when the contracts were originally entered into and their maturity dates. For more information regarding the effect of the demerger on our results of operations and financial position, you should refer to the unaudited pro forma Consolidated Financial Statements for the year ended December 31, 2002 included in this Annual Report.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Preparation

In compliance with Australian Accounting Standards and the Corporations Act 2001, for Australian reporting purposes, we were required to prepare Australian statutory accounts, for the year ending December 31, 2002 on a legal entity basis which, for these purposes, reflect the results of the nickel operations and corporate activities for the full 2002 financial year, but only include the results of the copper-uranium, fertilizer and finance activities for the month December 2002, the period from the consummation of the demerger until the end of the financial year. As the statutory presentation does not reflect the full annual financial results of all the businesses that now comprise our group, the Consolidated Financial Statements included in this Annual Report have been prepared on a “carve out” basis as though we controlled the copper-uranium, fertilizer and finance activities for the full 2002 fiscal year. A reconciliation of net income on a statutory basis to net income on a “carve out” basis for the year ended December 31, 2002 has been included in “Reconciliation between net income on a statutory basis and net income on a carve-out basis” in this Annual Report.

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 1 to our Consolidated Financial Statements, in respect of Australian GAAP, with differences in accounting policies for US GAAP more fully described in Note 45 to the Consolidated Financial Statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the mining industry and information from outside sources.

Our management believes the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Our critical accounting policies include those discussed below.

Amortization of mine properties and mine development assets

We calculate the amortization of mine properties on a straight line basis over the estimated remaining life of those mines or the life of the specific asset, whichever is shorter. Our estimates of remaining mine lives are determined as the period of time over which proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 are expected to be extracted.

We calculate the amortization of our capital cost of mine development on a units-of-production basis over the proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 included in the current mine plan. In order to calculate the amortization charge, we total the costs of development, including net costs, incurred to date and estimated future development costs, and divide this by the total proven and probable reserves included in the current mine plan. We calculate the annual depletion based on the units of production during the period multiplied by the per-unit cost.

Our estimate of the total expected future lives and production of our mines could be materially different from our actual production in the future and the actual lives of the mines due to changes in the factors used in determining our ore reserves, such as the commodity prices and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of our mines may impact the amortization charges we record in our consolidated financial statements in relation to mine properties and mine development. In addition, actual future costs of mine development could differ from those estimated for the purpose of determining the rate of amortization.

Where ore has been mined and subsequently stockpiled for future processing, we include it in the determination of proven and probable reserves. However, we do not include this stockpiled ore in the total reserves used in the amortization calculation for mine development, as this calculation only references proven and probable reserves included in our current mine plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or reserves for which no further capital expenditures is required. No future developments costs are taken into account in calculating the amortization charge.

Life of mine plan development comprises capital expenditures that will be utilized in the extraction of all the proven and probable ore reserves in the current detailed mine plan. These expenditures are predominantly incurred up front and in advance of any ore extraction or during major expansions. The types of development included in this category are ore haulage shafts, initial decline, ore passes and chutes and underground ore crusher cavities and are intended to be used for the extraction of all ore within the current mine plan. These costs are amortised on a units-of-production basis over the total proven and probable reserves in the current mine plan.

Development which is amortized over reserves for which no further capital is required comprises capital expenditure to provide access to various areas within the mine to allow the extraction of ore to commence. The types of development included within this category are: access and perimeter drives, ventilation drives and rises, and progressive declining subsequent to initial contact with the ore body. These costs are amortized on a units-of-production basis over the proven and probable reserves that can be currently accessed without future capital development costs being incurred.

Post-production waste removal

We accumulate all costs of post-production waste removal (stripping) from open pit mines, and defer them on the balance sheet as part of the total of mine properties and mine development. These costs include the costs of drilling, blasting, loading and haulage of waste rock from the open pit to the waste pile. Consistent with the methodology described above for amortization of mine development costs, we combine these costs with expected future costs of waste removal and amortize them on a units of production basis over proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 included in the current mine plan.

Variations exist in the accounting methods adopted by companies in the mining industry to account for post-production waste removal costs, and certain companies expense these costs as incurred. If we had not adopted a policy of deferring and amortizing these costs, we would have experienced greater volatility in period to period results.

For US GAAP purposes deferred waste removal costs are considered deferred production costs and classified as other non-current assets in the balance sheet, and operating cash flows in the cash flow statement. The amortization of deferred post-production waste removal costs is determined by applying a life-of-mine waste-to-metal stripping ratio. The stripping ratio is calculated by comparing the recoverable metal included in the proven and probable reserves to be extracted over the life of the mine to the total volume of waste to be extracted over the same period. This ratio is then applied to the production of metal for the period to determine the amortization charge.

Recoverable value of long-lived assets

We carry our long-lived mining assets at depreciated historical cost. Our management reviews these carrying values for impairment on a half-yearly basis. Where necessary, we revalue the carrying amounts of non-current assets downwards to their recoverable amount. Our reviews are based on undiscounted projections of anticipated future cash flows to be generated by utilizing the long-lived assets.

For US GAAP, our long-lived mining assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we deem an asset impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted expected future cash flows.

While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

Deferred taxation

When determining deferred taxation, our management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realized, we would record a charge for that portion of the deferred tax assets which is not considered recoverable. These determinations are based on the projected realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment would be required to income in the period that the determination was made. Likewise, should our management determine that we would be able to realize tax assets in the future in excess of the recorded amount, we would record an adjustment to increase the deferred tax asset as a credit to income in the period that the determination is made.

Under Australian GAAP, the threshold test that must be met to recognize a deferred tax asset is that recoverability must be virtually certain for tax losses and beyond reasonable doubt for timing differences. Under US GAAP, recoverability of the deferred tax asset must be considered to be more likely than not.

Environmental rehabilitation costs

We make provision for environmental rehabilitation costs and related liabilities based on our management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations, with provisions made over the expected lives of our operations. While our management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts we estimate for the future liabilities may differ materially from the costs that will actually be incurred. We reassess estimated cost of rehabilitation on a regular basis. If our management determines that we have created an insufficient rehabilitation provision, we will adjust earnings prospectively. Our rehabilitation provisions as at December 31, 2002 were in the aggregate A$101.2 million, compared to estimated total future costs of A$377.1 million.

Accounting for derivative instruments and hedging activities

We defer certain unrealized gains and losses on derivatives contracts that are used to hedge changes in cash flows from forecasted transactions, and bring these amounts to account when the hedged transaction is recognized in income. See item 11 “Qualitative and Quantitative Disclosures about Market Risks”, as well as note 1(w) to our Consolidated Financial Statements for an expanded discussion of our accounting policy under Australian GAAP, and note 45(h) for discussion under US GAAP. Our hedged forecasted transactions are based on detailed production forecasts, which are based on the mine plans, and amounts hedged are based on a portion of our reserves determined in accordance with the SEC’s Industry Guide 7, and as determined in accordance with our treasury risk management guidelines. On this basis, we consider the forecasted transactions to be probable of occurring, however changes in ore reserves due to changes in commodity prices or exchange rates could result in these transactions failing to occur, in which case, we would bring to account immediately any unrecognized gains or losses on derivative contracts.

General Factors

Our operations during the three-year period ended December 31, 2002 were characterized by a focus upon our core businesses of nickel, copper/uranium (Olympic Dam) and fertilizers (Phosphate Hill). This strategy, begun in the 1990s when our operations were part of WMC Limited, included: major investment and restructuring to enhance the competitiveness and quality of our assets, with an emphasis on developing fully integrated production facilities to achieve efficiency and a competitive cost base, exploring expansion opportunities at existing businesses and focusing on sites with long-life reserves. In addition, non-core businesses, such as oil and gas, talc and gold were divested. These initiatives produced generally positive results in fiscal 2000. Performance in fiscal 2001, however, was impacted by a fire in the solvent extraction plant at our Olympic Dam operations in October 2001, production difficulties associated with the setting up of the Queensland Fertilizer operations, and falling commodity prices.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our performance in the year ended December 31, 2002 continued to be negatively influenced by the production constraints related to downtime for repairs and disruptions to production. Our Olympic Dam and Nickel businesses experienced higher per unit costs of sales during the year, although commodity prices began to recover during the period.

Our financial and operational performance and prospects are influenced by a number of factors. The following is a discussion of the key general factors which affect our business and financial performance.

Commodity prices

We sell products which are commodities and our financial performance is significantly influenced by the prices we obtain for these products. The price of a commodity is generally determined, or linked to, the price for that product in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues and, absent mitigating factors, profit generated by sales of our products can vary considerably from period to period, even where production levels and costs remain constant. For information about commodity price movements for nickel, copper, gold and fertilizer, see the section entitled “Qualitative and Quantitative Disclosures About Market Risk—Average Quarterly Prices”.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products we sell are denominated in, or linked to, the US$. By contrast, most of our costs are denominated in A$ and our accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on our financial results. Absent mitigating factors such as foreign currency hedging, an appreciation of the US$ relative to the A$ increases the value of sales revenues as compared to costs and has a positive impact on profit. Depreciation in the US$ compared to the A$ decreases the value of sales revenue to costs and exerts negative pressure on our profit. For information about movements in the US dollar/Australia dollar exchange rate, see the section entitled “Exchange Rates”.

Capital Expenditures

Mining is a capital intensive business, where much investment in infrastructure and plant is required. Recent major capital expenditures include the expansion and optimization projects at Olympic Dam and the development of the Phosphate Hill fertilizer operations. These are discussed in more detail below.

Nickel Operations

Our nickel operations have undergone cost reduction and production efficiency programs which were reflected in our fiscal 2000 profit. In 2001, however, lower commodity prices and higher production costs put significant negative pressure on profit. Higher realised prices and higher sales volumes of concentrate and nickel metal offset only partially by reduced nickel matte sales and higher cost of sales contributed to an improved profit for 2002. We curtailed nickel matte production in the first half of 2002 following a shutdown of the acid plant at the Kalgoorlie smelter for repairs. We are pursuing a strategy of focusing upon longer-life and higher quality operations and thus have sold off or closed our mines at Kambalda where proven and probable reserves are nearly depleted. Approximately 90% of our nickel metal sales are made under short- to medium-term contractual arrangements.

Olympic Dam Operations

The copper/uranium operations benefited from a major expansion of production capacity at the Olympic Dam facility and we achieved significant cost reductions and production efficiencies in 2000. A fire at the Olympic Dam operation’s solvent extraction plant in October 2001 resulted in a A$71.8 million charge for the write off of assets and reduced production in the 2001 year and a further A$97.7 million charge due to reduced production in 2002. We expect to commission the rebuild of the uranium solvent extraction plant in the first half of 2003 and the copper solvent extraction plant in the second half of 2003. A relining of the furnace (which requires a 40 day shutdown of production), is scheduled for 2003 with an estimated total cost of A$120 million. We estimate the cash cost of relining the direct-to-blister furnace, including cooling jacket replacement and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

improvements, to be A$57 million. We estimate associated refurbishment and repairs to the smelter, anode furnaces, slag furnace and sulphuric acid plant, normally scheduled to coincide with each smelter reline, to cost an additional A$35 million. We will also undertake modifications to improve the capability of the gas handling system and acid plant at an estimated cost of A$28 million. We will spend additional A$7 million on a project to modify the slag furnace to be undertaken during the smelter shutdown. As a consequence of these repairs and refurbishment activities and the smelter reline we expect that refined copper production for 2003 will be approximately 185,000 tonnes. In 2002, we completed an optimization project to take the annual capacity from approximately 200,000 tonnes of refined copper to 235,000 tonnes but this level of production will not be achieved until after the smelter reline and associated works have been completed. Upon completion of the new copper solvent extraction plant and furnace relines and other repairs, we expect the Olympic Dam facility to operate at the 235,000 tonnes per annum rate. We sell approximately 90% of copper production under contracts which are negotiated annually. More than 90% of our uranium oxide production is committed under long-term sales contracts.

Queensland Fertilizer Operations

The Queensland Fertilizer Operations experienced significant hand-over delays and inconsistent production from the initial start up phase in the last quarter of 1999 until October 2000. Since then, our production rate has been increasing and we achieved over 95% of design capacity in October 2002. A decrease in fertilizer prices has affected our operations, which are not yet profitable. The Phosphate Hill site has the potential for future development but such opportunities are still in the early stages of study. We sell almost 100% of fertilizer production under contract.

Regulatory Environment

We are subject to extensive regulation in Australia and abroad. Of particular importance in Australia is the impact of native title claims on mining and other leases. See Item 8A “Legal Proceedings – Native Title in Australia”. Furthermore, mining leases are subject to certain conditions. We are also subject to regulation on environmental matters, with special regulations applying in the context of the export and handling of uranium.

Competitive Environment

Our competitive position is based on our core longer life assets which are complemented by fully integrated production facilities, all of which are being optimized to lower costs and increase production. We also continue to engage in exploration to identify new ore bodies and development opportunities. Our competitive position is further enhanced by the fact that most of our operations are in politically stable, low-risk jurisdictions and that we have striven to achieve a high level of environmental and health and safety compliance.

2002 Compared to 2001

Overview

Our consolidated net loss after tax from continuing operations was A$14.7 million for the year ended December 31, 2002 compared with a net loss after tax of A$157.5 million for the year ended December 31, 2001. Our net sales revenue from continuing operations amounted to A$2,487.2 million for the year ended December 31, 2002 compared with A$2,364.1 million for the comparable previous year, an increase of 5.2%. Our net income was positively influenced by an increase in earnings from nickel, insurance revenue and a decrease in interest expense. These were partly offset by reduced production and associated sales volumes, lower copper prices and a weaker US dollar relative to the Australian dollar.

The fire which destroyed extensive parts of Olympic Dam’s solvent extraction plant in October 2001 reduced our production and subsequent sales of copper and uranium oxide in the year ended December 31, 2002, although the financial impact of the reduced sales were in part offset by the recognition of preliminary insurance claims totalling A$120 million. The total amount of insurance claims is under continuing negotiations with our insurers.

We curtailed nickel production in the first half of 2002 following a shutdown of the acid plant at the Kalgoorlie smelter for repairs to the mist precipitators following a fire. The smelter was on nil or minimal feed for a period of 27 days.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Revenues

Our sales revenue from continuing operations for the year ended December 31, 2002 increased to A$2,487.2 million, up from A$2,364.1 million in the year ended December 31, 2001. The marginal increase was driven by higher nickel prices up from an average of US$2.70 per pound in 2001 to US$3.07 per pound in 2002, offset by a weaker US dollar relative to the Australian dollar and reduced production and sales as detailed in the following table. Net foreign exchange and commodity price hedging losses of A$113.3 million in 2002 were down, however, from a loss of A$273.9 million in the comparable period in 2001 due to the weaker US dollar relative to the Australian dollar and reduced quantum of hedge positions in 2002. The following tables show our sales volume by major product category for 2002 and 2001 and the average prices for our products.

	Year ended December 31,
SALES VOLUME SUMMARY	2002	2001
Nickel (‘000 tonnes)
- Nickel in concentrate	14.1	13.8
- Nickel in matte	25.7	34.6
- Nickel metal	64.8	61.1
Refined copper (‘000 tonnes)	186.1	200.8
Uranium oxide (tonnes)	3,888	4,534
Fertilizer (‘000 tonnes)	1,254	1,128
- Queensland Fertilizer Operations external sales	606	537
- Hi Fert sales	648	591

	Year ended December 31,
PRICES SUMMARY(1)	2002	2001
Nickel (US$/lb)	3.07	2.70
Copper (US$/lb)	0.71	0.72
Fertilizer (US$/tonne)	157	147

(1)	Average prices for the periods presented.

Costs

Our total costs from continuing operations of A$2,799.6 million for the year ended December 31, 2002 were marginally higher than the comparable period in 2001 of A$2,790.0 million. We had an increase in general and administrative costs of A$88.3 million, an increase in other expenses of A$184.5 million, although these were offset in part by a higher reduction in net borrowings costs of A$143.0 million and lower exploration costs of A$34.9 million as a result of less exploration activity.

Depreciation and amortization from continuing operations increased from A$480.6 million to A$511.0 million. The depreciation and amortization we charged to profit overall decreased to A$511.7 million in the year ended December 31, 2002, compared with A$596.2 million for the year ended December 31, 2001 principally due to a reduction in property, plant and equipment balances arising from the sale of the gold and talc operations.

In 2002, we recognized A$75.9 million profit on the close out of interest rate swaps which, combined with a reduced level of borrowings of approximately A$665 million, reduced our net borrowing cost of A$140.9 million in 2001 to A$48.7 million in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit

Our consolidated net loss after tax from continuing operations was A$14.7 million for the year ended December 31, 2002 compared with a net loss after tax of A$157.5 million for the year ended December 31, 2001. The reduction in our net loss after tax was primarily attributable to increased sales revenues, exceptional income items (relating to insurance and the close out of the interest rate swaps), reduced borrowing costs offset by higher general and administrative and other expenses as set out above.

Cash flow

Our net cash inflow from operating activities for the year ended December 31, 2002 was A$336.7 million, compared to A$577.7 million for the year ended December 31, 2001. Key factors impacting net cash flow from operating activities were:

•	receipts from customers decreased by 17.6% to A$2,455.4 million, principally due to lower copper prices, a weaker US dollar relative to the Australian dollar and reduced sales reflecting our lower production volumes for the period;

•	payments to suppliers and employees decreased to A$2,076.5 million from A$2,212.7 million in the year ended December 31, 2001;

•	proceeds we received in 2002 from the close out of an interest rate swap amounting to A$71.2 million ( compared to A$11.7 million in 2001); and

•	Payments for exploration decreased to A$23.4 million from A$76.5 million in the year ended December 31, 2001.

Our net cash outflow from investing activities for the year ended December 31, 2002 was A$381.0 million, compared to a net cash inflow from investing activities of A$279.1 million in the year ended December 31, 2001. The key factors contributing to the outflow from our investing activities in 2002 were:

•	proceeds from the sale of Central Norseman Gold Corporation Ltd and Gold Royalty Right (discontinued operation) of A$25.7 million in 2002 compared to receipt of A$122.2 million from the sale of equity interests in Mondo Minerals, A$432 million for the gold operation of St Ives and Agnew and A$56.0 million for the operations of Three Springs Talc (discontinued operations) in 2001;

•	payments for property, plant and equipment amounted to A$464.9 million, compared to A$426.8 million in 2001; and

•	payment of A$34.4 million in 2002 (2001: receipt of A$21.7 million) for close out of gold hedge contracts following the sale of the gold business in 2001.

Net cash inflow from our financing activities was A$15.8 million, compared to a net cash outflow from financing activities of A$793.7 million for the year ended December 31, 2001, principally due to:

•	a net repayment of borrowings of A$446.4 million in 2002 against a net repayment of A$778.3 million in 2001;

•	a net increase in contributed equity of A$12.4 million in 2002 (A$15.4 million decrease in 2001) reflecting the equity cashflows retained by us but incurred by WMC Limited prior to the demerger;

•	payment of a fee for the redemption of the Yankee Bonds of A$150.2 million; and

•	a transfer of A$577 million net debt (consisting of a transfer of A$600 million debt, net of A$23 million retained cash) to Alumina Limited as part of the demerger.

Balance sheet

Our net assets increased to A$3,606.6 million from A$3,220.3 million at December 31, 2001, despite a decrease in our total assets to A$7,348.1 million from A$8,242.9 million. The increase in our net assets reflects a reduction in interest bearing liabilities from A$2,321.8 million at December 31, 2001 to A$1,657.5 million at December 31, 2002 due to the impact of the transfer of approximately A$577 million of net debt to Alumina Limited as part of the demerger and the increasing value of the Australian dollar on US dollar denominated debt. The A$894.8 million decrease in our total assets was principally due to:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Changes in the carrying values of assets transferred at fair value as part of the demerger as follows:

•	the decrease in deferred hedging losses of A$1,101.9 million due to the previous losses being fair valued upon acquisition,

•	a writedown of the Queensland Fertilizer business property, plant and equipment due to a fair value adjustment of A$289.6 million,

•	the initial recognition of the acquired mineral rights asset upon acquisition of the Olympic Dam asset (A$1,271.5 million).

•	a decrease in the value of plant and equipment of A$439.0 million reflecting the impact of depreciation and amortization charges exceeding capital expenditures

Segment Results

Nickel

Our profit before hedging, interest and tax decreased to A$270.7 million in 2002, compared with a profit before hedging, interest and tax of A$288.4 million in the comparable period of 2001. Our lower profit before hedging, interest and tax in 2002 was principally due to higher cost of sales of A$66.1 million. A fire in the mist precipitator at the Kalgoorlie nickel smelter acid plant in February 2002, reduced our production of nickel matte by approximately 2,500 tonnes. The smelter operated at below normal throughput rates in the second and third quarters of 2002. Two new mist precipitators were installed in the third quarter of 2002. The average unit cost of nickel metal sales (net of by-product credits) for 2002 was A$4.17/lb, compared to A$3.74/lb in 2001, as a result of lower production from the acid plant outage and our increased purchases of third party concentrate feed to replace concentrate feed previously produced internally from the Kambalda mines which we have now sold. The following table provides information regarding the performance of our nickel business unit in 2002 and 2001.

	Year ended December 31,
NICKEL PERFORMANCE SUMMARY	2002	2001
	A$ millions
Financial
Profit before hedging, interest and tax(1)	270.7	288.4
Commodity/currency hedging	(58.0)	(141.5)
Profit before interest and tax	212.7	146.9
Foreign currency revaluation	9.5	0.5
Intra-group sales	(0.7)	—
Segment result(2)	221.5	147.4

Sales revenue (net of hedging)	1,314.9	1,200.9
Capital expenditure	191.0	227.1
Total assets	1,696.0	1,691.1

	‘000 tonnes
Production
Nickel-in-concentrate	106.4	104.6
Nickel-in-matte	91.6	96.6
Nickel metal	65.1	61.3

	‘000 tonnes
Sales
Nickel-in-concentrate	14.1	13.8
Nickel-in-matte	25.7	34.6
Nickel metal	64.8	61.1

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

The nickel refinery at Kwinana produced 65,055 tonnes of nickel metal in 2002, up from 61,324 tonnes in 2001, following the expansion completed in 2001.

Our sales revenue increased to A$1,314.9 million in 2002 compared to A$1,200.9 million in 2001 due to our higher realized Australian dollar prices resulting from a weaker US dollar relative to the Australian dollar and higher sales volumes of concentrate and nickel metal, offset in part by reduced matte sales. Hedging losses at A$58.0 million in 2002, were 55% lower in 2002 when compared to the A$141.5 million in 2001 reflecting the weaker US dollar during 2002 and the reduced quantum of hedging contracts.

Changes to the mine plans for the Mount Keith and Harmony mines in the six months to December 31, 2002 have resulted in changes to stripping ratios which have had a net impact on profit of A$1.1 million (credit). Realized nickel metal prices in Australian dollars averaged A$5.55 per pound for the year ended December 31, 2002, up on the average price in the year ended December 31, 2001 of A$5.41 per pound again reflecting the weaker US dollar during 2002.

Copper/Uranium

Our profit before hedging, interest and tax decreased to A$90.4 million in 2002, compared with a profit before hedging, interest and tax of A$150.8 million in the comparable period of 2001. Our lower profit before hedging, interest and tax in 2002 was principally due to lower sales volumes from reduced production and lower copper prices of approximately US$0.01/lb.

Our production was impacted by the fire in the solvent extraction plant in October 2001. Downtime to repair cooling jackets in the smelter’s flash furnace also impacted production. As a result, refined copper production decreased by 11% to 178,100 tonnes and our uranium oxide production decreased by 34% to 2,891 tonnes in 2002. We fulfilled our uranium sales commitments through a combination of on-market purchases and uranium loans. The following table provides information regarding the performance of our copper/uranium business in 2002 and 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Year ended December 31,
COPPER/URANIUM PERFORMANCE SUMMARY	2002	2001
	A$ millions
Financial
Profit before hedging, interest and tax(1)	90.4	150.8
Commodity/currency hedging	(41.6)	(102.9)
Profit before interest and tax	48.8	47.9
Intra-group purchases	5.0	—
Segment result(2)	53.8	47.9

Sales revenue (net of hedging)	723.3	810.3
Capital expenditure	216.0	75.3
Total assets	4,146.2	2,811.1

Production
Refined copper (‘000 tonnes)	178.1	200.5
Uranium oxide (tonnes)	2,891	4,379

Sales
Refined copper (‘000 tonnes)	186.1	200.8
Uranium oxide (tonnes)	3,888	4,534

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

Our sales revenue decreased to A$723.3 million in the year ended December 31, 2002, compared to A$810.3 million in the comparable period of 2001, in line with lower sales reflecting reduced production and lower Australian dollar prices received for our product because of lower copper prices in 2002 compared to 2001. In 2002, we recognized preliminary insurance claims for both business interruption (A$80 million) and material damage (A$40 million) associated with the solvent extraction plant fire totalling A$120 million.

Our sales revenue includes hedging losses of A$41.6 million in 2002, 60% lower when compared to the A$102.9 million of hedging losses in 2001.

The increase in total assets of A$1,335.1 million was primarily attributable to the recognition of an acquired mineral rights asset of A$1,271.5 million which arose upon our acquisition of the copper-uranium assets at their fair value.

The rebuild of the solvent extraction plant continued during 2002 with the uranium circuit scheduled for completion in the first half of 2003 and the copper solvent extraction plant in December 2003. During 2002 we completed the optimization project to increase our capacity to 235,000 tonnes of copper cathode on schedule and on budget. We estimate our production of refined copper to be approximately 185,000 tonnes in 2003 due to the rebuild of the copper solvent extraction circuit and the major shutdown for the reline of the smelter furnace in the second half of 2003. The plant is targeted to operate at the rate of 235,000 tonnes per annum of refined copper in 2004.

Copper prices averaged US$0.71 per pound in 2002, down 1.4% on the average price in the year ended December 31, 2001 of US$0.72 per pound. Australian dollar prices averaged A$1.30 per pound for the year ended December 31, 2002, down 7.1% on the average price in the year ended December 31, 2001 of A$1.40 per pound, due to the weaker US dollar relative to the Australian dollar in the year ended December 31, 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Fertilizer Operations

We had a loss before hedging, interest and tax of A$41.2 million in 2002, compared to a loss before hedging, interest and tax of A$59.9 million in 2001. Our loss before hedging, interest and tax in 2002 was as a result of lower realized Australian dollar prices offset in part by increased production.

	Year ended December 31,
FERTILIZER PERFORMANCE SUMMARY(1)	2002	2001
	A$ millions
Financial
(Loss) before hedging, interest and tax(2)	(41.2)	(59.9)
Commodity/currency hedging	(12.3)	(29.5)
(Loss) before interest and tax	(53.5)	(89.4)
Intra-group sales	(3.9)	—
Segment result(3)	(57.4)	(89.4)

Sales revenue (net of hedging)	420.4	352.9
Capital expenditure	50.2	42.3
Total assets	720.6	1,137.3

	‘000 tonnes
Production
Phosphate fertilizer	821.0	709.4

	‘000 tonnes
Sales
Queensland Fertilizer Operations external sales	606	537
Hi-Fert sales	648	591

(1)	Includes performance of wholly owned subsidiary Hi Fert Pty. Ltd.

(2)	We have included information concerning loss before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(3)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

The decrease in total assets of A$416.7 million is primarily attributable to the downwards fair value adjustment of A$289.6 million which arose upon our acquisition of the fertilizer assets at their fair value.

Our production in 2002 was 821,000 tonnes of ammonium phosphate fertilizer, an increase of 15.7% from the 709,445 tonnes we produced in 2001 as the plant ramped up to, and achieved, design capacity in October 2002. The plant operated at design capacity in December 2001 and January 2002, however, a shortage of sulphuric acid and a three week statutory maintenance shutdown of the acid plant we undertook in mid-2002 limited production.

The price of DAP averaged US$157 per tonne in 2002 compared to US$147 per tonne in 2001. The US$/A$ exchange rate increased from an average of 0.5129 in 2001 to 0.5447 in 2002.

Reconciliation between net income on a statutory basis and net income on a carve-out basis

As the demerger was consummated before December 31, 2002, WMC Resources’ financial position at December 31, 2002 presented below is the same as that reported in WMC Resources’ statutory financial statements in Australia. However, the carve-out basis of presentation differs from the statutory basis of accounting applied for the fiscal year ended December 31, 2002 in Australia. The difference principally relates to the inclusion in the carve-out of results of businesses that were not legally owned by WMC Resources until the demerger was consummated. The consolidated income

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

statement for the year ended December 31, 2002 as reported in the statutory financial statements is summarized, and reconciled to net income as on a carve-out basis, as follows (no comparatives are presented in the statutory financial statements):

Year ended December 31, 2002
(A$ millions)
Statutory loss after tax	(43.7)
Include 11 months of net income/(loss) from businesses:
Copper	(24.1)
Fertilizer	(46.6)
Nickel hedging	(61.2)
Corporate and other non-operational entities	(10.8)
Regional exploration	(10.9)
New Business	(18.0)
Finance and other costs	(11.0)
Net interest(1)	356.5
Profit on sale of Central Norseman Gold Corporation	25.1
Income tax on above	(55.5)
Prior period tax provision(2)	(76.8)

Consolidated Financial Statements profit after tax (carve-out basis)	23.0

(1)	Relates to net inter group interest charges which would normally eliminate on consolidation. However, as the finance entities only became part of the WMC Resources Ltd group effective December 1, 2002, there is a mis-match in the current year which will not occur in subsequent years.

(2)	Relates to an overprovision of tax in the prior year relating to the sale of the gold business unit in 2001. This has been reversed in 2002 in the statutory result, however it eliminates on consolidation in the carve-out result.

2001 Compared to 2000

Overview

Our consolidated net loss after tax from continuing operations was A$157.5 million for the year ended December 31, 2001 compared with a net profit after tax of A$327.2 million for the year ended December 31, 2000. Our net sales revenue from continuing operations amounted to A$2,364.1 million for the year ended December 31, 2001, compared with A$2,666.0 million for the previous year, a decrease of 11.3%. Lower commodity prices, particularly for nickel, combined with lower nickel production and higher costs at Olympic Dam due to the impact of the fire in the solvent extraction plant, and at Queensland Fertilizer Operations due to the first full year of depreciation and amortization charges following the completion of the commissioning in August 2000 were largely responsible for the A$484.7 million reduction in our profit after tax.

As a result of a fire in Olympic Dam’s solvent extraction plant in October 2001, we incurred a A$71.8 million charge for the write off of assets and reduced production of copper and uranium oxide.

The nickel business profit before hedging, interest and tax in the 12 months ended December 31, 2001 was 65% lower than the previous year, reflecting the weakness in the nickel price and reduced sales volumes. Our profit before hedging, interest and tax in 2001 for the copper/uranium business was 42.5% lower than the previous year, due to lower copper and uranium prices and the impact of the fire in the solvent extraction plant. The fertilizer business reported an operating loss before hedging, interest and tax of A$59.9 million in 2001, compared to a loss of A$52.7 million in 2000. The increased loss reflected lower average di-ammonium phosphate prices, which decreased 4% from US$154/tonne in 2001, and plant performance issues since the plant was still in the process of ramping up in fiscal 2000 and 2001. The fiscal 2000 profit included only five months of depreciation and amortization charges as we capitalized the costs up to completion of commissioning in August 2000.

In December 1999, we revised our Price Risk Management Policy to substantially reduce future hedging activity, with the exception of carry-forward hedge positions, principally for the currency exchange rate and the gold price. This

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

policy is described in greater detail in Item 11 “Quantitative and Qualitative Disclosures About Market Risk – Quantitative Information About Market Risk – Price Risk Management Policy”. Following the change in policy, our revenue has been subject to movements in spot prices for commodities and the A$/US$ exchange rate, although these have largely been offset in net revenue terms and our liquidity position has improved, with significant debt reduction occurring over the fiscal year 2001.

Revenues

Our sales revenues from continuing operations for 2001 decreased to A$2,364.1 million, down from A$2,666.0 million in 2000. The decrease in our revenue was driven by lower prices for all commodities as detailed in the following table. Our revenues were also impacted by net foreign exchange and commodity price-hedging losses of A$273.9 million (A$320.6 million in 2000) due to reduced hedging cover in place in 2001 compared to 2000. The following tables show our sales volume by major product category for 2001 and 2000 and the average prices for our products.

	Year ended December 31,
SALES VOLUME SUMMARY	2001	2000
Nickel (‘000 tonnes)
- Nickel in concentrate	13.8	18.1
- Nickel in matte	34.6	40.7
- Nickel metal	61.1	61.6
Refined copper (‘000 tonnes)	200.8	203.2
Uranium oxide (tonnes)	4,534	4,353
Fertilizer (‘000 tonnes)	1,128	716.2
- Queensland Fertilizer Operations external sales	537	157.6
- Hi Fert sales	591	558.6

PRICES SUMMARY(1)	2001	2000
Nickel (US$/lb)	2.70	3.92
Copper (US$/lb)	0.72	0.82
Fertilizer (US$/tonne)	147	154

(1)	Average prices for the periods presented.

Costs

Our total costs from continuing operations of A$2,790.0 million for the year ended 31 December 2001 were higher than the comparable period in 2000 of A$2,462.6 million. Our cost of goods sold from continuing operations for 2001 increased to A$1,878.7 million, up from A$1,672.0 million in 2000. The higher costs were predominantly due to the impact of the fire in the solvent extraction plant at Olympic Dam of A$71.8 million, increased nickel concentrate purchased from third parties reflecting the sale of the Kambalda mines of A$6.9 million and higher operating costs of A$127.2 million at the Queensland Fertilizer plant associated with the ramp up of production. Fiscal year 2000 included only five months of depreciation and amortization charges at the Queensland Fertilizer plant as we capitalized the costs up to completion of commissioning in August 2000. We incurred exceptional general and administrative costs of A$92.5 million relating to the costs associated with the fire at the Olympic Dam solvent extraction plant and the restructuring of the service and exploration functions.

Depreciation and amortization we charged to profit for continuing operations increased to A$481.2 million in 2001, compared to A$428.8 million in 2000. The charge in 2001 reflects the first full year of depreciation for the Queensland Fertilizer Operations, compared to five months of charges in 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit

Our net loss after tax from continuing operations was A$157.5 million, down from a net profit after tax of A$327.2 million in 2000. The loss was primarily attributable to substantially lower prices for our products and the A$71.8 million charge following the fire at Olympic Dam’s solvent extraction plant in October 2001 and the increased costs referred to above.

Our net interest expense was A$140.9 million, compared to A$148.1 million in 2000, reflecting the benefits of lower interest rates and debt reduction. In 2000, we capitalized interest of A$24.9 million in relation to the construction of the Queensland Fertilizer Operations.

Cash flow

Our net cash inflow from operating activities for 2001 was A$577.7 million, compared to A$898.1 million in 2000. The key factor impacting our net cash flow from operating activities was an increase in payments to suppliers and employees to A$2,212.7 million from A$1,904.9 million in 2000 due mainly to higher operating costs. This was attributable to a full year of operations at Queensland Fertilizer Operations and increased nickel concentrate purchases from third parties.

Our net cash inflow from investing activities for 2001 was A$279.1 million, compared to a net cash outflow from investing activities of A$419.3 million in 2000. The key factors contributing to the inflow from our investing activities were:

•	proceeds from the disposal of non-current assets of A$699.3 million of which A$610.2 million related to discontinued operations. This compared to proceeds of A$38 million in 2000; and

•	payments for property, plant and equipment was A$426.8 million, compared to A$436.0 million in 2000.

Net cash outflow from our financing activities was A$793.7 million, compared to a net cash outflow from financing activities of A$508.9 million in 2000. Key drivers were:

•	a net repayment of borrowings of A$778.3 million in 2001 against a net repayment of A$37.7 million in 2000; and

•	the absence of contributed equity relating to payments for the buyback of ordinary shares during 2001, compared to an outflow of A$417.4 million in 2000.

Balance sheet

Our net assets increased to A$3,220.3 million in 2001 from A$3,123.8 million in 2000. Our total borrowings decreased to A$2,321.8 million in 2001 due to net repayments of A$778.3 million, offset by the impact of a weaker Australian dollar on US dollar denominated debt. Property, plant and equipment reduced by A$417.7 million due to the disposal of discontinued operations and depreciation and amortization charges exceeding capital expenditure.

Our total assets of A$8,242.9 million at December 31, 2001 decreased from A$8,597.0 million at December 31, 2000 principally due to:

•	higher deferred tax asset balances of A$303.7 million, compared to A$181.8 million in 2000, due to an increase in tax losses brought to account; and

•	a decrease in the value of property, plant and equipment of A$417.7 million, reflecting the impact of depreciation and amortization charges exceeding capital expenditure of A$139.3 million and the disposal of discontinued operations of A$201.4 million.

This was offset in part by an increase in deferred hedging losses of A$309.4 million due to the lower A$/US$ exchange rate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our liabilities for 2001 decreased to A$5,013.6 million, down from A$5,459.7 million in 2000. The decrease was attributable to the reduction of borrowings as discussed above, offset by an increase in hedging creditors as a result of commodity and currency price movements of A$327.1 million.

Our shareholders’ equity in 2001 increased to A$3,220.3 million, up from A$3,123.8 million in 2000. The increase was attributable to a net income of A$126.0 million offset by net foreign currency adjustments to comprehensive income of A$14.1 million and A$15.4 million of equity cashflows incurred by WMC Limited prior to the demerger and retained by us.

Segment Results

Nickel

Our nickel business faced difficult conditions for the nickel industry during 2001. Our profit before hedging, interest and tax decreased to A$288.4 million in 2001, compared with a profit before hedging, interest and tax of A$823.2 million in 2000. Our lower profit in 2001 was due to lower sales volumes at lower prices and higher unit cost of sales. Our average unit cost of metal sales (net of by-product credits) for 2001 increased 17.2% to A$3.74 per pound, reflecting planned increased concentrate purchased from third parties following the sale of Kambalda mines, lower smelter throughput and increased energy costs in Western Australia. Our overall amortization increased in 2001 because we commenced mining at the new Harmony mine at Leinster. Our total nickel-in-concentrate production decreased by 2.7% to 104,591 tonnes in line with weaker market conditions and planned major maintenance shutdowns at the Kalgoorlie smelter and Kwinana refinery. The following table provides information regarding the performance of our nickel business unit in 2001 and 2000.

	Year ended December 31,
NICKEL PERFORMANCE SUMMARY	2001	2000
	A$ millions
Financial
Profit before hedging, interest and tax(1)	288.4	823.2
Commodity/currency hedging	(141.5)	(216.7)
Profit before interest and tax	146.9	606.5
Foreign currency revaluation	0.5	—
Significant items	—	20.2 (3)
Intra-group sales	—	(0.6)
Segment result(2)	147.4	626.1

Sales revenue (net of hedging)	1,200.9	1,645.4
Capital expenditure	227.1	155.5
Total assets	1,691.1	1,801.0

	‘000 tonnes
Production
Nickel-in-concentrate	104.6	107.5
Nickel-in-matte	96.6	103.0
Nickel metal	61.3	60.5

	‘000 tonnes
Sales
Nickel-in-concentrate	13.8	18.1
Nickel-in-matte	34.6	40.7
Nickel metal	61.1	61.6

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business and segment on and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(3)	Under US GAAP, profit from the sale of tenements at Kambalda was only recognized in 2001. See Note 45(f) to our Consolidated Financial Statements.

Our sales revenue decreased in line with lower production and reduced prices received for our product. Our hedging losses were reduced due to reduced hedging cover in place in 2001 compared to 2000.

We continued to optimize our nickel refinery at Kwinana in 2001. We have progressively upgraded the plant and have kept operating costs low by increasing process intensity, improving process control and targeted de-bottlenecking. In 2001, we completed the expansion of the plant by a further 10% to a capacity of 67,000 tonnes of nickel metal a year on time and on budget.

We continued to dispose of Kambalda nickel mines during 2001. We sold the Wannaway mine and North Widgiemooltha Block to third parties. We leased land containing Otter Juan and Coronet North mines under a long-term arrangement. Under the terms of these divestments, we entered into long-term agreements with the acquirers to buy the concentrates they produce. Our sales of these mines reduced Kambalda’s capital intensity. The Lanfranchi mine complex is the only mine at Kambalda we still own. We ceased mining at Lanfranchi at the end of March 2002. We anticipate that we will sell this mine over the next few years.

In February 2001, we purchased the Yakabindie Nickel Company. We expect it to have long-term potential to complement existing assets in the Mount Keith area.

Copper/Uranium

Our total profit before hedging, interest and tax for fiscal 2001 was 42.5% lower at A$150.8 million due to the A$71.8 million impact of our write off of the damaged solvent extraction plant and associated reduced production in 2001 coupled with our inclusion of A$61.4 million of insurance proceeds in 2000. Our unit cost of sales for copper (net of uranium and by-product credits) was A$1.06 per pound for 2001, up A$0.20 per pound on 2000. The increase in the unit cost of sales was primarily attributable to the impact of the fire in the solvent extraction plant in October 2001. The following table provides information regarding the performance of our copper/uranium business unit in 2001 and 2000.

	Year ended December 31,
COPPER/URANIUM PERFORMANCE SUMMARY	2001	2000
	A$ millions
Financial
Profit before hedging, interest and tax(1)	150.8	262.5
Commodity/currency hedging	(102.9)	(96.8)
Profit before interest and tax	47.9	165.7

Segment result(2)	47.9	165.7

Sales revenue (net of hedging)	810.3	798.0
Capital expenditure	75.3	79.9
Total assets	2,811.1	3,098.0

Production
Refined copper (‘000 tonnes)	200.5	200.4
Uranium oxide (tonnes)	4,379	4,539

Sales
Refined copper (‘000 tonnes)	200.8	203.2
Uranium oxide (tonnes)	4,534	4,352

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

The fire in late October 2001 caused considerable damage to the copper and uranium solvent extraction circuits. We expect the cost of the rebuild to be approximately A$300 million with the uranium circuit scheduled to be commissioned in the first half of 2003 and the copper solvent extraction plant in the second half of 2003. The rebuild costs

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

and costs of lost production will be partially offset by insurance proceeds which will include insurance proceeds for business interruption and property damage. The expected cost of the rebuild is approximately A$300 million of which up to A$40 million of property damage insurance is currently under negotiation with our insurers.

Despite the production difficulties arising from the fire in the solvent extraction plant, refined copper production for the 2001 year was at design capacity at 200,523 tonnes, with uranium production of 4,379 tonnes. A record 9.3 million tonnes of ore was treated in 2001. Olympic Dam also produced a record 113,412 ounces of gold and 912,859 ounces of silver.

The average copper price during 2001 was lower at US$0.72 per pound compared to US$0.82 per pound in 2000. However, this lower price was offset by the stronger US dollar relative to the Australian dollar during 2001 (US$0.5129) compared to 2000 (US$0.5757).

Prices on the uranium spot market recovered in 2001 to in excess of US$9.00 per pound, compared to the spot price of US$7.10 in late December 2000. Our uranium is sold under long-term contracts with leading world power utilities. These contracts provide us a premium over spot or benchmark prices. All uranium exports are subject to bilateral safeguards agreements and must be approved by the Australian government.

The optimization project to increase our capacity to 235,000 tonnes of copper cathode was completed in the fourth quarter of 2002. The full benefit of this optimization project will not however be reflected in production until the completion of the rebuild of the copper solvent extraction circuit and the reline of the smelter furnace in the second half of 2003.

Fertilizer Operations

The Queensland Fertilizer Operations (QFO) is a fully integrated operation, with phosphate rock, phosphoric acid and ammonia production at Phosphate Hill and sulphuric acid production in Mount Isa. Our full year operating loss before hedging, interest and tax in 2001 was A$59.9 million. The loss was due to below design capacity production rates as the plant continued to ramp up to full capacity and maintain reliable and constant production and historically low di-ammonium phosphate (DAP) prices which decreased 4% from US$154/tonne in 2000 to US$147/tonne in 2001. The low production rates were attributable to plant performance issues that delayed reaching design capacity until December 2001. Our operating loss before interest, hedging and tax in 2000 of A$52.6 million included only five months of depreciation amortization charge (A$24.4 million) following the completion of the commissioning in August 2000, compared to A$66.0 million for a full year of depreciation and amortization charge in 2001. Production was 326,300 tonnes of phosphate fertilizer in 2000 compared to 709,400 tonnes in 2001. The following table provides information regarding the performance of our fertilizers business unit in 2001 and 2000.

FERTILIZER PERFORMANCE(1) SUMMARY	2001	2000
	A$ millions
Financial
Loss before hedging, interest and tax(2)	(59.9)	(52.6)
Commodity/currency hedging	(29.5)	(7.2)

Loss before interest and tax	(89.4)	(59.8)
Segment result	(89.4)	(59.8)
Sales revenue (net of hedging)	352.9	222.6
Capital expenditure	42.3	96.2
Total assets	1,137.3	1,162.0

	‘000 tonnes
Production
Phosphate fertilizer	709.4	326.3

	‘000 tonnes
Sales
Queensland Fertilizer Operations external sales	536.6	157.6
Hi Fert sales	591.1	558.6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(1)	We have included information concerning loss before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Includes the performance of our wholly owned subsidiary Hi Fert Pty Ltd.

(3)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

We rectified continuing equipment reliability issues in the first half of the 2001 year during the statutory inspection shutdown in August 2001. We subsequently increased production. Our production in 2001 included 57,947 tonnes of high quality mono-ammonium phosphate (MAP).

Hi Fert, our wholly owned fertilizer distribution subsidiary, made significant operating changes in 2001. It has reduced costs through workforce reduction, re-structure and relocation. It has repositioned itself for further growth into the South Eastern Australian market. This has mainly involved the acquisition of profitable agents from our major competitors, thereby increasing total sales volume.

At the beginning of 2001, the price of DAP at the start of the year was US$154 per tonne fob Tampa and increased to a high of US$168 in March before falling to a low of US$133 in June. Between June and October the price ranged between US$136 and US$142 per tonne, with a rise from October taking the price to US$152 per tonne at December 31, 2001.

New Accounting Pronouncements

Australian Accounting Standards Board

The Accounting Australian Standards Board (“AASB”) has issued or revised certain Accounting Standards which are not effective for the fiscal periods reported upon in our Consolidated Financial Statements.

AASB 1020, “Income Taxes” was issued in December 1999. It will be effective for us in 2004. We are currently assessing the impact of adopting this standard on our Consolidated Financial Statements.

AASB 1028 “Employee Benefits” was revised in June 2001. It will be effective for us in 2003. We do not expect adoption of this standard to have a significant impact on our financial position or results.

We adopted the following standards on January 1, 2002. There was no material impact on our financial statements as a result of adoption.

AASB 1005 “Segment Reporting” was revised in August 2000. It was effective for us in 2002. This standard relates to disclosure requirements.

AASB 1027 “Earnings per Share” was revised in October 2000 and further amended in June 2001. It was effective for us in 2002.

AASB 1012 “Foreign Currency Translation” was revised in November 2000. It was effective for us in 2002.

AASB 1044 “Provision, Contingent Liabilities and Contingent Assets” was issued in October 2001. It was adopted early by us effective January 1, 2002. Adoption of this standard did not have a significant impact on our financial position or results, except that a provision is not raised for any dividend declared after balance date but before directors’ adoption of the financial report. Any such declaration will be disclosed in the Notes to our Consolidated Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Financial Accounting Standards Board

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years we have presented in the consolidated financial statements.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for us in 2003. The statement requires us to bring to account (calculated at a discounted present value) an asset retirement obligation and a matching asset at the initial point the liability is incurred, generally when the mine is first commenced. We must amortize the cost of the obligation over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest. We are currently assessing the impact of adopting this standard.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that we recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operations or other exit or disposal activity. We are currently reviewing the impact of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure requirements are effective for fiscal year 2002 and have been included in the Consolidated Financial Statements. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of this interpretation to have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock Based Compensation”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for our year ended December 31, 2002. Our adoption of this pronouncement did not have an impact on our financial condition or results of operations.

We adopted the following standards on January 1, 2002. There was no material impact on our financial statements as a result of adoption.

SFAS No. 141 “Business Combinations” which addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, “Business Combinations”, was issued in June 2001 and is effective for business combinations initiated after June 30, 2001. It bans pooling-of-interest mergers and requires the use of the purchase method. Australian GAAP already requires the use of the purchase method in business acquisitions, so adoption of this standard did not have a significant impact on our financial position or results.

SFAS No. 142 “Goodwill and Other Intangible Assets” which supersedes APB Opinion No. 17 was also issued in June 2001 and is effective for us in 2002. It addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Amortization of goodwill and indefinite intangible assets ceases and is replaced by impairment tests. As we do not have any goodwill or indefinite intangible assets, adoption of this standard did not have a significant impact on our financial position or results of operations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. This statement will require one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. We adopted SFAS 144 on January 1, 2002 and it did not have a material impact on WMC Resources’ financial position or results of operations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Company has considered the implications of the disclosure requirements of FIN 46 and has concluded that the impact, if any, is not likely to be material.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, “Accounting for Leases”, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. We adopted SFAS No. 145 for the year ended December 31, 2002. The adoption of this statement did not have a material impact on our financial position or results of operations.

B.	Liquidity and Capital Resources

Our ability and the ability of our subsidiaries to generate cash internally is influenced by the following major factors:

(i)	the levels of world commodity prices and exchange rates to which our revenue is substantially exposed;

(ii)	the level of expenditure required to explore and develop new ore reserves and to maintain existing production facilities;

(iii)	the level of capital expenditure required to develop new projects;

(iv)	the level of operating expenditure required for wages, salaries and consumables; and

(v)	the level of interest rates on borrowings.

These factors will continue to influence our liquidity and capital resources in future years.

Our ability to pay dividends and meet other obligations is dependent in large part on, and may be limited by, the amount of cash generated by our nickel operations and the level of dividends we receive from our subsidiaries holding our copper-uranium and fertilizer businesses.

We generated funds from operations of A$336.7 million for the year ended December 31, 2002, compared with funds generated from operations of A$577.7 million for the year ended December 31, 2001. The decrease was due to a A$525.6 million reduction in our receipts from customers from marginally lower commodity prices and reduced sales volumes associated with our reduced production. This was in part offset by A$71.2 million from our closeout of interest rate swaps.

Our capital expenditure in 2002 of A$464.9 million included A$129 million on the rebuild of the copper and uranium solvent extraction circuits at Olympic Dam. The expected cost of this project across 2002 and 2003 is approximately A$300 million and the cost will be funded through operating cash flows. We spent A$34 million in 2002 on the Optimization 3 project at Olympic Dam.

Our working capital was negative A$833.1 million as at December 31, 2002, due to the replacement of our borrowing facilities as part of the WMC Limited group prior to the demerger with temporary short-term facilities. During 2003, we plan to replace US$500 million of the short-term facilities with medium- and long-term facilities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our total borrowings were A$1,657.5 million at December 31, 2002, down from A$2,322.0 million at December 31, 2001. During the year ended December 31, 2002, our net repayment of borrowings amounted to A$446.4 million, compared with net repayments of A$778.3 million for the year ended December 31, 2001. As we discuss in Item 3D “Risk Factors” a decrease in the US$/A$ exchange rate will decrease our US$ denominated revenues in terms of A$ to the extent that they are not hedged, but will also decrease A$ funds required for repayment of our US$ denominated borrowings and other liabilities. For a description of our loan facilities, refer to Item 11 “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Hedging”.

The maturity of our debt profile is outlined in Note 28 to our Consolidated Financial Statements. The maturity of our cross currency swaps is outlined in Note 36B(a) to the Consolidated Financial Statements. The key funding principles inherent in our Treasury policies are:

•	BBB credit rating should be our target minimum rating, although this is not an absolute constraint.

•	We expect to continue to maintain conservative levels of debt over the longer term to ensure that our activities and growth are not debt constrained. Our long-term target is a gearing (debt/debt + equity) level of 25 to 35%.

•	Our aim is to source our debt from the most competitively priced source, balanced against the need to maintain a diversity of sources and a managed maturity portfolio.

•	Our debt tenor and currency should reflect asset life and currency exposure. We should retain a core amount of long-term debt (around 50% of total debt) with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility.

•	Our Risk Management Committee is responsible for managing the fixed/floating interest rate mix and the currency of debt. It has accepted recommendations that a significant portion of longer-term debt should remain fixed.

•	We should utilize project finance where warranted by risk management considerations and permitted by finance covenants (country or project specific).

•	Where we acquire foreign currency assets, we should examine the raising of debt in that currency to achieve a balance sheet hedge and reduce foreign exchange translation exposures.

•	We should consider asset based financing only once we have assessed the acquisition decision positively on an all equity (i.e. ungeared) basis. The decision thereafter of buy versus lease or mode of financing is then one of financing cost or risk management/transference.

Our cash and current investments net of bank overdrafts were A$90.5 million at December 31, 2002 and A$123.9 million at December 31, 2001. Our net debt was A$1,567.0 million at December 31, 2002 and A$2,197.9 million at December 31, 2001. The decrease in net debt was principally due to the transfer of approximately A$577 million of debt to Alumina Limited as part of the demerger and a reduction in the Australian value of the US dollar denominated borrowings as a result of the weaker US dollar relative to the Australian dollar as at December 31, 2002 compared to December 31, 2001.

Our available sources of liquidity were represented by unused bank facilities at December 31, 2002 of A$336.7 million, as compared to A$718.2 million at December 31, 2001. We have designated the bank loan balances as credit standby facilities in respect of the US$ and A$ commercial paper program and therefore we have determined their use and availability in line with the outstandings under this program.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our capital expenditure (including exploration) was A$469.4 million for the year ended December 31, 2002, A$456.9 million for the year ended December 31, 2001 and A$468.6 million for the year ended December 31, 2000. Our capital expenditure was allocated as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million)
Exploration	4.5	30.1	8.5
Mine development	133.9	221.6	212.8
New plant and equipment at existing operations	306.0	184.5	224.9
Acquisition of properties	22.6	19.8	22.0
Government facilities	2.4	0.8	0.6

An analysis of our contractual and commercial commitments is set out in the table below.

	Amount of Commitment to December 31, 2002
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(A$ million)
Short-term debt	1,287.6	1,287.6
Non current payables	849.7	—	245.6	415.5	188.6
Long-term debt	369.9	—	361.9	1.3	6.7

Total on-balance sheet contractual obligations	2,507.2	1,287.6	607.5	416.8	195.3

Capital expenditure	77.7	77.7	—	—	—
Exploration and mining titles	158.4	14.7	23.7	31.0	89.0

Total off-balance sheet obligations	236.1	92.4	23.7	31.0	89.0

	Amount of Commitment to December 31, 2002
Other commercial commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(A$ million)
Business undertaking commitments	70.2	5.8	12.4	10.5	41.5
Operating lease commitments	147.9	18.5	31.2	35.6	62.6
Other commitments	2,065.8	372.1	118.5	1,047.0	528.2

Total other commercial commitments	2,283.9	396.4	162.1	1,093.1	632.3

Our capital commitments on contracts for the purchase of assets comprising mine properties and development, property, plant and equipment were A$77.7 million at December 31, 2002 and A$35.4 million at December 31, 2001. These commitments for capital expenditure are in addition to the normal capital expenditure involved in mine development and maintenance at our existing mines.

We estimate our commitments for expenditure for exploration, evaluation and mining activities during the life of our current exploration and mining tenements and earning rights under farm-in and option entitlements as A$158.4 million at December 31, 2002 and A$375.1 million at December 31, 2001. These amounts are the maximum potential expenditure commitments for work expected to be beneficial to us and include payments to vendors in which we have earning rights. Australian mining laws generally require that certain levels of expenditure be incurred to maintain tenements in good standing. The commitments may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our operating lease commitments relate to the Queensland Fertilizer Operations and comprise: the GATX sulphuric acid rail wagons, certain Townsville storage and conveying assets, the Phosphate Hill camp and the Mt Isa power generation turbine, all of which we have leased from Commonwealth Bank of Australia for a period of 10 years expiring in 2009, 2010, 2009 and 2006, respectively. We also have a lease with Caterpillar Finance relating to the Solar Turbines used for power generation at Phosphate Hill and lease various office facilities both in Australia and overseas.

Our other commitments consist of commitments for payments to suppliers of gas, gas conversion, shiploading, rail transport and sulphuric acid under long-term contracts existing at reporting date but not recognized as payable.

We do not have other material off-balance sheet financing arrangements.

C.	Research and Development, Patents and Licenses, etc

We have continued to consolidate and prioritize our research and development activities through a combination of internal development, external research, alliances, joint ventures and targeted venture capital activities. Company-wide effort is coordinated through a lead team of technical managers. During 2001, technical managers and external consultants undertook a thorough review of technology.

Our project expenditures qualifying for Australian research and development tax concessions were:

2000	A$22.4 million
2001	A$37.6 million
2002	A$40.0 million(1)

(1)	The 2002 figure is the accounting provision, as tax concession amounts are not finalized until later in the year.

These figures only apply to those expenditures on which we have applied for tax concessions. We incur additional research and development expenditure on our site operating costs due to the continuous improvement philosophy of our business, and through venture capital arrangements.

D.	Trend Information

Industry and market trends relevant to us are discussed as a whole and for each business segment in Item 5A “Operating Results”.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our business is managed by a board of directors which, in accordance with our constitution, may have not fewer than three nor more than 12 members.

Our directors are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment with us. The members of the audit committee are: Adrienne E. Clarke, Peter J. Knight and David E. Meiklejohn. The members of the compensation committee are: Ian G.R. Burgess, Tommie C.-E. Bergman, Roger A.G. Vines and Ian E. Webber.

As at December 31, 2002, our directors were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors
Hugh M. Morgan(4)	Chief Executive Officer	Member of the board of the Reserve Bank of Australia and a member of the Board of the Business Council of Australia, President of the Australia Japan Business Co-operation Committee, and past Chairman of the International Council on Metals and the Environment. Former director of Alcoa of Australia Ltd and Alcoa Alumina & Chemicals LLC. A member and past president of the Minerals Council of Australia.	December 1976	62	2003

Andrew G. Michelmore	Chief Executive Officer elect	Chairman of the Jean Hailes Foundation for Womens’ Health and the CSIRO Sector Advisory Committee, a past director of the Ian Clunies Ross Foundation and Melbourne Enterprises International Limited. Operational experience with ICI Australia, CRA and Nabalco in senior project and general management roles, before joining WMC Limited in 1993. From January 2001 was Executive General Manager – Business Strategy and Development for WMC Limited and appointed Chief Executive Officer from 1 January 2003.	August 2002	50	2007

Non-Executive Directors

Ian G. R. Burgess(1)(3)	Chairman	Extensive business experience; former Trustee of the Walter and Eliza Hall Trust and a former Chief Executive Officer and Chairman of CSR Limited and former Chairman of AMP Limited.	July 1993	71	2003
Tommie C.-E. Bergman(1)(5)	Deputy Chairman	Former Chairman and Managing Director Australasia of Asea Brown Boveri Pty Ltd, a director of Amcor Limited and Smorgon Steel Group Limited and Chairman of Cochlear Ltd.	January 2001	58	2004

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Adrienne E. Clarke(2)	Director	Director of Fisher and Paykel Healthcare Corporation Limited, Woolworths Limited, and Hexima Limited. Chair of CSIRO from 1991 to 1996, a past Lieutenant-Governor of Victoria, Victoria’s Ambassador for Biotechnology, President of the International Society for Plant Molecular Biology and member of the US National Academy of Sciences.	July 1996	65	2003

Peter J. Knight(2)	Director	Former Chairman of Central Norseman Gold Corporation Limited and a non-executive director and former managing director of Clough Limited.	August 1997	64	2004

David E. Meiklejohn(2)	Director	Chairman of PaperlinX Limited and SPC Ardmona Limited, Deputy Chairman of GasNet Australia Limited, Director of One Steel Limited. Former Chief Financial Officer and Executive Director of Amcor Limited. Chairman of WMC Resources Audit Committee.	April 2002(6)	61	2005

Roger A. G. Vines(1)	Director	Director of Woodside Petroleum Limited and former director of Central Norseman Gold Corporation Limited. Former chairman and managing director of Alcoa of Australia Limited.	February 1999	66	2003

Ian E. Webber(1)	Director	Director of Santos Limited and and a member of General Motors Australian Advisory Council. Former chairman of Mayne Nickless Limited. Chairman of the WMC Resources Compensation Committee.	June 1997	67	2004

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.
(3)	Ian G. R. Burgess was appointed chairman on April 15, 1999 and will retire as chairman and director at the 2003 annual general meeting.
(4)	Hugh M. Morgan retired as Chief Executive Officer and as a Director on January 1, 2003. On August 13, 2002, the board appointed Andrew G. Michelmore, at the time EGM – Business Strategy & Development, to succeed Mr. Morgan as chief executive officer from January 1, 2003.
(5)	Tommie C.-E. Bergman was appointed deputy chairman on March 13, 2002. It is expected that he will be appointed chairman following the retirement of Ian G.R. Burgess on May 2, 2003.
(6)	David E. Meiklejohn was appointed a director on April 19, 2002.

M. John Phillips retired as a director on June 18, 2002 and Donald M. Morley retired as a director on September 4, 2002.

Alan K. Dundas was appointed a director on March 12, 2003.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In addition to the chief executive officer, the executive officers appointed by and reporting to the chief executive officer are responsible for the day to day running of the business. As at December 31, 2002, our executive officers were:

Name	Position in 2002	Appointed as Executive Officer
Bruce R. Brook	Executive General Manager – Finance and Chief Financial Officer	March 2002

Alan K. Dundas(1)	Executive General Manager – Operations	January 2001

Greg J. Travers	Executive General Manager – Group Services	June 1996

(1)	Alan K. Dundas was appointed a director on March 12, 2003.

The experience of our continuing management team, who, with the Chief Executive Officer have responsibility for all operational and administrative functions of the business, is outlined below:

Executive Officer	Summary of Experience
Bruce R. Brook

Appointed as Executive General Manager – Finance of WMC Limited in March 2002 and Chief Financial Officer in June 2002. Mr Brook was Deputy Chief Financial Officer at the ANZ Bank and has had substantial experience in the resources and finance sectors, having worked for Price Waterhouse; Gold Fields of South Africa, Pasminco Limited, CRA and Pacific Dunlop.

Alan K. Dundas

Senior operational and management roles with various companies in Australia and Canada including Nabalco, Curragh Qld Mining and Quintette Coal. Joined WMC Limited in 1994 and held roles of General Manager – Kwinana Nickel Refinery and General Manager – Nickel Operations. From January 2001, Executive General Manager – Nickel and from December 2001, Executive General Manager – Operations.

Michael Nossal

Appointed as Executive General Manager – Business Strategy and Development in March 2003. Fourteen years in senior management roles in the mining industry, including Normandy Mining Limited, Associate Director on the Resources Team of Macquarie Corporate Finance and Kenmare Resources Limited. Prior to joining WMC, Mr Nossal was the Chief Executive Officer of a start-up supply chain management software company based in London.

Greg J. Travers

Executive General Manager – Group Services for WMC Limited prior to the demerger. Experience in both operations and functional service areas, and has worked with Pratt Industries, Mount Newman Mining Company and BHP. He joined WMC Limited in 1994 as Group Manager – Training and Organisational Development. Mr Travers is a director of Australian Mines and Metals Association and was a director of the Institute of Public Affairs until November 2001.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid and accrued to our directors and executive general managers was A$21,582,481 (compared to A$11,382,538 in 2001 and A$9,751,658 in 2000). This amount includes retirement allowances of A$9,320,258 paid to either non-executive or executive directors who retired from office during the period January 1, 2002 to December 31, 2002. This amount also includes A$452,856 (A$582,116 in 2001) in pension benefits in our superannuation scheme for directors and members of administrative, supervisory or management bodies. There are no other contingent or deferred compensation arrangements accrued for our executives or directors. The terms and conditions applicable to our directors and executive general managers are the same as those that applied to them in their capacities as directors and executive general managers of WMC Limited prior to the demerger (which was implemented on December 11, 2002). The remuneration of individual directors and executive general managers is presented in the tables below.

Non-executive director remuneration – January to December 2002

	Director’s fee A$(1)	Other A$(2)	Total A$
Tommie C.-E. Bergman	143,797	12,428	156,225
Ian G. R. Burgess	232,818	19,904	252,722
Adrienne E. Clarke	83,000	7,179	90,179
Peter J. Knight	83,000	7,353	90,353
David E. Meiklejohn	61,074	5,454	66,528
M. John Phillips(3)	38,267	232,249	270,516
Roger A. G. Vines	83,000	7,266	90,266
Ian E. Webber	89,000	7,689	96,689

(1)	Includes director’s and committee fees.

(2)	Includes superannuation, executive indemnity insurance and retirement payments.

(3)	Mr. J. Phillips retired from the board on June 18, 2002.

Executive director remuneration and senior executive remuneration – January to December 2002

	Fixed remuneration A$ (1)	Other compensation A$ (2)	Total remuneration A$
Executive director
Hugh M. Morgan, Chief Executive Officer	1,647,657	7,944,490	9,592,147
Andrew G. Michelmore, Chief Executive Officer elect	710,000	1,227,624	1,937,624
Donald M Morley(3)	698,333	3,441,886	4,140,219
Executive general managers
Bruce R. Brook – Finance	498,810	886,023	1,384,833
Alan K. Dundas – Operations	675,000	915,624	1,590,624
John Parry – Exploration (former)	72,174	272,258	344,432
Greg J. Travers – Group Services	526,500	952,624	1,479,124

(1)	Includes amounts accrued for annual leave and long service leave.

(2)	Includes retirement payments and the value of shares issued under the executive share plan.

(3)	Mr Morley retired on September 4, 2002.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Non-executive directors with more than five years service are entitled to retirement benefits equaling the total fees paid in the three years before retirement. Directors with three to five years service receive pro rata benefits. Non-executive directors under the age of 75 receive a superannuation guarantee contribution which, effective July 1, 2002, increased from 8% to 9% of their fees.

All our full time Australian-based employees and expatriate employees (including executive directors and officers) and our subsidiaries are members of the WMC Superannuation Plan (formerly WMC Superannuation Fund). The WMC Superannuation Plan has three categories of membership:

•	the defined benefit category provides lump sum benefits based on period of service, age and final average salary;

•	the accumulation category offers a minimum company contribution from 11.5% to 20% of basic annual salary to each member’s account in the Plan; and

•	the Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. Pursuant to legislation we are required to make minimum contributions. Effective July 1, 2002, the contribution rate increased from 8% to 9% of ordinary time earnings.

For further details of the WMC Superannuation Plan, refer to Note 40 of our Consolidated Financial Statements.

C.	Board Practices

Role of the Board

Our board, working with senior management, is responsible to shareholders for overall business performance. It approves company goals and directions, strategic plans and performance targets. Our board ensures that appropriate policies, procedures and systems are in place to manage risk, optimize business performance and maintain high standards of ethical behaviour and legal compliance.

Since we listed in December 2002, the board has reviewed our corporate governance policies in line with the requirements of the new company. Our policies comply with the Corporate Governance Guidance Note published by the Australian Stock Exchange. It is the board’s duty to ensure that we comply with its regulatory requirements and maintains ethical standards. We manage resources responsibly, and maintain a high level of transparency in reporting to all stakeholders.

The board is responsible for our strategic direction and control, and it delegates responsibility for managing the company to the chief executive officer. The functions of the board include:

•	evaluating and rewarding senior management and ensuring executive succession planning

•	validating and approving corporate strategies, budgets, plans and policies

•	assessing performance against strategies to monitor both the suitability of those strategies and management performance and ensuring that directors have a good understanding of the company’s state of health

•	ensuring regulatory compliance and maintaining adequate risk management process

•	approving policies covering the management of business risks, safety and occupational health, community and environmental issues; and

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

•	ensuring that we protect our good reputation by acting in accordance with the highest ethical standards.

Board Meetings

Full-day board meetings are held monthly except January and, if required, are convened outside the scheduled meeting dates. Ad hoc board committee meetings are convened to address board issues when it is not practical to organize a full board meeting. The WMC Resources’ board members were also directors of WMC Limited (now called Alumina Limited) until December 11, 2002, and they met 16 times during 2002 up to December 11, 2002. The increase in meetings during 2002 reflects the demands and complexities associated with the demerger.

The chairman and the chief executive officer meet regularly to discuss business and strategic issues and to set board agendas.

Access to Information

Directors are entitled to full access to information required to discharge their responsibilities. Separate from board papers, directors receive a monthly report on our performance and other significant issues from the chief executive officer. At each board meeting, senior executives make presentations to assist directors in developing an in-depth knowledge of the company’s operations, activities and issues. Most years, two board meetings are held in conjunction with visits to our operations to assist directors in their review of the businesses.

New directors are provided with a comprehensive orientation and are encouraged to visit our operations to assist them in developing an understanding of WMC Resources’ businesses and key drivers.

Directors may obtain independent professional advice at the our expense, subject to prior consultation with the Chairman, on matters arising in the course of their board and committee duties. Directors also have access to our senior managers and our documents at all times.

Board Composition

Our board has nine directors, seven independent non-executive directors including the chairman, and two executive directors. The strength of the board comes from the collective interaction of experienced and informed directors who provide the breadth and depth of knowledge and experience to meet the company’s objectives. John Phillips, Donald Morley and Hugh Morgan have retired from the board effective June 18 and September 4, 2002, and January 1, 2003, respectively. David E. Meiklejohn and Andrew G. Michelmore were appointed to the board during 2002. Alan K. Dundas was appointed to the Board in 2003. Ian G.R. Burgess, who is approaching our agreed retirement age of 72, will step down as chairman and a non-executive director at the 2003 annual general meeting. Tommie C.-E. Bergman, the current deputy chairman, will be appointed to the position of Chairman.

Our board reviews its composition and assesses nominations for new appointments from time to time to ensure it has the right balance of skills and experience.

All non-executive directors are independent having no business or other relationship which could compromise their autonomy. The directors (other than a managing director) are subject to retirement by rotation, one-third retiring each year by order of seniority of election (or the number nearest to one-third if the number of directors is not a multiple of three), and may not continue to hold office without re-election after the third annual general meeting following their last election by the shareholders. Non-executive directors retire, by agreement, at the annual general meeting following them reaching 72 years of age. Executive directors retire at 65 years of age. After once being elected by the shareholders, a director who is appointed a managing director by the board is not required to retire by rotation. The directors may appoint

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

a director either to fill a casual vacancy or as an addition to their numbers. Such directors hold office until the next annual general meeting and may be elected by the shareholders at such a meeting but are not taken into account in determining the number of directors who are to retire by rotation at that meeting. There are presently no maximum terms for non-executive director appointments.

Each director has the power to appoint any person approved by a majority of his co-directors to act as an alternate director in his place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise he shall be unable to attend to his duties as a director.

Chairman

Our Constitution provides that the directors may elect a chairman of their meetings and determine the period for which he or she is to hold office. Where there is an equality of votes on a question voted on at a meeting, the chairman has a second or casting vote (subject to the ASX Listing Rules).

Ian G. R. Burgess is currently our non-executive chairman. He has held the position since April 1999 and has been a non-executive director since 1993. Tommie C.-E. Bergman, the deputy chairman, has been a director since January 2001.

Chief Executive Officer

The directors may from time to time appoint one or more of their body to be a managing director or managing directors either for an unlimited period but not for life, a fixed term not exceeding five years, or a period terminable upon the happening of such specific events as the directors may stipulate. The directors may confer upon any managing director any of the powers exercisable under our constitution by the directors as they may elect, without derogating from the exercise of those powers by the directors.

Andrew G. Michelmore is currently our sole managing director and chief executive officer. He joined us in 1993 and has held a number of senior positions before being appointed to the board as chief executive officer-elect in August 2002. He was appointed chief executive officer on January 1, 2003 following the retirement of Hugh M. Morgan. The chief executive officer is subject to annual performance reviews by the non-executive directors. The chief executive officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day operations.

Board Committees

Our board has established two standing committees to assist the board in meeting its responsibilities, the audit committee and the compensation committee. These committees review matters on behalf of the board and make recommendations for consideration by the entire board.

The audit committee consists of three non-executive directors, Adrienne E. Clarke, Peter J. Knight and David E. Meiklejohn. The committee meets four times a year and assists the board in meeting its regulatory responsibilities. It provides a direct channel of communication between the external and internal auditors and the board, and assists the board in ensuring the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the internal audit work plan. The audit committee’s terms of reference include an annual review of the external auditors’ performance, and the nature and extent of their non-audit services. The audit committee also reviews the auditors’ independence.

The chief executive officer and the chief financial officer, together with the internal and external auditors, attend meetings of the committee except when the committee wishes to meet alone. The committee also meets privately with both the internal and external auditors on a regular basis. The committee has access to professional advice inside and outside our company.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The compensation committee meets at least four times a year. It consists of four non-executive directors – Tommie C.-E. Bergman, Ian G.R. Burgess and Roger A.G. Vines and it is chaired by Ian E. Webber. It is the committee’s role to oversee our remuneration and compensation plans, policies and practices, including remuneration of the non-executive Directors, the chief executive officer and senior executives, and succession planning.

On behalf of the board, the compensation committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	our employees’ interests are aligned to our corporate objectives;

•	we can attract, develop and retain superior talent; and

•	the integrity of our reward program is maintained.

Following the demerger, the board established a corporate policy review committee comprising the chief executive officer, the chief financial officer and the company secretary, to review and recommend to the board appropriate policies covering corporate policy and procedure.

Indemnities

During 2002, we entered into deeds of access indemnity and insurance with each director providing access to documentation, indemnifying them against liability arising out of the conduct of our and our subsidiaries’ business, and in particular each director’s participation in the demerger.

Company Policies

Our board has adopted policies in key areas including occupational health and safety, the environment, indigenous people, respect and diversity in employment (formerly equal employment opportunity), continuous disclosure, capital investment and employee trading in our securities.

Reporting to Stakeholders

Our board is committed to keeping all stakeholders informed, in a timely manner, of all developments that affect our company. The disclosure policy is supported by a formal policy and comprehensive procedures on continuous disclosure to ensure compliance with legal obligations. All our announcements, presentations to analysts and other significant briefings are posted to our website after release to the Australian Stock Exchange.

Ethical Standards

The WMC Code of Conduct sets parameters for ethical behaviour and business practices for directors, employees and contractors. A code of conduct committee regularly reviews and updates the code. The committee, comprising seven members from a cross section of our operations and chaired by an executive general manager, is also available to any employee for guidance on ethical issues.

Share Trading

Our share trading policy prohibits directors and employees from engaging in short term trading of any of our securities, or buying or selling our shares, if they possess unpublished price sensitive information. In addition, directors and senior management must not buy or sell our shares in the six to eight weeks between the end of the half or full financial year and the release of those results. Directors and senior management must also receive approval from our chairman, the chief executive officer or company secretary before buying or selling company shares.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Managing Risk

(a) Business Risk

Our risk management policy and procedures cover safety, health, environment, property, financial reporting and internal control. Each operational site is responsible for implementing policies and procedures that address:

•	Risk identification and control

•	Training

•	Reporting

•	Loss control and prevention

•	Crisis management and recovery

•	Longer term risk reduction

Our internal audit plan is developed in conjunction with these risk management processes. Internal audits assess the efficiency and effectiveness of risk control across all our sites.

(b) Financial Exposures

We have a comprehensive framework for managing financial exposure. The board’s objective for price risk management is to provide acceptable rates of return for new projects, and to secure significant value-adding strategic objectives. Transactions that create unacceptable risk, or cannot be matched against underlying physical exposures, are not permitted.

Our price-risk management policy is approved by the board and reviewed and changed as required.

The risk management committee, chaired by the chief executive officer and including senior management, is responsible for implementing price-risk management policy. Our detailed policies for managing credit risk require board approval of all counter-parties. Price-risk management controls include:

•	Centralized treasury functions

•	Segregating treasury functions

•	Valuing exposures on a mark-to-market basis

•	A regular review of hedge positions which are disclosed quarterly to the Australian Stock Exchange

As part of sound business practices, our board reviews the annual report prior to its release to the Australian Stock Exchange and to shareholders.

D.	Employees

At December 31, 2002, we employed 2,897 people directly and hired 1,474 as contractors.

We are decentralized into divisional business or functional units where executive general managers and general managers exercise widely delegated authority and discretion within broad guidelines. Responsibility for employee relations resides with the operations with support and advice from the Human Resources Department.

Individual contracts of employment have been implemented across our operations. This move to individual contracts was effectively concluded during 1997, with the majority of employees now employed under the same form of contract.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Membership of trade unions is optional under Australian law. Industrial disputation over the past year has been minimal and confined to contractor organizations. None of our employees participated in any industrial disputation. We operate continuous shift work across many of our operations in Western Australia, South Australia and Queensland.

Local law and custom is observed as a minimum standard in determining wage and working conditions at our overseas operations. We have in place a Code of Conduct, the objective of which is to ensure fair and ethical practices within our organization, which must be observed by all directors, employees and contractors at all of our operations.

The distribution of our employees between business segments and geographically is outlined below:

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000
	Permanent Staff	Contractors	Permanent Staff	Contractors	Permanent Staff	Contractors
Copper	960	366	988	314	1,057	377
Nickel	950	667	1,009	755	1,044	820
Gold	—	—	104	86	330	302
Industrial Minerals and Fertilizers	360	171	364	233	439	310
Projects	—	—	38	19	35	1
Ex-Div	46	—	68	5	182	17
Corporate	581	270	476	175	396	50

Total	2,897	1,474	3,047	1,587	3,483	1,877

Australia	2,834	1,458	2,978	1,582	3,341	1,863
North America	42	9	46	3	76	6
South America	13	7	16	2	53	8
Asia	6	—	—	—	10	—
Europe	2	—	2	—	3	—
South Africa	—	—	5	—	—	—

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

E.	Share Ownership

In connection with the demerger, we issued options to subscribe for our shares and stock appreciation plan rights.

The table set forth below shows the options we issued in connection with the demerger and the exercise price for each option. We issued these options to our employees to replicate proportionately the options over WMC Limited shares these employees had prior to the demerger. The table also shows options allocated subsequent to the demerger under the December 2002 Option Plan.

WMC Limited Option Plan	Expiry Date	WMC Resources Option Exercise Price (A$)	No. of WMC Resources Options Issued under Option Scheme on 12/11/2002	No of WMC Resources Options Outstanding at 12/31/2002
1997 Option Plan	December 22, 2002	2.27	451,300	—
1997 Option Plan(1)	December 22, 2002	2.50	250,000	—
1998 Option Plan	December 21, 2003	2.26	963,120	926,220
1998 Option Plan(1)	December 21, 2003	2.49	375,000	375,000
1999 Option Plan	December 20, 2004	3.90	3,868,000	3,748,100
2000 Option Plan	December 18, 2005	3.48	6,007,050	5,918,100
2001 Option Plan	November 30, 2006	4.33	10,060,500	9,981,900
May 2002 Option Plan	November 30, 2006	4.33	600,000	600,000
Dec 2002 Option Plan(2)	December 23, 2007	4.34	—	10,951,860

(1)	Options granted to executive directors of WMC Limited.

(2)	Options issued subsequent to the demerger.

As at December 31, 2002, the aggregate number of these options held by our directors and executive general managers was 1,712,000. All our directors and executive general managers own shares or options in WMC Resources Ltd, but none own more than three percent of any category.

The table set forth below shows the stock appreciation plan (“SAP”) rights we issued in connection with the demerger and the allotment price for each right. The table also shows SAP rights issued subsequent to the demerger under the December 2002 SAP.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

WMC Limited SAP	Expiry Date	WMC Resources SAP Right Allotment Price (A$)	Balance of WMC Resources SAP Rights Issued under SAP Proposal as at 12/11/2002	Balance of WMC Resources SAP Rights Issued under SAP Right Allotment at 12/31/2002
1997 SAP	December 22, 2002	2.27	50,000	Nil
1998 SAP	December 21, 2003	2.26	59,500	59,500
1999 SAP	December 20, 2004	3.90	183,400	183,400
2000 SAP	December 18, 2005	3.48	309,900	309,900
2001 SAP	November 30, 2006	4.33	481,300	481,300
June 2002 SAP	November 30, 2006	4.33	250,000	250,000
August 2002 SAP	November 30, 2006	4.33	400,000	400,000
December 2002 SAP(1)	December 23, 2007	4.34	—	261,400

(1)	SAP rights issued subsequent to the demerger.

WMC Resources Employee Share Scheme

We have established the WMC Resources Employee Share Scheme (“WMC Resources ESS”). The WMC Resources ESS provides a framework for the offer by our board of our shares, or rights to or in respect of WMC Resources shares (such as options), to our employees from time to time. The WMC Resources ESS operates in substantially the same manner as the WMC ESS historically operated by WMC Limited.

Under the WMC Resources ESS, we have offered:

•	to certain of our senior executives – shares in us under the WMC Resources Executive Share Plan, the terms of which were approved by the WMC Resources Board shortly before the demerger;

•	to certain employees in Australia – options to acquire our shares, the terms and conditions of which were promulgated by the WMC Resources Board at the time of the relevant offers (WMC Resources Option Plan); and

•	to certain employees outside Australia – SAP Rights, the terms and conditions of which were promulgated by the WMC Resources Board at the time of the relevant offers (WMC Resources SAP).

The WMC Resources Executive Share Plan, WMC Resources Option Plan and WMC Resources SAP (the “WMC Resources Plans”) have been designed to align the interests of our employees with those of our shareholders and are regarded as an integral component of our employee benefit and motivation strategies.

The total number of our shares, together with the total number of unexercised options over our shares, which may be issued pursuant to all WMC Resources Plans will not exceed 5% of the total number of our shares on issue from time to time.

Subject to the Listing Rules of the ASX, our directors will by resolution be able to revoke, add to, or vary all or any of the provisions of the WMC Resources Plans, or all or any of the rights or obligations of the participants or any of them, provided that the interests of the participants are not, in the opinion of our directors, materially prejudiced.

Impact of demerger on plans

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources employees prior to December 4, 2002, that was outstanding under the WMC Limited Employee Share Scheme as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal to the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and the WMC Resources Ltd option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded — being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, WMC Resources Group or Alumina Group. The exercise price of a WMC Resources Ltd option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources Ltd option was granted and the volume weighted average price of WMC Resources shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme as detailed above.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

WMC Resources Executive Share Plan

Consistent with WMC Limited’s announcement on August 13, 2002 to suspend future option allotments to its senior management under the WMC employee share scheme, we implemented a share purchase plan for senior staff, known as the WMC Resources Executive Share Plan, which replaced option allotments for this group.

The WMC Resources Executive Share Plan provides a level of reward for senior staff based on our performance against a peer index of resources companies. Actual rewards will vary in accordance with the performance of the individual executive and our performance on a total shareholder return basis against the index.

All rewards for senior staff through this scheme are provided to participants in the form of our shares which will be purchased on-market on behalf of the participants (at no cost to the participants). Participants are not able to dispose of the shares acquired under the plan unless both prior to and after such a disposal, the participant holds shares whose value reflects a multiple of their salary (subject to certain other disposal restrictions). For the chief executive officer the multiple is 1.5 times salary, for executive general managers the multiple is 1.0 times salary and for general managers the multiple is 0.5 times salary.

Under the WMC Resources Executive Share Plan, the full value of any reward gained by senior management will be expensed and the value to the executive disclosed in accordance with our reporting obligations and practice on remuneration of executive staff.

The first acquisitions of our shares under the WMC Resource Executive Share Plan were made on December 23, 2002. In total, 1,158,303 shares were acquired for 27 senior staff, with an average acquisition price of $A4.33 per share.

WMC Resources Option Plan

In December 2002, we made our first offer of WMC Resources Options to employees, other than our senior management, under the 2002 WMC Resources Option Plan. We made the first allotment of WMC Resources Options on December 23, 2002 , and in a manner consistent with the past WMC Limited Option allotments. The 2002 WMC Resources Option Plan operates on substantially the same terms as the WMC Limited Option Plans, namely:

•	Eligible employees were invited to apply for the grant by us of WMC Resources Options, granted at an issue price of A$0.01 per WMC Resources Option.

•	Each WMC Resources Option gives the holder the right to subscribe for one WMC Resources Share (subject to adjustment in accordance with the terms of the applicable WMC Resources Option Plan to reflect new issues by WMC Resources and capital reconstructions).

•	Subject to certain exceptions, the WMC Resources Options are not able to be exercised until after a period of 12 months from the date of allotment and will lapse on the fifth anniversary of the date of allotment.

•	Upon exercise of a WMC Resources Option, the holder will be obliged to pay the relevant exercise price, which was determined by reference to the weighted average sale price of our shares on the ASX on the trading day that the invitation to apply for the WMC Resources Options was made to employees.

The allotment of WMC Resources Options under the 2002 WMC Resources Option Plan was made on December 23, 2002 and January 13, 2003 under which 10,951,860 and 322,800 WMC Resources Options were issued, respectively, with an exercise price of A$4.34 and an expiry date of December 22, 2007.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

WMC Resources Stock Appreciation Plan

In December 2002, we made our first offer of WMC Resources SAP Rights to our employees located outside Australia under the 2002 WMC Resources SAP. We made the first allotment of WMC Resources SAP Rights on December 23, 2002, and in a manner consistent with the past WMC Limited SAP Right allotments. The 2002 WMC Resources SAP operates on substantially the same terms as the WMC Limited SAPs, namely:

•	Eligible employees were invited to apply for the grant by us of WMC Resources SAP Rights.

•	The employees were not required to pay any amount for the grant of the WMC Resources SAP Rights, but each WMC Resources SAP Right has a notional allotment exercise price, equal to the weighted average sale price of our shares on the ASX on the trading day that the invitation to apply for the WMC Resources SAP Rights was made to the employee.

•	Subject to certain exceptions, the WMC Resources SAP Right will not be able to be redeemed until after a period of 12 months from the date of allotment and will lapse on the fifth anniversary of the date of allotment.

•	Upon redemption of a WMC Resources SAP Right before its expiry by the holder, the holder will be entitled to a payment equal to the difference between the closing price of our shares on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former amount is higher).

The allotment of WMC Resources SAP Rights under the 2002 WMC Resources SAP was made on December 23, 2002 under which 261,400 WMC Resources SAP Rights were issued, with an allotment price of A$4.34 and an expiry date of December 22, 2007.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our issued capital is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2003, we had on issue 1,128,973,347 fully paid ordinary shares, and 31,827,620 options over our ordinary shares. The share options were issued pursuant to the WMC Resources Employee Scheme and carry no voting rights.

The following table sets forth, as at March 31, 2002, information in respect of:

(i)	any person who is known to us to be the registered owner of more than 5% of any class of our voting securities; and

(ii)	the total amount of any class of its voting securities owned by our Directors and Executive General Managers as a group.

Title of class	Identity of person or group	(1)Amount owned	% of class
Fully paid ordinary shares in WMC Resources Ltd	J. P. Morgan Nominees Australia Ltd	217,642,184	19.18
	National Nominees Ltd	199,862,973	18.17
	Westpac Custodian Nominees Ltd	162,468,941	14.70

Fully paid ordinary shares(1)	Directors and Executive General Managers of WMC Resources Ltd as a group	932,726	0.08

Employee Share Options	Directors and Executive General Managers of WMC Resources Ltd as a group	1,712,000	5.38

(1)	Includes WMC Resources Ltd’s ADSs.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid ordinary shares on behalf of numerous beneficial owners. The only beneficial owner known to have owned more than 5% of our issued and outstanding fully-paid ordinary shares since listing on December 4, 2002 is the Capital Group International Inc. The history of significant changes since listing date is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Capital Group International Inc.	04/16/2003	151,566,621	13.43%
	02/17/2003	139,717,091	12.38%
	12/19/2002	126,179,432	11.34%

All fully paid shareholders have the same voting rights.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of us.

As at December 31, 2002, 498,889 of our fully paid ordinary shares were registered in the name of 308 residents of the United States and represented approximately 0.04% of the total number of our fully paid ordinary shares issued and outstanding. As at December 31, 2002, 1,566,990 of our ADSs were outstanding (representing 6,267,960 of our fully paid ordinary shares) and were registered in the name of 369 residents of the United States and represented approximately 0.56% of the total number of our fully paid ordinary shares issued and outstanding. The number of our ADSs issued and outstanding immediately upon effectiveness of the demerger was the same number, and were held by the same holders, as the ADSs of WMC Limited immediately prior to the effectiveness of the demerger.

As at March 31, 2003, 486,007 of our fully paid ordinary shares were registered in the name of 308 residents of the United States and represented approximately 0.04% of the total number of our fully paid ordinary shares issued and outstanding. As at March 31, 2003, 1,515,817 of our ADSs were outstanding (representing 6,063,268 of our fully paid ordinary shares) and were registered in the name of 348 residents of the United States and represented approximately 0.54% of the total number of our fully paid ordinary shares issued and outstanding.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.	Related Party Transactions

Loans to directors

On January 1, 2000, directors of our controlled entities had outstanding secured loan balances of A$6,700 under the Employee Share Purchase Plan and the Senior Staff Share Issue. During the 2000 fiscal year, there were no additional loans made to directors and an amount of A$800 was repaid, resulting in a final outstanding balance of A$5,900.

During the 2001 fiscal year, there were no additional loans made to directors and an amount of A$1,000 was repaid, resulting in a final outstanding balance of A$4,900.

During the year ended December 31, 2002, a loan of A$93,050 was advanced to Jens Balkau, a director of one of our controlled entities. All outstanding loans (A$93,375) were repaid or forgiven (A$3,643) during the year, resulting in no outstanding loans to WMC Resources Ltd directors at December 31, 2002.

All of the loans to directors referred to above were made prior to the demerger in connection with the Employee Share Purchase Plan, the Partly Paid Share Plan and the Senior Staff Share Issue to enable them to acquire shares of WMC Limited. The share plan loans existing during the 2002 fiscal year were secured by shares allocated by WMC Limited under the 1988 allotment of the Employee Share Purchase Plan, the 1987 and 1988 Partly Paid Share Plan and the 1994 allotment of the Senior Staff Share Issue. The loans were interest free with repayments due in December 2002 and November 2003, although these were all repaid prior to the demerger.

Shareholding transactions of directors

Our directors are also shareholders of ours and, as such, they may purchase and/or sell of our shares.

Where our directors have engaged in these transactions they have done so on a normal commercial basis, on conditions no more favourable than those available to other shareholders.

Some of our directors who were employees of the WMC Limited group prior to the demerger, were eligible to participate in the WMC Employee Share Scheme, and were issued with options, priced at market value. These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees. At the time of demerger, these options were converted into WMC Resources options (see Item 6E. “Share Ownership”). As this is our first year of listing, comparatives for WMC Limited prior to the demerger, have been provided.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2002	2001	2000
	Number of WMC Resources Ltd shares	Number of WMC Limited shares

The aggregate number of shares acquired by the directors of the parent entity or their director related entities as a result of the WMC Limited demerger was:	808,317	—	—

The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	138,640	10,000	130,000

The aggregate number of options acquired by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	—	320,000

The aggregate number of options allocated to directors of the parent entity or their director-related entities as a result of the WMC Limited demerger was:	1,725,000

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:

- fully paid shares	—	11,000	—
- partly paid shares	—	—	100,000
- options (lapsed)	—	—	300,000
- options (options exercised and shares sold)	300,000	300,000	—

Details of shares and share options held by directors of the parent entity or their director related entities at period end are as follows:
- fully paid shares	946,957	434,459	435,459
- ordinary shares partly paid to five cents	—	331,000	331,000
- options for ordinary shares	1,425,000	1,470,000	1,770,000
- Central Norseman Gold Corporation Limited, fully paid shares	N/A	2,000	2,000

All other transactions relating to shares and options of WMC Limited prior to the demerger, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

Other transactions of directors and director related entities

A number of our directors are also directors of other public companies which may have transactions with us. These directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either of those companies or us in their dealings with one another. We therefore do not consider those companies to be director related entities.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, Hugh M. Morgan received a payment of A$890,906 from a related party to WMC Limited, Alcoa Inc., relating to his participation in the Alcoa Inc. Directors’ Deferred Fee Plan. The benefit became payable following his retirement as a director of that entity.

In addition, Hughmore Securities Pty Ltd, an entity associated with Hugh M. Morgan, our chief executive officer until December 31, 2002, purchased fertilizer totalling A$14,199. For the years ended December 31, 2001 and 2000, the amounts were: A$14,325 and A$16,898, respectively. All of the purchases were made on an arm’s length basis from an entity we control.

Legal/Financial service fees

A number of directors of our controlled entities are associated with legal and financial service suppliers which have provided services to us during the financial year, on an arm’s length basis. The total of those services amounts to A$1,511,590 for the year ended December 31, 2002. For the years ended December 31, 2001 and 2000, the amounts were: A$916,259 and A$684,733, respectively. The legal and financial services suppliers referred to above which provided services to us in the fiscal year ended December 31, 2002 were: Sycip Salazar Hernandez & Gatmaitan, Sampson & West, Trident Trust Company, Welborn Sullivan Meck & Tooley P.C., Stikeman Elliott (Toronto), Larrain Y Associates, Trust International Management (T.I.M.) BV., Freehills Solicitors and Brian Weihs.

C.	Interests of Experts and Counsel

Not applicable.

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements

Our consolidated financial statements are included as Item 18.

Legal Proceedings

At the date of this Annual Report, we are a party to no pending legal proceedings nor are we aware of any reasonably likely to be commenced against us, other than:

•	those mentioned below; or

•	ordinary routine litigation or other legal proceedings incidental to our business, particularly arising out of contract mining and construction activities to which we or any of our subsidiaries is a party or of which any of our or their property is subject.

Native Title in Australia

“Native title” describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs as recognized by the common law of Australia.

Native title law has evolved through judicial decisions and the enactment of legislation. The first significant High Court decision on the subject of native title was Mabo v Queensland (No 2) (1992) 175 CLR 1 (“the Mabo decision”) in 1992, in which the Court recognized the concept of native title and said that Aboriginal and Torres Strait Islander people who have maintained their connection with their land according to their laws and customs may hold native title. Proving connection usually involves showing that traditional laws and customs have been passed down through generations of Aboriginal or Torres Strait Islander people to the present day. The native title of a particular group will depend on the traditional laws and customs of those people. Recent decisions have indicated that native title may change over time.

The Mabo decision also recognized that native title could be extinguished prior to the enactment of the Racial Discrimination Act 1975 (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain freehold grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of the various procedures under the NTA governing native title claims. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

Our land tenure that is a past act or qualifying intermediate period act has been validated with respect to native title. The current operations of our Olympic Dam operations are on freehold title which the High Court held in Fejo v Northern Territory (1998) 195 CLR 96 “Fejo” permanently extinguishes native title, although expansions of our operation may attract the future act requirements of the NTA if they extend to areas outside the freehold tenure.

Native title may exist in areas where it has not been extinguished (removed). Although a determination of native title does not invalidate another’s validly granted, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 “Wik” case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights. The decision was confirmed in Western Australia v Ward (2000) 99 FCR 316 where the High Court found that pastoral leases in Western Australia did not create the right of the pastoralist to exclusive possession and thus did not extinguish all native title rights. Pastoral leases in WA are leases of Crown Land under the Land Act 1933 (WA) held for pastoral and grazing purposes.

FINANCIAL INFORMATION

Where native title rights are inconsistent with the terms of a pastoral lease the native title rights must yield to rights of the pastoral lessee. The Wik decision provided some clarity about the impact of native title on Queensland pastoral leases which are relevant to the our Queensland Fertilizer Operations. While the current leases on which the Queensland Fertilizer Operations are conducted are secure, any future expansions onto adjacent non-freehold land is likely to attract the future act processes of the NTA.

When it handed down its decision in Ward, the High Court held, among other things, that there could be partial extinguishment of native title rights and that WA mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. Particularly it does not extinguish those native title rights that are consistent with the rights granted to a pastoral or mining leaseholder. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory, is significant to us because our nickel operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis. As a result, it is difficult at this stage for us to make any assessment of the impact of the Ward decision either specifically on our nickel operations or more generally on the current claimant applications for native title over our operations (referred to below) throughout Australia.

There are current claimant applications for native title determination in the Federal Court over areas that include the majority of our operations. The majority of our operations or related infrastructure fall within one or more of these applications. These operations include the Olympic Dam copper/uranium businesses in South Australia, the Phosphate Hill fertilizer operation in Queensland and the Western Australian nickel operations.

The High Court decisions and the NTA described above may have provided some conceptual guidance on the issue of native title and we believe that under these decisions and legislation our economic interests in existing mining leases and tenements will generally be upheld if challenged. However, our existing assets and operations would be affected by any native title claim that is ultimately determined in a manner that is contrary to our interests.

Other Financial Information

Export Sales

A significant proportion of our sales are to markets outside of Australia as shown in the revenue analysis below:

Australia – 21%

Europe – 30%

Japan – 12%

North America – 10%

Taiwan – 4%

Other – 23%

Dividends

Our Board determines whether there will be a payment of dividends or implementation of other capital management initiatives after taking into consideration a number of factors, including our financial results, ongoing capital expenditure requirements, future cash requirements, general business conditions, taxation considerations (including the level of franking credits available), and any contractual, legal or regulatory restrictions on our ability to pay dividends, and any other factors our Board may consider relevant. Any dividends we pay are paid in Australian dollars.

We paid no dividend in respect of the year ending December 31, 2002. For the year ending December 31, 2003, our Board expects that, if a dividend distribution is to be made by us, it will be modest. Dividend distributions by us for 2003 and beyond will be determined by our Board after taking into account various factors, including those outlined above.

FINANCIAL INFORMATION

We will not be in a position to pay franked dividends (which are dividends effectively paid out of profits which have borne Australian corporate tax) until our eligible carried-forward tax losses are utilized and we pay Australian tax on our profits. The Australian Federal Government’s proposed tax consolidation regime, amongst other things, is expected to affect the rate at which our carried-forward tax losses may be utilized, as described below. Under the consolidation regime, we may elect to consolidate our corporate group at any date following the demerger. We expect that all of our wholly owned subsidiaries will elect to form a consolidated group with effect from January 1, 2004 resulting in us and our wholly owned subsidiaries being treated as one single income tax entity from that date.

We expect that, during the period following the demerger and up to our consolidations, we will not pay Australian income tax and, therefore, will not have sufficient franking credits available to pay fully franked dividends to our shareholders.

The proposed consolidation rules are likely to reduce the rate at which carried-forward tax losses incurred prior to the date of consolidation may be utilized after consolidation. Despite this, our profits earned after consolidating the group may remain sheltered to some extent by the utilization of tax losses from pre-consolidation years when combined with any current year tax incurred by us.

The extent to which our profits will be sheltered by tax losses and, therefore, the extent to which we will be able to pay franked dividends, will ultimately depend on our profitability. Based on our historical results, it is currently believed that we may not pay income tax in the short term. Accordingly, we anticipate that over this period we may not have sufficient franking credits available to pay fully franked dividends to our shareholders.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2002 totalled A$195.2 million compared to A$230.8 million for the year ended December 31, 2001. The principal components were:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	A$ million	A$ million	A$ million
Loss/(Gain) on revaluation of foreign currency assets & liabilities	14.9	20.7	(2.5)
Interest (received) / (receivable)	(103.5)	(154.3)	(152.3)
Interest paid / payable	152.2	295.2	300.4
Corporate expenditure	131.6	69.2	43.4

Net interest credited to profit was A$48.7 million for the year ended December 31, 2002 compared to a charge of A$140.9 million for the year ended December 31, 2001, reflecting the decrease in borrowings, and the recognition of the gain on the close out of interest rate swaps. Corporate expenditure included A$11.5 million of redundancy costs associated with the restructuring of our service functions in the year ended December 31, 2001.

B.	Significant Changes

No significant changes have occurred since the date of our audited Consolidated Financial Statements.

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Prices

•	The following table sets forth, for the periods indicated, the highest and lowest closing sale prices of our fully paid ordinary shares based upon information provided by the ASX and the highest and lowest bid prices for our American Depository Shares (ADSs) based on information provided by the NYSE. In the United States, ADSs evidenced by American Depository Receipts (ADRs) represent our fully paid ordinary shares. Each ADR represents four of our fully paid ordinary shares.

	Ordinary Shares		American Depository Shares
Period	A$ High	A$ Low	US$ High	US$ Low
Quarter ended March 31, 2003	4.41	3.59	10.20	8.50
Month ended March 31, 2003	4.02	3.59	9.65	8.50
Month ended February 28, 2003	3.97	3.70	9.52	8.65
Month ended January 31, 2003	4.41	3.93	10.20	9.20
Month ended December 31, 2002	4.36	3.69	9.90	8.25

•	The closing price of our fully paid ordinary shares on December 4, 2002 was A$3.80, on December 31, 2002 was A$4.22 and on April 16, 2003 was A$4.03. The closing price of our ADRs on December 4, 2002 was US$8.25, on December 31, 2002 was US$9.25 and on April 16, 2003 was US$9.60.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares

All of our fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for our ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems (“SEATS”). Our fully paid ordinary shares are also listed on the New York Stock Exchange (“NYSE”) (traded as American Depositary Receipts).

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent our fully paid ordinary shares. Each ADR represents four of our fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated December 3, 2002, between us and The Bank of New York, as Depositary. On December 4, 2002, trading of our ADSs commenced on the NYSE under the symbol “WMC”.

THE OFFER AND LISTING

As at March 31, 2002, 486,007 of our fully paid ordinary shares were registered in the name of 308 residents of the United States and represented approximately 0.04% of the total number of our fully paid ordinary shares issued and outstanding. As at March 31, 2002, 1,515,817 of our ADRs were outstanding (representing 6,063,268 of our fully paid ordinary shares) and were registered in the name of 348 residents of the United States and represented approximately 0.54% of the total number of fully paid ordinary shares issued and outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Constitution

Our corporate organization and conduct is governed by our constitution (the “Constitution”). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects and Purposes

We are taken to be registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and are registered with Australian Business Number 76 004 184 598.

The Constitution was adopted on October 17, 2002. The Constitution does not specify our objects and purposes. Rather, under section 124 of the Corporations Act, we have the legal capacity and powers of an individual person.

Directors’ Powers and Qualifications

(a)	No director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a personal material interest. Subject to the Corporations Act, this prohibition can be relaxed or suspended by an ordinary resolution passed in general meeting (rule 85(b)).

(b)	Directors’ remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved by shareholders in general meeting (rule 82).

(c)	In addition, every director is entitled to be paid all reasonable travelling, accommodation and other expenses incurred in attending board meetings and if any director is called upon to perform extra services or provide special professional skill for any purpose of ours, the director may be paid travelling outlays and such additional sum by way of remuneration fixed by the directors (rule 83).

(d)	Directors may, from time to time, at their discretion raise or borrow any sum or sums of money for our purposes with or without security (rule 47).

(e)	The Constitution does not contain any age limit requirement on the retirement of directors. The Corporations Act (section 201C) prescribes age limit requirements, which require directors to retire at the next Annual General Meeting after reaching the age of 72.

(f)	A director does not need to own shares in us as a qualification for office (rule 80).

(g)	At each Annual General Meeting one third of the directors (or the nearest number to one third) retire from the office and are subject to re-election. In any event, a director, other than the managing director, shall retire from office at the conclusion of the third Annual General Meeting after the general meeting at which he or she was elected or re-elected.

Rights and Restrictions Attaching to Each Class of Shares

(a)	We have only one class of shares, the ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues, date for payment and the method of payment.

ADDITIONAL INFORMATION

(b)	Dividends, which have not been claimed for one year after having been declared, may be invested or otherwise made use of by the directors for our benefit until claimed or disposed of according to law (rule 125).

(c)	The voting right attached to ordinary shares is the right to vote in person, by representative, attorney or proxy in general meeting.

(d)	On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll each shareholder may exercise one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total issue price of the share at the date the poll is taken.

(e)	For the purposes of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and date determined by the directors under Corporations Regulations 7.11.37 and 7.11.38.

(f)	Dividends are only payable out of the our profits (rule 114).

(g)	In the event of a winding up, ordinary shares rank equally in the division of any surplus.

(h)	Shareholders cannot redeem ordinary shares.

(i)	The holders of fully paid ordinary shares have no further liability to us in respect of those shares. The holders of partly paid shares are liable to us once a call is made for the payment of the unpaid amount.

(j)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a partial takeover offer (see heading “Partial Takeover Approval” below).

(k)	To vary or cancel the rights attached to ordinary shares, a special resolution approving the variation or cancellation must be passed at a special meeting of the holders of ordinary shares, or by consent in writing signed by the holders of a least three-fourths of the issued ordinary shares within two calendar months from the date of such special meeting (rule 11).

General Meetings of WMC Resources

The Board may convene our general meetings to be held at such times and places and in the manner determined by the Board (rule 52). No shareholder or director may convene a general meeting unless entitled to do so under the Corporations Act.

Subject to the Corporations Act and the ASX Listing Rules, notices of a general meetings convened by the Board may be given in the form and in the manner determined by the Board (rule 54).

At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or by proxy (who need not be shareholders of ours in their own right).

The quorum for a general meeting is three members present in person, by proxy or attorney or by representative (rule 57). If within 15 minutes of the time appointed for holding the meeting a quorum is not present, the meeting, if convened by requisition, is dissolved, but in all other cases stands adjourned to the same day in the next week at the same time and place (rule 58). If at the adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the meeting is dissolved.

ADDITIONAL INFORMATION

Limitations on the Right to Own Securities

Our Constitution does not impose limitations on the right to own securities except those provisions relating to minimum holdings (known as an Unmarketable Parcel, as described below).

Unmarketable Parcel Rationalization Scheme

The Constitution contains a scheme whereby we can sell the shares of members who hold a parcel of our shares of less than A$500 value (an “Unmarketable Parcel”). The scheme sets out notice requirements that we must comply with prior to selling any shares and also includes the right of members (who hold an Unmarketable Parcel) to exempt their holdings from the scheme. The scheme can only be invoked once in any 12-month period with respect to any particular member.

Other Takeover Limitations

The rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities are subject to the Foreign Acquisitions and Takeovers Act 1975 (Cth). The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

Section 50 of the Trade Practices Act 1974 (Cth) prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

Partial Takeover Approval

In the event that there is an offer made under a “proportional takeover bid” (within the meaning given to that expression by Chapter 6 of the Corporations Act) to acquire our shares, the registration of a transfer giving effect to a contract resulting from the acceptance of the bid, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 139 of our Constitution. This resolution is to be voted on at a meeting convened and conducted by us, of the persons entitled to vote on the resolution. The resolution is taken to have been passed if the proportion that the number of votes in favor of the resolution bears to the total number of votes on the resolution is greater than one-half. The provisions with respect to Partial Takeover Approval (rule 139) cease to have effect on the third anniversary of the date of their adoption or last renewal.

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to us. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding (see section 9 of the Corporations Act) in us. The disclosure must be given to us and the ASX within the prescribed time.

Changes in Share Capital

We may by resolution passed in general meeting from time to time alter our share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act (rule 44).

Subject to the Constitution, we may reduce our share capital (rule 46) or buy back shares (rule 141) in accordance with the Corporations Act.

ADDITIONAL INFORMATION

C.	Material Contracts

Indenture (Roxby Downs (Indenture Ratification) Act of 1982)

For a description of the Indenture, see page 50.

Demerger Deed

(a) Nature of contract

In connection with the demerger, we and Alumina Limited entered into the Demerger Deed. The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with our legal and economic separation from Alumina Limited.

(b) Key terms

(i) Fundamental demerger principle

The fundamental principle of our separation from Alumina Limited is that, following the demerger, we have the entire economic benefit, risk and liabilities of all of our businesses, companies and assets as if we had owned and operated those businesses, companies and assets at all times. Alumina Limited continues to have the entire economic benefit, risk and liabilities of its companies and assets following the demerger.

(ii) Acknowledgement

Consistent with the fundamental demerger principle outlined above, we and Alumina Limited acknowledged in the Deed that once the demerger was complete, we would not have any rights against Alumina Limited, and Alumina Limited would not have any rights against us, except in specified circumstances. Neither we nor Alumina Limited has any right to make a claim for loss or damage arising directly or indirectly in relation to the demerger, our internal restructure and the operation our businesses prior to the demerger, unless expressly permitted by the Demerger Deed or any other document or agreement between the parties (such as the Transitional Services Agreement or other ongoing commercial arrangements).

(iii) Business restructure

Alumina Limited’s non-AWAC business and companies have been substantially restructured pursuant to a series of separate restructure agreements prior to the demerger so that an identifiable corporate group has come into existence comprising the companies that constitute our assets and our businesses. The Demerger Deed makes provision for:

•	the approach to be adopted by the parties to the restructure of WMC’s non-AWAC businesses and companies prior to the demerger;

•	the practical, economic and legal effect of our separation from Alumina Limited;

•	the mechanism under which we and Alumina Limited can transfer to the other group any asset or contract which a group member owns or holds after the demerger date but which at the demerger date was most directly used in the other group’s business, or was incorrectly transferred as part of the restructure of WMC Limited’s non-AWAC businesses; and

•	if any asset or share transfers required to establish our group were not completed prior to the date of execution of the Demerger Deed, the principles in accordance with which the parties are to conduct their arrangements pending each transfer, so as to ensure that, to the extent possible, each transferee gets the benefit and all risks of the asset or company being transferred as from the accounting effective date;

ADDITIONAL INFORMATION

(iv) Accounting separation

The Demerger Deed confirms that, for accounting purposes, Alumina Limited and WMC Resources will be treated as being demerged as from November 30, 2002, or on such other date as may be agreed between us and Alumina Limited, with the intention that it be the date of the closest month end preceding the effective date of the demerger;

(v) Access to records

Records held by each of us and Alumina Limited at the effective date of the demerger that relate to the other are to be maintained. Each of us and Alumina Limited must allow the other to access those records and must notify the other prior to any destruction of those records so that they can be copied or retrieved;

(vi) Financial and tax assistance

We and Alumina Limited will assist each other in relation to future and past financial and tax matters and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office of either us or Alumina Limited;

(vii) Employees and superannuation

The Demerger Deed addresses matters relating to the transfer of certain of our employees to Alumina Limited. Alumina Limited is obliged to indemnify us against all costs and expenses (including claims) relating to the transfer. We and Alumina Limited are each obliged to indemnify the other against all costs and expenses (including claims) relating to any redundancy, retrenchment or termination of a former Alumina Limited employee or employee of ours (as applicable);

In accordance with the fundamental demerger principle, each of WMC Resources and Alumina Limited are required to meet all costs relating to the provision of retirement savings or retirement income benefits and other related benefits for our employees. The Demerger Deed also requires Alumina Limited to assume responsibility for the superannuation arrangements of those employees transferring to it from us;

(viii) Use of intellectual property

The Demerger Deed sets out the general principles that determine ownership of intellectual property by us and Alumina Limited (other than trade marks and business names). The Demerger Deed also sets out the restrictions on the use of jointly-owned intellectual property;

Under the Demerger Deed, Alumina Limited is required as soon as practicable, and in any event within one month, after the demerger date to cease the use of the “WMC” name (and derivatives) and the “WMC” logo and to arrange for the change of Alumina Limited group company names including the “WMC” name (or derivatives);

(ix) Litigation management

We and Alumina Limited will assist each other in relation to the management of current and new litigation matters involving us (other than in respect of litigation between us and Alumina Limited). Each of us and Alumina Limited indemnifies the other in respect of liability or loss suffered in connection with a claim where that liability relates to the business of the other; and

(x) Insurance

We are to provide our own group business insurance and insurance for our directors and officers from the effective date of the demerger. However, we and our directors and officers will have access to the existing directors’ and officers’ insurance policy maintained by Alumina Limited for the remaining life of that policy in respect of matters which occurred on or before the effective date of the demerger.

ADDITIONAL INFORMATION

Transitional Services Agreement

(a) Nature of contract

In connection with the demerger, we and Alumina Limited entered into the Transitional Services Agreement. Under the agreement, we will provide, or will procure the provision of, certain services to the Alumina Limited group for a period of up to 6 months after the demerger date.

(b) Services

We will provide the following services to Alumina Limited and to members of the Alumina Limited group:

•	General corporate services

•	Accounting and Finance

•	IT support

•	Legal and company secretariat

•	Human resources

(c) Charges for Services

We will charge Alumina Limited a fixed fee of $360,000 for providing, or procuring the provision of, the services described above.

(d) Protection of information

The agreement imposes obligations on each of us and Alumina Limited to protect all information, records, reports and other data and other agreements or documents relating to or used in connection with the agreement.

(e) Indemnity

We must indemnify Alumina Limited against all claims and losses (as defined in the agreement) which may be made or brought against Alumina Limited or incurred or suffered by Alumina Limited as a result of our wilful misconduct (as defined in the Agreement) or the misconduct of our directors, employees, officers, agents or contractors.

WMC Resources Loan Facility

(a) Nature of contract

Prior to the demerger, WMC Limited put in place the WMC Resources Loan Facility (the “Loan Facility”) through its wholly owned subsidiary, WMC Finance Limited, for the purposes of effecting certain debt refinancing associated with the demerger. The facility is a US$1.1 billion loan note facility arranged and underwritten by Commonwealth Bank of Australia, Deutsche Bank, JP Morgan and Westpac Banking Corporation as joint lead arrangers.

We made a draw-down of the Loan Facility to repay the US debt securities repurchased in December 2002 under a tender offer for all and any outstanding US debt securities issued by WMC Finance (USA) Limited, which became our wholly owned subsidiary following the restructure prior to the demerger. We have also drawn upon the Loan Facility to fund the repayment of commercial paper and bank debt.

(b) Key terms

ADDITIONAL INFORMATION

(i) Components

The WMC Resources Loan Facility has two components:

•	a US$500 million 364-day term facility which is intended to be refinanced by a medium to long-term debt capital markets issuance; and

•	a US$600 million syndicated revolving facility with a 364-day term (which may be extended at the discretion of the lenders) and a three year tranche.

The periods above terminate on the relevant anniversary of the date of execution of the Loan Facility, which is October 29, 2003 for the term facility and November 14, 2003 for the syndicated facility.

(ii) Guarantors

The Loan Facility was initially guaranteed by us and the entities that became our principal subsidiaries upon demerger, together representing no less than 85% (by EBITDA and tangible assets) of our group, and by WMC Limited. Following the implementation of the demerger, WMC Limited (Alumina Limited, as it has been renamed) ceased to be a guarantor of the Loan Facility.

(iii) Pricing

The pricing of the Loan Facility is generally consistent with that which a BBB rated entity might obtain for a facility of this size and nature.

(iv) Undertakings

The Loan Facility contains undertakings given by us and our subsidiaries that are customary for a facility of this nature, including negative pledges and guarantees provided by us and our guaranteeing subsidiaries.

(v) Events of default

The Loan Facility contains events of default and review events that are customary for a facility of this nature.

D.	Exchange Controls

The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. We are not restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases we are required to:

(i)	withhold Australian taxes;

(ii)	obtain the Reserve Bank’s authority -

to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of:

•	the Government of Iraq, its agencies or nationals;

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and 81 named individuals associated with the former Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe;

ADDITIONAL INFORMATION

•	the Taliban or any undertaking owned or controlled, directly or indirectly, by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, al-Qaeda or other terrorists or their sponsors; or

to sell or purchase foreign currency or take or send from Australia any Australian currency where that transaction relates to:

•	property, securities or funds in Australia belonging either directly or indirectly to, or other payments to, the Government of Iraq, its agencies or nationals;

•	property, securities or funds belonging either directly or indirectly to certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and 81 named individuals associated with the former Milosevic regime;

•	property, securities or funds in Australia owned or controlled, directly or indirectly, by or otherwise relating to payments to certain ministers and senior officials of the Government of Zimbabwe; or

•	property, securities or funds owned or controlled directly or indirectly by, or otherwise relating to payments to, or for the benefit of, the Taliban, or any undertaking owned or controlled, directly or indirectly, by the Taliban or specific associated individuals, entitles, agencies associated with the Taliban, Osama bin Laden, al-Qaeda or other terrorists or their sponsors; and

(iii)	lodge a report of the transaction details.

There are no limitations, under the laws of Australia, on the right of non-residents to acquire, hold or vote our ordinary shares, except for the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Act”) and section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Act controls the rights of non-residents to hold 15% or more of the total voting powers as outstanding shares of an Australian company, but it does not affect the rights attaching to shares that are held or acquired in accordance with its provisions.

Under the Act, any acquisition or issue of shares (including the acquisition of an option to acquire shares) which would increase or alter beyond 15% in the case of any single foreign interest, or 40% in the case of more than one foreign interest, the level of foreign ownership in a corporation that carries on an Australian business is subject to review and approval by the Treasurer of the Commonwealth of Australia.

The Act permits the Treasurer to deny or refuse proposals where such proposals would be contrary to the Australian national interest.

Section 606 of the Corporations Act provides that, subject to certain exceptions, a person must not acquire a relevant interest in shares in a company if, as a result, someone’s voting power in the company increases to more than 20%, or increases from a starting point that is above 20% and below 90%. Section 606 also prohibits a person acquiring a legal or equitable interest in shares if, because of the acquisition, another person acquires a relevant interest in shares and someone’s voting power increases to more than 20%, or increases from a starting point that is above 20% and below 90%. Section 608 of the Corporations Act provides that a person has a “relevant interest” in shares if that person holds the shares, or has power or control over the voting rights attaching to them or their disposal, whether directly or indirectly.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the applicable legislation and to our Constitution. A copy of our current Constitution has been previously filed with the SEC as Exhibit 1 to our registration statement on Form 20-F, filed on December 2, 2002 (File No. 1-31554).

E.	Taxation

The following is a summary of the principal Australian and United States federal income tax consequences to United States holders (as defined below) of the ownership of ADSs or Ordinary Shares and is based on the laws in force as at the date of this Annual Report. Holders are advised to consult their own tax advisers concerning the overall tax

ADDITIONAL INFORMATION

consequences of the acquisition, ownership and disposition of ADSs or Ordinary Shares in their particular circumstances. This discussion relies in part on representations by the Depositary in the Deposit Agreement and related documents.

Commonwealth of Australia Taxation

With effect from July 1, 2002, Australia introduced a new dividend imputation system relating to company tax. The main legislative changes to effect the new dividend imputation system were enacted on June 29, 2002. The changes introduced to date are the main changes, however, the full impact of the new dividend imputation system can only be determined after all instalments of the proposed changes are enacted.

Broadly, the new dividend imputation system rewrites the old dividend system. It is intended to produce a similar tax outcome as the old system with some noted differences. The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits which have borne Australian corporate tax (i.e., to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount. Notices are provided to shareholders which specify the amount (if any) of dividend withholding tax deducted.

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares “at risk” is currently 45 days, but the Australian Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests which satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADSs and Ordinary Shares are likely to be classified as equity on the basis that the return is contingent on our performance or at our discretion. These rules apply July 1, 2001.

Under the provisions of the current Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%. However, where the recipient’s shareholding is effectively connected with a permanent establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules. Australia and the United States have recently agreed to reduce the withholding tax rate to 5% for holders of more than 10% of the shares in a company and 0% for holders of 80% or more of the shares in a company. In all other cases the 15% rate limit will continue to apply. These changes will not take effect until July 1, 2003 (at the earliest) pending enactment of the changes.

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ADSs or ordinary shares as capital assets, may be liable for Australian capital gains tax (“CGT”) on the disposal of our ADSs or ordinary shares.

In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts, certain superannuation funds and shareholders of certain listed investment companies. For ADSs or ordinary shares acquired after September 21, 1999 and held for at least 12 months, individuals and trusts will pay tax on half of the gain (calculated in nominal terms or two-thirds of the gain for certain superannuation funds) after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ADSs or ordinary shares acquired before that time and held for at least 12 months, individuals, trusts and certain superannuation funds may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the

ADDITIONAL INFORMATION

gain with the gain being calculated on the basis of the cost of the ADSs or shares being indexed for inflation up to September 30, 1999. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ADSs and Ordinary Shares as at September 30, 1999, and abolishes such indexation for ADSs and ordinary shares acquired after September 21, 1999.

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADSs or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

(a)	if the person (together with associates, if any) owns or owned ADSs and/or ordinary shares at any time during the period of five years preceding the disposal, representing 10% or more of our issued share capital (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital). However, in these circumstances there may be relief from Australian tax for residents of the United States under the Treaty; or

(b)	if the ADSs or ordinary shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

Different rules will apply to persons and corporations which are not residents of the United States.

Australia does not impose gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Neither the issue or transfer of an ADS or our ordinary shares or the payment of a dividend will give rise to a liability to goods and services tax in Australia.

Australian Stamp Duty

No Australian stamp duty will be payable on the issue or transfer of an ADS or the transfer of our ordinary shares.

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning ordinary shares or ADSs. The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, it applies to you only if you hold your ordinary shares or ADSs as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not apply to you if you are not a U.S. person, as defined below, or if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that actually or constructively owns 10% or more of the voting stock of WMC Resources; or

•	a person whose “functional currency” is not the United States dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

ADDITIONAL INFORMATION

You are a United States person if you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion an “eligible U.S. holder” is a U.S. person that:

•	is a resident of the United States for purposes of the Treaty;

•	does not maintain, for purposes of the Treaty, a permanent establishment or fixed base in Australia to which ordinary shares or ADSs are attributable and through which the U.S. person carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

•	is otherwise eligible for benefits under the Treaty with respect to income or gain from ordinary shares or ADSs.

The tax consequences to you of the ownership of ordinary shares or ADSs will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which you may be subject. In particular you should confirm your status as an eligible US holder with your advisors and should discuss any possible consequence of failing to qualify as an eligible U.S. holder.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to United States federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to ordinary shares or ADSs will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the ordinary shares or ADSs to the extent of the tax basis, and any remaining amount will be treated as capital gain. If you are a corporation, you generally will not be entitled to claim a dividends received deduction with respect to distributions paid with respect to your ordinary shares or ADSs.

The amount of the dividend distribution that you must include in your income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends paid to eligible U.S. holders with respect to our stock and that are unfranked or partially unfranked are subject to Australian withholding tax at a maximum rate of 15% with respect to the unfranked portion of the dividend payment. Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia generally will be creditable against your United States federal income tax liability.

ADDITIONAL INFORMATION

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of ordinary shares or ADSs will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs surrendered. The gain or loss will be long-term capital gain or loss if your holding period for the ordinary shares or ADSs is more than one year. A noncorporate U.S. person is generally taxed at a maximum rate of 20% on long-term capital gain. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that it is more likely than not that ordinary shares or ADSs will not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as us that is primarily engaged in the active business of mining and processing metals is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

ADDITIONAL INFORMATION

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

If you own ordinary shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

ADDITIONAL INFORMATION

I.  Subsidiary Information

All controlled entities are wholly owned by us, unless otherwise indicated. Our significant subsidiaries are described in Item 4C—“Key Information—Organizational Structure”. The following is a list of all entities controlled by us at December 31, 2002:

Controlled Entities	Notes	Place of Incorporation
141 Union Company	B,a	Delaware, USA
Adwest Limited Partnership	c,j
Agnew Mining Company Pty. Ltd.	C	WA, Australia
Carson Hill Gold Mining Corporation	B,a	Nevada USA
Great Boulder Mines Pty Ltd	C	VIC, Australia
Hi-Fert Distributors Pty. Ltd.	C	SA, Australia
Hi-Fert Pty. Ltd.	D	SA, Australia
Minera WMC Chile Exploration Ltda		Chile
Mineracao Alfenus Limitada (owned 100%)	B	Brazil
Mineracao Ituverava Limitada (owned 100%)	B	Brazil
Mineracao Jenipapo S.A. (owned 100%)		Brazil
Mineracao Wesminas Limitada (owned 100%)	B	Brazil
Olympic Dam Marketing Pty. Ltd.	C	SA, Australia
PT WMC Services	f	Indonesia
Q.S. Mineracao Ltda (owned 100%)		Brazil
Three Springs Talc Pty. Limited		VIC, Australia
Wesminco Oil Pty. Ltd.		VIC, Australia
Western Exploration Pty. Ltd.	C	VIC, Australia
Western Hog Ranch Company	B,a	Nevada USA
Western Mining Corporation Pty Ltd	C	VIC, Australia
Western Mining Mongolia XXK	b	Mongolia
Western Venture Inc.	B,a	Delaware, USA
Westmin Talc (U.K.) Limited	a	UK
Westmin Talc Pty Ltd		VIC, Australia
Westminer Insurance Pte. Ltd.	A	Singapore
WMC (Argentina) Inc.	B	Delaware, USA
WMC (China) Pty Limited	C	VIC, Australia
WMC (Kunming) Pty Limited	C	VIC, Australia
WMC (Liberia) Limited		Hong Kong
WMC (Mineral Sands) Limited		Jersey
WMC (Olympic Dam Corporation) Pty. Ltd.	D	SA, Australia
WMC (Olympic Dam Operations) Pty. Ltd.	D	VIC, Australia
WMC (Overseas) Pty. Limited	C	VIC, Australia
WMC (Peru) Inc.	B,d	Delaware, USA
WMC (Uzbekistan) Ltd.		Jersey
WMC (Yunnan) Pty Limited	C	VIC, Australia
WMC (Zarmitan) Ltd.		Jersey
WMC Automation Pty Ltd	C	WA, Australia
WMC Chile S.A.	d	Chile
WMC Corporate Services Inc.	B,d	Delaware, USA

ADDITIONAL INFORMATION

Controlled Entities	Notes	Place of Incorporation
WMC Exploration Corporation	f	Philippines
WMC Exploration Inc.	B	Delaware, USA
WMC Fertilizers Pty Ltd	D	VIC, Australia
WMC Finance (USA) Limited		VIC, Australia
WMC Finance Limited		ACT, Australia
WMC Holdings Pty. Ltd.	C	VIC, Australia
WMC Innovation Pty. Ltd.	C	VIC, Australia
WMC International Holdings Ltd.	B,d	Canada
WMC International Limited	B,a	Canada
WMC Kazakstan Ltd.		Jersey
WMC Mineracao Limitada (owned 100%)	d	Brazil
WMC N.C. SAS	g	New Caledonia
WMC Nickel Sales Corporation Limited	B	UK
WMC Petroleum (Malaysia) Snd. Bhd.(in liquidation)	A	Malaysia
WMC Resources Exploration Pty. Ltd.	h	VIC, Australia
WMC Resources International Pty. Ltd.	D	VIC, Australia
WMC Securities Pty Ltd		WA, Australia
WMC Services Pty. Limited	C	ACT, Australia
WMC Superannuation Fund Pty Ltd (owned 50%)		VIC, Australia
WMC Xinjiang Mineral Industry Services Company	i	China
Yakabindie Nickel Pty. Limited	D,e	NSW, Australia
Yeelirrie Development Company Pty. Ltd.	C	WA, Australia
Yeelirrie Management Services Pty. Ltd.	C	WA, Australia
Yeelirrie Pastoral Station Partnership

These controlled entities:

A)	have not been required to prepare audited accounts as they are in voluntary liquidation;

B)	have not prepared audited accounts either as they are non-operating or audited accounts are not required in their country of incorporation;

C)	as small proprietary corporations, are not required to prepare financial reports. All information contained in the consolidated financial statements with respect to the entities noted as A, B or C was audited;

D)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. These companies with WMC Resources Ltd are all members of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee that has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee.

(a)	have been translated as a self-sustaining entity.

(b)	this company was incorporated in Mongolia on 2 July 2002.

(c)	although not a company, it is included as a controlled entity in compliance with AASB 1024 “Consolidated Accounts”.

(d)	this company has been translated as an integrated entity.

(e)	Yakabindie Nickel Pty Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mount Keith, was acquired by the purchase method on January 25, 2001. Its purchase consideration was A$40 million, A$25 million of which was paid at the time of the acquisition with the remaining A$15 million due upon gaining approval to mine the property. The results of its operations since 25 January, 2001 have been incorporated into WMC Resources. There is no goodwill arising on acquisition. No pro forma revenue has been disclosed as it is immaterial. It was converted from a public company to a proprietary company on 8 February 2002.

(f)	this company is in the process of being liquidated.

(g)	this company was incorporated in New Caledonia on 3 January 2001.

(h)	this company was incorporated in Victoria on 31 October 2002.

(i)	this company was incorporated in China on 30 August 2001.

(j)	WMC Resources Ltd’s interest in this partnership is currently held via Western Venture Inc.

(k)	WMC Resources has a 40% ownership in Agnew Pastoral Company Pty. Ltd. and Weebo Pastoral Company Pty. Ltd. which are accounted for as incorporated partnerships.

(l)	WMC Resources has a 80% ownership in Yunnan Hua Ao Nickel Exploration and Mining Co. Ltd and Yunnan Xin Ao Nickel Exploration and Mining Co. Ltd which are equity accounted.

J.	Enforcement of Civil Liabilities

We are a corporation organized under the laws of the Commonwealth of Australia. All of our directors and officers reside outside the United States, principally in Australia. A substantial portion of our assets, and the assets of our directors and officers, are located outside the United States. Therefore, you may not be able to affect service of process within the United States upon us or our officers and directors so that you may enforce judgments of United States courts against as and them based on the civil liability provisions of the United States federal securities laws. In addition, you may have difficulty bringing an original action in an Australian court to enforce liabilities against us or any of our officers and directors based on U.S. federal securities laws.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information about Market Risk

Price Risk Management Policy

Our Price Risk Management policy provides the framework for the management of price exposures and is established by our Board. The policy details our approach to managing price exposures and delineates hedging limits and delegated management authorities. Management of exposures is delegated to the Risk Management Committee within parameters set by our Board. The Risk Management Committee is chaired by the chief executive officer and comprises the chief financial officer and several senior executives. The Risk Management Committee is responsible for strategic hedging decisions and ensuring that these are implemented.

Our Treasury group acts under the authorization of the Risk Management Committee in implementing strategic hedging decisions. In addition, our Treasury group is authorized to manage hedges held against underlying financial or commodity exposures arising from our business operations. The Risk Management Committee members receive a weekly hedge position report as well as a detailed risk management report prior to the Committee’s monthly meetings.

Due to changes to the scale, diversity and competitiveness of our operations, we revised our Risk Management Policy during 1999 to limit hedging activity to securing acceptable rates of return for new projects. Previously existing hedging contracts will remain in place, but we will not replace or renew them.

We bring to account hedging gains or losses, together with the cost of contracts when the designated sale occurs. We enter into Price Risk Management transactions with domestic and international banks and financial institutions which the Board of Directors has approved.

Commodity Hedging Policy

Commodity price risk relates to our exposure to changes in the commodity prices. Our revenue streams are significantly derived from the sale of commodity production and the amount of revenue will fluctuate with the moving commodity prices. Consistent with the Price Risk Management policy, we may seek to reduce our exposure to commodity price movements by entering into commodity hedging contracts for a proportion of our production. When looked at in isolation, hedging transactions could result in costs to us if:

(a)	the commodity price at the date of maturity of the hedge contract is greater than the hedged price (either due to the requirement to expend cash to financially settle hedge contracts, or via the receipt of a hedge contract price lower that the prevailing spot price at contract maturity); or

(b)	a counterparty were to default and the commodity price at the date of default is less than the hedged price.

In the case of (a), the hedging loss will be offset by a higher revenue stream from the higher commodity price relative to the prevailing prices at the date of conception of the hedge, although the net revenue we would receive would be less than we would otherwise had received had the hedge transaction not been in place.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A table showing the movement in the selling price of nickel, gold, fertilizer and copper over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Nickel London Metal Exchange US$/lb	Gold London Gold Market US$/oz	Fertilizer US Gulf Price US$/tonne	Copper London Metal Exchange US$/lb
December 31, 1998 First Quarter Second Quarter Third Quarter Fourth Quarter	2.46 2.24 1.81 1.80	294 300 257 294	194 205 209 205	0.77 0.78 0.73 0.70

December 31, 1999 First Quarter Second Quarter Third Quarter Fourth Quarter	2.11 2.37 2.89 3.53	287 274 259 296	199 190 174 153	0.64 0.66 0.76 0.79

December 31, 2000 First Quarter Second Quarter Third Quarter Fourth Quarter	4.29 4.26 3.75 3.38	291 280 277 269	148 145 164 158	0.81 0.79 0.85 0.84

December 31, 2001 First Quarter Second Quarter Third Quarter Fourth Quarter	2.97 3.04 2.51 2.29	259 268 276 279	162 142 138 147	0.79 0.75 0.67 0.64

December 31, 2002 First Quarter Second Quarter Third Quarter Fourth Quarter	2.80 3.15 3.11 3.22	291 313 314 323	152 313 168 153	0.70 0.73 0.69 0.70

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Hedging Policy

Foreign currency risk relates to our exposure to changes in exchange rates. Our revenue streams are significantly derived from the sale of our commodity production in US dollars and the amount of Australian dollar revenue we will receive fluctuates with the moving A$/US$ exchange rate. Consistent with approved Board policy, we may seek to reduce our exposure to exchange rate movements by entering into foreign exchange hedging contracts for a proportion of our outstanding receivables with a view to reducing the effects of adverse currency rate fluctuations. When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars, they could result in losses if:

(a)	the A$ weakens against the US$ between contract inception and maturity; or

(b)	a counterparty were to default and the A$ has strengthened against the US$ between contract inception and maturity.

In the case of (a), the hedging loss will be offset by a higher Australian dollar revenue stream from the lower A$/US$ exchange rate, although the net revenue we would receive would be less than we would otherwise have received had the hedge transaction not been in place.

Summary Hedging Results

Hedging results for 2002, 2001 and 2000 were:

A$ million profit / (loss)

	Year ended December 31,
Hedging Results	2002	2001	2000
Currency – AUD/USD	(108.2)	(328.1)	(253.0)
Gold	(5.1)	64.1	91.9
Copper	—	—	(10.3)
Nickel	—	2.0	(96.5)

Total	(113.3)	(262.0)	(267.9)

These gains and losses have been allocated to the revenue and profits of individual business units.

The following information is provided in compliance with Financial Reporting Release No. 48. We have elected to disclose information in the “Tabular Presentation” set down in s305(a)(I)(i).

Commodity Hedging

(A)	Trading Purposes

Nil.

(B)	Non-trading (Hedging Purposes)

As at December 31, 2002:

(1)	Gold

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have 615,228 ounces of gold relating to production from Olympic Dam (December 2001: 720,000 ounces) hedged at an average gold price of A$621 per ounce (December 2001: A$586 per ounce) with maturities extending to 2010 as follows:

	Forward sale of Gold
Maturity	Amount of ounces	Rate A$/ounce	Fair Value A$m
2003	85,028	547	(20.5)
2004	80,000	559	(14.9)
2005	80,000	579	(17.4)
2006	78,300	618	(6.5)
2007	80,160	641	(3.7)
2008-2010	211,740	684	(9.6)

For comparison, we had the following gold hedge positions in place at December 31, 2001:

	Forward sale of Gold
Maturity	Amount of ounces	Rate A$/ounce	Fair Value A$m
2002	83,000	525	(1.4)
2003	80,000	542	(1.3)
2004	80,000	561	(1.3)
2005	80,000	579	(1.9)
2006	78,300	618	(0.8)
2007-2010	318,700	659	(5.7)

The above gold contracts provide us with the option to either physically or financially settle. We have no floating interest rate or gold lease rate exposure.

As these contracts are entered into for the purpose of hedging future production, we defer any unrealized gains and losses on the contracts, together with the cost of the contracts, until the underlying production occurs.

The fair value is based on the mark to market of the maturing forward contracts. This is the difference between the future expected market price as at December 31, 2002 and the original contract rate. The future expected market price is based on the forward price calculated on the spot rate and the gold contango (difference between US interest rates and the gold lease rate discounted using a zero coupon interest rate curve).

Currency Hedging

(A)	Trading Purposes

Nil

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(B)  Non-trading (Hedging Purposes)

As at December 31, 2002, we have US$1,640.5 million (December 2001: US$2,104.3 million) hedged at an average rate of A$/US$0.6614 (December 2001: 0.6570) at maturities extending to 2008 using a combination of forward contracts and options as detailed in the table below:

	Forward sale of US$			Bought Put Options			Written Call Options
Maturity	Amount US$m	Rate A$/US$	Fair Value A$m	Amount US$m	Strike rate A$/US$	Fair Value A$m	Amount US$m	Strike rate A$/US$	Fair Value A$m
2003	195.6	0.6821	(81.8)	62.5	0.6479	0.2	62.5	0.6479	(15.5)
2004	228.4	0.6753	(95.1)	72.5	0.6402	0.8	72.5	0.6402	(19.8)
2005	228.3	0.6887	(112.0)	77.5	0.6430	1.4	77.5	0.6430	(23.1)
2006	155.6	0.6828	(83.0)	72.5	0.6402	1.9	72.5	0.6402	(21.6)
2007	174.6	0.6729	(83.5)	77.5	0.6430	2.6	77.5	0.6430	(23.4)
2008	178.5	0.6500	(74.4)	117.0	0.5913	8.1	117.0	0.5913	(25.9)

For comparison, we had the following foreign currency hedge positions in place at December 31, 2001:

	Forward sale of US$			Bought Put Options			Written Call Options
Maturity	Amount US$m	Rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m
2002	211.5	0.6854	(128.0)	252.3	0.5875	1.7	82.5	0.6571	(36.6)
2003	175.6	0.6855	(106.7)	82.5	0.6571	0.4	82.5	0.6571	(37.0)
2004	208.4	0.6817	(117.4)	92.5	0.6500	1.1	92.5	0.6500	(38.9)
2005	213.3	0.6870	(125.6)	92.5	0.6500	1.6	92.5	0.6500	(37.1)
2006	135.6	0.6809	(79.9)	92.5	0.6500	2.1	92.5	0.6500	(35.2)
2007-2010	338.1	0.6595	(164.6)	209.5	0.6173	8.5	209.5	0.6173	(64.8)

The fair value is based on the differential US and Australian interest rate curves discounted using the zero coupon interest rate curve.

Interest Rate Hedging

Interest rate risk refers to our exposure to movements in interest rates. We are primarily exposed to interest rate risk on our outstanding interest bearing liabilities. As interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Interest rate swaps and cross currency swaps allow us to manage our interest rate risk.

In October and November 2002 we put in place, through our wholly owned subsidiary, WMC Finance Limited, loan facilities totaling US$1.1 billion to repay our debt guaranteed by WMC Limited and to provide ongoing liquidity post demerger. The loan facilities, which are guaranteed by us and our major subsidiaries, are underwritten by JPMorgan, Deutsche Bank, Westpac Banking Corporation and Commonwealth Bank of Australia.

The loan facilities have two components:

•	a US$500 million 364-day term facility (which may be extended at the discretion of the lenders) which is intended to be refinanced by a medium- to long-term debt capital markets issuance after the demerger is implemented; and

•	a US$600 million syndicated facility with 364-day and 3-year tranches.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The periods above terminate on the relevant anniversary of the date of the loan facility which are October 29, 2003 for the term facility and November 14, 2003 for the syndicated facility.

Interest rate risk

As at December 31, 2002 we had the following debt:

Maturing in:
	2003	2004	2005	2006	2007	2008 onwards
A$m debt (floating)
Bank loans - face value - fair value	1,252.4 1,252.4	361.1 361.1	— —	— —	— —	— —

A$ million equivalent of US$ debt (fixed)

Yankee Bonds - face value - fair value	35.2 35.2	— —	— —	1.4 1.5	— —	7.4 7.5

Total - face value - fair value	1,287.6 1,287.6	361.1 361.1	— —	1.4 1.5	— —	7.4 7.5

Included in the debt noted above is the following A$ debt which has been swapped to US$. The terms of the cross currency swaps are provided on page 113.

	Maturing in:
	2003		2004	2005	2006	2007	2008 onwards
Bank loans A$855m	US$	480m	—	—	—	—	—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2001

Maturing in:
		2002	2003	2004	2005	2006	2007 onwards
A$m debt (floating)
Promissory Notes	- face value - fair value	240 240	— —	— —	— —	— —	— —
Medium Term Bilaterals	- face value - fair value	250 250	— —	— —	— —	— —	— —
Bank loans	- face value - fair value	117.3 201.9	— —	— —	— —	— —	50 65.5

A$m equivalent of US$ debt (fixed)
Yankee Bonds	- face value - fair value	— —	488.9 507.1	— —	— —	391.1 402.7	684.4 672.6

Total	- face value - fair value	607.3 691.9	488.9 507.1	— —	— —	391.1 402.7	734.4 738.1

Included in the debt noted above is the following A$ debt which has been swapped to US$. The terms of the cross currency swaps are provided in the next section, entitled “—Interest rate and cross currency swaps”.

	Maturing in:
	2002		2003	2004	2005	2006	2007 onwards
Medium-Term Bilaterals A$330m	US$	212.0m	—	—	—	—
Bank loans A$50m		—	—	—	—	—	US$	33.5m

We are exposed to interest rate risk on our outstanding interest bearing liabilities and investments. Interest rate swaps and cross currency swaps allow us to manage our interest rate risk.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate and cross currency swaps

As at December 31, 2002, we had entered into a forward interest rate agreement against the 10-year US Treasury rate. US$500 million of cover was obtained, at an interest rate of 4.4225% expiring in 2003. The fair value of this contract at December 31, 2002 was A$34.4 million.

For comparison, the group had entered into the following interest rate hedging contracts at December 31, 2001:

Notional AUD principal A$m	Interest swapped	Interest rate		Maturity	Fair value A$m
		Fixed	Float(1)
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5

200.0

Notional US principal US$m	Interest swapped	Interest rate		Maturity	Fair value A$m
		Fixed	Float
25.0	Floating for fixed	7.02	2.01	15/11/2003	(3.9)
25.0	Floating for fixed	7.10	2.01	15/11/2013	(6.0)

50.0
25.0	Fixed for floating	6.50	1.36	15/11/2003	3.6
50.0	Fixed for floating	6.50	0.93	15/11/2003	8.2
25.0	Fixed for floating	6.75	1.93	1/12/2006	4.4
25.0	Fixed for floating	6.75	1.91	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.84	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.83	1/12/2006	4.3
25.0	Fixed for floating	7.55	1.97	15/11/2013	8.2
50.0	Fixed for floating	7.25	1.94	15/11/2013	13.8
40.0	Fixed for floating	7.25	1.80	15/11/2013	12.5
50.0	Fixed for floating	7.35	2.77	1/12/2026	7.5
25.0	Fixed for floating	7.35	2.76	1/12/2026	3.7
25.0	Fixed for floating	7.35	2.80	1/12/2026	3.6
50.0	Fixed for floating	7.35	3.15	2/12/2026	2.5

440.0

(1) This is the floating rate applicable to the swap at balance date and is set using the 3 months US$ LIBOR floating base rate plus a margin.

As at December 31, 2002, we had entered into a cross currency swap, swapping A$855 million into US$ denominated debt of US$480 million as follows:

A$m Debt	US$m equivalent	Interest Rate		Maturity	Fair Value A$m
		A$ Debt	US$ Debt
427.5	240	5.56	2.14	10/1/2003	5.2
427.5	240	5.56	2.15	10/1/2003	5.2

855.0	480				10.4

Fair value of these cross currency swaps is based on the spot rate as at December 31, 2002. Given the short period to maturity we do not expect this to be materially different to market value.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For comparison, we had entered into the following cross currency swaps at December 31, 2001:

A$m debt	US$m equivalent	Interest Rate		Maturity	Fair value A$m
		A$ Debt	US$ Debt
50.0	30.0	5.30	4.10	2/4/2002	(8.7)
20.0	12.6	4.81	2.92	7/4/2002	(4.6)
50.0	31.4	4.81	2.91	7/4/2002	(11.5)
10.0	6.3	4.81	5.12	8/4/2002	(2.3)
200.0	131.7	4.85	2.62	8/5/2005	(57.5)
50.0	33.5	5.35	3.06	8/5/2009	(15.5)

380.0	245.5

As at December 31, 2002, we had entered into A$100 million of interest caps at 6.00% (December 2001: US$430 million at 7.14%) with maturity date of January 7, 2003. Their fair value is immaterial.

Adoption of FAS 133

We adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on January 1, 2001. In accordance with the transition provisions of FAS 133, we recorded the following net-of-tax cumulative effect adjustments in earnings as of January 1, 2001:

A$m
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

In addition, we recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of January 1, 2001.

A$m
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	29.2
Previously deferred hedging gains and losses	(647.9)

Total adjustment net of tax	(618.7)

Accounting for Derivatives and Hedging Activities

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. We also formally assess (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When we determine that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively, as discussed below.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) it is probable that the forecasted transaction will not occur; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Fair-Value Hedges

We use interest rate swaps to convert a portion of our non prepayable fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

Cash Flow Hedges

Our sales are denominated in US$. We enter into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. We enter into these contracts to protect ourselves against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

As at December 31, 2002 we recognized a net loss of A$0.2 million, representing the change in time value on certain of our forward contracts that had been excluded from the assessment of hedge effectiveness. We recorded a further net loss of A$4.3 million for the ineffective portion of certain options designated as cash flow hedges.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net gain after tax of A$94.2 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was A$128.6 million.

As of December 31, 2002, we expect to reclassify A$128.3 million of deferred net losses on derivative instruments accumulated in other comprehensive income as earnings during the next twelve months.

The maximum term over which we are hedging exposures to the variability of cash flows using derivative instruments for all forecasted transactions is seven years.

We take subsequent gains and losses on cash flow hedges to other comprehensive income and reclassify to profit and loss in the same period we recognize the hedged transaction. We continue to take gains and losses on fair value hedges to profit and loss in subsequent periods, as offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognized under Australian GAAP until the hedged transaction is recognized.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Income Statement immediately. For Australian GAAP any ineffectiveness is recognized over the term of the derivative.

Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of our group’s financial instruments are as follows:

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

	A$m
	Carrying amount as at December 31, 2002	Fair value as at December 31, 2002	Carrying amount as at December 31, 2001	Fair value as at December 31, 2001

Recognized in the Balance Sheet
Financial Assets
Cash assets	90.5	90.5	124.1	124.1
Current other financial assets	12.7	12.7	20.1	20.1
Current receivables	557.7	554.9	496.0	582.3
Non-current receivables	218.8	211.6	481.4	398.4
Non-current other financial assets	12.3	12.3	18.2	19.2
Financial Liabilities
Current payables	657.9	666.3	855.2	855.6
Bank overdrafts	—	—	0.2	0.2
Short-term interest bearing liabilities	1,287.6	1,287.6	584.1	584.1
Other current liabilities	17.0	17.0	15.1	15.1
Non-current payables	849.7	822.9	1,197.7	1,109.1
Long-term interest bearing liabilities	369.9	370.1	1,737.7	1,755.8
Other non-current liabilities	2.8	2.8	9.3	9.3
Financial Instruments
Hedging contracts:
- forward/swaps	(567.9)	(559.4)	(816.5)	(729.2)
- options	(157.4)	(157.4)	(234.7)	(221.0)

	(725.3)	(716.8)	(1,051.2)	(950.2)

We used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value.

Cash assets and current other financial assets

The carrying amount approximates fair value because of the short maturity of these instruments.

Non-current other financial assets

We carry the other investments at cost. We valued shares quoted on a prescribed stock exchange at the quoted market value at balance date.

Debtors and creditors

We have calculated the fair value of debtors and creditors relating to hedging contracts on a mark-to-market basis using forward prices. Other current debtors and creditors mainly represent financial obligations we incurred in exchange for goods and services provided and received by us in the normal course of our operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, we estimate their carrying values to equal their fair values.

Short- and long-term debt

We consider the carrying value of short-term debt and bank overdrafts to approximate the fair value due to the short maturity of the debt. Long-term debt comprises of bank loans and Yankee Bonds issues. We consider the carrying value of the long-term debt to approximate the fair value, with the exception of the Yankee Bond issue, the fair value of which was determined on a mark-to-market basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency and commodity hedging contracts

We base the carrying amounts for commodity and foreign currency hedging contracts on the revaluation of open contracts at December 31, 2002 against spot rates at that date. The fair value we disclose represents the same contracts on a mark-to-market basis using forward rates and prices.

Other Disclosures

Further disclosures relating to financial instruments are included in Notes 28 and 36 to our Consolidated Financial Statements.

Contribution of Hedging to results for 2002 year

Commodity hedging contributed a loss of A$5.1 million to our operating results. The total currency loss for the year ended December 31, 2002 was A$108.2 million. The currency losses were attributable to forward contracts, implemented in prior periods and maturing in the year ended December 31, 2002, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 2001 year

Commodity hedging contributed a gain of A$66.1 million to our operating results. The total currency loss for the 12 months ended December 31, 2001 was A$328.1 million. The currency losses were attributable to forward contracts, implemented in prior periods and maturing in 2001, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 2000 year

Commodity hedging contributed a loss of A$14.9 million to our operating results. The total currency loss for the 12 months was A$253.0 million. This was due to forward contracts implemented in prior periods and maturing in 2000, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 1999 year

Commodity hedging contributed a gain of A$62.8 million to our operating results. The total currency loss for the 12 months was A$19.8 million. This was due to forward contracts implemented in prior periods and maturing in 1999, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 1998 year

Commodity hedging contributed a gain of A$78.2 million to our operating results. The total currency loss for the 12 months was A$165.5 million. This was due to forward contracts implemented in prior periods and maturing in 1998, at an average rate above the HSRA rate for the period.

In our management’s opinion, we did not engage in any Price Risk Management transactions of a speculative nature during 2001, 2000, 1999, July 1, 1997 to December 31, 1998, and 1996-97.

Qualitative Information About Market Risk

We have included Qualitative information on price risk management, and commodity and currency hedging in the discussion above in Item 11 “Quantitative Information on Price Risk Management”. We discuss qualitative information on treasury management and exchange rate and interest rate risk in Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this annual report. Based on that review and evaluation, the chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in providing them with all material information required to be disclosed in this annual report on a timely basis.

In designing and evaluating our disclosure controls and procedures, our management, including our chief executive officer and chief financial officer, recognized that even well designed, implemented and monitored disclosure controls and procedures can provide only a level of assurance of achieving the desired control objectives. As all control systems have inherent limitations, no evaluation of our controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been detected.

Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, have reviewed whether or not there have been significant changes in internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their most recent evaluation. Based on that review, our Chief Executive Officer and Chief Financial Officer have concluded that there have been no such significant changes.

ITEM 16.	[RESERVED]

Reserved for future use by the SEC.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as we comply with Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

Consolidated Financial Statements as of and for the year ended December 31, 2002.

The attached financial statements and financial statement schedules, pages F-1 to F-90, with a full index on page F-3, together with the Reports of Independent Accountants thereon, are filed as part of this annual report.

Report of Independent Accountants	F-2
Consolidated Balance Sheets	F-5
Consolidated Statements of Income, Comprehensive Income & Members’ Equity	F-4
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-9

Unaudited Proforma Consolidated Financial statements.

The attached proforma consolidated financial statements and statement schedules, pages P-1 to P-8, with a full index on page P-2, are filed as part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of WMC Resources, dated October 17, 2002 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

Exhibit 4 – Material contracts

A.	Roxby Downs (Indenture Ratification) Act of 1982, came into operation on June 21, 1982 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

B.	Transitional Services Agreement between WMC Resources and Alumina Limited (formerly WMC Limited), dated on or about December 11, 2002.

C.	Demerger Deed between WMC Resources and Alumina Limited (formerly WMC Limited), dated March 5, 2003.

D.	Subscription Agreement (Term Loan Facility) dated October 29, 2002 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

E.	Subscription Agreement (Syndicated Revolving Facility) dated November 14, 2002 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

F.	Letter of Offer and Contract of Employment between WMC Limited and Bruce R. Brook, dated January 18, 2002.

G.	Letter of Offer and Contract of Employment between WMC Limited and Andrew G. Michelmore, dated August 19, 2002.

H.	WMC Resources Executive Share Plan, dated November 28, 2002.

Exhibit 8 – Significant Subsidiaries

WMC RESOURCES LTD

(Australian Business Number 76 004 184 598)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2002

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

WMC Resources Ltd

We have audited the accompanying consolidated statements of financial position of WMC Resources Ltd and its controlled entities, a carved-out business of WMC Limited (as described in Note 1 to the consolidated financial statements), as of 31 December 2002 and 2001, and the related consolidated statements of financial performance, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WMC Resources Ltd and its controlled entities at 31 December 2002 and 2001 and the results of their operations and cash flows for the years ended 31 December 2002, 2001 and 2000, in conformity with accounting principles generally accepted in Australia and the basis of accounting described in Note 1(a).

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position as of 31 December 2002 and 2001 and the determination of consolidated results of operations for the years ended 31 December 2002, 2001 and 2000, to the extent summarised in Note 45 to the consolidated financial statements.

/S/ PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers	Melbourne, Australia
Chartered Accountants	May 2, 2003

WMC RESOURCES LTD AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2002

CONTENTS PAGE

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE		4
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		5
CONSOLIDATED STATEMENTS OF CASH FLOWS		6
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		8
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
2.	REVENUES	20
3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX	21
4.	EXCEPTIONAL ITEMS	22
5.	INCOME TAX	24
6.	EARNINGS PER SHARE	27
7.	FINANCIAL REPORTING BY SEGMENT	29
8.	CURRENT ASSETS—CASH ASSETS	36
9.	CURRENT ASSETS—RECEIVABLES	36
10.	CURRENT ASSETS—OTHER FINANCIAL ASSETS	36
11.	CURRENT ASSETS—INVENTORIES	36
12.	CURRENT ASSETS—OTHER	37
13.	NON-CURRENT ASSETS—RECEIVABLES	37
14.	INVESTMENTS IN ASSOCIATES	38
15.	NON-CURRENT ASSETS—OTHER FINANCIAL ASSETS	38
16.	NON-CURRENT ASSETS—INVENTORIES	38
17.	NON-CURRENT ASSETS—EXPLORATION AND EVALUATION	38
18.	NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT	39
19.	NON-CURRENT ASSETS—ACQUIRED MINERAL RIGHTS	41
20.	NON-CURRENT ASSETS—DEFERRED TAX ASSETS	41
21.	NON-CURRENT ASSETS—OTHER ASSETS	42
22.	CURRENT LIABILITIES—PAYABLES	42
23.	CURRENT LIABILITIES—INTEREST BEARING LIABILITIES	42
24.	CURRENT LIABILITIES—CURRENT TAX	43
25.	CURRENT LIABILITIES—PROVISIONS	43
26.	CURRENT LIABILITIES—OTHER	44
27.	NON-CURRENT LIABILITIES—PAYABLES	44
28.	NON-CURRENT LIABILITIES—INTEREST BEARING LIABILITIES	44
29.	NON-CURRENT LIABILITIES—DEFERRED TAX LIABILITIES	46
30.	NON-CURRENT LIABILITIES—PROVISIONS	46
31.	NON-CURRENT LIABILITIES—OTHER	46
32.	CONTRIBUTED EQUITY	47
33.	MINORITY INTERESTS	51
34.	NOTES TO THE STATEMENT OF CASH FLOWS	52
35.	FINANCING FACILITIES	53
36.	FINANCIAL INSTRUMENTS	54
37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY	61
38.	CONTINGENT LIABILITIES AND GAINS	65
39.	COMMITMENTS	66
40.	SUPERANNUATION BENEFITS	68
41.	RELATED PARTY TRANSACTIONS	70
42.	REMUNERATION OF DIRECTORS	73
43.	REMUNERATION OF EXECUTIVES	74
44.	REMUNERATION OF AUDITORS	76
45.	RECONCILIATION TO US GAAP	77
46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS	88
SCHEDULE I		90

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
Continuing Operations:
Net sales revenue	2	2,487.2	2,364.1	2,666.0
Cost of goods sold		(1,840.8)	(1,878.7)	(1,672.0)
Selling and distribution		(157.3)	(163.4)	(147.4)
General and administrative		(312.4)	(224.1)	(192.3)
General and administrative—exceptional items	4	(51.2)	(92.5)	(17.8)
Exploration and evaluation		(37.0)	(71.9)	(60.8)
Other expenses		(149.0)	(64.2)	(71.9)
Other expenses—exceptional items		(99.7)	—	—
Other income		67.9	202.6	240.7
Other income—exceptional items		209.9	—	38.0

Profit before interest and income tax		117.6	71.9	782.5
Interest expense	3(b)	(152.2)	(295.2)	(300.4)

(Loss)/profit before income taxes		(34.6)	(223.3)	482.1
Income tax credit/(expense)	5(a)	19.9	65.8	(154.9)

Net (loss)/profit from continuing operations		(14.7)	(157.5)	327.2

Discontinued Operations:
Net sales revenue	2	(1.4)	452.9	426.0
Net expenses		(2.7)	(395.3)	(339.5)
Income tax credit/(expense)	5(a)	1.3	(15.2)	(13.8)
Profit on sale of right to Gold Royalty	4	15.4	—	—
Profit on sale of Central Norseman Gold Corporation Limited	4	25.1	—	—
Profit on disposal of gold operations (net of income tax benefit of $34.4 million in December 2001)	4	—	170.0	—
Profit on disposal of Three Springs Talc operation (net of income tax benefit of $1.4 million at December 2001)	4	—	20.0	—
Profit on disposal of equity interest in Mondo Minerals (net of income tax expense of $10.1 million in December 2001)	4	—	51.1	—

Net profit from discontinued operations		37.7	283.5	72.7

Consolidated Operations:
Net sales revenue	2	2,485.8	2,817.0	3,092.0
Cost of goods sold		(1,840.8)	(2,232.4)	(1,953.5)
Selling and distribution		(157.3)	(165.8)	(149.9)
General and administrative		(315.5)	(252.7)	(217.8)
General and administrative—exceptional items	4	(51.2)	(513.1)	(17.8)
Exploration and evaluation		(37.2)	(95.1)	(79.8)
Other expenses		(148.6)	(52.2)	(83.9)
Other expenses—exceptional items		(137.6)	—	—
Other income		68.1	204.0	241.7
Other income—exceptional items		288.3	635.2	38.0

Profit before interest and income tax		154.0	344.9	869.0
Interest expense	3(b)	(152.2)	(295.2)	(300.4)

Profit before income taxes		1.8	49.7	568.6
Income tax credit/(expense)	5(a)	21.2	76.3	(168.7)

Net profit attributable to holding company shareholders		23.0	126.0	399.9
Foreign currency adjustments		3.1	(14.1)	(19.2)

Total changes in equity other than those resulting from transactions with owners as owners		26.1	111.9	380.7

Net earnings per share attributable to holding company shareholders (A$ per share)	6
Australian GAAP (basic)		0.02	0.11	0.35
Australian GAAP (diluted)		0.02	0.12	0.35

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
CURRENT ASSETS
Cash assets	8	90.5	124.1
Receivables	9	557.7	496.0
Other financial assets	10	12.7	20.1
Inventories	11	468.8	410.2
Other	12	69.6	230.5

Total current assets		1,199.3	1,280.9

NON-CURRENT ASSETS
Receivables	13	218.8	481.4
Investments in associates	14	—	—
Other financial assets	15	12.3	18.2
Inventories	16	74.9	82.4
Exploration and evaluation	17	152.7	64.5
Property, plant and equipment	18	4,336.3	4,775.3
Acquired mineral rights	19	1,269.3	—
Deferred tax assets	20	44.6	303.7
Other	21	39.9	1,236.5

Total non-current assets		6,148.8	6,962.0

TOTAL ASSETS		7,348.1	8,242.9

CURRENT LIABILITIES
Payables	22	657.9	855.2
Interest bearing liabilities	23	1,287.6	584.3
Current tax liabilities	24	3.9	8.0
Provisions	25	66.0	74.7
Other	26	17.0	15.1

Total current liabilities		2,032.4	1,537.3

NON-CURRENT LIABILITIES
Payables	27	849.7	1,197.7
Interest bearing liabilities	28	369.9	1,737.7
Deferred tax liabilities	29	377.0	434.6
Provisions	30	109.7	97.0
Other	31	2.8	9.3

Total non-current liabilities		1,709.1	3,476.3

TOTAL LIABILITIES		3,741.5	5,013.6

Minority shareholders’ interest in subsidiaries	33	—	9.0

NET ASSETS		3,606.6	3,220.3

EQUITY	32	3,606.6	3,220.3

Commitments	39
Contingent liabilities and gains	38

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,455.4	2,981.0	3,030.2
Payments to suppliers and employees		(2,076.5)	(2,212.7)	(1,904.9)
Receipts from early close out of gold hedging book in 1998		—	—	7.9
Interest and other items of a similar nature received		29.5	51.5	88.0
Borrowing costs		(151.3)	(204.9)	(246.2)
Proceeds from interest rate swap close out		71.2	11.7	—
Income taxes paid		(3.2)	(6.7)	(5.9)
Proceeds from insurance claims		35.0	34.3	1.3
Payments for:
-exploration (grassroots)		(19.7)	(57.2)	(51.2)
-exploration (additional, supporting existing operations)		(3.7)	(19.3)	(21.1)

Net cash provided by operating activities	34(a)	336.7	577.7	898.1

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment		(464.9)	(426.8)	(436.0)
Proceeds from sale of St Ives and Agnew gold operations		—	432.0	—
Proceeds from sale of Three Springs Talc operation		—	56.0	—
Proceeds from sale of equity interest in Mondo Minerals		—	122.2	—
Proceeds from sale of Central Norseman Gold Corporation Limited		25.7	—	—
Proceeds from sale of investments		—	24.9	5.5
Proceeds from sale of non-current assets		67.6	64.2	32.5
Proceeds from insurance claims		27.3	23.6	17.1
Proceeds from/(payments for) gold hedge close out		(34.4)	21.7	—
Proceeds from/(payments for) short term investments		2.6	(8.6)	(1.0)
Payments for research and development		(0.4)	—	(0.3)
Payments for evaluation expenditure		(4.5)	(4.9)	(8.5)
Payment for purchase of Yakabindie Nickel Pty Limited		—	(25.2)	—
Payment for option to conduct feasibility study		—	—	(28.6)

Net cash (used in)/provided by investing activities		(381.0)	279.1	(419.3)

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
CASH FLOWS FROM FINANCING ACTIVITIES
Deemed equity contribution/(distribution)	1(a)	12.4	(15.4)	(471.2)
Proceeds from borrowings		2,307.9	277.2	745.0
Repayments of borrowings		(2,754.3)	(1,055.5)	(782.7)
Proceeds from share issues		600.0	—	—
Yankee bond redemption fee		(150.2)	—	—

Net cash provided by/(used in) financing activities		15.8	(793.7)	(508.9)

Net (decrease)/increase in cash held		(28.5)	63.1	(30.1)
Cash at the beginning of the financial year		123.9	58.4	75.8
Effects of exchange rate changes on foreign currency cash balances		(4.9)	2.4	12.7

Cash at the end of the financial year	(a)	90.5	123.9	58.4

(a) Reconciliation of cash
For the purposes of the consolidated statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of 3 months or less) less bank overdrafts:
Cash assets—US GAAP cash and cash equivalents	8	90.5	124.1	62.3
Bank overdrafts	23	—	(0.2)	(3.9)

Australian GAAP cash and cash equivalents		90.5	123.9	58.4

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital A$m	Asset revaluation reserve A$m	Foreign currency translation reserve A$m	Retained profits A$m	Carve-out equity A$m	Total equity A$m
Year ended 31 December 2002

Balance at the beginning of the financial year					3,220.3	3,220.3
Net income to 30 November 2002					(32.1)	(32.1)
Foreign currency adjustments					(3.1)	(3.1)
Deemed equity contribution					12.4	12.4

Balance at 30 November 2002	—	—	—	—	3,197.5	3,197.5

Net adjustments resulting from demerger related transactions	3,653.4	24.5	—	(132.6)	(3,197.5)	347.8
Net income 1 December to 31 December 2002	—	—	—	55.1	—	55.1
Foreign currency adjustments	—	—	6.2	—	—	6.2

Balance at the end of the financial year	3,653.4	24.5	6.2	(77.5)	—	3,606.6

Total equity A$m
Year ended 31 December 2001

Balance at the beginning of the financial year	3,123.8
Net income	126.0
Foreign currency adjustments	(14.1)
Deemed equity contribution/(distribution)	(15.4)

Balance at the end of the financial year	3,220.3

Total equity A$m
Year ended 31 December 2000

Balance at the beginning of the financial year	3,214.3
Net income	399.9
Foreign currency adjustments	(19.2)
Deemed equity contribution/(distribution)	(471.2)

Balance at the end of the financial year	3,123.8

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	BACKGROUND AND BASIS OF ACCOUNTING

Background

WMC Resources Ltd and its controlled entities (“WMC Resources”) is principally engaged in the discovery, development, production, processing, and marketing of minerals and metals. WMC Resources produces nickel, copper, phosphate fertilizers, uranium oxide, gold and other minor by-products.

On 11 December 2002 WMC Limited, the former parent entity of WMC Resources, consummated the separation of WMC Limited interest in Alcoa’s World Alumina and Chemicals business (AWAC), from its other mineral businesses which now comprise WMC Resources (the “demerger”).

Prior to effecting the demerger, through a series of transactions internal to the WMC Limited Group, WMC Resources acquired WMC Limited’s shares in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as WMC Limited’s exploration and development interests other than those relating to AWAC. Under Australian GAAP, all of these acquisitions were accounted for at fair value in return for shares in WMC Resources. Under US GAAP, the internal transactions were accounted for at book value. To consummate the demerger, WMC Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources after the internal transfers were completed. The entitlement of WMC Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to WMC Limited’s shareholders of shares in WMC Resources on a one-for-one basis.

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States of America (US GAAP), reference is made by footnote. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 45.

The financial report is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The demerger was given accounting effect on 30 November, 2002. Accordingly, the financial position, results of operations and cash flows of the demerged WMC Resources at and for the one month ended December 31, 2002 represent the consolidated operations of WMC Resources and its subsidiaries. The transfers of the businesses to WMC Resources (i.e. the internal transactions referred to in the background paragraph above) were effected at fair value in accordance with Australian GAAP with effect on 30 November 2002. The resulting adjustment directly impacts shareholders’ equity reflecting the internal nature of the transaction.

For fiscal 2000, 2001 and the first eleven months of fiscal 2002, the financial statements have been prepared on a carve-out basis and include the financial position, results of operations and cash flows of WMC Resources’ incumbent nickel business and of the copper/uranium and fertilizer businesses that were transferred to WMC Resources from WMC Limited in the demerger. Also reported are the discontinued gold and talc operations of WMC Limited sold during 2001. These financial statements have been principally prepared from historical accounting records of the WMC Limited Group and present substantially all of the operations of the businesses as if WMC Resources had been a separate economic entity inclusive of all of these businesses for all periods presented.

Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with WMC Limited. Deemed equity contributions/distributions represent the dividends received from AWAC, dividends paid and other capital transactions of WMC Limited net of cash retained by WMC Limited.

WMC Resources uses a centralized approach to cash management and the financing of its operations through WMC Finance. As determined in the demerger proposal, WMC Resources acquired WMC Finance and WMC Finance (USA) Limited. Therefore the balance sheet includes all of the debt and the income statement includes the interest expense previously reported by the WMC Limited Group, as the debt was used exclusively to fund WMC Resources’ projects.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	BACKGROUND AND BASIS OF ACCOUNTING (Continued)

WMC Resources participated in WMC Limited’s centralized risk management function. As part of this activity, derivative financial instruments were utilized to manage risks generally associated with commodity, currency and interest rate market volatility. WMC Limited did not hold or issue derivative financial instruments for trading purposes. The historical balance sheets of WMC Resources reflect the associated asset and liability positions resulting from this activity because WMC Resources assumed WMC Limited’s derivative financial instruments through its acquisition of WMC Finance. The derivative financial instruments referred to were used exclusively to manage WMC Resources’ risks in the periods presented. The historical statements of operations and statements of cash flows reflect the related gains and losses arising from these instruments.

General corporate overhead related to corporate headquarters and common support divisions has been included in these results based on amounts incurred by WMC Limited less an amount that was solely applicable to the remaining businesses of WMC Limited. Management believes these assumptions are reasonable. Subsequent to the demerger, WMC Resources has performed these functions using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public corporation.

WMC Resources’ financial statements include the costs experienced by the WMC Limited pension and post-retirement benefit plans for those employees and retirees for whom WMC Resources has assumed responsibility.

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

(b)	PRINCIPLES OF CONSOLIDATION

The consolidated financial report is prepared for the economic entity, being WMC Resources Ltd (parent entity) and the entities it controls following the transfer of certain entities to WMC Resources as a result of the demerger (controlled entities). Australian GAAP defines entity widely including any legal, administrative or fiduciary arrangement. All material entities in the group are companies. In preparing the financial statements, the effects of all transactions between entities within the group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of income from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Equity accounting is applied in respect of the group’s interest in the earnings and reserves of bodies corporate, including incorporated partnerships, which the group does not control, but in which it has an equity interest of generally between 20 and 50 per cent and significant influence or joint control.

WMC Resources does not use the cost method to account for any entities for which there is a greater than 20% ownership.

(c)	FOREIGN CURRENCY TRANSLATION

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The subsequent payment or receipt of funds relating to that transaction is translated at the rate applicable on the date of payment or receipt. Any such amounts outstanding at balance date are translated at the rate of exchange prevailing on the balance date.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(c)	FOREIGN CURRENCY TRANSLATION (Continued)

Controlled foreign entities

Self-sustaining controlled entities which account in foreign currencies are translated into Australian currency using rates of exchange current at balance date for assets and liabilities, and actual or an average of rates ruling during the reporting period for revenues and expenses. All exchange gains and losses arising on these translations are taken to the foreign currency translation reserve as part of other comprehensive income.

The exchange gains and losses arising on those foreign currency borrowings (net of gains and losses on any related specific hedge contracts) which are designated as hedges of investments in self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the exchange gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

For integrated foreign controlled entities, monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the income statement.

(d)	INCOME TAX

The provision for income taxes in WMC Resources’ Consolidated financial statements has been determined on a separate-return basis. The liability method of tax-effect accounting is used, whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. The income tax effect of significant permanent differences on the tax expense for the year is set out in Note 5. Income tax set aside on cumulative timing differences is brought to account as either a provision for deferred income tax or an asset described as future income tax benefits at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond any reasonable doubt.

Accounting for income taxes in Australia is substantially the same as prescribed under FAS109 ‘Accounting for Income Taxes’. US GAAP requires that all future income tax benefits are brought to account, but that a valuation allowance is raised against benefits unlikely to be recouped. These benefits and valuation allowances are disclosed in Note 5. Australian GAAP only allows future income tax benefits to be recognized where realization of the benefit is assured beyond any reasonable doubt. Furthermore, where these benefits comprise tax losses, the realization of these losses must be virtually certain for the benefit to be recognized (see Note 5(b)). The effects on net income are similar.

(e)	REVENUE RECOGNITION

Sales revenue is measured at the fair value of the consideration received, and is recognized when each of the following conditions are met:

(i)	persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)	title in the product has transferred to the buyer, which in most cases occurs when the product passes ships rail, at the port of loading.

(iii)	the seller’s price to the buyer is fixed or determinable. In the case of certain products sold by the company, including nickel concentrate, nickel matte and copper cathode, revenue is recognized on a provisional basis at the time of title transfer, based on prevailing market prices and contained metal, and is subject to final adjustment at the end of periods ranging from 30 to 90 days in most cases, for movements in market prices to the end of those periods. Revenue initially recognized is equal to the contained quantity of metal, measured at the forward price. At each subsequent period end date prior to final settlement, revenue is remeasured based on the prevailing forward price. Refer to Note 2 for details of amounts of revenue recognized subject to final settlement. Revenue is considered determinable at the recognition point, due to the existence of an actively traded and widely quoted market on the London Metals Exchange for the relevant metals. Market prices are the only aspect of recognized revenue subject to material change at the time of recognition. Final sales prices are determined based on contained metal and the market price at the relevant quotation point stipulated in each contract, which is generally on or around the end of the settlement period.

(iv)	collectability is reasonably assured.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(f)	RECEIVABLES

All trade debtors are recognized as the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off. A provision is raised when some doubt exists about collection.

(g)	INVENTORIES

Stores

Stores represent consumable supplies and maintenance spares and are valued at weighted average cost. Provision is made for obsolescence, where items relate to units of property that are no longer used or the items themselves have been superseded.

Trading stocks and work in progress

Trading stocks represent all products which are in the form in which they are expected to be sold by the relevant business.

Work in progress, including ore stocks, consists of stocks on which further processing is required by, or on behalf of, the relevant business to convert them to trading stocks.

Work in progress, classified as non-current, relates to costs associated with ore on heap leach pads, or in broken ore stockpiles not expected to be processed into final product and realized through sale within twelve months from the balance sheet date.

Broken ore which is above a predetermined cut-off grade is stockpiled for future processing. The processing of this ore is contemplated within each current mine plan and is dependent on commodity prices and the life of the mine. Broken ore below the cut-off grade is also stockpiled, however the costs associated with this ore are expensed as incurred, as its future processing is uncertain. Costs associated with ongoing waste removal are treated in accordance with the accounting policy relating to mine properties and mine development (refer to Note 1(l)).

Trading stocks and work in progress are valued at the lower of cost and net realizable value. Cost approximates weighted average cost and includes direct costs and an appropriate portion of fixed and variable direct overhead expenditure, including depreciation and amortization. Net realizable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

(h)	RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Recoverable amounts of non-current assets are assessed based on undiscounted future net cash flows expected to be generated from the assets. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The values of assets are reviewed on an ongoing basis, and where the carrying amount exceeds recoverable amount, the carrying amounts of non-current assets are revalued downwards to the lower of their recoverable amount or market value. The decrement in the carrying amount is recognized as an expense in the statement of financial performance in the reporting period in which the writedown occurs.

(i)	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where shares are issued in an acquisition the value of the shares is the market price, or where no market price is available, an estimation of fair value is used. Transaction costs arising on the issue of shares have been recognized directly in the statement of financial performance.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(j)	EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation expenditure is written off as incurred, except when such costs are expected to be recouped through successful development and exploitation, or sale, of an area of interest. In addition exploration assets recognised on acquisition of an entity are carried forward provided that exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

The expenditure carried forward when recovery is expected represents an accumulation of direct net exploration and evaluation costs incurred by or on behalf of WMC Resources and applicable indirect costs, in relation to separate areas of interest for which rights of tenure are current.

If it is established subsequently that economically recoverable reserves exist in a particular area of interest, resulting in the decision to develop a commercial mining operation, then in that year, the accumulated expenditure attributable to that area, to the extent that it does not exceed the recoverable amount for the area concerned, will be transferred to mine development. As such it will be subsequently amortized against production from that area. Any excess of accumulated expenditure over recoverable amounts will be written off to the income statement.

The carry forward of exploration expenditure prior to development is not consistent with US GAAP. Refer to Note 45(c) for the effect of any such expenditure.

(k)	GOVERNMENT FACILITIES

These assets represent contributions towards the cost of power, water, road, railway and town service facilities owned by government or local authorities which are necessary to gain access to mineral reserves. Under US GAAP, these assets may be more appropriately described as ‘deferred costs’. These assets are amortized over the life of the related mining projects or the facility, whichever is less.

(l)	MINE PROPERTIES AND MINE DEVELOPMENT

These assets represent the capital cost incurred on areas of interest for which it has been established, to the satisfaction of the directors subsequent to completion of a final feasibility study, that economically recoverable reserves exist.

Costs accumulated in respect of each area of interest represent direct and applicable indirect expenditure incurred by or on behalf of the relevant entity. Indirect expenditure principally consists of charges for depreciation of equipment used in development activities. The costs of successful exploration and evaluation and access and capital development are classified as mine development. Capital development for open pit mines includes both the initial pre-production removal of overburden and ongoing post-production waste removal. See below for further detail on post production waste removal. Capital development on underground mines includes expenditure on shaft sinking, declines, development and access drives and ventilation shafts. Utilities and facilities such as water, power and rail transport (where the Company is required to contribute to the capital cost but does not have title to the asset), pre-production administration and other costs for mineral properties are classified as mine properties. Amortization of these costs is provided separately for each mineral reserve or mine from the commencement of commercial production as follows:

(i)	mine properties is calculated on a straight line basis over the estimated remaining life of those mines or the life of the specific asset, whichever is shorter; and

(ii)	mine development is calculated on a units-of-production basis over the proven and probable reserves included in the current mine plan. In order to calculate the amortization, the total costs of development, including net costs incurred to date and estimated future waste removal costs are totalled and divided by the total proven and probable reserves included in the current mine plan. Annual depletion is calculated based on the units of production during the period multiplied by the per-unit cost.

Mine lives are based on the period of time over which the reserves are planned to be extracted, generally between five years and a maximum of thirty years.

The costs of developing or constructing new property and plant include start-up and organization costs that under US GAAP must be expensed as incurred. For the effect of this refer to Note 45(e).

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(l)	MINE PROPERTIES AND MINE DEVELOPMENT (continued)

Post-production waste removal

All costs of post-production waste removal (stripping) from open pit mines are accumulated, and deferred on the balance sheet as part of the total of mine properties and mine development. These costs include the costs of drilling, blasting, loading and haulage of waste rock from the open pit to the waste pile. The costs are predominantly in the nature of payments to mining, blasting and other contracting companies or costs of internal labor and materials used in the process. These costs are amortized on a units-of-production basis, in accordance with the amortization policy set out for mine development at (ii) above. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2023 for Mount Keith and 2004 for the Harmony Mine at Leinster.

As waste removal activities are an integral part of the mining operation, the deferred stripping asset is grouped with the other assets at the mine site or other level which represents the lowest level of separately identifiable cash flows in order to assess recoverable amount (see “recoverable amount of non-current assets”).

(m)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

The cost of each item of property, plant and equipment is written off over its expected useful life to WMC Resources, in the establishment of which due regard is given to the life of the related area of interest. None of the lives exceed thirty years. Freehold land is not depreciated.

Assets which are depreciated or amortised on a basis other than over the life of the related area of interest typically have the following economic lives:

Plant and machinery	5 – 30 years	*
Motor vehicles and heavy mobile equipment—underground	4 years
Motor vehicles and heavy mobile equipment—surface	5 years
Office furniture	8 years
Computers and other office equipment	5 years

*	Dependent on the life of related operation.

Certain major items of plant have significant components which suffer substantial wear and tear. These components are depreciated at an accelerated rate as they are overhauled and replaced on a cycle which exceeds one year but is significantly shorter than the life of the remainder of the plant of which they form a part. On overhaul, any remaining cost of the component is written off and the replacement is capitalized and depreciated over the effective life of the replacement.

Repairs and maintenance expenditures are treated as an operating expense in the period incurred. Major improvements and replacements which increase productivity capacity or extend the useful life of an asset are capitalized in the respective asset class.

(n)	LEASED NON-CURRENT ASSETS

The company has operating lease agreements under which the lessor effectively retains substantially all risks and benefits. Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

The present value of future payments for surplus leased space under non-cancellable operating leases is recognized as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the consolidated entity. Refer Note 1(u).

The cost of improvements to or on leasehold properties is amortized over the unexpired period of the lease or five years, whichever is the shorter.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(o)	ACQUIRED MINERAL RIGHTS

When a mining entity or operation is acquired, the amount of the purchase consideration must equal its fair value. The excess of the cost of acquisition of the mining entity or operation over the fair value of its other identifiable net assets acquired, is brought to account as “acquired mineral rights”. Acquired minerals rights are amortized on a straight line basis over the period during which the benefits are expected to arise.

(p)	RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditure is charged to income as incurred, except that when a regular evaluation of projects concludes that an individual project is expected beyond any reasonable doubt to recover its costs from subsequent use or disposal, the costs of the project for that and subsequent reporting periods are capitalized. Such deferred capital is amortized over the reporting periods which are expected to benefit from the project. In establishing this economic life due regard is given to the economic life of the related area of interest or, if this is not relevant, a maximum life of five years is applied.

The above policy is contrary to US GAAP, and the effect of this is shown in Note 45(a).

(q)	CURRENT ASSETS AND CURRENT LIABILITIES

For the purposes of balance sheet classification, assets and liabilities are categorised as “current” if they are expected to be realized in cash, sold or consumed, or liquidated, as the case may be, within WMC Resources’ normal operating cycle, which does not exceed one year for any activity.

(r)	TRADE AND OTHER CREDITORS

These amounts represent liabilities for goods and services provided to the group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(s)	EMPLOYEE ENTITLEMENTS

(i)	Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries and annual leave are recognized, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employee’s services up to that date.

(ii)	Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues to them at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognized, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii)	Superannuation

Prior to 27 July 2001, WMC Resources participated in the WMC Superannuation Fund. From 27 July 2001, all assets and liabilities of the WMC Superannuation Fund, future employer contributions and ongoing management of employees’ superannuation entitlements were transferred to the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund.

WMC Resources does not account for excesses or shortfalls of the superannuation fund or plan assets over accrued membership benefits. Employer contributions to these funds are recognized as an operating cost. Further details and disclosure in accordance with US GAAP are provided in Note 40.

There are currently no Australian accounting standards concerned with the accounting for pension plans by employers other than an accounting standard relating to employee entitlements which requires the disclosure of certain information regarding defined benefit plans. The relevant disclosures required under this standard are made in Note 40.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(s)	EMPLOYEE ENTITLEMENTS (continued)

(iii)	Superannuation (continued)

Accounting and disclosure rules in the United States are embodied in FAS 87, “Employers’ Accounting for Pensions”, revised by FAS 132 “Employers Disclosures about Pensions and Other Post retirement Benefits”. An actuarial calculation of the status of the Australian defined benefit plan has been made as if WMC Resources complied with FAS 87 for US GAAP purposes from 1 July 1987. The effects of adopting FAS 87 and FAS 132 for US GAAP reconciliation purposes are disclosed in Notes 40 and 45.

(t)	REHABILITATION

Where practicable, rehabilitation is performed progressively and charged to costs as a part of normal operating activity. In addition, an assessment is made at each operation of the undiscounted cost at balance date of any future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure. This provision is charged on a proportionate basis to production over the life of the operation or activity concerned, or where the applicable life concerned exceeds twenty years, on a proportionate basis to production on a twenty-year basis except Olympic Dam which is on a thirty-year basis. The estimated cost of rehabilitation is re-assessed on a regular basis. Rehabilitation costs include reclamation costs, dismantling and removal costs, removal of foundations and roads, the clean up of polluted materials, and re-vegetation of areas affected by operations, and monitoring of sites. Any changes in estimates are dealt with on a prospective basis. The time when it will be appropriate to commence significant rehabilitation work varies at different operations from the next financial year to dates well in excess of twenty years time. Over that time there is a strong possibility that the obligations for, methods of performing, and costs of performing, the rehabilitation work might alter. The estimates therefore are subject to change.

(u)	PROVISIONS

Provisions are recognized where there is a legal, equitable or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

(i)	Lease commitments

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognized as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the consolidated entity. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Liabilities for surplus leased space under non-cancellable leases which are onerous contracts are recognized when premises are leased under non-cancellable operation leases and the unavoidable costs of meeting the contractual obligations exceed the general market cost of similar leased premises.

(ii)	Workers Compensation

Provision is made for amounts payable in relation to outstanding workers compensation claims when it is probable that an outflow of economic benefits will be required to settle the obligation. Amounts provided are reviewed regularly by actuaries or insurers in light of the claims outstanding.

(v)	INTEREST-BEARING LIABILITIES

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(w)	DERIVATIVE FINANCIAL INSTRUMENTS

WMC Resources uses derivative financial instruments to hedge natural exposures to commodity prices, exchange rates and interest rates. The instruments used include spot, forward, swap and option contracts. The following accounting policies are applied to both currency and commodity based derivatives.

Hedge contracts are accounted for in the same manner as the underlying transactions. For currency contracts hedging firmly committed sales, operating purchases or capital purchases, premiums on option contracts and discounts or premiums on entering into forward currency hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. Unrealized or realized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses, premiums and discounts for the hedge contract are included in the cost of the applicable asset, or taken to profit and loss as part of sales revenue or costs.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(w)	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For contracts hedging exposure to commodity prices, unrealized or realized gains and losses and premiums are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses and premiums for the hedge contract are taken to profit and loss as part of sales revenue.

For contracts hedging the interest rate component of debt instruments, gains and losses are recognized as adjustments to interest expense when the underlying transaction occurs.

In the statement of cash flows, cash flows resulting from hedging contracts are included in the same category as the underlying transaction.

All contracts are designated as hedges of underlying transactions in the economic entity’s deal-recording systems. They are reviewed regularly to ensure that they are still effective as hedges. If a contract ceases to qualify as an effective hedge of an underlying transaction then all premiums, discounts, gains and losses relating to the hedge contract are immediately recognized in profit and loss. Any subsequent gains and losses which might occur due to market movements between the time the contract ceases to be an effective hedge and the time that it is closed out would be recognized in profit and loss as they occur. If a contract which is designated as a hedge of an underlying transaction is closed out, but the underlying transaction still exists, then recognition of any gains and losses on the contract is deferred until the underlying transaction occurs.

(x)	CAPITALIZED COSTS

Capitalization of interest expense

For qualifying assets under construction, which are normally major projects and where development or construction necessarily requires a substantial period of time, interest expense directly attributable to the funds invested in the project are included as a capital cost during the period until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. To the extent that additional funds have been borrowed for the purpose of, and are associated with the project, the interest rate used is that applicable to those funds. The interest rate for any funds utilized in excess of specific borrowings is the weighted average rate for all other borrowings. Capitalized interest expense costs are amortized (from the commencement of commercial production) over a period not exceeding the economic life of the projects, which are subject to a maximum of thirty years.

Capitalization of internal use software

WMC Resources capitalizes the cost of external consultants and the business software acquired or developed for internal use (purchase of third party software e.g. SAP) where the project success is regarded as probable. The costs are amortized over the estimated useful life of the software. Capitalized software is assessed for impairment in accordance with the accounting policy noted in Note 1(h) “Recoverable amount of non-current assets”.

(y)	EARNINGS PER SHARE

To consummate the demerger, WMC Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources after the internal transfers were completed. The entitlement of WMC Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to WMC Limited’s shareholders of shares in WMC Resources on a pro rata basis such that existing WMC Limited shareholders received one share in WMC Resources for every WMC Limited share owned. Therefore, the unaudited pro forma basic net earnings per share for the years ended 31 December, 2002, 2001, and 2000, has been computed by dividing net earnings for the periods then ended by the weighted average number of WMC Limited shares outstanding for the years then ended. The unaudited pro forma diluted earnings per share for the years ended 31 December 2002, 2001, and 2000, takes into effect the potential ordinary shares from the conversion of partly paid shares and options as disclosed in Note 6.

(z)	DISCONTINUED OPERATIONS

An operation is treated as a discontinued operation if the operation is a component of the group whose activities represent a separate major line of the business and the measurement date of a disposal is prior to the end of the reporting period. The measurement date of a disposal is the date on which the management having authority to approve the action commits itself to a formal plan to dispose of a segment of the business, whether by sale or abandonment. During the financial years included in this financial report the following operations were disposed of:

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(z)	DISCONTINUED OPERATIONS (continued)

Gold business unit

In the first quarter of 2001, the company decided to focus on its core portfolio of large low cost business in nickel, alumina, copper/uranium and fertilizer businesses. As a result, the company began a strategic evaluation of its options for the gold business. The plan was finalized on 19 September 2001 when a final decision was made to sell the gold business unit in its entirety.

The Group disposed of the majority of its gold operations in 2001. The sale of a further operation was completed in January 2002. A sale of the remaining assets is expected during 2003. The assets not sold at 31 December 2001 were included as discontinued operations at 31 December 2001 because management had approved a formal plan to dispose of the segment prior to year end. The operation sold in 2002 had a carrying value of A$17.9 million at 31 December 2001 and its result for the year ended 31 December 2002 was a loss of A$1.5 million (2001: A$6.6 million profit). The remaining assets had a carrying value of A$14.2 million at 31 December 2002 (2001: A$33.2 million) and the result for year ended 31 December 2002 was a loss of A$4.2 million (2001: A$5.8 million loss).

The company’s right to a royalty from the 2001 sale of operations, was sold in June 2002 for a profit of A$15.4 million. The only remaining assets and liabilities relating to discontinued operations of Gold at 31 December were :-

	2002 A$m	2001 A$m
Current Assets	0.2	99.1
Non-Current Assets	14.5	25.8

Total Assets	14.7	124.9

Current Liabilities	1.1	48.3
Non-Current Liabilities	—	10.0

Total Liabilities	1.1	58.3

Net Assets	13.6	66.6

Upon completion of the sale of the remaining assets, WMC Resources will have fully exited the gold mining business.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	SUMMARY OF ACCOUNTING POLICIES (Continued)

(z)	DISCONTINUED OPERATIONS (continued)

Talc (formed part of Other in the segment note)

Following a decision by the directors to exit the talc business and the receipt of an offer for the 50% equity interest in the Mondo Minerals Talc joint venture, the directors approved a resolution on 14 November 2000 to dispose of both the Mondo Minerals and Three Springs Talc businesses.

On 24 January 2001, WMC Limited sold its equity interest in Mondo Minerals Talc joint venture for a profit of A$51.1 million after tax. The sale received all the necessary regulatory approvals and the transaction was settled on 8 May 2001. On 1 August 2001, WMC Limited sold its Three Springs Talc operation for a profit of A$20.0 million after tax. The sale received all the necessary regulatory approvals and the transaction was settled on 30 September 2001.

(aa)	SHIPPING AND HANDLING COSTS

Shipping and handling costs in respect of purchases are recorded in cost of goods sold, and in respect of product dispatched, recorded in selling and distribution costs in the statement of financial performance.

(ab) ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with Class Order to the nearest hundred thousand dollars.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	REVENUES

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m

Sales revenue from core operating activities:
Sale of goods from continuing operations		2,487.2	2,364.1	2,666.0
Sale of goods from discontinued operations		(1.4)	452.9	426.0

Net sales revenue		2,485.8	2,817.0	3,092.0

Other income:
Interest received/receivable	3(b)	27.6	153.5	152.1
Profit on disposal of non-current assets-continuing operations		—	10.6	—
Insurance proceeds		5.3	23.1	65.5
Other income		26.4	15.4	23.1

Total other income from continuing operations		59.3	202.6	240.7
Other income from discontinued operations		0.2	1.4	1.0
Profit on sale of non-current assets-discontinued operations		40.5	319.3	—

Total other income		100.0	523.3	241.7

SUBTOTAL NET REVENUES		2,585.8	3,340.3	3,333.7
Proceeds from sale of non-current assets		101.0	685.9	70.1
Proceeds received from early termination of interest rate swaps	4	75.9	—	—
Insurance proceeds shown as exceptional item	4	120.0	—	—
Less profit on disposal of non-current assets		(40.5)	(329.9)	—

OPERATING REVENUE—AUSTRALIAN GAAP		2,842.2	3,696.3	3,403.8

(i) Net sales revenue includes:
Currency hedging losses		(108.2)	(328.1)	(253.0)
Commodity hedging (losses)/gains		(5.1)	66.1	(14.9)

		(113.3)	(262.0)	(267.9)

Amounts included in revenue which were based on provisional pricing as described in accounting policy Note 1(e) were as follows:

Year	A$m
2002	63.4
2001	60.5
2000	138.6

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Australian GAAP requires specific disclosure of certain items included in the calculation of income. This note does not include all costs.

3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
Operating income/(loss) before income tax includes the following specific expenses:
Amortization and depreciation	3(a)	511.7	596.2	510.8
Borrowing costs	3(b)	152.2	295.2	300.4
Other charges against assets:
- bad debts written off/provided for		0.1	—	3.4
- write down of inventories to net realizable value		3.3	7.7	6.2
Stock written off		33.6	20.5	17.4
Exploration expenditure written off:
- grassroots		19.7	57.2	51.1
- supporting existing operations		3.7	19.3	21.1
- evaluation		13.8	18.6	7.6
Government royalties on sales or production		53.1	72.6	83.2
Provision for:
- employee entitlements		16.5	22.2	9.3
- rehabilitation		15.5	14.8	12.7
- diminution in value of investments		(0.6)	0.2	1.2
- obsolescence of stores		6.1	4.0	3.8
Research and development written off		0.6	0.4	1.4
Foreign exchange loss/(gain)		14.9	20.7	(2.5)
Operating lease rentals		9.8	12.6	16.3

(a) Amortization and depreciation
Amortization:
-government facilities		1.6	1.7	1.3
-mine properties and mine development		138.9	248.3	191.7
-goodwill/intangibles		17.0	16.1	14.6
-research and development		0.5	1.7	(0.9)
Depreciation:
-plant and equipment		327.9	301.2	273.8
-land and buildings		25.8	27.2	30.3

Total amortization and depreciation charged to profit		511.7	596.2	510.8

(b) Borrowing costs
Interest and finance charges paid/payable		155.7	295.2	325.3
Deferred to qualifying assets		(3.5)	—	(24.9)

Interest charged to income		152.2	295.2	300.4

Interest received/receivable
-continuing operation	2	(27.6)	(153.5)	(152.1)
-discontinued operations		—	(0.8)	(0.2)

Interest credited to income		(27.6)	(154.3)	(152.3)
Add proceeds received from early termination of interest rate swaps	4	(75.9)	—	—

Net charge to income		48.7	140.9	148.1

(c)	Restructuring provisions

As at 31 December 2002, $A2.4 million remained as a provision yet to be paid. These costs were in relation to the restructuring of group services and the exploration functions.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	EXCEPTIONAL ITEMS

	Yearto 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Yearto 31 Dec 2000 A$m
Gains/(Charges)
Continuing Operations:
Proceeds received from early termination of interest rate swaps	75.9	—	—
Amount receivable from insurance claims in relation to the fire at the Olympic Dam solvent extraction plant	120.0	—	—
Demerger costs—advisors fees and other costs	(51.2)	—	—
Profit on sale of tenements at Kambalda	—	—	20.2
Profit on disposal of Long / Victor nickel mines at Kambalda	12.0	—	—
Costs associated with the fire at Olympic Dam solvent extraction plant(1)	(97.7)	(71.8)	—
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	(20.7)	—

Total continuing operations	59.0	(92.5)	20.2

Discontinued Operations:
Profit on sale of Central Norseman Gold Corporation Limited	25.1	—	—
Profit on sale of right to Gold Royalty	15.4	—	—
Profit on disposal of St Ives and Agnew gold operations	—	238.8 (2)	—
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	(0.8)	—
Net loss on early termination of commodity and currency hedging associated with the gold business	—	(103.2)	—
Profit on disposal of Three Springs Talc operation	—	18.6	—
Profit on disposal of equity interest in Mondo Minerals	—	61.2	—

Total discontinued operations	40.5	214.6	—

Total exceptional items before income tax	99.5	122.1	20.2

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	EXCEPTIONAL ITEMS (continued)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
Income tax (charges)/credits on:
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant(1)	29.3	21.5	—
Income tax benefit on demerger costs	15.4	—	—
Income tax expense on disposal of Long / Victor mines	(2.6)	—	—
Income tax expense on insurance proceeds	(36.0)	—	—
Proceeds received from early termination of Interest Rate Swaps	(22.8)	—	—
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	4.8	—
Gain on disposal of St Ives and Agnew gold operations	—	3.4	—
Net loss on the early termination of commodity and currency hedging associated with the gold business	—	31.0	—
Gain on disposal of Three Springs Talc Operation	—	1.4	—
Gain on disposal of equity interest in Mondo Minerals	—	(10.1)	—
Profit on sale of tenements at Kambalda	—	—	3.6	(3)

Income tax (charge)/credit on above exceptional items:
- continuing operations	(16.7)	26.3	3.6
- discontinued operations	—	25.7	—

Gain on exceptional items after tax	82.8	174.1	23.8

(1)	In late October 2001 the Copper/uranium business unit suffered a fire at the Olympic Dam facility which caused considerable damage to the copper and uranium solvent extraction circuits in the processing plant. The damaged plant required rebuilding and the carrying value of the impaired assets ($52.3 million) was written off as a part of exceptional items. The balance of the exceptional item for Olympic Dam was a further charge of $19.5 million incurred in relation to costs associated with lower production of copper and uranium. The entire 2002 charge related to costs associated with lower production.
(2)	An amount of $25 million is included in the profit on disposal relating to right to future royalties that did not comply with all the criteria under US GAAP for recognition in profit in 2001. Refer to Note 45.
(3)	This transaction did not comply with all criteria under US GAAP for the full accrual of profit in 2000. Refer to Note 45.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	INCOME TAX

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(a) Pre-tax operating income/(loss)

(Loss)/income from continuing operations		(34.6)	(223.3)	482.1
(Loss)/income from discontinued operations		(4.1)	57.6	86.5
Profit on sale of right to Gold Royalty		15.4	—	—
Gain on disposal of discontinued operations		25.1	215.4	—

Pre-tax operating income		1.8	49.7	568.6

Prima facie tax expense for the period at the rate of 30% (2001: 30% and 2000:34%)		(0.5)	(14.9)	(193.3)
The following tax effect on these items caused the total charge for income tax to vary from the above:
Investment and development allowances		—	—	0.3
Research and development		2.4	0.9	0.5
Exchange gains from return of capital		—	2.3	—
Non-taxable capital gains		13.2	12.4	7.3
Depreciation and amortization		0.8	0.4	(1.9)
Non-deductible expenses		(2.2)	(0.7)	(2.2)
Non-deductible foreign expenses		(0.3)	(1.5)	(1.8)
Fair value adjustment arising from acquisition of entities		93.6	—	—
Future income tax benefits movements		(88.9)	69.5	5.8
Variance between Australian and foreign tax rates		—	0.8	(1.8)
Withholding tax		(0.5)	—	(2.2)
Exempt income		1.1	1.6	1.2

Income tax credit/(expense) for the period		18.7	70.8	(188.4)
Adjustment for over provision in prior years		2.5	5.5	19.4

Total income tax credit/(expense)		21.2	76.3	(168.7)

Income tax credit/(expense) comprises:
Continuing Operations:
- Normal		36.6	39.5	(158.5)
- Exceptional—gains and losses	4	(16.7)	26.3	3.6

		19.9	65.8	(154.9)

Discontinued Operations:
- Normal		1.3	(15.2)	(13.8)
- Exceptional—gains and losses	4	—	25.7	—

		1.3	10.5	(13.8)

	5(c)	21.2	76.3	(168.7)

(b)	Future income tax benefits

The income tax provision is calculated under a policy of tax-effect accounting. Under this policy, the future benefits of tax losses and timing differences are brought to account where:

(i)	virtual certainty exists as to the ability of group companies to recoup such losses; or

(ii)	a provision for deferred income tax exists in the group company to which the tax losses relate but only to the extent that deferred income tax has already been provided in respect of timing differences which will reverse within the period during which the tax losses will remain available as a deduction from assessable income; or

(iii)	the reversal of all other timing differences comprising the balance of the account is assured beyond any reasonable doubt.

Australian GAAP differs from US GAAP in that future benefits will only be brought to account when the foregoing criteria are met whereas under US GAAP all future benefits are recognized but are subject to a valuation allowance, unless realization is more likely than not. The net impact on both income and net balance sheet amounts is identical under both methods.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	INCOME TAX (Continued)

	As at 31 Dec 2002 A$m	As at 31 Dec 2001 A$m	As at 31 Dec 2000 A$m
At balance date the following future tax benefits not recognized under Australian GAAP would be recognized and subject to valuation allowances under US GAAP:
Future tax benefits are attributable to:
- income tax losses	422.5	88.4	57.7
- income tax timing differences	30.3	49.1	60.5
- capital losses	128.6	63.9	63.9

	581.4	201.4	182.1

Realization of future benefits attributable to tax losses and timing differences will only arise in the event that:

(i)	the company, or where applicable another WMC Resources company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions from the losses to be realized;

(ii)	companies controlled by WMC Resources continue to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect WMC Resources or its controlled entities in realizing the benefit from the deductions for the losses.

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(c) Income tax credit/(expense) is comprised of:
Current:
Australian		(5.1)	(3.2)	(3.8)
United States Federal		—	—	(0.1)
Other		(2.5)	(0.1)	(2.1)

		(7.6)	(3.3)	(6.0)

Deferred income tax:
Australian		(30.2)	(101.9)	(334.1)
United States Federal		0.1	—	(0.1)

	5(d)	(30.1)	(101.9)	(334.2)

Future income tax benefit:
Australian		73.1	123.0	148.1
United States Federal		—	—	—
Other		—	—	—

		73.1	123.0	148.1

Tax credit/(expense) attributable to operating profit/(loss)		35.4	17.8	(192.1)
Prior period adjustment		2.5	6.5	19.8
Income tax (expense)/credit on exceptional items	4	(16.7)	52.0	3.6

Total income tax credit/(expense)	5(a)	21.2	76.3	(168.7)

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	INCOME TAX (Continued)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(d) The significant timing differences included in the deferred income tax credit/(expense) were:
- Accelerated depreciation	(16.6)	(45.2)	(90.2)
- Stores	1.2	1.1	(1.0)
- Stock adjustment to market value	(6.5)	(101.1)	—
- Amounts set aside to provision accounts	9.4	9.1	(1.7)
- Tax losses	4.5	52.9	(193.8)
- Prepayments	0.2	(0.4)	(0.6)
- Financial instruments accruals	13.4	(18.5)	(32.4)
- Foreign exchange	(38.8)	1.3	(6.9)
- Other	3.1	(1.1)	(7.6)

	(30.1)	(101.9)	(334.2)

(e)	At 31 December 2002, for income tax purposes, tax losses carried forward were A$2,192.3 million. These operating tax losses carried forward, expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	1,926.5

United States	2006	1.8
	2007	12.3
	2008	13.0
	2009	16.4
	2011	17.3
	2018	1.8
	2019	0.5
	2020	2.6
	2021	5.0

		70.7

	Year of Expiry	A$m
Other countries	2003	1.5
	2004	2.6
	2005	1.9
	2006	1.2
	2007	1.5
	Indefinitely	186.4

		195.1

Total operating income tax losses		2,192.3

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

(f)	Tax consolidation regime

During the period, most of the Australian Tax Consolidation legislation became substantively enacted for financial reporting purposes. The legislation enables an Australian group of companies to be treated as a single entity and to lodge a single return. The wholly-owned Australian resident subsidiaries within the WMC Resources Ltd group, and the Company may by election, enter the Tax Consolidation Regime. At the date of this report, no decision has been made by the Company or the WMC Resources Ltd group to make the election, and it is likely any such election would be made effective no earlier than 1 January 2003. The tax consolidation regime is not expected to impact the accounts of the Company as at 31 December 2002.

Due to the single entity concept contained in the Tax Consolidation Regime, there may be an impact in subsequent years on the tax related items in the Company’s accounts and the accounts of its wholly owned Australian resident subsidiaries. Franking account balances of the Company and the wholly-owned subsidiaries may also be impacted, as the legislation provides a means for pooling group franking credits.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	EARNINGS PER SHARE

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	Cents per share
Basic earnings per share calculated on Group equity accounted profit after income tax and minority interests.(1)	2.1	11.4	35.5

Diluted earnings per share calculated on Group equity accounted profit after income tax and minority interests.	2.2	11.9	35.5

Basic earnings per share calculated on net income in accordance with US GAAP(2) (Note 45)
-before cumulative effect of accounting change	(6.3)	3.4	27.3
-accounting change	(3.5)	—	—

Basic earnings per share	(9.8)	3.4	27.3

	Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	Potential ordinary shares from the conversion of partly paid shares and options	Weighted average number of ordinary shares outstanding during the year including potential ordinary shares used in the calculation of diluted earnings per share
Year to 31 Dec, 2002	1,115,784,278	11,557,539	1,127,341,817
Year to 31 Dec, 2001	1,103,323,901	17,474,000	1,120,797,901
Year to 31 Dec, 2000	1,127,115,419	10,262,392	1,137,377,811

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	Cents per share
(1)Australian GAAP
Earnings per share from continuing operations	(1.3)	(14.3)	29.0
Earnings per share from discontinued operations	3.4	25.7	6.5

	2.1	11.4	35.5

(2)US GAAP
Earnings per share from continuing operations	(14.4)	(21.0)	21.4
Earnings per share from discontinued operations	4.6	24.4	5.9

	(9.8)	3.4	27.3

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	EARNINGS PER SHARE (Continued)

(a)	Information concerning classification of securities

As disclosed in Note 1(y), as a result of the demerger, existing WMC Limited shareholders received one WMC Resources share for every WMC Limited share owned. The unaudited pro forma disclosures in these carve-out financial statements are based on the number of shares and options of WMC Limited outstanding for the periods concerned.

The partly paid shares carry the right to participate in dividends in proportion to the amount paid relative to the total issue price (for partly paid shares issued in 1987, relative to the nominal value), and to that extent they have been recognized as equivalents of ordinary shares in the determination of basic earnings per share. At balance date there were nil (December 2001: 629,000; December 2000: 771,500) partly paid shares, callable at the option of the holders and which at balance date were considered dilutive for the purpose of the calculation of diluted earnings per share. At balance date there were 32,501,180 (December 2001: 27,065,363; December 2000: 27,716,190) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(b)	Comparative information

The basic earnings per share as presented and diluted earnings per share for the current and previous periods have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027, “Earnings Per Share”.

(c)	Conversion, call, subscription or issue after 31 December 2002

There have been no material conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before completion of these financial statements except those consequent to the demerger.

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(d) Reconciliation of earnings used in the calculation of earnings per share
Net income	23.0	126.0	399.9
Nominal interest from the conversion of partly paid shares and options	1.9	7.5	3.4

Potential diluted earnings	24.9	133.5	403.3

Net US GAAP (loss)/earnings before cumulative effect of change in accounting principle (Note 45)	(70.0)	37.7	307.6

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT

Business segments

	A$M
	Year ended 31 December 2002
Group consolidation	Copper/ Uranium	Nickel		Fertilizer	Consolidated
Revenue
Segment revenues(1)	846.9	1,343.2	(2)	422.7	2,612.8
Unallocated corporate revenues					28.6
Less insurance proceeds received/receivable					(125.3)
Less proceeds from disposal of non-current assets					(18.8)
Less other sundry income					(10.1)

Continuing operations					2,487.2
Discontinuing operations—Gold					(1.4)

Net sales revenue					2,485.8

Result
Segment result	53.8	221.5		(57.4)	217.9
Unallocated profit					11.4
Unallocated corporate expenses:
New business					(36.5)
Regional exploration					(21.5)
Corporate (including demerger costs)					(132.0)
Finance and other costs					(25.2)
Net borrowing costs					(48.7)

Continuing operations—Loss before income tax					(34.6)
Discontinuing operations—Gold—Profit before income tax					36.6
Discontinuing operations—Talc—Loss before income tax					(0.2)

Net profit before income tax					1.8

Depreciation and amortization	234.2	209.6		60.4	504.2
Unallocated depreciation and amortization					6.8

Continuing operations					511.0
Discontinuing operations—Gold					0.7
Discontinuing operations—Talc					—

					511.7

Other non-cash expenses
Continuing operations	12.8	46.5		10.1	69.4
Discontinuing operations—Gold					0.1
Discontinuing operations—Talc					0.1

(1)	Segment revenues include currency and commodity hedging, intermediate product sales, and other income. For 2002, other income comprises of A$123.6 million, A$28.3 million and A$2.3 million for Copper/Uranium, Nickel and Fertilizers respectively. Inter segment sales are on a commercial basis and are insignificant.
(2)	Includes US$ 113.3 million (A$ 208.0 million) from a significant customer.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

	A$M
	Year ended 31 December 2002
Group consolidation	Copper/ Uranium	Nickel	Fertilizer	Consolidated
Assets
Segment assets	4,146.2	1,696.0	720.6	6,562.8
Unallocated corporate assets				759.4

Consolidated total assets				7,322.2	(1)

Liabilities
Segment liabilities	450.0	286.0	75.9	811.9
Unallocated corporate liabilities				2,929.6

Consolidated total liabilities				3,741.5

Acquisitions of non-current assets
Acquisitions of non-current assets	216.0	191.0	50.2	457.2
Unallocated corporate acquisitions				12.2

				469.4

(1)	Excludes deferred losses on hedging contracts of $25.9 million. Refer Note 12.

Geographical segments

Revenues from external customers of $2,485.8 are attributed to Australia. Total sales are sold to the following countries / regions: Australia 21%, Europe 30%, Japan 12%, North America 10%, Taiwan 4% and Other 23%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred primarily in Australia.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Business segments

	A$M
	Year ended 31 December 2001
Group consolidation	Copper/ Uranium	Nickel		Fertilizer	Consolidated
Revenue
Segment revenues(1)	812.8	1,217.4	(2)	379.1	2,409.3
Unallocated corporate revenues					33.5
Less insurance proceeds received/receivable					(23.1)
Less proceeds from disposal of non-current assets					(49.4)
Less other sundry income					(6.2)

Continuing operations					2,364.1
Discontinuing operations—Gold					433.3
Discontinuing operations—Talc					19.6

Net sales revenue					2,817.0

Result
Segment result	47.9	147.4		(89.4)	105.9
Unallocated loss					(1.0)
Unallocated corporate expenses:
New business					(35.3)
Regional exploration					(63.9)
Corporate					(69.2)
Finance and other costs					(18.1)
Net borrowing costs					(141.7)

Continuing operations—loss before income tax					(223.3)
Discontinuing operations—Gold—profit before income tax					192.4
Discontinuing operations—Talc—profit before income tax					80.6

Net profit before income tax					49.7

Depreciation and amortization	181.9	222.5		66.0	470.4
Unallocated depreciation and amortization					10.5

Continuing operations					480.9
Discontinuing operations—Gold					113.1
Discontinuing operations—Talc					2.2

					596.2

Other non-cash expenses
Continuing operations	77.5	40.3		19.6	137.4
Discontinuing operations—Gold					(7.5)
Discontinuing operations—Talc					—

(1)	Segment revenues include currency and commodity hedging, intermediate product sales, and other income. For 2001, other income comprises of A$2.5 million, A$16.5 million, and A$27.1 million for Copper/Uranium, Nickel and Fertilizers respectively. Inter segment sales are on a commercial basis and are insignificant.
(2)	Includes US$ 137.0 million (A$267.1 million) from a significant customer.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

	A$M
	Year ended 31 December 2001
Group consolidation	Copper/ Uranium	Nickel	Fertilizer	Consolidated

Assets
Segment assets	2,811.1	1,691.1	1,137.3	5,639.5
Unallocated corporate assets				1,132.6

Continuing operations				6,772.1
Discontinuing operations—Gold				124.9

Consolidated total assets				6,897.0	(1)

Liabilities
Segment liabilities	387.6	431.8	78.7	898.1
Unallocated corporate liabilities				4,054.0

Continuing operations				4,952.1
Discontinuing operations—Gold				57.0
Discontinuing operations—Talc				4.5

Consolidated total liabilities				5,013.6

Acquisitions of non-current assets
Acquisitions of non-current assets	75.3	227.1	42.3	344.7
Unallocated corporate acquisitions				9.8

Continuing operations				354.5
Discontinuing operations—Gold				99.9
Discontinuing operations—Talc				2.5

				456.9

(1)	Excludes deferred losses on hedging contracts of $1,345.9 million. Refer Note 12.

Geographical segments

Revenues from external customers of $2,817.0 are attributed to Australia. Total sales are sold to the following countries / regions: Australia 29%, Europe 28%, Japan 13%, North America 13%, Taiwan 4% and Other 13%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred primarily in Australia.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Business segments

	A$M
	Year ended 31 December 2000
Group consolidation	Copper/ Uranium	Nickel		Fertilizer	Consolidated
Revenue
Segment revenues(1)	867.1	1,687.8	(2)	232.3	2,787.2
Unallocated corporate revenues					21.0
Less insurance proceeds received/receivable					(61.4)
Less proceeds from disposal of non-current assets					(69.6)
Less other sundry income					(11.2)

Continuing operations					2,666.0
Discontinuing operations—Gold					402.6
Discontinuing operations—Talc					23.4

Net sales revenue					3,092.0

Result
Segment result	165.7	626.1		(59.8)	732.0
Unallocated loss					(0.6)
Unallocated corporate expenses:
New business					(6.2)
Regional exploration					(53.8)
Corporate					(43.4)
Finance and other costs					2.4
Net borrowing costs					(148.3)

Continuing operations—profit before income tax					482.1
Discontinuing operations—Gold—profit before income tax					80.1
Discontinuing operations—Talc—profit before income tax					6.4

Net profit before income tax					568.6

Depreciation and amortization	190.3	203.8		26.8	420.9
Unallocated depreciation and amortization					7.9

Continuing operations					428.8
Discontinuing operations—Gold					79.2
Discontinuing operations—Talc					2.8

					510.8

Other non-cash expenses
Continuing operations	25.2	36.2		3.8	65.2
Discontinuing operations—Gold					15.3
Discontinuing operations—Talc					1.0

(1)	Segment revenues include currency and commodity hedging, intermediate product sales, and other income. For 2000, other income comprises of A$69.1 million, A$42.4 million, and A$9.7 million for Copper/Uranium, Nickel and Fertilizers respectively. Inter segment sales are on a commercial basis and are insignificant.
(2)	Includes US$ 203.0 million (A$352.6 million) from a significant customer.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

	A$M
	Year ended 31 December 2000
Group consolidation	Copper/ Uranium	Nickel	Fertilizer		Consolidated
Assets
Segment assets	3,098.0	1,801.0	1,162.0		6,061.0
Unallocated corporate assets					1,060.5

Continuing operations					7,121.5
Discontinuing operations—Gold					333.7
Discontinuing operations—Talc					105.3

Consolidated total assets					7,560.5	(1)

Liabilities
Segment liabilities	233.3	424.3	89.0		746.6
Unallocated corporate liabilities					4,573.8

Continuing operations					5,320.4
Discontinuing operations—Gold					133.2
Discontinuing operations—Talc					6.1

Consolidated total liabilities					5,459.7

Acquisitions of non-current assets
Acquisitions of non-current assets	79.9	155.5	96.2	(2)	331.6
Unallocated corporate acquisitions					8.9

Continuing operations					340.5
Discontinuing operations—Gold					119.9
Discontinuing operations—Talc					8.2

					468.6

(1)	Excludes deferred losses on hedging contracts of $1,036.5 million
(2)	Includes capitalized interest and commissioning costs of $77.3 million. The capitalization of start-up costs is contrary to US GAAP. Refer to Note 45.

Geographical segments

Revenues from external customers of $3,092.0 are attributed to Australia. Total sales are sold to the following countries / regions: Australia 26%, Europe 26%, Japan 16%, North America 13%, Taiwan 10% and Other 9%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred primarily in Australia.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Basis of preparation of segment information

(a)	Operating segments—WMC Resources’ activities have been segmented based on management reporting to the Chief Executive Officer as follows:

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer product in Phosphate Hill, Queensland and distribution of fertilizer products via Hi Fert.

Other activities not identifiable with the segments identified above are grouped under the heading “Corporate”. This category includes unallocated corporate overhead and disposals of corporate non-current assets. The New business segment includes identification, evaluation and implementation of new opportunities.

(b)	Discontinued operations—Gold business unit and the Talc business unit

Gold business unit

During 2001, the Group disposed of the majority of its gold operations. The sale of a further operation was completed in January 2002 and the sale of the remaining assets is expected during 2003. However, the operations not sold at 31 December 2002 and 2001 were included as discontinued operations because management had approved a formal plan to dispose of these investments prior to 31 December 2001. The company’s right to a royalty from the sale of the operations sold in 2001 was sold in June 2002 for a profit of $15.4 million.

Talc

On 24 January 2001, WMC Limited sold its equity interest in Mondo Minerals Talc joint venture for a profit of $51.1 million after tax. On 30 September 2001, WMC Limited sold its Three Springs Talc operation for a profit of $20.0 million after tax.

(c)	Income and total assets for each segment have been calculated after taking account of combination and inter-segment eliminations, as appropriate.

(d)	WMC Resources allocates its expenditure on the search for and evaluation of new or additional mineral reserves over three headings—additional exploration, regional exploration and project exploration. Additional exploration is expenditure which, if successful, will define new reserves at existing operations. These reserves will usually require new facilities for extraction, although they will probably utilise existing management and infrastructure. Exploration charges for additional exploration expenditure are allocated to the appropriate business segment although such exploration is not necessarily directly related to segment production. Regional, project and evaluation exploration which cover expenditures in new areas up to the point where a decision is made either to develop to the production stage or to abandon exploration in the area, are the responsibility of other management and are disclosed in those segments. Expenditure which extends reserves at existing operations, which would probably be extracted with existing facilities, continues to be included with mine development expenditure.

(e)	The segment presentation above may differ from the disclosures in the individual financial statements of the subsidiaries which own the operations, due to certain adjustments that arise on consolidation, including, but not limited to, fair value adjustments on acquisition, financing of certain projects and the impact of intra-group transactions.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	CURRENT ASSETS—CASH ASSETS

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m

Cash at bank and on hand		66.7	106.2
Short term deposits (maturity of three months or less)		23.8	17.9

		90.5	124.1

9. CURRENT ASSETS—RECEIVABLES

Trade debtors		244.6	214.3
Provision for doubtful debts		(6.1)	(6.7)

		238.5	207.6

Other debtors		160.6	107.1
Provision for doubtful debts		(0.2)	—

		160.4	107.1

Debtors relating to hedging contracts		158.8	181.3

		557.7	496.0

10. CURRENT ASSETS—OTHER FINANCIAL ASSETS

Short term deposits (all A$, with maturities of over three months, and up to twelve months)		12.7	20.1

11. CURRENT ASSETS—INVENTORIES

Stores at cost		68.0	71.9
Provision for obsolescence		(1.8)	(0.8)

		66.2	71.1

Trading stocks at cost		163.3	156.8
Trading stocks at net realizable value		21.0	34.5
Work in progress at cost		213.7	142.1
Work in progress at net realizable value		4.6	5.7

		402.6	339.1

Total current inventories	11(a)	468.8	410.2

(a) Current inventories		468.8	410.2
Non-current inventories	16	74.9	82.4

Aggregate inventories		543.7	492.6

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	CURRENT ASSETS—OTHER

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Prepayments		64.9	58.4
Deferred losses-hedging contracts	12(a)	—	157.7
Deferred borrowing costs and premium		4.5	12.6
Other		0.2	1.8

		69.6	230.5

(a)    Deferred gains and losses consist of realized and unrealized gains and losses arising from commodity hedging contracts and related currency hedging contracts that are in place, but which relate to commodities to be produced and sold in future years. The deferred gains and losses will be brought to account in the year that the related production is sold. Whether the unrealized deferred balances will be realized and at what amount depends upon commodity and currency price movements until the end of the hedge contracts concerned. Upon demerger, all of the derivatives were recorded at fair value. No pre-acquisition deferred losses/gains were carried forward.

In accordance with Australian accounting standards, the balance sheet position has been calculated using current spot prices at balance date. The amounts deferred in the balance sheet are set out below.

Deferred gains:
- Current	26	7.2	—
- Non-current		—	—

		7.2	—

Deferred losses:
- Current		—	(157.7)
- Non-current	21	(25.9)	(1,188.2)

Net position	36D	(18.7)	(1,345.9)

The net amount that has been received/(paid) or is receivable/(payable) in the following currency:
- US dollars		(0.8)	21.8
- Other		0.2	—

		(0.6)	21.8

A$ equivalent of above currency		(1.4)	42.7
A$ equivalent of other items		0.2	0.4
Payable in Australian dollars		(17.5)	(1,389.0)

		(18.7)	(1,345.9)

Deferral of hedging gains and losses on the balance sheet is not in accordance with US GAAP, which requires hedging gains and losses to be included as part of other comprehensive income. Refer to Note 45(h).

13.	NON-CURRENT ASSETS—RECEIVABLES

Loans and debtors	3.2	4.6
Provision for doubtful debts	—	(0.7)

	3.2	3.9
Debtors relating to hedging contracts	215.6	477.5

	218.8	481.4

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	INVESTMENTS IN ASSOCIATES

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Securities in entities which are not traded on any prescribed stock exchange
Securities at cost: Mondo Minerals Oy:
- balance brought forward	—	46.5
- foreign currency revaluation	—	0.5

	—	47.0
Equity in retained profits	—	14.0
Sale of equity interest in Mondo Minerals*	—	(61.0)

Equity accounted carrying value of Mondo Minerals Oy	—	—

* On 24 January 2001, WMC sold its 50 per cent equity interest in the Mondo Minerals Talc joint venture, effective 1 January 2001.

15. NON-CURRENT ASSETS—OTHER FINANCIAL ASSETS

Securities listed on prescribed stock exchanges
Cost	3.7	0.1
Provision for diminution in value of investments	—	—

Total investments in quoted companies	3.7	0.1

Quoted market value	5.2	1.1
Other investments at cost	8.6	18.1

Total investments in unquoted entities	8.6	18.1

Total investments in other entities	12.3	18.2

16. NON-CURRENT ASSETS—INVENTORIES

Stores	48.8	44.9
Provision for obsolescence	(15.3)	(12.9)

	33.5	32.0

Stocks
Work-in-progress at cost	20.4	27.9
Work-in-progress at net realizable value	21.0	22.5

	41.4	50.4

	74.9	82.4

17. NON-CURRENT ASSETS—EXPLORATION AND EVALUATION

Cost brought forward	64.5	33.7
- grassroots expenditure	19.7	57.2
- expenditure for additional reserves supporting existing operations	3.7	19.3
- evaluation expenditure	15.0	18.6
- write-offs	(49.9)	(92.2)
- (disposals)	(35.5)	—
- transferred to mine properties and development	(2.7)	—
- acquisitions	137.9	27.1
- foreign currency translation	—	0.8

Cost carried forward	152.7	64.5

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	NON-CURRENT ASSETS—EXPLORATION AND EVALUATION (Continued)

(i)	Acquisition details

2002—Corridor Sands

On 9 December 2002, WMC Resources announced that it had agreed to acquire 100% of the Corridor Sands titanium dioxide project from Southern Mining Corporation Limited. The net cost of the acquisition is payable in at least two tranches.

The first tranche was required under the purchase and sale agreement to be determined as a number of WMC Resources shares on the basis of the volume weighted average price of the shares in the 30 calendar days prior to entering into the agreement and has been recorded at fair value of US$62.5 million (A$111.1 million). The purchase and sale transaction was completed on 31 January 2003.

The final tranche of up to US$25 million will be paid in either shares or cash by WMC Resources. The quantum of the second tranche payment is subject to, and contingent upon, any future sales by the company of all or part of its equity interest in Corridor Sands occurring and realizing proceeds above stipulated levels. Any future payments cannot be reasonably estimated and therefore it has not been recognized in the above carrying value nor as a present obligation (liability).

2001—Yakabindie Nickel Pty Limited

The Yakabindie Nickel Pty Limited company was acquired in 2001 for A$25 million (plus stamp duty and other minor costs of A$2.1 million). The balance sheet at acquisition consisted primarily of an exploration and evaluation asset, being the costs incurred by the company (whilst under the ownership of other mining groups) to determine the reserves of Yakabindie. In the event that mining approvals are obtained for Yakabindie, an additional A$15 million will be payable in cash to the vendor. At the date of this financial report, receipt of all mining approvals, including approval under aboriginal heritage legislation had not been obtained and accordingly this price variation has not been included in the cost of acquisition. Should this consideration become payable it will be included in the total acquisition cost at that time.

18.	NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Government facilities	18(a)	33.2	32.0
Mine properties and mine development	18(b)	835.9	850.0
Property, land and buildings	18(c)	376.4	385.9
Plant and equipment	18(d)	3,090.8	3,507.4

		4,336.3	4,775.3

(a) Government facilities:

Cost		51.0	47.9
Provisions for amortization and write-off		(17.8)	(15.9)

		33.2	32.0

(b) Mine properties and mine development:

Areas in which production has commenced:
Cost		1,811.7	1,878.8
Provisions for amortization and write-off		(981.5)	(1,029.3)

		830.2	849.5

Areas in which production has not yet commenced:
Cost		19.6	14.3
Provisions for amortization and write-off		(13.9)	(13.8)

		5.7	0.5

		835.9	850.0

The ratio used to amortize mine development at the Mount Keith open cut mine was 691 tonnes of waste per tonne of recoverable nickel mined for 2002 (700 tonnes for 2001 and 704 tonnes for 2000). The amount amortized for 2002 was $56.3 million (2001: $52.9 million; 2000: $59.4 million).

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in the total of mine properties and mine development are post-production waste removal costs as follows:

	2002 A$m	2001 A$m	2000 A$m
Opening balance	161.5	140.7	127.8
Costs capitalized	98.3	102.1	72.5
Amortization charge	(73.6)	(81.3)	(59.6)

Closing balance	186.2	161.5	140.7

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
(c) Property, land and buildings:
Cost (including some property on mining leases)	565.9	554.1
Provisions for depreciation and write-off	(189.5)	(168.2)

	376.4	385.9

Directors are required to disclose a current value (within the last three years) of interests in land and buildings, excluding mining tenements, leases and buildings thereon and other assets whose value is wholly dependent on those mining operations, held by entities within the Company. The value of such interests on the basis of market value for existing use was estimated by the Directors to be A$87.2 million as at 30 June 2002 compared with a net book value of A$33.2 million. As land and buildings are recorded at cost, this valuation has not been recognised in the financial statements. It should be noted that the market value of many of these properties is dependant upon the long term continuation of relevant mining operations and WMC Resources’ present employment policies.

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
(d) Plant and equipment:
Cost	4,789.7	4,837.4
Provisions for depreciation and write-off	(1,975.5)	(1,440.9)

	2,814.2	3,396.5
Construction in progress—cost	276.6	110.9

	3,090.8	3,507.4

(e)	Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Government facilities A$m	Mine properties and mine development A$m	Property, land and buildings A$m	Plant and equipment A$m	Total A$m
Carrying amount at January 1, 2002	32.0	850.0	385.9	3,507.4	4,775.3
Additions	2.4	133.9	22.6	306.0	464.9
Disposals	—	(13.2)	(2.2)	(5.2)	(20.6)
Depreciation/amortization expense	(1.6)	(138.9)	(25.8)	(327.9)	(494.2)
Assets written off	—	(1.8)	(3.7)	(8.0)	(13.5)
Transfers	—	5.9	—	(91.9)	(86.0)
Fair value adjustment	—	—	—	(289.6)	(289.6)
Reclassifications	0.4	—	(0.4)	—	—

Carrying amount at December 31, 2002	33.2	835.9	376.4	3,090.8	4,336.3

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)	Long lived asset held for sale

During 2001, WMC Resources reviewed its asset strategy and decided to focus on building a portfolio of long life, low cost assets. As a result, the company proposed divestment of the Kambalda nickel mines as well as the gold and talc businesses. Not all designated assets have been divested and accordingly the following long lived asset is held for sale:

2002—Lanfranchi

The Lanfranchi mine formed part of the Kambalda nickel mines. A sale of WMC Resources interest is expected during 2003. This asset is currently in the “Nickel” business segment. At 31 December 2002, Lanfranchi had a carrying value of nil. The financial result for the year ended 31 December 2002 was A$1.0 million profit.

2001—Long/Victor

The Long/Victor mine formed part of the Kambalda nickel mines. This asset was sold during 2002 for A$14 million, recognizing an after tax profit of A$9.4 million. This asset was held in the “Nickel” business segment. At 31 December 2001, Long/Victor had a carrying value of A$1.6 million. The financial result for the year ended 31 December 2001 was immaterial.

19.	NON-CURRENT ASSETS – ACQUIRED MINERAL RIGHTS

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Cost	1,271.5	—
Provision for amortization	(2.2)	—

	1,269.3	—

20. NON-CURRENT ASSETS—DEFERRED TAX ASSETS

Future income tax benefit	44.6	303.7

Future income tax benefit—US GAAP
Future income tax benefit before valuation allowance:
- Income tax losses	577.4	378.1
- Income tax timing differences	(80.0)	63.1
- Capital losses	128.6	63.9

	626.0	505.1

Valuation allowance:
(Australian GAAP, Income tax benefits not brought to account)
- Income tax losses	(422.5)	(88.4)
- Income tax timing differences	(30.3)	(49.1)
- Capital losses	(128.6)	(63.9)

	(581.4)	(201.4)

Future income tax benefit after valuation allowance:
(Australian GAAP, future income tax benefits)
- Income tax losses	154.9	289.7
- Income tax timing differences	(110.3)	14.0

	44.6	303.7

The timing differences represented by the net future income tax benefits are:
Amortization and depreciation	(201.2)	(64.2)
Prepayments	(1.2)	(0.3)
Provisions	43.9	3.0
Stores	(9.0)	(3.2)
Foreign exchange	(36.4)	78.9
Financial instruments	—	0.1
Stock	78.3	—
Tax losses	154.9	289.7
Other	15.3	(0.3)

	44.6	303.7

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.	NON-CURRENT ASSETS—OTHER ASSETS

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Research and development	21(a)	0.3	0.5
Capitalized systems upgrade	21(b)	6.4	20.5
Deferred losses-hedging contracts	12(a)	25.9	1,188.2
Deferred borrowing costs and premiums	21(c)	4.9	7.8
Other		2.4	19.5

		39.9	1,236.5

(a) Research and development

(i) Cost brought forward		7.2	7.4
- expenditure		0.3	—
- write-offs		(0.6)	(0.4)
- transferred or sold		0.1	0.2

Cost carried forward		7.0	7.2

(ii) Provision brought forward		(6.7)	(5.0)
- charged to profit and loss		(0.5)	(1.7)
- reversed on sale, transfer or reclassification		0.5	—
- transfers from other accounts		—	—

Provision carried forward		(6.7)	(6.7)

		0.3	0.5

(b) Capitalized systems upgrade

Cost of commercial systems software		70.7	70.7
Provision for amortization		(64.3)	(50.2)

		6.4	20.5

(c) Deferred borrowing costs and premiums

Cost		5.0	45.0
Provision for amortization		(0.1)	(37.2)

		4.9	7.8

22. CURRENT LIABILITIES—PAYABLES

Trade creditors		110.6	159.1
Creditors relating to hedging contracts		300.1	555.7
Other creditors		247.2	140.4

		657.9	855.2

23. CURRENT LIABILITIES—INTEREST BEARING LIABILITIES

Bank overdrafts		—	0.2
Borrowings	28(a)	1,287.6	584.1

		1,287.6	584.3

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	CURRENT LIABILITIES—INTEREST BEARING LIABILITIES (continued)

(a)	Current Liabilities—borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year A$m	Weighted average interest rate on balance date borrowings %	Maximum amount outstanding during period(i) A$m	Average amount outstanding during period(ii) A$m	Weighted average interest rate during period(iii) %
Year ended 31 December 2002
Bank overdrafts	—	—	—	—	—
Other loans	1,287.6	3.36	1,287.6	597.6	3.84

	1,287.6

Year ended 31 December 2001
Bank overdrafts	0.2	8.00	0.5	0.2	8.67
Other loans	584.1	3.20	1,119.5	752.9	5.28

	584.3

There are no significant unused committed lines of credit for short-term financing.

(i)	Based on bank statement balances.
(ii)	Based on average monthly balance.
(iii)	Based on weighted average monthly interest rates.

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
24. CURRENT LIABILITIES—CURRENT TAX
Current income tax		3.9	8.0

25. CURRENT LIABILITIES—PROVISIONS

Employee entitlements	30	41.3	46.8
Rehabilitation	25(a)	6.5	5.8
Lease commitments	25(b)	5.7	—
Workers compensation	25(c)	6.6	4.8
Other	25(d)	5.9	17.3

		66.0	74.7

(a) Rehabilitation

  Estimates are made of the timing and extent of the rehabilitation work to be performed. Over time, these estimates may alter, and the amount settled in any particular year differ from the initial estimates. Refer Note 1(t) for further information.

Carrying amount at beginning of year		5.8	5.3
Payments made during the year		(4.8)	—
Transfers from non-current		4.6	—
Other adjustments		0.9	0.5

Carrying amount at end of year		6.5	5.8

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.	CURRENT LIABILITIES—PROVISIONS (continued)

	Notes		As at 31 December 2002 A$m	As at 31 December 2001 A$m
(b) Lease commitments

The portion of the lease commitment provision expected to be settled in the next financial year has been classified as current.

Carrying amount at beginning of year			—	—
Provisions made during the year			5.7	—

Carrying amount at end of year			5.7	—

(c) Workers compensation

Provision is made for claims expected to be settled in the next financial year. The actual timing of the settlement of the claims may extend into the following financial year.

Carrying amount at beginning of year			4.8	2.9
Provisions made during the year			0.9	1.8
Payments made during the year			(1.5)	(0.1)
Other adjustments			2.4	0.2

Carrying amount at end of year			6.6	4.8

(d) Other

Provisions is made for other individually immaterial obligations, all of which are expected to be settled within the next financial year.

Carrying amount at beginning of year			17.3	17.1
Provisions made/(released) during the year			(4.1)	23.6
Payments made during the year			(6.0)	(20.9)
Other adjustments			(1.3)	(2.5)

Carrying amount at end of year			5.9	17.3

26. CURRENT LIABILITIES—OTHER

Deferred gains—hedging contracts			7.2	—
Prepaid revenue			2.9	8.0
Other			6.9	7.1

			17.0	15.1

27. NON-CURRENT LIABILITIES—PAYABLES

Creditors relating to hedging contracts			800.5	1,142.3
Other creditors			49.2	55.4

			849.7	1,197.7

28. NON-CURRENT LIABILITIES—INTEREST BEARING LIABILITIES

Borrowings	28	(a)	369.9	1,737.7

(a) Total borrowings

Disclosed as:
- current liabilities (due in 12 months or less)	23		1,287.6	584.1
- non-current liabilities (due in more than 12 months)			369.9	1,737.7

			1,657.5	2,321.8

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	NON-CURRENT LIABILITIES—INTEREST BEARING LIABILITIES (continued)

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
(b) Description
Unsecured:
US$0.1 million Debentures at 7.35% due 1 December 2026		0.2	—
US$4.1 million Debentures at 7.25% due 15 November 2013		7.2	—
US$0.8 million Notes at 6.75% due 1 December 2006		1.4	—
US$19.9 million Notes at 6.5% due 15 November 2003		35.2	—
US$320 million bank loans at floating interest rates (weighted average rate of 2.05%)		564.8	—
US$200 million Notes at 7.35% due 1 December 2026		—	391.1
US$150 million Debentures at 7.25% due 15 November 2013		—	293.3
A$50 million Note at floating interest rates applicable in Australia due 18 May 2009		—	50.0	*
US$200 million Notes at 6.75% due 1 December 2006		—	391.1
US$250 million Notes at 6.5% due 15 November 2003		—	488.9
A$200 million Notes at 6.0% due 25 May 2002		—	200.0	*
Promissory notes (Weighted average rate of 4.38% in 2001)		—	240.0
Bank loans at floating interest rates applicable in Australia (Weighted average rate of 3.14% in 2001)		—	230.1	*
Bank loans at floating interest rates applicable in Australia (Weighted average rate of 5.36% - 2001 :-1.8%)		1,048.7	37.3

		1,657.5	2,321.8

* These amounts have been swapped to US dollars (refer to Note 36B)

(c) Currencies
US dollars		824.9	1,064.5
GB pounds		—	0.1

A$ equivalent of above currencies		1,455.9	2,081.8

Australian dollars		201.6	240.0

Australian dollars		1,657.5	2,321.8

(d) Exchange rates
Exchange rates as at balance date used in translations:
A$1 = US$		0.5666	0.5114
A$1 = GBP		—	0.3527

(e) Analysis of repayments
Current liabilities:
In one year or less(1)	23	1,287.6	584.1

Non-current liabilities:
Between one and two years		361.9	107.8
Between two and three years		—	488.9
Between three and four years		1.3	—
Between four and five years		—	391.1
Later than five years		6.7	749.9

		369.9	1,737.7

		1,657.5	2,321.8

(1)	The most significant items included in the 2002 balance are a US$500 million (A$882.5 million) 364 day term facility which was entered into in November 2002 and fully drawn down at 31 December 2002, and is intended to be refinanced by a medium to long-term debt capital markets issuance during 2003, and a one year US$200 million (A$380 million) which will also be repaid and refinanced during 2003.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29.	NON-CURRENT LIABILITIES—DEFERRED TAX LIABILITIES

	Notes	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Deferred income tax	29(a)	377.0	434.6

(a) The timing differences represented by the provision for deferred income tax are:
Amortization and depreciation		388.2	596.2
Prepayments		—	1.2
Employee provisions		(4.6)	(16.4)
Other provisions		7.0	(6.8)
Stores		8.1	18.4
Stock		—	(9.0)
Foreign exchange		30.6	(1.7)
Financial instruments		—	11.3
Other		24.0	19.0
Tax losses		(76.3)	(177.6)

		377.0	434.6

30. NON-CURRENT LIABILITIES—PROVISIONS

Employee entitlements		13.0	12.6
Rehabilitation	30(a)	94.7	83.9
Other	30(b)	2.0	0.5

		109.7	97.0

(i)     The aggregate of provisions for employee entitlements as shown in Notes 25 and 30 is $54.3 million (2001: $59.4 million).

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements are set out below. Further information on these classes of provisions can be found in Notes 1 and 25

(a) Rehabilitation
Carrying amount at beginning of year		83.9	87.3
Provisions made during the year		14.2	0.1
Transfer to current		(4.6)	—
Other adjustments		1.2	(3.5)

Carrying amount at end of year		94.7	83.9

(b) Other
Carrying amount at beginning of year		0.5	4.7
Provisions made during the year		1.5	0.6
Reversed to profit and loss		—	(2.2)
Transfer to other account		—	(2.6)

Carrying amount at end of year		2.0	0.5

31. NON-CURRENT LIABILITIES—OTHER

Prepaid rent		—	6.6
Other		2.8	2.7

		2.8	9.3

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32.	CONTRIBUTED EQUITY

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
Shareholders’ equity(1)	3,606.6	3,220.3

(1)Shareholders’ equity at 31 December 2002 comprises of the following:
Contributed equity	3,653.4
Asset revaluation reserve	24.5
Foreign currency translation reserve	6.2
Accumulated losses	(77.5)

	3,606.6

For 2001, this represents the deemed contribution of shareholders’ equity from the demerger of WMC Limited. Consequent on the demerger, shareholders in WMC Limited have become shareholders in WMC Resources Ltd on a pro-rata basis. Set out below for information is the number of shares issued by the company for the periods concerned.

	Number of fully paid shares		Number of partly paid shares
Movements in issued shares	2002	2001	2002	2001
Opening number of shares	1,108,821,653	1,097,898,726	629,000	771,500
Issued under Employee Share Scheme	4,819,790	10,780,427	—	—
Conversion of partly paid shares	629,000	142,500	(629,000)	(142,500)
Allotment for purchase of Corridor Sands	14,080,604	—	—	—

Closing number of shares	1,128,351,047	1,108,821,653	—	629,000

(a)	Ordinary shares entitle the holder to participate in dividends in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b)	Stock-based compensation plans

In conjunction with the demerger from WMC Limited in December 2002, WMC Resources created its Employee Share Scheme (WMC Resources ESS) which allows for the granting of stock options in WMC Resources’ common stock and a Stock Appreciation Plan (SAP).

(i)	Employee Option Plan

Permanent employees of WMC Resources Ltd and its subsidiaries who are employed by the company or a subsidiary, with the exception of certain senior executives, are eligible to participate in the Employee Option Plan and be offered options for fully paid shares. At any time the aggregate of the number of options outstanding must not exceed five per cent of the total number of issued shares in the company immediately prior to the most recent issue.

Under the WMC Resources stock option plan, there were 11.6644 million common shares authorized for grant as of December 31, 2002. The exercise price of stock options granted is equal to the stock price when the option is granted. The options generally vest over one year and are exercisable up to 5 years from the date of grant. Restrictions exist for certain employees on the number of options that can be exercised in any year. If the request to convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or on termination of employment. Certain designated officers are not permitted to exercise options or buy and sell WMC Resources Ltd shares in the period between the end of company’s half or full financial year and the release of the respective results.

(ii)	Stock Appreciation Plan

Under the terms of the WMC Resources Stock Appreciation Plan (SAP), employees are invited to apply for the grant by WMC Resources. The employees are not required to pay any amount for the grant, but each WMC Resources SAP will have a notional allotment exercise price, equal to the weighted average sale price of WMC Resource shares on the ASX on the trading day that the invitation to apply for the WMC Resources SAP is made to the employee. Subject to certain exceptions, the WMC Resources SAP will not be able to be redeemed until after a period of 12 months from the date of allotment and will lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Resources SAP before its expiry by the holder, the holder will be entitled to

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a payment equal to the difference between the closing price of WMC Resources share on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

32.	CONTRIBUTED EQUITY (continued)

(b)	Stock-based compensation plans (continued)

(ii)	Stock Appreciation Plan (continued)

Prior to the demerger from WMC Limited, employees of WMC Resources participated in the stock-based compensation plans of WMC Limited, which included stock options and stock appreciation rights granted in WMC Limited common stock. Prior to the date of the offering of WMC Resources in December 2002, WMC Limited granted approximately 11.17 million and 10.41 million WMC Limited stock options to WMC Resources employees during 2001 and 2000, respectively. The weighted-average exercise prices at the grant date for WMC Limited stock options granted to WMC Resources employees during 2001 and 2000 were $9.35 and $7.52, respectively. At December 31, 2001 and 2000, there were approximately 27.07 million and 27.72 million WMC Limited common stock options outstanding, respectively, held by WMC Resources employees at weighted average exercise prices of $8.18 and $7.20, respectively. At December 31, 2001 and 2000, there were approximately 15.90 million and 17.30 million WMC Limited common stock options exercizable, respectively, at weighted average exercise prices of $7.36 and $7.01, respectively.

Additionally, prior to the demerger, WMC Limited had granted WMC Limited Stock Appreciation Rights to WMC Resources employees. After the demerger as noted below, the SAP rights were split in to Alumina Limited and WMC Resources Ltd SAPs.

(iii)	Executive Share Plan

Senior executives participate in the WMC Resources Ltd Executive Share Plan which provides rewards for senior executives based on WMC Resources Ltd’s performance against a peer index of resource companies. Actual rewards vary to reflect individual executive performance and the performance of WMC Resources Ltd on a total shareholder return basis against the index. All rewards for senior executives through this plan are directed to purchasing WMC Resources Ltd shares, with each participant required to hold shares that reflect a multiple of their salary. Shares can only be accessed once the multiple has been exceeded, and then only the shares that are over the multiple (subject to certain other disposal restrictions).

During the year 1,158,303 shares were purchased by WMC Resources Ltd under this plan at a gross cost (pre tax) of $5.0 million.

(iv)	Impact of demerger on plans

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources employees prior to December 4, 2002, that was outstanding under the WMC Limited Employee Share Scheme as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and the WMC Resources option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded—being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, the WMC Resources Group or Alumina Group. The exercise price of a WMC Resources option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources option was granted and the volume weighted average price of WMC Resources shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme as detailed above.

During the financial year 22,574,970 options were granted as a consequence of the WMC Limited demerger and 10,951,860 were issued under the 2002 option plan. A total of 947,050 options were exercised (total amount receivable at 31 December 2002—$2.5 million) and 78,600 options lapsed during the period.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. CONTRIBUTED EQUITY (continued)

As at 31 December 2002, the market price per ordinary share was $4.22 and 32,501,180 options remained exercisable as follows:

Granted in 2002	Exercised in 2002	Outstanding as at 31 December 2002	Exercise price	Expiry date
451,300(1)	451,300	Nil	$2.27	22 December 2002
250,000(1)	250,000	Nil	$2.50	22 December 2002
375,000(1)		375,000	$2.49	21 December 2003
963,120(1)	36,900	926,220	$2.26	21 December 2003
3,868,000(1)	119,900	3,748,100	$3.90	20 December 2004
6,007,050(1)	88,950	5,918,100	$3.48	18 December 2005
10,060,500(1)		9,981,900	$4.33	30 November 2006
600,000(1)		600,000	$4.33	30 November 2006
10,951,860		10,951,860	$4.34	23 December 2007

33,526,830	947,050	32,501,180

(1)	Granting of options as part of the demerger to reflect options previously held in Alumina Limited.

These outstanding options represent 2.9 per cent of issued capital.

Summary of WMC Resources Common Stock Options and Stock Appreciation Plan

The following table is a summary of WMC Resources stock option transactions subsequent to the demerger:

2002	Shares in Thousands	Weighted -Average Exercise Price
Outstanding at January 1	Nil	N/A
Movements during the year:
Options
- Granted	10,952	$4.34
- Exercised	(947)	$2.65
- Canceled or forfeited	(78)	$4.33
- Options created as a result of demerger	22,574	$3.85
SAPs
- Created as a result of the demerger	1,684	$4.05
- Granted	261	$4.34

Outstanding at December 31
Options	32,501	$4.05
SAPs	1,945	$4.09

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32.	CONTRIBUTED EQUITY (continued)

The following table summarizes information about the WMC Resources stock options and SAPs outstanding at December 31, 2002:

	Options / SAPs Outstanding			Options / SAPs Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2002 (thousands)	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at Dec. 31, 2002 (thousands)	Weighted- Average Exercise Price
$2.49	375.0	1.0	2.49	375.0	2.49
$2.26	985.7	1.0	2.26	985.7	2.26
$3.90	3,931.5	2.0	3.90	3,931.5	3.90
$3.48	6,228.0	3.0	3.48	6,228.0	3.48
$4.33	11,713.2	3.9	4.33	11,713.2	4.33
$4.34	11,213.3	5.0	4.34	—	—

Total	34,446.7	3.76	$4.05	23,233.4	$3.91

Of the 34,447 thousand options and SAPs outstanding at December 31, 2002, 5,303 thousand were held by non-employees.

.3WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.	MINORITY INTERESTS

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
Outside equity interest in controlled entities comprises:
Share capital		—	2.6	2.6
Increase in value of assets		—	—	6.7
Reserves		—	0.7	0.7
Retained profits	33(a)	—	5.7	3.5

		—	9.0	13.5

(a) Retained profits reconciliation
Outside equity interests in operating profit after income tax		(0.7)	2.2	3.2
Retained profits brought forward		5.7	3.5	1.3

Total available for appropriation		5.0	5.7	4.5
Dividends provided for or paid		—	—	(1.0)
Transfer to profits attributable to members of Alumina Limited on disposal		(5.0)	—	—

Retained profits at the end of the financial year		—	5.7	3.5

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34.	NOTES TO THE STATEMENT OF CASH FLOWS

	Notes	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(a) Reconciliation of operating profit after income tax to net cash provided by operating activities
Net Income before minority interests		22.3	128.2	403.1
Depreciation and amortization	3	511.7	596.2	510.8
Borrowing costs amortization		—	(5.4)	6.1
Research and development written off		0.6	0.4	1.4
(Profit)/loss on disposal of non-current assets		(40.3)	(275.1)	6.9
Provision for diminution in investments and loans		(0.6)	0.2	1.2
Unrealized exchange losses/(gains)		(4.1)	0.6	(1.9)
Write down in value of inventory	3	3.3	7.7	6.2
Change in assets and liabilities adjusted for (Increase)/decrease in:
-inventories		(51.1)	(20.8)	(20.4)
-receivables		200.9	278.3	(430.9)
-future income tax benefits		9.3	(121.9)	(79.7)
-other assets		292.3	(194.5)	(592.8)
(Decrease)/increase in:
-accounts payable		(545.3)	154.7	858.6
-provision for income tax payable		(4.1)	3.3	(1.6)
-provision for deferred income tax		(57.6)	22.7	219.6
-other operating provisions		4.0	14.5	9.4
-other liabilities		(4.6)	(11.4)	2.1

Net cash provided by operating activities		336.7	577.7	898.1

(b)	Acquisition and disposal of controlled entities

During the financial year the Company did not acquire or dispose of any material controlled entities.

(c)	Non-cash financing and investing activities

Proceeds of $25 million from the sale of the St Ives and Agnew gold operations were not received as at 31 December 2001.

(d)	Financing facilities

Refer to Note 35.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35.	FINANCING FACILITIES

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
The total facilities available at balance date were as follows:
Bank overdrafts	—	0.2
Bank loan facilities	—	958.2
Short term loan facilities	1,357.6	451.9
Medium term loan facilities	617.7	488.9
Long term loan facilities	8.0	1,141.0

	1,983.3	3,040.2

Used at balance date:
Bank overdrafts	—	0.2
Bank loan facilities	—	240.0
Short term loan facilities	1,268.9	451.9
Medium term loan facilities	369.7	488.9
Long term loan facilities	8.0	1,141.0

	1,646.6	2,322.0

Available at balance date:
Bank loan facilities	—	718.2
Short term loan facilities	88.7	—
Medium term loan facilities	248.0	—
Long term loan facilities	—	—

	336.7	718.2

These facilities are structured such that they may be drawn down in a currency different to the denominated currency. At 31 December 2002, amounts had been drawn against these facilities in both US$ and A$. The loan facilities are denominated in currencies as follows:-

Bank loans facilities
United States dollars	—	490.0
In some cases, these facilities may be drawn in another currency to the equivalent value of the denominated currency.

Short term facilities
Australian dollars	—	414.7
United States dollars	769.2	19.0

Medium term facilities
Australian dollars	—	—
United States dollars	350.0	250.0

Long term facilities
Australian dollars	—	65.5
United States dollars	4.5	550.0

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS

A.	Hedging position

WMC Resources’ revenues will vary significantly with movements in commodity prices and the A$/US$ exchange rate. In the past these risks were managed through a hedging programme which provided management with increased assurance of revenue outcomes when planning future activities. The improved cost performance of the operations and the added diversity of revenue sources following the expansion of the Olympic Dam and the start up of the Queensland Fertilizer Operation have significantly improved expected cash flows throughout the business cycle. As a result, since December 1999, the Price Risk Management Policy has been revised to substantially reduce future hedging activity. Hedging is limited to gold revenue denominated in Australian dollars and revenue from specific projects where targeted returns can be secured.

As at 31 December 2002, WMC Resources had entered into a number of foreign exchange and commodity hedging contracts. These are explained below:

(i)	Currency hedging

As at 31 December 2002, WMC Resources had the following hedge position against its currency exposures:

(a)	WMC Resources subsidiary entities excluding Central Norseman Gold Corporation (CNGC)

As at 31 December 2002, US$1,640.5 million (2001: US$2,104.3 million) had been hedged at an average rate of A$/US$0.6614 (2001: 0.6570) at maturities extending to 2008 using a combination of forward contracts and options as detailed in the table below:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options		Rate for determining Profit and Loss
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Strike rate A$/US$	Amount US$m
2003	195.6	0.6821	62.5	0.6479	0.6479	62.5	0.5534
2004	228.4	0.6753	72.5	0.6402	0.6402	72.5	0.5448
2005	228.3	0.6887	77.5	0.6430	0.6430	77.5	0.5431
2006	155.6	0.6828	72.5	0.6402	0.6402	72.5	0.5429
2007	174.6	0.6729	77.5	0.6430	0.6430	77.5	0.5433
2008	178.5	0.6500	117.0	0.5913	0.5913	117.0	0.5405

For comparison, the following foreign currency hedge positions were in place at 31 December 2001:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2002	211.5	0.6854	252.3	0.5875	82.5	0.6571
2003	175.6	0.6855	82.5	0.6571	82.5	0.6571
2004	208.4	0.6817	92.5	0.6500	92.5	0.6500
2005	213.3	0.6870	92.5	0.6500	92.5	0.6500
2006	135.6	0.6809	92.5	0.6500	92.5	0.6500
2007-2008	338.1	0.6595	209.5	0.6173	209.5	0.6173

(b)	CNGC

Central Norseman Gold Corporation Ltd (“CNGC”) was sold in January 2002.

The following foreign currency hedge contracts relating to CNGC were in place at 31 December 2001:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2002	23.5	0.6289	0.9	0.6865	0.9	0.6865
2003	23.2	0.6275	—	—	—	—

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (Continued)

A.	Hedging position (continued)

(ii) Commodity hedging

As at 31 December 2002, WMC Resources had the following hedge positions against its commodity exposures:

(a) WMC Resources subsidiary entities excluding CNGC

Gold

615,228 ounces of gold (2001: 720,000 ounces) had been hedged at an average gold price of A$621 per ounce (2001: A$586 per ounce) with maturities extending to 2010 as follows:

Maturity	Forward sale of Gold		Rate for determining Profit and Loss
	Amount Ounces	Rate A$/ounce	A$
2003	85,028	547	580
2004	80,000	559	600
2005	80,000	579	620
2006	78,300	618	644
2007	80,160	641	668
2008-2010	211,740	684	717

For comparison, the following gold hedge positions were in place at 31 December 2001:

Maturity	Forward sale of Gold
	Amount Ounces	Rate A$/ounce
2002	83,000	500
2003	80,000	509
2004	80,000	521
2005	80,000	497
2006-2010	397,000	651

As these contracts are entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, are deferred until the underlying production occurs.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (continued)

A.	Hedging position (continued)

(ii)	Commodity hedging (continued)

(b) CNGC-Gold

CNGC was sold in January 2002.

The following gold hedge positions relating to CNGC were in at 31 December 2001:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount Ounces	Rate US$/ounce	Amount ounces	Strike rate US$/ounce	Amount ounces	Strike rate US$/ounce
2002	36,000	307	22,500	310	22,500	347
2003	31,800	307	22,500	310	22,500	347

Maturity	Forward sale of Gold
	Amount ounces	Rate A$/ounce
2002	22,500	440
2003	22,500	440

As these contracts are entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, are deferred until the underlying production occurs.

B.	Interest rate risk

WMC Resources is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate swaps and cross currency swaps allow the economic entity to manage its interest rate risk.

(a)	Interest rate and cross currency swaps

As at 31 December 2002, WMC Resources had entered into a forward interest rate agreement against the 10 year US Treasury rate. US$500 million of cover was obtained, at an interest rate of 4.4225%, expiring in 2003.

For comparison, WMC Resources had entered into the following interest rate swaps at 31 December 2001:

Notional AUD principal	Interest swapped	Interest rate		Maturity
$m		Fixed	Float
100.0	Fixed for floating	6.00	4.90	27/5/2002
100.0	Fixed for floating	6.00	4.90	27/5/2002

200.0

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (Continued)

B.	Interest rate risk (continued)

Notional US principal $m	Interest swapped	Interest rate		Maturity
		Fixed	Float
25.0	Floating for fixed	7.02	2.01	15/11/2003
25.0	Floating for fixed	7.10	2.01	15/11/2013

50.0

25.0	Fixed for floating	6.50	1.36	15/11/2003
50.0	Fixed for floating	6.50	0.93	15/11/2003
25.0	Fixed for floating	6.75	1.93	1/12/2006
25.0	Fixed for floating	6.75	1.91	1/12/2006
25.0	Fixed for floating	6.75	1.84	1/12/2006
25.0	Fixed for floating	6.75	1.83	1/12/2006
25.0	Fixed for floating	7.55	1.97	15/11/2013
50.0	Fixed for floating	7.25	1.94	15/11/2013
40.0	Fixed for floating	7.25	1.80	15/11/2013
50.0	Fixed for floating	7.35	2.77	1/12/2026
25.0	Fixed for floating	7.35	2.76	1/12/2026
25.0	Fixed for floating	7.35	2.80	1/12/2026
50.0	Fixed for floating	7.35	3.15	2/12/2026

440.0

As at 31 December 2002, WMC Resources had entered into a cross currency swap, swapping A$855 million into US$ denominated debt of US$480 million as follows:

A$m Debt	US$m Equivalent	Interest Rate		Maturity
		2002	2002
		A$ Debt	US$ Debt
427.5	240.0	5.56%	2.1463%	10/01/03
427.5	240.0	5.56%	2.1513%	10/01/03

855.0	480.0

For comparison, WMC Resources had entered into the following cross currency swaps at 31 December 2001:

A$m Debt	US$m Equivalent	Interest Rate		Maturity
		2001	2001
		A$ Debt	US$ Debt
50.0	30.0	5.30	4.10	2/4/2002
20.0	12.6	4.81	2.92	7/4/2002
50.0	31.4	4.81	2.91	7/4/2002
10.0	6.3	4.81	5.12	8/4/2002
200.0	131.7	4.85	2.62	8/5/2002
50.0	33.5	5.35	3.06	8/5/2009

380.0	245.5

(b) Interest rate caps

As at 31 December 2002, WMC Resources had entered into A$100 million of interest caps at 6% (2001: A$430 million at 7.14%).

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (Continued)

(c)	Interest rate risk exposure

WMC Resources’ exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2002

	Fixed interest maturing in:
	Floating interest rate %	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
	A$ million
Financial Assets
Cash assets	90.5	—	—	—	—	90.5
Receivables	—	—	—	—	776.5	776.5
Other financial assets	—	—	—	—	25.0	25.0
Cross currency swaps*	855.0	—	—	—	—	855.0

	945.5	—	—	—	801.5	1,747.0

Weighted average interest rate	5.2%	—	—	—

Financial Liabilities
Payables	—	—	—	—	1,507.6	1,507.6
Bank loans	1,621.4	—	—	—	—	1,621.4
Yankee Bond issues—$US	—	35.2	1.4	7.4	—	44.0
Cross currency swaps*	847.1	—	—	—	—	847.1

	2,468.5	35.2	1.4	7.4	1,507.6	4,020.1

Weighted average interest rate	3.8%	6.6%	6.6%	6.6%
Net financial (liabilities)	(1,523.0)	(35.2)	(1.4)	(7.4)	(706.1)	(2,273.1)

As at 31 December 2001

	Fixed interest maturing in:
	Floating interest rate%	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
	A$ million
Financial Assets
Cash assets	106.2	17.9	—	—	—	124.1
Receivables	—	—	—	—	977.4	977.4
Other financial assets	—	—	—	—	38.3	38.3
Interest rate swaps*	97.8	200.0	342.2	518.2	—	1,158.2
Cross currency swaps*	380.0	—	—	—	—	380.0

	584.0	217.9	342.2	518.2	1,015.7	2,678.0

Weighted average interest rate	4.8%	6.1%	6.5%	6.5%

Financial Liabilities
Payables	—	—	—	—	2,052.9	2,052.9
Bank overdrafts	0.2	—	—	—	—	0.2
Bank loans	167.3	—	—	—	—	167.3
Yankee Bond issues—$US	—	—	880.0	684.4	—	1,564.4
Australian Promissory Notes	—	240.0	—	—	—	240.0
Medium Term Bank Bilaterals	—	200.0	—	50.0	—	250.0
Interest rate swaps*	1,060.4	—	48.9	48.9	—	1,158.2
Cross currency swaps*	480.1	—	—	—	—	480.1

	1,708.0	440.0	928.9	783.3	2,052.9	5,913.1

Weighted average interest rate	3.2%	5.1%	6.7%	6.6%
Net financial assets/(liabilities)	(1,124.0)	(222.1)	(586.7)	(265.1)	(1,037.2)	(3,235.1)

*	Notional principal amounts

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (Continued)

C.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 36A and 36B above were as follows:

Recognized in the statement of financial position	Notes	Group consolidation
		Carrying amount	Fair value	Carrying amount	Fair value
		2002 A$m	2002 A$m	2001 A$m	2001 A$m
Financial Assets
Cash assets	8	90.5	90.5	124.1	124.1
Current other financial assets	10	12.7	12.7	20.1	20.1
Current receivables	9	557.7	554.9	496.0	582.3
Non-current receivables	13	218.8	211.6	481.4	398.4
Non-current other financial assets	15	12.3	12.3	18.2	19.2
Financial Liabilities
Current payables	22	657.9	666.3	855.2	855.6
Bank overdrafts	23	—	—	0.2	0.2
Short term interest bearing liabilities	23	1,287.6	1,287.6	584.1	584.1
Other current liabilities	26	17.0	17.0	15.1	15.1
Non-current payables	27	849.7	822.9	1,197.7	1,109.1
Long term interest bearing liabilities	28	369.9	370.1	1,737.7	1,755.8
Other non-current liabilities	31	2.8	2.8	9.3	9.3

Financial Instruments
Hedging contracts:
- forwards/swaps		(567.9)	(559.4)	(816.5)	(729.2)
- options		(157.4)	(157.4)	(234.7)	(221.0)

		(725.3)	(716.8)	(1,051.2)	(950.2)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash assets and current other financial assets

The carrying amount approximates fair value because of the short maturity of these instruments.

Non current other financial assets

The investments are carried at cost.

Debtors and creditors

The fair value of debtors and creditors relating to hedging contracts has been calculated on a mark-to-market basis using forward prices. Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the economic entity in the normal course of its operations, net of provisions for doubtful debts. Due to the short-term nature of these financial obligations, their carrying values are estimated to equal their fair values.

Short and long term debt

The fair values of short-term debt and bank overdrafts is considered to approximate the carrying value due to the short maturity of the debt. The carrying value of long-term debt is considered to approximate the fair value, with the exception of the non-current portion of the Yankee Bond issue, the fair value of which was determined on a mark-to-market basis.

Foreign currency and commodity hedging contracts

Carrying amounts for commodity and foreign currency hedging contracts are based on the revaluation of open contracts at 31 December 2002 against spot rates at that date. The fair value disclosed represents the same contracts on a mark-to-market basis using forward rates and prices.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (continued)

D.	Deferred hedging gains and losses

As described in Note 1(w), Summary of Accounting Policies, gains and losses, premiums and discounts on hedging contracts and gains and losses associated with the revaluation of foreign denominated debt are deferred in the balance sheet until the underlying transaction takes place. Whether these deferred gains and losses will be realized and at what amount depends on commodity and currency price movements until the underlying date of the hedge contracts concerned. Upon demerger, all of the derivatives were recorded at fair value. No pre-acquisition deferred losses/gains were carried forward. The expected recognition of the deferred gains and losses based on current valuations are shown below:

	Millions of dollars—31 December 2002
YEARS	<1 YEAR	1 - 2 YEARS	2 - 3 YEARS	3 - 4 YEARS	4 - 5 YEARS	MORE THAN 5 YEARS	TOTALS
Gains	15.8	4.7	5.7	8.7	10.8	17.0	62.7
Losses	(8.6)	(4.5)	(8.8)	(13.5)	(15.0)	(31.0)	(81.4)

Total	7.2	0.2	(3.1)	(4.8)	(4.2)	(14.0)	(18.7)

	Total deferred on balance sheet (refer Note 12(a))						(18.7)

For comparison, the following expected recognition of the deferred gains and losses based on valuations at 31 December 2001 are shown below:

	Millions of dollars—31 December 2001
YEARS	<1 YEAR	1 - 2 YEARS	2 - 3 YEARS	3 - 4 YEARS	4 - 5 YEARS	MORE THAN 5 YEARS	TOTALS
Gains	164.1	185.7	7.0	11.0	3.1	250.8	621.7
Losses	(321.8)	(341.9)	(170.5)	(179.4)	(46.3)	(907.7)	(1,967.6)

Total	(157.7)	(156.2)	(163.5)	(168.4)	(43.2)	(656.9)	(1,345.9)

	Total deferred on balance sheet (refer Note 12(a))						(1,345.9)

E.	Concentration of credit risk for derivative financial instruments

In the event of any counter parties failing to comply with the terms of derivative instrument contracts, the potential impact on the group would be determined by the market revaluation of any open contracts held with that counter party, except on the day of delivery in which case the potential loss for forward contracts would be the full principal amount. The group calculates credit exposures as the market revaluation plus a potential exposure amount. The potential exposure amount allows for the fact that the market revaluation of the contract may increase in the future. Exposures to any one counter party are strictly controlled by WMC Resources risk management policies relating to counter party limits. A geographical breakdown of the group’s credit risk for the derivative financial instruments is set out below.

	US$m
Location	2002	2001
Australia	88.7	190
United States of America	23.5	138

	112.2	328

When computing the concentration of credit risk it is assumed that Australian companies, which WMC Resources deals with on the basis of an overseas parent company guarantee, are classified as Australian credit risk.

F.	Infrastructure Bonds

WMC Resources Ltd has off-setting liabilities and assets relating to a Direct Infrastructure Bond issued by a WMC Resources subsidiary and the right to acquire an Indirect Infrastructure Bond. There is a right of simultaneous set-off between these two bonds on maturity or termination. The transaction on which interest is accruing, effective from 22 September 1997 will, unless previously terminated, result in income statement recognition as interest for a period of ten years and a corresponding reduction in the net liability of the bond. As part of the infrastructure bond transaction agreements, funds have been placed on deposit by another WMC Resources subsidiary with one of the other parties to the agreement and are being repaid, with interest, over the period of the transaction. In the event of changes to applicable laws the parties may cancel the transaction. If this happens, the liabilities and assets will be mutually settled and interest receivable will cease to accrue.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.	FINANCIAL INSTRUMENTS (continued)

F.	Infrastructure Bonds (continued)

At balance date the balances of the components were:

	A$m
	2002	2001
Liability for Infrastructure Bond	(398.5)	(370.4)
Right to acquire Indirect Infrastructure Bond	331.7	296.5
Funds on deposit	63.9	71.2

Net deferred revenue	(2.9)	(2.7)

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

Entities Consolidated	Notes	Place of Incorporation
NAME
WMC Resources Ltd		VIC, Australia

All controlled entities are wholly owned, unless otherwise indicated
Controlled Entities
141 Union Company	B,a	Delaware, USA
Adwest Limited Partnership	c,j
Agnew Mining Company Pty. Ltd.	C	WA, Australia
Carson Hill Gold Mining Corporation	B,a	Nevada USA
Great Boulder Mines Pty Ltd	C	VIC, Australia
Hi-Fert Distributors Pty. Ltd.	C	SA, Australia
Hi-Fert Pty. Ltd.	D	SA, Australia
Minera WMC Chile Exploration Ltda		Chile
Mineracao Alfenus Limitada (owned ~ 100%)	B	Brazil
Mineracao Ituverava Limitada (owned ~ 100%)	B	Brazil
Mineracao Jenipapo S.A. (owned ~ 100%)		Brazil
Mineracao Wesminas Limitada (owned ~ 100%)	B	Brazil
Olympic Dam Marketing Pty. Ltd.	C	SA, Australia
PT WMC Services	f	Indonesia
Q.S. Mineracoa Ltda (owned ~ 100%)		Brazil
Three Springs Talc Pty. Limited		VIC, Australia
Wesminco Oil Pty. Ltd.		VIC, Australia
Western Exploration Pty. Ltd.	C	VIC, Australia
Western Hog Ranch Company	B,a	Nevada USA
Western Mining Corporation Pty Ltd	C	VIC, Australia
Western Mining Mongolia XXK	b	Mongolia
Western Venture Inc.	B,a	Delaware, USA
Westmin Talc (U.K.) Limited	a	UK
Westmin Talc Pty Ltd		VIC, Australia
Westminer Insurance Pte. Ltd.	A	Singapore
WMC (Argentina) Inc.	B	Delaware, USA
WMC (China) Pty Limited	C	VIC, Australia
WMC (Kunming) Pty Limited	C	VIC, Australia
WMC (Liberia) Limited		Hong Kong
WMC (Mineral Sands) Limited		Jersey
WMC (Olympic Dam Corporation) Pty. Ltd.	D	SA, Australia
WMC (Olympic Dam Operations) Pty. Ltd.	D	VIC, Australia
WMC (Overseas) Pty. Limited	C	VIC, Australia
WMC (Peru) Inc.	B,d	Delaware, USA
WMC (Uzbekistan) Ltd.		Jersey
WMC (Yunnan) Pty Limited	C	VIC, Australia
WMC (Zarmitan) Ltd.		Jersey
WMC Automation Pty Ltd	C	WA, Australia

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Entities Consolidated	Notes	Place of Incorporation
WMC Chile S.A.	d	Chile
WMC Corporate Services Inc.	B,d	Delaware, USA
WMC Exploration Corporation	f	Philippines
WMC Exploration Inc.	B	Delaware, USA
WMC Fertilizers Pty Ltd	D	VIC, Australia
WMC Finance (USA) Limited		VIC, Australia
WMC Finance Limited		ACT, Australia
WMC Holdings Pty.Ltd.	C	VIC, Australia
WMC Innovation Pty. Ltd.	C	VIC, Australia
WMC International Holdings Ltd.	B,d	Canada
WMC International Limited	B,a	Canada
WMC Kazakstan Ltd.		Jersey
WMC Mineracao Limitada (owned ~ 100%)	d	Brazil
WMC N.C. SAS	g	New Caledonia
WMC Nickel Sales Corporation Limited	B	UK
WMC Petroleum (Malaysia) Snd. Bhd. (in liquidation)	A	Malaysia
WMC Resources Exploration Pty. Ltd.	h	VIC, Australia
WMC Resources International Pty. Ltd.	D	VIC, Australia
WMC Securities Pty Ltd		WA, Australia
WMC Services Pty. Limited	C	ACT, Australia
WMC Superannuation Fund Pty Ltd (owned 50%)		VIC, Australia
WMC Xinjiang Mineral Industry Services Company	i	China
Yakabindie Nickel Pty. Limited	D,e	NSW, Australia
Yeelirrie Development Company Pty. Ltd.	C	WA, Australia
Yeelirrie Management Services Pty. Ltd.	C	WA, Australia
Yeelirrie Pastoral Station Partnership

These consolidated entities:

A)	have not been required to prepare audited accounts as they are in voluntary liquidation;

B)	have not prepared audited accounts either as they are non-operating or audited accounts are not required in their country of incorporation;

C)	as small proprietary corporations, are not required to prepare financial reports. All information contained in the consolidated financial statements with respect to the entities noted as A, B or C was audited;

D)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (‘ASIC’) Class Order 98/1418. These companies with WMC Resources Ltd are all members of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee that has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee.

(a)	have been translated as a self-sustaining entity.

(b)	this company was incorporated in Mongolia on 2 July 2002.

(c)	although not a company, it is included as a controlled entity in compliance with AASB 1024 “Consolidated Accounts”.

(d)	this company has been translated as an integrated entity.

(e)	Yakabindie Nickel Pty Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mount Keith, was acquired by the purchase method on January 25, 2001. Its purchase consideration was A$40 million, A$25 million of which was paid at the time of the acquisition with the remaining A$15 million due upon gaining approval to mine the property. The results of its operations since 25 January, 2001 have been incorporated into WMC Resources. There is no goodwill arising on acquisition. No pro forma revenue has been disclosed as it is immaterial. It was converted from a public company to a proprietary company on 8 February 2002.

(f)	this company is in the process of being liquidated.

(g)	this company was incorporated in New Caledonia on 3 January 2001.

(h)	this company was incorporated in Victoria on 31 October 2002.

(i)	this company was incorporated in China on 30 August 2001.

(j)	WMC Resources Ltd’s interest in this partnership is currently held via Western Venture Inc.

(k)	WMC Resources has a 40% ownership in Agnew Pastoral Company Pty. Ltd. and Weebo Pastoral Company Pty. Ltd. which are accounted for as incorporated partnerships.

(l)	WMC Resources has a 80% ownership in Yunnan Hua Ao Nickel Exploration and Mining Co. Ltd and Yunnan Xin Ao Nickel Exploration and Mining Co. Ltd which are equity accounted.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Closed group Millions of dollars 2002
Deed of cross guarantee

Entities that are party to a deed of cross guarantee, entered into in accordance with ASIC Class Order 98/1418, are indicated above in this note. A consolidated statement of financial position as at 31 December 2002 is set out below:

Statement of financial position of closed group

Current assets
Cash assets	—
Receivables	521.9
Inventories	468.6
Other	64.8

Total current assets	1,055.3

Non-current assets
Other financial assets	3.6
Group investments	255.8
Inventories	74.9
Exploration and evaluation	27.4
Property, plant and equipment	4,335.0
Acquired mineral rights	1,269.3
Deferred tax assets	23.1
Other	12.2

Total non-current assets	6,001.3

Total assets	7,056.6

Current liabilities
Payables	337.3
Interest-bearing liabilities	9.2
Current tax liabilities	0.2
Provisions	65.0
Other	18.8

Total current liabilities	430.5

Non-current liabilities
Payables	46.4
Group payables	2,688.1
Deferred tax liabilities	328.3
Provisions	109.6

Total non-current liabilities	3,172.4

Total liabilities	3,602.9

Net assets	3,453.7

Equity
Contributed equity	3,653.4
Reserves	24.5
Accumulated losses	(347.5)
Outside equity interests in controlled entities	123.3

Total equity	3,453.7

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Set out below is a consolidated statement of financial performance for the closed group for the period from the date they became a controlled entity of WMC Resources Ltd (accounting effective date of 30 November 2002), until 31 December 2002:

Closed group Millions of dollars
2002
Statement of financial performance of closed group
Revenue from ordinary activities	365.0
Cost of goods sold	(190.1)
Selling and distribution	(7.2)
General and administrative	(40.2)
Exploration and evaluation	(3.5)
Borrowing costs	(96.0)
Other expenses from ordinary activities	(19.2)

Profit from ordinary activities before income tax	8.8
Income tax expense	(5.0)

Profit from ordinary activities after income tax	3.8
Net loss attributable to outside equity interest	1.3

Net profit	5.1

Total changes in equity other than those resulting from transactions with owners as owners	5.1

Set out below is a summary of movements in consolidated retained profits of the closed group:

Accumulated losses at the beginning of year	(352.6)
Net profit	5.1
Dividend provided for or paid	—

Accumulated losses at the end of year	(347.5)

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
38. CONTINGENT LIABILITIES AND GAINS
(a) Ascertainable, unsecured
(i) Guarantees, insurance bonds and other liabilities including performance bonds for minimum work commitments in exploration blocks.	49.3	57.6

(ii) Contract disputes and other legal claims, arising out of WMC Resources ongoing mining and related construction activities. The amount disclosed reflects claims made against the group. Counter claims have been lodged by the group in respect of certain matters. The net effect of these matters is not expected to materially impact the group.	7.1	7.5

(iii)  As disclosed in the accounting policy Note 1(t), an assessment is made at each operation for future rehabilitation work which will be incurred as a result of current existing circumstances. A provision is accumulated for this future expenditure and is charged on a proportionate basis to production over the lesser of the life of operation or twenty years (thirty years for Olympic Dam). At 31 December 2002 WMC Resources had accrued rehabilitation provisions of $101.2 million (Dec 2001: $89.7 million). The company estimates that, as at 31 December 2002, the total rehabilitation costs that would be incurred upon the disposal or abandonment of its mineral properties would be $377.1 million (Dec 2001 : $349.4 million), resulting in a contingent liability of

	275.9	259.7

(b)	Unascertainable unsecured contingent liabilities/assets

(i)	Under various joint venture production and exploration agreements.

(ii)	Native Title

The majority of WMC Resources’ interests fall within one or more Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. WMC Resources cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to. Recent decisions of the High Court of Australia indicate that each claim will be decided on its facts.

Consideration of the implications of Federal Court Determinations makes it evident there are complex legal and factual issues potentially affecting existing and future WMC Resources’ interests. Accordingly, the impact of these developments cannot be determined at this time, although it is indicated that no native title rights reside in minerals where valid state legislation has placed minerals in Crown ownership.

(iii)	A final tranche of up to US$25 million will be paid to Southern Mining Corporation Limited in either shares or cash, to complete the acquisition of the Corridor Sands titanium dioxide project. As the quantum of the second tranche payment is subject to, and contingent upon, sell down arrangements (if any entered into by the company) it has not been recognized in the carrying value disclosed in Note 17 nor as a present obligation (liability).

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38.	CONTINGENT LIABILITIES AND GAINS (continued)

(iv)	Yakabindie Nickel Pty Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mount Keith, was acquired by the purchase method on 25 January 2001. Its purchase consideration was $40 million, $25 million of which was paid at the time of the acquisition with the remaining $15 million due upon gaining approval to mine the property. As the $15 million payment is subject to gaining approval to mine the property, it has not been recognized as a present obligation liability.

(v)	WMC Resources Ltd is currently the subject of a taxation audit by the Australian Taxation Office. The company does not expect any material liabilities to arise as a result of this audit.

	As at 31 December 2002 A$m	As at 31 December 2001 A$m
39. COMMITMENTS
(a) Capital expenditure contracted for:
Contracts for purchase of assets comprising mine properties and mine development, and property, plant and equipment. Payments: Within one year	77.7	35.4

	77.7	35.4

(b) Potential expenditure on exploration and mining titles and attached business commitments

These tables set out estimates of expenditures which may be incurred for exploration, evaluation and mining activities during the life of current WMC Resources exploration and mining tenements and earning rights under farm-in and option entitlements. These sums are commitments for work expected to be beneficial to WMC Resources and include payments to vendors in which WMC Resources has earning rights. Australian mining laws generally require that certain levels of expenditure be incurred, rather than any payment made to government, to maintain tenements in good standing. Mining laws in other jurisdictions may vary. This disclosure represents maximum potential expenditure that may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

(i) Exploration and mining titles
Within one year	14.7	19.2
Later than one year but not later than 5 years	54.7	95.4
Later than 5 years	89.0	260.5

	158.4	375.1

(ii) Business undertaking commitments
Within one year	5.8	2.9
Later than one year but not later than 5 years	22.9	12.7
Later than 5 years	41.5	15.9

	70.2	31.5

(c) Lease commitments contracted for operating leases (other than mineral and exploration leases)

The company and certain of its subsidiaries lease plant, warehouse and office facilities and motor vehicles for varying periods. Operating leases that expire generally are expected to be renewed or replaced by other leases. The following is the future minimum rental commitments.

(i) Lease commitments payable at balance date
Within one year	18.6	21.8
Later than one year but not later than 5 years	67.0	76.4
Later than 5 years	62.6	76.8

	148.2	175.0

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39.	COMMITMENTS (Continued)
	As at 31 December 2002 A$m	As at 31 December 2001 A$m
(d) Sub Leases
(i) Rental income included in profit and loss	—	1.2

(ii) Lease commitments receivable at balance date
Within one year	0.1	1.6
Later than one year but not later than 5 years	0.2	4.9

	0.3	6.5
(e) Other commitments(1)
Commitments for payments to suppliers under long-term contracts existing at reporting date but not recognized as payable
Within one year	372.1	59.4
Later than one year but not later than 5 years	1,165.5	235.6
Later than 5 years	528.2	586.4

	2,065.8	881.4

(1)	WMC Resources is party to a number of gas supply, gas conversion, shiploading, rail transport and sulphuric acid supply agreements. Under these take or pay contracts, WMC Resources is obligated to pay a minimum amount for the above commodities and services even if those commodities or services are not required for operations. Commitments related to these contracts total A$198.3 million in 2003, A$213.3 million in 2004, A$222.7 million in 2005, A$226.5 million in 2006, A$218.1 million in 2007. Expenditures under these contracts totaled A$203.5 million in 2002, $168.3 million in 2001 and A$130.0 million in 2000.

(f)	Sales contracts and commitments

WMC Resources sells nickel metal, nickel matte, nickel concentrate and various intermediate products. Approximately 75% of nickel metal sales for the year ended 31 December 2002 were made under short to medium term contractual arrangements, to a large number of customers in Europe, North America and Asia. These contracts extend through varying periods expiring between 2003 and 2004. Approximately 95% of nickel-in-matte and nickel-in-concentrate sales for the year ended 31 December 2002 were made under long term contracts expiring between 2003 and 2008. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

Approximately 90% of Olympic Dam’s copper production for the year ended 31 December 2002 was sold to customers in Europe, Australia and Asia under contracts which are negotiated. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

More than 90% of Olympic Dam’s uranium production is committed under long-term sales contracts with well established and reputable electricity generating utilities. Sales of uranium oxide in 2002 were made to the United Kingdom, Finland, Sweden, Belgium, France, Japan, Canada and the United States. Contract prices are fixed.

In relation to the fertilizer operations, supply contracts are in place with major Australian fertilizer distributors for the delivery of between 440,000 and 590,000 tonnes of DAP per year, depending on customer requirements. These contracts expire in 2004. Contracts covering domestic MAP sales of between 120,000 and 200,000 tonnes per year will become effective once commercial production volumes are commenced. These contracts extend through varying periods expiring between 2006 and 2009. WMC Resources has also contracted to export 350,000 tonnes per year of high analysis fertilizer into Asia. The arrangement provides for up to 500,000 tonnes per year to be sold if required by WMC Resources. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates. These contracts expire in 2005.

All of WMC Resources’ major products are able to be purchased on a spot market in order to fulfill the sales contracts referred to above if required.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40.	SUPERANNUATION BENEFITS

From 27 July 2001, all employer contributions and ongoing management of employee’s superannuation entitlements have been managed by the WMC Superannuation Plan (the Plan), an independently managed sub-plan of the Plum Superannuation Fund (the Fund).

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment. WMC does not sponsor any other defined—benefit post retirement plans. For non-Australian employees WMC Resources contributes to an appropriate accumulation plan as required by agreement or under local legislation.

The Plan has three categories of membership.

The Defined Benefit Category was closed to new members effective 1 July 1994, however, the then members had, and continue to have, the option to remain in the Defined Benefit Category or to transfer to the Accumulation Category. The Defined Benefit Category provides lump sum benefits based on period of service, age and final average salary. Members in this category make a compulsory contribution of 3.4 per cent deducted from after tax salary or 4.0 per cent deducted from before tax salary.

The Accumulation Category, which all new staff members must join, commenced on 1 July 1994. This category of membership offers a minimum company contribution (subject to certain cashing out options and legislation) of 11.5 per cent of basic annual salary to each member’s account in the Plan. Members also have the option to make voluntary contributions to their account.

The Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. Under legislation the Group is required to make minimum contributions. Effective 1 July 2002, the contribution rate increased to 9 per cent of ordinary time earnings. Members also have the option to make voluntary contributions to their personal account.

WMC Resources and its controlled entities contribute to the Plan as required by the Plan rules, any relevant employee agreements, or legislation.

Actuarial assessment (where appropriate) of the Plan (and previously the WMC Superannuation Fund) is made at three yearly intervals, and the last such assessment was made as at 1 July 2001, by Mr R R Codron, BSc Hons, FIA, FIAA, ASIA. Based on the calculations made as part of that assessment, the Directors of the company are of the view that as at the date of the assessment, the assets of the Plan were sufficient to satisfy all benefits that would have vested under the Plan in the event of termination of the Plan or voluntary or compulsory termination of employment of each employee.

The principal assets of the Plan are managed by external investment managers appointed by the Trustee of the Plan and are regularly monitored by the Plan’s asset consultants. External managers may use derivatives as part of normal investment and risk management practice within the terms of their appointment and in accordance with the Risk Management Statement required by legislation. Investment managers are not permitted to use derivatives to gear investments.

The following amounts are based on information from the WMC Superannuation Plan which had a financial year ended 30 June. The most recent audited information available is at 30 June 2002.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40.	SUPERANNUATION BENEFITS (Continued)

WESTMINER SUPERANNUATION FUND (WMC Limited’s Superannuation Fund)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
(a) Change in benefit obligation
Benefit obligation at end of prior year	222.4	193.9	171.1
Service cost	32.3	26.1	24.2
Interest cost	11.8	10.2	11.0
Actuarial (gains) losses	(37.5)	12.9	5.7
Members transferring from other funds	8.3	1.7	3.4
Benefits and expenses paid	(57.6)	(23.7)	(23.0)
Plan participants contributions	4.3	1.3	1.4

Benefit obligation at end of period	184.0	222.4	193.8

(b) Change in plan assets
Fair value of plan assets at end of prior year	204.0	202.3	195.4
Actual return on plan assets	(22.5)	(0.7)	24.7
Transfers in from other funds	8.3	1.7	3.4
Employer contributions	22.5	23.1	0.3
Plan participants’ contributions	4.3	1.3	1.4
Benefits and expenses paid	(57.6)	(23.7)	(22.9)

Fair value of plan assets at end of period	158.9	204.0	202.3

(c) Reconciliation of funded status
Funded status	(25.1)	(18.3)	8.5
Unrecognized net gain	(18.5)	(24.3)	(56.2)
Unamortized prior service cost	—	0.1	0.3
Unrecognized net transition asset	—	(1.6)	(4.9)

Accrued pension cost	(43.6)	(44.1)	(52.3)

(d) Components of net periodic benefit costs
Service cost	32.3	26.1	24.2
Interest cost	11.8	10.2	11.1
Expected return on plan assets	(14.2)	(15.3)	(14.2)
Amortization of prior service cost	0.1	0.1	0.1
Amortization of gain	(1.3)	(3.0)	(2.9)
Amortization of unrecognized net transition asset	(1.6)	(3.3)	(3.3)
FAS 88 adjustment	(5.3)	—	—

Net periodic benefit costs	21.8	14.8	15.0

(e) Weighted average assumptions
Discount rate	6.0	6.0	5.5
Expected long-term return on plan assets	7.0	7.5	7.5
Rate of compensation increase	3.5	3.5	3.5

(f) WMC Resources is a sponsor of defined contribution pension plans. Expenses relating to those plans were	0.3	23.1	0.3

(g)	At balance date the plan does not hold any ordinary shares directly in WMC Resources Ltd (WMC imited’s shares held in prior years were Dec 2001: 81,790; Dec 2000: 237,263).

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41.	RELATED PARTY TRANSACTIONS

Related	parties of WMC Resources fall under the following categories:

(a)	Controlling, commonly controlled and wholly owned entities

Information relating to the investment in controlled entities is set out in Note 37. Information relating to dividends and interest are set out in Notes 2 and 3 respectively.

(b)	Superannuation funds

Information relating to staff superannuation funds is set out in Note 40.

(c)	Directors

(i)	The names of each person holding the position of director of the parent entity during the financial year are:

I G R Burgess AO (Chairman)

H M Morgan AC (Chief Executive Officer and director until 1 January 2003)

A G Michelmore (appointed a director on 13 August 2002 and Chief Executive Officer from 1 January 2003)

T C-E Bergman

Professor A E Clarke AO

P J Knight

D E Meiklejohn (appointed a director on 19 April 2002)

D M Morley (retired on 4 September 2002)

M J Phillips AM (retired on 18 June 2002)

R A G Vines

I E Webber AO

(ii)	Details of directors’ remuneration, superannuation and retirement payments are set out in Note 42.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or its controlled entities since the end of the previous financial year, and there were no material contracts involving directors’ interests existing at balance date.

(d)	Loans to directors

	2002 A$’000	2001 A$’000

(i) The directors of WMC Resources were also, prior to the demerger, directors of WMC Limited, the parent entity of WMC Resources and the other businesses carved out and transferred to WMC Resources as part of the demerger. Loans to directors of controlled entities included in receivables comprise secured loans under the Employee Share Purchase Plan.	—	4.9

Two share plan loans to directors were repaid during the year. These related to and were secured by shares allocated by WMC Limited under the 1988 allotment of the Employee Share Purchase Plan (ESPP) (loan to R T Bills) and the 1987 and 1988 Partly Paid Share Plan (PPSP) 1994 allotment of the Senior Staff Share Issue (loan to J Balkau). Both loans were interest free with repayments due in November 2003. The PPSP loan to J Balkau was repaid in full and the ESPP loan to R T Bills was reduced by a dividend repayment. The remainder of the loan was forgiven.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41.	RELATED PARTY TRANSACTIONS (continued)

	2002 A$’000	2001 A$’000
(ii) Reconciliation of movement in loans to directors
Loans to directors at 1 January 2002	4.9	5.9
New loan granted to J Balkau during the financial year (repaid in full during the year)	93.0	—
Loan repayments received	(93.4)	(1.0)
Loans forgiven	(3.6)	—
Other movements(1)	(0.9)	—

Loans to directors at 31 December 2002	—	4.9

(1)	Relates to $951 which was owed by a director who retired during the year ended 31 December 2001, and thus ceased to be a related party for the current financial year.

(e)	Shareholding transactions of directors

The directors of WMC Resources Ltd were also, prior to the demerger, directors of WMC Limited, the parent entity of WMC Resources and the other businesses carved out and transferred to WMC Resources as part of the demerger. The following information relates to their transactions as shareholders of WMC Limited up to the date of the demerger and to their transaction as shareholders of WMC Resources from December 2, 2002 (as shares were issued in WMC Resources on a WMC Limited one for one basis).

Where a director of WMC Resources Ltd was a shareholder in WMC Resources Ltd, and prior to the demerger in WMC Limited, their transactions include:

–	the purchase and/or sale of shares; and/or

–	the receipt of dividends.

All these transactions were conducted on a commercial basis, on conditions no more favourable than those available to other shareholders.

Some directors of WMC Resources Ltd, who were also employees of the WMC Resources Ltd group, were eligible to participate in the company’s Employee Option Plan, and were issued with options, priced at market value. These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

	Number of Shares
	2002	2001
The aggregate number of shares acquired by the directors of the parent entity or their director related entities as a result of the WMC Limited demerger was:	808,407	—
The aggregate number of share acquired by the directors of the parent entity or their director related entities through purchases was:	138,640	10,000
The aggregate number of options acquired by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	—
The aggregate number of options allocated to directors of the parent entity or their director related entities as a result of the WMC Limited demerger was:	1,725,000	—

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:

- fully paid shares

- partly paid shares

- options (lapsed)

- options (shares exercised and sold)

	— — — 300,000	11,000 — — 300,000
Details of shares and share options held by directors of the parent entity or their director related entities at 31 December are as follows:
- fully paid shares	946,957	434,459
- ordinary shares partly paid to five cents	—	331,000
- options for ordinary shares	1,425,000	1,470,000
- Central Norseman Gold Corporation Limited, fully paid shares	—	2,000

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41.	RELATED PARTY TRANSACTIONS (continued)

All other transactions relating to shares and options of WMC Resources Ltd, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

(f)	Other transactions of directors and director related entities

The directors of WMC Resources were also, prior to the demerger, directors of WMC Limited, the parent entity of WMC Resources and the other businesses carved out and transferred to WMC Resources as part of the demerger. The following information relates to their transactions as shareholders of WMC Limited.

A number of the directors of WMC Resources Ltd are also directors of other public companies that may have transactions with the WMC Resources group. The relevant directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either those companies or the WMC Resources group in their dealings with one another. Those companies are therefore not considered to be director-related entities for the disclosure requirements of Accounting Standard AASB 1017: Related Party Disclosures.

(i)	Legal/financial service fees

A number of directors of WMC Resources Ltd controlled entities are associated with legal and financial service firms which have provided services to WMC Resources Ltd group companies during the financial year, on normal commercial terms and conditions. The total of those services amounts to $1,511,590 (2001: $916,259).

(ii)	Other transactions

Entities associated with directors of WMC Resources Ltd controlled entities have purchased fertilizer totaling $14,199 (2001: $14,325) on normal commercial terms and conditions from a WMC Resources Ltd controlled entity.

Mr H. M. Morgan received a deferred directors fee payment of A$890,906 under the Alcoa Inc Directors Deferred Fee Plan.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42.	REMUNERATION OF DIRECTORS

The directors of WMC Resources were also, prior to the demerger, directors of WMC Limited, the parent entity of WMC Resources and the other businesses carved out and transferred to WMC Resources as part of the demerger.

The disclosures below relate to their remuneration from WMC Limited.

	Year to 31 Dec 2002 A$’000	Year to 31 Dec 2001 A$’000	Year to 31 Dec 2000 A$’000
(a) Total income received, or due and receivable from:
Parent entity
-Executive directors:	13,907	3,480	2,505
-Non-executive directors:	1,113	884	882
Controlled entities
-Executive directors	8,266	10,895	12,742
-Non-executive directors	66	259	208

CONSOLIDATED TOTAL:	23,352	15,518	16,337

The aggregate amounts listed in the above table include any retirement allowances.

(b)	Certain directors may also receive options under the WMC Option Plan, refer to Note 41(e).

(c)	The number of directors of the parent entity whose income from the parent entity or related bodies corporate falls within the following bands:

	Number of Directors
	2002	2001	2000
$ 60,000 - $ 69,999	1	—	—
$ 70,000 - $ 79,999	—	2	4
$ 80,000 - $ 89,999	—	2	—
$ 90,000 - $ 99,999	4	—	1
$100,000 - $109,999	—	1	—
$120,000 - $129,999	—	—	1
$130,000 - $139,999	—	1	—
$150,000 - $159,999	1	—	—
$180,000 - $189,999	—	—	1
$200,000 - $209,999	—	2	—
$250,000 - $259,999	1	—	1
$270,000 - $279,999	1*	—	—
$920,000 - $929,999	—	—	1
$1,300,000 - $1,309,999	1	—	—
$1,410,000 - $1,419,999	—	1	—
$1,570,000 - $1,579,999	—	—	1
$2,060,000 - $2,069,999	—	1	—
$3,010,000 - $3,019,999	1*	—	—
$9,590,000 - $9,599,999	1*	—	—

	11	10	10

*	Includes retirement allowances

Executive directors do not receive director’s fees, but are remunerated on the same basis (i.e. salary and benefits) as executive officers, as indicated in Note 43.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43.	REMUNERATION OF EXECUTIVES

	Year ended 31 Dec 2002 A$’000	Year ended 31 Dec 2001 A$’000
(a) Total income received, or due and receivable, from entities in the group and related bodies corporate by all executive officers (including directors) working within Australia whose income exceeded $100,000	38,137	28,293

- of which the total income received, or due and receivable, by 37 (2001:46) currently employed executive officers (including directors) whose income exceeded $100,000 was;	20,414	18,216
- of which the total income received or due and receivable by 13 (2001:16) former executive officers whose income exceeded $100,000 was	17,723	10,077

	38,137	28,293

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43.	REMUNERATION OF EXECUTIVES (continued)

	Number of Executive Officers Working within Australia Group				Working outside of Australia Group
	2002 Current	2002 Former	2001 Current	2001 Former	2002	2001
(b) The number of executive officers, (including directors based in Australia, and outside of Australia, whose income from the group and related bodies corporate falls within the following bands:
$ 140,000 - $ 149,999	—	—	1	—	—	—
$ 160,000 - $ 169,999	1	—	—	—	—	—
$ 180,000 - $ 189,999	—	1	—	—	—	—
$ 190,000 - $ 199,999	—	1	—	—	—	—
$ 210,000 - $ 219,999	—	—	2	—	—	—
$ 220,000 - $ 229,999	—	—	—	1	—	—
$ 240,000 - $ 249,999	1	1	5	—	—	—
$ 250,000 - $ 259,999	3	—	7	—	—	—
$ 260,000 - $ 269,999	3	—	7	—	—	—
$ 270,000 - $ 279,999	4	—	2	—	—	—
$ 280,000 - $ 289,999	—	—	2	—	—	—
$ 290,000 - $ 299,999	1	1	2	—	—	1
$ 310,000 - $ 319,999	—	1	2	1	—	—
$ 320,000 - $ 329,999	1	—	3	—	—	—
$ 330,000 - $ 339,999	—	1	—	1	—	—
$ 340,000 - $ 349,999	—	—	1	—	1	—
$ 350,000 - $ 359,999	—	—	—	1	1	—
$ 360,000 - $ 369,999	—	—	1	—	—	—
$ 370,000 - $ 379,999	—	—	1	—	—	—
$ 380,000 - $ 389,999	—	—	1	—	—	1
$ 390,000 - $ 399,999	—	—	—	—	1	1
$ 400,000 - $ 409,999	1	1	2	—	—	—
$ 410,000 - $ 419,999	1	—	—	—	—	—
$ 420,000 - $ 429,999	—	—	—	1	—	—
$ 430,000 - $ 439,999	2	2	—	1	—	—
$ 440,000 - $ 449,999	—	—	—	2	—	—
$ 450,000 - $ 459,999	1	—	—	—	—	—
$ 470,000 - $ 479,999	4	—	—	—	—	1
$ 480,000 - $ 489,999	1	1	—	1	—	—
$ 500,000 - $ 509,999	—	—	—	1	—	—
$ 510,000 - $ 519,999	—	—	1	—	—	—
$ 520,000 - $ 529,999	1	—	—	—	—	—
$ 530,000 - $ 539,999	1	—	—	—	1	—
$ 550,000 - $ 559,999	1	—	—	—	—	—
$ 560,000 - $ 569,999	—	—	1	—	—	—
$ 580,000 - $ 589,999	1	—	—	—	—	—
$ 630,000 - $ 639,999	1	—	—	1	—	—
$ 650,000 - $ 659,999	1	—	—	—	—	—
$ 660,000 - $ 669,999	—	1	—	—	—	—
$ 690,000 - $ 699,999	—	—	—	—	1	—
$ 700,000 - $ 709,999	1	—	—	—	—	—
$ 720,000 - $ 729,999	—	—	—	1	—	—
$ 730,000 - $ 739,999	1	—	—	—	—	—
$ 750,000 - $ 759,999	—	—	1	—	—	—
$ 780,000 - $ 789,999	—	—	—	1	—	—
$ 800,000 - $ 809,999	—	—	1	—	—	—
$ 830,000 - $ 839,999	—	—	—	—	1	—
$ 880,000 - $ 889,999	—	—	—	1	—	—
$ 890,000 - $ 899,999	1	—	—	—	—	—
$1,050,000 - $1,059,999	—	—	1	—	—	—
$1,320,000 - $1,329,999	—	—	—	—	—	1
$1,380,000 - $1,389,999	1	—	—	—	—
$1,410,000 - $1,419,999	—	—	1	—	—	1
$1,430,000 - $1,439,999	—	—	—	1	—	—
$1,440,000 - $1,449,999	—	—	—	—	—	1
$1,470,000 - $1,479,999	1	—	—	—	—	—
$1,590,000 - $1,599,999	1	—	—	—	—	—
$1,640,000 - $1,649,999	—	—	—	1	—	—
$1,930,000 - $1,939,999	1	—	—	—	—	—
$2,060,000 - $2,069,999	—	—	1	—	—	—
$4,140,000 - $4,149,999	—	1	—	—	—	—
$9,590,000 - $9,599,999	—	1	—	—	—	—

	37	13	46	16	6	7

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44.	REMUNERATION OF AUDITORS

	Year ended 31 Dec 2002 A$’000	Year ended 31 Dec 2001 A$’000
(a) Remuneration for audit or review of the financial reports of the parent entity or any entity in the economic entity:
Auditors of parent entity:–PricewaterhouseCoopers
-parent entity	360	360
-controlled entities	169	524
Other member firms of PricewaterhouseCoopers International	127	115
Other auditors of controlled entities	—	—

	656	999

(b) Remuneration for audit related services
-US registration of WMC Resources Ltd	949	—
-Annual report on US Form 20-F	148	163

	1,097	163

(c) Remuneration for tax services
-Australian tax services	232	239
-Overseas tax services	181	211

	413	450

(d) Remuneration for other services by the parent entity auditors of controlled entities.
- Independent accountants report and due diligence services in connection with the demerger of WMC Limited	3,315	693
Risk management services	684	120

	3,999	813

TOTAL	6,165	2,425

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP

The accounting policies and accounting standards under which the consolidated financial statements of WMC Resources are prepared are in accordance with Australian GAAP. The major differences between Australian GAAP and US GAAP are summarized and reconciled below.

(a)	Research and development

Expenditure incurred on research and development may be capitalized and deferred in Australia to the extent that such expenditure is expected to be recoverable. Under US GAAP, all such expenditure is expensed as incurred.

(b)	Pension funds

The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. WMC Resources does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, WMC Resources has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions” for US GAAP reconciliation purposes. WMC Resources does not sponsor post retirement defined-benefits other than pensions.

(c)	Exploration and evaluation expenditure

•	Expenditure incurred on the exploration and evaluation of minerals properties may be capitalized and deferred in Australia to the extent that such expenditure is expected to be recoverable. Under US GAAP geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Under both Australian GAAP and US GAAP, the cost of purchasing unproven property is capitalized when incurred and either transferred to proven properties when proven or written off as impaired.

(d)	Income tax

Under Australian GAAP, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated. Under US GAAP, the recognition and carry forward of future income tax benefits differs from Australian GAAP in the following areas:

•	Tax assets and liabilities relating to temporary timing differences are all classed as non-current under Australian GAAP. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect.

•	Tax assets relating to tax losses are not brought to account under Australian GAAP unless their ultimate realization is virtually certain. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(e)	Start up costs

Under Statement of Position 98-5, “Reporting on the Costs of start-up activities”, the costs of start-up activities including organizational costs, are required to be expensed as incurred. Under Australian GAAP start up costs are capitalized and deferred as part of the mineral extraction or processing facilities being developed or constructed. These deferred costs are then amortized from the start of production over the life of the facilities concerned.

(f)	Real estate profit recognition

Under US GAAP, real estate revenue is not recognized by the full accrual method until certain criteria are met. The sale of tenements at Kambalda did not meet all these conditions in 2000 and sales and profit was not recognized until 2001.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

(g)	Cash flow

Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities. In addition, payments for post-production waste removal costs and research and development are included in cash flows from operating activities for US GAAP, while for Australian GAAP, they are investing cash flows. Other differences in the US GAAP statement of cash flows relate to those items capitalized under Australian GAAP that would be expensed under US GAAP and would be included in the US GAAP cash flows from operating activities.

(h)	Fair value accounting for derivatives

Under Australian GAAP, effective hedges are measured at spot price and hedging gains/losses are deferred on the balance sheet as part of other liabilities and assets. Under US GAAP effective hedges are measured at fair value and gains/losses are recognized as part of other comprehensive income.

Adoption of FAS 133

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on January 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded the following net-of-tax cumulative effect adjustments in earnings as of January 1, 2001:

A$m
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

In addition, the Company recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of January 1, 2001.

A$m
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	29.2
Previously deferred hedging gains and losses	(647.9)

Total adjustment net of tax	(618.7)

Accounting for derivatives and hedging activities

WMC Resources formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. WMC Resources also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, WMC Resources discontinues hedge accounting prospectively, as discussed below.

WMC Resources discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) it is probable that the forecasted transaction will not occur; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

(h)	Fair value accounting for derivatives (continued)

Fair-value hedges

WMC Resources may use interest rate swaps to convert a portion of its non prepayable fixed-rate debt into floating-rate debt. Under the interest rate swap contracts, WMC Resources agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

Cash flow hedges

WMC Resources’ sales are denominated in United States dollars. WMC Resources enters into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. WMC Resources enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

For US GAAP, for the year ending December 31, 2002, WMC Resources recognized a net gain after tax of $0.2 million representing the change in time value on certain of WMC Resources’ forward contracts that had been excluded from the assessment of hedge effectiveness. A net loss after tax of $4.3 million was recorded for the ineffective portion of certain options designated as cash flow hedges.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net gain after tax of $94.2 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was $128.6 million.

For US GAAP, as at December 31, 2002, $128.3 million of deferred net losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified as earnings during the next twelve months.

The maximum term over which WMC Resources is hedging exposures to the variability of cash flows using derivative instruments for all forecasted transactions is seven years.

Subsequent gains and losses on cash flow hedges are taken to other comprehensive income and are reclassified to profit and loss in the same period the hedged transaction is recognized. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognized under Australian GAAP until the hedged transaction is recognized.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Income Statement immediately. For Australian GAAP any ineffectiveness is recognized over the term of the derivative.

(i)	The right to royalties received from sale of gold operations not recognized

The right to royalties received in consideration for the gold mines sold during 2001 has been recognized at fair value under Australian GAAP and included in the determination of the gain on disposal. Under US GAAP, since the right to the royalties received had not been realized at December 31, 2001, WMC Resources retained an amount of the carrying value of the mines on the balance sheet at December 31, 2001 in the proportion that the value of the right to the royalties bears to the total value of the consideration received. The increase in net income for US GAAP represents the difference in carrying value when the royalty was sold during the year ended December 31, 2002.

(j)	Revenue from insurance proceeds

Under Australian GAAP, insurance proceeds are recognized when WMC Resources is satisfied that a valid claim exists which will be accepted, it is probable that the amount will flow to WMC Resources and the amount can be measured reliably. Under US GAAP, insurance proceeds are not recognized as revenue until realized, either through receipt of the insurance proceeds or an agreement with the insurance provider as to the amount of insurance proceeds to be received. As of December 31, 2002, WMC Resources had not yet concluded an agreement on the full amount of insurance proceeds to be received.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

(k)	Option payment capitalized

An option payment made in 2000 for the right to participate in the Corridor Sands bankable feasibility study and earn an interest in any resultant development was deferred and amortized over the period during which the study is undertaken. Under US GAAP the payment has been expensed when incurred.

(l)	Accounting change—Depreciation and Amortization

Effective January 1, 2002 the company changed its methodology for the determination of amortization of mine development assets (including post production waste removal costs) under US GAAP. Prior to January 1, 2002 the company amortized mining development on a composite basis. Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the units-of-production method based on total developed and undeveloped proven and probable reserves.

After considering the evolving US industry practice in this area, management decided to revise its amortization methodology prospectively. Effective January 1, 2002 US GAAP depreciation for mine development assets (including post-production waste removal costs) excludes consideration of future development costs. Refer to Note 45(m) for details of the new policy for amortization of mine development and Note 45(n) for amortization of post-production waste removal costs. The cumulative effect recorded on January 1, 2002 of changing to the new accounting policy is A$39.5 million (post-tax).

(m)	Amortization of mine development and deferred post-production waste removal costs

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or reserves for which no further capital expenditure is required. No future development costs are taken into account in calculating the amortization charge.

Life of mine plan development comprises capital expenditures that will be utilized in the extraction of all the proven and probable ore reserves in the current detailed mine plan. These expenditures are predominantly incurred up-front and in advance of any ore extraction or during major expansions. The types of development included in this category are ore haulage shafts, initial decline, ore passes and chutes and underground ore crusher cavities and are intended to be used for the extraction of all ore within the current mine plan. These costs are amortized on a units-of-production basis over the total proven and probable reserves in the current mine plan.

Development which is amortized over reserves for which no further capital expenditure is required comprises capital expenditure to provide access to various areas within the mine to allow the extraction of ore to commence. The types of development included within this category are: access and perimeter drives, ventilation drives and rises, and progressive declining subsequent to initial contact with the ore body. These costs are amortized on a units-of-production basis over the proven and probable reserves that can be currently accessed without future capital development costs being incurred.

(n)	Post–production waste removal costs

Under Australian GAAP, expenditure incurred on post-production waste removal (stripping) is accumulated and deferred on the balance sheet as part of Mine properties and mine development. For US GAAP, these deferred production costs are classified in the balance sheet as other non-current assets. Amortization of post-production waste removal costs is included in cost of goods sold in the income statement. The US GAAP movements and closing balances of post-production waste removal costs as follows:

	2002 A$m	2001 A$m	2000 A$m
Opening balance	161.5	140.7	127.8
Cumulative effect adjustment	(38.1)	—	—
Costs capitalized	98.3	102.1	72.5
Amortisation charge	(80.0)	(81.3)	(59.6)

Closing balance	141.7	161.5	140.7

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

For US GAAP, the amortization of deferred post-production waste removal costs is determined by applying a life-of-mine waste-to-metal stripping ratio. The stripping ratio is calculated by comparing the recoverable metal included in the proven and probable reserves to be extracted over the life of the mine to the total volume of waste to be extracted over the same period. This ratio is then applied to the production of metal for the period to determine the amortization charge. The life of mine waste-to-metal stripping ratio used for the amortization of post production waste removal costs was: Mt Keith 2002: 691, 2001: 699, 2000: 704, Harmony 2002: 749, 2001: 662, 2000: 607. The full amount of post-production waste removal costs incurred will not be expensed until the end of the mine life. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2018 for Mount Keith and 2004 for the Harmony Mine at Leinster.

The accounting for stripping costs smoothes the cost of waste-rock removal over the life of the mine rather than expensing the actual waste removal cost incurred in each period. As evidenced by the table above, the deferred stripping accounting resulted in a decrease to production costs as compared to actual costs incurred for each period presented. Should actual waste removal costs to date be less than imputed life of mine costs as calculated using the life of mine stripping ratio at a particular point in time, this balance may be in credit.

There is mixed accounting practice in this area and some mining companies expense waste removal costs as incurred, which policy, if followed, may result in the reporting of greater volatility in period to period results of operations.

Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

As waste removal activities are an integral part of the mining operation, the deferred stripping asset is grouped with the other assets at the mine site or other level which represents the lowest level of separately identifiable cash flows in order to assess recoverable amount.

(o)	Lease commitments

Under Australian GAAP, a provision has been raised for the present value of future payments for surplus lease space under non-cancelable operating leases, and for leased space under non-cancelable operating leases which is to be considered subject to an onerous contract. These provisions are not allowable under US GAAP.

(p)	Transfers of net assets and exchange of shares between entities under common control

Prior to effecting the demerger, through a series of transactions internal to the WMC Limited Group, WMC Resources Ltd acquired WMC Limited’s shares in the legal entities that held its copper-uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as WMC Limited’s exploration and development interests other than those relating to Alcoa World Alumina and Chemicals (AWAC). Under Australian GAAP, these acquisitions were made at the fair value of the net assets acquired, in return for shares in WMC Resources Ltd. Under US GAAP, these acquisitions are accounted for in accordance with “Financial Accounting Standard No 141 “Business Combination”, as transfers of net assets and exchanges of shares between entities under common control, which requires that all such transactions are recorded at the historic carrying amounts. Consequently, the following adjustments between Australian GAAP and US GAAP arise:

(i)	Copper-uranium idle and inactive assets

Under Australian GAAP certain idle and inactive assets of the copper-uranium business were acquired by WMC Resources Ltd at their fair value. Under US GAAP, these assets are acquired at carrying value.

(ii)	Copper-uranium acquired mineral rights

For the Australian GAAP financial statements, the excess of the cost of acquisition of the copper-uranium business unit over the fair value of its other identifiable net assets acquired was brought to account as “acquired mineral rights”, which are amortized on a straight line basis over the period during which the benefits are expected to arise. Under US GAAP, the acquired mineral rights balance is not recorded as the assets are transferred at carrying value.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

(p)	Transfers of net assets and exchange of shares between entities under common control (continued)

(iii)	Fertilizer assets fair value adjustment

Under Australian GAAP, the assets of the Fertilizer business were recorded at their fair values, which were lower than their book carrying values, as part of the acquisition by WMC Resources. This fair value adjustment of $289.6 million was applied against the intangible assets and property, plant and equipment of the Fertilizer operations. For US GAAP purposes the transfer is recorded at book value at the date of transfer and the assets are not considered to be impaired under US GAAP in accordance with FAS 144. Consequently, there is a difference between the carrying value of the assets and the depreciation charge on an Australian GAAP basis and a US GAAP basis. Of the total fair value adjustment of $289.6 million, $107.6 million relating to start-up costs has already been expensed for US GAAP (refer to (e) above).

(iv)	Deferred tax balances acquired

On acquisition, the deferred tax balances of the Fertilizer business and of WMC Finance Limited were assessed to have a fair value of nil under Australian GAAP on the basis that their recoverability was not virtually certain. For US GAAP, these balances were acquired at their book values, and, as mentioned in (d) above, provided for to the extent that it is more likely than not that some portion or all of the deferred tax asset will not be realized. This valuation allowance is taken through equity for US GAAP purposes as it relates to the demerger.

(v)	Acquisition of hedge instruments

Upon acquisition of WMC Finance Limited, all of the hedge instruments which were held by this entity were marked to market, resulting in the re-statement of deferred losses and creditors relating to hedging contracts. Net deferred losses were assigned a fair value of zero on acquisition. WMC Finance was acquired at carrying value for US GAAP purposes and therefore the fair value adjustments made under Australian GAAP are reversed for US GAAP. The profit and loss impact of subsequent transactions was based on the original book values rather than the Australian GAAP fair value. Fair value adjustments relating to deferred losses of A$1,458.9 million and deferred gains of A$357.0 million are reversed for US GAAP.

(vi)	Repurchase of Yankee Bonds

Upon acquisition of WMC Finance (U.S.A.) Limited, the Yankee Bonds which were held by the company were revalued to their fair value on the date of acquisition of the entity by WMC Resources. WMC Finance (U.S.A.) Limited was acquired at carrying value for US GAAP purposes and therefore the fair value adjustments are reversed for US GAAP and the profit and loss transactions recorded at their historic carrying value rather than the Australian GAAP fair value. Consequently, at December 31, 2002, additional costs of A$143.7 million are recorded as a reconciling item to US GAAP income to reflect the underlying losses on extinguishment of debt when the Yankee Bonds were repurchased during December 2002, which had been extinguished by the fair value adjustments under Australian GAAP. In addition, the remaining balance of the Yankee Bonds at December 31, 2002 is re-stated to its original book value, resulting in a reduction in liabilities under US GAAP of A$2.2 million.

(vii)	Stamp duty

Stamp Duty of $24.0 million paid on the transfer of assets between entities has been capitalised into the assets acquired under Australian GAAP. For US GAAP, this amount has been expensed in 2002.

(viii)	Other fair value adjustments

Other sundry assets were acquired from WMC Limited at their fair values for Australian GAAP. Under US GAAP, these assets are acquired at their carrying values.

(q)	Asset revaluation reserve

In years prior to 1981 the Directors from time to time revalued upwards certain items of property, plant and equipment to amounts not in excess of those expected to be recouped through future operations or sale. The increments from such upward valuations, which are contrary to US GAAP, were taken to the asset revaluation reserve. The increase asset value resulted in additional depreciation in the years subsequent to the revaluations. The net impact of such upward revaluation on net income, assets and shareholders’ equity is now insignificant.

(r)	Stock options

For US GAAP purposes, WMC Resources applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. APB 25 utilizes the intrinsic value method to recognize compensation costs related to employee stock grants. Compensation is recognized when the quoted market price is higher than the exercise price on the measurement date which is typically the grant date to the employee. To the extent that a compensation charge is recorded, it would be amortized over the vesting period of the options which is typically one year. WMC Resources grants are fixed as the number of options and the exercise price are fixed on the date of grant. Accordingly, no compensation expense has been recognized other than for performance share and restricted stock units. Compensation costs charged against WMC Resources’ results of operations were nil in 2002, 2001, and 2000.

Fair value disclosures:

WMC Resources has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” If WMC Resources had elected to recognize compensation costs based on the fair value at the date of grant for WMC Resources common stock and SAP awards granted subsequent to the demerger in 2002 consistent with the provisions of SFAS No. 123, net (loss)/income available to common shareholders, and the respective per share amounts would have been as follows:

For the Year Ended December 31,
2002
Net (loss) income available to common shareholders (A$m)
- As reported US GAAP	(109.5)
- Pro forma	(129.9)
Net (loss) income available to common shareholders per share—basic and diluted (cents):
- As reported US GAAP	(9.8)
- Pro forma	(11.6)
Assumptions:
- Risk free interest rates	4.8%
- Dividend yield	0%
- Volatility	29.8%
- Expected life in years	3.77

The weighted-average fair value for all WMC Resources stock options and SAPs granted during 2002 was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0%, (ii) expected volatility rate of 29.8%, (iii) expected life of 5 years, and (iv) risk-free interest rate of 4.68%.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
INCOME AND COMPREHENSIVE INCOME STATEMENT—US GAAP RECONCILIATION
Net income attributable to members of the holding company as reported	23.0	126.0	399.9

Adjustments required to conform with US GAAP:
- Research and development costs (a)	0.2	1.9	2.5
- Pension funds (b)	0.5	8.2	(14.6)
- Exploration expenditure capitalized (c)	2.5	(3.7)	(6.7)
- Start up costs (e)
-capitalized cost	—	—	(53.2)
-amortization written back	6.6	7.0	3.6
- Real estate profit recognition (f)
-sale of Kambalda tenements	—	20.2	(20.2)
- Option payment capitalized (k)
-capitalized cost	—	—	(28.6)
-amortization written back	11.4	11.4	2.9
- Fair value of accounting for derivatives (h)	128.6	(164.4)	—
- Royalty received from the sale of gold operations (i)*	13.6	(13.6)	—
- Lease commitments (o)	7.7	—	—
- Transfers of net assets and exchanges of shares between entities under common control (p)
-Copper/uranium acquired mineral rights (ii)	2.2	—	—
-Fertilizer assets fair value adjustment (iii)	(1.1)	—	—
-Repurchase of Yankee Bonds(vi)	(143.7)	—	—
-Stamp duty (vii)	(24.0)	—	—
-Other fair value adjustments (viii)	(9.0)	—	—
- Revenue from insurance proceeds (j)	(58.2)	—	—
- Current year transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs (m),(n)	(4.6)	—	—
- Income tax effect of above	(25.7)	44.7	22.0

Total adjustments	(93.0)	(88.3)	(92.3)

Net (loss)/income in accordance with US GAAP before cumulative effect of change in accounting principle	(70.0)	37.7	307.6

*	This reconciliation item relates to discontinued operations.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
Net (loss)/income in accordance with US GAAP before cumulative effect of change in accounting principle (carried forward)	(70.0)	37.7	307.6

Prior years transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs (post-tax) (m),(n)	(39.5)	—	—

Net (loss)/ income in accordance with US GAAP	(109.5)	37.7	307.6

This is represented by:

Continuing operations:
Net loss/(income) from continuing operations before cumulative effect of change in accounting principle	(121.3)	(231.5)	261.6
Prior year transactional adjustment on adoption of new policy	(39.5)	—	—
Net (loss)/income from continuing operations	(160.8)	(231.5)	241.6
Net income from discontinued operations	51.3	269.2	66.0

Comprehensive Income
Net income in accordance with US GAAP as above	(109.5)	37.7	307.6
Other comprehensive income as reported	3.1	(14.1)	(19.2)
Transitional adjustment on adoption of FAS 133 (h)	—	(618.7)	—
FAS 133 adjustment for current year	192.6	(209.6)	—

Comprehensive (loss)/income in accordance with US GAAP	86.2	(804.7)	288.4

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

	As at 31 December
	2002 A$m	2001 A$m
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION

Shareholders’ equity as reported	3,606.6	3,220.3
Adjustments required to conform with US GAAP:
- Research and development costs capitalized (a)	(0.3)	(0.5)
- Pension funds (b)	(43.6)	(44.1)
- Exploration expenditure capitalized (c)	(14.5)	(37.4)
- Start up costs (e)	(134.6)	(141.2)
- Revenue from insurance proceeds (j)	(58.2)	—
- Option payment capitalized (k)
-current year adjustment	—	(14.3)
- Fair value accounting for derivatives (h)	(943.9)	(1,347.7)
- Royalty received from sale of gold operations (i)	—	(13.6)
- Amortization of mine development and post-production waste removal costs (m), (n)	(61.0)	—
- Lease commitments (o)	7.7	—
- Transfers of net assets and exchanges of shares between entities under common control (p)
-Copper/uranium idle and inactive assets (i)	27.2	—
-Copper/uranium acquired mineral rights (ii)	(1,269.3)	—
-Fertilizer assets fair value adjustment (iii)	289.6	—
-Acquisition of hedge instruments (v)	1,101.9	—
-Repurchase of Yankee Bonds(vi)	2.2	—
-Other fair value adjustments (viii)	12.7	—
- Other	—	1.4
- Income tax effect	56.3	445.9

WMC Resources shareholders’ equity according to US GAAP	2,578.8	2,068.8

	2002 A$m	2001 A$m
ROLL FORWARD ANALYSIS OF SHAREHOLDERS’ EQUITY UNDER US GAAP

Opening WMC Resources shareholders’ equity according to US GAAP	2,068.8	2,888.9
Net (loss)/ income in accordance with US GAAP	(70.0)	37.7
Transitional adjustment on adoption of new policy	(39.5)	—
Other comprehensive income	195.7	(842.4)
Net adjustments resulting from demerger related transactions	411.4	—
Deemed equity contribution/(distribution)	12.4	(15.4)

Closing WMC Resources shareholders’ equity according to US GAAP	2,578.8	2,068.8

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

	As at 31 Dec 2002 A$m	As at 31 Dec 2001 A$m
TOTAL ASSETS US GAAP RECONCILIATION
Total Assets reported using Australian GAAP	7,348.1	8,242.9
Adjustment for Research and development costs capitalized (a)	(0.3)	(0.5)
Adjustment for Exploration expenditure capitalized (c)	(14.5)	(37.4)
Adjustment for Start up costs (e)	(134.6)	(141.2)
Adjustment for fair value of accounting for derivatives (h)	(952.4)	(1,345.9)
Adjustment for Royalty received from sale of gold operations (i)	—	(13.6)
Adjustment for insurance proceeds (j)	(58.2)	—
Adjustment for Option payment capitalized (k)	—	(14.3)
Adjustment for mine development and post-production waste removal (m), (n)	(61.0)	—
Adjustments for transfers of net assets and exchange of shares between entities under common control (p)
-Copper/uranium idle and inactive assets (i)	27.2	—
-Copper/uranium acquired mineral rights (ii)	(1,269.3)	—
-Fertilizer assets fair value adjustment (iii)	289.6	—
-Acquisition of hedge instruments (v)	1,458.9	—
-Other fair value adjustments (viii)	12.7	—
Other minor adjustments	—	1.4

Total Assets according to US GAAP	6,646.2	6,691.4

TOTAL LIABILITIES—US GAAP RECONCILIATION
Total Liabilities reported under Australian GAAP	3,741.5	5,013.6
Adjustment for Pension funds (b)	43.6	44.1
Adjustment for fair value of accounting for derivatives (h)	(8.5)	1.8
Adjustment for lease commitments (o)	(7.7)	—
Adjustments for transfers of net assets and exchange of shares between entities under common control (p)
-Acquisition of hedge instruments (v)	357.0	—
-Repurchase of Yankee Bonds (vi)	(2.2)	—
Income tax effect of US GAAP adjustments	(56.3)	(445.9)

Total Liabilities according to US GAAP	4,067.4	4,613.6

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45.	RECONCILIATION TO US GAAP (Continued)

	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m	Year to 31 Dec 2000 A$m
STATEMENT OF CASH FLOWS—US GAAP RECONCILIATION (g)
Cash flows from financing activities as reported	15.8	(793.7)	(508.9)
Changes in bank overdrafts (net)	(0.2)	(3.7)	3.1

Net cash provided by/(used in) financing activities—US GAAP	15.6	(797.4)	(505.8)

Cash flows from operating activities as reported	336.7	577.7	898.1
Payments for exploration expenditure expensed for US GAAP	—	(3.7)	(6.7)
Payments for start-up costs expensed for US GAAP	—	—	(52.4)
Option payment expensed for US GAAP	—	—	(28.6)
Payments for research and development	(0.4)	—	(0.3)
Deferred stripping expenditure reclassified from investing	(98.3)	(102.1)	(72.1)

Net cash provided by operating activities—US GAAP	238.0	471.9	738.0

Cash flows from investing activities as reported	(381.0)	279.1	(419.3)
Payments for exploration expenditure expensed for US GAAP	—	3.7	6.7
Payments for start-up costs expensed for US GAAP	—	—	52.4
Option payment expensed for US GAAP	—	—	28.6
Reclassification of payments for research and development to operating activities	0.4	—	0.3
Reclassification of deferred stripping expenditure	98.3	102.1	72.1

Net cash (used in)/provided by investing activities—US GAAP	(282.3)	384.9	(259.2)

Net (decrease)/increase in cash and cash equivalents	(28.7)	59.4	(27.0)
Cash and cash equivalents at the beginning of the year	124.1	62.3	76.6
Effects of exchange rate changes on opening foreign currency cash balances and on cash flows during the period	(4.9)	2.4	12.7

Cash and cash equivalents at the end of the financial year	90.5	124.1	62.3

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the Consolidated financial statements.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for WMC Resources in 2003. The statement requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation is to be amortized over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest. WMC Resources is currently assessing the impact of adopting this standard.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections”. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No.13, “Accounting for Leases”, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. WMC Resources adopted SFAS No. 145 on January 1, 2002. The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operations or other exit or disposal activity. We are currently reviewing SFAS No. 146, which is effective for exit or disposal activities initiated after 31 December 2002.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock based Compensation”. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the Company’s year ended December 31, 2002. The Company’s adoption of this pronouncement did not have an impact on financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements are effective for fiscal year 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. No additional disclosure was required upon adoption of this interpretation.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS (Continued)

In January 2003, the FASB issued FIN 46, “consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Company has considered the implications of the disclosure requirements of FIN46 and has concluded that the impact, if any, is not likely to be material.

The Australian Accounting Standards Board (“AASB”) has issued or revised certain accounting standards that are not effective for the fiscal periods reported upon in the consolidated financial statements.

AASB 1020, “Income Taxes” was issued in December 1999. The AASB deferred the operative date during the current year and this standard will not be effective for WMC Resources until 2005. WMC Resources is currently assessing the impact of adopting this standard on its financial report.

AASB1028, “Employee Benefits” was revised in June 2001. It will be effective for WMC Resources in 2003. Application of this standard is not expected to have a significant impact on the company’s financial position.

The Financial Reporting Council has announced that Australia will adopt international accounting standards from 1 January 2005. WMC Resources is currently reviewing the impact of adopting international accounting standards.

Schedule I

WMC RESOURCES LTD

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year A$m	Additions charged to costs and expenses A$m		Charged to other accounts A$m	Deductions A$m	Balance at end of year A$m
		Year ended 31 December, 2002
Future income tax benefit valuation allowance	201.4	380.0	(a)	—	—	581.4
Provision for doubtful debts	7.4	—		—	(1.1)	6.3
Provision for obsolescence and loss	13.7	6.1		—	(2.7)	17.1
Provision for diminution in value of investment	—	—		—	—	—

	222.5	386.1		—	(3.8)	604.8

		Year ended 31 December, 2001
Future income tax benefit valuation allowance	182.1	19.3	(a)	—	—	201.4
Provision for doubtful debts	8.7	—		—	(1.3)	7.4
Provision for obsolescence and loss	12.0	4.0		—	(2.3)	13.7
Provision for diminution in value of investment	0.1	—		—	(0.1)	—

	202.9	23.3		—	(3.7)	222.5

		Year ended 31 December, 2000
Future income tax benefit valuation allowance	149.5	32.6	(a)	—	—	182.1
Provision for doubtful debts	6.9	1.8		—	—	8.7
Provision for obsolescence and loss	8.3	3.8		—	(0.1)	12.0
Provision for diminution in value of investment	0.1	—		—	—	0.1

	164.8	38.2		—	(0.1)	202.9

(a)	Charged/(Credited) to income tax expense

WMC RESOURCES LTD

(Australian Business Number 76 004 184 598)

AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

WMC RESOURCES LTD AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

CONTENTS PAGE

CONSOLIDATED STATEMENT OF INCOME FOR 2002		4
EARNINGS RECONCILIATION TO US GAAP FOR 2002		5

1.	BASIS OF PRESENTATION	6
2.	REORGANIZATION AND DEMERGER	6
3.	PRO FORMA ADJUSTMENTS	6
4.	RECONCILIATIONS IN ACCORDANCE WITH US GAAP	8

WMC RESOURCES LTD AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

The unaudited pro forma consolidated financial statements are primarily derived from the historical audited consolidated financial statements of WMC Resources Ltd for the fiscal year ended 31 December 2002. The unaudited pro forma consolidated statement of income for the year ended 31 December 2002 gives pro forma effect to the demerger which includes the internal reorganization and court-approved Scheme of Arrangement through a capital reduction and dividend distribution as if the demerger had occurred on 1 January 2002. As part of the Scheme of Arrangement, WMC Resources Ltd (“WMC Resources”) acquired from WMC Limited the shares it holds in the legal entities controlling the Fertilizers and Olympic Dam mining operations in return for the issue of WMC Resources shares. In addition, certain other non-AWAC entities including WMC Finance Limited and WMC Limited’s exploration activities were transferred to WMC Resources. Under Australian GAAP, the transfers are accounted for at fair value. Under US GAAP, the transfers are accounted for at book value.

The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to represent what the actual financial performance of WMC Resources Ltd would have been if the demerger had occurred at an earlier date. The pro forma adjustments are based upon currently available information and estimates and assumptions. No pro forma adjustments are made in the unaudited pro forma consolidated statement of income for non-recurring items which will not have a continuing impact on the results of the operations such as demerger costs. Actual adjustments may differ from the pro forma adjustments, and therefore the future operating results of WMC Resources Ltd may differ materially from the unaudited pro forma information.

These unaudited pro forma consolidated financial statements should be read in connection with, and are qualified by reference to, the historical consolidated financial statements and “Operating Review and Financial Prospects” located in this Annual report. For a discussion of the principal differences between generally accepted accounting principles in Australia (“Australian GAAP”) and the United States (“US GAAP”), and reconciliation to US GAAP net income and shareholders’ equity, see note 45 to the “Consolidated Financial Statements of WMC Resources for the fiscal years ended 31 December 2002, 2001, and 2000” .

WMC RESOURCES LTD AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note Ref		As reported WMC Resources(1)	Pro forma Adjustments	Pro forma WMC Resources
			A$ million (except per share amounts)
Net sales revenue			2,487.2	—	2,487.2

Cost of goods sold	3	(a)	(1,840.8)	(6.0)	(1,846.8)
Selling and distribution			(157.3)	—	(157.3)
General and administrative			(312.4)	—	(312.4)
General and administrative—exceptional items			(51.2)	—	(51.2)

			125.5	(6.0)	119.5
Exploration and evaluation			(37.0)	—	(37.0)
Other expenses			(149.0)	—	(149.0)
Other expenses—exceptional items			(99.7)	—	(99.7)
Other income			67.9	—	67.9
Other income—exceptional items			209.9	—	209.9

Income / (Loss) before interest and income tax			117.6	(6.0)	111.6
Interest expense	3	(b)	(152.2)	24.3	(127.9)

(Loss) / income before income tax			(34.6)	18.3	(16.3)
Income tax credit / (expense)	3	(d)	19.9	(7.3)	12.6

Net (Loss) / Income from continuing operations			(14.7)	11.0	(3.7)

Pro forma basic and diluted earnings per share from continuing operations—cents	3	(e)	(1.3)	1.0	(0.3)
Pro forma basic number of shares outstanding	3	(e)	1,115,784,278	—	1,115,784,278
Pro forma diluted number of shares outstanding	3	(e)	1,127,341,817	—	1,127,341,817

(1)	Reported WMC Resources Ltd Consolidated Statements of Income as disclosed in the consolidated financial statements.

The above unaudited pro forma consolidated statement of income should be read in conjunction with the accompanying notes.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

UNAUDITED RECONCILIATION OF AUSTRALIAN GAAP PRO FORMA EARNINGS FROM CONTINUING OPERATIONS TO US GAAP FOR THE YEAR ENDED 31 DECEMBER 2002

	Note Ref		Year ended 31 December 2002
			A$ million (except per share amounts)
Pro forma loss from continuing operations in accordance with Australian GAAP			(3.7)

Adjustments required to conform with US GAAP:

- Research and development costs			0.2
- Pension funds			0.5
- Exploration expenditure capitalized			2.5
- Start up costs
-amortization written back			6.6
- Option payment capitalized
-amortization written back			11.4
- Fair value of accounting for derivatives			128.6
- Lease commitments			7.7
- Transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs:
- current year			(4.6)
- Transfers of net assets and exchanges of shares between entities under common control
-Copper-uranium acquired mineral rights			2.2
-Fertilizer assets fair value adjustment			(1.1)
-Repurchase of Yankee Bonds			(143.7)
-Stamp duty			(24.0)
-Other fair value adjustments			(9.0)
- Revenue from insurance proceeds			(58.2)
- Income tax effect of above			(25.7)

Total adjustments			(106.6)

Pro forma adjustments required to conform with US GAAP:
-Copper-uranium acquired mineral rights	4	(a)	23.2
-Fertilizer assets fair value adjustment	4	(a)	(17.2)

			6.0

Pro forma net income in accordance with US GAAP			(104.3)

Pro forma basic and diluted earnings per share from continuing operations in accordance with US GAAP—cents	3	(e)	(9.3)

Pro forma basic number of shares outstanding	3	(e)	1,115,784,278

Pro forma diluted number of shares outstanding	3	(e)	1,127,341,817

The above unaudited reconciliation of Australian GAAP pro forma earnings to US GAAP should be read in conjunction with the accompanying notes.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in accordance with Australian GAAP and are presented in Australian dollars. Australian GAAP differs in some respects from US GAAP, as they relate to WMC Resources Ltd. For a description of the differences between Australian GAAP and US GAAP and the related effect on the unaudited pro forma financial statements, see Notes 3 and 4 below.

2.	Reorganization and demerger

Pursuant to the demerger, WMC Resources Ltd acquired WMC Limited’s copper/uranium and fertilizer businesses, WMC Finance Limited and WMC Finance (USA) Limited, as well as WMC Limited’s international exploration assets and business other than those relating to AWAC. The effect of the demerger was that eligible WMC Limited shareholders received one WMC Resources Ltd share for each WMC Limited share they held. WMC Resources Ltd has prepared separate unaudited pro forma financial statements which give pro forma effect to the demerger and certain other pro forma adjustments. The WMC Resources Ltd unaudited pro forma financial statements reflect the historical financial statements of WMC Resources adjusted to give pro forma effect to the acquisition of WMC Limited’s copper/uranium and fertilizer businesses, WMC Finance Limited and WMC Finance (USA) Limited, as well as WMC Limited’s international exploration assets and business other than those relating to AWAC and certain other pro forma adjustments as more fully described under Note 3 below, as if the demerger had occurred on 31 December 2001.

3.	WMC Resources Ltd unaudited pro forma adjustments

(a)	Property, plant and equipment and acquired mineral rights amortization and depreciation

Under Australian GAAP, the acquisition by WMC Resources Ltd of WMC Limited’s copper/uranium and fertilizer businesses, WMC Finance Limited and WMC Finance (USA) Limited, as well as WMC Limited’s international exploration assets and business other than those relating to AWAC prior to the demerger resulted in the assets and liabilities being transferred at fair value on the date of transfer. The fair values of the net assets of the operations transferred were calculated using discounted cash flow models. The unaudited pro forma consolidated statement of income includes an adjustment for the difference in depreciation and amortization expense resulting from the differing carrying value of property, plant and equipment, and acquired mineral rights under US GAAP, as if the changes in carrying value had been recorded as at 31 December 2001.

(b)	Current and long-term debt and borrowing costs

In conjunction with the scheme of arrangement, WMC Resources Ltd has obtained new credit facilities to replace the debt borrowings under WMC Limited’s credit facilities. The unaudited pro forma consolidated statement of income includes an adjustment to reflect the reduced interest expense under the new debt balance for the full fiscal year. The adjustment reflects the $600 million which was injected by Alumina Limited in accordance with the demerger agreement for WMC Resources Ltd to repay debt, net of cash of $23 million which was allocated to the Alumina Limited group to fund the payment of Alumina Limited’s share of AWAC’s acquisition of Reynold Metal Company’s 5% interest in MRN and 6% interest in Halco.

A change of  1/8% in interest rates under the facilities would result in additional interest expense of $0.72 million for the year ending 31 December 2002.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(c)	Derivatives and hedging

Consistent with (a) above, the transfers of WMC Finance Limited and WMC Finance (USA) Limited prior to the demerger resulted in the accounting for the derivative financial instruments transferred at fair value on the date of transfer

Under Australian GAAP, hedging and financial instruments are recognized at their fair values based on the mark to market commodity prices and exchange rates current on the date of the demerger. As a consequence, future Australian GAAP earnings will only be impacted by subsequent movements between these prices and exchange rates and the prices and exchange rates when they mature, rather than by movements between rates when the contracts were taken out and when they have matured.

No pro forma adjustment has been made to reflect the earnings impact of recognizing hedging and financial instruments at their fair value as if the demerger had occurred on 31 December 2001.

(d)	Income tax (expense) / credit

The unaudited pro forma consolidated statement of income includes an adjustment to the income tax (expense) / credit in relation to the decreased interest expense under the new debt balance (see Note b above). The adjustment has been calculated at the statutory tax rate in effect during the period presented of 30%. There is no tax effect applicable to the additional depreciation and amortization expense discussed at 3(a) as these amounts are not deductible for tax purposes.

(e)	Pro forma earnings per share and weighted average shares outstanding

Pursuant to the demerger, each WMC shareholder received one share in WMC Resources for every share of WMC Limited. Accordingly, the one for one exchange did not have an impact on the calculation of the pro forma weighted average number of shares outstanding.

Pursuant to the Option Offer, WMC Resources offered those employees who were WMC option holders, for each option held at the Option record date, one WMC Resources option and one Alumina SAP option. The replacement options are on identical maturity terms with the strike price split between Alumina Limited and WMC Resources Ltd. Accordingly, the issuance of the new options to replace the previously existing options exercised does not have an impact on the calculation of the pro forma diluted weighted average number of shares outstanding.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

4.	WMC Resources reconciliation to unaudited pro forma earnings from continuing operations in accordance with US GAAP

Under US GAAP, the demerger is similar to a pro-rata distribution of stock to shareholders and therefore the internal transfers of assets and liabilities made to effect the reorganization and demerger was accounted for at historical cost.

For an analysis of the US GAAP adjustments included in the historical WMC Resources financial statements, see Note 45 to the “Consolidated Financial Statements of WMC Resources for the Fiscal Years Ended 31 December 2002, 2001 and 2000”. Adjustments to determine unaudited pro forma earnings from continuing operations and unaudited pro forma shareholders’ equity in accordance with US GAAP arising in the pro forma financial statements are as follows:

(a)	Property, plant and equipment and acquired mineral rights amortization and depreciation

Under US GAAP, transfers of assets and liabilities between and among subsidiaries under common control are accounted for at book value. The reconciliation includes an adjustment to reverse the difference in depreciation and amortization expense resulting from the differing carrying value of property, plant and equipment and acquired mineral rights recognized under Australian GAAP.

(b)	Derivatives and Hedging

No pro forma adjustment has been made to reflect the earnings impact of recognizing hedging and financial instruments at their fair value as if the demerger had occurred on 1 January 2002. Refer discussion in note 3 (c).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WMC RESOURCES LTD

/s/ Bruce R. Brook

Name:	Bruce R. Brook
Title:	Chief Financial Officer

Date May 2, 2003

1

WMC Resources Ltd

Chief Executive Officer Certification

I, Andrew G. Michelmore, Chief Executive Officer, certify that:

1.	I have reviewed this Annual Report (“Annual Report”) on Form 20-F of WMC Resources Ltd (the “Company”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c)	Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.	The Company’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:     May 2, 2003

/s/ Andrew G. Michelmore

Name:	Andrew G. Michelmore
Title:	Chief Executive Officer

2

WMC Resources Ltd

Chief Financial Officer Certification

I, Bruce R. Brook, Chief Financial Officer, certify that:

1.	I have reviewed this Annual Report (“Annual Report”) on Form 20-F of WMC Resources Ltd (the “Company”);

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c)	Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.	The Company’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:     May 2, 2003

/s/ Bruce R. Brook

Name:	Bruce R. Brook
Title:	Chief Financial Officer

3