Form 20-F
period 2004-12-31
WMC RESOURCES LTD
filed 2005-05-24
CIK 1208222

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Shares outstanding:
Fully Paid Ordinary Shares:	1,172,145,832

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

“Foreign Currency Hedge” means a contract which hedges the foreign exchange exposure of:

•	an unrecognized firm commitment (fair value hedge);

•	an available for sale security (fair value hedge);

•	a forecast transaction (cash flow hedge); or

•	a net investment in a foreign operation .

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

“Hi-Fert Pty Ltd” a joint venture entity among WMC Resources, AWB Limited and Elders Limited for marketing and distribution of fertilizer.

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

The selected financial data appearing below as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are set forth in Australian dollars (except as otherwise indicated), and are extracted, in relevant part, from our audited Consolidated Financial Statements which appear elsewhere herein. The selected financial data appearing below as at December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 are extracted, in relevant part, from audited Combined Financial Statements. As discussed in Note 1 to the Consolidated Financial Statements, the financial statements for 2002, 2001 and 2000 herein reflect the statements of financial performance and statements of financial position as if we were a separate entity for all periods presented. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Note 47 to the Consolidated Financial Statements provides an explanation of these differences as they affect us and reconciliations from Australian GAAP to US GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cashflows.

Our net income under Australian GAAP was A$1,326.9 million for the year ended December 31, 2004 (compared to A$245.6 million for the year ended December 31, 2003). Under US GAAP, we would have reported a net profit of A$752.3 million for the year ended December 31, 2004 (compared to net profit of A$685.6 million for the year ended December 31, 2003). Comprehensive income under US GAAP for the year ended December 31, 2004 was a profit of A$733.4 million (for the year ended December 31, 2003 a profit of A$1,373.9 million was reported). Our Consolidated Financial Statements are prepared in accordance with Australian GAAP. The principal differences between Australian GAAP and US GAAP that affect our net income and comprehensive income, as well as our shareholders’ equity, relate to the treatment of the following items:

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

The principal differences that affect the Consolidated Statement of Cash Flows are that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents, and expenditure incurred on post-production waste removal cost would be classified as part of cashflows from operating activities, rather than investing activities.

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million, except where indicated)
Net Sales Revenue from Continuing Operations	3,828.4	3,001.3	2,487.2	2,364.1	2,666.0
Income/(Loss) from Continuing Operations:	1,326.9	239.1	(14.7)	(157.5)	327.2
Income from Operations (before tax)	1,007.8	247.9	1.8	49.7	568.6
Net Income	1,326.9	245.6	23.0	126.0	399.9
Comprehensive Income	1,323.9	248.8	26.1	111.9	380.7
Net Income per Share (A$/share) (1)	1.15	0.22	0.02	0.11	0.35
Net Income/(Loss) from Continuing Operations per Ordinary Share (A$/share)(1)	1.15	0.21	(0.01)	(0.14)	0.29
Diluted Net Income/(Loss) from Continuing Operations per Ordinary Share (A$/share)(2)	1.14	0.21	(0.01)	(0.14)	0.29
Dividends paid (A$/share)	0.23	—	—	—	—
Dividends paid (US$/share)(3)	0.16	—	—	—	—

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	(A$ million, except where indicated)
Total assets	8,163.1	7,560.2	7,348.1	8,242.9	8,597.0
Long-term obligations	2,374.5	2,712.9	1,709.1	3,476.3	4,304.2
Net assets	5,109.1	3,949.7	3,606.6	3,220.3	3,123.8

Shareholders’ equity	5,109.1	3,949.7	3,606.6	3,220.3	3,123.8

	Millions of shares
Number of shares	1,172.1	1,150.1	1,128.4	1,108.8	1,098.0

(1)	The number of our shares used in the 2002 basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date for accounting purposes) and the actual number of WMC Resources shares for the month of December 2002. For prior periods, the number of our shares used in the basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the periods indicated, as in the demerger each WMC Limited shareholder received one of our shares for each share in WMC Limited it held. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(2)	The number of our shares used in the 2002 diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date for accounting purposes) and the actual number of WMC Resources shares for the month of December 2002. For prior periods, the number of our shares used in the diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the periods indicated, including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(3)	Translated to US$ as follows:

-	dividend of A$0.06 payable on April 15, 2004 was translated at the daily exchange rate on that date of US$0.7367.

-	dividend of A$0.17 payable on September 22, 2004 was translated at the daily exchange rate on that date of US$0.7048.

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003 As Restated[5]	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million, except where indicated)
Net Sales Revenue	3,810.4	3,019.3	2,487.2	2,364.1	2,666.0
Income/(Loss) from Continuing Operations:	752.3	664.9	(160.8)	(231.5)	241.6
Net Income/(Loss)	752.3	685.6	(109.5)	37.7	307.6
Comprehensive Income/(Loss)	733.4	1,373.9	86.2	(804.7)	288.4
Net Income/(Loss) from Continuing Operations per Ordinary Share (A$/share)(1)(2)	0.65	0.59	(0.14)	(0.21)	0.21
Diluted Net Income/(Loss) from Continuing Operations per Ordinary Share (A$/share)(3)	0.65	0.60	(0.14)	(0.21)	0.21
Dividends paid (A$/share)	0.23	—	—	—	—
Dividends paid (US$/share)(4)	0.16	—	—	—	—

	At December 31, 2004	At December 31, 2003 As Restated[5]	At December 31, 2002 As Restated[6]	At December 31, 2001	At December 31, 2000
	(A$ million, except where indicated)
Total assets	7,042.3	6,823.7	6,537.8	6,691.4	8,368.2
Long-term obligations	2,374.5	2,712.9	1,709.1	3,476.3	4,304.2
Net assets	4,507.5	3,938.6	2,470.4	2,068.8	2,888.9

Shareholders’ equity	4,507.5	3,938.6	2,470.4	2,068.8	2,888.9

	Millions of shares
Number of Shares	1,172.1	1,150.1	1,128.4	1,108.8	1,098.0

(1)	The number of our shares used in the 2002 basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date for accounting purposes) and the actual number of WMC Resources shares for the month of December 2002. For prior periods, the number of our shares used in the basic net income per share calculation was determined on the basis of the weighted average number of outstanding WMC Limited shares for the periods indicated, as in the demerger each WMC Limited shareholder received one of our shares for each share in WMC Limited it held. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(2)	In 2002, net loss per share was $0.06 before the cumulative effect of an accounting policy change for amortization of mine development and post-production waste removal costs. In 2003, net gain per share was A$0.66 before the cumulative effect of an accounting policy change for asset retirement obligations.

(3)	The number of our shares used in the 2002 diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the 11 months to November 30, 2002 (the effective demerger date for accounting purposes) and the actual number of WMC Resources shares for the month of December 2002. For prior periods, the number of our shares used in the diluted net income per share calculation was determined on the basis of the weighted average of the number of outstanding WMC Limited shares for the periods indicated, including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(4)	Translated to US$ as follows:

-	dividend of A$0.06 payable on April 15, 2004 was translated at the daily exchange rate on that date of US$0.7367.

-	dividend of A$0.17 payable on September 22, 2004 was translated at the daily exchange rate on that date of US$0.7048.

(5)	Refer to footnote at F-73 of the Consolidated Financial Statements.

(6)	Refer to footnote at F-75 of the Consolidated Financial Statements.

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
Year Ended December 31, 2000	0.5560	0.5757	0.6687	0.5112
Year Ended December 31, 2001	0.5117	0.5178	0.5714	0.4812
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060
Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629
Year Ended December 31, 2004	0.7805	0.7384	0.7979	0.6840

November 2004			0.7903	0.7447
December 2004			0.7805	0.7495
January 2005			0.7790	0.7578
February 2005			0.7940	0.7669
March 2005			0.7974	0.7711
April 2005			0.7834	0.7658

(1)	The average of the exchange rates on the last day of each month during the financial period.

On May 18 2005, the Noon Buying Rate was A$1.00 = US$0.7598

KEY INFORMATION

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks relating to our business

We believe that, because of the international scope of our operations and the industries in which we are engaged, numerous factors have an effect on our results and operations. The following describes the material risks that could affect us.

A reduction in commodity prices could materially reduce our revenues and profits.

Our revenue is derived from sales of nickel, copper, uranium, gold and fertilizers. The prices we obtain for our products are determined by, or linked to, prices in the world markets, which have historically been subject to substantial fluctuations arising from changes in supply and demand, various Australian and international macro-economic and political conditions, the cost of substitute materials, and the speculative activities of various market participants. This will have a consequent effect on the prices we can charge for our products and the revenues we receive, including under supply contracts, the pricing terms of which track market prices, which consequently affects our profitability. The general trend in recent historical commodity prices has been characterized by an increase during 2000, followed by a decline over the course of 2001 into 2002 and increases in 2003 and 2004. For further information about historical commodity price movements in the commodities we produce, please see the following sections “Qualitative and Quantitative Disclosures About Market Risk—Average Quarterly Prices”, “Business Description—Nickel—Markets and Competition”, “Business Description—Copper-uranium—Markets and Competition” and “Business Description—Fertilizer—Markets and Competition”.

Material changes in the prices we receive for our products could have a significant effect on our results. Consequently, a sustained and uninterrupted period of unusually low prices of the metal and other products we sell could reduce our profitability and our ability to pay principal and interest on our debt, dividends, or meet our other obligations.

In 2004, commodity prices continued to rise due to significant increases in economic activity in the markets we serve. However, the general volatility in commodity prices makes it difficult for us to predict the extent and duration of any decline or increase in the cyclical commodity prices relating to our products. We expect that volatility in prices and in demand for most of our products will continue for the foreseeable future. We may enter into hedging transactions with respect to nickel, gold, copper and fertilizer with a view to reducing the potentially adverse effects of commodity price fluctuations. Since 2000, any new hedging activity has been limited to securing acceptable rates of return for new projects. For a statement of our current hedging activity, and movements in the selling price of nickel, gold, copper and fertilizer over the last five years, see “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in foreign exchange rates could adversely affect our revenues and profits.

The products we export from Australia are predominantly sold in US$. In the year ended December 31, 2004, 93.4% of our sales revenue was denominated in or linked to US$. However, any dividend payments and the majority of our operating costs are denominated in A$. Therefore, in the absence of other changes, if the A$ strengthens in value relative to the value of the US$, our financial results will be adversely affected. Conversely, a weakening of the A$ relative to the US$ will tend to have a favorable effect on our financial results. Because much of our borrowings and the majority of our receivables are denominated in US$, movements in the A$/US$ exchange rate will also affect our net asset value. As at December 31, 2004, we had US$728.4 million of US$ repayment obligations and US$ receivables of US$155.3 million. We have from time to time sought to hedge our foreign currency exchange position. See “Quantitative and Qualitative Disclosure about Market Risk” for a more detailed discussion of our foreign exchange hedging policy.

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

KEY INFORMATION

Our current share price has been impacted by bids for all of our outstanding shares and if the current proposed offer by BHP Billiton Ltd is not consummated our share price may decrease.

We are currently the subject of a takeover bid by BHP Billiton Lonsdale Investments Pty Ltd, a wholly-owned subsidiary of BHP Billiton Limited, to acquire all our shares for A$7.85 cash per share. BHP Billiton’s offer is subject to a number of conditions including BHP Billiton’s minimum acceptance condition of BHP Billiton obtaining a relevant interest in at least 90% of our shares. As of May 18 2005, BHP Billiton Ltd had received tenders for 3.53% of our outstanding shares. We cannot assure you that all of the conditions to BHP Billiton’s offer will be satisfied in a timely manner, such that BHP will be obligated to consummate its takeover offer. A previous competing bid from Xstrata Capital Holdings Pty Limited (a wholly owned subsidiary of Xstrata plc) which made a $7.00 per share offer for all our shares, has now closed, and Xstrata is not currently bidding for our shares. As of May 18, 2005 our closing price on the Australian Stock Exchange was A$7.89. Our share price might fall in the absence of BHP Billiton successfully completing its offer.

There is a risk that BHP Billiton’s conditional takeover offer, even if it is not consummated, may cause some of our senior or key personnel to leave the company as other employment opportunities arise. This risk could have an adverse impact on our operations or financial performance.

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

Compliance with environmental laws and regulations imposes substantial costs and subjects us to significant potential liabilities. Our business is subject to particular risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, production and processing. Our operations in Australia are subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. Costs associated with environmental and regulatory compliance have increased over time. In addition, the costs of environmental obligations may exceed the reserves we have established for these liabilities. For a discussion of our significant remediation projects in Australia, see “Business Description – Environmental Matters”.

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

KEY INFORMATION

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

Native Title in Australia.

“Native Title” describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognized under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include the majority of our operations. However, we cannot make any assessment as to whether any of our existing assets or operations will be materially affected until court determinations are made. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting our existing and future interests. Accordingly, the impact of native title is being closely monitored but cannot be finally determined at this time. See “Item 8A. Legal Proceedings – Native Title in Australia” for a discussion of native title issues in Australia that have an impact on our operations.

KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of WMC Resources

Background

We were incorporated under the laws of the Commonwealth of Australia on March 2, 1933. Through the transactions to effect the demerger of WMC Limited’s interest in the Alcoa World Alumina and Chemicals (“AWAC”) joint venture with Alcoa Inc. from WMC Limited’s other businesses effective December 11, 2002 we became an independent diversified resources company. From 1979 until the demerger, we had been operating as a wholly-owned subsidiary of WMC Limited, holding principally the group’s nickel assets. Our main businesses consist of the discovery, development, production, processing and marketing of minerals and metals. We produce nickel, copper, phosphate fertilizers, uranium oxide, gold and a range of other intermediate products. As at December 31, 2004, we had total combined assets of approximately A$8.2 billion and we generated net sales revenue from operations of approximately A$4.0 billion in the year ended December 31, 2004.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

Proposed Takeover

On October 28, 2004 we received a conditional proposal from Xstrata Capital Holdings Pty Limited, a wholly owned subsidiary of Xstrata plc, to acquire WMC for A$6.35 per share in cash by way of a scheme of arrangement. The Board of WMC carefully considered the proposal and determined that it failed to recognize the current and prospective value of WMC’s assets and the strategic benefits to Xstrata or other potential acquirers. Accordingly the Board declined the proposal to put forward a scheme of arrangement to WMC shareholders.

On November 22, 2004 Xstrata announced that it intended to make a conditional takeover offer for WMC at a price of $6.35 per share. This offer was increased to A$7.20 (later amended to A$7.00 after the payment of our A$0.20 dividend) on February 2, 2005. The proposed offer price of A$7.20 per share fell within the range provided by Grant Samuel, the independent expert, of A$7.17 to A$8.24. The Xstrata bid was unsuccessful and is now closed. Xstrata is not currently bidding for our shares.

On March 8, 2005, BHP Billiton Lonsdale Investments Pty Ltd, a wholly owned subsidiary of BHP Billiton Limited, announced that it intended to make an offer for WMC at a price of A$7.85 per share, conditional on acceptances representing 90% of WMC shares, Foreign Investment Review Board and other regulatory approvals and other conditions. The Board of Directors of WMC have unanimously recommended that WMC shareholders accept the offer from BHP Billiton in the absence of a superior proposal. WMC entered into a Deed of Undertaking with BHP Billiton which is further described in Item 10C Material Contracts. The offer currently closes on June 3, 2005, unless otherwise extended.

Capitalization Expenditures and Divestiture

Since January 1, 2002 we have made the following principal capital expenditures and divestiture:

•	The divestment of our Kambalda mines is part of our nickel strategy to divest mature nickel mines and seek to participate in the benefits that a small focused operator can yield from the remaining resource. Since early 2000, we have sold various mines within our Kambalda nickel operations. To the date of this Annual Report, proceeds from these sales have totalled A$78.0 million in aggregate, including sale proceeds of A$26.0 million for the sole remaining mine of Lanfranchi in 2004.

•	In 2002, we completed an optimization project to increase production capacity of copper cathode at our Olympic Dam operations in South Australia. The project has increased the refinery capacity and improved efficiency in the milling and hydro-metallurgy areas. The capital cost was approximately A$79 million.

•	In October 2003, we merged the operating subsidiary that held our interest in the Meliadine West gold project with Comaplex Minerals Corp., a Canadian mining company. During 2004, we sold our investment in Comaplex Minerals Corp. for A$16.6 million.

•	In January 2003, we finalized our acquisition of 100% of the Corridor Sands titanium dioxide project located in Mozambique for US$62.5 million. We settled the final tranche of US$25 million by issuing 6,715,123 shares in December 2003.

•	During 2004 we completed the rebuild of the Olympic Dam copper and uranium solvent extraction circuits following a fire in 2001. The cost of the rebuild was A$384 million.

•	In December 2004, we diluted our interest in Hi-Fert Pty Ltd from 100 percent to 33.3 percent in order to form a strategic partnership with ELF Australia Pty Ltd (a joint venture owned by a subsidiary of AWB Limited and Elders Limited) relating to the distribution and marketing of fertilizers. The proceeds from the dilution totaled A$67.5 million.

We currently have the following capital expenditure, asset purchase and divestiture activities in progress, all of which are being financed internally:

•	An extension of the Perseverance mine at Leinster. The expected cost of the extension is approximately A$207 million with an expected completion date of October, 2005.

•	A two stage pre-feasibility study into the expansion of Olympic Dam is to be completed by early 2006 at a cost of A$70 million. In addition, a commitment to a A$72 million feasibility drilling program (and negotiation of associated land access agreements) has been made. This program of works will commence in 2005 and continue through to mid 2007.

•	Resource drilling, development studies and exploration will be undertaken for Nickel in Western Australia to support our development plans. This will be undertaken in 2005 at an expected cost of A$90 million.

INFORMATION ON THE COMPANY

B.	Business Overview

General

Our main business is the discovery, development, production, processing, and marketing of minerals and metals. We produce nickel, copper, uranium oxide, gold and a range of other intermediate products. Our other activities include producing, marketing and distributing fertilizers.

During 2004, we explored in Australia, China, Peru, Mexico, Tanzania, Botswana, Malawi, Zambia, Canada and the USA. During 2004, we undertook technical, engineering and metallurgical studies at Corridor Sands as well as continuing negotiations for a power supply agreement and discussions with major titanium dioxide pigment customers regarding binding sales agreements. In May 2003, the Industrial Development Corporation of South Africa exercised its option over 10% of the project’s equity for US$10 million with the majority of this due upon the achievement of key project milestones. In December 2003, we made the final payment of US$25 million to acquire the Corridor Sands project from Southern Mining Corporation by issuing 6,715,123 WMC Resources shares to that corporation. The additional US$25 million was allocated to Acquired Mineral Rights. In December 2004, the sale to IDC was approved by the Reserve Bank of South Africa.

INFORMATION ON THE COMPANY

The following map shows the location of our operations and interests in Australia.

CORPORATE OFFICES

1.	Melbourne, Victoria
2.	Perth, Western Australia
3.	Adelaide, South Australia

COPPER-URANIUM

4.	Olympic Dam, South Australia

NICKEL

5.	Kalgoorlie, Western Australia
6.	Kambalda, Western Australia
7.	Kwinana, Western Australia
8.	Leinster, Western Australia
9.	Mount Keith, Western Australia
10.	Yakabindie, Western Australia

FERTILIZER

11.	Mt Isa, Queensland
12.	Phosphate Hill, Queensland
13.	Townsville, Queensland

EXPLORATION

14.	West Musgrave, Western Australia
15.	Collurabbie, Western Australia

AUSTRALIA

INFORMATION ON THE COMPANY

Segment Information

We categorize our on-going operations as follows: Nickel; Copper-Uranium (the Olympic Dam Operations produces copper, uranium oxide, gold and silver); Fertilizers; Regional Exploration and New Business. Geographic and financial information relating to the segments of continuing operations are included under Note 7 to our Consolidated Financial Statements. The following table sets forth financial information in A$ by operating segments for each of the last three years.

FINANCIAL INFORMATION BY SEGMENT (CONTINUING OPERATIONS)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(A$ million)
Sales Revenue by Operating Segments(1)
Nickel	2,175.4	1,861.8	1,343.0
Copper-uranium	1,177.5	719.0	723.3
Fertilizers	485.6	428.1	420.6
Inter-segment sales revenue	(10.1)	(7.6)	0.4

	3,828.4	3,001.3	2,487.3

Consolidated Income/(Loss) by Operating Segments before Income Tax
Nickel	866.5	472.5	221.5
Copper-uranium	243.5	(97.5)	53.8
Fertilizers	2.5	(25.6)	(57.4)
Unallocated profits/(losses)	(13.5)	12.7	11.4

Product Operating Income	1,099.0	362.1	229.3
New Business	(31.6)	(19.5)	(36.5)
Regional Exploration	(28.7)	(23.4)	(21.5)
Financing/Corporate	(30.9)	(77.8)	(205.9)

	1,007.8	241.4	(34.6)

(1)	Sales revenue includes intermediate-product sales, commodity and related currency hedging. Inter-segment sales are on a commercial basis and are not significant. All revenues are considered to be generated in Australia – see Note 7 of our Consolidated Financial Statements.

The operations and assets of our business segments are further described in Item 4D “Property, Plant and Equipment”.

INFORMATION ON THE COMPANY

C.	Organizational Structure

The WMC Resources Group consists of WMC Resources, the ultimate parent company, and its subsidiaries. Our business is split into business units based on major production commodities and activities:

•	Nickel;

•	Copper-Uranium;

•	Fertilizers;

•	Regional Exploration and New Business; and

•	Other.

The principal companies within the WMC Resources Group are:

•	WMC Resources Ltd – Incorporated in Australia, WMC Resources Ltd is the parent holding company as well as an operating entity that owns the nickel mining, processing and marketing operations.

•	WMC (Olympic Dam Corporation) Pty Ltd – Incorporated in Australia, this company owns the Olympic Dam Operations which produces high quality refined copper and uranium oxide and gold and silver as co-products. It is wholly owned by WMC Resources Ltd.

•	WMC Fertilizers Pty Ltd – Incorporated in Australia, this company owns the Queensland Fertilizer Operations and a 33.3% interest in the fertilizer distribution arm, Hi-Fert Pty Ltd. It is wholly owned by WMC Resources Ltd.

•	WMC Finance Limited – Incorporated in Australia, this company’s principal activities are the borrowing and lending of money and other financing activities, including commodity and currency hedging and the selling of gold and silver purchased from related entities. It is wholly owned by WMC Resources Ltd.

•	WMC Finance (USA) Limited – Incorporated in Australia, the principal activity of this company is to hold debt issued in the United States markets. It is wholly owned by WMC Resources Ltd.

D.	Property, Plant and Equipment

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

Our nickel business unit is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery. We produced 115,774 tonnes of contained nickel-in-concentrate extracted from 14.8 million tonnes of ore processed in the year ended December 31, 2004. This compared with production of 117,722 tonnes of contained nickel-in-concentrate in the year ended December 31, 2003 from 14.5 million tonnes of ore processed. Purchased feed from third parties was 28,121 tonnes of recovered nickel for the year ended December 31, 2004, compared to 25,913 tonnes for the year ended December 31, 2003.

Our strategy for the nickel business unit is to:

•	maintain base production above 100,000 tonnes a year;

•	increase output by approximately 25,000 tonnes a year by applying technology to unlock value from stockpiled low-grade and talc ores;

•	extend business life by continuing to convert resources to reserves;

•	apply new in-house technology to identify deeper ore bodies that are beyond the range of conventional geophysical techniques; and

•	continue regional exploration to identify a new nickel province.

We commenced production of nickel-in-concentrate in 1967, following the discovery of significant nickel ore reserves at Kambalda. We currently mine nickel ore from both open-cut and underground mines at our wholly owned mines at Leinster and Mount Keith. We ceased mining at Kambalda in 2002. The mill and concentrator at Kambalda are now fed with third party ore. Nickel ore is concentrated at Kambalda, Leinster and Mount Keith and then the majority of this nickel concentrate is transported to the Kalgoorlie Nickel Smelter to be smelted into nickel matte. Until March 2005, we sold some of the Mount Keith production directly as concentrate pursuant to a long-term contract. In the year ended December 31, 2004, we sold 33% of nickel-in-matte produced to overseas customers compared to 37% in 2003 fiscal year and refined the balance at our Kwinana Nickel Refinery to produce LME accredited nickel briquettes, nickel powder and various other intermediate products such as cobalt-nickel sulphide.

Pursuant to an agreement with Southern Cross Energy which expires in 2013, power at the Kambalda, Mount Keith and Leinster nickel operations and at the Kalgoorlie Nickel Smelter is primarily derived from on-site third party gas fired turbines. Gas for these turbines is sourced by WMC from the North West gas fields and transported through the Goldfields Gas Pipeline. WMC is currently involved in an arbitration to resolve a dispute about the tariff charged under the gas transmission agreement. Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s network for use at the Kwinana Nickel Refinery. WMC purchases delivered gas for use at the Kwinana Nickel Refinery. This gas is sourced from North West shelf gas fields and is transported by the Dampier to Bunbury Natural Gas Pipeline and the Parmelia Pipeline.

INFORMATION ON THE COMPANY

A summary of the production of nickel-in-concentrate from our mines and third parties, matte from our smelter and metal from our refinery for the last five years is set out below.

NICKEL PRODUCTION SUMMARY

	Year Ended December 31, 2004(3)	Year Ended December 31, 2003(2)	Year Ended December 31, 2002(1)	Year Ended December 31, 2001	Year Ended December 31, 2000
	(tonnes)
	Nickel-in-concentrate Produced
Kambalda	28,121	25,912	23,225	18,653	19,202
Leinster	44,577	41,806	40,006	38,008	40,724
Mount Keith	43,076	50,004	43,192	47,930	47,532

Total	115,774	117,722	106,423	104,591	107,458

	Kalgoorlie Smelter Production
Concentrate treated	717,360	711,100	640,500	704,330	737,244
Matte produced	141,247	147,700	134,400	140,432	148,051
Nickel-in-matte produced	97,780	99,152	91,574	96,650	103,019

	Kwinana Refinery Production
Matte treated	93,925	92,000	100,700	94,208	93,975
Refined nickel produced	62,479	61,417	65,055	61,324	60,532

(1)	In 2002, the Kalgoorlie Nickel Smelter was shut down for 24 days for repairs to the mist precipitators following a fire.

(2)	In 2003, the Kwinana Nickel Refinery was shut down for 19 days for repairs following a rupture in the boiler tube.

(3)	In 2004;

•	The Kalgoorlie Nickel Smelter was shut down for 13 days to replace the roof on the furnace reaction shaft;

•	The Kwinana Nickel Refinery was shut down for 23 days for the three-yearly statutory maintenance shutdown.

INFORMATION ON THE COMPANY

The table below shows our proven and probable nickel ore reserves.

NICKEL ORE RESERVES(1) (2) (3)

As at December 31, 2004

		Proven (5)		Probable (6)		Total		Assumed overall Metallurgical Recovery (7)
Operation	Type of Reserve(4)	Ore million tonnes	Grade %	Ore million tonnes	Grade %	Ore million tonnes	Grade %	(%)
Leinster	u/g	7.20	1.80	11.70	1.90	18.90	1.90	81
	o/c	0.50	1.60	0.10	2.00	0.60	1.70	78
	s/p	0.10	1.70	—	—	0.10	1.70	81
Mount Keith(8)	o/c	200.00	0.54	60.00	0.47	260.00	0.52	62
	s/p	29.20	0.49	—	—	29.20	0.49	54

(1)	The commodity price used to estimate the 2004 nickel ore reserves was A$5.42/lb. At the 3 year average exchange rate this equates to US$3.50/lb.

(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(3)	We have a 100% interest in all operations.

(4)	u/g – underground, o/c = open-cut, s/p = stockpile

(5)	Approximate drill hole spacings we used to classify the proven ore reserves are:

•	Leinster (Perseverance Shoot) – ≤25m x 25m and

•	Mount Keith – ≤40m x 40m.

(6)	Approximate drill hole spacings we used to classify the probable ore reserves are:

•	Leinster (Perseverance Shoot) – ≤50m x 50m and

•	Mount Keith – ≤80m x 80m.

(7)	The metallurgical recovery factors included in the table represent the estimated overall nickel recovery, from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported factors for the nickel operations are estimated primarily on the basis of the historical concentrator, smelter and refinery performance, and do not include current planned metallurgical recovery improvements. Assumed metallurgical recoveries for the individual components of the nickel business are the following:

•	Leinster concentrator: 86% (u/g ore) and 82% (o/c ore);

•	Mount Keith concentrator: 65% (o/c ore) and 57% (s/p ore);

•	Kalgoorlie Nickel Smelter: 97%; and

•	Kwinana Nickel Refinery: 98%

(8)	Mt Keith Reserves

During the past twelve months we have been undertaking an extensive life of mine drilling campaign, which is now over 60% complete. The result of this work (including geological remodeling of the ore body, extensive geostatistical re-evaluation and quality assurance), when combined with our normal reconciliation of ore deliveries from various stages of the pit, have led us to reduce our overall reserve tonnage and nickel grade estimation by approximately 2% (after production depletion) and 7% respectively.

These results are based on interpretation of the drilling results and resource modelling completed by late 2004. The resource and reserve models will be further updated following the completion of the life of mine drilling program in late 2005.

In 2004, we continued our exploration work at our West Musgrave nickel-copper project in Western Australia. West Musgrave is located within the Musgrave Ranges north-east of Laverton near the South Australian border. The tenements lie entirely within Aboriginal Reserve No. A17614, administered by the Ngaanyatjarra Land Council. In addition, we have a 70-30 joint venture with Falcon Minerals NL (including the Olympia project) and hold 100 percent of other tenements covering a large area at Collurabbie. Recent drilling at the Olympia project has intersected significant nickel-copper-platinum group mineralization. See discussion of West Musgrave and Collurabbie at “Regional Exploration and New Business – Minerals Exploration”.

INFORMATION ON THE COMPANY

Nickel Operations

Kambalda Nickel Operations

Our Kambalda operation, comprising of a concentrator, is located 56 kilometers south of Kalgoorlie in Western Australia. Since early 2000, we have been divesting our mines at Kambalda and entering into long-term nickel purchase agreements with the mine operators for the processing of ore and the purchase of subsequent concentrate. The divestment of the mines is part of our nickel strategy to divest mature mines where proven and probable reserves are nearly depleted and reduce the capital intensity of the operation. During the first half of 2002, we ceased mining ore at Kambalda and now rely entirely on third party ore for feed through the concentrator, some of which is sourced from mines previously owned by us. The Kambalda concentrator has a capacity of 1.5 million tonnes of ore per year. In 2004, the utilization of the Kambalda concentrator was approximately 62.5%. The nickel concentrate, containing approximately 13% nickel, is dried at Kambalda and transported by rail to the Kalgoorlie Nickel Smelter for conversion to nickel-in-matte.

Purchases from third parties amounted to 28,121 tonnes of recovered nickel for the year ended December 31, 2004, and 25,912 tonnes for the year ended December 31, 2003. The lease containing the Miitel mine, previously on care-and-maintenance was sold in November 2000. The Wannaway mine and North Widgiemooltha Block were sold to external parties in 2001. We leased land containing the Otter, Juan and Coronet North mines to a third party under a long term arrangement in 2001. We sold the Long Victor mine during September 2002. We ceased mining at Lanfranchi at the end of March 2002 and, in November 2004, sold this mine and associated tenements to a third party. We have entered into long-term nickel purchase agreements with the purchasers of these mines.

The net written down value of property and associated plant and equipment at Kambalda Nickel Operations at December 31, 2004 was A$12.8 million.

Leinster Nickel Operations

Leinster is approximately 375 kilometers north of Kalgoorlie in Western Australia. We purchased the Leinster Nickel Operations in 1988 from Mount Isa Mines and Western Selcast.

The site comprises underground and open pit mines and a concentrator and is supported by the nearby township of Leinster. The Leinster deposits consist of both medium-grade disseminated sulfide and sulfide mineralization with average grades of approximately 1.9%. During 2004, we sourced our Leinster production from the Perseverance underground mine and the Harmony open pit . The Leinster mill has a nominal operating capacity of 3 million tonnes of ore per year but has rarely been required to operate at this rate, due to limited ore supplies. In 2004 its utilization was approximately 82%. The nickel concentrate, containing approximately 12% nickel, is dried at Leinster before being delivered to our Kalgoorlie Nickel Smelter for further processing.

The net written down value of our property and associated plant and equipment at Leinster Nickel Operations at December 31, 2004 was A$349.2 million. Our reserves are equivalent to approximately eight years life at current production rates.

Mount Keith Operations

Mount Keith is located in Western Australia, approximately 450 kilometers north of Kalgoorlie and 80 kilometers north of Leinster. The Mount Keith deposit is a low-grade disseminated sulphide ore body averaging some 0.52% nickel that is mined by open-cut method. The operation includes a concentrator and ancillary facilities and we officially commissioned it in January 1995.

The agreement to sell up to a maximum of 14,000 tonnes of nickel-in-concentrate per year to OMG Harjavalta Nickel Oy expired in March 2005. Mount Keith concentrates, containing approximately 23% nickel, not contracted for sale are transported by road to Leinster or Kambalda for drying and blending with other concentrates and then delivered to the Kalgoorlie Nickel Smelter for smelting.

The nominal capacity of the Mount Keith concentrator is 11.5 million tonnes of ore per annum. It currently has a utilization of approximately 94%.

The net written down value of our property and associated plant and equipment at Mount Keith Operations at December 31, 2004 was A$564.1 million. Our reserves included in the current mine plan will be depleted in approximately 19 years at current production rates.

INFORMATION ON THE COMPANY

Kalgoorlie Nickel Smelter

We constructed the Kalgoorlie Nickel Smelter and commenced operation in 1972 to supply nickel matte under sales contracts to overseas nickel refiners and also to supply our nickel refinery at Kwinana. The smelter receives supplies of concentrate from the Kambalda, Leinster and Mount Keith treatment plants. We use a flash smelting process to produce matte containing 65% to 74% nickel.

The Kalgoorlie Nickel Smelter also produces sulphuric acid. We sell approximately half of the sulphuric acid to a nickel laterite operation in Western Australia, with some acid being used at Mount Keith and the Kwinana Nickel Refinery. In the year ended December 31, 2004, we produced 525,479 tonnes of sulphuric acid compared to 528,921 tonnes in the previous 12 months.

In the year ended December 31, 2004 approximately 66% of the nickel-in-matte we produced, and in the year ended December 31, 2003 approximately 63% of the nickel-in-matte we produced, was sent by rail to our refinery at Kwinana where we refined it to nickel metal. We exported the remainder.

The net written down value of our property and associated plant and equipment at the Kalgoorlie Nickel Smelter at December 31, 2004 was A$227.6 million.

Kwinana Nickel Refinery

The Kwinana Nickel Refinery is located 30 kilometers south of Perth in Western Australia. We constructed the refinery, which commenced operation in 1970, and use the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie Nickel Smelter into LME grade nickel briquettes and nickel powder. A small amount of higher grade nickel concentrate from Mount Keith has on occasion been used to supplement matte as feedstock. The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third-party processor that separates the nickel and cobalt into metal. We receive a credit for the nickel and have the cobalt metal returned for subsequent sale.

The net written down value of our property and associated plant and equipment at the Kwinana Nickel Refinery at December 31, 2004 was A$179.3 million.

Markets and Competition

Nickel is used primarily in the production of stainless steel, low alloy steels, nickel-based alloys to impart strength, toughness and corrosion resistance. It is also used for electroplating and the production of chemicals and batteries. Stainless steel accounted for approximately 67% of world primary nickel demand in 2004. In the western world, growth in demand for stainless steel has consistently outstripped growth in industrial production.

The London Metal Exchange is the central price setting market for most nickel. Having reached a cyclical low in 2001, Nickel prices have successively trended upwards and reached a new 15-year high in 2004 due to higher stainless steel production, strong Chinese demand, constrained supply and limited availability of stainless steel scrap. Nickel prices in 2004 ranged from US$4.78/lb to US$8.06/lb compared with a range of US$3.27/lb to US$7.56/lb in 2003 (average daily cash settlement).

We sell nickel metal, nickel matte, nickel concentrate and various intermediate-products. Most of our nickel metal sales are made under short- to medium-term contractual arrangements. We sell nickel metal to a large number of customers in Europe, North America and Asia. We also maintain a website for the sale of cobalt metal.

Most of our nickel-in-matte sales are made under medium-to long-term contractual arrangements to customers in Asia and Europe. Our long-term contractual arrangements to supply 26,000 tonnes to Sumitomo progressively expired between 2003 and March 2005. In 2002, we entered into a three year agreement, commencing in 2005, for 10,000 tonnes of nickel-in-matte per year with Jinchuan Group Limited of China. In 2003, we concluded a second nickel-in-matte sales agreement with Jinchuan. The second contract is a six-year agreement, commencing in 2005, for 15,000 tonnes of nickel-in-matte per year. These contracts effectively replace our long-term supply contracts to Sumitomo.

INFORMATION ON THE COMPANY

2.	COPPER AND URANIUM

Our Olympic Dam Operations in South Australia are a significant Australian producer of both copper and uranium oxide. Our Olympic Dam subsidiary assumed 100% ownership of the Olympic Dam Operations on March 31, 1993 after previously holding 51% in the joint venture that established operations at Olympic Dam.

During 2002, Olympic Dam completed an optimization project to increase its treatment capacity to 10.5 million tonnes per annum of ore treated at reserve grade of 2.1% which equates to 202,000 tonnes per annum copper production. However, due to the rebuild of the copper and uranium solvent extraction plants, the planned reline of the smelter furnace and a failure of a heat exchanger in the acid plant, actual production in 2003 was 160,080 tonnes. Following successful commissioning of the new copper solvent extraction plant in the first quarter of 2004, production in 2004 was 224,731 tonnes of copper. We are planning production in 2005 to be approximately 226,000 tonnes of copper. Over the next year, WMC Resources will complete its A$70 million pre-feasibility study into the next phase of Olympic Dam development, which is a study to potentially increase copper production to in excess of 500,000 tonnes per annum. In addition, we have committed a further A$72 million to feasibility drilling to commence in 2005 and continue through to mid 2007.

A summary of our Olympic Dam copper, uranium oxide and gold production is set out below:

OLYMPIC DAM PRODUCTION SUMMARY

		Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Ore treated	‘000s tonnes	8,887	8,386	8,875	9,336	8,901
Grade of Ore:
Copper	%	2.26	2.42	2.57	2.47	2.53
Uranium oxide concentrate	kilograms/tonne	0.64	0.63	0.69	0.72	0.73
Gold	grams/tonne	0.45	0.47	0.53	0.59	0.53
Metal Produced:
Refined copper	tonnes	224,731	160,080	178,120	200,523	200,423
Uranium oxide concentrate	tonnes	4,404	3,203	2,891	4,379	4,539
Gold	ounces	88,633	86,117	64,293	113,412	69,967

In July 2002, we announced that a review of the smelting operations had identified that deterioration in excess of expectations in the furnace roof and sidewall refractory, and in adjacent taphole cooling jackets, would require increased maintenance and consequential down time that would impact copper production and might impact uranium oxide production. The review found that it would be prudent from an operating risk perspective to advance plans to reline the Olympic Dam furnace, which was previously scheduled for a smelter shutdown in the first half of 2004. As a result, we brought the reline forward to the second half of 2003. The shutdown was completed on October 9 over a period of 50 days and the smelter returned to capacity by the end of that month. The cost of shutdown was within the A$127 million budget. Operations were subsequently interrupted due to a foam-up of the furnace bath and failure of a heat exchanger in the acid plant. Our combined production loss for 2003 was approximately 18,000 tonnes of copper and 340 tonnes of uranium oxide. In 2004, we produced a record 224,731 tonnes of copper and 4,404 tonnes of uranium oxide.

INFORMATION ON THE COMPANY

The table below shows our proven and probable copper, uranium oxide and gold reserves at the Olympic Dam Operations.

OLYMPIC DAM ORE RESERVES(1)(2)(3)(4)

As at December 31, 2004

			Proven(6)		Probable(7)		Total		Assumed Overall Metallurgical Recovery(8)
Commodity	Type of Reserve (5)	Unit of Grade	Ore million tonnes	Grade	Ore million tonnes	Grade	Ore million tonnes	Grade	%
Copper	u/g	%	119	2.1	642	1.4	761	1.5	91
Uranium	u/g	kg/tonne	119	0.6	642	0.5	761	0.5	72
Gold	u/g	gram/tonne	119	0.5	642	0.5	761	0.5	60

(1)	The commodity prices used to estimate the 2004 ore reserves were: A$1.42/lb for copper, A$30.00/lb for uranium oxide and A$500/oz for gold. At the 3-year average exchange rate, this equates to US$0.92/lb for copper, US$19.40/lb for uranium oxide and US$323/oz for gold.

(2)	Ore reserves at Olympic Dam contain copper, uranium oxide and gold. The reported copper, uranium oxide and gold grades are for the same reserve tonnage.

(3)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(4)	We have a 100% interest in the Olympic Dam Operations.

(5)	u/g = underground

(6)	Approximate drill hole spacings we used to classify the proven ore reserves are ≤40m x 40m.

(7)	Approximate drill hole spacings we used to classify the probable ore reserves are ≤80m x 80m.

(8)	The metallurgical recovery factors included in the tabulation represent the estimated overall recovery of copper, uranium oxide and gold, from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported factors are estimated primarily on the basis of the historical concentrator, smelter and refinery performance and do not include current planned metallurgical recovery improvements. The copper recovery factor of 91% is based on a copper flotation recovery of 93% and a smelter recovery of 97.5%.

Olympic Dam’s current strategic approach can be summarized as follows:

•	further improve the reliability of our processing and mining performance to achieve annual throughput of 10.5 million tonnes by December 2005;

•	improve returns from existing operations by debottlenecking increasing recovery and reducing costs;

•	progress the Olympic Dam Development Study into an open-pit expansion;

•	capitalize on upward trends in uranium demand and prices; and

•	strengthen our position in copper in the Asian markets.

Due to the size of the Olympic Dam ore body, there is potential to increase the size of the operation further. We are currently examining a substantial increase in production via an open-pit mine. However, this expansion of Olympic Dam will require various regulatory and governmental approvals covering a range of operational matters.

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

INFORMATION ON THE COMPANY

Ore is hoisted to the surface where it is fed to two grinding circuits in parallel. After grinding, the resultant slurry passes to a flotation circuit where a series of flotation stages and a further regrinding stage produce a copper concentrate. The concentrate then passes through a leaching circuit which is principally designed to extract uranium from the copper minerals. Uranium is extracted in a solvent extraction plant, producing yellow-cake, which is subsequently calcined to produce uranium oxide concentrate and then packaged in drums for export sales.

After drying, copper concentrate is fed to an Outokumpu flash furnace, which produces blister copper and flash furnace slag. Blister copper is transferred to anode furnaces for fire refining. Anode copper is transported to the refinery where the ISA electro-refining process is used to produce copper cathodes. The slimes from this process are treated separately to recover gold and silver.

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

The Olympic Dam Operations produces both LME accredited electrolytic refined copper cathode and electro-won copper which is not LME accredited. We commenced production at Olympic Dam in 1988 at a rate of 45,000 tonnes per year of refined copper. Between 1989 and 1995, our production rate was increased, ultimately raising the ore mining capacity to approximately 3 million tonnes per year to supply a copper production capacity of approximately 85,000 tonnes per year. In 1999, we completed a major expansion of operations at Olympic Dam with production capacity increasing to approximately 200,000 tonnes of refined copper, 4,300 tonnes of uranium oxide, 75,000 ounces of refined gold and 850,000 ounces of refined silver per year. A further optimization project in 2002 has taken our refined copper production capacity to 235,000 tonnes per annum. However, production in 2003 was 160,080 tonnes due to the plant shutdown to reline the smelter, the rebuild of the copper and uranium solvent extraction plants and a failure of a heat exchanger in the acid plant. With the commissioning of the new copper solvent extraction plan in the first quarter of 2004, production in 2004 was 224,731 tonnes of copper.

The Olympic Dam Operations experienced a fire in the copper solvent extraction circuit in 1999 which resulted in a loss of approximately 7,150 tonnes of copper production. We experienced a further fire in both the copper and uranium solvent extraction area in 2001. The total cost of the rebuild was A$384 million with the uranium circuit operational in May 2003 and the copper circuit operational in December 2003. The cash effect of the rebuild cost and lost production were partially offset by insurance proceeds of A$156.5 million. The claims have been settled with our insurers and all outstanding insurance proceeds received in 2004.

The net written down value of our property and associated plant and equipment at Olympic Dam at December 31, 2004 was A$3.8 billion. Reserves included in our current mine plan will be depleted in approximately 20 years at current production rates.

The Indenture Agreement

On June 21, 1982, the Government of South Australia, by an Act of the Parliament of that State, called the Roxby Downs (Indenture Ratification) Act 1982, ratified an agreement between the State of South Australia and the then-current Olympic Dam Operations joint venturers. This Act:

•	levies an ad valorem royalty of 3.5% on the value of the products which leave the mining lease. A second tier of additional royalty is also levied when the after-tax rate of return from the operation is greater than a threshold rate of 1.2 times the 10-year Australian government bond rate. After December 31, 2005, the royalty reverts to the royalty under the State Mining Act which, at present, is 2.5% (however, the government have indicated its intention to increase this to 3.5% in the future);

•	confers continuing mining rights (via a Special Mining Lease) at Olympic Dam Operations for the deposit’s expected mine life

•	confers the right to draw water;

•	provides Government infrastructure and services; and

•	the obligations relate to production of up to 350,000 tonnes of copper per year.

INFORMATION ON THE COMPANY

The Special Mining Lease relating to our Olympic Dam Operation has been granted for a period of fifty years with a right of extension for further period of fifty years.

For information on native land claims refer to Item 8A “Legal Proceedings”.

Markets and Competition

Copper

Industrial usage of copper derives from its electrical and thermal conductive properties, its durability and strength. Copper has many end uses, including consumer products, transport, industrial machinery, construction and electronic products.

Copper is an internationally traded commodity, traded on the LME in London and the COMEX division of the New York Mercantile Exchange in New York.

The average copper price in 2004 was US$1.30/lb (US$2,866/tonne). The copper market continued to strengthen and posted substantial gains during 2004, largely due to strong Chinese demand and historically low inventories.

During 2004 we exported approximately 75% of the copper we sold. Sales growth occurred in most of South East Asia where infrastructure projects drove strong demand. All copper prices are priced on the LME cash price plus a premium. Approximately 95% of our sales are made under short to medium-term contracts with major customers.

Uranium Oxide – as a co-product to copper at Olympic Dam

The only significant commercial end use of uranium is as fuel for nuclear power electricity generating plants. Nuclear power currently accounts for approximately 16% of the world’s electricity requirements. The ongoing construction of new nuclear power plants, and the planning for additional plants, should see nuclear power’s share of overall electricity generation remain at approximately 15% up to 2010. Production of uranium oxide is spread among a number of countries, with Canada and Australia being the largest producers. The industry is dominated by a small number of large producers. Worldwide annual mine production amounted to approximately 46,000 tonnes of uranium oxide in 2004, an increase of approximately 11% from 2003.

Previously, uranium consumption slowed in the 1990s with reduced construction of new power reactors. However, demand has continued to strongly outstrip mine supply, requiring continued drawdown of diminishing secondary supplies (stock drawdowns and recycling of highly enriched uranium). Former Russian military uranium has been entering the commercial market in increasing quantities since 1995.

As secondary supplies decline, the growing gap between uranium oxide supply and demand will have to be met by new primary production of uranium oxide.

Uranium oxide is not traded on an official exchange and the spot market is highly illiquid as most uranium oxide is sold under long-term contract (three-to-ten years). In spite of this, the spot market is important, as pricing under some portions of long-term contracts are linked to the spot market. Spot prices in 2004 averaged US$18.65/lb uranium oxide, a 61% increase from 2003.

Our objective is to match sales of uranium to production, with the bulk of production committed under long-term sales contracts with well-established and reputable electricity generating utilities. In 2004, we sold uranium oxide to companies in the United Kingdom, Finland, Sweden, France, Japan, Spain, Canada and the United States.

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

Our current principal strategic objectives for our Queensland Fertilizer Operations are to:

•	Increase annual production above the annual design capacity of 960,000 tonnes;

•	Reduce operating costs and obtain additional low-cost production through plant optimization and de-bottlenecking;

•	Develop domestic markets;

•	Increase production of value-added products;

•	Increase Hi-Fert Pty Ltd’s market position and profitability, leveraging its recent growth through a joint venture arrangement and its position as the second largest distributor on the east coast of Australia;

Following a period of poor returns, the domestic and international fertilizer markets are undergoing consolidation. Queensland Fertilizer Operations will consider all its strategic options to participate in this process. As a result, during 2004 we diluted our interest in our marketing and distribution business, Hi-Fert Pty Ltd, from 100 percent to 33.3 percent in order to form a strategic partnership with ELF Australia Pty Ltd (a joint venture owned by a subsidiary of AWB Limited and Elders Limited) relating to the distribution and marketing of fertilizer.

We are currently investigating ways to increase the percentage of MAP produced and the introduction of differentiated MAP products for which there may be increased market demand.

INFORMATION ON THE COMPANY

The table below details principal components and location of the Queensland Fertilizer Operations:

Queensland Fertilizer Operations

INFORMATION ON THE COMPANY

The table below shows our Phosphate Hill fertilizer production over the last five years.

PHOSPHATE HILL PRODUCTION SUMMARY

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(tonnes)
Di-ammonium phosphate (DAP)	647,862	759,856	718,287	651,498	326,262
Mono-ammonium phosphate (MAP)	236,059	162,121	102,713	57,947	—

A production efficiency study to investigate ways to increase annual production of phosphate fertilizer by 15% to approximately 1.1 million tonnes has been completed. This is expected to be implemented over the next few years.

The table below shows our proven and probable phosphate ore reserves.

PHOSPHATE HILL ORE RESERVES(1), (2), (3)

As at December 31, 2004

Type of Reserve(4)	Proven Ore(5)		Probable(6)		Total		Assumed Overall Metallurgical Recovery(7)
	Ore million of tonnes	Grade (% P2O5)	Ore million of tonnes	Grade (% P2O5)	Ore million of tonnes	Grade (% P2O5)%
o/c	27.8	24.4	57.6	24.4	85.4	24.4	85
s/p	0.7	22.3	—	—	0.7	22.3	85

(1)	The commodity price used to estimate the 2004 ore reserves was A$300/tonne (for DAP free-on-board Tampa). At the 3-year average exchange rate, this equated to US$194/tonne (for DAP free-on-board Tampa). In addition to the DAP price, premiums for differentiated products and the freight differential between Australia and Tampa contributed to the realized revenue.

(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.

(3)	We have a 100% interest in the Phosphate Hill operation.

(4)	O/c = open cut, s/p = stockpile

(5)	Approximate drill hole spacings we used to classify the proven ore reserves were ≤40m x 40m.

(6)	Approximate drill hole spacings we used to classify the probable ore reserves were ≤120m x ≤120m.

(7)	The metallurgical recovery factors included in the tabulation represent the estimated overall recovery of P2O5 from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported recovery refers to the combined recovery of the beneficiation plant and the phosphoric acid plant.

The net written down value of property and associated plant and equipment at our Queensland Fertilizer Operations at December 31, 2004 was A$510.8 million. Reserves included in our current mine plan will be depleted in approximately 30 years at current production rates.

INFORMATION ON THE COMPANY

Markets and Competition

During 2004, we continued our market development strategy, in support of ongoing growth in production from our fertilizer operations. Our focus is on delivering fertilizer products to the Australian market, which yields the best margins for our operations. In particular, we have continued to increase the domestic sales of MAP as we move toward an even production split between MAP and DAP.

We have marketing arrangements in place for our total fertilizer production based on 2004 volumes. We have domestic supply contracts in place with major Australian fertilizer distributors serving the domestic market and a marketing agreement in place targeting Asian markets.

Ammonium phosphate fertilizers are increasing their share of both the global and Australian domestic phosphate fertilizer market due to their high nutrient content and savings in storage, handling, transportation and application costs. Within the Australian domestic market, MAP demand is growing at a greater rate than DAP, which supports our strategy of increasing the production of MAP.

The generally accepted benchmark for ammonium phosphate fertilizer is based on US Gulf of Mexico prices. The DAP price has increased over 2004, increasing from US$204 per tonne (free-on-board Tampa) to US$233 per tonne at the end of the year. The price has declined slightly in the first half of 2005 and was US$226 per tonne at the end of April 2005. This price strength has been driven by a combination of strong international demand, particularly in Latin America, and increased manufacturing input costs such as ammonia and phosphate rock, forcing producers to raise prices to cover costs.

INFORMATION ON THE COMPANY

4.	REGIONAL EXPLORATION AND NEW BUSINESS

Minerals Exploration

Exploration is a core component of our growth strategy. Our global minerals exploration program seeks to deliver mineral discoveries that provide significant growth opportunity in locales where we can effectively manage the business and technical risks. During 2004, we conducted exploration in Australia, China, Peru, Mexico, Tanzania, Botswana, Zambia, Malawi, Canada and the USA.

We spent A$28.7 million on minerals exploration for continuing operations for the year ended December 31, 2004. Our expenditure for the year ended December 31, 2003 was A$23.4 million. Our exploration includes global green fields, targeting and testing for deposits of nickel and copper-gold, as well as near-mine and regional nickel exploration in Western Australia.

West Musgrave, Western Australia

The Babel-Nebo nickel-copper-platinum group occurrence at West Musgrave, which we discovered in 2000, is located approximately 800 kilometers north-east of Leonora in Western Australia. A total of 125 holes have been drilled to test the potential of the deposit. This drilling has identified an inventory of mineralization in the order of one million tonnes of nickel and one million tonnes of copper. At this stage, a mineral resource has not been defined for the deposit. Further metallurgical studies are planned and will facilitate evaluation of the project economics. The mineral inventory is situated within mining leases which have a 21 year term with automatic renewal rights, other exploration targets at West Musgrave are held through exploration licences. In 2003, we reached an agreement with the local communities and the Ngaanyatjarra Land Council (NLC). This agreement was in addition to our primary 1997 exploration agreement with the NLC and provided us land access to additional selected exploration licenses in the region. Airborne electromagnetic targets on these additional licenses were explored in 2004, without exploration success. A further agreement was reached early in 2005 regarding additional targets which are expected to be tested during 2005.

Our exploration in this area is currently focused on identifying new zones of mineralization at Babel-Nebo while broader, regional exploration continues. Two drilling programs, one to test for deep mineralization at Babel-Nebo and one to test a significant electro-magnetic anomaly in the region are planned for 2005.

Collurabbie, Western Australia

At Collurabbie, some 180 kilometers east-north-east of our Mt Keith nickel operations, we have a 70-30 joint venture with Falcon Minerals NL, and hold 100 percent of tenements covering a large additional area. Drilling at the Olympia project within the Falcon Minerals joint venture during 2004 intersected significant nickel-copper-platinum group mineralization over a strike length of 600 metres.

In the broader Olympia area, we have completed aircore drilling over a strike extent of eight kilometers. There are indications of nickel-copper-platinum group element metals along the entire strike length of the trend. We have planned a follow-up drilling program for 2005.

New Business

Mozambique - Corridor Sands Project

We have a Prospecting and Research License (Mineral Tenement) on the land which incorporates our Corridor Sands mineral sands project in Southern Mozambique. Under the licensing agreement, subject to committing to a development plan, we have the right to convert the exploration license to a mining title and commence exploitation of the resource, which title will have an initial 25 year term, renewable with 15 year terms for the life of mine. The project contemplates the exploitation of large, currently undeveloped mineral sands deposits. The project envisages a world-scale integrated mining, concentration and smelting operation to produce titanium dioxide slag, used to produce pigments for brightness and opacity in the manufacture of paint, paper and plastics. We are working towards development of the project to meet forecast demand for additional titanium dioxide slag in late 2008.

In November 2000, after an earlier due diligence investigation, we paid Southern Mining US$15 million for an exclusive option to study and acquire a controlling interest in the project. We completed a bankable feasibility study in 2002. During 2003, we began discussions with major customers to establish firm purchase agreements.

INFORMATION ON THE COMPANY

On December 9, 2002, we announced that we had agreed to acquire 100% of the Corridor Sands project from Southern Mining Corporation Limited. The total consideration paid was US$87.5 million and comprised two tranches. The first tranche was satisfied by the issue on December 9, 2002 of 14,080,604 shares in each of WMC Resources and Alumina Limited, valued at US$62.5 million (based on the respective share prices of each company on that date). The second tranche of US$25 million was paid by issuing 6,715,123 WMC Resources shares to Southern Mining Corporation in December 2003. During 2003, the Industrial Development Corporation of South Africa exercised its option to acquire a 10% interest in the project for US$10 million. The initial exercise price of US$100,000 has been paid with the balance of US$9.9 million payable on achievement of key project milestones. This transaction was approved by the Reserve Bank of South Africa in December 2004. The Industrial Development Corporation will now fund its share of project activities.

Environmental Matters

Our environmental policy states our commitment to achieve compatibility between economic development and the maintenance of the environment, and to observe all applicable environmental laws. Primary responsibility for environmental matters rests with site management. A corporate safety, environment and social development group provides technical and professional support to the line managers in the execution of the environmental policy and implementation of the environment health and safety management system, which is generally consistent with the requirements of ISO14001. Regular internal audits of each sites’ conformance with the management system standards are undertaken, and selectively subjected to a process of independent checks by an external verifier. Environmental non-compliances are reported monthly to the Board of Directors. In April 2005, we published our tenth annual Sustainability Report that covers the 2004 reporting period. The Sustainability report has been exclusively web-based since the 2002 report was published in 2003. Prior to 2001, these reports were published as the Environmental Progress Report.

We have mining and mineral-processing operations in Australia and have active exploration and project activities in many countries. Our activities are subject to various laws governing the protection of the environment in areas such as air and water quality, emissions, waste disposal, environmental impact assessments, land rehabilitation and access to, and use of, ground water. A failure by us to comply with the laws in relation to environmental issues might result in sanctions such as: fines; orders requiring additional environmental controls; more onerous license conditions or curtailment of operations.

We continue to invest in plant and equipment to improve the reliability and environmental performance of our operations and to ensure compliance with regulatory requirements. Our principal environmental costs continue to be recovery of contaminated groundwater at the Baldivis tailings storage facility. To December 31, 2004, we have spent A$86.7 million (A$83.4 million as at the end of 2003) on groundwater remediation at our Kwinana and Baldivis facilities. Current remediation work at Kwinana has been completed and we anticipate that work at Baldivis will continue until approximately 2008, at a further cost of A$23.8 million.

We accrue financial provisions for meeting environmental obligations for site closure and rehabilitation across all our sites. The basis for accruing provisions is reviewed annually by sites and is also subject to triennial corporate reviews. As at December 31, 2004, we had made financial provisions of A$119.2 million for future rehabilitation activities.

We cannot reasonably estimate the cost of future compliance or remedial work or further investment necessitated through the introduction of further environmental regulation or by any causes of contamination, including those occurring prior to the introduction of such regulation or before or after the property in question was owned or occupied by us. The level of such costs will be dependent upon the requirements of future environmental regulation, the extent of any contamination, the technology available to meet the required standards, the determination of our liabilities in proportion to those of other parties and the extent to which costs are recoverable from insurance and third parties.

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

A summary of our significant leases and freehold property for Western Australian, South Australian and Queensland operations follows.

Operation	Relevant Act(s)	Term	Expiration Date of Lease(1)	Life of Approved Mine Plan
Kambalda Nickel Operations	Mining Act 1978 (WA)	Leases are either currently within their initial 21-year lease period or within the term of their first (as of right) renewal period of 21 years. Further renewals are at Minister’s discretion.	2006 2011 2026	8

	Nickel Refinery (Western Mining Corporation Limited) Agreement Act 1968 (WA)

All leases have completed their initial term of 21 years.

All leases had an option to be renewed for a further period of 21 years. This option has been exercised against all leases. A second renewed term is available for a further period of 21 years. However, grant of this renewal is at the Minister’s discretion. These tenements can also be replaced by WA Mining Act 1978 mining leases in which case they would become subject to the provisions of that Act. A number of leases have been sub-leased to a third party pending finalization of a sale and purchase agreement.

			2007-2008 2014 2017-2018

	Transfer of Land Act (WA) Mining on Private Property Act 1898 (WA)	In perpetuity. Proportion of freehold land sub-leased to a third party for mining purposes.

INFORMATION ON THE COMPANY

Operation	Relevant Act(s)	Term	Expiration Date of Lease(1)	Life of Approved Mine Plan
Leinster Nickel Operations	Nickel (Agnew) Agreement Act 1974 (WA)	Lease has completed its initial term of 21 years. Option for a renewed term of a further period of 21 years has been exercised. Lease has unlimited rights for renewal for further periods of 21 years. This lease can also be replaced by WA Mining Act 1978 mining leases in which case they would become subject to the provisions of that Act.	2019	8

	Mining Act 1978 (WA)	Leases are currently within their initial 21-year lease period or are within the term of their first (as-of-right) renewal period of 21 years. A further 21 years is available as a right of renewal. Further renewals are at Minister’s discretion.	2008-2010 2012-2013 2015 2025

Mount Keith Operations	Mining Act 1978 (WA)	Leases are currently within their initial 21-year lease period. A further 21 years is available as a right of renewal. Further renewals are at Minister’s discretion.	2008 2011-2016	19

Olympic Dam Operations	Roxby Downs (Indenture Ratification) Act 1982 (SA)	50 years plus right to renew for further periods of up to 50 years.	2036	20

	Real Property Act 1886 (SA)	In perpetuity.

Phosphate Hill	Mineral Resources Act 1989 (Qld)	40 years plus renewal periods as negotiated with Queensland Government.	2035	30

(1)	There may be a number of lease agreements applicable for each operation

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our operating performance and financial condition should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, which are included in this annual report. Those Consolidated Financial Statements have been prepared in accordance with Australian GAAP, which differs in certain respects from US GAAP. A discussion of the principal differences between Australian GAAP and US GAAP as they relate to us and a reconciliation of certain items to US GAAP are provided in Notes 47 and 48 to the Consolidated Financial Statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with Australian GAAP.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Preparation

    2004 and 2003 fiscal years

The financial statements for the years ended December 31, 2004 and December 31, 2003 reflect the financial performance of the operations of the WMC Resources Ltd group for the full financial year as, on a statutory basis, we controlled the copper-uranium, fertilizer and finance activities for the full 2004 and 2003 fiscal years.

    2002 fiscal year

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

Environmental rehabilitation costs

We make provision for environmental rehabilitation costs and related liabilities based on our management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations, with provisions made over the expected lives of our operations. While our management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts we estimate for the future liabilities may differ materially from the costs that will actually be incurred. We reassess estimated cost of rehabilitation on a regular basis. If our management determines that we have created an insufficient rehabilitation provision, we will adjust earnings prospectively. Our rehabilitation provisions as at December 31, 2004 were A$119.2 million in the aggregate, compared to estimated total future costs of A$397.8 million.

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

General Factors

On October 28, 2004 we received a conditional proposal from Xstrata plc to acquire WMC Resources for A$6.35 per share in cash by way of a scheme of arrangement. The Board of WMC Resources carefully considered the proposal and determined that it failed to recognize the current and prospective value of WMC Resources’s assets and the strategic benefits to Xstrata or other potential acquirers. Accordingly the Board declined the proposal to put forward a scheme of arrangement to WMC Resources shareholders.

On November 21, 2004 Xstrata plc announced that it intended to make a conditional takeover offer for WMC Resources at a price of A$6.35 per share. This offer was increased to A$7.20 (later amended to A$7.00 after the payment of our A$0.20 dividend) on February 2, 2005. The proposed offer price of A$7.20 per share fell within the range provided by Grant Samuel, the independent expert, of A$7.17 to A$8.24. The Xstrata plc bid was unsuccessful and is now closed. Xstrata is not currently bidding for our shares.

On March 8, 2005, BHP Billiton Limited announced that it intended to make an offer for WMC Resources at a price of A$7.85 per share, conditional on acceptances representing 90% of WMC Resources shares, Foreign Investment Review Board and other regulatory approvals and other conditions. The Board of Directors of WMC have unanimously recommended that WMC Resources shareholders accept the offer from BHP Billiton in the absence of a superior proposal. The offer currently closes on June 3, 2005. As of May 18 2005, BHP Billiton Ltd had received tenders for 3.53% of our outstanding shares.

Our operations during the three-year period ended December 31, 2004 were characterized by a focus upon our core businesses of nickel, copper/uranium (Olympic Dam) and fertilizers (Phosphate Hill). This strategy, begun in the 1990s when our operations were part of WMC Limited, included: major investment and restructuring to enhance the competitiveness and quality of our assets, with an

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

emphasis on developing fully integrated production facilities to achieve efficiency and a competitive cost base, exploring expansion opportunities at existing businesses and focusing on sites with long-life reserves. In addition, non-core businesses, such as oil and gas, talc and gold were divested.

Our performance in the year ended December 31, 2002 continued to be negatively influenced by our production constraints related to downtime for repairs and disruptions to production. Our Olympic Dam copper/uranium and our nickel businesses experienced higher per unit costs of sales during the year, although commodity prices began to recover during the period.

Performance in fiscal 2003 strengthened significantly reflecting a strong performance from the nickel business due to high nickel prices and sound operating performance. The gains from the nickel business were partially offset by the appreciating Australian dollar and production constraints at Olympic Dam.

Our performance in fiscal 2004 was very strong due to improved operational reliability and strong commodity markets.

Our financial and operational performance and prospects are influenced by a number of factors. The following is a discussion of the key general factors which affect the consolidated and segment results of our business and financial performance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Factors affecting our consolidated results

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

Capital Expenditures

Mining is a capital intensive business, where much investment in infrastructure and plant is required. Recent major capital expenditures include the rebuilding of uranium and copper solvent extraction plants at Olympic Dam and the expansion of the Perseverance mine at Leinster. These are discussed in more detail below.

Factors affecting our business segments’ financial results

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

Nickel Operations

In 2002, higher realised prices and higher sales volumes of concentrate and nickel metal were offset only partially by reduced nickel matte sales and higher cost of sales resulting in an improved profit for the year. We curtailed nickel matte production in the first half of 2002 following a shutdown of the acid plant at the Kalgoorlie smelter for repairs. In 2003, our nickel business recorded stronger profits. This was due to higher realized nickel prices and the highest level of nickel-in-concentrate for five years following record production at Mount Keith. In 2004, our nickel business almost doubled the earnings from the previous year due to higher realized prices and lower cash costs of production. Ore production commenced at Leinster’s new Eleven Mile Well pit in December 2004. In addition, we are currently extending the Perseverance mine at Leinster at an estimated total cost of A$207 million. Approximately 90% of our nickel metal sales are made under short- to medium-term contractual arrangements.

Olympic Dam Operations

A fire at the Olympic Dam operation’s solvent extraction plant in October 2001 resulted in a A$71.8 million charge for the write-off of assets and reduced production in the 2001 year, a A$97.7 million charge due to reduced production in 2002 and a further A$48.5 million charge due to reduced production in 2003. The rebuilt uranium solvent extraction plant was commissioned in the first

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

half of 2003, and construction of the copper solvent extraction plant was completed in the second half of 2003. The scheduled relining of the furnace was completed in October 2003. Operations in the last quarter of 2003 were interrupted by a foam-up of the furnace bath and the failure of a heat exchanger in the acid plant. As a consequence of these repairs, refurbishment activities and the smelter reline, refined copper production for 2003 was approximately 160,080 tonnes. In 2002, we completed an optimization project to take the annual capacity from approximately 200,000 tonnes of refined copper to 235,000 tonnes. Following commissioning of the new copper solvent extraction plant in the first quarter of 2004, production reached 224,731 tonnes of copper. We currently expect to achieve approximately 226,000 tonnes in 2005. We sell approximately 90% of copper production under contracts which are negotiated annually. More than 90% of our uranium oxide production is committed under long-term sales contracts. Over the next year, WMC Resources will complete its A$70 million pre-feasibility study into on the next phase of Olympic Dam development which may result in increasing copper production to in excess of 500,000 tonnes per annum. Furthermore, WMC Resources has committed to a A$72 million feasibility drilling program (and obtaining associated land access agreements) that will commence from 2005 and continue through to mid 2007.

Queensland Fertilizer Operations

During 2002 the Queensland Fertilizer Operation’s production rate increased and we achieved over 95% of design capacity in October 2002. This capacity, however, was offset by a decrease in fertilizer prices, resulting in a loss in 2002. In 2003, record production and higher DAP prices were offset by unfavorable exchange rate movements, resulting in a small loss. Earnings improved sharply in 2004 despite reduced margins on Hi-Fert sales. The Phosphate Hill site has the potential for future development but such opportunities are still in the early stages of study. We sell almost 100% of fertilizer production under contract.

Outlook for 2005

Group

We expect that favourable market conditions for each of our commodities will continue throughout 2005. Strong production is expected from each operation and we remain focused on delivering safe, sustained and consistent performance from each of our operations.

Nickel

During 2005, we expect nickel-in-concentrate production to exceed 117,800 tonnes. With long-term contracts under which we sell nickel concentrate to outside parties expiring in the first quarter of 2005, we expect that redirecting this concentrate into our own value-adding production stream will result in record nickel-in-matte production of more than 107,500 tonnes, with a corresponding record level of nickel metal production of more than 67,500 tonnes.

To support our development plans, we are investing more than $90 million during 2005 in resource drilling, development studies and exploration in Western Australia. This work will include in-fill drilling at Yakabindie and extensional drilling in the Perseverance underground mine at Leinster. Our development studies will focus on the proposed new concentrator and hydrometallurgical circuit for treating talc and low-grade ores, as well as a feasibility study on the Cliffs deposit near Mt Keith and a refinery expansion study.

Olympic Dam Operations

Full year production is expected to be approximately 226,000 tonnes of copper and 4,700 tonnes of uranium.

In addition to the pre-feasibility expansion study, we have planned a series of low-capital, high-return process enhancement projects for 2005 and 2006.

A feasibility drilling program will commence in 2005 and continue through to mid 2007 following completion of pre-feasibility drilling (which forms part of the pre-feasibility expansion study).

We have a program to lift mining and milling rates to enable us to achieve an annual throughput target of 10.5 million tonnes by December 2005. This includes low-cost initiatives to remove flow restrictions in our milling and materials handling during mining. We are developing a further program, to be implemented after 2005, that aims to raise our annual throughput to 12.3 million tonnes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Queensland Fertilizer Operations

Our Queensland Fertilizer Operation was expected to produce approximately 980,000 tonnes of fertilizer in 2005. Operational constraints in the second quarter of 2005 indicate this target may be reduced by up to 25,000 tonnes. This will have minimal financial impact and steps are underway to mitigate the production shortfall.

The Phosphate Hill deposit is of sufficient size to support expansion. It has a current mine life of more than 30 years. We have plans for small capital projects and de-bottlenecking in the next few years to increase annual production to 1.1 million tonnes.

Queensland Fertilizer Operations plans to increase production of mono-ammonium based products towards 50 percent of total production. During 2004, those products represented 27 percent of total production.

2004 Compared to 2003

Overview

Our consolidated net profit after tax from continuing operations was A$1,326.9 million for the year ended December 31, 2004 compared with a net profit after tax of A$239.1 million for the year ended December 31, 2003. Our net sales revenue from continuing operations amounted to A$3,828.4 million for the year ended December 31, 2004 compared with A$3,001.3 million for the comparable previous year, an increase of 27.6%. Our net income was positively influenced by an increase in earnings from nickel and copper, an improved result from our fertilizer operations and the realization of significant tax credits. These were partly offset by the effect of a weaker US dollar relative to the Australian dollar and increased costs relating to new business and exploration development.

Revenues

Our sales revenue from continuing operations for the year ended December 31, 2004 increased to A$3,828.4 million, up from A$3,001.3 million in the year ended December 31, 2003. The increase was driven by higher nickel prices up from an average of US$4.36 per pound in 2003 to US$6.28 per pound in 2004, higher copper prices up from an average of US$0.81 per pound in 2003 to US$1.30 per pound in 2004 and a 31.5% increase in copper tonnes sold. This was offset by a weaker US dollar relative to the Australian dollar and reduced uranium tonnes sold (as detailed in the following table). Net foreign exchange and commodity price hedging gains of A$146.8 million in 2004 were up from a gain of A$72.1 million in the comparable period in 2003, due to the weaker US dollar relative to the Australian dollar and a higher volume of US dollar hedging positions in 2004. The following tables show our sales volume by major product category for 2004 and 2003 and the average prices for our products.

	Year ended December 31,
SALES VOLUME SUMMARY	2004	2003
Nickel (‘000 tonnes)
- Nickel-in-concentrate	13.0	14.9
- Nickel-in-matte	31.7	36.5
- Nickel metal	62.1	60.9
Refined copper (‘000 tonnes)	229.5	174.5
Uranium oxide (tonnes)	4,172.0	4,575.0
Fertilizer (‘000 tonnes)	1,257.0	1,244.0
- Queensland Fertilizer Operations external sales	658.0	689.0
- Hi Fert sales	599.0	555.0

	Year ended December 31,
PRICES SUMMARY(1)	2004	2003
Nickel (US$/lb)	6.28	4.36
Copper (US$/lb)	1.30	0.81
Fertilizer (US$/tonne)	222	180

(1)	Average prices for the periods presented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Costs

Our total costs from continuing operations of A$2,952.7 million for the year ended December 31, 2004 were marginally higher than the comparable period in 2003 of A$2,731.1 million. The change was driven by a A$233.6 million increase in costs of production largely due to higher volumes and the increased LME-related cost of third party ore for feed in our nickel operations.

Depreciation and amortization from continuing operations decreased to A$464.8 million from A$508.3 million in 2003, primarily due to the cessation of mining at the Harmony open-pit near Leinster (A$44 million).

In 2004, borrowing costs were reduced by A$20.7 million compared to 2003, due to lower effective interest rates and reduced net debt levels. Net borrowing costs were reduced by a similar magnitude of A$23.5 million from A$22.9 million in 2004 compared to A$46.4 million in 2003.

Profit

Our consolidated net profit after tax from continuing operations was A$1,326.9 million for the year ended December 31, 2004 compared with a net profit after tax of A$239.1 million for the year ended December 31, 2003. The significant increase in our net result after tax largely reflects increased Australian dollar commodity prices, a turnaround in operational reliability and profitability at Olympic Dam, improved revenues and earnings growth in nickel operations, insurance recoveries, lower amortization expense (primarily in our nickel business) and the recognition of previously unbooked tax losses.

The net tax credit for 2004 was A$319.1 million reflecting tax credits from the recognition of Australian tax losses and other timing differences not previously brought to account, residual hedge obligations settled in 2004 and restatement of deferred tax balances on entry to the Australian tax consolidation regime.

Cash flow

Our net cash inflow from operating activities for the year ended December 31, 2004 was A$1,422.4 million, compared to A$675.5 million for the year ended December 31, 2003. Key factors impacting net cash flow from operating activities were:

•	receipts from customers increased by 23.6% to A$3,692.4 million, principally due to higher nickel and copper prices partially offset by a weaker US dollar relative to the Australian dollar;

•	payments to suppliers and employees increased by 4.9% to A$2,361.7 million from A$2,251.8 million in the year ended December 31, 2003 principally due to increased production and increased costs of third party ore for feed in our nickel operations; and

•	proceeds we received in 2004 with respect to business interruption insurance claims relating to our nickel and copper operations of A$101.5 million compared to insurance proceeds of A$10.5 million in 2003.

Our net cash outflow from investing activities for the year ended December 31, 2004 was A$345.9 million, compared to a net cash outflow from investing activities of A$679.9 million in the year ended December 31, 2003. The key factors contributing to the outflow from our investing activities in 2004 compared to 2003 were:

•	proceeds from the dilution of ownership of Hi Fert Pty Ltd of A$67.5 million in 2004; and

•	payments for property, plant and equipment amounted to A$424.8 million for the year ended December 31, 2004, compared to A$661.9 million for the comparable period in 2003 principally due to costs incurred on the rebuild of the copper and uranium solvent extraction plants and other major maintenance shutdowns during 2003.

Net cash outflow from our financing activities was A$701.1 million, compared to a net cash inflow from financing activities of A$27.3 million for the year ended December 31, 2003, principally due to:

•	Repayment of borrowings of A$425.7 million in 2004 against net proceeds of borrowings of $53.9 million in 2003;

•	payment on the settlement of legacy gold asset related hedge contracts of A$116.8 million in 2004 compared to A$33.0 million in 2003; and

•	a dividend payment of A$206.4 million made in year ended December 31 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Balance sheet

Our net assets increased by 29.4% to A$5,109.1 million from A$3,949.7 million at December 31, 2003, including an increase in our total assets to A$8,163.1 million from A$7,560.2 million. The increase in our net assets mainly reflects a reduction in interest bearing liabilities from A$1,353.2 million at December 31, 2003 to A$905.1 million at December 31, 2004 due to the decline in value of our US dollar denominated debt in Australian dollar terms and debt repayments made during 2004. The A$602.9 million increase in our total assets was principally due to an increase of A$486.7 million in the value of deferred tax assets and A$373.6 million increase in cash assets due to strong earnings during 2004. The tax balances have been restated as at December 31, 2004 to reflect the recognition of Australian tax losses and other timing differences not previously brought to account and the restatement of deferred tax balances on entry to the Australian tax consolidation regime as announced on December 9, 2004.

Segment Results

Nickel

Our profit before hedging, interest and tax increased to A$790.3 million in 2004, compared with a profit before hedging, interest and tax of A$430.2 million in 2003. Our higher profit before hedging, interest and tax in 2004 was principally due to higher revenues of A$278.6 million driven mainly by higher Australian nickel prices and a lower amortization expense, offset by slightly reduced matte and nickel-in-concentrate sales volumes and increased costs of third party purchased feedstock. Nickel-in-concentrate production was marginally lower, reflecting lower Mt Keith production with mining transitioning from the higher grade ore at the bottom of Stage E cutback in 2003 to lower grade ore from the new Stage F cutback during 2004. This was offset by improved milling performance at Leinster and higher third party feedstock purchases at Kambalda. Nickel-in-matte production at the Kalgoorlie Nickel Smelter was marginally lower, reflecting reduced concentrate supply in the second quarter during the transition between cutbacks at Mt Keith. The Kwinana Nickel Refinery increased nickel metal production by 2% compared to 2003 notwithstanding a planned three-yearly major maintenance shutdown in the first half and an unplanned shut in 2003. The average unit cost of nickel metal sales (net of by-product credits) for 2004 was A$5.04/lb, compared to A$4.79lb in 2003, as a result of higher costs for purchased feed at Kambalda arising from the higher nickel price and reduced availability of Mt Keith ore offset by higher credits for intermediate products such as cobalt, residue and oxide sales. The following table provides information regarding the performance of our nickel business unit in 2004 and 2003.

	Year ended December 31,
NICKEL PERFORMANCE SUMMARY	2004	2003
	A$ millions
Financial
Profit before hedging, interest and tax(1)	790.3	430.2
Commodity/currency hedging	78.7	43.7

Profit before interest and tax	869.0	473.9
Intra-group sales	(2.5)	—

Segment result(2)	866.5	473.9

Sales revenue (net of hedging)	2,175.4	1,861.8
Capital expenditure	298.3	219.0
Total assets	2,149.3	1,835.4

	‘000 tonnes
Production
Nickel-in-concentrate	115.8	117.7
Nickel-in-matte	97.8	99.2
Nickel metal	62.5	61.4

	‘000 tonnes
Sales
Nickel-in-concentrate	13.0	14.9
Nickel-in-matte	31.7	36.5
Nickel metal	62.1	60.9

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result in 2004 does not include interest, foreign currency revaluations or income taxation.

Our sales revenue increased to A$2,175.4 million in 2004 compared to A$1,861.8 million in 2003 due to higher realized Australian dollar prices resulting from a stronger US dollar nickel price and higher nickel metal sales offset by a stronger US dollar relative to the Australian dollar and lower sales volumes of nickel concentrate and matte. Hedging gains at A$78.7 million in 2004, compared to the gain of A$43.7 million in 2003 reflecting the weaker US dollar during 2004.

Realized nickel metal prices in Australian dollars averaged A$8.97 per pound for the year ended December 31, 2004, an increase over the average price for the year ended December 31, 2003 of A$6.70 per pound again reflecting the stronger nickel commodity prices in 2004.

Copper/Uranium

Our profit before hedging, interest and tax was A$191.4 million in 2004, compared with a loss before hedging, interest and tax of A$112.6 million in 2003. Our profit before hedging, interest and tax in 2004 was principally due to higher sales volumes from increased production, higher Australian dollar copper prices and insurance recoveries.

Copper production was a record 224,731 tonnes, up 40 percent on the previous year, driven by record smelter utilization and refinery performance. This performance was underpinned by a reliability improvement program which commenced in the smelter and was subsequently implemented in the mine and hydromet areas.

The solvent extraction plant circuit was successfully commissioned during 2004, and a program to lift copper, uranium and gold recoveries commenced. Uranium recovery increased from a historical 65-70 percent to a record 77 percent in the fourth quarter.

Cash operating costs rose by A$112 million (20 percent) due to a 40 percent increase in production levels, reliability program funding and increased royalty payments. The following table provides information regarding the performance of our copper and uranium business in 2004 and 2003.

	Year ended December 31,
COPPER AND URANIUM PERFORMANCE SUMMARY	2004	2003
	A$ millions
Financial
Profit/(loss) before hedging, interest and tax(1)	191.4	(112.6)
Commodity/currency hedging	59.7	22.7

Profit/(loss) before interest and tax	251.1	(89.9)
Intra-group purchases	7.6	7.6

Segment result(2)	243.5	(97.5)

Sales revenue (net of hedging)	1,177.5	719.0
Capital expenditure	98.5	396.7
Total assets	4,159.2	4,313.0

Production
Refined copper (‘000 tonnes)	224.7	160.1
Uranium oxide (tonnes)	4,404	3,203

Sales
Refined copper (‘000 tonnes)	229.5	174.5
Uranium oxide (tonnes)	4,172	4,575

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

Our sales revenue increased to A$1,177.5 million in the year ended December 31, 2004, compared to A$719.0 million in the comparable period of 2003, in line with higher sales reflecting higher production and a higher realized copper price (in Australian dollar terms).

Our sales revenue includes hedging gains of A$59.7 million in 2004, compared to the A$22.7 million of hedging gain in 2003, reflecting the weaker US dollar during 2004 and the increased quantum of hedging contracts.

Capital expenditure was A$298 million lower in 2004 due to completion of the solvent extraction plants, the furnace rebuild program in 2003 and a risk-based review of capital requirements in 2004.

Copper prices averaged US$1.30 per pound in 2004, up 60% on the average price in the year ended December 31, 2003 of US$0.81 per pound. Australian dollar prices averaged A$1.76 per pound for the year ended December 31, 2004, up 42% on the average price in the year ended December 31, 2003 of A$1.24 per pound, due to the stronger US dollar relative to the Australian dollar in the year ended December 31, 2004. The copper market continued to strengthen and posted substantial gains during 2004, largely on the back of strong Chinese demand and historically low inventories. The uranium price has strengthened considerably. The spot price indicator for uranium rose in excess of 40 percent during 2004. Some of WMC’s existing contracts include a spot price reference component and new contracts will be written at prevailing market conditions.

Fertilizer Operations

In 2004, we had a loss before hedging, interest and tax of A$0.8 million, compared to a loss before hedging, interest and tax of A$23.7 million in 2003. The improved performance was a result of a higher Australian Dollar sales prices partly offset by the costs of importing fertilizer to meet customer demand.

	Year ended December 31,
FERTILIZER PERFORMANCE SUMMARY(1)	2004	2003
	A$ millions
Financial
Profit/(Loss) before hedging, interest and tax(2)	(0.8)	(23.7)
Commodity/currency hedging	8.4	5.7

Profit/(Loss) before interest and tax	7.6	(18.0)
Intra-group purchases	2.5	—
Intra-group sales	(7.6)	(7.6)

Segment result(3)	2.5	(25.6)

Sales revenue (net of hedging)	485.6	428.1
Capital expenditure	17.5	40.5
Total assets	618.8	753.5

	‘000 tonnes
Production
Phosphate fertilizer	884	922

	‘000 tonnes
Sales
Queensland Fertilizer Operations external sales	658	689
Hi-Fert sales	599	555

(1)	Includes performance of wholly-owned subsidiary Hi Fert Pty Ltd for 12 months in 2003 and 11 months in 2004 (due to the sale of two thirds share in Hi Fert in November 2004).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	We have included information concerning loss before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(3)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

The decrease in total assets of A$134.7 million is attributable to the recognition of additional deferred tax benefits in 2003, the divestment of Hi Fert in November 2004 and the transfer to Group tax consolidation in 2004

Our production in 2004 was 884,000 tonnes of ammonium phosphate fertilizer, a decrease of 4.3 % from the 922,000 tonnes produced in 2003 due to a reduced supply of sulphuric acid in the first half of 2004 restricting fertilizer production.

The price of DAP averaged US$222 per tonne in 2004 compared to US$180 per tonne in 2003. The US$/A$ exchange rate increased from an average of 0.65 in 2003 to 0.74 in 2004.

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

In 2003, borrowing costs were reduced by A$83.9 million compared to 2002, due to more favourable rates on our global bond issue. The reduction in interest costs was similar in magnitude to the A$75.9 million profit we recognized on the early termination of interest rate swaps in 2002, resulting in an overall marginal difference in our net borrowing cost of A$46.3 million in 2003 compared to A$48.7 million in 2002.

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

Cash flow

Our net cash inflow from operating activities for the year ended December 31, 2003 was A$675.5 million, compared to A$399.0 million for the year ended December 31, 2002. Key factors impacting net cash flow from operating activities were:

•	receipts from customers increased by 21.7% to A$2,987.3 million, principally due to higher nickel and copper prices partially offset by a weaker US dollar relative to the Australian dollar;

•	payments to suppliers and employees increased by 10.2% to A$2,251.8 million from A$2,043.4 million in the year ended December 31, 2002 principally due to increased production and increased costs of third party ore for feed in our nickel operations; and

•	proceeds we received in 2003 from the close out of the 2005 to 2008 hedge book of A$18.6 million compared to proceeds of A$71.2 million received from the close out of an interest rate swap in 2002.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net cash inflow from our financing activities was A$27.3 million, compared to a net cash outflow from financing activities of A$24.8 million for the year ended December 31, 2002, principally due to:

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

Segment Results

Nickel

Our profit before hedging, interest and tax increased to A$396.1 million in 2003, compared with a profit before hedging, interest and tax of A$269.9 million in 2002. Our higher profit before hedging, interest and tax in 2003 was principally due to higher revenue of A$410.5 million offset by reduced overall production and increased production costs. An unplanned shutdown of the Kwinana Nickel Refinery reduced overall nickel metal production by 6% compared to 2002. However, nickel-in-concentrate production was at its highest levels for five years following record production at Mt Keith, strong output from Leinster and increased third party feed to Kambalda. The average unit cost of nickel metal sales (net of by-product credits) for 2003 was A$4.79/lb, compared to A$4.17/lb in 2002, as a result of lower production following the unplanned shutdown for repairs to the boiler at the Kwinana Nickel Refinery and increased purchases and costs (related to the higher nickel price) of third party concentrate feed. This replaced concentrate feed previously produced internally from the Kambalda mines, which we have now sold. The following table provides information regarding the performance of our nickel business unit in 2003 and 2002.

	Year ended December 31,
NICKEL PERFORMANCE SUMMARY	2003	2002
	A$ millions
Financial
Profit before hedging, interest and tax(1)	396.1	269.9
Commodity/currency hedging	43.7	(58.0)

Profit before interest and tax	439.8	211.9
Foreign currency revaluation	34.1	9.5
Intra-group sales	—	0.1

Segment result(2)	473.9	221.5

Sales revenue (net of hedging)	1,861.8	1,343.0
Capital expenditure	219.0	191.0
Total assets	1,835.4	1,696.0

	‘000 tonnes
Production
Nickel-in-concentrate	117.7	106.4
Nickel-in-matte	99.2	91.6
Nickel metal	61.4	65.1

	‘000 tonnes
Sales
Nickel-in-concentrate	14.9	14.1
Nickel-in-matte	36.5	25.7
Nickel metal	60.9	64.8

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result in 2003 does not include interest, foreign currency revaluations or intra-group sales.

The nickel refinery at Kwinana produced 61,417 tonnes of nickel metal in 2003, down from 65,055 tonnes in 2002, following the unplanned shutdown for repairs to the boiler.

Our sales revenue increased to A$1,861.8 million in 2003 compared to A$1,343.0 million in 2002 due to our higher realized Australian dollar prices resulting from a weaker US dollar relative to the Australian dollar and higher sales volumes of concentrate and nickel metal, offset in part by reduced matte sales. Hedging gains at A$43.7 million in 2003, compared to the loss of A$58.0 million in 2002 reflecting the weaker US dollar during 2002 and the reduced quantum of hedging contracts.

We are continually reviewing the mine plans for our open cut mines and making changes as appropriate to reflect updated information. Changes to the mine plans for the Mount Keith and Harmony mines in the six months to December 31, 2003 resulted in changes to stripping ratios, which had a positive impact on profit of A$5.4 million (credit) (2002: A$1.1 million credit). Realized nickel metal prices in Australian dollars averaged A$6.70 per pound for the year ended December 31, 2003, an increase over the average price for the year ended December 31, 2002 of A$5.55 per pound again reflecting the stronger nickel commodity prices in 2003.

Copper/Uranium

Our loss before hedging, interest and tax was A$112.6 million in 2003, compared with a profit before hedging, interest and tax of A$100.4 million in 2002. Our loss before hedging, interest and tax in 2003 was principally due to lower sales volumes from reduced production, a decline in the value of the US dollar as well as insurance revenue of A$120 million recognized in 2002.

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

	Year ended December 31,
COPPER AND URANIUM PERFORMANCE SUMMARY	2003	2002
	A$ millions
Financial
Profit before hedging, interest and tax(1)	(112.6)	100.4
Commodity/currency hedging	22.7	(41.6)

Profit before interest and tax	(89.9)	58.8
Intra-group purchases	7.6	5.0

Segment result(2)	(97.5)	53.8

Sales revenue (net of hedging)	719.0	723.3
Capital expenditure	396.7	216.0
Total assets	4,313.0	4,146.2

Production
Refined copper (‘000 tonnes)	160.1	178.1
Uranium oxide (tonnes)	3,203	2,891

Sales
Refined copper (‘000 tonnes)	174.5	186.1
Uranium oxide (tonnes)	4,575	3,888

(1)	We have included information concerning profit before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business segment and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

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

	Year ended December 31,
FERTILIZER PERFORMANCE SUMMARY(1)	2003	2002
	A$ millions
Financial
(Loss) before hedging, interest and tax(2)	(23.7)	(41.2)
Commodity/currency hedging	5.7	(12.3)

(Loss) before interest and tax	(18.0)	(53.5)
Intra-group sales	(7.6)	(3.9)

Segment result(3)	(25.6)	(57.4)

Sales revenue (net of hedging)	428.1	420.4
Capital expenditure	40.5	50.2
Total assets	753.5	720.6

	‘000 tonnes
Production
Phosphate fertilizer	922	821.0

	‘000 tonnes
Sales
Queensland Fertilizer Operations external sales	689	606
Hi-Fert sales	555	648

(1)	Includes performance of then wholly-owned subsidiary Hi Fert Pty. Ltd.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2)	We have included information concerning loss before hedging, interest and tax in our segment results as we believe this is a useful measure of operational performance because it removes items not related to the underlying performance of the business and it is also commonly used by certain investors to evaluate the core results of our segments. Profit before hedging, interest and tax is not a measure of financial performance under Australian GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. Our consolidated results as discussed herein include the results of hedging, interest and tax.

(3)	Segment result is segment revenues less segment expenses. Segment revenues include operating revenues from ordinary activities before tax, resulting from the operating activities of a segment that are directly attributable to a segment, and a portion of other revenues that can be allocated on a reasonable basis to the segment. Segment result does not include interest, foreign currency revaluations or intra-group sales.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New Accounting Pronouncements

Australian Accounting Standards Board

The Australian Financial Reporting Council (FRC) has determined that Australian entities must adopt Australian International Financial Reporting Standards (AIFRS) from January 1, 2005. The adoption of AIFRS will be first reflected in our financial statements for the half year ending June 30, 2005 and the year ending December 31, 2005. The significant areas expected to be affected are as follows:

Provision for environmental rehabilitation

Environmental obligations associated with the retirement or disposal of long lived assets will be recognized when the disturbance occurs and are based on the extent of damage incurred. The provision is measured as the present value of the future expenditure. A corresponding rehabilitation asset is also recognized.

On an ongoing basis, the rehabilitation liability will be remeasured at each reporting period in line with the changes in the time value of money (recognized as an expense in the statement of financial performance and an increase in the provision), and additional disturbances/changes in rehabilitation costs will be recognized as additions/changes to the corresponding asset and rehabilitation liability. The rehabilitation asset will be amortized to the statement of financial performance on the same basis as the development asset.

Currently, we have a rehabilitation liability which progressively increases (with the corresponding amount booked to the statement of financial performance) over the life of the operation.

Impact on WMC:

Transition impact - We will be required to remeasure the existing environmental rehabilitation provision to the present value of the future expenditure and recognise a related rehabilitation asset. Retained earnings will be impacted to the extent that this net position differs from the existing rehabilitation provision.

Continuing impact - The statement of financial performance will recognise both an accretion expense and amortisation of the rehabilitation asset.

Derivatives

Some financial assets and liabilities, including all derivatives, will be recorded on the face of the statement of financial position at fair value. Assuming certain conditions are met, hedges are classified as either cash flow hedges, fair value hedges or hedges of investments in foreign operations. Changes in the fair value of cash flow hedges can be deferred in an equity account in the statement of financial position, provided the hedges are effective. Changes in the market value of fair value hedges together with changes in the fair value of underlying positions are booked to the statement of financial performance.

We currently value hedges at spot prices and defer gains and losses on effective hedges as assets and liabilities on the statement of financial position until the underlying hedged transaction occurs.

Impact on WMC:

Transition impact – We are yet to determine the date of transition, however it is likely the existing derivative based balances will be revalued to market rates and any deferred gains or losses transferred to equity.

Continuing impact – Since we closed out our 2005 to 2008 currency and 2005 to 2010 commodity hedge books in 2003 and 2004 (and it is assumed that no hedging will be put in place under our current Price Risk Management Policy), and since the effect of the 2004 legacy hedge book will be finalised in 2004, there should not be a significant impact on our earnings.

Defined benefit superannuation plan

An asset/liability, being the net of the defined benefit obligation (adjusted for unrecognized actuarial gains/losses and past service costs) and the fair value of the plan assets, will be recognized in the statement of financial position. On an ongoing basis, the movement in this net balance will be recognized in the statement of financial performance.

Currently, we recognise the cash contributions to the defined benefit super fund as an expense in the statement of financial performance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impact on WMC:

Transition impact - We will recognise a defined benefit liability in the statement of financial position with the corresponding impact to retained earnings.

Continuing impact – Movements in the net position of the defined benefit fund at subsequent reporting periods will be recognized in the statement of financial performance.

Income tax

Income tax will be calculated based on the ‘balance sheet’ approach, replacing the current income statement method. This may result in the recognition of additional deferred tax assets and liabilities. In addition, tax losses will be recognized as an asset to the extent that future taxable profits are probable. This may result in greater deferred tax assets when compared to the existing criteria for recognising future income tax benefits when tax losses are virtually certain of being realised and timing differences where realisation is assured beyond reasonable doubt.

Impact on WMC:

Transition impact - The change to the balance sheet approach may result in the recognition of additional deferred tax assets and liabilities with a corresponding impact to retained earnings.

Continuing impact - Movements in deferred tax assets and liabilities will be recognized in the statement of financial performance.

Impairment of Assets

The recoverable amount of non-current assets will be assessed as the higher of net selling price and value in use, on a discounted basis. We currently assess recoverable amounts of non-current assets based on undiscounted future net cash flows.

Impact on WMC:

Transition impact – Current assessment does not indicate any impact on the AIFRS opening statement of financial position.

Continuing impact – Future economic cycles and other risks and uncertainties could result in a greater volatility of earnings as a consequence of write-downs (and subsequent reversals) of non-current assets.

US GAAP Accounting Standards

The Financial Accounting Standards Board (FASB) has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years we have presented in the consolidated financial statements.

In December 2004, FASB issued FASB Statement No. 123R (FAS 123R) “Share-based Payment”, which requires public companies to measure the cost of equity based services awards based on the grant-date fair value of the award. The cost is to be recognized over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. The statement is effective as of the beginning of the annual reporting period beginning after June 15, 2005. As we do not have any unvested share based payments on issue to employees we do not expect the future adoption of this standard to have any material impact on our financial statements.

In December 2004, FASB issued Statement No. 153 (FAS 153) “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”, which requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently assessing the impact of adopting this standard.

In November 2004, FASB issued Statement No. 151 (FAS 151) “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of adopting this standard.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In July 2004, FASB ratified the consensus of the Emerging Issues Task Force (Task Force) on EITF 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means”, which addresses when and how a company should apply the equity method of accounting if it does not have an investment in common stock of another entity yet is able to exercise significant influence over the operating activities of that entity. The consensus should be applied in reporting periods beginning after September 15, 2004. We are currently assessing the impact of adopting this standard.

In March 2004, the FASB ratified the consensus of the Task Force on EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets and Related Issues”, which requires mineral rights to be recorded as tangible assets, and the disclosure of mineral rights in a separate caption. The consensus is to be applied in the first reporting period beginning after the FASB ratification of the consensus. We are currently assessing the impact of adopting this standard.

In March 2004, the FASB ratified the consensus of the Task Force on EITF 04-3 “Mineral Assets: Impairment and Business Combinations”, which requires the value attributed to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of the marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the value attributed to the VBPP and the effects of anticipated fluctuations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144. The consensus is to be applied prospectively to business combinations completed and impairment tests performed in reporting periods beginning after March 31, 2004. The additional consensus is effective prospectively to FAS 144 impairment tests completed for financial years commencing after March 31, 2004. We are currently assessing the impact of adopting this standard.

In March 2005, the Task Force reached a consensus on EITF 04-6 “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which applies to stripping costs incurred during the production phase of a mine. EITF 04-6 requires stripping costs incurred during the production phase of a mine to be included in the costs of the inventory produced during the period that the stripping costs are incurred. The consensus is to be applied in the first reporting period in fiscal years beginning after December 15, 2005. We are currently assessing the impact of adopting this standard.

We adopted the following standards effective for the year ended 31 December 2004.

In May 2003, the Task Force finalised its position on EITF 00-21 “Revenue Arrangements with Multiple Deliveries”. It addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 requires that separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus had no material impact on our financial statements.

In March 2004, FASB ratified the consensus of the Task Force on EITF 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which applies to debt and marketable securities classified as held for sale or held to maturity under FAS 115. EITF 03-01 requires the disclosure of the aggregate amount of unrealised losses and the aggregate fair value of investments with unrealised losses. The consensus is to be applied in reporting periods ending after June 14, 2004. The adoption of this consensus had no material impact on our financial statements.

In December 2003, FASB issued Financial Interpretation No. 46(R), “Consolidation of Variable Interest Entities” or FIN 46R, which replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, or FIN 46. FIN 46(R) applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of FIN 46(R). Application of FIN 46 or FIN 46(R) is required in financial statements of public entities that have interests in variable-interest entities or potential variable-interest entities commonly referred to as special-purpose entities (SPEs) for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. In some instances, enterprises have the option of applying or continuing to apply FIN 46 for a short period of time before applying FIN 46(R). FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. We have evaluated all SPEs and have determined that there will be no impact in the future upon final adoption of FIN 46(R) by March 31, 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We generated net cash from operating activities of A$1,422.4 million for the year ended December 31, 2004, compared with net cash from operating activities of A$675.5 million for the year ended December 31, 2003. The increase was due to a A$705.1 million increase in our receipts from customers from significantly higher commodity prices. This was in part offset by A$109.9 million of increased costs of production.

Our capital expenditure in 2004 of A$424.8 million included A$40.7 million to finalise the rebuild of the copper and uranium solvent extraction circuits at Olympic Dam and A$79.9 million on the Perseverance deeps project at Leinster. The expected cost of the Olympic Dam rebuild across 2002 to 2004 is approximately A$384 million, and the cost will be funded through operating cash flows.

Our working capital was positive A$674.9 million as at December 31, 2004, due to the strong operational performance resulting in the repayment of our short term interest –bearing liabilities and an increase in our cash assets. In our opinion, working capital is sufficient for our present requirements.

Our total borrowings were A$905.1 million at December 31, 2004, down from A$1,353.2 million at December 31, 2003. During the year ended December 31, 2004, our net repayments of borrowings amounted to A$425.7 million, compared with net proceeds of A$53.9 million for the year ended December 31, 2003. As we discuss in Item 3D, “Risk Factors” a decrease in the US$/A$ exchange rate will decrease our US dollar denominated revenues in terms of Australian dollars to the extent that they are not hedged, but will also decrease Australian dollar funds required for repayment of our US dollar denominated borrowings and other liabilities. For a description of our loan facilities, refer to Item 11 “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Hedging”.

The maturity of our debt profile is outlined in Note 29 to our Consolidated Financial Statements. The maturity of our interest rate swaps is outlined in Note 36b(i) to the Consolidated Financial Statements. The key funding principles inherent in our Treasury policies are:

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our cash and current investments net of bank overdrafts were A$473.9 million at December 31, 2004 and A$100.3 million at December 31, 2003. Our net debt was A$431.2 million at December 31, 2004 and A$1,252.9 million at December 31, 2003. The decrease in net debt was principally due to the reduction in Australian dollar terms of our US dollar denominated borrowings as a result of the weaker US dollar relative to the Australian dollar as at December 31, 2004 compared to December 31, 2003 and debt repayment due to strong cashflows.

Our available sources of liquidity were represented by cash, short-term investments and unused bank facilities at December 31, 2004 of A$795.3 million, as compared to A$506.3 million at December 31, 2003. We have designated the unused bank facilities as standby credit facilities for our Australian dollar promissory note program and therefore we have determined their use and availability in line with the outstandings under this program.

As our risk profile has improved, we consider the company to be overcapitalized. In February 2005, the directors recommended certain capital management initiatives including a 30 cent per share capital reduction (subject to shareholder approval) and a share buy-back of up to $250 million. To facilitate the capital reduction, a class ruling was sought and obtained from the Australian Taxation Office by us on behalf of our shareholders. Under the class ruling, the capital return would not be treated as a dividend for Australian taxation purposes and would not be subject to Australian income tax in that respect. The capital return would be subject to Australian Capital Gains Tax legislation. The directors subsequently indicated that the implementation of these initiatives will not proceed as long as the company is subject to any ‘live’ takeover bid. The directors also advised that the dividend reinvestment plan has been suspended for the duration of any bid for the company.

Implementing the capital management program, in full, together with forecast production and financial performance, would result in moving our gearing towards our target of 25% to 35%.

Capital expenditures in the three-year period ended December 31, 2004

Our capital expenditure (including capitalized exploration expenditure) was A$443.7 million for the year ended December 31, 2004, A$669.2 million for the year ended December 31, 2003 and A$469.4 million for the year ended December 31, 2002. Our capital expenditure was allocated as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(A$ million)
Exploration	18.9	7.3	4.5
Mine development	171.6	141.8	133.9
New plant and equipment at existing operations	249.8	515.5	306.0
Acquisition of properties	3.4	4.1	22.6
Government facilities	—	0.5	2.4

Total Capital Expenditure	443.7	669.2	469.4

Commitments for Capital Expenditures

Our capital commitments on contracts for the purchase of assets comprising mine properties and development, property, plant and equipment were A$92.8 million at December 31, 2004 and A$44.5 million at December 31, 2003. These commitments for capital expenditure are in addition to the normal capital expenditure involved in mine development and maintenance at our existing mines.

We estimate our commitments for expenditure for exploration, evaluation and mining activities during the life of our current exploration and mining tenements and earning rights under farm-in and option entitlements as A$69.8 million at December 31, 2004 and A$76.8 million at December 31, 2003. These amounts are the maximum potential expenditure commitments for work expected to be beneficial to us and include payments to vendors in which we have earning rights. Australian mining laws generally require that certain levels of expenditure be incurred to maintain tenements in good standing. The commitments may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

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

	Year ended December 31, 2004		Year ended December 31, 2003	Year ended December 31, 2002
	(A$ million)
Our project expenditures qualifying for Australian research and development tax concessions were:	69.0	(1)	61.6	55.7

(1)	The 2004 figure is an estimate, as tax concession amounts are not finalized until later in the year.

These figures only apply to those expenditures which qualify for tax concessions.

D.	Trend Information

Industry and market trends relevant to us are discussed as a whole and for each business segment in Item 5A “Operating Results”.

E.	Off-balance Sheet Arrangements

We do not have other material off-balance sheet financing arrangements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

F.	Tabular Disclosure of Contractual Obligations

An analysis of our contractual and commercial commitments as at December 31, 2004 is set out in the table below.

	Amount of Payments Due by Period as at December 31, 2004
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(A$ million)
Short-term debt	—	—	—	—	—
Non current payables	231.0	—	1.2	—	229.8
Long-term debt	905.1	—	1.0	—	904.1

Total on-balance sheet contractual obligations	1,136.1	—	2.2	—	1,133.9

Capital expenditure	92.8	92.8	—	—	—
Exploration and mining titles	69.8	13.8	16.5	10.9	28.6

Total off-balance sheet obligations	162.6	106.6	16.5	10.9	28.6

	Amount of Payments Due by Period as at December 31, 2004
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(A$ million)
Business undertaking commitments	81.8	8.9	11.8	13.2	47.9
Operating lease commitments	113.5	21.2	39.5	31.7	21.1
Other commitments	2,199.5	218.8	435.7	430.2	1,114.8

Total other commercial commitments	2,394.8	248.9	487.0	475.1	1,183.8

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

As at December 31, 2004, our directors were as follows:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

Andrew G. Michelmore	Chief Executive Officer	Chairman of the Jean Hailes Foundation for Womens’ Health, the ATSE Clunies Ross Foundation and the Ormond College Council. Operational experience with ICI Australia, CRA and Nabalco in senior project and general management roles, before joining WMC Limited in 1993. From January 2001 was Executive General Manager – Business Strategy and Development for WMC Limited; appointed Chief Executive Officer of WMC Resources Limited from January 1, 2003.	August 2002	52	2007

Alan K. Dundas	Director	Senior operational and management roles with various companies in Australia and Canada including Nabalco, Curragh Qld Mining and Quintette Coal. Joined WMC Limited in 1994 and held roles of General Manager – Kwinana Nickel Refinery and General Manager – Nickel Operations. From January 2001, Executive General Manager – Nickel and from December 2001, EGM – Operations. Appointed Executive General Manager – Nickel in June 2004.	March 2003	48	2006

Non-Executive Directors

Tommie C.-E. Bergman(1)	Chairman	Former Chairman and Managing Director Australasia of Asea Brown Boveri Pty Ltd, a director of Smorgon Steel Group Limited, Chairman of Cochlear Ltd and a member of Caliburn Partnership’s advisory board. Former director of Amcor Limited and Atlas Copco Australia Pty Ltd.	January 2001	59	2005

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Adrienne E. Clarke(2)	Director	Director of Fisher and Paykel Healthcare Corporation Limited, Woolworths Limited, and Hexima Limited. She is a member of the Australian Academy of Sciences, member of the US National Academy of Sciences, Chair of CSIRO from 1991 to 1996, and has served as Lieutenant-Governor of Victoria, Victoria’s Ambassador for Biotechnology and President of the International Society for Plant Molecular Biology.	July 1996	67	2005

Peter J. Knight(1)	Director	Former Chairman of Central Norseman Gold Corporation Limited and a non-executive director and former managing director of Clough Limited.	August 1997	66	2007

David E. Meiklejohn(2)	Director	Chairman of PaperlinX Limited and director of Australian and New Zealand Banking Group Limited and Coca-Cola Amatil Limited. Former Chief Financial Officer and Executive Director of Amcor Limited and former director of SPC Ardmona Limited, GasNet Australia Group and OneSteel Limited. Chairman of WMC Resources Audit Committee.	April 2002	63	2005

Graeme W. McGregor(2)	Director	Director of Foster’s Group Limited, Santos Limited, Nufarm Limited and Goldman Sachs JB Were Managed Funds. Former director of finance for BHP Limited where he held financial and senior management roles.	December 2003	66	2006

G. John Pizzey (1)	Director	Director of Amcor Limited and Chairman of Range River Gold Limited, Chairman of ION Limited (in administration). Former executive vice president of Alcoa Inc., former chairman of Alcoa of Australia Limited, the International Aluminium Institute PLC and the London Metal Exchange Ltd.	December 2003	59	2006

Ian E. Webber(1)	Director	Chairman of Dadanco Pty Ltd and is a member of General Motors Australian Advisory Council. Former chairman of Mayne Nickless Limited and former Director of Santos Limited. Chairman of the WMC Resources Compensation Committee.	June 1997	69	2007

(1)	Member of Compensation Committee.

(2)	Member of the Audit Committee.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In addition to the chief executive officer, the executive officers appointed by and reporting to the chief executive officer are responsible for the day to day running of the business. As at December 31, 2004, our executive officers were:

Name	Position in 2004	Appointed as Executive Officer
Bruce R. Brook	Executive General Manager – Finance and Chief Financial Officer	March 2002
Alan K. Dundas	Executive General Manager – Nickel	January 2001
Michael P.J. Nossal	Executive General Manager – Business Strategy and Development	March 2003
Greg J. Travers	Executive General Manager – Group Services	June 1996
Seamus G. French (1)	Executive General Manager – Copper-Uranium	June 2004
Martin H. Foreman(2)	Executive General Manager – Fertilizers and Industrial Minerals.	November 2004

(1)	Seamus G. French was appointed an Executive General Manager on June 9, 2004.

(2)	Martin H. Foreman was appointed an Executive General Manager on November 29, 2004.

The experience of our continuing management team, who, with the Chief Executive Officer and the EGM – Nickel have responsibility for all operational and administrative functions of the business, is outlined below:

Executive Officer	Summary of Experience
Bruce R. Brook	Appointed as Executive General Manager – Finance of WMC Limited in March 2002 and Chief Financial Officer in June 2002. Mr Brook was Deputy Chief Financial Officer at the Australian and New Zealand Banking Group Limited and has had substantial experience in the resources and finance sectors, having worked for Price Waterhouse; Gold Fields of South Africa, Pasminco Limited, CRA Limited and Pacific Dunlop.

Michael P.J. Nossal	Appointed as Executive General Manager – Business Strategy and Development in March 2003, is responsible for business development, corporate planning, exploration, technology and group projects. Prior to joining WMC he held senior management roles in the mining industry, including Normandy Mining Limited, Associate Director on the Resources Team of Macquarie Corporate Finance and Kenmare Resources Limited.

Greg J. Travers	Executive General Manager – Group Services, is responsible for corporate affairs, community, environment, health and safety, human resource management, sustainable development, information systems, supply and various sevice centres. Experience in both operations and functional service areas, and has worked with Pratt Industries, Mount Newman Mining Company and BHP Limited. He joined WMC Limited in 1994 as Group Manager – Training and Organisational Development. Mr Travers was a director of Australian Mines and Metals Association until May 2005 and was a director of the Institute of Public Affairs until November 2001.

Seamus G. French	Executive General Manager – Copper-Uranium since June 2004, Mr French joined WMC in 1994. He has held several senior management roles within WMC including general manager of the Kwinana Nickel Refinery and general manager of nickel operations, as well as divisional planning, operations management, and business and strategic planning roles. Prior to joining WMC, Mr French held senior planning roles with Lion Nathan in Sydney and in technology development with Henkel KGaA in Germany.

Martin H. Foreman	Executive General Manager – Fertilizer and Industrial Minerals since December 2004, Dr Foreman is responsible for WMC’s Queensland Fertilizer Operations and is Chairman of the Hi-Fert joint venture distribution business and is responsible for developing the company’s industrial minerals portfolio. Prior to joining WMC, Dr Foreman held senior roles in Australia and New Zealand for the Holcim Group, then becoming country chief executive officer in Sri Lanka and most recently in Vietnam.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid and accrued to our directors and executive general managers was A$14,050,519 (compared to A$9,898.722 in 2003 and A$21,582,481 in 2002). This amount includes retirement allowances of A$479,347 accrued during the period January 1, 2004 to December 31, 2004. This amount also includes A$462,690 (A$132,924 in 2003) in pension benefits in our superannuation scheme for directors and members of administrative, supervisory or management bodies. There are no other contingent or deferred compensation arrangements accrued for our executives or directors. The remuneration of individual directors and executive general managers is presented in the tables below.

Non-executive director remuneration – January to December 2004

	Director’s fee A$(1)	Other A$(2)	Total A$
Tommie C.-E. Bergman	330,000	372,429	702,429
Adrienne E. Clarke	115,000	61,995	176,995
Peter J. Knight	110,000	55,378	165,378
Graeme W. McGregor	130,000	11,835	141,835
David E. Meiklejohn	120,000	10,935	130,935
John Pizzey	125,000	11,385	136,385
Ian E. Webber	110,000	49,935	159,935

(1)	Includes director’s and committee fees.

(2)	Includes superannuation, executive indemnity insurance and retirement benefits accrued during the current year. Final payments will be subject to director’s fee at the date of retirement and company superannuation contributions during the period of service. The total amount accrued to date is $1,681,682. Tommie C. E. Bergman’s increase is largely due to two years as chairman and an increase from a pro-rata accrual of 0.6 (three years) to 0.8 (four years). Graeme McGregor and John Pizzey are not eligible to receive the retirement benefit as they were only appointed after April 8, 2003, the date at which the benefit was ceased for new appointments to the board. David Meiklejohn became eligible for pro-rata benefits in May 2005.

Executive director remuneration and senior executive remuneration – January to December 2004

	Fixed remuneration A$ (1)	Other compensation A$ (2)	Total remuneration A$
Executive director
Andrew G. Michelmore, Chief Executive Officer	1,222,936	2,697,199	3,920,135
Alan K. Dundas, Executive General Manager – Nickel	782,693	1,117,442	1,900,135

Executive general managers
Bruce R. Brook – Finance	645,665	1,024,470	1,670,135
Greg J. Travers – Group Services	623,281	853,373	1,476,654
Michael P.J. Nossal – Business Strategy and Development	657,178	952,957	1,610,135
Seamus French – Copper-Uranium(3)	461,807	1,104,426	1,566.233
Martin Foreman – Fertilizer and Industrial Minerals(4)	51,263	241,937	293,200

(1)	Includes amounts accrued for annual leave and long service leave.

(2)	Includes short term incentive payments, executive indemnity insurance, personal financial planning advice, the value of shares issued under the executive share plan and relocation costs.

(3)	Seamus French was appointed as an Executive general manager, Copper-Uranium on June 9, 2004.

(4)	Martin Foreman was appointed as an Executive general manager, Fertilizer and Industrial Minerals on November 29, 2004.

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

Our full time Australian-based employees and expatriate employees (including executive directors and officers) and our subsidiaries are members of the WMC Superannuation Plan (formerly WMC Superannuation Fund). The WMC Superannuation Plan has three categories of membership:

•	The defined benefit category provides lump sum benefits based on period of service, age and final average salary;

•	the accumulation category offers a company contribution from 11.5% to 20% of basic annual salary to each member’s account in the Plan; and

•	the Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. We are required by law to make a minimum contribution for each employee in this category which is presently 9% of ordinary time earnings.

For further details of the WMC Superannuation Plan, refer to Note 40 of our Consolidated Financial Statements.

C.	Board Practices

The board remains committed to protecting and enhancing shareholder value and conducting the company’s business ethically and in accordance with the highest standards of corporate governance. It views this as a cornerstone in managing the business and a fundamental part of its responsibility to shareholders.

In this section of the report, we set out the key corporate governance principles and practices adopted by the board. In preparing this statement, we recognise that WMC operates, and is registered, in several countries and is listed on the Australian Stock Exchange (ASX) and on the New York Stock Exchange (NYSE). Accordingly, WMC has an obligation not only to set benchmark corporate governance practices, but also to ensure that it meets the requirements set down in the ASX and NYSE listing rules and securities laws in Australia and the United States of America. As different regulatory requirements and governance practices apply in each jurisdiction, we adapt our practices to reflect the highest standard across these jurisdictions.

The board is committed to supporting the Principles of Good Corporate Governance and Best Practice Recommendations published by the ASX Corporate Governance Council in March 2003. The board is also committed to early compliance with the requirements set down in the ninth instalment of the Australian Government’s Corporate Law Economic Reform Program (CLERP 9) which was enacted on 1 July 2004. Accordingly, throughout 2004 and up to the issuing of this annual report, WMC’s governance practices have been consistent with the ASX “best practice” recommendations and have met most of the requirements set down in CLERP 9. While remuneration disclosure changes set down in CLERP 9 are not required to be disclosed by WMC until our 2005 annual report, we have chosen to adopt most of the changes early.

Role of the Board

The board’s role is to provide leadership within a framework of prudent and effective controls, which enables risks to be assessed and managed. The board, working with senior management, is responsible to shareholders for WMC’s overall business performance. The board’s ultimate responsibility is to approve company goals and directions, strategic plans and performance targets. The board ensures that appropriate policies, procedures and systems are in place to manage risk, optimise business performance and maintain high standards of ethical behaviour and legal compliance.

The board has delegated the responsibility for WMC’s operation and administration to the executive team led by the chief executive officer. The executive team is responsible for delivering the strategic direction and achieving the board’s goals.

The board is responsible for strategic direction and control, and its functions, which are detailed in the WMC Board Charter, are available on the WMC website (www.wmc.com/about/governance/index.htm) These include:

•	providing strategic direction and approving business strategies and objectives;

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

•	approving policies for managing business risks, safety and occupational health, community and environmental matters;

•	monitoring our operational and financial position and performance;

•	identifying principal risks we face and ensuring that appropriate control and monitoring systems are in place to manage the impact of these risks;

•	ensuring that our financial and other reporting mechanisms result in adequate, accurate and timely information being provided to the board;

•	approving processes, procedures and systems to ensure that financial results are appropriately and accurately reported on a timely basis;

•	ensuring that shareholders and the financial market are informed of all material developments in relation to the company and our businesses;

•	appointing and – where appropriate – removing the chief executive officer, approving other key executive appointments and planning for executive succession;

•	overseeing and evaluating the performance of the chief executive officer and other senior executives; and

•	reviewing and approving executive remuneration.

Board Meetings

During 2004, WMC’s board met 20 times. Usually, board meetings are held monthly (except January). However, meetings are convened outside the scheduled dates to consider issues of importance. The board convened special meetings on a number of occasions during the latter part of the year to consider matters relating to Xstrata plc’s takeover bid. Occasionally, ad hoc board committee meetings are convened to address issues when it is not practical to organise a full board meeting.

The chairman and the chief executive officer meet regularly to discuss business and strategic issues and to agree on board agendas. The board also takes the opportunity each month to meet without the presence of management.

Access to Information

Directors are entitled to access all information required to discharge their responsibilities. In addition to the board papers, directors receive a monthly report from the chief executive officer on the performance of the company’s businesses and other significant issues. Senior executives also make presentations at each board meeting to assist directors in developing an in-depth knowledge of the company’s operations and activities. Two board meetings are held in conjunction with visits to company operations each year to enhance directors’ knowledge of the businesses and facilitate contact with key employees at operations.

Induction

When a director joins the board, the company secretary is responsible for ensuring that a comprehensive orientation induction is provided. Typically, this will include familiarisation with the company’s core processes and internal control systems. New directors are encouraged to visit company operations to assist them to understand WMC’s businesses and key drivers.

Independent Professional Advice

Directors may obtain independent professional advice at the company’s expense, subject to prior consultation with the chairman, on matters arising in the course of their board and committee duties. At all times, directors have access to senior company managers and company documents.

Board Composition

WMC’s board has nine directors. Seven are independent non-executive directors including the chairman, and there are two executive directors. The non-executive directors bring a diversity of business perspective and objectivity, which complement the ‘hands on’ expertise of executive directors. From time to time, the board’s nominations committee reviews the board’s composition to ensure there is an appropriate balance of power and authority between executive and non-executive directors and that, together, the directors have the skills and experience to properly direct WMC’s activities.

The date of expiration of each director’s current term of office is discussed in Part 6A of this annual report.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Independence

Non-executive directors bring a variety of experience to the board and are all considered to be independent. In the board’s view, an independent director is a director who:

•	is not a member of management;

•	is not a substantial shareholder of the company or an officer or a director of, or otherwise associated directly or indirectly with, a substantial shareholder of the company;

•	has not within the last three years been employed in an executive capacity by any company in the WMC group or been a director after ceasing to hold any such employment;

•	within the last three years has not been a principal or employee of a material professional adviser or a material consultant to any company in the WMC group;

•	is not a material supplier or customer of any company in the WMC group or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer;

•	has no material contractual relationship with any company in the WMC group other than as a director of the company; nor does the director receive any consulting, advisory or other compensation from any other company in the WMC group, directly or indirectly, other than approved director and committee fees;

•	does not hold any cross-directorships or have any significant links with other directors through involvement in other companies which would materially interfere with the director’s objective, unfettered or independent judgement or ability to act in the best interests of the WMC group;

•	has not served on the board of the company for a period which could, or reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the WMC group;

•	within the last five years has not been employed as an officer of another company in which a current executive officer of the WMC group serves on the compensation committee of the board;

•	does not participate in any share-based incentive scheme or performance-related pay scheme of the WMC group;

•	satisfies the independence criteria specified in the US Sarbanes-Oxley Act 2002 and the New York Stock Exchange Listing Rules; and

•	the board determines is independent in character and judgement.

Materiality

For the purposes of this standard, materiality will be based on the nature, circumstances and activities of a director in respect of the relationship or business transaction having regard to the above guidelines. Materiality will be assessed from the perspective of the relevant group company, the relevant director and from the perspective of the supplier, customer, consultant, adviser or other third party.

Materiality Thresholds

A director’s relationship or business transaction will be regarded as material where the director:

•	is a shareholder of a company holding more than three percent of the group’s voting stock or an officer of, or otherwise associated directly or indirectly with, a shareholder holding more than three percent of the group’s voting stock;

•	is a principal or employee of a professional adviser to the group and its entities whose billings exceed three percent of the adviser’s total revenues; or

•	is a significant supplier or customer of the WMC group or its entities, or an officer of, or otherwise associated directly or indirectly with, a significant supplier or customer;

A ‘significant supplier’ is defined as one whose revenues from the group exceed three percent of the supplier’s total revenue.

A ‘significant customer’ is defined as one whose amounts payable to the group exceed three percent of the customer’s total operating costs.

Procedure

The board considers the independence of directors prior to their appointment to the board, at the time of each formal performance assessment, and following receipt of information that may be perceived to impact on director independence. Directors are required to disclose relationships and business transactions that may be relevant in considering continuing independence as they occur.

The board is responsible for determining if a director is independent, even though he or she may not meet one or more of the above criteria or thresholds. If the board makes such a determination it will disclose the decision and its reasons in the annual report.

For full details on WMC’s policy on independence, see the policies section on our website (www.wmc.com/about/governance/index.htm).

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Conflict of Interest

Directors are required to continually monitor and disclose any potential conflicts of interest. The Corporations Act requires directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have a conflict of interest or material personal interest in a matter is required to disclose the matter in accordance with Corporations Act requirements.

For full details on WMC’s policy on conflicts of interest, see the policies section on our website (www.wmc.com/about/governance/index.htm).

Re-election

In accordance with the company’s constitution, non-executive directors are subject to re-election by rotation at least every three years and retire by agreement at the annual meeting following their 72nd birthday. There are no maximum terms for non-executive director appointments. The board believes that arbitrary limits on tenure may cause loss of experience and expertise that are important to the board’s efficient working. Newly-appointed directors must seek re-election at the first general meeting of shareholders following their appointment.

Chairman

The roles of the chairman and the chief executive officer are separated and clearly defined. The chairman is responsible for leading the board, ensuring that it functions effectively, and communicating the board’s views to stakeholders. The chairman monitors the board’s performance and the mix of skills and effectiveness of individual contributions, and also guides and promotes the ongoing effectiveness and development of the board and individual directors. Our Chairman, Tommie Bergman, is an independent non-executive chairman who has held the position since May 2003, and has been a director since 2001.

Chief Executive Officer

The chief executive officer is selected by the board and is primarily responsible for running the business and implementing board strategy and policy. The chief executive officer is subject to annual performance reviews by the non-executive directors. Andrew Michelmore was appointed our Chief Executive Officer on 1 January 2003. Mr Michelmore joined us in 1993 and held senior management positions before being appointed to the board as chief executive officer-elect in August 2002.

Board Committees

The board scrutinises, in detail, important areas through three standing committees:

•	the audit committee;

•	the compensation committee; and

•	the nominations committee.

Committee members are selected for their skills, experience and ability to add value. These committees review matters on behalf of the board and make recommendations for consideration by the entire board.

Copies of the charters of each of these committees may be accessed from our website (www.wmc.com/about/governance/ index.htm).

Audit

The audit committee consists of three independent non-executive directors – Adrienne Clarke, Graeme McGregor and its chair, David Meiklejohn – with two having substantial financial experience. The committee, which meets at least four times a year and assists the board in meeting its regulatory responsibilities, ensures that an effective system of financial reporting, internal control and risk management is in place. The committee provides direct communication between the external and internal auditors and the board, and assists the board in ensuring that the external audit is conducted thoroughly, objectively and cost-effectively. It also reviews the

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

internal audit annual work plan. The audit committee’s terms of reference include an annual review of the external auditor’s performance and the nature and extent of their non-audit services.

The chief executive officer and chief financial officer, together with the internal and external auditors, usually attend committee meetings – except when the committee wishes to meet alone. The committee also has regular private meetings with the external and internal auditors and has access to professional advice from within and outside WMC.

Compensation

The compensation committee meets at least four times a year. It consists of four independent non-executive directors – Tommie Bergman, Peter Knight, John Pizzey and its chair, Ian Webber. The committee oversees company remuneration and compensation plans, and policies and practices including remuneration of non-executive directors, the chief executive officer and senior executives, and succession planning. It also reviews terms and conditions for employee incentive schemes, benefit plans and share plans. The committee considers remuneration strategy on behalf of the board, having regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	employee interests are aligned to corporate objectives;

•	the company can attract, develop and retain high-quality talent;

•	appropriate succession planning is in place for senior executive roles; and

•	the integrity of the company’s reward program is maintained.

Nominations

The nominations committee meets at least three times a year. Established in April 2003, it consists of the full board meeting as the nominations committee – its chair is Tommie Bergman. The committee’s role is to ensure the board is comprised of directors who are best able to discharge the board’s legal and other responsibilities, meet the company’s obligations to shareholders and do so to the highest standards of corporate governance. The nominations committee considers the board’s size and composition, along with its effectiveness and that of its committees. It also considers director eligibility criteria.

Management Committees

In addition to board committees, WMC has management committees that assist in meeting company objectives. They include:

•	an executive committee;

•	a risk management committee;

•	a corporate policy review committee;

•	a capital control committee;

•	an assurance council; and

•	a disclosure committee.

The executive committee is chaired by the chief executive officer and includes all the group’s executive general managers – Alan Dundas, Bruce Brook, Greg Travers, Michael Nossal, Martin Foreman and Seamus French . The committee develops company strategy and policy, and guides the operation of company businesses in accordance with the company’s strategies, policies and values.

The risk-management committee is chaired by the chief executive officer and includes senior management. It is responsible for implementing financial risk-management policy.

The corporate policy review committee includes the chief executive officer, the chief financial officer and the general manager legal and company secretary. The committee reviews and recommends appropriate corporate policies and procedures to the board.

The capital control committee is chaired by the chief financial officer and includes the executive committee, excluding the chief executive officer. It provides a control framework, governance and independent review of major projects and assists the chief executive officer in the fulfillment and execution of his capital responsibilities as well as providing a framework to ensure our personnel operate within their capital responsibilities.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The assurance council is chaired by the chief financial officer and includes the general manager legal and company secretary, as well as a representative from our operations, group functions, group internal audit and (by invitation) external audit. The council was formed with a mandate to oversee project progress and assurance requirements to ensure:

•	appropriate application of our formalised internal controls; and

•	changes in our business environment are considered and addressed at its quarterly meetings.

The disclosure committee includes the chief executive officer, chief financial officer and general manager legal and company secretary. The committee reviews all significant potential disclosures to ensure they meet the company’s obligations under the ASX and NYSE listing rules and our continuous disclosure policy.

Review of Board Performance

The board has a formal process for reviewing its performance and that of its committees, individual directors and executive management. The board meets once a year to consider these issues.

Board Evaluation

Each year, board members complete questionnaires to assess the performance of the whole board, board committees, individual directors and the chairman. The board then meets as the nominations committee to discuss and evaluate board and committee performance.

Board performance is assessed against the board’s role and responsibilities as set out in the WMC Board Charter and goals and objectives set at the beginning of the year. The evaluation includes:

•	board role and function;

•	management quality and continuity;

•	strategic direction for the company;

•	external relationships with shareholders and other stakeholders;

•	risk management and other compliance issues;

•	board composition and involvement; and

•	board meetings and operational effectiveness.

Individual Director Evaluation

Individual director evaluation may be based on:

•	participation in, and value of contribution to, meeting discussions;

•	independence, including any conflicts of interest;

•	knowledge of company operations and industry;

•	willingness to devote the necessary time including regular attendance at, and preparation for, meetings;

•	ethical awareness; and

•	personal relationships with board members and management.

The board may consider these evaluations when deciding whether to support a director’s re-election.

Indemnities

The company has entered into deeds of access, indemnity and insurance with each director. These deeds provide access to company documentation, indemnification against liability in respect of conduct of the company’s business and subsidiaries, and directors’ and officers’ liability insurance.

Company Secretary

The company secretary assists the board with advice on compliance, corporate governance and meeting procedure. All directors have access to the company secretary’s advice and the services of the corporate secretariat. Peter Horton, General Manager Legal and Company Secretary, was appointed as company secretary by the board on 1 January 2000. Details of Mr Horton’s qualifications and experience follow.

Peter Horton

BA LLB

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

General Manager Legal and Company Secretary

Peter Horton joined us in 1993. He manages all our legal matters. In addition to this, he was appointed company secretary in 2000. He is responsible for all legal and company secretarial matters which include developing and maintaining the information systems and corporate governance processes for the board to fulfil its role. Prior to joining us, he was principal solicitor for BHP Petroleum Pty Ltd.

Company Policies

The board has adopted policies in key areas of corporate activity including occupational health and safety, the environment, community, indigenous people, equal employment opportunity, risk management and internal controls, continuous disclosure, capital investment and employee trading in company securities.

Our policies are available on our website (www.wmc.com/about/policies.htm).

Reporting to Stakeholders

The board is committed to keeping shareholders and other stakeholders informed, in a timely manner, of material developments that affect the company. The company’s disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with local and overseas stock exchange and other regulatory obligations. The company’s disclosure committee is responsible for ensuring that our disclosure obligations are met in a timely fashion.

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

Whistle-blowing

We have formalised our approach to providing a forum for whistle-blowing. Through this facility, employees can telephone an independent third party with concerns they may have in regard to the company’s compliance with legal obligations, or inappropriate conduct.

Share Trading

The company’s share trading policy prohibits directors and employees from engaging in short-term trading of any WMC securities or buying or selling WMC shares if they possess unpublished price-sensitive information.

Under the policy, individual directors and senior management must not buy or sell WMC shares in the six to eight weeks between the end of the half or full financial year and the release of that period’s results. In addition, directors and senior management must receive approval from the chairman, chief executive officer or company secretary before buying or selling company shares. Directors’ shareholdings are shown on page 87 of this report.

Risk Management

Risk management is a key element of effective corporate governance. Recognising this, WMC has a risk-management policy and specific, comprehensive procedures for managing the company’s financial, operational and project risks.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Executive general managers are responsible for risk management in their areas of accountability. The executive committee is responsible for establishing risk acceptance criteria and for managing critical business risks such as those associated with financial exposures and major projects. The board has overall responsibility for ensuring that management policies, procedures and controls are in place to manage the impact of significant business risks.

Directors oversee risk identification and management through the audit and executive committees.

Our risk-management policy ensures explicit and systematic identification, assessment, management and communication of all risks associated with our business and operations. The policy is based on the Australian Standard for risk management (AS4360:1999), and delineates mandatory processes and specific accountabilities across our business. Our risk- management program is reviewed against market practice.

Financial Risk Management

Audit

Our audit and assurance processes ensure effective risk management in critical areas. The board’s audit committee identifies areas requiring audit. Audits are conducted by independent parties with results presented to the audit committee. We have a critical action-tracking system to ensure that any material deficiencies identified in audits are corrected.

Group Internal Audit

Internal audit provides independent assurance of the effective design and operation of WMC’s risk and control framework. Internal audit operates under a charter from the board audit committee, giving unrestricted access to review all areas of our operations and corporate functions. International accounting firm KPMG provides contract internal audit services.

Group Internal Audit’s role, as approved by the board audit committee, is to:

•	assess the design and operating effectiveness of controls governing key operational processes and business risks;

•	provide the board with an assessment – independent of management – as to the adequacy of WMC’s internal operating and financial controls, systems and practices;

•	assist the board in meeting its governance and regulatory responsibilities; and

•	provide services to management to enhance the control environment.

Significant risks and areas of non-compliance are reported to the board audit committee.

We are required to comply with United States of America corporate governance rules, including the Sarbanes-Oxley Act 2002 and the New York Stock Exchange Listing Rules. WMC is implementing a program that will result in the company assessing and reporting in the 2006 Form 20-F (US Annual Report) on the effectiveness of internal controls over financial reporting.

External audit

PricewaterhouseCoopers is the company’s external auditor. The board audit committee is responsible for developing procedures for selecting and appointing the external auditor, and for rotating external audit engagement partners. The external audit engagement partner and review partner are rotated every five years. During 2004, PricewaterhouseCoopers presented its credentials for reappointment and was confirmed by the board.

We are committed to audit independence. The audit committee reviews the independence of the external auditors annually. These reviews include confirmation from the auditors that, in their professional judgement, they are independent of the WMC Resources group.

To ensure that there is no potential conflict of interest in work undertaken by our external auditors, that firm may only provide services that are consistent with the role of the company’s auditor.

The auditors can provide non-audit services, but cannot provide such services when they are, or are perceived to be, in conflict with audit independence. All non-audit services must be pre-approved by the audit committee. In certain circumstances, that authority is delegated to the audit committee’s chairman.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

An analysis of fees for non-audit services paid to the external auditors during 2004 is provided in item 16C and in Note 44 to the Consolidated Financial Statements.

Assurance council

As part of our assurance process, the company has established an assurance council, chaired by the chief financial officer. Members of the council include the general manager legal and company secretary, and senior finance, operational management and internal audit representatives. A representative from our external auditors attends by invitation. The council assists management in meeting corporate governance requirements by helping to ensure there are effective internal systems and controls to support WMC’s risk- management strategies and continuous disclosure policy.

At least once a year, the council reports on the effectiveness of these control processes and procedures.

Risk-management committee

Our risk-management committee is responsible for implementing policy on price-risk management, funding activities, credit management and treasury operating controls. The policies ensure we have access to sufficient low-cost funding to ensure liquidity and the ability to fund growth opportunities while maintaining a sustainable approach to financial risk management.

Our price-risk management recognises that while our exposures to prices are significant, we will only seek to hedge these exposures under certain circumstances. We may seek to hedge price exposures to ensure sufficient liquidity for the company or to support a specific project that has high costs or requires significant capital expenditure. Use of the cash-flow-at-risk model ensures our exposures to commodity prices, exchange rates and interest rates are quantified at all times.

Operational Risk Management

Operational risk management covers all risk associated with our operating sites. During 2003 and 2004, we deployed our ‘integrated operational risk management’ program. This comprehensive, all-of-site approach identifies and assesses risks according to their potential impact on people, the environment, local communities and production.

The program delivers a detailed risk register for each operation. The register prioritises risks according to their potential impacts and identifies the critical controls over these risks. Site management is responsible for ensuring that controls covering critical risks are maintained diligently.

Project Risk Management

Project risk management targets risks associated with projects and acquisitions, and covers a broad range of issues including:

•	country risk – where a project is proposed in a country other than Australia;

•	commodity (pricing and demand) risk – for projects or acquisitions in new commodities or for projects that significantly increase our exposure in an existing commodity;

•	technology risk – where new or innovative technologies are required; and

•	construction and contractor risk – where we are dependent on contractors to deliver substantial elements of a project.

Our project risk-management program also covers the design and operation of new facilities to ensure that we build and commission facilities with an acceptable level of inherent, ongoing operational risk.

Chief executive officer and chief financial officer certification

The chief executive officer and chief financial officer have provided the board with written confirmation that:

•	the statement given to the board on the integrity of the company’s financial statement is founded on a sound system of board management and internal compliance and control which implements the policies adopted by the board; and

•	the company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D.	Employees

At December 31, 2004, we employed 3,066 people directly and hired 1,797 as contractors.

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

The distribution of our employees between business segments and geographically over the past three fiscal years is outlined below:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	Permanent Staff	Contractors	Permanent Staff	Contractors	Permanent Staff	Contractors
Copper	1,185	567	1,095	628	960	366
Nickel	1,048	878	1,099	611	950	667
Industrial Minerals and Fertilizers	263	142	276	159	360	171
Exploration Division	46	—	42	23	46	—
Corporate	524	210	541	225	581	270

Total	3,066	1,797	3,053	1,646	2,897	1,474

Australia	3,021	1,797	3,011	1,642	2,834	1,458
North America	29	—	28	2	42	9
South America	1	—	2	2	13	7
Asia	4	—	6	—	6	—
Europe	2	—	2	—	2	—
South Africa	7	—	2	—	—	—
Mozambique	2	—	2	—	—	—

	3,066	1,797	3,053	1,646	2,897	1,474

E.	Share Ownership

In connection with the demerger, we issued options to subscribe for our shares and stock appreciation plan rights replicating the previous holdings of employees in WMC Ltd.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The table set forth below shows the options we issued in connection with the demerger and the exercise price for each option. The table also shows options allocated subsequent to the demerger under the December 2002 Option Plan.

WMC Limited Option Plan	Expiry Date	WMC Resources Option Exercise Price (A$)	No. of WMC Resources Options Issued under Option Scheme on 12/11/2002	No of WMC Resources Options Outstanding at 12/31/2004
1999 Option Plan	December 20, 2004	3.90	3,868,000	Nil
2000 Option Plan	December 18, 2005	3.48	6,007,050	1,041,100
2001 Option Plan	November 30, 2006	4.33	10,060,500	1,713,300
May 2002 Option Plan(1)	November 30, 2006	4.33	600,000	450,000
Dec 2002 Option Plan(2)	December 23, 2007	4.34	8,618,800	3,010,462

(1)	Options granted to executive directors of WMC Limited.

(2)	Options issued subsequent to the demerger.

On January 13, 2003, 322,800 employee options were issued at A$4.34 under the 2002 Employee Option Plan, with an expiry date of December 23, 2007.

As at December 31, 2004, the aggregate number of these options held by our directors and executive general managers was 711,200. All our directors and executive general managers own shares or options in WMC Resources Ltd, but none own more than eight percent of any category.

The table set forth below shows the stock appreciation plan (“SAP”) rights we issued in connection with the demerger and the allotment price for each right. The table also shows SAP rights issued subsequent to the demerger under the December 2002 SAP.

WMC Limited SAP	Expiry Date	WMC Resources SAP Right Allotment Price (A$)	Balance of WMC Resources SAP Rights Issued under SAP Proposal as at 12/11/2002	Balance of WMC Resources SAP Rights Issued under SAP Right Allotment at 12/31/2004
1997 SAP	December 22, 2002	2.27	—	—
1998 SAP	December 21, 2003	2.26	59,500	—
1999 SAP	December 20, 2004	3.90	183,400	1,000
2000 SAP	December 18, 2005	3.48	309,900	9,500
2001 SAP	November 30, 2006	4.33	481,300	36,800
June 2002 SAP	November 30, 2006	4.33	250,000	Nil
August 2002 SAP	November 30, 2006	4.33	400,000	Nil
December 2002 SAP(1)	December 23, 2007	4.34	261,400	39,000

(1)	SAP rights issued subsequent to the demerger.

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

The WMC Resources Executive Share Plan provides a level of reward for senior management based on our performance against a peer index of resources companies. Actual rewards will vary in accordance with the performance of the individual executive and our performance on a total shareholder return basis against the index.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

During 2005, 872,114 shares were purchased on behalf of 31 senior staff between January 5, 2005 and January 11, 2005 in respect of the 2004 year, with an acquisition price of A$7.27 per share.

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

WMC Resources Employee Share Schemes

In 2003 two new share plans were introduced for all employees other than for senior executives. The share plans replaced the WMC Option Plan which is no longer offered to employees.

The WMC Resources Staff Share Plan provides all Australian based permanent full time and permanent part time staff with up to A$1000 worth of the company’s shares which may be received on a tax free basis. Participants can only dispose of the shares acquired under the plan after they have held them for three years or left the company.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In 2004, the board decided to extend the Performance Share Plan to all permanent Australian based employees (except senior executives) and not to provide the Staff Share Plan for 2004. All shares purchased for employees under the 2004 plan were purchased under the Performance Share Plan.

During 2005, acquisitions of shares under the Performance Share Plan with respect to the 2004 plan were made between January 5 and January 11, 2005 when 1,323,302 shares were purchased at a gross cost (pre-tax) of A$9.6 million.

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

As at April 30, 2005, we had on issue 1,175,261,244 fully paid ordinary shares, and 3,099,450 options over our ordinary shares. The share options were issued pursuant to the WMC Resources Employee Scheme and carry no voting rights.

The following table sets forth, as at April 30, 2005, information in respect of:

(i)	any person who is known to us to be the registered owner of more than 5% of any class of our voting securities; and

(ii)	the total amount of any class of its voting securities owned by our Directors and Executive General Managers as a group.

Title of class	Identity of person or group	Amount owned(1)	% of class
Fully paid ordinary shares in WMC Resources Ltd	National Nominees Limited	201,541,722	17.15
	Westpac Custodian Nominees Ltd	200,943,989	17.10
	Citicorp Nominees Pty Ltd	151,265,940	12.87
	J. P. Morgan Nominees Australia Ltd	105,371,952	8.97
	ANZ Nominees Limited	96,428,034	8.20

Fully paid ordinary shares	Directors and Executive General Managers of WMC Resources Ltd as a group	1,803,989	0.15

Employee Share Options(2)	Directors and Executive General Managers of WMC Resources Ltd as a group	711,200	22.95

(1)	Includes WMC Resources Ltd’s ADSs.

(2)	Each share option is the right to acquire one ordinary share

The nominee companies listed in the previous table hold these fully paid ordinary shares on behalf of numerous beneficial owners. The history of significant changes since listing date is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Barclays Global Investors Australia Limited	04/14/2005	60,099,483	5.13%
	03/25/2005	N/A	less than 5%
	03/22/2005	59,294,317	5.05%

UBS Nominees Pty Ltd	03/01/2005	105,704,777	9.02%
	02/14/2005	91,349,632	7.79%
	11/08/2004	67,128,209	5.75%

Deutsche Bank AG	03/10/2005	87,519,352	7.47%
	02/11/2005	74,993,721	6.40%
	01/21/2005	58,755,008	5.01%

Credit Suisse First Boston Australia (Holdings)	03/14/2005	N/A	less than 5%
Limited	03/04/2005	59,974,564	5.12%

The Capital Group Companies International, Inc.	02/07/2005	N/A	less than 5%
	02/04/2005	66,412,396	5.67%

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

01/28/2005	81,069,710	6.92%
11/23/2004	95,286,891	8.17%
09/17/2004	112,265,380	9.70%
06/11/2004	125,218,695	10.82%
05/27/2004	140,805,051	12.17%
05/21/2004	154,468,951	13.35%
06/13/2003	163,426,180	14.48%
04/16/2003	151,566,621	13.43%
02/17/2003	139,717,091	12.38%
12/19/2002	126,179,432	11.34%

Voting Rights

All fully paid shareholders, including our major shareholders, have the same voting rights.

Change in Control

Except as described in Item 4A in respect of the BHP Billiton takeover offer, there are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of us.

BHP Billiton have received acceptances to their takeover offer from the holders of 41,536,727 WMC Resources Ltd shares representing 3.53% of the total WMC Resources Ltd shares outstanding as at April 30, 2005. It should be noted that the BHP Billiton takeover offer was conditional as at April 30, 2005.

B.	Related Party Transactions

Loans to directors

During the year ended December 31, 2002, a loan of A$93,050 was advanced to Jens Balkau (and repaid in full during the year), a director of one of our controlled entities. All outstanding loans (A$93,375) were repaid or forgiven (A$3,643) during the year, resulting in no outstanding loans to WMC Resources Ltd directors at December 31, 2002.

The loan referred to above was made prior to the demerger in connection with the Employee Share Purchase Plan, to enable the director to acquire shares of WMC Limited. The loan was interest free with repayments due in December 2002 and November 2003, although these were all repaid prior to the demerger.

During the 2003 and 2004 fiscal years, there were no loans made to directors and no outstanding loans at the end of the year.

Shareholding transactions of directors

Our directors are also shareholders of ours and, as such, they may purchase or sell our shares.

Where our directors have engaged in these transactions they have done so on a normal commercial basis, on conditions no more favourable than those available to other shareholders.

Some of our directors who were employees of the WMC Limited group prior to the demerger, were eligible to participate in the WMC Employee Share Scheme, and were issued options, priced at market value. These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees. At the time of demerger, these options were converted into WMC Resources options (see Item 6E. “Share Ownership”). As this is our second year of listing, comparatives for WMC Limited prior to the demerger have been provided.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2004	2003	2002
	Number of WMC Resources Ltd shares		Number of WMC Limited shares

The aggregate number of shares acquired by the directors of the parent entity or their director related entities as a result of the WMC Limited demerger was:	N/A	N/A	808,317

The aggregate number of shares acquired by directors of the parent entity or their director related entities other than as a result of the demerger was:
- purchases by director	5,000	50,000	—
- acquisitions through the senior executive share plan	—	—	138,640
- allotments made under the executive share plan	300,001	—	—
- options exercised and shares purchased on expiry of option plan	70,000	—	—
- other transactions(1)	4,047	—	—

The aggregate number of options allocated to directors of the parent entity or their director-related entities as a result of the WMC Limited demerger was:	—	—	1,725,000
The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:
- fully paid shares	—	—	—
- options (options exercised and shares sold)	—	50,000	300,000

Details of shares and share options held by directors of the parent entity or their director related entities at period end are as follows:
- fully paid shares	758,012	378,310	946,957
- options for ordinary shares	412,000	482,000	1,425,000

(1)	During 2004, Mr Pizzey acquired an indirect interest in 4,047 WMC Resources Ltd share as a result of a consolidation of his family’s superannuation fund assets.

All other transactions relating to shares and options of WMC Limited prior to the demerger, including the payment and receipt of dividends and allotment of shares under the dividend reinvestment plan, were on the same basis as similar transactions with other shareholders.

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

In addition, Hughmore Securities Pty Ltd, an entity associated with Hugh M. Morgan, our chief executive officer until December 31, 2002, purchased fertilizer totalling A$14,199. All of the purchases were made on an arm’s length basis from an entity we controlled.

Legal/Financial service fees

A number of directors of our controlled entities are associated with legal and financial service suppliers which have provided services to us during the financial year, on an arm’s length basis. The total of those services amounts to A$467,583 for the year ended December 31, 2004. For the years ended December 31, 2003 and 2002, the amounts were: A$1,413,459 and A$1,511,590 respectively. The legal and financial services suppliers referred to above which provided services to us in the fiscal year ended December 31, 2004 were: Sampson & West, Trident Trust Company, Welborn Sullivan Meck & Tooley P.C., Stikeman Elliott (Toronto), Larrain Y Associates, Marsh Management Services Singapore Pte Ltd, Daniel DaSilva and Margarida Castel-Branco.

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

Native Title in Australia

“Native title” describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs as recognized under Australian Law.

Native title law has evolved through judicial decisions and the enactment of legislation. The first significant High Court decision on the subject of native title was Mabo v Queensland (No 2) (1992) 175 CLR 1 (“the Mabo decision”) in 1992, in which the Court recognized the concept of native title and said that Aboriginal and Torres Strait Islander people who have maintained a continuing connection with their land according to their tradition and customs may hold native title. Proving a continuing connection usually involves showing that tradition and customs have been passed down through generations of Aboriginal or Torres Strait Islander people to the present day. The native title rights and interests (if any) of a particular group will depend on the traditional laws and customs of those people. Recent decisions have indicated that native title may change over time.

The Mabo decision recognized that native title could be extinguished prior to the enactment of the Racial Discrimination Act 1975 (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments to the NTA in 1998 (in association with complimentary State legislation) have put beyond reasonable doubt that WMC has valid title to its material interests. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of the various procedures under the NTA governing native title claims. The NTA also specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

The current operations of our Olympic Dam operations are on freehold title which the High Court held in Fejo v Northern Territory (1998) 195 CLR 96 “Fejo” permanently extinguishes native title, although expansions of our operation may attract the future act requirements of the NTA if they extend to areas outside the freehold tenure.

Native title may exist in areas where it has not been extinguished (removed). Although a determination of native title does not invalidate another’s validly granted or validated rights, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 “Wik” case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights. The decision was confirmed in Western Australia v Ward (2000) 99 FCR 316 “Ward”. Pastoral leases in WA are leases of Crown Land under the Land Act 1933 (WA) held for pastoral and grazing purposes.

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

However the High Court decisions also leave many issues to be decided on a case by case basis. As a result, it is difficult at this stage for us to make a final assessment as to whether and to the extent our existing assets or operations will be materially affected until court determinations are made.

There are current claimant applications for native title determination in the Federal Court over areas of land and waters that impact the majority of our operations. The majority of our operations or related infrastructure fall within one or more of these applications. We are monitoring these applications closely. These operations include the Olympic Dam copper/uranium businesses in South Australia, the Phosphate Hill fertilizer operation in Queensland and the Western Australian nickel operations.

The High Court and Federal Court decisions and the NTA described above may have provided some conceptual guidance on the issue of native title and we believe that under these decisions and legislation our economic interests in existing mining leases and tenements will be upheld if challenged. However, our existing assets and operations could be affected by any native title claim that is ultimately determined in a manner that is contrary to our interests.

Other Financial Information

Export Sales

A significant proportion of our sales are to markets outside of Australia as shown in the revenue analysis below:

Australia – 18%

Europe – 28%

Japan – 14%

Taiwan – 3%

North America – 8%

Other – 29%

Dividends

Our board determines whether there will be a payment of dividends or implementation of other capital management initiatives after taking into consideration a number of factors, including our financial results, strategic objectives, ongoing capital expenditure requirements, general business conditions, taxation considerations (including the level of franking credits available), and any contractual, legal or regulatory restrictions on our ability to pay dividends, and any other factors our board may consider relevant. Any dividends we pay are paid in Australian dollars or pounds sterling (in relation to United Kingdom registered holders in respect of the dividends paid on September 22, 2004 and March 11, 2005).

We paid an unfranked interim dividend of seventeen cents per share, in respect of the 2004 financial year, on September 22, 2004. Since year end the directors declared an unfranked final dividend of 20 cents per share which was paid on March 11, 2005. For the years ending December 31, 2005 and beyond, our board determined a target range for dividend payments of between 40 to 60 per cent of profit after tax, after taking into account various factors, including those outlined above.

We will not be in a position to pay franked dividends (which are dividends effectively paid out of profits which have borne Australian corporate tax) until our eligible carried-forward tax losses are utilized and we pay Australian tax on our profits. The Australian Federal Government’s tax consolidation regime, amongst other things, is expected to affect the rate at which our carried-forward tax losses may be utilized, as described below. Under the consolidation regime, we elected to consolidate our wholly owned Australian corporate group entities with effect from January 1, 2004 resulting in us and our wholly owned subsidiaries being treated as one single income tax entity from that date.

FINANCIAL INFORMATION

The consolidation rules are likely to reduce the rate at which carried-forward tax losses incurred prior to the date of consolidation may be utilized after consolidation. Despite this, our profits earned after consolidating the group may remain sheltered to some extent by the utilization of tax losses from pre-consolidation years when combined with any current year tax incurred by us.

The extent to which our profits will be sheltered by tax losses and, therefore, the extent to which we will be able to pay franked dividends will ultimately depend on our profitability. Based on current estimates, we will not pay income tax until the year commencing January 1, 2006. Accordingly, we anticipate that until then we will not have sufficient franking credits available to pay franked dividends to our shareholders.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2004 totalled A$68.5 million compared to A$69.4 million for the year ended December 31, 2003. The principal components were:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	A$ million	A$ million	A$ million
Loss on revaluation of foreign currency assets & liabilities	—	2.5	14.9
Interest (received)/(receivable)	(20.4)	(22.0)	(103.5)
Interest paid/payable	43.3	68.3	152.2
Corporate expenditure	45.6	20.6	131.6

Net interest charged to profit was A$22.9 million for the year ended December 31, 2004 compared to a charge of A$46.3 million for the year ended December 31, 2003, reflecting the reduced level of debt held. Corporate expenditure was A$45.6 million compared to A$20.6 million for the year ended December 31, 2003 primarily due to the takeover defense costs incurred in 2004.

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

		Ordinary Shares		American Depository Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended April 30, 2005		8.13	7.86	25.38	23.70
Month ended March 31, 2005		8.02	7.42	26.50	23.00
Month ended February 28, 2005		7.80	7.20	24.84	22.20
Month ended January 31, 2005		7.32	7.15	22.60	21.55

Year ended December 31, 2004	Full Year	7.39	4.34	23.35	11.94
	First Quarter	5.98	4.81	18.66	13.80
	Second Quarter	5.26	4.34	16.02	11.94
	Third Quarter	5.38	4.80	15.70	13.03
	Fourth Quarter	7.39	4.91	23.35	14.53

Year ended December 31, 2003	Full Year	5.63	3.28	17.14	8.45
	First Quarter	4.41	3.59	10.20	8.45
	Second Quarter	4.13	3.40	10.90	8.75
	Third Quarter	4.66	3.28	12.79	9.05
	Fourth Quarter	5.63	4.32	17.14	11.95

Year ended December 31, 2002(1)	Full Year	4.36	3.80	9.90	8.25

The closing price of our fully paid ordinary shares on December 31, 2004 was A$7.22 and on April 30, 2005 was A$7.92. The closing price of our ADRs on December 31, 2004 was US$22.59 and on April 30, 2005 was US$24.92.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares

All of our fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for our ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems (SEATS). Our fully paid ordinary shares are also listed on the New York Stock Exchange (NYSE) (traded as American Depositary Receipts (ADRs)).

American Depositary Shares

In the United States, American Depositary Shares (ADRs) evidenced by ADRs represent our fully paid ordinary shares. Each ADR represents four of our fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated December 3, 2002, between us and The Bank of New York, as Depositary. On December 4, 2002, trading of our ADSs commenced on the NYSE under the symbol “WMC”.

THE OFFER AND LISTING

As at December 31, 2004, 491,224 of our fully paid ordinary shares were registered in the name of 254 residents of the United States and represented approximately 0.04% of the total number of our fully paid ordinary shares issued and outstanding. As at December 31, 2004, 5,681,971 of our ADSs were outstanding (representing 22,727,884 of our fully paid ordinary shares) and were registered in the name of 313 residents of the United States and represented approximately 1.94% of the total number of our fully paid ordinary shares issued and outstanding.

As at April 30, 2005, 407,910 of our fully paid ordinary shares were registered in the name of 225 residents of the United States and represented approximately 0.03% of the total number of our fully paid ordinary shares issued and outstanding. As at April 30, 2005, 5,408,620 of our ADSs were outstanding (representing 21,634,480 of our fully paid ordinary shares) and were registered in the name of 307 residents of the United States and represented approximately 1.84% of the total number of our fully paid ordinary shares issued and outstanding.

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

ADDITIONAL INFORMATION

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

Indenture (Roxby Downs (Indenture Ratification) Act of 1982)

For a description of the Indenture, see page 30.

Deed of Undertaking with BHP Billiton Ltd

As part of the proposed takeover of WMC Resources Ltd by BHP Billiton Ltd, we have entered into an undertaking with the following conditions:

•	BHP Billiton acquiring, during or at the end of the Offer Period, a relevant interest in at least 90% of the WMC Resources Shares on issue;

•	BHP Billiton receiving all regulatory approvals required for its Offer or the completion of any transaction contemplated by the Bidder’s Statement, including ACCC clearance, necessary Australian Treasurer’s approval, European Commission approval and United States anti-trust clearances;

•	no decision or order being made, no application being made, and no action or investigation being instituted or threatened in connection with BHP Billiton’s Offer, by a Public Authority (as that term is defined in the BHP Billiton Bidder’s Statement), which restrains, prohibits or impedes (or threatens to do so), or otherwise materially adversely impacts on, the making of BHP Billiton’s Offer or the completion of any transaction contemplated by the Bidder’s Statement, or the rights of BHP Billiton in respect of WMC Resources and the WMC Resources Shares to be acquired under BHP Billiton’s Offer or requires the divestiture by BHP Billiton of any WMC Resources Shares or assets of WMC Resources or the BHP Billiton Group;

•	no ‘prescribed occurrences’ (as described in section 5.1(h) of BHP Billiton’s Bidder’s Statement) occurring between the Announcement Date and the end of the Offer Period;

•

no acquisitions (or offers to make such acquisitions) being undertaken, agreed or announced by WMC from the Announcement Date to the end of the Offer Period for an amount in aggregate greater than A$300 million, and no agreements or other

ADDITIONAL INFORMATION

arrangements which would require expenditure or foregoing of revenue of an amount greater than A$50 million being entered into or announced by WMC, other than in the ordinary course of its business;

•	no disposals (or offers to make such disposals) being undertaken, agreed or announced by WMC in respect of Olympic Dam, WMC’s nickel operations or the Corridor Sands project, and there being no entry into (or offer to enter into) any joint venture, asset or profit sharing arrangement, partnership or merger of businesses (including through a dual listed companies structure) or of corporate entities in respect of Olympic Dam, WMC’s nickel operations or the Corridor Sands project;

•	no person having any right to acquire or require the disposal of, or require WMC to dispose of, any material asset of WMC, or to terminate or vary the terms of any material agreement with WMC, as a result of the acquisition of WMC Shares by BHP Billiton;

•	no event (such as a change in the 30 day moving average spot price for any commodity on any market, as expressed in Australian dollars) occurring that (alone or together with other events) has, or could be reasonably expected to have, a material adverse effect on the assets, liabilities, financial or trading position, profitability, production or prospects of WMC, and no such matter that occurred before the Announcement Date becoming public after the Announcement Date (where the occurrence was not previously apparent from publicly available information); and

•	no decline occurring in the S&P/ASX 200 index below 3,500 on any trading day during the period from and including the Announcement Date to the end of the Offer Period.

Demerger Deed

(a)	Nature of contract

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

WMC Resources Loan Facility

(a)	Nature of contract

In October 2004, WMC Resources put in place the Loan Facility (the “Loan Facility”) through its wholly owned subsidiary, WMC Finance Limited, for WMC Resources group’s ongoing corporate purposes. The facility is a US$250 million syndicated dual-currency revolving cash advance facility arranged by Commonwealth Bank of Australia.

(b)	Key terms

(i)	Components

The WMC Resources Loan Facility consists of a US$250 million syndicated dual-currency revolving facility with a two year term plus an option to extend at the discretion of the lenders, for a further 364 days.

(ii)	Guarantors

The Loan Facility is guaranteed by WMC Resources and WMC (Olympic Dam Corporation) Pty Ltd.

(iii)	Pricing

The pricing of the Loan Facility is generally consistent with that which a BBB rated entity might obtain for a facility of this size and nature.

(iv)	Undertakings

The Loan Facility contains undertakings given by us and our subsidiaries that are customary for a facility of this nature including negative pledges and guarantees provided by us and our guaranteeing subsidiary.

(v)	Events of default

The Loan Facility contains events of default and review events that are customary for a facility of this nature.

Global Bond Indenture

(a)	Nature of contract

In 2003, WMC Finance (USA) Limited, a finance subsidiary of WMC (“WMC Finance”), issued US$700,000,000 in bonds (the “Global Bonds”), guaranteed by us and two of our subsidiaries, WMC (Olympic Dam Corporation) Pty Ltd and WMC Fertilizers Pty Ltd. The Global Bonds were issued under an indenture (the “Bond Indenture”) between WMC Finance, as issuer, WMC Resources, and the two subsidiaries mentioned above as guarantors and The Bank of New York, as trustee. The Global Bonds were registered under the Securities Act and issued in exchange for bonds of WMC Finance sold previously in private placements.

(b)	Key terms

(i)	Components

The Global Bonds were issued under the Bond Indenture in two series. One is the US$500,000,000 5.125% Guaranteed Notes due 2013. The other is the US$200,000 6.250% Guaranteed Notes due 2033.

(ii)	Guarantors

Notes of WMC Finance issued under the Bond Indenture are guaranteed by WMC (Olympic Dam Corporation) Pty Ltd, WMC Fertilizers Pty Ltd and us.

(iii)	Ranking

The Global Bonds and the respective guarantees of WMC Resources and our guaranteeing subsidiaries each rank equally in right of payment will all other unsecured and unsubordinated indebtedness of WMC Finance, us and our guaranteeing subsidiaries.

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

There are no limitations, under the laws of Australia, on the right of non-residents to acquire, hold or vote our ordinary shares, except for the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Act”), section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”), the charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002(Cth). The Act controls the rights of non-residents to hold 15% or more of the total voting powers as outstanding shares of an Australian company, but it does not affect the rights attaching to shares that are held or acquired in accordance with its provisions.

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

ADDITIONAL INFORMATION

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

Transactions involving assets (which would include ordinary shares) owned or controlled by persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) require ministerial approval. The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) currently applies to the Kurdistan People’s Congress, the People’s Congress of Kurdistan, the Kongra-Gel, other persons listed in the Commonwealth of Australia Gazette, the Taliban, Osama bin Laden, a member of the Al-Qaida organization, and any person named on the United Nations list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

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

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares “at risk” is currently 45 days (and in some circumstances 90 days), but the Australian Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests which satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADSs and Ordinary Shares are likely to be classified as equity on the basis that the return is contingent on our performance or at our discretion.

Prior to July 1, 2003, under the provisions of the old Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Old Treaty”), the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%. However, where the recipient’s shareholding is effectively connected with a permanent

ADDITIONAL INFORMATION

establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules. From July 1, 2003, under the new treaty the withholding tax rate is 15% for holders of at least 10% of the shares in a company and 0% for corporate holders of 80% or more of the shares in a company (subject to satisfying some requirements). In all other cases (apart from permanent establishments) the 15% rate limit will continue to apply.

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

In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts, certain superannuation funds and shareholders of certain listed investment companies. For ADSs or ordinary shares acquired after September 21, 1999 and held for at least 12 months, individuals and trusts will pay tax on half (two thirds of the gain for certain superannuation funds) of the gain calculated in nominal terms after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ADSs or ordinary shares acquired before that time and held for at least 12 months, individuals, trusts and certain superannuation funds may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the gain with the gain being calculated on the basis of the cost of the ADSs or shares being indexed for inflation up to September 30, 1999. Indexation is available to all tax payers and is not limited to individuals and trusts like the 50% discount discussed above. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ADSs and Ordinary Shares as at September 30, 1999, and abolishes such indexation for ADSs and ordinary shares acquired after September 21, 1999.

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

ADDITIONAL INFORMATION

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

Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Dispositions

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of ordinary shares or ADSs will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs surrendered. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe ordinary shares or ADSs will not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as us that is primarily engaged in the active business of mining and processing metals is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

ADDITIONAL INFORMATION

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ordinary shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

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

All controlled entities are wholly owned by us, unless otherwise indicated. Our significant subsidiaries are described in Item 4C—”Key Information—Organizational Structure”. The following is a list of all entities controlled by us at December 31, 2004:

Controlled Entities	Notes	Place of Incorporation
Agnew Mining Company Pty. Ltd.	b	Australia
Carson Hill Gold Mining Corporation	c,h	USA
Corridor Sands Limitada	d,h	Mozambique
Great Boulder Mines Pty Ltd	b	Australia
Hi-Fert Distributors Pty. Ltd.	b	Australia
Hi-Fert Pty. Ltd.	f	Australia
JMM Sub, Inc	c,h	USA
Mineracao Jenipapo S.A. (owned 100%)	c,h	Brazil
Mineracao Wesminas Limitada (owned 100%)	c,h	Brazil
Olympic Dam Marketing Pty. Ltd.	b	Australia
Q.S. Mineracao Ltda (owned 100%)	c,h	Brazil
Three Springs Talc Pty. Limited	b	Australia
Wesminco Oil Pty. Ltd.	d	Australia
Western Hog Ranch Company	c,g	USA
Western Mining Corporation Pty Ltd	b	Australia
Western Mining Mongolia XXK	c,h	Mongolia
Western Venture Inc.	c,g	USA
Westmin Talc (U.K.) Limited	d,g	UK
Westmin Talc Pty Ltd	b,l	Australia
Westminer Insurance Pte. Ltd.	h	Singapore
WMC (Argentina) Inc.	c,h,	USA
WMC (China) Pty Limited	b,h	Australia
WMC (Kunming) Pty Limited	b,h	Australia
WMC (Liberia) Limited	h	Hong Kong
WMC (Mineral Sands) Limited	h	Jersey
WMC (Olympic Dam Corporation) Pty. Ltd.	a	Australia
WMC (Olympic Dam Operations) Pty. Ltd.	b,l	Australia
WMC (Overseas) Pty. Limited	b	Australia
WMC (Peru) Inc.	c,h	USA
WMC (Uzbekistan) Ltd.	c,h,j	Jersey
WMC (Yunnan) Pty Limited	b,h	Australia
WMC (Zarmitan) Ltd.	c,h,j	Jersey
WMC Automation Pty Ltd	b	Australia
WMC Chile S.A.	h,j	Chile
WMC Corporate Services Inc.	c,h	USA
WMC Exploration Chile S.A.	h,k	Chile
WMC Exploration Inc.	c,h	USA
WMC Fertilizers Pty Ltd	a	Australia
WMC Finance (USA) Limited	d	Australia

ADDITIONAL INFORMATION

Controlled Entities	Notes	Place of Incorporation
WMC Finance Limited	d	Australia
WMC Holdings Pty. Ltd.	b	Australia
WMC Innovation Pty. Ltd.	b	Australia
WMC Kazakstan Ltd.	c,h	Jersey
WMC Mineracao Limitada (owned 100%)	g	Brazil
WMC Petroleum (Malaysia) Snd. Bhd.(in liquidation)	c,h,j	Malaysia
WMC Resources (China) Pty Ltd	b,k	Australia
WMC Resources Exploration Pty. Ltd.	b	Australia
WMC Resources International Pty. Ltd.	a	Australia
WMC Resources International (RSA) Pty. Ltd	d,h	Australia
WMC Resources Marketing Limited	h	Canada
WMR Resources Marketing Pty Ltd	b,e	Australia
WMC Resources Marketing (UK) Limited	d,h	UK
WMC Securities Pty Ltd	b	Australia
WMC Services Pty. Limited	b,l	Australia
WMC Xinjiang Mineral Industry Services Company	c,h	China
Yakabindie Nickel Pty. Limited	b,l	Australia
Yeelirrie Development Company Pty. Ltd.	b	Australia
Yeelirrie Management Services Pty. Ltd.	b	Australia
141 Union Company	c,h	USA

This controlled entity:

(a)	is a party to a deed of cross guarantee and has been granted relief from the necessity to prepare accounts pursuant to the Australian Securities and Investments Commission (ASIC) Class Order 98/1418.

(b)	is a small proprietary corporation, not required to prepare financial reports

(c)	has not prepared audited accounts. Either it is non-operating or audited accounts are not required in its country of incorporation.

(d)	have prepared audited financial accounts.

(e)	changed its name from Western Exploration Pty Ltd to WMC Resources Marketing Pty Ltd on August 2, 2004.

(f)	ceased to be a controlled entity (WMC’s interest went from 100 per cent to 33 percent effective 1 December, 2004).

(g)	is translated as a self-sustaining entity.

(h)	is translated as an integrated entity.

(i)	ceased to be part of the economic entity during 2003.

(j)	ceased to be part of the economic entity during 2004.

(k)	became part of the economic entity during 2004.

(l)	is a party to a deed of cross guarantee, however being a small proprietary company has not sought relief from the necessity to prepare accounts pursuant to ASIC Class Order 98/1418.

(m)	Yakabindie Nickel Pty Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mount Keith, was acquired by the purchase method on January 25, 2001. Its purchase consideration was A$40 million, A$25 million of which was paid at the time of the acquisition with the remaining A$15 million due upon gaining approval to mine the property. The results of its operations since 25 January, 2001 have been incorporated into WMC Resources. There is no goodwill arising on acquisition. No pro forma revenue has been disclosed as it is immaterial. It was converted from a public company to a proprietary company on 8 February 2002.

(n)	WMC Resources has a 40% ownership in Agnew Pastoral Company Pty. Ltd. and Weebo Pastoral Company Pty. Ltd. which are accounted for as incorporated partnerships.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Price Risk Management Policy

Our Price Risk Management policy provides the framework for the management of price exposures, including commodity price, foreign exchange and interest rate exposures and is established by our Board. The policy details our approach to managing price exposures and delineates hedging limits and delegated management authorities. Management of exposures is delegated to the Risk Management Committee within parameters set by our Board. The Risk Management Committee is chaired by the chief executive officer and comprises the chief financial officer and several senior executives. The Risk Management Committee is responsible for strategic hedging decisions and ensuring that these are implemented.

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

Due to changes to the scale, diversity and competitiveness of our operations, we revised our Risk Management Policy during 1999 to limit hedging activity to securing acceptable returns for new projects, to avoid financial distress and to enable large capital exposure programs. Previously existing hedging contracts will remain in place, but we will not replace or renew them. During 2003 and early 2004, WMC closed out all gold hedges maturing between 2004 and 2010 and all foreign currency hedges maturing between 2005 and 2008.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A table showing the movement in the average quarterly selling price of nickel, gold, fertilizer and copper over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Nickel London Metal Exchange US$/lb	Gold London Gold Market US$/oz	Fertilizer US Gulf Price US$/tonne	Copper London Metal Exchange US$/lb
December 31, 2000
First Quarter Second Quarter Third Quarter Fourth Quarter	4.29 4.26 3.75 3.38	291 280 277 269	148 145 164 158	0.81 0.79 0.85 0.84

December 31, 2001
First Quarter Second Quarter Third Quarter Fourth Quarter	2.97 3.04 2.51 2.29	259 268 276 279	162 142 138 147	0.79 0.75 0.67 0.64

December 31, 2002
First Quarter Second Quarter Third Quarter Fourth Quarter	2.80 3.15 3.11 3.22	291 313 314 323	152 157 168 153	0.70 0.73 0.69 0.70

December 31, 2003
First Quarter Second Quarter Third Quarter Fourth Quarter	3.77 3.79 4.24 5.57	352 348 363 392	169 181 180 184	0.75 0.74 0.79 0.93

December 31, 2004
First Quarter Second Quarter Third Quarter Fourth Quarter	6.68 5.67 6.32 6.34	408 393 401 434	215 216 226 233	1.23 1.26 1.29 1.39

Currency Hedging Policy

Foreign currency risk relates to our exposure to changes in exchange rates. Our revenue streams are significantly derived from the sale of our commodity production in US dollars and the amount of Australian dollar revenue we will receive fluctuates with the moving A$/US$ exchange rate. Consistent with approved Board policy, we may seek to reduce our exposure to exchange rate movements by entering into foreign exchange hedging contracts for a proportion of our outstanding receivables with a view to reducing the effects of adverse currency rate fluctuations. When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars, could result in losses if:

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summary Hedging Results

Hedging results for 2004, 2003 and 2002 were:

A$ million profit / (loss)

	Year ended December 31,
Hedging Results	2004	2003	2002
Currency – A$/US$	133.6	70.2	(108.2)

Gold	13.2	1.9	(5.1)

Total	146.8	72.1	(113.3)

These gains and losses have been allocated to the revenue and profits of individual business units.

The following information is provided in compliance with US Financial Reporting Release No. 48. We have elected to disclose information in the “Tabular Presentation” set down in s305(a)(I)(i).

Commodity Hedging

(A)	Trading Purposes

Nil.

(B)	Non-trading (Hedging Purposes)

As at December 31, 2004:

(1)	Gold

We had no contracts hedging gold production from Olympic Dam as at December 31, 2004. For comparative purposes, as at December 31, 2003 we hedged 44,600 ounces at an average gold price of A$573 per ounce with maturities extending to 2005. The fair value of these contracts was a loss of A$1.3 million.

These gold contracts provided us with the option to either physically or financially settle. We had no floating interest rate or gold lease rate exposure.

As these contracts are entered into for the purpose of hedging future production, we defer any unrealized gains and losses on the contracts, together with the cost of the contracts, until the underlying production occurs.

The fair value was based on the mark to market of the maturing forward contracts. This is the difference between the future expected market price as at December 31, 2003 and the original contract rate. The future expected market price was based on the forward price calculated on the spot rate and the gold contango (difference between US interest rates and the gold lease rate discounted using a zero coupon interest rate curve).

Currency Hedging

(A)	Trading Purposes

Nil

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(B)	Non-trading (Hedging Purposes)

We had no currency hedges in place as at December 31, 2004. For comparative purposes, as at December 31, 2003 we had US$300.9 million hedged at an average rate of US$0.6665 at maturities extending to December 31, 2004 using a combination of forward contracts and options as detailed in the table below:

	Forward sale of US$			Bought Put Options			Written Call Options
Maturity	Amount US$m	Rate A $/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m
2004	228.4	0.6753	25.7	72.5	0.6402	14.4	20.0	0.6772	(0.2)

The fair value was based on the mark to market of the forward and option contracts. This was based on the difference between the future expected price as at December 31, 2003 and the original contract rate. The future expected price was based on the forward price calculated on the spot exchange rate and the differential between the US and Australian interest rate curves discounted using the zero coupon interest rate curve.

(C)	Translation Hedges (Hedging Purposes)

Translation Hedges are used to minimize the volatility arising from the revaluation of foreign currency assets and liabilities (principally US$ denominated debt). A translation hedge consists of offsetting forward exchange contracts.

WMC has a series of forward exchange contracts whereby the company has purchased US$ and sold A$ and perfectly offset these contracts by selling US$ and purchasing A$. Gains and losses on the revaluation of the US$ debt are offset by gains and losses on the purchased US$ forward exchange contract. Gains and losses on the sold US$ contract are deferred and released over time as future US$ revenue is received.

Interest Rate Hedging

Interest rate risk refers to our exposure to movements in interest rates. We are primarily exposed to interest rate risk on our outstanding interest bearing liabilities. As interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Interest rate swaps allow us to manage our interest rate risk.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

As at December 31, 2004 we had the following debt:

Maturing in:
		2005	2006	2007	2008	2009	2010 onwards
A$m equivalent of US$ debt (fixed)
Global Bonds	- face value - fair value	— —	— —	— —	— —	— —	899.3 878.3

Yankee Bonds	- face value - fair value	— —	1.0 1.0	— —	— —	— —	4.8 5.6

Total	- face value - fair value	— —	1.0 1.0	— —	— —	— —	904.1 883.9

Included in the debt noted above is the following fixed US$ debt which was swapped to floating. The terms of the interest rate swaps are provided below.

	Maturing in:
	2005	2006	2007	2008	2009	2010 onwards
US$ Debt	—	—	—	—	–	500m

Subsequent to the above swap, we entered into the following swap which re-fixed the US$ debt from floating. The terms of the interest rate swaps are provided below.

	Maturing in:
	2005	2006	2007	2008	2009	2010 onwards
US$ Debt	500m	—	—	—	—	—

We are exposed to interest rate risk on our outstanding interest bearing liabilities and investments. Interest rate swaps allow us to manage our interest rate risk.

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

Included in the debt noted above is the following fixed US$ debt which was swapped to floating. The terms of the interest rate swaps are provided below:

	Maturing in:
	2004	2005	2006	2007	2008	2009 onwards
US$ Debt	—	—	—	—	—	500m

Subsequent to the above swap, we entered into the following swap which re-fixed the US$ debt from floating. The terms of the interest rate swaps are provided below:

	Maturing in:
	2004	2005	2006	2007	2008	2009 onwards
US$ Debt	—	500m	—	—	—	—

We are exposed to interest rate risk on our outstanding interest bearing liabilities and investments. Interest rate swaps allow us to manage our interest rate risk.

Interest rate swaps

As at December 31, 2004 the fair value of interest rate swaps was A$11.3 million. The terms of the interest rate swaps are provided below:

		Interest rate
Notional US$ principal US$m	Interest swapped	Fixed	Float(1)	Maturity	Fair value A$m
500	Fixed for floating	5.125	3.255	15/05/2013	(3.1)
500	Floating for fixed	1.734	3.255	15/11/2005	14.4

1,000

(1)	This is the floating rate applicable to the swap at balance date and is set using the 6 months US$ LIBOR floating base rate plus a margin.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2003, the fair value of these interest rate swaps was A$7.4 million.

		Interest rate
Notional US$ principal US$m	Interest swapped	Fixed	Float(1)	Maturity	Fair value A$m
500	Fixed for floating	5.125	1.585	15/05/2013	(10.5)
500	Floating for fixed	1.735	1.585	15/11/2005	17.9

1,000

(1)	This is the floating rate applicable to the swap at balance date and is set using the 6 months US$ LIBOR floating base rate plus a margin.

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

For USGAAP, for the year ending December 31, 2004 we recognized a net loss after tax of A$2.4 million, representing the change in time value on floating-for-fixed rate swaps excluded from the assessment of hedge effectiveness. The total of this adjustment on a pre-tax basis is A$3.5 million.

Cash Flow Hedges

Over 90% of sales are denominated in or linked to US$. From time to time we enter into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. These contracts are entered into to protect ourselves against the risk that the eventual dollar-net-cash inflows resulting from these sales will be adversely affected by changes in exchange rates.

As at December 31, 2004 we recognized a net gain after tax of A$2.8 million, for the ineffective portion of certain options designated as cash flow hedges.

The treatment of gains and losses on revaluation of foreign currency debt (which is not treated as a hedge for accounting purposes under US GAAP) in addition to the amortization of a portion of deferred losses from OCI, resulted in a net loss after tax of A$26.1 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was A$33.3 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2004, we reclassified A$24.8 million of deferred net losses on derivative instruments accumulated in other comprehensive income as earnings during the next twelve months.

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

Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of our group’s financial instruments are as follows:

	A$m
	Carrying amount as at December 31, 2004	Fair value as at December 31, 2004	Carrying amount as at December 31, 2003	Fair value as at December 31, 2003
Recognized in the Balance Sheet
Financial Assets
Cash assets	473.9	473.9	100.3	100.3
Current other financial assets	13.8	13.8	13.1	13.1
Current receivables	282.9	282.4	450.4	447.5
Non-current receivables	250.3	114.8	277.3	142.1
Non-current investments accounted for using the equity method	43.7	43.7	—	—
Non-current other financial assets	4.2	4.2	21.3	21.3
Financial Liabilities
Current payables	458.3	457.7	432.2	437.7
Short-term interest bearing liabilities	—	—	212.0	212.0
Other current liabilities	9.7	9.7	9.3	9.3
Non-current payables	231.0	95.5	379.2	245.0
Long-term interest bearing liabilities	905.1	884.9	1,141.2	1,092.0
Other non-current liabilities	3.9	3.9	4.1	4.1
Financial Instruments
Hedging contracts:
- forward/swaps	—	—	(74.6)	(84.0)
- options	—	—	4.2	4.2
- interest rate swaps	—	11.3	—	7.4

	—	11.3	(70.4)	(72.4)

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign currency and commodity hedging contracts

The fair value we disclose represents commodity and foreign currency hedging contracts on a mark-to-market basis using forward rates and prices.

Other Disclosures

Further disclosures relating to financial instruments are included in Notes 28 and 35 to our Consolidated Financial Statements.

Contribution of Hedging to results for 2004 year

Commodity hedging contributed a gain of A$13.2 million to our operating results. The total currency gain for the year ended December 31, 2004 was A$133.6 million. The currency gains were attributable to forward contracts, implemented in prior periods and maturing in 2004, at an average rate above the HSRA rate for the period.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

For its fiscal year 2004, our management performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of, and was reviewed by, our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of the possible controls and procedures. Based on the foregoing, our management, including Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2004.

B.	Internal Controls

In connection with the preparation of our annual report, we have identified the following internal control weaknesses which prompted us to make changes in our internal controls over financial reporting during the year ended 31 December 2004.

In 2004 we identified that we lacked effective controls for the year ended December 31 in respect of:

•	the timely reconciliation of Mt Keith’s ore reserves model to actual 2003 production. This required a re-estimation of Mt Keith reserves which was finalized in the second half of 2004. The reserves re-estimation resulted in an approximately 2% (after production depletion) reduction in ore tonnage and a 7% reduction in nickel grade. The error did not affect US GAAP income in 2003. As a result of this weakness, we have implemented more frequent reconciliations of our model for Mt Keith’s ore reserves to actual production.

•	the review of supplemental information for the 2003 year reported in the Form 20-F (Statement of Financial Position in the Condensed Consolidated Information). While the 2003 WMC Resources Group total was correctly stated, we identified that, the Guarantor subsidiaries’ current payables and equity balances were misstated by A$1,271.4 million with a corresponding error in the eliminations and reclassifications column. We have adopted a number of measures to minimize the risk of such an error reoccurring in the future including performing additional detailed reviews and the reconciliation of year-on-year equity movements.

•	the identification of certain deferred income tax assets and liabilities. The restatement to US GAAP income and total US GAAP liabilities in 2003 was A$46.8 million. The restatement is described more fully in Note 47 to our Consolidated Financial Statements. During 2004, we changed our procedures to include additional detailed reviews and verification of balances.

•	the prior period US GAAP reconciling item for the fair value adjustment relating to capitalized interest. The lack of effective controls resulted in an understatement of total US GAAP equity and total US GAAP assets in 2002 by A$59.7 million. The error did not affect US GAAP net income in 2002. The restatement is described more fully in Note 47 to our Consolidated Financial Statements.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

See Item 6C “Board Practices – Ethical Standards” for a description of our Code of Conduct. This Code of Conduct is available from our website at www.wmc.com. This link is an inactive textual link for reference only.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2004	Year Ended December, 2003
	A$ thousand
(a) Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
Auditors of parent entity – PricewaterhouseCoopers[1]
- parent entity	1,577	1,403
- controlled entities	30	27

	1,607	1,430
Other member firms of PricewaterhouseCoopers International	159	126

	1,766	1,556

(b) Remuneration for audit-related services
Annual report on US Form 20-F
- prior year	195	378
- current year	474	302
Form 144A Bond Issue offering document	—	533

	669	1,213

(c) Remuneration for tax services
Australian tax services	634	460
Overseas tax services	117	487

	751	947

(d) Remuneration for other services
Investigating accountant’s report and related services	1,038	—
Project reviews and sustainability report services	336	488
Other assurance services	114	133

	1,488	621

Total	4,674	4,337

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for those fiscal years are approximately $1,766,000 and $1,556,000, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services provided by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees are approximately $669,000 and $1,213,000, respectively. The nature of services comprising the fees disclosed under the category are audit services in respect of the company’s US lodgments on Form 20-F and in 2003, audit services related to US filings pursuant to the company’s US based global bond issue.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for taxation related services provided by the principal accountant were approximately $751,000 and $947,000, respectively. The nature of services comprising the fees disclosed under the category are permitted tax services in relation to corporate compliance in our various tax jurisdictions. In 2004, fees included services in respect of the company’s preparation and compliance requirements for entry into the Australia tax consolidation regime.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are approximately $1,488,000 and $621,000, respectively. The nature of services comprising the fees disclosed under the category largely includes assurance services in respect of the principal accountant’s Investigating Accountant’s Report included in the company’s Target’s Statements in response to takeover activity during 2004. Other services also include assurance reviews of the company’s externally published sustainability report, project controls and other external reporting requiring independent attestation.

Pre-Approval Policy

The following pre-approval policy was adopted with effect from May 2003;

1.	The Audit Committee must pre-approve all audit, review, and attest services and all other permissible non-audit services to be rendered by the external audit firm.

2.	Approval must be granted prior to PricewaterhouseCoopers being engaged to render a service.

3.	The Chairman of the Audit Committee is authorized to pre-approve services to be provided by our external auditors, on behalf of the Audit Committee, where:

•	the fees for those services falls below $250,000;

•	the services fall under one of the following categories:

•	audit and review services;

•	accounting and reporting research and consultations;

•	services related to regulatory filings;

•	due diligence reviews;

•	taxation services;

•	fraud and forensic investigations;

•	risk management and internal control services;

•	project assurance services;

•	the services do not result in:

•	the auditor auditing their own work;

•	the auditor assuming a management function within us, or

•	the auditor acting as an advocate for us.

4.	All assurance services greater than $250,000 must be subjected to competitive tender with requirement for CFO, CEO and Audit Committee Chairman approval of inclusion of PricewaterhouseCoopers in tender list. An isolated exception to this policy was the pre-approval by the Audit Committee Chairman with respect to the work performed by PricewaterhouseCoopers on the Target’s Statement, whereby due to the extremely limited timeframe required, no competitive tender was held. The Chairman’s pre-approval was subsequently approved by the full Board Audit Committee prior to the commencement of the engagement.

5.	All services provided by our external auditors with fees greater than $250,000, or which are not within the categories detailed above, must be pre-approved by a majority of the Audit Committee.

6.	All services undertaken by PricewaterhouseCoopers to be reported to the Audit Committee at each meeting.

7.	Restricted Services to be documented and all services monitored. The General Manager – Finance to review all work undertaken and to immediately advise the CFO and Chairman of the Audit Committee if it is noted that PricewaterhouseCoopers has performed any restricted service. The CFO and Chairman of the Audit Committee to immediately discuss with the Engagement Partner.

All services other than audit, review or attest services have been pre-approved in accordance with the pre-approval policy noted above. Accordingly, our Audit Committee approved Nil% of services described in categories (b) through (d) above pursuant to paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01.

ITEM 16D.	EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY WMC RESOURCES AND AFFILIATED PURCHASERS

As discussed in Item 6 (WMC Resources Executive Share Plan and WMC Resources Employee Share Schemes), we purchased shares on behalf of staff. Details of issuer purchases of equity securities for fiscal 2004 were:

Month	Total Number of Shares Purchased	Average Price Paid per share A$	Dollar Value of Shares Acquired A$ million
January, 2004	2,587,558	5.22	13.5

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as we comply with Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

Consolidated Financial Statements as of and for the year ended December 31, 2004.

The attached financial statements and financial statement schedules, pages F-1 to F-105 with a full index on page F-3, together with the Reports of Independent Accountants thereon, are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of WMC Resources, dated October 17, 2002 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

Exhibit 4 – Material contracts

A.	Roxby Downs (Indenture Ratification) Act of 1982, came into operation on June 21, 1982 (incorporated by reference into our registration statement on Form 20-F filed on December 2, 2002).

B.	Deed of Undertaking – WMC Resources Ltd and BHP Billiton Ltd dated March 8, 2005 (incorporated by reference into our Form 6-K filed on March 11, 2005).

C.	Demerger Deed between WMC Resources and Alumina Limited (formerly WMC Limited), dated March 5, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

D.	US $ Bond Indenture dated May 8, 2003 (incorporated by reference to our registration statement on Form F-4 filed on June 19, 2003).

E.	Letter of Offer and Contract of Employment between WMC Limited and Bruce R. Brook, dated January 18, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

F.	Letter of Offer and Contract of Employment between WMC Limited and Andrew G. Michelmore, dated August 19, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

G.	Letter of Offer and Contract of Employment between WMC Resources Ltd and Michael P.J. Nossal, dated March 4, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

H.	Letter of Offer and Contract of Employment between WMC Resources Ltd and Seamus G. French, dated June 9, 2004.

I.	Letter of Offer and Contract of Employment between WMC Resources Ltd and Martin H. Foreman, dated July 28, 2004.

J.	WMC Resources Executive Share Plan, dated November 28, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

K.	Subscription Agreement (Term Loan Facility) dated October 2004.

L.	Amendment to Contract of Employment between WMC Resources Ltd and Andrew G. Michelmore, dated November 30, 2004.

M.	Amendment to Contract of Employment between WMC Resources Ltd and Bruce R. Brook, dated November 30, 2004.

N.	Amendment to Contract of Employment between WMC Resources Ltd and Alan K Dundas, dated November 30, 2004.

O.	Amendment to Contract of Employment between WMC Resources Ltd and Greg J. Travers, dated November 30, 2004.

P.	Amendment to Contract of Employment between WMC Resources Ltd and Michael P.J. Nossal, dated November 30, 2004.

Q.	Amendment to Contract of Employment between WMC Resources Ltd and Seamus G. French, dated November 30, 2004.

R.	Amendment to Contract of Employment between WMC Resources Ltd and Martin H. Foreman, dated November 30, 2004.

Exhibit 8 – Significant Subsidiaries

Exhibit 12 – Certifications pursuant to Rule 15d-14a under the US Securities Exchange Act of 1934

Exhibit 13 – Certification pursuant to Rule 15d-14b under the US Securities Exchange Act of 1934

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WMC RESOURCES LTD

/s/ Bruce R. Brook
Name:	Bruce R. Brook
Title:	Chief Financial Officer

Date: May 23, 2005

WMC RESOURCES LTD

(Australian Business Number 76 004 184 598)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2004

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

WMC Resources Ltd

We have audited the accompanying consolidated statements of financial position of WMC Resources Ltd and its controlled entities as of 31 December 2004 and 2003, and the related consolidated statements of financial performance, consolidated statements of cash flows and consolidated statements of changes in shareholder’s equity for each of the three years in the period ended 31 December 2004, which have been prepared on the basis of accounting principles generally accepted in Australia. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WMC Resources Ltd and its controlled entities at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 47, as restated, to the consolidated financial statements.

PricewaterhouseCoopers

Melbourne, Australia

May, 2005

WMC RESOURCES LTD AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2004

CONTENTS PAGE

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Continuing operations:
Net sales revenue	2	3,828.4	3,001.3	2,487.2
Cost of goods sold		(2,481.2)	(2,247.6)	(2,000.0)
Selling and distribution expenses		(86.0)	(81.2)	(81.5)
General and administrative expenses		(202.5)	(214.4)	(202.9)
General and administrative expenses - significant items	4	(23.9)	(8.4)	(51.2)
Exploration and evaluation expenses		(27.3)	(24.2)	(37.0)
Share of net loss of associate	43	(0.3)	—	—
Other expenses		(118.3)	(106.8)	(149.0)
Other expenses - significant items	4	(13.2)	(48.5)	(99.7)
Other income		61.0	35.2	41.8
Other income - significant items	4	114.4	—	209.9

Profit before interest and income tax		1,051.1	305.4	117.6
Interest expense	3(b)	(43.3)	(64.0)	(152.2)

Profit/(loss) before income taxes		1,007.8	241.4	(34.6)
Income tax (expense)/credit	5(a)	319.1	(2.3)	19.9

Net profit/(loss) from continuing operations		1,326.9	239.1	(14.7)

Discontinued operations:
Net sales revenue	2	—	—	(1.4)
Net expenses		—	(3.8)	(2.7)
Income tax credit/(expense)	5(a)	—	—	1.3
Profit on Meliadine transaction	4	—	10.3	—
Profit on sale of right to gold royalty	4	—	—	15.4
Profit on sale of Central Norseman Gold Corporation Limited	4	—	—	25.1

Net profit from discontinued operations		—	6.5	37.7

Consolidated operations:
Net sales revenue	2	3,828.4	3,001.3	2,485.8
Cost of goods sold		(2,481.2)	(2,247.6)	(2,000.0)
Selling and distribution expenses		(86.0)	(81.2)	(81.5)
General and administrative expenses		(202.5)	(214.4)	(206.0)
General and administrative expenses - significant items	4	(23.9)	(8.4)	(51.2)
Exploration and evaluation expenses		(27.3)	(28.0)	(37.2)
Share of net loss of associate	43	(0.3)	—	—
Other expenses		(118.3)	(106.8)	(148.6)
Other expenses - significant items	4	(13.2)	(62.0)	(137.6)
Other income		61.0	35.2	42.0
Other income - significant items	4	114.4	23.8	288.3

Profit before interest and income tax		1,051.1	311.9	154.0
Interest expense	3(b)	(43.3)	(64.0)	(152.2)

Profit before income taxes		1,007.8	247.9	1.8
Income tax (expense)/credit	5(a)	319.1	(2.3)	21.2

Net profit attributable to members of WMC Resources Ltd		1,326.9	245.6	23.0

Transfer of revaluation reserve to retained earnings		—	(24.5)	—
Net exchange differences recognized directly in equity		(0.5)	(3.7)	3.1
Net transfers to retained earnings		(2.5)	31.4	—

Total changes in equity other than those resulting from transactions with owners as owners		1,323.9	248.8	26.1

Net earnings per share attributable to members of WMC Resources Ltd (Australian cents per share)
Australian GAAP (basic)	6	114.5	21.7	2.1
Australian GAAP (diluted)	6	114.3	21.7	2.2

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at 31 December 2004 A$m	As at 31 December 2003 A$m
CURRENT ASSETS
Cash assets	9	473.9	100.3
Receivables	10	282.9	450.4
Other financial assets	11	13.8	13.1
Inventories	12	517.6	545.8
Other	13	66.2	68.1

Total current assets		1,354.4	1,177.7

NON-CURRENT ASSETS
Receivables	14	250.3	277.3
Investment in associate	15	43.7	—
Other financial assets	16	4.2	21.3
Inventories	17	80.4	71.2
Exploration and evaluation	18	80.5	68.5
Property, plant and equipment	19	4,461.4	4,520.5
Acquired mineral rights	20	1,331.0	1,354.8
Deferred tax assets	21	532.7	46.0
Other	22	24.5	22.9

Total non-current assets		6,808.7	6,382.5

TOTAL ASSETS		8,163.1	7,560.2

CURRENT LIABILITIES
Payables	23	458.3	432.2
Interest bearing liabilities	24	—	212.0
Current tax liabilities	25	1.7	1.3
Provisions	26	74.5	67.7
Other	27	145.0	184.4

Total current liabilities		679.5	897.6

NON-CURRENT LIABILITIES
Payables	28	231.0	379.2
Interest bearing liabilities	29	905.1	1,141.2
Deferred tax liabilities	30	549.7	382.0
Provisions	31	125.8	121.8
Other	32	562.9	688.7

Total non-current liabilities		2,374.5	2,712.9

TOTAL LIABILITIES		3,054.0	3,610.5

NET ASSETS		5,109.1	3,949.7

EQUITY
Contributed equity	33	3,849.3	3,747.7
Reserves	34	2.0	2.5
Retained profits	34(c)	1,257.8	199.5

TOTAL EQUITY		5,109.1	3,949.7

Contingent liabilities	38
Commitments for expenditure	39

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		3,692.4	2,987.3	2,455.4
Payments to suppliers and employees		(2,361.7)	(2,251.8)	(2,043.4)
Receipts/(payments) on settlement of hedge contracts		42.1	(13.9)	29.2
Receipts on early close out of legacy foreign exchange contracts		—	18.6	—
Receipts on early close out of commodity hedge contracts		—	2.7	—
Interest and other items of a similar nature received		20.3	20.3	29.5
Borrowing costs		(45.4)	(71.1)	(151.3)
Proceeds from interest rate swap close out		—	—	71.2
Income taxes paid		(0.3)	(2.9)	(3.2)
Proceeds from insurance claims (business interruption)		101.5	10.5	35.0
Payments for:
- exploration (grassroots)		(18.0)	(20.7)	(19.7)
- exploration (additional, supporting existing operations)		(8.5)	(3.5)	(3.7)

Net cash provided by operating activities	35(a)	1,422.4	675.5	399.0

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment		(424.8)	(661.9)	(464.9)
Demerger costs paid		—	(45.2)	(21.7)
Proceeds from sale of Central Norseman Gold Corporation Limited		—	—	25.7
Proceeds from dilution of Hi-Fert Pty Ltd		67.5	—	—
Proceeds from sale of non-current assets		40.1	22.6	67.6
Proceeds from insurance claims (material damage)		0.6	12.0	27.3
Payments for gold hedge close out		—	—	(34.4)
Proceeds from short term investments		—	—	2.6
Payments for research and development		(0.4)	(0.1)	(0.4)
Payments for evaluation expenditure		(13.6)	(7.3)	(4.5)
Payments for Cliffs nickel option		(5.3)	—	—
Investment in associate		(10.0)	—	—

Net cash used in investing activities		(345.9)	(679.9)	(402.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Deemed equity contribution	1(a)	—	—	12.4
Proceeds from borrowings		—	1,086.5	2,307.9
Repayments of borrowings		(425.7)	(1,032.6)	(2,754.3)
Proceeds from issues of shares		47.8	54.8	600.0
Payment on close-out of interest rate hedge		—	(38.5)	—
Payment on settlement of legacy gold asset related hedge contracts	35(b)	(116.8)	(33.0)	(40.6)
Global bond issues costs paid		—	(9.9)	—
Redemption costs on Yankee Bonds		—	—	(150.2)
Dividends paid	8(a)	(206.4)	—	—

Net cash provided by/(used in) financing activities		(701.1)	27.3	(24.8)

Net increase/ (decrease) in cash held		375.4	22.9	(28.5)
Cash at the beginning of the financial year		100.3	90.5	123.9
Effects of exchange rate changes on opening foreign currency cash balances		(1.8)	(13.1)	(4.9)

Cash at the end of the financial year	9	473.9	100.3	90.5

The accompanying notes form part of these consolidated financial statements.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended 31 December 2004	Share capital A$m	Asset revaluation reserve A$m	Foreign currency translation reserve A$m	Retained profits A$m	Total equity A$m
Balance at the beginning of the financial year	3,747.7	—	2.5	199.5	3,949.7
Net income	—	—	—	1,326.9	1,326.9
Shares issued on conversion of options	41.9	—	—	—	41.9
Shares issued from dividend reinvestment plan	59.7	—	—	—	59.7
Dividends paid	—	—	—	(266.1)	(266.1)
Foreign currency adjustments	—	—	(3.0)	—	(3.0)
Reserve transfers	—	—	2.5	(2.5)	—

Balance at the end of the financial year	3,849.3	—	2.0	1,257.8	5,109.1

Year ended 31 December 2003	Share capital A$m	Asset revaluation reserve A$m	Foreign currency translation reserve A$m	Retained profits A$m	Total equity A$m
Balance at the beginning of the financial year	3,653.4	24.5	6.2	(77.5)	3,606.6
Net income	—	—	—	245.6	245.6
Shares issued on conversion of options	60.6	—	—	—	60.6
Shares issued for final contractual payment for the acquisition of Corridor Sands	33.7	—	—	—	33.7
Foreign currency adjustments	—	—	3.2	—	3.2
Reserve transfers	—	(24.5)	(6.9)	31.4	—

Balance at the end of the financial year	3,747.7	—	2.5	199.5	3,949.7

Year ended 31 December 2002	Share capital A$m	Asset revaluation reserve A$m	Foreign currency translation reserve A$m	Retained profits A$m	Carve-out equity A$m	Total equity A$m
Balance at the beginning of the financial year					3,220.3	3,220.3
Net income to 30 November 2002					(32.1)	(32.1)
Foreign currency adjustments					(3.1)	(3.1)
Deemed equity contribution					12.4	12.4

Balance at 30 November 2002					3,197.5	3,197.5

Net adjustments resulting from demerger related transactions	3,653.4	24.5	—	(132.6)	(3,197.5)	347.8
Net income 1 December to 31 December 2002	—	—	—	55.1	—	55.1
Foreign currency adjustments	—	—	6.2	—	—	6.2

Balance at the end of the financial year	3,653.4	24.5	6.2	(77.5)	—	3,606.6

The accompanying notes form part of these consolidated financial statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	BACKGROUND AND BASIS OF ACCOUNTING

Background

WMC Resources Ltd and its controlled entities (“WMC Resources”) are principally engaged in the discovery, development, production, processing, and marketing of minerals and metals. WMC Resources produces nickel, copper, phosphate fertilizers, uranium oxide, gold and other minor by-products.

On 11 December 2002, WMC Limited, the former parent entity of WMC Resources, consummated the separation of WMC Limited’s interest in Alcoa’s World Alumina and Chemicals business (AWAC), from its other mineral businesses which now comprise WMC Resources (the “demerger”).

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

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of Australian GAAP. A reconciliation of the major differences between these principles and those generally accepted in the United States of America (US GAAP) is included as Notes 47 and 48.

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

Basis of Accounting – 2003 & 2004 Fiscal Years

The financial statements for the years ended 31 December 2004 and 31 December 2003 reflect the financial performance of the operations of the WMC Resources Ltd group for the respective full years as, on a statutory basis, WMC Resources Ltd controlled the copper-uranium, fertilizer and finance activities for the full 2004 and 2003 fiscal years.

Basis of Accounting - 2002 Fiscal Year

The demerger was given accounting effect on 30 November, 2002. Accordingly, the financial position, results of operations and cash flows of the demerged WMC Resources Ltd at and for the one month ended 31 December, 2002 represent the consolidated operations of WMC Resources Ltd and its subsidiaries. The transfers of the businesses to WMC Resources Ltd (via the internal transactions referred to in the background paragraph above) were effected at fair value in accordance with Australian GAAP with effect on 30 November, 2002. The resulting adjustment directly impacts shareholders’ equity reflecting the internal nature of the transaction.

For the first eleven months of fiscal year 2002, the financial statements have been prepared on a carve-out basis and include the financial position, results of operations and cash flows of WMC Resources Ltd’s incumbent nickel business and of the copper-uranium and fertilizer businesses that were transferred to WMC Resources Ltd from WMC Limited in the demerger. These financial statements have been principally prepared from historical accounting records of the WMC Limited Group and present substantially all of the operations of the businesses as if WMC Resources Ltd had been a separate economic entity inclusive of all of these businesses for all periods presented of 2002.

Changes to equity in the period presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with WMC Limited. Deemed equity contributions/distributions represent the dividends received from AWAC, dividends paid and other capital transactions of WMC Limited, net of cash retained by WMC Limited.

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

WMC Resources Ltd participated in WMC Limited’s centralized risk management function. As part of this activity, derivative financial instruments were utilized to manage risks generally associated with commodity, currency and interest rate market volatility. WMC Limited did not hold or issue derivative financial instruments for trading purposes. The balance sheet of WMC Resources Ltd reflects the associated asset and liability positions resulting from this activity because WMC Resources Ltd assumed WMC Limited’s derivative financial instruments through its acquisition of WMC Finance Limited. The derivative financial instruments referred to were used exclusively to manage WMC Resources Ltd’s risks in the period presented. The statement of operations and statement of cash flows reflect the related gains and losses arising from these instruments.

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

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Accordingly, the investment in Hi-Fert Pty Ltd is equity accounted from 1 December 2004. Prior to this Hi-Fert Pty Ltd was a controlled entity and was accounted for as part of the consolidated group.

Interests in companies which the group does not control or exercise significant influence over are included in the accounts as investments, initially recorded at cost. Dividends are taken into profits of the investing entity when received.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	INCOME TAX

The liability method of tax effect accounting is used, whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. The income tax effect of significant permanent differences on the tax expense for the year is set out in Note 5. Income tax on cumulative timing differences is set aside to the deferred income tax liability or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond any reasonable doubt.

During 2004, WMC Resources Ltd (as head entity) and its wholly owned Australian controlled entities formed a tax consolidated group effective 1 January 2004. The Australian Taxation Office have been informed of the adoption of the tax consolidation system. On this basis WMC Resources Ltd has adopted UIG 52 (Income Tax Accounting under the Tax Consolidation System). Refer to Note 5 for further disclosure.

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

Controlled foreign entities

Where a foreign controlled entity is self-sustaining its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at actual or an average of rates ruling during the reporting period. Exchange differences arising on translation are taken to the foreign currency translation reserve. Upon disposal of a self-sustaining foreign operation the balance of the foreign currency translation reserve relating to the operation is transferred to retained profits.

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

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

(g)	REVENUE RECOGNITION

Sales revenue is measured at the fair value of the consideration received, and is recognized when each of the following conditions are met:

(i)	Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)	Title in the product has transferred to the buyer, which in most cases occurs when the product passes the ship’s rail, at the port of loading.

(iii)	The seller’s price to the buyer is fixed or determinable. In the case of certain products sold by the company, including nickel-concentrate, nickel-matte and a portion of copper cathode, revenue is recognized on a provisional basis at the time of title transfer, based on prevailing market prices and contained payable metal, and is subject to final adjustment at the end of periods ranging from 30 to 90 days in most cases, for movements in market prices to the end of those periods. Revenue initially recognized is equal to the contained quantity of payable metal, measured at the forward price. At each subsequent period end date prior to final settlement, revenue is remeasured based on the prevailing forward price. Revenue is considered determinable at the recognition point, due to the existence of an actively traded and widely quoted market on the London Metal Exchange for the relevant metals. Market prices are the only aspect of recognized revenue subject to material change at the time of recognition. Final sales prices are determined based on payable contained metal and the market price at the relevant quotation point stipulated in each contract that is generally on or around the end of the settlement period.

(iv)	Collectability is reasonably assured.

(h)	RECEIVABLES

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Recoverable amounts of non-current assets are assessed based on undiscounted future net cashflows expected to be generated from the assets. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The values of assets are reviewed on an ongoing basis and, where the carrying amount exceeds recoverable amount, the carrying amounts of non-current assets are written down to the lower of their recoverable amount or market value. The decrement in the carrying amount is recognized as an expense in the statement of financial performance in the reporting period in which the write-down occurs.

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

These costs are amortized on a units-of-production basis, in accordance with the amortization policy set out for mine development at (ii) above. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2023 for Mt Keith and was fully extinguished in 2004 for the Harmony mine at Leinster.

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

(o)	CAPITALIZATION OF BORROWING COSTS

For qualifying assets under construction, which are normally major projects and where development or construction necessarily requires a substantial period of time, borrowing costs directly attributable to the funds invested in the project are included as a capital cost during the period until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. To the extent that additional funds have been borrowed for the purpose of, and are associated with, the project, the interest rate used is that applicable to those funds. The interest rate for any funds utilized in excess of specific borrowings is the weighted average rate for all other borrowings. Capitalized borrowing costs are amortized (from the commencement of commercial production) over a period not exceeding the economic life of the projects, subject to a maximum of thirty years.

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

Assets that are depreciated or amortized on a basis other than life of the related area of interest typically have the following expected useful lives:

Plant and machinery		5-30 years	*

Motor vehicles and heavy mobile equipment	- underground	4 years
	- surface	5 years

Office furniture		8 years

Computers and other office equipment		5 years

*	Dependent on the expected useful life of the item of plant and equipment and/or the life of the related operation.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT (continued)

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

(ii)	Capitalization of internal use software

The group capitalizes the cost of external consultants and the business software acquired or developed for internal use (purchase of third party software e.g. SAP) where the project success is regarded as probable. The costs are amortized over the estimated useful life of the software. Capitalized software is assessed for impairment in accordance with the accounting policy Note 1(j) recoverable amount of non-current assets.

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	EMPLOYEE ENTITLEMENTS (continued)

(ii)	Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues to them at the rate of 1.3 weeks leave per year of service.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognized in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii)	Superannuation

The group does not account for excesses or shortfalls of the superannuation fund or plan assets over accrued membership benefits. Contributions to these funds made by the consolidated entity are recognized as operating costs. Further details are provided in Note 40.

(iv)	Share plans

The company has employee share plans for senior management and all staff. The plans provide rewards based on company and individual performance. All rewards through the plans are currently satisfied by on-market purchase of WMC Resources Ltd shares. Access to shares is subject to certain restrictions. Details in respect of the share plans are set out in Note 33(b). The estimated cost of purchasing the shares to meet the 2004 plan entitlements has been accrued against 2004 profit.

(vi)	Employee Benefit on-costs

Employee benefit on-costs, including payroll tax, are recognized and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognized as liabilities.

(v)	REHABILITATION EXPENDITURE

Where practicable, rehabilitation is performed progressively and charged to costs as a part of normal operating activity. In addition, an assessment is made at each operation, of the undiscounted cost at balance date of any future rehabilitation work that will be incurred as a result of currently existing circumstances, and a provision is accumulated for this expenditure. This provision is charged on a proportionate basis to production over the life of the operation or activity concerned, or where the applicable life concerned exceeds 30 years, on a proportionate basis to production on a 30 year basis. The estimated cost of rehabilitation is re-assessed on a regular basis. Rehabilitation costs include reclamation costs, dismantling and removal costs, removal of foundations and roads, the clean up of polluted materials, revegetation of areas affected by operations, and monitoring of sites. Any changes in estimates are dealt with on a prospective basis. The time when it will be appropriate to commence significant rehabilitation work varies at different operations, from the next financial year to dates well in excess of 20 years time. Over that time there is a strong possibility that the obligations for, and methods and costs of performing the rehabilitation work might alter. The estimates therefore are subject to change. Further details are provided in Note 38(a)(iii).

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	PROVISIONS (continued)

(ii)	Workers compensation

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

(iii)	Unaudited proforma earnings per share for 2002

To consummate the demerger, WMC Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources after the internal transfers were completed. The entitlement of WMC Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to WMC Limited’s shareholders of shares in WMC Resources on a pro rata basis such that existing WMC Limited shareholders received one share in WMC Resources for every WMC Limited share owned. Therefore, the unaudited pro forma basic net earnings per share for the year ended 31 December 2002, has been computed by dividing net earnings for the period then ended by the weighted average number of WMC Limited shares outstanding for the year then ended. The unaudited pro forma diluted earnings per share for the year ended 31 December 2002, takes into effect the potential ordinary shares from the conversion of partly paid shares and options as disclosed in Note 6.

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

An operation is treated as a discontinued operation if the operation is a component of the group whose activities represent a separate major line of the business and the measurement date of a disposal is prior to the end of the reporting period. The measurement date of a disposal is the date on which the management having authority to approve the action commits itself to a formal plan to dispose of a segment of the business, whether by sale or abandonment. During the financial years included in this financial report the following operations were disposed of:

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(cc)	DISCONTINUED OPERATIONS (continued)

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

During 2003, the operating subsidiary that held the remaining gold assets merged with a Canadian mining junior, resulting in the recognition of a net profit of A$10.3 million. These remaining assets had a carrying value of A$14.2 million at 31 December 2002 and the result for period up until the merger was a loss of A$3.8 million (2002: A$4.2 million loss).

The operation sold in 2002 had a carrying value of A$17.9 million at 31 December 2001. Its result for the year ended 31 December 2002 was a loss of A$1.5 million.

The company’s right to a royalty from the 2001 sale of operations, was sold in June 2002 for a profit of A$15.4 million. There were no remaining assets and liabilities relating to discontinued operations of the gold business unit at 31 December, 2003.

The remaining assets and liabilities relating to discontinued operations of the gold business unit for 2002 and 2001 are listed below. Upon the completion of the sale of the remaining assets during 2003, WMC Resources has fully exited the gold mining business. There were no discontinued operations in 2004.

	2002 A$m	2001 A$m
Current Assets	0.2	99.1
Non-Current Assets	14.5	25.8

Total Assets	14.7	124.9

Current Liabilities	1.1	48.3
Non-Current Liabilities	—	10.0

Total Liabilities	1.1	58.3

Net Assets	13.6	66.6

2.	REVENUES

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Sales revenue from core operating activities:
Sale of goods from continuing operations		3,828.4	3,001.3	2,487.2
Sale of goods from discontinued operations		—	—	(1.4)

Net sales revenue		3,828.4	3,001.3	2,485.8

Other income:
Interest received/receivable	3(b)	20.4	17.6	27.6
Profit on disposal of non-current assets-continuing operations		6.5	2.3	—
Insurance proceeds received / receivable		—	—	5.3
Other income		38.1	0.6	0.5

Total other income from continuing operations		65.0	20.5	33.4
Other income from discontinued operations		—	—	—
Profit on sale of non-current assets - discontinued operations		—	10.3	40.5

Total other income		65.0	30.8	73.9

SUBTOTAL NET REVENUES		3,893.4	3,032.1	2,559.7

Proceeds from sale of non-current assets		45.1	37.2	101.0
Proceeds received from early termination of interest rate swaps	4	—	—	75.9
Insurance proceeds shown as significant item	4	71.8	3.6	120.0
Less profit on disposal of non-current assets		(6.5)	(12.6)	(40.5)

OPERATING REVENUE - AUSTRALIAN GAAP		4,003.8	3,060.3	2,816.1

(i) Net sales revenue includes:
Currency hedging gains/(losses)		133.6	70.2	(108.2)
Commodity hedging gains/(losses)		13.2	1.9	(5.1)

		146.8	72.1	(113.3)

3.	OPERATING PROFIT

Profit from ordinary activities before income tax includes the following specific expenses:

This note does not include all costs.

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Amortization and depreciation	3(a)	464.8	508.3	511.7
Borrowing costs	3(b)	43.3	64.0	152.2
Bad debts written off/provided for		2.1	1.6	0.1
Write down/(reversal) of inventories to net realizable value		(1.9)	(3.0)	3.3
Stock written off		31.9	19.5	33.6
Exploration expenditure written off:
- grassroots		18.0	20.7	19.7
- supporting existing operations		8.5	3.5	3.7
- evaluation		0.8	3.8	13.8
Government royalties on sales or production		80.4	56.3	53.1
Provision for:
- employee entitlements		29.7	24.8	16.5
- rehabilitation		14.4	15.8	15.5
- rehabilitation (non-production)		0.4	—	4.0
- diminution in value of investments		0.6	2.0	(0.6)
- obsolescence of stores		6.9	5.8	6.1
Research and development written off		0.4	0.5	0.6
Foreign exchange loss		—	2.5	14.9
Share plan costs		15.9	13.5	5.8
Idle capacity costs		29.0	109.1	99.6
Operating lease rentals		25.5	24.6	9.8
Prepaid mining costs written off		13.6	—	—
Other		9.2	0.5	1.7

(a) Amortization and depreciation

Amortization:
- government facilities		1.5	1.3	1.6
- mine properties and mine development		128.1	184.8	138.9
- acquired mineral rights		25.4	25.4	2.2
- goodwill/intangibles		0.7	5.7	14.8
- research and development		0.2	0.1	0.5
Depreciation:
- plant and equipment		288.4	269.9	327.9
- land and buildings		20.5	21.1	25.8

Total amortization and depreciation charged to profit		464.8	508.3	511.7

(b) Borrowing costs

Interest and finance charges paid/payable		45.8	73.1	155.7
Capitalized to qualifying assets		(2.5)	(9.1)	(3.5)

Interest charged to income		43.3	64.0	152.2

Interest received/receivable
- continuing operation	2	(20.4)	(17.6)	(27.6)
- discontinued operations		—	—	—

Interest credited to income		(20.4)	(17.6)	(27.6)

Proceeds received from early termination of interest rate swaps	4	—	—	(75.9)

Net charge to income		22.9	46.4	48.7

4.	SIGNIFICANT ITEMS

Profit from ordinary activities after income tax, includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity due to their size or nature:

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Continuing operations:
Proceeds received from early termination of interest rate swaps	—	—	75.9
Costs associated with the fire at Olympic Dam solvent extraction plant(1)	—	(48.5)	(97.7)
Amount receivable from insurance claims in relation to the fire at the Olympic Dam solvent extraction plant(2)	71.8	—	120.0
Demerger costs - advisors fees and other costs	—	—	(51.2)
Profit on disposal of Long/Victor nickel mines at Kambalda	—	—	12.0
Profit on disposal of Lanfranchi tenements and investment in Comaplex Minerals Corp(5)	29.4	—	—
Corporate restructure costs	(23.9)	(8.4)	—

Total continuing operations	77.3	(56.9)	59.0

Discontinued operations:
Profit on Meliadine transaction	—	10.3	—
Profit on sale of Central Norseman Gold Corporation Limited	—	—	25.1
Profit on sale of right to gold royalty	—	—	15.4

Total discontinued operations	—	10.3	40.5

Total significant items before income tax	77.3	(46.6)	99.5

Income tax (charges)/credits on:
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant(1)	—	14.5	29.3
Tax benefit not previously brought to account(3)	360.2	39.2	—
Tax benefit on corporate restructure costs	7.2	2.6	—
Tax benefit on formation of consolidated group(4)	169.2	—	—
Income tax benefit on demerger costs	—	—	15.4
Income tax expense on disposal of Long/Victor mines	—	—	(2.6)
Income tax expense on insurance proceeds(2)	(21.5)	—	(36.0)
Proceeds received from early termination of Interest Rate Swaps	—	—	(22.8)
Income tax (charge)/credit on above significant items:

- continuing operations	515.1	56.3	(16.7)
- discontinued operations	—	—	—

Significant items after tax	592.4	9.7	82.8

(1)	In October 2001 the copper-uranium business unit suffered a fire at the Olympic Dam facility which caused considerable damage to the copper and uranium solvent extraction circuits in the processing plant. The damaged plant required rebuilding; the carrying value of the impaired assets (A$52.3 million) was written off and a further A$19.5 million was charged in relation to costs associated with lower production of copper and uranium. The entire 2002, 2003 and 2004 charges related to costs associated with lower production. The solvent extraction facilities are now complete and have ramped up to full capacity during the year ended 31 December 2004.

(2)	With respect to the Olympic Dam fire that occurred in 2001, an amount of A$120 million was recognized in relation to the claim in 2002. A further A$82 million was received in cash in 2003. All outstanding claims in relation to the fire and the heat exchanger incident have now been settled, with all insurance proceeds received in 2004. These claims have been closed and no further monies are outstanding. During the year a further amount was recognized as insurance receivable in relation to the Kalgoorlie Nickel Smelter acid plant.

(3)	Strong taxable income in 2003 and continued strong profitability in 2004 increased the certainty of recovery of off balance sheet tax balances, comprised predominantly of Australian tax losses. As a result, the tax benefit of A$319.1 million for the year ended 31 December 2004 includes a tax accounting benefit of A$360.2 million (2003: A$39.2 million) arising from the recognition of Australian revenue tax losses and other timing differences not previously brought to account.

4.	SIGNIFICANT ITEMS (continued)

(4)	On entering the tax consolidation regime the group has chosen to use the transitional provisions to reset the tax values of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. As a consequence, the deferred tax balances have been restated and the benefit, estimated at A$169.2 million, has been recorded for the year ended 31 December 2004.

(5)	The 2004 amount includes the sale of the Lanfranchi tenements and the sale of WMC’s investment in Comaplex Minerals Corporation. On 7 October 2003, WMC merged the operating subsidiary that held WMC’s interest in the Meliadine West gold project with Comaplex Minerals Corporation, a Canadian mining junior.

5.	INCOME TAX

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(a) Pre-tax operating income/(loss)

Income/(loss) from continuing operations		1,007.8	241.4	(34.6)
(Loss)/income from discontinued operations		—	(3.8)	(4.1)
Profit on sale of right to Gold Royalty		—	—	15.4
Profit on disposal of discontinued operations		—	—	25.1
Profit on Meliadine transaction		—	10.3	—
Add: Equity accounted losses	43	0.3	—	—

Pre-tax operating income		1,008.1	247.9	1.8

Prima facie tax expense for the period at the rate of 30%		(302.4)	(74.4)	(0.5)
The following tax effect on these items caused the total charge for income tax to vary from the above:
Adjustment for impact of hedging contracts fair valued at demerger
- legacy currency and commodity hedging		30.9	24.9	3.2
- residual hedging obligations relating to former gold operations		34.8	10.7	—
Fair value adjustment arising from acquisition of entities		—	(3.1)	91.0
Non-deductible depreciation and amortization		(8.0)	(7.6)	(0.9)
Non-taxable capital gains		—	2.7	13.2
Future income tax benefits recognized / (not brought to account) - overseas		(3.6)	(4.3)	2.5
Future income tax benefits recognized / (not brought to account – Australia	4	360.2	39.2	(91.4)
Tax benefit on formation of a tax consolidated group	4	169.2	—	—
Other		0.9	1.1	1.6
Over provision of tax in prior years
- adjustments arising on finalization of tax returns		8.9	8.5	2.5
- adjustment to deferred tax provision raised on demerger		18.0	—	—
- reassessment of historical tax provisions		10.2	—	—

Consequent variation in income tax expense / credit		621.5	72.1	21.7

Income tax (expense)/credit		319.1	(2.3)	21.2

Income tax (expense)/credit comprises:
Continuing operations:
- Normal		(196.0)	(58.6)	36.6
- Significant - gains and losses	4	515.1	56.3	(16.7)

		319.1	(2.3)	19.9

Discontinued operations:
- Normal		—	—	1.3

		—	—	1.3

		319.1	(2.3)	21.2

5.	INCOME TAX (continued)

(b)	Future income tax benefits

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

The utilization rate of losses transferred into the consolidated group is subject to an available fraction as prescribed by the consolidation legislation.

(c)	Tax consolidation regime

The financial report has been prepared on the basis that WMC Resources Ltd implemented the tax consolidation legislation on 1 January 2004. For current year re-measurement adjustment refer to Note 4.

Members of the tax consolidated group have entered into tax sharing and tax funding deeds. Amounts receivable or payable under these deeds are recognized separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the deeds are recognized as a component of income tax expense or revenue. The tax sharing contributions are paid annually.

As a consequence of implementing the tax consolidation legislation WMC Resources Ltd (parent) recognizes all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to the current and deferred tax balances arising from its own transactions, balances and events. Upon initial recognition, the contribution made to or by the entities for the transfer of the deferred tax balances were measured as if the entity was a stand-alone entity.

The tax sharing deed is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly owned entities in the event of a default by WMC Resources Ltd. At balance date the possibility of default is remote.

On the formation of a tax consolidated group the consolidated group is required to keep a single franking account. There will be no overall impact to the group of this change.

6.	EARNINGS PER SHARE

	Australian cents per share
	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
Basic earnings per share calculated on profit after income tax	114.5	21.7	2.1

Diluted earnings per share calculated on profit after income tax	114.3	21.7	2.2

	Number of shares
	2004	2003	2002
(a) Weighted average number of shares used in the calculation of earnings per share
Number for basic earnings per share	1,159,380,102	1,131,790,533	1,115,784,278
Effect of share options on issue	1,520,174	400,959	11,557,539

Number for diluted earnings per share	1,160,900,276	1,132,191,492	1,127,341,817

(B)	Information concerning classification of securities

As disclosed in Note 1(y), as a result of the demerger, existing WMC Limited shareholders received one WMC Resources share for every WMC Limited share owned. The unaudited pro forma disclosures for 2002 are based on the number of shares and options of WMC Limited outstanding for the period concerned.

At balance date there were 6,214,862 (December 2003: 16,207,145, December 2002: 32,501,180) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(C)	Comparative information

The basic earnings per share as presented and diluted earnings per share for 2002 have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027, “Earnings Per Share”.

(D)	Conversion, call, subscription or issue after 31 December 2004

In the period from 31 December 2004 to 30 April 2005 the following movements in share capital and options on issue have taken place:

	Number of options/shares	Exercise Price
Options exercised	3,115,412	Various
Options issued	—	N/A
Options lapsed	—	N/A
Shares issued	3,115,412	N/A

7.	SEGMENT INFORMATION

(a)	Description of business segments

Copper-uranium	Exploration, development, mining, smelting and refining of copper, and extraction of uranium in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizer	Exploration, development and mining of fertilizer product in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert Pty Ltd (a controlled entity to 1 December 2004 and an associate from that date).

7.	SEGMENT INFORMATION (continued)

(b)	Information for the year ended 31 December 2004

(i)	Business segments

	Copper- uranium A$m	Nickel[5] A$m	Fertilizer A$m	Eliminations A$m	Consolidated A$m
Revenue
Sales revenue[1,2]	1,117.8	2,094.2	469.6	—	3,681.6
Inter-segment sales revenue	—	2.5	7.6	(10.1)	—

Total sales revenue from operations	1,117.8	2,096.7	477.2	(10.1)	3,681.6
Hedging	59.7	78.7	8.4	—	146.8

Revenue from operating activities					3,828.4
Proceeds from disposal of non-current assets:
Business segments	0.2	26.5	0.2	(0.1)	26.8
Unallocated					18.3
Insurance revenue	82.0	9.8	—	(20.0)[3]	71.8
Other income	—	0.3	0.2	—	0.5

Segment revenues	1,259.7	2,212.0	486.0

Interest revenue					20.4
Foreign exchange gains (net)					37.6

Continuing operations					4,003.8

Result
Earnings before allocation of hedging result	183.8	787.8	(5.6)	—	966.0
Share of net loss in associate	—	—	(0.3)	—	(0.3)
Unallocated losses[4]					(13.5)

					952.2
Hedging	59.7	78.7	8.4	—	146.8

Segment result	243.5	866.5	2.5

Earnings from operations					1,099.0
Unallocated corporate items:
New business					(31.6)
Regional exploration					(28.7)
Corporate					(21.7)
Corporate - non-recurring (including takeover defence costs)					(23.9)
Finance and other costs					37.6
Net borrowing costs					(22.9)

Profit from ordinary activities before income tax credit – Continuing operations					1,007.8

Income tax credit – Continuing operations					319.1

Net profit after tax					1,326.9

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an arm’s-length basis and are eliminated on consolidation.

[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit.

[3]	A$20.0 million relates to the self-insurance amount paid by WMC’s captive insurance entity.

[4]	Unallocated losses are largely matched by revenues in business segments with minimal net contribution to group earnings. The net amount in 2004 includes the A$20.0 million self-insurance payment.

[5]	Includes sales of US$308.9 million (A$419.4 million) to a significant customer

7.	SEGMENT INFORMATION (continued)

(b)	Information for the year ended 31 December 2004 (continued)

(i)	Business segments (continued)

	Copper- uranium A$m	Nickel A$m	Fertilizer A$m	Consolidated A$m
Depreciation and amortization	224.0	191.6	48.6	464.2
Unallocated depreciation and amortization				0.6

Total depreciation and amortization – Continuing operations				464.8

Other non-cash expenses – Continuing operations	55.9	32.6	6.6	95.1

Assets[1]
Segment assets	4,159.2	2,149.3	618.8	6,927.3
Unallocated corporate assets[2]				1,235.8

Consolidated total assets				8,163.1

Liabilities[1]
Segment liabilities	164.3	546.7	39.8	750.8
Unallocated corporate liabilities[2]				2,303.2

Consolidated total liabilities				3,054.0

Acquisitions of non-current assets
Acquisitions of non-current assets[3]	98.5	298.3	17.5	414.3
Other acquisitions/investments	—	5.3	10.0	15.3
Unallocated corporate acquisitions[4]				25.9

Total acquisitions of non-current assets				455.5

Investment in associate			43.7	43.7

[1]	Assets and liabilities relating to power sales made by Nickel to third parties in Western Australia are now reported as part of the Nickel business unit.

[2]	Includes impact of formation of tax consolidation group.

[3]	Comprises acquisitions of property, plant and equipment, mine properties and development and acquired mineral rights.

[4]	Includes capitalized interest of A$2.5 million.

(ii)	Geographical segments

Revenues from external customers of A$3,828.4 million are attributed to Australia. Total sales represent sales to the following countries / regions: Australia 18%, Europe 28%, Japan 14%, Taiwan 3%, North America 8% and Other 29%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred on assets located primarily in Australia

7.	SEGMENT INFORMATION (continued)

(c)	Information for the year ended 31 December 2003

(i)	Business segments

	Copper- uranium A$m	Nickel[4] A$m	Fertilizer A$m	Elimination A$m	Consolidated A$m
Revenue
Sales revenue[1,2]	696.3	1,818.1	414.8	—	2,929.2
Inter-segment sales revenue	—	—	7.6	(7.6)	—

Total sales revenue from operations	696.3	1,818.1	422.4	(7.6)	2,929.2
Hedging	22.7	43.7	5.7	—	72.1

Revenue from operating activities					3,001.3
Proceeds from disposal of non-current assets:
Business segments	0.4	6.5	0.2	—	7.1
Unallocated					6.3
Insurance revenue	—	3.6	—	—	3.6
Other income	—	0.4	0.2	—	0.6

Segment revenues	719.4	1,872.3	428.5

Interest revenue					17.6

Continuing operations					3,036.5
Discontinuing operations – Gold					23.8

					3,060.3

Result
Earnings before allocation of hedging result	(120.2)	430.2	(31.3)	—	278.7
Unallocated losses[3]					11.3

					290.0
Hedging	22.7	43.7	5.7	—	72.1

Segment result	(97.5)	473.9	(25.6)

Earnings from operations					362.1
Unallocated corporate items::
New business					(19.5)
Regional exploration					(23.4)
Corporate					(20.6)
Corporate non-recurring					(8.4)
Finance and other costs					(2.5)
Net borrowing costs					(46.3)

Profit from ordinary activities before income tax expense – Continuing operations					241.4
Profit from ordinary activities before income tax expense – Discontinuing operations - Gold					6.5

					247.9
Income tax expense – Continuing operations					(2.3)

Net profit after tax					245.6

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an arm’s-length basis and are eliminated on consolidation.

[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit. Sales revenue and profit for Nickel have been restated for 2003 accordingly.

[3]	Unallocated profit is largely matched by costs in business segments with minimal net contribution to group earnings.

[4]	Includes sales of US$229.7 million (A$352.5 million) to a significant customer.

7.	SEGMENT INFORMATION (continued)

(c)	Information for the year ended 31 December 2003 (continued)

(i)	Business segments (continued)

	Copper- uranium A$m	Nickel A$m	Fertilizer A$m	Consolidated A$m
Depreciation and amortization	218.0	242.7	43.1	503.8
Unallocated depreciation and amortization				4.5

Total depreciation and amortization – Continuing operations				508.3

Other non-cash expenses – Continuing operations	15.6	36.0	1.4	53.0

Assets[1]
Segment assets	4,313.0	1,835.4	753.5	6,901.9
Unallocated corporate assets				658.3

Consolidated total assets				7,560.2

Liabilities[1]
Segment liabilities	443.8	345.1	85.6	874.5
Unallocated corporate liabilities				2,736.0

Consolidated total liabilities				3,610.5

Acquisitions of non-current assets[2]
Acquisitions of non-current assets	396.7	219.0	40.5	656.2
Unallocated corporate acquisitions[3]				55.8

Total acquisitions of non-current assets				712.0

[1]	Assets and liabilities relating to power sales made by Nickel to third parties in Western Australia are now reported as part of the Nickel business unit. The amounts above have been restated accordingly.

[2]	Comprises acquisitions of property, plant and equipment, exploration and evaluation expenditure, mine properties and development and acquired mineral rights.

[3]	Includes final contractual payment for acquisition of Corridor Sands, satisfied by the issue of 6,715,123 shares in WMC Resources Ltd (A$33.7 million), and capitalized interest (A$9.1 million).

(ii)	Geographical segments

Revenues from external customers of A$3,001.3 million are attributed to Australia. Total sales represent sales to the following countries / regions: Australia 17%, Europe 33%, Japan 14%, Taiwan 2%, North America 13% and Other 21%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred on assets located primarily in Australia

7.	SEGMENT INFORMATION (continued)

(d)	Information for the year ended 31 December 2002

(i)	Business segments

	Copper- uranium A$m	Nickel[4] A$m	Fertilizer A$m	Elimination A$m	Consolidated A$m
Revenue
Sales revenue[1,2]	765.0	1,400.9	432.9	—	2,598.8
Inter-segment sales revenue	—	0.1	—	(0.1)	—

Total sales revenue from operations	765.0	1,401.0	432.9	(0.1)	2,598.8
Unallocated sales revenue					0.4

Revenue before hedging					2,599.2
Hedging	(41.7)	(58.0)	(12.3)	—	(112.0)

Revenue from operating activities – Continuing					2,487.2
Revenue from operating activities – Discontinuing operations - Gold	—	—	—	—	(1.4)

					2,485.8
Proceeds from disposal of non-current assets:
Business segments	0.6	17.6	0.4	—	18.6
Unallocated					4.0
Insurance proceeds received/receivable	120.4	4.9	—	—	125.3
Other income	—	—	0.3	—	0.3

Segment revenues	844.3	1,365.5	421.3

Other unallocated revenues – Continuing operations					75.9
Other unallocated revenues – Discontinuing operations - Gold					78.6
Interest revenue – Continuing operations					27.6

Total Revenues					2,816.1

Result
Earnings before allocation of hedging result	95.5	279.5	(45.1)	—	329.9
Unallocated profits[3]					11.4
Hedging	(41.7)	(58.0)	(12.3)	—	(112.0)

Segment result	53.8	221.5	(57.4)

Earnings from operations					229.3
Unallocated corporate expenses:
New business					(36.5)
Regional exploration					(21.5)
Corporate (including demerger costs)					(132.0)
Finance and other costs					(25.2)
Net borrowing costs					(48.7)

Loss before income tax credit – Continuing operations					(34.6)
Profit before income tax credit – Discontinuing operations – Gold					36.6
Loss before income tax credit – Discontinuing operations – Talc					(0.2)

					1.8
Income tax credit – Continuing operations					19.9
Income tax credit – Discontinuing operations - Gold					1.3

Net profit after tax					23.0

[1]	Sales revenue includes intermediate product sales. Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an arm’s-length basis and are eliminated on consolidation.

[2]	Revenue and costs relating to power sales made by Nickel to third parties in Western Australia are now reported as part of Nickel’s revenues and costs, with minimal net contribution to Nickel’s profit. Sales revenue and profit for Nickel have been restated for 2002 accordingly.

[3]	Unallocated profit is largely matched by costs in business segments with minimal net contribution to group earnings.

[4]	Includes sales of US$113.3 million (A$208.0 million) to a significant customer

7.	SEGMENT INFORMATION (continued)

(d)	Information for the year ended 31 December 2002 (continued)

(i)	Business segments (continued)

	Copper- uranium A$m	Nickel A$m	Fertilizer A$m	Consolidated A$m
Depreciation and amortization	234.2	209.6	60.4	504.2
Unallocated depreciation and amortization				6.8

Continuing operations				511.0
Discontinuing operations—Gold				0.7
Discontinuing operations—Talc				—

				511.7

Other non-cash expenses
Continuing operations	12.8	46.5	10.1	69.4
Discontinuing operations—Gold				0.1
Discontinuing operations—Talc				0.1

Assets
Segment assets	4,146.2	1,696.0	720.6	6,562.8
Unallocated corporate assets[1]				785.3

Consolidated total assets				7,348.1

Liabilities
Segment liabilities	450.0	286.0	75.9	811.9
Unallocated corporate liabilities[2]				2,929.6

Consolidated total liabilities				3,741.5

Acquisitions of non-current assets
Acquisitions of non-current assets	216.0	191.0	50.2	457.2
Unallocated corporate acquisitions				12.2

				469.4

[1]	Includes deferred losses on hedging contracts of A$25.9 million. Refer Note 27.

[2]	Includes deferred gains on hedging contracts of A$7.2 million. Refer Note 27.

(ii)	Geographical segments

Revenues from external customers of A$2,485.8 are attributed to Australia. Total sales represent sales to the following countries / regions: Australia 21%, Europe 30%, Japan 12%, Taiwan 4%, North America 10% and Other 23%.

WMC Resources Ltd’s assets are primarily located within Australia. Capital expenditure and depreciation is also incurred on assets primarily located in Australia.

7.	SEGMENT INFORMATION (continued)

(e)	Basis of preparation of segment information

(i)	Income and total assets for each segment have been calculated after taking account of combination and inter-segment eliminations, as appropriate.

(ii)	“New business” includes identification, evaluation and implementation of new opportunities. “Corporate” includes other activities not separately identifiable, including unallocated corporate overheads.

(iii)	WMC Resources Ltd allocates its expenditure on the search for and evaluation of new or additional mineral reserves over three headings - additional exploration, regional exploration and project exploration. Additional exploration is expenditure which, if successful, will define new reserves at existing operations. These reserves will usually require new facilities for extraction, although they will probably utilize existing management and infrastructure. Exploration charges for additional exploration expenditure are allocated to the appropriate business segment although such exploration is not necessarily directly related to segment production. Regional, project and evaluation exploration which cover expenditures in new areas up to the point where a decision is made either to develop to the production stage or to abandon exploration in the area, are the responsibility of other management and are disclosed in those segments. Expenditure which extends reserves at existing operations, which would probably be extracted with existing facilities, continues to be included with mine development expenditure.

(iv)	The segment presentation above may differ from the disclosures in the individual financial statements of the subsidiaries which own the operations, due to certain adjustments that arise on consolidation, including, but not limited to, fair value adjustments on acquisition, financing of certain projects and the impact of intra-group transactions.

8.	DIVIDENDS

	2004 A$m	2003 A$m
(a) Dividends paid during the year ended 31 December 2004:
Final dividend 2003
- Paid in cash	44.6	—
- Satisfied through the issue of shares	24.5	—

	69.1	—

Interim dividend 2004
- Paid in cash	161.8	—
- Satisfied through the issue of shares	35.2	—

	197.0	—

	266.1	—

On 11 February 2004, the directors declared an unfranked final dividend of 6 cents per share, in respect of the 2003 financial year.

An unfranked interim dividend of 17 cents per share, in respect of the 2004 financial year, was paid on 22 September 2004.

Since year end the directors have declared an unfranked final dividend of 20 cents per share (2003: 6 cents) which was paid on 11 March 2005 to registered shareholders as of 1 March 2005 (2003: 15 April 2004). The aggregate amount of the dividend paid on 11 March 2005 out of retained profits at 31 December 2004, but not recognised as a liability at year end, was A$234.4 million.

(b)	Dividend reinvestment plans

WMC Resources offers shareholders resident in Australia and New Zealand the opportunity to reinvest part or all of their dividends in additional WMC shares through our Dividend Reinvestment Plan (DRP). The terms and conditions for the DRP may be found on WMC’s website at www.wmc.com/investor/sharediv.htm.

During the year 12,080,004 shares with a value of A$59.7 million were issued under the dividend reinvestment plan.

The directors have advised that the dividend reinvestment plan has been suspended for the duration of any bid for the company.

9. CURRENT ASSETS - CASH ASSETS

	2004 A$m	2003 A$m
Cash at bank and on hand	102.7	62.7
Short term deposits (maturity of three months or less)	371.2	37.6

	473.9	100.3

Short term deposits

The short term deposits as at December 2004 are bearing an average weighted interest rate of 5.43% (2003: 5.41%)

Restrictions on cash

Cash totaling A$20.8 million (2003: A$23.9 million) has restrictions on use as follows:

• A$5.9 million (2003: A$5.3 million) of cash deposits are unable to be transferred to Australia due to overseas government restrictions.

• A$14.9 million (2003: A$18.6 million) of cash reserves are retained to satisfy regulatory requirements.

10. CURRENT ASSETS - RECEIVABLES

Trade debtors	201.1	258.6
Provision for doubtful debts	—	(5.6)

	201.1	253.0

Other debtors	71.4	112.2
Provision for doubtful debts	(0.4)	(1.7)

	71.0	110.5

Debtors relating to hedging contracts	10.8	86.9

	282.9	450.4

11. CURRENT ASSETS - OTHER FINANCIAL ASSETS

Short term deposits (all A$ denominated, with maturities of over three and up to 12 months)	13.8	13.1

The above deposits earn interest at floating rates averaging 5.6% (2003: 5.4%).

12.	CURRENT ASSETS - INVENTORIES

	Notes	2004	2003
		A$m	A$m
Stores at cost		90.0	79.6

		90.0	79.6

Trading stocks at cost		185.3	165.8
Trading stocks at net realizable value		2.9	4.5
Work in progress at cost		239.4	295.9

		427.6	466.2

		517.6	545.8

Aggregate carrying amount of inventories:
Current inventories - as above		517.6	545.8
Non-current inventories	17	80.4	71.2

		598.0	617.0

13. CURRENT ASSETS - OTHER

Prepayments		65.4	64.3
Other		0.8	3.8

		66.2	68.1

14. NON-CURRENT ASSETS - RECEIVABLES

Loans and debtors		5.0	0.4
Debtors relating to hedging contracts		245.3	276.9

		250.3	277.3

15. NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATE

Investment in associate – Hi-Fert Pty Ltd	43	43.7	—

		43.7	—

16. NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

Other investments	16(a)	4.2	21.3

		4.2	21.3

(a) Other investments

Cost		5.3	21.8
Provision for diminution in value of investments		(1.1)	(0.5)

		4.2	21.3

17.	NON-CURRENT ASSETS - INVENTORIES

	Notes	2004 A$m	2003 A$m
Stores		56.0	51.9
Provision for obsolescence		(25.8)	(22.0)

		30.2	29.9

Work-in-progress at cost		33.6	21.8
Work-in-progress at net realizable value		16.6	19.5

		50.2	41.3

		80.4	71.2

18. NON-CURRENT ASSETS - EXPLORATION AND EVALUATION

Carrying amount at beginning of year		68.5	152.7
Corridor Sands[1]
-Evaluation expenditure capitalized		7.0	7.3
-Transferred to acquired mineral rights	20	—	(77.2)
Payment for Cliffs deposit		5.3	—
Disposal of entities		—	(13.6)
Expenditure written off in the current period		(0.3)	—
Foreign currency exchange differences		—	(0.7)

Carrying amount at end of year		80.5	68.5

[1]	During 2003, upon finalization of the acquisition of Corridor Sands, the excess of purchase consideration over the fair value of other identifiable net assets acquired has been transferred from exploration and evaluation to acquired mineral rights (refer Note 20).

19.	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes	2004 A$m	2003 A$m
Government facilities	19(a)	35.8	31.1
Mine properties and mine development	19(b)	838.8	787.5
Property, land and buildings	19(c)	285.9	320.3
Plant and equipment	19(d)	3,300.9	3,381.6

		4,461.4	4,520.5

(a) Government facilities

Cost		70.1	57.5
Provision for amortization		(34.3)	(26.4)

		35.8	31.1

(b) Mine properties and mine development

Areas in which production has commenced
Cost		2,082.5	1,965.6
Provision for amortization		(1,244.8)	(1,179.9)

		837.7	785.7

Areas in which production has not yet commenced
Cost		15.0	15.6
Provision for amortization		(13.9)	(13.8)

		1.1	1.8

		838.8	787.5

(c) Property, land and buildings

Cost (including some property on mining leases)		528.6	554.0
Provision for depreciation		(242.7)	(233.7)

		285.9	320.3

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

(d) Plant and equipment

Cost		5,531.3	5,245.9
Provision for depreciation		(2,410.5)	(2,150.0)

		3,120.8	3,095.9
Assets under construction - cost		180.1	285.7

		3,300.9	3,381.6

19.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT (continued)

(e)	Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	A$m
	Government facilities	Mine properties and mine development	Property, land and buildings	Plant and equipment	Total
Carrying amount at 1 January 2004	31.1	787.5	320.3	3,381.6	4,520.5
Additions	—	177.5	3.4	249.8	430.7
Capitalized borrowing costs	—	—	—	2.5	2.5
Disposals/write-offs	—	(0.7)	(0.2)	(23.6)	(24.5)
Depreciation/amortization expense	(1.5)	(128.1)	(20.5)	(288.4)	(438.5)
Hi-Fert Pty Ltd assets no longer consolidated	—	—	(16.6)	(7.7)	(24.3)
Transfers	6.2	0.6	(0.5)	(11.3)	(5.0)
Capitalized depreciation	—	2.0	—	(2.0)	—

Carrying amount at 31 December 2004	35.8	838.8	285.9	3,300.9	4,461.4

20. NON-CURRENT ASSETS - ACQUIRED MINERAL RIGHTS

			Notes	2004 A$m	2003 A$m
Cost				1,384.0	1,382.4
Provision for amortization				(53.0)	(27.6)

			20(a)	1,331.0	1,354.8

(a) Reconciliation

Details of the movement in carrying amounts of acquired mineral rights are set out below.
Carrying amount at beginning of year				1,354.8	1,269.3
Amortization expense - Olympic Dam				(25.4)	(25.4)
Transfer from exploration and evaluation				—	77.2
Final payment for acquisition of Corridor Sands[1]				—	33.7
Adjustment arising from amendment to Corridor Sands acquisition balance sheet				1.6	—

Carrying amount at end of year				1,331.0	1,354.8

Represented by:
- Olympic Dam				1,218.5	1,243.9
- Corridor Sands				112.5	110.9

Total				1,331.0	1,354.8

[1]	During December 2003, WMC Resources made the final contractual payment for the acquisition of Corridor Sands. The final payment was made by the issue of 6,715,123 WMC Resources Ltd shares. This amount has been treated as acquired mineral rights in accordance with WMC’s accounting policy (Note 1(r)).

21.	NON-CURRENT ASSETS - DEFERRED TAX ASSETS

		2004 A$m	2003 A$m
Future income tax benefit		532.7	46.0
The future income tax benefit comprises:
- Timing differences		288.8	(7.4)
- Tax losses		243.9	53.4

		532.7	46.0

22. NON-CURRENT ASSETS - OTHER

Research and development	22(a)	0.5	0.6
Capitalized systems upgrade	22(b)	—	0.7
Deferred borrowing costs and premiums	22(c)	7.3	11.2
Prepayments		15.5	8.4
Other		1.2	2.0

		24.5	22.9

(a) Research and development

(i) Cost brought forward		7.4	7.0
Expenditure		0.3	0.1
Write-offs		(0.4)	(0.5)
Transfer to other balance sheet accounts, sale, reclassification or deconsolidation		(0.8)	0.8

Cost carried forward		6.5	7.4

(ii) Provision brought forward		(6.8)	(6.7)
Charged to profit and loss		(0.2)	(0.1)
Transfer to other balance sheet accounts, sale, reclassification or deconsolidation		1.0	—

Provision carried forward		(6.0)	(6.8)

		0.5	0.6

(b) Capitalized systems upgrade

Cost of commercial systems software		70.7	70.7
Provision for amortization		(70.7)	(70.0)

		—	0.7

(c) Deferred borrowing costs and premiums

Cost		8.4	13.4
Provision for amortization		(1.1)	(2.2)

		7.3	11.2

23.	CURRENT LIABILITIES - PAYABLES

	Notes		2004 A$m	2003 A$m
Trade creditors			121.7	92.7
Creditors relating to hedging contracts			7.5	76.1
Other creditors			329.1	263.4

			458.3	432.2

24. CURRENT LIABILITIES - INTEREST-BEARING LIABILITIES
Borrowings	29	(a)	—	212.0

25. CURRENT LIABILITIES - CURRENT TAX LIABILITIES
Income tax			1.7	1.3

26. CURRENT LIABILITIES - PROVISIONS

Employee entitlements			41.9	40.6
Rehabilitation	26(a)		9.0	5.6
Lease commitments	26(b)		5.4	5.7
Workers’ compensation	26(c)		7.2	8.5
Other	26(d)		11.0	7.3

			74.5	67.7

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

Carrying amount at beginning of year			5.6	6.5
Payments made during the year			(7.1)	(4.5)
Transfers from non-current provision	31(a)		10.5	3.6

Carrying amount at end of year			9.0	5.6

(b) Lease commitments

The portion of the lease commitment provision expected to be settled in the next financial year has been classified as current.

Carrying amount at beginning of year			5.7	5.7
Transfer from non-current provision	31(b)		0.1	0.5
Provisions released during the year			(0.4)	(0.5)

Carrying amount at end of year			5.4	5.7

26.	CURRENT LIABILITIES - PROVISIONS (continued)

	2004 A$m	2003 A$m

(c) Workers’ compensation

Provision is made for claims which are expected to be settled. The actual timing of the settlement of the claims may extend into the following financial year.

Carrying amount at beginning of year	8.5	6.6
Provisions (released)/charged during the year	(0.9)	3.2
Payments made during the year	(0.4)	(1.3)

Carrying amount at end of year	7.2	8.5

(d) Other

Provision is made for other individually immaterial obligations, all of which are expected to be settled within the next financial year.

Carrying amount at beginning of year	7.3	5.9
Provisions charged during the year	6.2	2.6
Payments made during the year	(3.8)	(2.4)
Transfers from other balance sheet accounts	1.3	1.2

Carrying amount at end of year	11.0	7.3

27. CURRENT LIABILITIES - OTHER

Deferred gains	135.3	175.1
Other	9.7	9.3

	145.0	184.4

(a)	Deferred gains and losses primarily consist of realized and unrealized gains and losses on foreign currency denominated debt and associated translation hedges, and realized gains and losses arising from the early close-out of commodity and currency hedging contracts that relate to commodities to be produced and sold in future years. The deferred gains and losses on the commodity and currency hedging contracts will be brought to account in the year that the related production is sold.

Translation hedges are used to minimize the volatility arising from the revaluation of foreign currency assets and liabilities (principally US$ denominated debt). A translation hedge consists of perfectly offsetting forward exchange contracts. WMC has a series of forward exchange contracts whereby the company has purchased US$ and sold A$ and perfectly offset these contracts by selling US$ and purchasing A$. Gains and losses on the revaluation of the US$ debt are offset by gains and losses on the purchased US$ forward exchange contract. Gains and losses on the sold US$ contract are deferred and released over time as future US$ revenue is received.

27.	CURRENT LIABILITIES - OTHER (continued)

(b)	Total deferred gains consist of:

	Notes	2004 A$m	2003 A$m
Deferred gains:
- Current (as above)		135.3	175.1
- Non-current	32	559.0	684.6

Net deferred gains	36(d)	694.3	859.7

Deferred gains are in the following currencies:
Australian dollars		694.3	859.7

		694.3	859.7

28. NON-CURRENT LIABILITIES - PAYABLES
Creditors relating to hedging contracts		228.8	343.8
Other creditors		2.2	35.4

		231.0	379.2

29.	NON-CURRENT LIABILITIES - INTEREST- BEARING LIABILITIES

	Notes	2004 A$m	2003 A$m
Borrowings	29(a)	905.1	1,141.2

(a) Total borrowings

Disclosed as:
Current liabilities (due in 12 months or less)	24	—	212.0
Non-current liabilities (due in more than 12 months)		905.1	1,141.2

		905.1	1,353.2

(b) Description

Unsecured:
US$0.1 million Debentures at 7.35% due 1 December 2026 (2003: US$0.1 million)		0.1	0.1
US$3.6 million Debentures at 7.25% due 15 November 2013 (2003: US$3.6 million)		4.7	4.8
US$0.8 million Notes at 6.75% due 1 December 2006 (2003: US$0.8 million)		1.0	1.1
Bank loans at floating interest rates applicable in Australia (weighted average rate of 6.95%)		—	17.0
A$50 million Syndicated Facility at 5.98%		—	50.0
Promissory Notes (weighted average rate of 5.45%)		—	145.0
US$150 million Syndicated Facility at 1.76%		—	200.3
US$200 million Notes at 6.25% due 15 May 2033		256.9	267.1
US$500 million Notes at 5.125% due 15 May 2013[1]		642.4	667.8

		905.1	1,353.2

[1] The fixed-rate interest exposure has been swapped to a fixed exposure for 2004 and 2005 followed by a floating interest rate for the remainder of the bond. Refer to Note 36(b).

(c) Currencies

The above borrowings are due in the following currencies:
US dollars		704.5	854.5

Australian dollar equivalent of foreign currency denominated borrowings		905.1	1,141.2
Australian dollars		—	212.0

		905.1	1,353.2

(d) Exchange rates

Exchange rates at balance date used in translations (A$/US$):		0.7784	0.7488

29.	NON-CURRENT LIABILITIES - INTEREST- BEARING LIABILITIES (continued)

	2004 A$m		2003 A$m
(e) Analysis of repayments

Current liabilities:
Within one year		—		212.0

Non-current liabilities:
Later than one year but not later than five years		1.0		201.4
Later than five years		904.1		939.8

		905.1		1,141.2

		905.1		1,353.2

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

(f) Financing facilities

The total facilities available at balance date were as follows:
Short-term loan facilities		—		333.9
Medium-term loan facilities		322.1		468.5
Long-term loan facilities		904.1		939.8

		1,226.2		1,742.2

Used at balance date:
Short-term loan facilities		—		195.0
Medium-term loan facilities		1.0		201.4
Long-term loan facilities		904.1		939.8

		905.1		1,336.2

Available at balance date:
Short-term loan facilities		—		138.9
Medium-term loan facilities		321.1		267.1
Long-term loan facilities		—		—

		321.1		406.0

These facilities are structured such that they may be drawn down in a currency different to the denominated currency. At 31 December 2004 amounts have been drawn down against these facilities in US$ only. At 31 December 2003, amounts had been drawn down against these facilities in both US$ and A$ (refer Note 29(b)).

The loan facilities are denominated in currencies as follows:

Short-term loan facilities
US dollars (millions)		—	US$	250.0

Medium-term loan facilities
US dollars (millions)	US$	250.8	US$	350.8

Long-term loan facilities
US dollars (millions)	US$	703.7	US$	703.7

30.	NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

	Notes	2004 A$m	2003 A$m
Deferred tax liability	30(a)	549.7	382.0

(a) The deferred tax liability comprises:
- Timing differences		549.7	460.7
- Tax losses		—	(78.7)

		549.7	382.0

31. NON-CURRENT LIABILITIES - PROVISIONS

Employee entitlements		14.2	14.4
Rehabilitation	31(a)	110.2	105.9
Lease commitment	31(b)	1.4	1.5

		125.8	121.8

The aggregate of provisions as shown in Notes 26 and 31 are:
Employee entitlements		56.1	55.0
Rehabilitation		119.2	111.5
Lease commitments		6.8	7.2

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements are set out below. Further information on these classes of provisions can be found in Notes 1 and 26.

(a) Rehabilitation

Carrying amount at beginning of year		105.9	94.7
Provisions made during the year		14.4	15.8
Transfer to current provision	26(a)	(10.5)	(3.6)
Other adjustments		0.4	(1.0)

Carrying amount at end of year		110.2	105.9

(b) Lease commitment

Carrying amount at beginning of year		1.5	2.0
Transfer to current provision	26(b)	(0.1)	(0.5)

Carrying amount at end of year		1.4	1.5

32.	NON-CURRENT LIABILITIES - OTHER

	Notes		2004 A$m	2003 A$m
Deferred gains	27	(b)	559.0	684.6
Other			3.9	4.1

			562.9	688.7

33. CONTRIBUTED EQUITY

Share capital issued and fully paid
Balance brought forward			3,747.7	3,653.4
Shares issued on conversion of options			41.9	60.6
Shares issued for final contractual payment for the acquisition of Corridor Sands			—	33.7
Shares issued from dividend reinvestment plan			59.7	—

Total issued capital			3,849.3	3,747.7

Set out below for information is the number of shares issued by the company for the periods concerned.

	Number of fully paid shares
Movements in issued shares	2004	2003
Opening number of shares	1,150,070,945	1,128,351,047
Issued under Employee Share Scheme	9,994,883	15,004,775
Issued under Dividend Reinvestment Plan	12,080,004	—
Allotment for purchase of Corridor Sands	—	6,715,123

Closing number of shares	1,172,145,832	1,150,070,945

Ordinary shares entitle the holder to participate in dividends in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b)	Employee share schemes

In conjunction with the demerger from WMC Limited in December 2002, WMC Resources created its Employee Share Scheme (WMC Resources ESS) which allows for the granting of stock options in WMC Resources Ltd’s common stock and a Stock Appreciation Plan (SAP).

(i)	Employee share plans

In 2003, two new share plans, the staff share plan and the performance share plan, replaced the WMC option plan and all employees (excluding senior executives) were entitled to participate in at least one of these plans.

In 2004, the Board decided to extend the performance share plan to all WMC Resources Ltd. employees (except senior executives) and to discontinue purchases under the staff share plan. All shares purchased for employees under the 2004 plan were purchased under the performance share plan.

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

Under the plans, the following shares were purchased:

	2004 Plan	2003 Plan
Number of shares purchased	1,323,302	1,317,425
Gross cost (pre-tax) of shares purchased (A$ millions) [1]	9.6	6.9
Dates of purchase	5 –11 January 2005	27 Jan –2 Feb 2004

[1]	These amounts were accrued at 31 December 2004 and 31 December 2003 respectively.

33.	CONTRIBUTED EQUITY (continued)

(b)	Employee share schemes (continued)

(ii)	Executive share plan

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

Under the plan, the following shares were purchased:

	2004 Plan	2003 Plan
Number of shares purchased	872,114	1,270,133
Gross cost (pre-tax) of shares purchased (A$ millions) [1]	6.3	6.6
Dates of purchase	5 –11 January 2005	27 Jan – 2 Feb 2004

[1]	These amounts were accrued at 31 December 2004 and 31 December 2003 respectively.

(iii)	Employee option plan

During 2003 the company decided to discontinue allotment of options under the employee option plan. The employee option plan has now been replaced by two employee share plans and an executive share plan. The options currently outstanding remain exercisable under the applicable employee option plan rules.

Permanent employees of WMC Resources Ltd and its subsidiaries, with the exception of certain senior executives, were eligible to participate in the employee option plan and were offered options for fully paid shares. At any time the aggregate of the number of options outstanding must not exceed five per cent of the total number of issued shares in the company immediately prior to the most recent issue.

The major provisions of the option plan provide that the employee may request that the options be exercised after one year from the date of allotment at their issue price. Restrictions exist for certain employees on the number of options that can be exercised in any year. If the request to convert the options to shares has not been made, the company must make the call at the completion of five years from the date of issue or on termination of employment.

Certain designated officers are not permitted to exercise options or buy and sell WMC Resources Ltd shares in the period between the end of the company’s half or full financial year and the release of the respective results.

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

(v)	Impact of demerger on plans

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

33.	CONTRIBUTED EQUITY (continued)

(b)	Stock-based compensation plans (continued)

(v)	Impact of demerger on plans (continued)

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources Ltd employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources Ltd employees prior to 4 December, 2002, that was outstanding under the WMC Limited Employee Share Scheme as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and the WMC Resources Ltd option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded - being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, the WMC Resources Ltd Group or Alumina Limited Group. The exercise price of a WMC Resources Ltd option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources Ltd option was granted and the volume weighted average price of WMC Resources Ltd shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme as detailed above.

Summary of WMC Resources Ltd Common Stock Options and Stock Appreciation Plan

During the twelve months ended 31 December 2004 no options (2003: 322,800 options) were issued. A total of 9,994,883 options were exercised in 2004 (2003: 15,004,775). The total amount receivable in respect of these options exercised at 31 December 2004 was A$0.1 million (2003: A$5.8 million). 1,612,060 options lapsed in 2003, of these 2,600 options lapsed were reinstated and subsequently exercised during 2004.

As at 31 December 2004, the closing market price per ordinary share was $7.22 and 6,214,862 options remained exercisable as follows:

Exercised in 2004	Outstanding as at 31 December 2004	Exercise price	Expiry date
1,389,945	Nil	$3.90	20 December 2004
757,400	1,041,100	$3.48	18 December 2005
2,236,600	2,163,300	$4.33	30 November 2006
5,610,938	3,010,462	$4.34	23 December 2007

9,994,883	6,214,862

These outstanding options represent 0.5% per cent of issued capital.

The following table is a summary of WMC Resources stock option and SAP transactions during the year:

	Shares in Thousands	Weighted - Average Exercise Price
Outstanding at 1 January
- Options	16,207	$4.20
- SAPs	853	$4.27
Movements during the year:
Options
- Exercised	(9,995)	$4.21
- Canceled or forfeited	3	$4.34
SAPs
- Exercised	(768)	$4.27
- Lapsed	(11)	$4.29
Outstanding at 31 December
Options	6,215	$4.19
SAPs	74	$4.27

33.	CONTRIBUTED EQUITY (continued)

(b)	Stock-based compensation plans (continued)

The following table summarizes information about the WMC Resources stock options and SAPs outstanding at 31 December 2004:

Options/SAPs outstanding

Exercise Prices (A$)	Number Outstanding at 31 Dec. 2004 (thousands)	Weighted – Average Remaining Contractual Life (years)	Weighted- Average Exercise Price (A$)
$3.48	1,046.6	0.97	$3.48
$4.33	2,193.1	1.92	$4.33
$4.34	3,049.5	2.98	$4.34

Total	6,289.2	2.27	$4.19

All options and SAPs outstanding at 31 December 2004 are exercisable.

Of the 6,214,862 options and 74,300 SAPs outstanding at 31 December 2004, none of the SAPs and 707,300 of the options were held by non-employees.

34.	RESERVES AND RETAINED PROFITS

			2004 A$m	2003 A$m
Asset revaluation reserve	34	(a)	—	—
Foreign currency translation reserve	34	(b)	2.0	2.5

			2.0	2.5

(a) Asset revaluation reserve

Balance brought forward			—	24.5
Transfer to retained earnings			—	(24.5)

Balance carried forward			—	—

(b) Foreign currency translation reserve

Balance brought forward			2.5	6.2

Transfer from/(to) retained earnings	34	(c)	2.5	(6.9)
Difference on translation of self-sustaining foreign entities			(2.7)	(0.7)
Revaluation of naturally hedged net monetary liabilities			(0.3)	3.9

Net movement			(0.5)	(3.7)

Balance carried forward			2.0	2.5

(c) Retained profits/(accumulated losses)

Retained profits/(accumulated losses) at beginning of year			199.5	(77.5)
Net profit attributable to the members of WMC Resources Ltd			1,326.9	245.6
Dividends paid			(266.1)	—
Transfer from asset revaluation reserve			—	24.5
Transfer (to)/from foreign currency translation reserve			(2.5)	6.9

Retained profits at end of year			1,257.8	199.5

34.	RESERVES AND RETAINED PROFITS (continued)

(d)	Outside equity interest in retained profits:

			31 Dec 2004 A$m	31 Dec 2003 A$m	31 Dec 2002 A$m
Outside equity interests in operating profit after income tax			—	—	(0.7)
Retained profits brought forward			—	—	5.7

Total available for appropriation			—	—	5.0
Dividends provided for or paid			—	—	—
Transfer to profits attributable to members of Alumina Limited on disposal			—	—	(5.0)

Retained profits at the end of the financial year			—	—	—

Outside equity interest comprises:
Share capital			—	—	—
Increase in value of assets			—	—	—
Reserves			—	—	—

Retained profits			—	—	—

35. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating profit after income tax to net cash provided by operating activities:
Net income before minority interests			1,326.9	245.6	22.3
Depreciation and amortization	3		464.8	508.3	511.7
Research and development written off			0.4	0.5	0.6
(Profit)/loss on disposal of non-current assets	2		(6.5)	(12.6)	(40.3)
Provision for diminution in investments and loans	3		0.6	2.0	(0.6)
Demerger costs	3	(a)	—	—	21.7
Interest capitalized	3	(b)	(2.5)	(9.1)	(3.5)
Write down in value of inventory	3		30.0	16.5	3.3
Sub total			1,813.7	751.2	515.2
Change in assets and liabilities adjusted for (Increase)/decrease in:
- inventories			(61.2)	(73.3)	(51.1)
- receivables			45.4	48.8	200.9
- deferred tax assets			(487.6)	(1.4)	9.3
- other assets			(4.2)	(92.5)	292.3
(Decrease)/increase in:
- payables			(66.2)	29.4	(501.2)
- current tax liabilities			0.5	(2.7)	(4.1)
- deferred tax liabilities			167.7	5.0	(57.6)
- provisions			(9.6)	13.8	4.0
- other liabilities			23.9	(2.8)	(8.7)

Net cash provided by operating activities			1,422.4	675.5	399.0

(b)	Explanation of significant financing cash flows during 2004

During 2004, WMC took advantage of the strong cash flows to arrange early repayment of certain gold hedge obligations relating to the gold operations previously conducted by the group. A total payment of A$116.8 million was made.

(c)	Acquisition or disposal of controlled entities

On 9 December 2004 WMC announced that it had formed a strategic partnership with AWB Limited and Elders Limited relating to the distribution and marketing of fertilisers. The outcome of this arrangement was that, effective from 1 December 2004, WMC’s interest in Hi-Fert Pty Ltd was diluted from 100% to 33.3%. The impact of this transaction was not material to the results of the group.

(d)	Financing facilities

Details of financing facilities are set out in Note 29(f).

35.	NOTES TO THE STATEMENTS OF CASH FLOW (continued)

(e)	Non-cash financing and investing activities

During 2004, 12,080,004 shares with a value of A$59.7 million were issued under the dividend reinvestment plan.

In December 2003, WMC Resources Ltd made the final contractual payment for the acquisition of the Corridor Sands project from a subsidiary of Southern Mining Corporation Limited (SMC). The final payment was made by the issue to the SMC subsidiary of 6,715,123 WMC Resources Ltd shares.

36. FINANCIAL INSTRUMENTS

(a)	Hedging position

WMC’s revenues will vary significantly with movements in commodity prices and the A$/US$ exchange rate. To mitigate against commodity price and exchange rate risks, WMC has implemented a ‘price risk management policy’ which delineates hedging limits and delegated management authorities. The management of exposures is delegated to the Risk Management Committee within parameters set by the directors. Due to the scale, diversity and competitiveness of WMC’s operations, hedging activity under the policy is currently limited to securing acceptable returns for new projects, avoiding financial distress and enabling large capital exposure programs.

During 2004, WMC closed out its remaining currency hedge book and commodity hedge book (that were put in place under a previous Price Risk Management policy). Consequently, except for the translation hedges disclosed at Note 27(a), there are no outstanding foreign currency and commodity hedges remaining as at 31 December 2004.

(b)	Interest rate risk

WMC Resources Ltd is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate swaps allow the group to manage its interest rate risk.

(i)	Interest rate and cross currency swaps

As at 31 December 2004, the group had entered into the following interest rate swaps:

Notional principal (US$m)	Interest swapped	Interest Rate		Commenced	Maturity
		Fixed	Floating
500	Fixed for floating	5.125%	3.255%	15/11/2003	15/05/2013
500	Floating for fixed	1.735%	3.255%	15/11/2003	15/11/2005

As at 31 December 2003, the group had entered into the following interest rate swaps:

Notional principal (US$m)	Interest swapped	Interest Rate		Commenced	Maturity
		Fixed	Floating
500	Fixed for floating	5.125%	1.585%	15/11/2003	15/05/2013
500	Floating for fixed	1.735%	1.585%	15/11/2003	15/11/2005

(ii)	Interest rate risk exposure

WMC’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

36.	FINANCIAL INSTRUMENTS (continued)

(b)	Interest rate risk (continued)

	Floating interest rate	A$m Fixed interest maturing in:			Non-interest bearing	Total
		Less than 1 year	1 to 5 years	More than 5 years
As at 31 December 2004
Financial assets
Cash assets	473.9	—	—	—	—	473.9
Receivables	—	—	—	—	533.2	533.2
Investment in associate	—	—	—	—	43.7	43.7
Other financial assets	13.8	—	—	—	4.2	18.0

	487.7	—	—	—	581.1	1,068.8

Weighted average interest rate	5.10%	—	—	—	—	—

Financial liabilities
Payables	—	—	—	—	689.3	689.3
Yankee Bond issues	—	—	1.0	4.8	—	5.8
Global Bond issues	—	—	—	899.3	—	899.3
Other financial liabilities	—	—	—	—	13.6	13.6
Interest rate swap:
Fixed to floating	642.4	—	—	(642.4)	—	—
Interest rate swap:
Floating to fixed	(642.4)	642.4	—	—	—	—

	—	642.4	1.0	261.7	702.9	1,608.0

Weighted average interest rate	—	1.74%	6.75%	6.27%	—	—

Net financial liabilities/(assets)	(487.7)	642.4	1.0	261.7	121.8	539.2

As at 31 December 2003
Financial assets
Cash assets	100.3	—	—	—	—	100.3
Receivables	—	—	—	—	727.7	727.7
Other financial assets	13.1	—	—	—	21.3	34.4

	113.4	—	—	—	749.0	862.4

Weighted average interest rate	3.41%	—	—	—	—	—

Financial liabilities
Payables		—	—	—	811.4	811.4
Bank loans	412.3	—	—	—	—	412.3
Yankee Bond issues - US$	—	—	1.1	4.9	—	6.0
Global Bond issues – US$				934.9		934.9
Other financial liabilities					13.4	13.4
US$ Interest rate swap: Fixed to floating	667.8	—	—	(667.8)	—	—
US$ Interest rate swap: Floating to fixed	(667.8)	—	667.8	—	—	—

	412.3	—	668.9	272.0	824.8	2,178.0

Weighted average interest rate	3.79%	—	1.74%	6.27%	—	—

Net financial liabilities	298.9	—	668.9	272.0	75.8	1,315.6

36.	FINANCIAL INSTRUMENTS (continued)

(c)	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the group’s financial instruments, referred to in Note 36(a) and 36(b) are as follows:

	Notes	A$m
		Carrying amount 2004	Fair value 2004	Carrying amount 2003	Fair value 2003
Recognized in the statement of financial position
Financial assets
Cash assets	9	473.9	473.9	100.3	100.3
Current receivables	10	282.9	282.4	450.4	447.5
Current other financial assets	11	13.8	13.8	13.1	13.1
Non-current receivables	14	250.3	114.8	277.3	142.1
Non-current investments accounted for using the equity method	15	43.7	43.7	—	—
Non-current other financial assets	16	4.2	4.2	21.3	21.3

Financial liabilities
Current payables	23	458.3	457.7	432.2	437.7
Short-term interest-bearing liabilities	24	—	—	212.0	212.0
Other current liabilities	27	9.7	9.7	9.3	9.3
Non-current payables	28	231.0	95.5	379.2	245.0
Long-term interest-bearing liabilities	29	905.1	884.9	1,141.2	1,092.0
Other non-current liabilities	32	3.9	3.9	4.1	4.1

Financial instruments
Hedging contracts:
- forward/swaps		—	—	(74.6)	(84.0)
- options		—	—	4.2	4.2
- interest rate swap		—	11.3	—	7.4

		—	11.3	(70.4)	(72.4)

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

Short and long-term debt

The fair value of short-term debt is considered to approximate the carrying value due to the short maturity of the debt. The carrying value of long-term debt is considered to approximate the fair value, with the exception of the non-current portion of the Yankee Bond and Global Bond issues, the fair values of which was determined on a mark-to-market basis.

Foreign currency and commodity hedging contracts

Carrying amounts for commodity and foreign currency hedging contracts are based on the revaluation of open contracts at year end against spot rates at that date (or mark-to-market in respect to certain specific contracts). The fair values disclosed represent all contracts on a mark-to-market basis using forward rates and prices.

36.	FINANCIAL INSTRUMENTS (continued)

(d)	Deferred hedging gains and losses

As described in Note 1(f), gains and losses, premiums and discounts on hedging contracts and gains and losses associated with the revaluation of foreign denominated debt that relate to commodities to be produced and sold in future years are deferred in the statement of financial position until the underlying transaction takes place. The deferred gains and losses will be brought to account in the year that the related production is sold.

Whether the remaining unrealized deferred balances will be realized and at what amount depends upon currency price movements until the maturity of the hedge contracts or debt concerned. The expected recognition of the deferred gains and losses based on current valuations are shown below:

(i)	Deferred hedging gains and losses as at 31 December 2004

	A$m
	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Deferred gains	147.7	218.3	110.7	120.8	35.1	539.3	1,171.9
Deferred losses	(12.4)	(121.7)	(10.0)	(12.7)	(14.3)	(306.5)	(477.6)

Total	135.3	96.6	100.7	108.1	20.8	232.8	694.3

Total deferred on statement of financial position (refer Note 27(b))							694.3

Close out of 2005 to 2010 foreign currency and commodity hedge books

Included in the above net deferred gain, is a realized gain of A$383.8 million in relation to foreign currency and commodity hedges maturing between 2005 and 2010 which were closed out during 2003 and early 2004. In accordance with Australian Accounting Standards, these gains will be deferred until the underlying transaction occurs. The expected timing of recognition of the realized deferred gains on the close out of the foreign currency and commodity hedge book is shown below:

	A$m
	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Deferred gains:
Foreign currency	114.7	79.1	82.6	90.5	—	—	366.9
Gold	2.8	2.5	2.8	2.6	3.0	3.2	16.9

Total	117.5	81.6	85.4	93.1	3.0	3.2	383.8

(ii)	Deferred hedging gains and losses as at 31 December 2003

For comparison, the following expected recognition of the deferred gains and losses based on valuations at 31 December 2003 is shown below:

	A$m
	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Deferred gains	185.1	149.3	236.0	112.6	123.5	540.5	1,347.0
Deferred losses	(10.0)	(19.6)	(139.9)	(10.4)	(13.3)	(294.1)	(487.3)

Total	175.1	129.7	96.1	102.2	110.2	246.4	859.7

Total deferred on statement of financial position (refer Note 27(b))							859.7

Included in the above net deferred gain, is a realized gain of A$385.8 million in relation to foreign currency and commodity hedges maturing between 2004 and 2010 which were closed out during 2003. In accordance with Australian Accounting Standards, these gains will be deferred until the underlying transaction occurs. The expected timing of recognition of the realized deferred gains on the close out of the foreign currency and commodity hedge book is shown below:

36.	FINANCIAL INSTRUMENTS (continued)

(d)	Deferred hedging gains and losses (continued)

(ii)	Deferred hedging gains and losses as at 31 December 2003 (continued)

	A$m
	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Net Realized Deferred gains:
Foreign currency	—	114.7	79.1	82.6	90.5	—	366.9
Gold	3.6	1.2	2.5	2.8	2.6	6.2	18.9

Total	3.6	115.9	81.6	85.4	93.1	6.2	385.8

(e)	Concentration of credit risk for derivative financial instruments

In the event of any counter parties failing to comply with the terms of derivative instrument contracts, the potential impact on the group would be determined by the market revaluation of any open contracts held with that counter party, except on the day of delivery in which case the potential loss for forward contracts would be the full principal amount. The group calculates credit exposures as the market revaluation plus a potential exposure amount. The potential exposure amount allows for the fact that the market revaluation of the contract may increase in the future. Exposures to any one counter party are strictly controlled by WMC Resources Ltd’s risk management policies relating to counter party limits. A geographical breakdown of the group’s credit risk for the derivative financial instruments is set out below:

	US$m
Location	2004	2003
Australia	358.8	253.5
Singapore	14.2	11.3
Switzerland	6.7	11.5
United States	21.3	23.1

	401.0	299.4

When computing the concentration of credit risk it is assumed that Australian companies which WMC deals with on the basis of an overseas parent company guarantee are classified as Australian credit risk.

(f)	Infrastructure bonds

WMC has off-setting liabilities and assets relating to a Direct Infrastructure Bond issued by a WMC Resources Ltd subsidiary and the right to acquire an Indirect Infrastructure Bond. There is a right of simultaneous set-off between these two bonds on maturity or termination. The transaction on which interest is accruing, effective from 22 September 1997 will, unless previously terminated, result in income statement recognition as interest for a period of 10 years and a corresponding reduction in the net liability of the bond. As part of the infrastructure bond transaction agreements, funds have been placed on deposit by another WMC Resources Ltd subsidiary with one of the other parties to the agreement and are being repaid, with interest, over the period of the transaction. In the event of changes to applicable laws the parties may cancel the transaction. If this happens, the liabilities and assets will be mutually settled and interest receivable will cease to accrue.

At balance date the balances of the components were:

	A$m
	2004	2003
Liability for infrastructure bond	(461.6)	(428.9)
Right to acquire Indirect Infrastructure Bond	414.9	370.9
Funds on deposit	43.6	54.8

Net deferred revenue	(3.1)	(3.2)

37.	PARTICULARS RELATING TO CONSOLIDATED ENTITIES

(a) Entities consolidated	Notes	Place of incorporation
WMC Resources Ltd		Australia
All controlled entities are wholly owned, unless otherwise indicated

Agnew Mining Company Pty. Ltd.	b	Australia
Carson Hill Gold Mining Corporation	c,h	USA
Corridor Sands Limitada	d,h	Mozambique
Great Boulder Mines Pty. Ltd.	b	Australia
Hi-Fert Distributors Pty Ltd	b	Australia
Hi-Fert Pty Ltd	m	Australia
JMM Sub, Inc.	c,h	USA
Mineracao Jenipapo S.A. (owned ≈100%)	c,h	Brazil
Mineracao Wesminas Limitada (owned ≈ 100%)	c,h	Brazil
Olympic Dam Marketing Pty. Ltd.	b	Australia
PT WMC Services	h,j	Indonesia
Q.S. Mineracao Ltda (owned ≈ 100%)	c,h	Brazil
Three Springs Talc Pty. Limited	b	Australia
Wesminco Oil Pty. Ltd.	d	Australia
Western Hog Ranch Company	c,g	USA
Western Mining Corporation Pty. Ltd.	b	Australia
Western Mining Mongolia XXK	c,h	Mongolia
Western Venture Inc.	c,g	USA
Westmin Talc (U.K.)	d,g	UK
Westmin Talc Pty. Ltd.	b	Australia
Westminer Insurance Pte. Ltd.	h	Singapore
WMC (Argentina) Inc.	c,h	USA
WMC (China) Pty. Limited	b,h	Australia
WMC (Kunming) Pty. Limited	b,h	Australia
WMC (Liberia) Limited	h	Hong Kong
WMC (Mineral Sands) Limited	h	Jersey
WMC (Olympic Dam Corporation) Pty. Ltd.	a	Australia
WMC (Olympic Dam Operations) Pty. Ltd.	b,l	Australia
WMC (Overseas) Pty. Limited	b	Australia
WMC (Peru) Inc.	c,h	USA
WMC (Uzbekistan) Ltd.	c,h,j	Jersey
WMC (Yunnan) Pty. Limited	b, h	Australia
WMC (Zarmitan) Ltd.	c,h,j	Jersey
WMC Automation Pty. Ltd.	b	Australia
WMC Chile S.A.	h,j	Chile
WMC Corporate Services Inc.	c,h	USA
WMC Exploration Chile S.A.	h,k	Chile
WMC Exploration Corporation	h,j	Philippines
WMC Exploration Inc.	c,h	USA
WMC Fertilizers Pty. Ltd.	a	Australia
WMC Finance (USA) Limited	d	Australia
WMC Finance Limited	d	Australia
WMC Holdings Pty. Ltd.	b	Australia
WMC Innovation Pty. Ltd.	b	Australia

37.	PARTICULARS RELATING TO CONSOLIDATED ENTITIES (continued)

Controlled entities (continued)

Entities consolidated	Notes	Place of incorporation
WMC Kazakstan Ltd.	c, h	Jersey
WMC Mineracao Limitada (owned ≈ 100%)	g	Brazil
WMC Petroleum (Malaysia) Snd. Bhd.(in liquidation)	c, h, j	Malaysia
WMC Resources (China) Pty. Ltd.	b, k	Australia
WMC Resources Exploration Pty. Ltd.	b	Australia
WMC Resources International Pty. Ltd.	a	Australia
WMC Resources International (RSA) Pty. Ltd.	d, h	Australia
WMC Resources Marketing Limited	h	Canada
WMC Resources Marketing Pty. Ltd.	b, e	Australia
WMC Resources Marketing (UK) Limited	d, h	UK
WMC Resources (Namibia) (Proprietary) Limited	k	Namibia
WMC Securities Pty. Ltd.	b	Australia
WMC Services Pty. Limited	b, l	Australia
WMC Xinjiang Mineral Industry Service Company Limited	c, h	China
Yakabindie Nickel Pty. Ltd	b, l	Australia
Yeelirrie Development Company Pty. Ltd.	b	Australia
Yeelirrie Management Services Pty. Ltd.	b	Australia
Yunnan Hua Ao Nickel Exploration and Mining Co. Ltd. (owned 80%)	d, f, j	China
Yunnan Xin Ao Nickel Exploration and Mining Co. Ltd. (owned 80%)	d, f, j	China
141 Union Company	c, h	USA

This controlled entity:

a	is a party to a deed of cross guarantee and has been granted relief from the necessity to prepare accounts pursuant to the Australian Securities and Investments Commission (ASIC) Class Order 98/1418. The aggregate assets and liabilities of these companies, and its aggregate net profits after tax (after eliminating inter-company investments and other inter-company transactions) are set out in Note 37(d).

b	is a small proprietary corporation, not required to prepare financial reports.

c	has not prepared audited accounts. Either the company is non-operating or audited accounts are not required in its country of incorporation.

d	has prepared audited financial accounts.

e	changed its name from Western Exploration Pty Ltd to WMC Resources Marketing Pty Ltd on 2 August 2004.

f	is equity accounted due to insufficient capacity of WMC Resources Ltd to control the entity.

g	is translated as a self-sustaining entity.

h	is translated as an integrated entity.

i	ceased to be part of the economic entity during 2003.

j	ceased to be part of the economic entity during 2004.

k	became part of the economic entity during 2004.

l	is a party to a deed of cross guarantee however, being a small proprietary company has not sought relief from the necessity to prepare accounts pursuant to ASIC Class Order 98/1418.

m	ceased to be a controlled entity (WMC’s interest went from 100% to 33% effective 1 December 2004).

(b)	Control gained over entities having a material effect

There have been no acquisitions of material entities in the year to 31 December 2004.

(c)	Loss of control of entities having a material effect

On 9 December 2004, WMC announced that it had formed a strategic partnership with AWB Limited and Elders Limited relating to the distribution and marketing of fertilizers. The outcome of this arrangement was that, effective from 1 December 2004, WMC’s interest in Hi-Fert Pty Ltd was diluted from 100% to 33.3%. The impact of this transaction was not material to the results of the group.

37.	PARTICULARS RELATING TO CONSOLIDATED ENTITIES (continued)

(d)	Deed of cross guarantee

Entities that are party to a deed of cross guarantee, entered into in accordance with ASIC Class Order 98/1418, are indicated previously in this Note. These companies, which are also referred to in the directors’ declaration are, with WMC Resources Ltd, all members of a closed group as defined in the Class Order and are parties to a deed of cross guarantee that has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. A consolidated statement of financial position as at 31 December is set out below:

	A$m Closed group
Statement of financial position of the closed group	2004	2003
CURRENT ASSETS
Receivables	141.4	499.5
Inventories	517.5	545.7
Other	153.4	62.9

Total current assets	812.3	1,108.1

NON-CURRENT ASSETS
Receivables	5.0	—
Investment accounted for using the equity method	43.7	—
Other financial assets	0.4	0.4
Group investments	60.1	57.3
Inventories	80.4	71.2
Exploration and evaluation	32.4	27.4
Property, plant and equipment	4,461.1	4,520.1
Acquired mineral rights	1,218.5	1,243.9
Deferred tax assets	547.0	88.6
Other	17.0	11.6

Total non-current assets	6,465.6	6,020.5

TOTAL ASSETS	7,277.9	7,128.6

CURRENT LIABILITIES
Payables	426.7	334.3
Interest-bearing liabilities	—	17.3
Current tax liabilities	—	—
Provisions	67.7	65.6
Other	0.3	180.9

Total current liabilities	494.7	598.1

NON-CURRENT LIABILITIES
Payables	1.2	35.9
Group payables	1,746.0	1,970.4
Deferred tax liabilities	527.5	301.4
Provisions	125.7	121.7
Other	—	518.3

Total non-current liabilities	2,400.4	2,947.7

TOTAL LIABILITIES	2,895.1	3,545.8

NET ASSETS	4,382.8	3,582.8

EQUITY
Contributed equity	3,849.3	3,747.7
Reserves		—
Retained earnings/(accumulated losses)	395.3	(272.5)
Outside equity interests in controlled entities	138.2	107.6

TOTAL EQUITY	4,382.8	3,582.8

37.	PARTICULARS RELATING TO CONSOLIDATED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed group for the year ended 31 December 2004.

	A$m Closed group
	2004	2003
Statement of financial performance of the closed group
Revenue from ordinary activities	4,121.2	3,068.2
Dividends received from outside the closed group	19.2	—
Cost of goods sold	(2,430.3)	(2,089.2)
Selling and distribution expenses	(84.6)	(79.5)
General and administrative expenses	(227.2)	(233.5)
Exploration and evaluation expenses	(19.5)	(19.0)
Borrowing costs	(380.2)	(423.3)
Other expenses from ordinary activities	(109.2)	(265.6)
Share of net loss from associate	(0.3)	—

Profit/(loss) from ordinary activities before income tax	889.1	(41.9)
Income tax benefit	75.3	76.7

Profit from ordinary activities after income tax	964.4	34.8
Net (profit)/loss attributable to outside equity interest	(30.5)	15.7

Net profit	933.9	50.5

Total changes in equity other than those resulting from transactions with owners as owners	933.9	50.5

Set out below is a summary of movements in consolidated accumulated losses of the closed group:
Accumulated losses at beginning of year	(272.5)	(347.5)
Net profit	933.9	50.5
Dividends declared/paid	(266.1)	—
Transfer from asset revaluation reserve	—	24.5

Retained earnings/(accumulated losses) at end of year	395.3	(272.5)

38.	CONTINGENT LIABILITIES

	2004 A$m	2003 A$m
(a) Ascertainable, unsecured

(i) Guarantees, insurance bonds and other liabilities including performance bonds for minimum work commitments in exploration blocks.	107.1	61.8

(ii) Contract disputes and other legal claims, arising out of WMC Resources Ltd’s ongoing mining and related construction. The sum disclosed reflects claims made against the group. Counter claims have been lodged by the group in respect of certain matters. The net effect of these matters is not expected to materially impact the group.	—	4.0

(iii)  As disclosed in the accounting policy Note 1(v), an assessment is made at each operation for future rehabilitation work that will be incurred as a result of existing circumstances. A provision is accumulated for this future expenditure and is charged on a proportionate basis to production over the lesser of the life of the operation or 30 years. At 31 December 2004, WMC Resources Ltd had accrued rehabilitation provisions of A$119.2 million (2003: A$111.5 million). The company estimates that, as at 31 December 2004, the total rehabilitation costs that would be incurred upon the disposal or abandonment of its mineral properties would be A$397.8 million, (2003: A$379.1 million).

	278.6	267.6

(iv) Yakabindie Nickel Pty Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mt Keith, was acquired on 25 January 2001. Its purchase consideration was A$40.0 million, A$25.0 million of which was paid at the time of the acquisition with the remaining A$15.0 million due upon gaining approval to mine the property. As the A$15.0 million payment is subject to gaining approval to mine the property, it has not been recognized as a present obligation (liability).	15.0	15.0

(b)	Unascertainable unsecured contingent liabilities/assets

(i)	Unascertainable unsecured contingent liabilities/assets under various joint venture production and exploration agreements.

(ii)	Native Title: The majority of WMC’s interests fall within one or more of Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to. Recent decisions of the High Court of Australia indicate that each claim will be decided on its facts.

Consideration of the implications of Federal Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time, although it is indicated that no native title rights reside in minerals where valid State legislation has placed minerals in Crown ownership.

39.	COMMITMENTS FOR EXPENDITURE

	2004 A$m	2003 A$m
(a) Capital expenditure contracted for

Contracts for purchase of assets comprising mine properties and mine development, and property, plant and equipment which are payable
Within one year	92.8	44.5

	92.8	44.5

There are no other capital expenditure commitments other than the ones stated above.

(b) Potential expenditure on exploration and mining titles and attached business commitments

These tables set out estimates of expenditures that may be incurred for exploration, evaluation and mining activities during the life of current WMC exploration and mining tenements and earning rights under farm-in and option entitlements. These sums are commitments for work expected to be beneficial to WMC and include payments to vendors in which WMC has earning rights. Australian mining laws generally require that certain levels of expenditure be incurred, rather than any payment made to government, to maintain tenements in good standing. Mining laws in other jurisdictions may vary. This disclosure represents maximum potential expenditure. These expenditures may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

(i) Exploration and mining titles

Within one year	13.8	12.4
Later than one year but not later than five years	27.4	35.3
Later than five years	28.6	29.1

	69.8	76.8

(ii) Business undertaking commitments

Within one year	8.9	5.4
Later than one year but not later than five years	25.0	15.8
Later than five years	47.9	42.2

	81.8	63.4

(c) Lease commitments contracted for operating leases other than mineral and exploration leases

The company and certain of its subsidiaries lease plant, warehouse facilities, office facilities and motor vehicles for varying periods. Operating leases that expire are generally expected to be renewed or replaced by other leases. The rental expense is disclosed in Note 3. The future minimum rental commitments are as follows:

Lease commitments payable at balance date:
Within one year	21.2	26.9
Later than one year but not later than five years	71.2	65.7
Later than five years	21.1	35.9

	113.5	128.5

(d) Other commitments

Commitments for payments to suppliers under long-term executory contracts existing at reporting date but not recognized as payable:
Within one year	218.8	205.6
Later than one year but not later than five years	865.9	839.4
Later than five years	1,114.8	1,197.4

	2,199.5	2,242.4

40.	SUPERANNUATION BENEFITS

Employer contributions and employees’ superannuation entitlements are managed by the WMC Superannuation Plan (the plan), an independently managed sub-plan of the Plum Superannuation Fund.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

The plan has three categories of membership:

(i)	The defined benefit category was closed to new members effective 1 July 1994, however, the then members had, and continue to have, the option to remain in the defined benefit category or to transfer to the accumulation category. The defined benefit category provides lump sum benefits based on period of service, age and final average salary. Members in this category make a compulsory contribution of 3.4 per cent deducted from after tax salary or 4.0 per cent deducted from before tax salary.

(ii)	The accumulation category, which all new staff members must join, commenced on 1 July 1994. This category of membership offers a minimum company contribution (subject to certain cashing-out options and legislation) of 11.5 per cent of basic annual salary to each member’s account in the plan. Members also have the option to make voluntary contributions to their account.

(iii)	The superannuation guarantee category is a compulsory accumulation category for all employees under hourly paid awards. Under legislation, the company is required to make minimum contributions. Effective 1 July 2002, the contribution rate is 9 per cent of ordinary time earnings. Members also have the option to make voluntary contributions to their personal account.

Entities in the group contribute to the plan as required by the plan rules, any relevant employee agreements or legislation.

Actuarial assessment (where appropriate) of the Plan (and previously the WMC Superannuation Fund) is made at three-yearly intervals, and the last such assessment was made as at 31 December 2003, by Mr. R R Codron, BScHons FIA FIAA ASIA. Primarily the report is concerned with the defined benefit section of the plan. Based on the calculations made as part of that assessment, the directors of the company are of the view that as at the date of the assessment, the assets of the plan were insufficient to satisfy all benefits that would have vested under the plan in the event of termination of the plan or voluntary or compulsory termination of employment of each member. Consequently, additional lump sum contributions of A$174,000 per month until 31 August 2004 increasing to A$350,000 per month until 31 December 2006 are being made to ensure the plan returns to a sound financial position by 31 December 2006 (i.e. that there is at least 100% coverage of the present value of accrued benefits by 31 December, 2006).

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

The following amounts are based on information from the WMC Superannuation Plan, which had a financial year end of 30 June. The most recent audited information available is at 30 June 2004.

	A$m
	30 June 2004	30 June 2003
Latest actuarial valuation fund information:
Present value of employees’ accrued benefits[1]	172.5	207.2
Net market value of assets held by the plan to meet future benefit payments[1]	161.6	207.6

Excess/(deficit) of assets held to meet future benefit payments over the present value of employees’ accrued benefits[1]	(10.9)	0.4

Latest audited fund information:
Vested benefits[2]	184.2	155.3
Net assets[2]	185.6	152.6

[1]	These amounts were measured as at 31 December 2003 (1 July 2001 for June 2003) when the most recent actuarial valuation of the plan was conducted.

[2]	Vested benefits and net assets are at 30 June 2004 and 30 June 2003, respectively. Vested benefits are benefits which are not conditional upon continued membership of the plan (or any factor other than resignation from the plan) and include benefits which members were entitled to receive had they terminated their plan membership as at the reporting date.

40.	SUPERANNUATION BENEFITS (continued)

Updated information as at 31 December 2004:

In accordance with Australian Accounting Standards, WMC are required to disclose updated information on the WMC Superannuation Fund at the most recent date the information is available for.

The following amounts are based on information from the WMC Superannuation Fund as at 31 December 2004.

	A$m
	31 December 2004	31 December 2003
Employer contributions:

Employer contributions to the plan during the year	33.3	28.0
Vested benefits:
Vested benefits [1]	194.4	170.4
Net assets [1]	199.4	167.8

[1]	Vested benefits and net assets are at 31 December 2004 and are sourced from unaudited management reports. Vested benefits are benefits which are not conditional upon continued membership of the plan (or any factor other than resignation from the plan) and include benefits which members were entitled to receive had they terminated their plan membership at the reporting date.

41.	RELATED PARTY TRANSACTIONS

Related parties of the group fall under the following categories:

(a)	Controlled entities

During the year WMC Resources Ltd, in the normal course of business and on normal commercial terms and conditions, except as noted below, entered into transactions with controlled entities in the WMC Resources Ltd group (refer Note 37 for details of controlled entities). The transactions and balances fall into the following categories:

(i)	Interest revenue and expense - refer Note 3(b)

(ii)	Aggregate amounts receivable from and payable to controlled entities.

(iii)	External payments - WMC Resources Ltd also administers and settles most of the payments external to the group, including salaries paid on behalf of the group companies, via a shared services arrangement. These transactions are recovered from the respective entities on a cost basis, and are settled through the inter-company accounts described in (ii) above.

(iv)	Hedging transactions – WMC Resources Ltd, WMC (Olympic Dam Corporation) Pty Ltd and WMC Fertilizers Pty Ltd held a series of foreign exchange call options with WMC Finance Ltd.

During 2004, options were realized resulting in an aggregate profit of A$183.4 million (2003: A$99.2 million) to WMC Resources Ltd, WMC (Olympic Dam Corporation) Pty Ltd and WMC Fertilizers Pty Ltd and a corresponding loss of the same amount to WMC Finance Ltd.

During 2003, and in line with the close out of the 2005-2008 external currency hedging, the 2005-2008 internal options between WMC Resources Ltd, WMC (Olympic Dam Corporation) Pty Ltd, WMC Fertilizers Pty Ltd and WMC Finance Ltd were closed out. This crystallized aggregate gains of A$518.4 million to WMC Resources Ltd, WMC (Olympic Dam Corporation) Pty Ltd and WMC Fertilizers Pty Ltd and a corresponding loss of the same amount to WMC Finance Ltd. These offsetting gains and losses were deferred and are being recognized over the period of the original underlying transactions in those entities.

41.	RELATED PARTY TRANSACTIONS (continued)

(v)	Remuneration - management fees and directors fees paid to directors of WMC Resources Ltd’s controlled entities during the year amounted to A$14,862 (2003: A$58,703).

(vi)	Dividends - there were no dividends paid to WMC Resources Ltd from wholly owned entities or associates. Dividends have been paid between entities in the wholly owned group.

(vii)	Subscriptions for new ordinary shares by controlling entity - refer Note 33.

(viii)	Transactions between WMC Resources Ltd and its wholly owned Australian controlled entities under the tax sharing and funding deeds described in Note 5.

(ix)	Sale and purchase of products within the WMC group.

(b)	Superannuation funds

Information relating to the group’s superannuation funds is set out in Note 40.

(c)	Directors

Disclosures relating to directors and specified executives are set out in note 42.

(d)	Loans to directors

There were no new loans paid to directors during the year.

(e)	Shareholding transactions of directors

Where a director of WMC Resources Ltd was a shareholder in WMC Resources Ltd, their transactions included:

•	the purchase and/or sale of shares; and/or

•	the receipt of dividends.

All these transactions were conducted on a commercial basis, on conditions no more favourable than those available to other shareholders.

In 2003 and 2004 certain executive directors of controlled entities were entitled to participate in the senior executive share plan and shares were allotted to them January 2004 and January 2005 respectively. Further details are included in Note 33(b).

	Number of shares
	2004	2003
(i) The aggregate number of shares acquired by directors of the parent entity or their director-related entities was: • purchases by directors	5,000	50,000
• allotments under the executive share plan	300,001	—
• acquisitions through senior executive share plan	654	—
• options exercised and shares purchased on expiry of option plan	70,000	—
• other transactions[1]	4,047	—

[1] During 2004, Mr Pizzey acquired an indirect interest in 4,047 WMC Resources shares as a result of a consolidation of his family’s superannuation fund assets.

(ii) The aggregate number of shares and options disposed of by directors of the parent entity or their director-related entities:

• fully paid shares	—	—

• options lapsed	—	—

• options exercised and shares sold on expiry of option plan	—	50,000

41.	RELATED PARTY TRANSACTIONS (continued)

(f)	Shareholdings of directors

Details of shares and share options held by directors of the parent entity or their director-related entities at 31 December are as follows:

• fully paid shares	758,012	378,310

• options	412,000	482,000

All other transactions relating to shares and options of WMC Resources Ltd, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

(g)	Other transactions of other related parties

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

A number of directors of WMC Resources Ltd’s controlled entities are associated with legal and financial service firms that have provided services to WMC Resources Ltd group companies during the financial year, on normal commercial terms and conditions. The total of those services amounts to A$467,583 (2003: A$1,413,459).

(h)	Transactions with associates

On 9 December 2004 WMC announced that it had formed a strategic partnership with AWB Limited and Elders Limited relating to the distribution and marketing of fertilisers. The outcome of this arrangement was that, effective from 1 December 2004, WMC’s interest in Hi-Fert Pty Ltd was diluted from 100% to 33.3%. As part of these arrangements WMC Resources Ltd is to provide certain corporate services to Hi-Fert Pty Ltd (including transaction processing, finance, treasury, human resources, information technology and recruitment services) pursuant to a ‘transition services agreement’.

The services will be provided to Hi-Fert Pty Ltd for varying periods, depending on the particular service provided, up to a maximum of 2 years. These services are being provided on a cost recovery basis. The amount of the cost recovery for 2004 is A$320,158. Normal commercial conditions apply to the payment for these services. The amount owing by Hi-Fert Pty Ltd to WMC Resources Ltd at 31 December 2004 is A$320,158.

42.	DIRECTOR AND EXECUTIVE DISCLOSURES

(a)	Directors

The directors of WMC Resources Ltd during the financial year were:

Name	Position
Tommie C-E Bergman	Chairman and Non-executive director
Andrew G Michelmore	Chief Executive Officer and an executive director
Alan K Dundas	Executive General Manager – Nickel and an executive director
Adrienne E Clarke AC	Non-executive director
Ian E Webber AO	Non-executive director
Peter J Knight	Non-executive director
David E Meiklejohn	Non-executive director
Graeme W McGregor AO	Non-executive director
G John Pizzey	Non-executive director

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b)	Executives (other than directors) with the greatest authority for strategic direction and management

The five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year were:

Name	Position
Bruce R Brook	Chief Financial Officer
Greg J Travers	Executive General Manager - Group Services
Michael P J Nossal	Executive General Manager - Business Strategy and Development
Seamus G French	Executive General Manager - Copper Uranium
Martin H Foreman	Executive General Manager - Fertilizer and Industrial Minerals

(c)	Remuneration of directors and executives

In determining competitive remuneration rates, the Compensation Committee seeks independent advice on local and international trends among comparative resources companies and industry generally. It examines terms and conditions for employee incentive schemes, benefit plans and share plans. Independent advice from the Hay Group, during 2003, confirmed that our executive remuneration was in line with market practice and is considered reasonable in the context of Australian executive reward practices.

Performance-Based Remuneration

The Compensation Committee recognizes that WMC operates in a global environment. To prosper in this environment, we must attract, motivate and retain key executive staff. Therefore, executive reward is aligned with achievement of strategic objectives and the creation of value for shareholders and is based on market best practice for delivery of reward.

The principles supporting our remuneration policy are that:

•	a significant proportion of senior executive reward is at risk, reflecting the competitive global market in which we operate

•	individual reward is based on performance across a range of indicators that apply to delivering results across the company

•	rewards to executives are linked to creating value for shareholders

•	executives are rewarded for both financial and non-financial performance

•	remuneration arrangements are equitable and facilitate the deployment of senior management across the company

•	senior managers receive a significant component of their reward in equity and are required to retain that holding over time.

Short-Term/Long-Term Mix

WMC’s reward structure combines a fixed annual remuneration, short-term cash incentive and share purchases with mechanisms to ensure significant ongoing share holdings by senior managers. The cost and value of remuneration components are considered as a whole to ensure a balance between fixed and variable performance-related components in the short and long-term.

Superannuation entitlements are provided via a master trust – the WMC Resources Superannuation Plan – which provides employees with increased flexibility and control over their contribution level and superannuation investment choice.

Market Comparisons

Consistent with attracting and retaining talented executives, the Compensation Committee endorses the use of incentive and bonus payments. The committee continues to seek external advice to ensure reasonableness in remuneration scale and structure, and to compare the company’s position with the external market. The impact and high cost of replacing senior employees and the competition for talented executives requires the committee to reward key employees based on performance.

Non-Executive Directors Fees

Shareholders approve the maximum aggregate remuneration for non-executive directors. The chairman’s fees are determined by comparison with the market. The compensation committee determines payments to directors and reviews their remuneration annually, based on independent external advice with regard to market practice, relativities, and director duties and accountability.

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for directors is A$1.5 million. Fees for 2004 remained at 2003 levels with directors receiving a combined total payment of A$1,134,545.

Following a review of director’s remuneration on 9 November 2004, the compensation committee approved increases to base and committee fees from 1 January 2005.

The chairman will receive an annual fee of A$360,000, non-executive directors eligible for a retirement benefit will receive A$120,000 and those not eligible for the retirement benefit will receive A$145,000. Audit committee fees have been increased to A$15,000 for committee members and to A$25,000 for the committee chairman. Compensation committee fees have been introduced from 1 January 2005, with the committee chairman receiving an annual fee of A$15,000 and committee members A$10,000. These are the only committee fees that are paid.

Non-executive director retirement benefits

On 8 April 2003, the board resolved to remove retirement allowances for non-executive directors appointed after 8 April 2003 without affecting the entitlements of existing non-executive directors appointed prior to that date.

Non-executive directors appointed before 8 April 2003:

•	with more than five years service - remain entitled to retirement benefits equaling the total fees paid during the three years before retirement.

•	with three-to-five years service - receive pro-rata benefits (80% for 4 years; 60% for 3 years)

•	with less than three years service - receive no benefits.

All non-executive directors under the age of 75 receive a superannuation guarantee contribution that is currently nine per cent of their fees.

Executive remuneration framework

The executive pay and reward framework has four components:

•	fixed annual remuneration, including superannuation

•	short term performance incentive

•	long term incentive through participation in the executive share plan

•	other remuneration.

The combination of these comprises the executive’s total remuneration.

Fixed Annual Remuneration

Fixed annual remuneration may be a mix of cash and prescribed non-monetary benefits at the executive’s discretion (they may salary sacrifice income for superannuation, motor vehicle benefits and laptops).

Executives are offered a competitive fixed annual remuneration. External remuneration consultants provide analysis and advice to ensure the fixed annual remuneration reflects the market for a comparable role within similar sized companies. The fixed annual remuneration for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion or significant role responsibility changes.

There are no guaranteed increases to the fixed annual remuneration in any senior executive’s contract.

Short term performance incentive

A short term incentive is available for executives after their annual review and is subject to achieving both company and individual objectives. The incentive is paid in cash in February each year reflecting performance outcomes for the previous year. It is ‘at risk’ compensation for executives to link short term (one year) performance objectives with short term variable reward.

Using a cluster of performance triggers covering organizational, financial, safety and production targets ensures a significant portion of this variable reward is only available when value has been created for shareholders and when results are consistent with the business plan. The incentive is leveraged for performance to reward executive out-performance.

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Each executive has a short-term incentive target linked to their accountability and impact on organization or business unit performance. For the chief executive officer the maximum target bonus opportunity is 100 percent of fixed annual remuneration and for the executive general managers it is 70 percent.

Each year, the compensation committee considers the appropriate targets and indicators to link the short-term incentive plan and payout levels if targets are met. This includes setting any maximum plan payout, weighting for each indicator and the minimum performance levels to trigger payments.

The two short-term incentive plan components for 2004 included company performance (determined against metrics approved by the board) and individual key result areas. Weightings are applied relative to the executive’s role and company goals for the year. Short-term bonus payments are adjusted in accordance with target performance levels.

Long-term incentive – executive share plan

Plan rewards are set as a percentage of a participant’s fixed annual remuneration, relative to their performance and WMC’s performance against its peers. For the chief executive officer, the maximum potential bonus is 100 percent of fixed annual remuneration and for executive general managers it is 75 percent. It is possible to receive a zero reward bonus, in which case no WMC reward will be received under this plan.

Rewards for this plan are directed to purchasing WMC shares, with each participant required to hold shares that reflect a multiple of their fixed annual remuneration. For the chief executive officer the multiple is 1.5 and for executive general managers it is 1.0.

Only those shares above the multiple may be accessed, with disposal of plan shares subject to restrictions of up to 10 years and board approval.

The executive share plan is determined by WMC’s five-year total shareholder returns against an index of peer group companies.

The WMC board measures company performance against a group of 19 international resources companies that are ranked. The rankings are divided into deciles, resulting in WMC’s decile performance relative to its international peers. WMC’s position on the index establishes the level of reward to executives. Maximum achievable outcomes require top decile performance and reward is reduced for lower performance and is zero below the eighth decile. The potential reward factors, by decile, are shown below.

The comparison companies in the peer index are:

Alumina Limited	Anglo American plc
Antofagasta plc	BHP Billiton Limited
Cameco Corporation	Companhia Vale do Rio Doce
Falconbridge Limited	Freeport McMoRan Copper and Gold Inc
Inco Limited	Industrias Penoles, S.A. de C.V.
KGHM Polska Miedz S.A.	Noranda Inc.
Nuevo Grupo Mexico	Outokumpu Oyj
Phelps Dodge Corporation	Potash Corporation of Saskatchewan Inc.
Rio Tinto plc	Southern Peru Copper Corp
Teck Cominco Limited

The board, assisted by external advice, determines the composition of the peer group to ensure an appropriate mix of companies.

Potential reward factors

Decile	1	2	3	4	5	6	7	8	9	10
Percent of potential long-term incentive outcome	100	90	80	70	60	50	40	30	0	0

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

The other performance measure for an executive is assessed at their annual performance review. An executive’s performance must be considered to have met their individual objectives set by the Chief Executive Officer or, in the case of the Chief Executive Officer, by the WMC board, to receive shares under the plan. Plan eligibility requirements include being permanently employed by WMC on 1 October 2004. Eligible employees with less than 12 month service will receive a pro rata outcome.

The company’s five-year performance, as at 31 December 2004, resulted in a third-decile performance relative to its international peers.

WMC’s auditors, PricewaterhouseCoopers, review the method and outcome for the rolling five-year peer index calculation prior to the final approval to purchase the shares on market.

Between 5 January and 11 January 2005, shares were purchased under the 2004 executive share plan. For the executive directors and specified executives, the total gross cost (pre-tax) of the 2004 plan was A$3.3 million. Given the nature of this plan, these purchase dates were effectively both the share’s grant and vesting dates. The amount was accrued at 31 December 2004.

Benefits

Executives receive benefits including directors’ and officers’ liability insurance and personal financial advice.

Employment contracts

Remuneration and other employment terms for the chief executive officer and the executive general managers are formalized in contracts of employment. Each contract provides for fixed annual remuneration, performance-related cash bonuses and participation, where eligible, in the executive share plan. Other major remuneration provisions are set out below.

Andrew Michelmore – Chief Executive Officer and an executive director

Term of agreement – four years from 1 January 2003.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$1,400,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 24 months written notice and redundancy benefits (or the remaining term of the contract to a minimum of 12 months if less than two years remain of the term in addition to redundancy benefits), or Andrew Michelmore may by giving six months written notice.

The board has undertaken to review Mr Michelmore’s contract during the first half of 2005 with a view to establishing a new contract by 1 July 2005.

Alan Dundas – Executive General Manager – Nickel and an executive director

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$825,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Alan Dundas may by giving six months written notice.

Bruce Brook – Chief Financial Officer

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$725,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Bruce Brook may by giving six months written notice.

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Greg Travers – Executive General Manager – Group Services

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$640,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Greg Travers may by giving six months written notice.

Michael Nossal – Executive General Manager –Business Strategy and Development

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$700,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Michael Nossal may by giving six months written notice.

Seamus French – Executive General Manager – Copper-Uranium

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$650,000 to be reviewed annually by the compensation committee.

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Seamus French may by giving six months written notice.

Martin Foreman – Executive General Manager Fertilizer and Industrial Minerals

Term of agreement — unspecified.

Fixed annual remuneration, inclusive of superannuation, for the year ended 31 December 2004 of A$600,000 to be reviewed annually by the compensation committee

Payment of termination benefit on early termination by the employer, other than for illegal or gross misconduct, neglect of duties, becoming bankrupt or becoming disqualified under the Corporations Act.

The company may terminate employment by giving 12 months written notice and redundancy benefits, or Martin Foreman may by giving six months written notice.

WMC RESOURCES LTD AND CONTROLLED ENTITIES

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(d)	Details of remuneration

Details of the remuneration of each specified director of WMC Resources Ltd and each specified executive of the consolidated entity, including their personally-related entities, are set out in the following table:

		Primary			Post Employment		Equity	Other Benefits	TOTAL
		Cash Salary, Fees & Commissions $	Cash Profit sharing and Bonus STI[1] $	Non-Monetary Benefits[2] $	Superannuation $	Retirement Benefits[3] $	Shares[4] $	Other[5] $	$
Specified directors of WMC Resources Ltd

Tommie Bergman	Chairman and non-executive director	330,000	—	—	29,700	342,594	—	135	702,429
Graeme McGregor	Director (non-executive director)	130,000	—	—	11,700	—	—	135	141,835
G John Pizzey	Director (non-executive director)	125,000	—	—	11,250	—	—	135	136,385
David Meiklejohn	Director (non-executive director)	120,000	—	—	10,800	—	—	135	130,935
Adrienne Clarke	Director (non-executive director)	115,000	—	—	10,350	51,510	—	135	176,995
Ian Webber	Director (non-executive director)	110,000	—	—	9,900	39,900	—	135	159,935
Peter Knight	Director (non-executive director)	110,000	—	—	9,900	45,343	—	135	165,378
Andrew Michelmore	Chief Executive Officer and an executive director	1,222,936	1,400,000	43,426	133,638	—	1,120,000	135	3,920,135
Alan Dundas	Executive General Manager – Nickel and an executive director	782,693	577,500	9,712	35,095	—	495,000	135	1,900,135

Total remuneration for specified directors		3,045,629	1,977,500	53,138	262,333	479,347	1,615,000	1,215	7,434,162

Specified executives of the Consolidated entity
Bruce Brook	Chief Financial Officer	645,665	507,500	44,789	37,046	—	435,000	135	1,670,135
Michael Nossal	Executive General Manager - Business Strategy and Development	657,178	490,000	5,776	37,046	—	420,000	135	1,610,135
Seamus French	Executive General Manager - Copper Uranium	461,807	455,000	146,250	113,041	—	390,000	135	1,566,233
Greg Travers	Executive General Manager - Group Services	623,281	448,000	9,945	11,293	—	384,000	135	1,476,654
Martin Foreman	Executive General Manager - Fertilizer and Industrial Minerals (commenced in role on 29 November 2004)	51,263	100,000	39,454	1,931	—	90,000	10,552	293,200

Total remuneration for specified executives		2,439,194	2,000,500	246,214	200,357	—	1,719,000	11,092	6,616,357

[1]	Short-term incentive scheme.

[2]	Includes salary sacrificed motor vehicle, laptop computer benefits and personal financial advice. Mr French received a relocation allowance of A$146,250. Dr Foreman received relocation and packaged associated benefits on appointment including tax advice, school application fees, flights, temporary accommodation, car hire, visitation costs and pro-rata rental reimbursement and house purchase costs.

[3]	Retirement benefits accrued during the current year. Final payments will be subject to director’s fee at the date of retirement and company superannuation contributions during the period of service. The total amount accrued to date is A$1,681,682. Mr Bergman’s increase is largely due to two years as Chairman and an increase from a pro-rata rate of 0.6 (three years) to 0.8 (four years). Mr McGregor and Mr Pizzey are not eligible to receive the retirement benefit as they were only appointed after 8 April 2003. Mr Meiklejohn will be eligible for pro-rated benefits from next year.

[4]	This is the amount of the entitlement to the shares in relation to the 2004 year and these shares were purchased in early 2005. The acquisition price of shares under the terms of all our share plans was A$7.2587 being the volume weighted average price of shares traded on the Australian Stock Exchange over the five days up to and including the date of transfer. The price for establishing employee entitlements was A$7.2658. A holding lock applies to shares purchased under the executive share plan, where a minimum holding reflecting a specified multiple of salary must be maintained

[5]	Includes directors and officers’ liability insurance and a pro-rata sign on payment for Dr Foreman (A$125,000 payable over 12 months).

Note: Remuneration of directors of WMC Resources Ltd and specified executives of the consolidated entity for the year ended 31 December 2003 is not shown as this is the first financial report prepared since the issue of AASB 1046 Director and Executive Disclosures by Disclosing Entities.

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(e)	Share Based Compensation – Options

During 2003, WMC decided to discontinue allotment of options under the employee option plan. The employee option plan has now been replaced by an employee share plan and an executive share plan. The options outstanding remain exercisable under the applicable employee option plan rules.

(f)	Equity Instrument Disclosures Relating to Specified Directors and Specified Executives

Shares Provided on Exercise of Remuneration Options

Ordinary shares in WMC Resources Ltd provided as a result of the exercise of remuneration options during the year by each specified director and each specified executive of the consolidated entity are set out below.

	Directors of WMC Resources Ltd[2]		Executives of the consolidated entity
	A Michelmore	A Dundas	B Brook	G Travers	S French
Balance at beginning of the year	280,000	202,000	25,000	230,000	69,200
Exercised during the year	50,000	20,000	25,000	—	—
Date of exercise of options	20/12/2004	20/12/2004	3/9/2004	—	—
Amount paid per ordinary share	$3.90	$3.90	$4.33	—	—
No. of ordinary shares issued on exercise of options during the year	50,000	20,000	25,000	—	—
Balance at end of year	230,000	182,000	—	230,000	69,200
Balance vested and exercisable at end of the year1	230,000	182,000	—	230,000	69,200

[1]	No options are vested and unexercisable at the end of the year.

[2]	Non-executive directors do not receive options in WMC Resources Ltd

Shareholdings

The number of shares in the company held during the financial year by each specified director of WMC Resources Ltd and each specified executive of the consolidated entity, including their personally related entities, are set out below.

Ordinary shares

Name	Balance at the Beginning of the Year	Received During the Year as Remuneration[1]	Received During the Year on the exercise of options	Other Changes During the Year		Balance at the Endof the Year
Specified Directors of WMC Resources Ltd
T Bergman	60,000	—	—	—		60,000
A Michelmore	159,981	192,001	50,000	—		401,982
A Dundas	115,157	108,000	20,000	—		243,157
A Clarke	5,063	—	—	176	[2]	5,239
I Webber	20,000	—	—	—		20,000
P Knight	6,109	—	—	—		6,109
D Meiklejohn	5,000	—	—	—		5,000
G McGregor	—	—	—	235 5,000	[2] [3]	5,235
G J Pizzey	7,000	—	—	243 4,047	[2] [4]	11,290
Specified Executives of the consolidated entity
B Brook	82,085	100,800	25,000	—		207,885
G Travers	108,995	86,400	—	—		195,395
M Nossal	—	73,440	—	—		73,440
S French	56,890	54,720	—	—		111,610
M Foreman	—	—	—	5,960	[3]	5,960

[1]	These shares were granted in the 2004 year in relation to the 2003 remuneration of directors and executives

[2]	Allotted under dividend reinvestment plan

[3]	On-market purchase

[4]	G Pizzey acquired an indirect interest in WMC Resources Ltd shares as a result of a consolidation of his family’s superannuation fund assets

42.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(g)	Loans to Directors and Executives

There were no new loans made during the year to specified directors of WMC Resources Ltd or the specified executives of the consolidated entity, including their personally-related entities.

(h)	Other Transactions and Balances with Specified Directors and Specified Executives

Specified Directors of WMC Resources Ltd

No transactions and balances took place during the reporting period between the WMC Resources Ltd (and any of its subsidiaries) and the specified directors (including their personally-related entities).

Specified Executives of the Controlled Entity

No transactions and balances took place during the reporting period between the WMC Resources Ltd (and any of its subsidiaries) and the specified executives (including their personally-related entities).

43.	INVESTMENT IN ASSOCIATE

The investment in associates is accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the associate is set out below:

On 9 December 2004 WMC announced that it had formed a strategic partnership with AWB Limited and Elders Limited relating to the distribution and marketing of fertilizers. The outcome of this arrangement was that, effective from 1 December 2004, WMC’s interest in Hi-Fert Pty Ltd was diluted from 100% to 33.3%. The principle activity of HiFert Pty Ltd is the procurement, processing and sales of a broad range of fertilizer products.

	Consolidated
	2004 A$ m	2003 A$ m
Results attributable to associate
Operating loss before income tax	(0.4)	—
Income tax credit attributable to operating loss	0.1	—

Operating loss after related income tax	(0.3)	—

Retained profit attributed to associate at the beginning of the financial year	—	—
Retained loss attributed to associate at the end of the financial year	(0.3)	—

Movements in carrying amounts of investments in associates
Carrying amount at the beginning of the year	—	—
New investments[1]	44.0	—
Share of operating loss after related income tax	(0.3)	—

Carrying amount at the end of the year	43.7	—

Share of associate’s contingent liabilities	0.1	—
Share of associates expenditure commitments
Capital commitments	0.2	—
Lease commitments	1.9	—

[1]	Includes additional capital injection of A$10.0 million

44.	REMUNERATION OF AUDITORS

	Thousands of A$
	2004	2003
(a) Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
Auditors of parent entity - PricewaterhouseCoopers
- parent entity	1,577	1,403
- controlled entities	30	27

	1,607	1,430

Other member firms of PricewaterhouseCoopers International	159	126

	1,766	1,556

(b) Remuneration for audit-related services

Annual report on US Form 20-F:
- prior year	195	378
- current year	474	302
Form 144A Bond Issue offering document	—	533

	669	1,213

(c) Remuneration for tax services

- Australian tax services	634	460
- Overseas tax services	117	487

	751	947

(d) Remuneration for other services

- Investigating Accountants Report and related services	1,038	—
- Project Reviews and Sustainability Report Services	336	488
- Other assurance services	114	133

	1,488	621

Total	4,674	4,337

Non-audit services

WMC is committed to audit independence. The audit committee reviews the independence of the external auditors on an annual basis. This process includes confirmation from the auditors that, in their professional judgment, they are independent of the WMC Resources group. To ensure that there is no potential conflict of interest in work undertaken by our external auditors (PricewaterhouseCoopers), they may only provide services that are consistent with the role of the company’s auditor.

As WMC is a United States registrant, it is not permitted to use the external auditors to perform specific activities. Those activities have been legislated by the Sarbanes Oxley Act of 2002 and other Securities and Exchange Commission (SEC) rules and regulations on the basis that they impede auditor independence. The external auditors can provide other non-audit services, but cannot provide such services when they are, or are perceived to be, in conflict with audit independence.

The board of directors has considered the position and, in accordance with the advice from the audit committee is satisfied that the provision of the non-audit services during the period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. All non-audit services must be pre-approved by the audit committee. In certain circumstances, that authority is delegated to the audit committee’s chairman.

The directors are of the opinion that the services as disclosed above do not compromise the external auditors’ independence, based on advice received from the audit committee, for the following reasons:

•	all non-audit services have been reviewed and pre-approved to ensure that they do not impact the integrity and objectivity of the auditor. In certain circumstances, that authority is delegated to the audit committee’s chairman;

•	none of the audit services undermine the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia’s “Professional Statement F1 – Professional Independence”, including reviewing or auditing the auditors own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards; and

•	the services are in compliance with the Sarbanes Oxley Act of 2002 and are in accordance with the SEC rules and regulations on auditor independence.

45.	EVENTS SUBSEQUENT TO BALANCE DATE

On 22 November 2004, Swiss-based company, Xstrata Plc, notified the Australian Stock Exchange that it intended to make a cash offer through Xstrata Capital Holdings Pty Limited for all of the issued capital of WMC Resources Ltd. The company lodged its Target’s Statement in response to Xstrata’s subsequent off-market offer on 4 January 2005. Directors advised WMC shareholders to reject the A$6.35 offer as being materially inadequate.

On 2 February 2005, Xstrata increased its offer to A$7.20 per share. The directors of WMC Resources Ltd have declined to endorse the offer to shareholders. The Xstrata’s offer expired on 24 March 2005.

On 8 March 2005, BHP Billiton announced a cash offer of A$7.85 per share for the entire issued capital of the ultimate parent company, WMC Resources Ltd, subject to a number of conditions, including BHP Billiton receiving acceptances representing 90% of WMC Resources Ltd shares. Foreign Investment Review Board and other key regulatory approvals including the Australian Competition and Consumer Commission (ACCC) and European Commission have been received.

In the absence of a superior proposal, the Board of WMC Resources Ltd have unanimously endorsed the offer to shareholders. The offer was due to close on 6 May 2005 but has been extended on 28 April 2005 until 7:30 pm 3 June. The offer remains conditional upon receipt of acceptances representing 90% of WMC shares. No other terms or conditions of the offer have been changed. As of 28 April 2005, BHP Billiton held 3.53% of WMC Shares.

Except as mentioned above in respect of the Xstrata and BHP Billiton takeover offers, at the date of this report, there are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in future financial years.

46.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

WMC will be required to prepare financial statements which comply with Australian equivalents to International Financial Reporting Standards (AIFRS), as issued by the Australian Accounting Standards Board, from 1 January 2005. The financial report for the half year ending 30 June 2005 will be the first financial report prepared in compliance with AIFRS. Comparative information will be required to be restated to reflect the application of AIFRS to that comparative period.

As WMC is a SEC foreign registrant, it is required to present statements of financial performance and cash flows and related notes for a three year period for its United States financial report on Form 20-F. This would normally require the WMC AIFRS transition date to be on 1 January 2003, one year earlier than required for Australian only listed entities. The SEC has finalized its position regarding the inclusion of comparative information and has determined that only one comparative year will be required for foreign registrants. As a result, WMC’s transition date will be 1 January 2004.

During 2003, WMC established a project team to manage and plan the transition to AIFRS, to ensure all stakeholders are informed and to identify solutions to issues which arise during the project. A detailed technical evaluation, calculation of transition adjustments and management of any process or system changes required, are underway.

The following summarizes the key areas in which AIFRS will have an impact for WMC.

(a)	Provision for environmental rehabilitation

Environmental obligations associated with the retirement or disposal of long lived assets will be recognized when the disturbance occurs and are based on the extent of damage incurred. The provision is measured as the present value of the future expenditure. A corresponding rehabilitation asset is also recognized.

On an ongoing basis, the rehabilitation liability will be remeasured at each reporting period in line with the changes in the time value of money (recognized as an expense in the statement of financial performance and an increase in the provision), and additional disturbances/changes in rehabilitation costs will be recognized as additions/changes to the corresponding asset and rehabilitation liability. The rehabilitation asset will be amortized to the statement of financial performance on the same basis as the development asset.

Currently, WMC has a rehabilitation liability which progressively increases (with the corresponding amount booked to the statement of financial performance) over the life of the operation.

Impact on WMC:

Transition impact - WMC will be required to remeasure the existing environmental rehabilitation provision to the present value of the future expenditure and recognize a related rehabilitation asset. Retained earnings will be impacted to the extent that this net position differs from the existing rehabilitation provision.

46.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (continued)

Continuing impact - The statement of financial performance will recognize both an accretion expense and amortization of the rehabilitation asset.

(b)	Derivatives

Some financial assets and liabilities, including all derivatives, will be recorded on the face of the statement of financial position at fair value. Assuming certain conditions are met, hedges are classified as either cash flow hedges, fair value hedges or hedges of investments in foreign operations. Changes in the fair value of cash flow hedges can be deferred in an equity account in the statement of financial position, provided the hedges are effective. Changes in the market value of fair value hedges together with changes in the fair value of underlying positions are booked to the statement of financial performance.

WMC currently values hedges at spot prices and defers gains and losses on effective hedges as assets and liabilities on the statement of financial position until the underlying hedged transaction occurs.

Impact on WMC:

Transition impact – WMC is yet to determine the date of transition, however it is likely the existing derivative based balances will be revalued to market rates and any deferred gains or losses transferred to equity.

Continuing impact – As WMC closed out its 2005 to 2008 currency and 2005 to 2010 commodity hedge books in 2003 and 2004 (and it is assumed that no hedging will be put in place under our current Price Risk Management Policy) and the effect of the 2004 legacy hedge book will be finalized in 2004, there should not be a significant impact on earnings.

(c)	Defined benefit superannuation plan

An asset/liability, being the net of the defined benefit obligation (adjusted for unrecognized actuarial gains/losses and past service costs) and the fair value of the plan assets, will be recognized in the statement of financial position. On an ongoing basis, the movement in this net balance will be recognized in the statement of financial performance.

Currently, WMC recognizes the cash contributions to the defined benefit super fund as an expense in the statement of financial performance.

Impact on WMC:

Transition impact - WMC will recognize a defined benefit liability in the statement of financial position with the corresponding impact to retained earnings.

Continuing impact – Movements in the net position of the defined benefit fund at subsequent reporting periods will be recognized in the statement of financial performance.

(d)	Income tax

Income tax will be calculated based on the ‘balance sheet’ approach, replacing the current income statement method. This may result in the recognition of additional deferred tax assets and liabilities. In addition, tax losses will be recognized as an asset to the extent that future taxable profits are probable. This may result in greater deferred tax assets when compared to the existing criteria for recognizing future income tax benefits when tax losses are virtually certain of being realized and timing differences where realization is assured beyond reasonable doubt.

Impact on WMC:

Transition impact - The change to the balance sheet approach may result in the recognition of additional deferred tax assets and liabilities with a corresponding impact to retained earnings.

Continuing impact - Movements in deferred tax assets and liabilities will be recognized in the statement of financial performance.

(e)	Impairment of assets

The recoverable amount of non-current assets will be assessed as the higher of net selling price and value in use, on a discounted basis. WMC currently assesses recoverable amounts of non-current assets based on undiscounted future net cash flows.

Impact on WMC:

Transition impact – Current assessment does not indicate any impact on the AIFRS opening statement of financial position.

Continuing impact – Future economic cycles and other risks and uncertainties could result in a greater volatility of earnings as a consequence of write-downs (and subsequent reversals) of non-current assets.

47.	RECONCILIATION TO US GAAP

The accounting policies and accounting standards under which the consolidated financial statements of WMC Resources Ltd are prepared are in accordance with Australian GAAP. The reconciliations and analyses presented in this note represent the financial information which would be required if US GAAP had been applied instead of Australian GAAP.

INCOME AND COMPREHENSIVE INCOME STATEMENT - US GAAP RECONCILIATION

The following is a summary of the adjustments to net income for the years ended 31 December 2004, 2003 and 2002 that would be required if US GAAP had been applied instead of Australian GAAP.

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m As Restated	Year to 31 Dec 2002 A$m
Net income attributable to members of WMC Resources Ltd as reported in accordance with Australian GAAP		1,326.9	245.6	23.0

Adjustments required to conform with US GAAP:
- Research and development expenditure capitalized	47(a)	0.1	(0.3)	0.2
- Exploration and evaluation expenditure capitalized	47(b)	(6.7)	(7.3)	2.5
- Start up cost amortization written back	47(c)	1.1	1.2	6.6
- Royalty received from the sale of gold operations*	47(d)	—	—	13.6
- Revenue from insurance proceeds	47(e)	38.7	19.5	(58.2)
- Option payment amortization written back	47(f)	—	—	11.4
- Amortization of mine development and post-production waste removal costs	47(h), (i)	(139.6)	8.7	(4.6)
- Lease commitments	47(j)	(0.4)	(0.5)	7.7
- Asset retirement obligations	47(k)	6.3	1.0	—
- Fair value accounting for derivatives	47(l),(n)(v)	(140.9)	284.7	128.6
- Pension funds	47(m)	8.7	4.9	0.5
- Transfers of net assets and exchanges of shares between entities under common control:	47(n)
- Copper-uranium idle and inactive assets	47(n)(i)	(2.7)	(10.0)	—
- Copper-uranium acquired mineral rights	47(n)(ii)	25.4	25.4	2.2
- Fertilizer assets fair value adjustment	47(n)(iii)	(17.0)	(12.3)	(1.1)
- Repurchase of Yankee Bonds	47(n)(v)	—	(1.3)	(143.7)
- Stamp duty	47(n)(vi)	—	—	(24.0)
- Other fair value adjustments	47(n)(vii)	—	—	(9.0)
- Adjustment to stock valuation	47(o)	51.5	(5.0)	—
- Meliadine transaction profit *	47(p)	—	14.2	—
- Provisional pricing adjustment	47(r)	(18.0)	18.0	—
- Realized net exchange gains/(losses)	47(s)	(2.5)	6.9	—
- Recognition of tax balances[1]	47(t)	(360.2)	235.1	—
- Income tax effect of US GAAP adjustments[1]		(18.4)	(123.8)	(25.7)

Total adjustments		(574.6)	459.1	(93.0)

Net income/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle		752.3	704.7	(70.0)

Transitional adjustment on adoption of new policy for asset retirement obligations (post-tax)	47(k)	—	(19.1)	—

Transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs (post-tax)	47(g)	—	—	(39.5)

Net income/(loss) in accordance with US GAAP[1]		752.3	685.6	(109.5)

*	This reconciliation item relates to discontinued operations.

[1]	In our previously published financial statements, the US GAAP adjustment for the recognition of tax balances and income tax effect of US GAAP adjustments was incorrectly stated by A$52.3 million and A$(5.5) million respectively (net of A$46.8 million) for the year to 31 December 2003. The error arose from the non-recognition of certain timing differences from a US GAAP perspective. US GAAP income was restated to A$685.6 million (income was originally reported as A$732.4 million before the, net adjustment of A$46.8 million). Similarly, 2003 US GAAP equity was restated to A$3,938.6 million (equity was originally reported as A$3,985.4 million before the adjustment of net A$46.8 million).

47.	RECONCILIATION TO US GAAP (continued)

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m As Restated	Year to 31 Dec 2002 A$m
Net income/(loss) in accordance with US GAAP is represented by:
Net income/(loss) from continuing operations before cumulative effect of change in accounting principle		752.3	684.0	(121.3)
Prior year transitional adjustment on adoption of new policy		—	(19.1)	(39.5)

Net income/(loss) from continuing operations		752.3	664.9	(160.8)
Net income from discontinued operations		—	20.7	51.3

		752.3	685.6	(109.5)

COMPREHENSIVE INCOME
Net income in accordance with US GAAP as above		752.3	685.6	(109.5)
Foreign currency translation adjustments		(0.5)	(3.7)	3.1
Unrealized gains on available for sale investments	47(q)	(10.5)	11.1	—
Recognition of tax balances	47(t)	—	272.4	—
FAS 133 adjustment for current year	47(l)	(7.9)	408.5	192.6

Comprehensive income in accordance with US GAAP		733.4	1,373.9	86.2

Related tax benefit / (expense) of other comprehensive income / (loss)included in above movements:
Foreign currency translation adjustments		—	—	—
Transitional adjustment on adoption of FAS 133		—	—	—
Unrealized gains on available for sale investments		—	—	—
FAS 133 adjustment for current year		3.4	(175.1)	(82.5)

		3.4	(175.1)	(82.5)

47.	RECONCILIATION TO US GAAP (continued)

SHAREHOLDERS’ EQUITY - US GAAP RECONCILIATION

The following is a summary of the adjustments to shareholders’ equity as at 31 December 2004 and 2003 that would be required if US GAAP had been applied instead of Australian GAAP.

	Notes	As at 31 Dec 2004 A$m	As at 31 Dec 2003 A$m As Restated
Shareholders’ equity as reported in accordance with Australian GAAP		5,109.1	3,949.7

Adjustments required to conform with US GAAP:
- Research and development expenditure capitalized	47(a)	(0.5)	(0.6)
- Exploration and evaluation expenditure capitalized	47(b)	(14.3)	(7.6)
- Start up costs capitalized	47(c)	(24.6)	(25.7)
- Revenue from insurance proceeds	47(e)	—	(38.7)
- Amortization of mine development and post-production waste removal costs	47(h), (i)	(191.9)	(52.3)
- Lease commitments	47(j)	6.8	7.2
- Asset retirement obligations	47(k)	(20.0)	(26.3)
- Fair value accounting for derivatives	47(l)	(35.9)	12.1
- Pension funds	47(m)	(30.0)	(38.7)
- Transfers of net assets and exchanges of shares between entities under common control:	47(n)
- Copper-uranium idle and inactive assets	47(n)(i)	14.5	17.2
- Copper-uranium acquired mineral rights	47(n)(ii)	(1,218.5)	(1,243.9)
- Fertilizer assets fair value adjustment [1]	47(n)(iii)	212.4	229.4
- Acquisition of hedge instruments	47(n)(iv)	741.9	846.1
- Repurchase of Yankee Bonds	47(n)(v)	0.9	0.9
- Other fair value adjustments	47(n)(vii)	12.7	12.7
- Adjustment to stock valuation	47(o)	46.5	(5.0)
- Valuation of listed investments	47(q)	0.6	11.1
- Provisional pricing adjustment	47(r)	—	18.0
- Recognition of tax balances	47(t)	147.3	507.5
- Income tax effect of US GAAP adjustments		(249.5)	(234.5)

WMC Resources shareholders’ equity according to US GAAP		4,507.5	3,938.6

ROLL FORWARD ANALYSIS OF SHAREHOLDERS’ EQUITY UNDER US GAAP
Opening shareholders’ equity according to US GAAP [1]		3,938.6	2,470.4
Net income in accordance with US GAAP [2]		752.3	704.7
Transitional adjustment on adoption of new policy for asset retirement obligations	47(k)	—	(19.1)
Other comprehensive income		(18.9)	688.3
Shares issued on conversion of options	33	41.9	60.6
Shares issued for final contractual payment for the acquisition of Corridor Sands	33	—	33.7
Shares issued from dividend reinvestment plan	33	59.7	—
Dividends paid	34(c)	(266.1)	—

Closing shareholders’ equity according to US GAAP		4,507.5	3,938.6

[1]	In our previously published financial statements, the US GAAP adjustment for the Fertilizer assets fair value adjustment was incorrectly stated by A$59.7 million as at 31 December, 2002. This error arose as a result of the treatment of capitalized interest from the Fertilizer business which had been fair valued to zero at demerger under Australian GAAP. These were correctly included in the Australian GAAP fair value calculation at demerger but incorrectly omitted from the US GAAP adjustment. The restated balances of total assets to A$6,823.7 million, opening equity to A$2,470.4 million (opening equity was originally reported as A$2,410.7 million before the adjustment of A$59.7 million) and accordingly, closing equity to A$3,938.6 million (together with restatement described in footnote 2 below) reflect the correction of the previously understated position as at 31 December, 2003. This error had no effect on any of income before extraordinary items, net income or related per share amounts.

[2]	Refer footnote under Income and Comprehensive Income - US GAAP Reconciliation on page F - 73

47.	RECONCILIATION TO US GAAP (continued)

BALANCE SHEET - US GAAP RECONCILIATION

The following are the variations in total assets and total liabilities as at 31 December 2004 and 2003 that would be required if US GAAP had been applied instead of Australian GAAP.

	Notes	As at 31 Dec 2004 A$m	As at 31 Dec 2003 A$m As Restated
TOTAL ASSETS - US GAAP RECONCILIATION
Total assets in accordance with Australian GAAP		8,163.1	7,560.2

Adjustments required to conform with US GAAP:
- Research and development expenditure capitalized	47(a)	(0.5)	(0.6)
- Exploration expenditure capitalized	47(b)	(14.3)	(7.6)
- Start up costs capitalized	47(c)	(24.6)	(25.7)
- Insurance proceeds	47(e)	—	(38.7)
- Mine development and post-production waste removal costs	47(h), (i)	(191.9)	(52.3)
- Asset retirement obligations	47(k)	41.9	36.0
- Fair value accounting for derivatives	47(l), 47(n)(v)	0.4	0.5
- Transfers of net assets and exchange of shares between entities under common control:	47(n)
- Copper-uranium idle and inactive assets	47(n)(i)	14.5	17.2
- Copper-uranium acquired mineral rights	47(n)(ii)	(1,218.5)	(1,243.9)
- Fertilizer assets fair value adjustment [1]	47(n)(iii)	212.4	229.4
- Other fair value adjustments	47(n)(vii)	12.7	12.7
- Adjustment to stock valuation	47(o)	46.5	(5.0)
- Valuation of listed investments	47(q)	0.6	11.1
- Provisional pricing adjustment	47(r)	—	18.0
- Recognition of tax balances	47(t)	—	312.4

Total assets in accordance with US GAAP		7,042.3	6,823.7

TOTAL LIABILITIES - US GAAP RECONCILIATION
Total liabilities in accordance with Australian GAAP		3,054.0	3,610.5

Adjustments required to conform with US GAAP:
- Lease commitments	47(j)	(6.8)	(7.2)
- Asset retirement obligations	47(k)	61.9	62.3
- Fair value accounting for derivatives	47(l)	35.9	(12.1)
- Pension funds	47(m)	30.0	38.7
- Transfers of net assets and exchange of shares between entities under common control:	47(n)
- Acquisition of hedge instruments	47(n)(iv)	(741.5)	(845.6)
- Repurchase of Yankee Bonds	47(n)(v)	(0.9)	(0.9)
- Recognition of tax balances	47(t)	—	(195.2)
- Income tax effect of US GAAP adjustments		102.2	234.6

Total liabilities in accordance with US GAAP		2,534.8	2,885.1

[1]	Refer footnote under Shareholder’s Equity - US GAAP Reconciliation on F - 75

[2]	Refer footnote under Income and Comprehensive Income - US GAAP Reconciliation on F - 73

47.	RECONCILIATION TO US GAAP (continued)

STATEMENT OF CASH FLOWS - US GAAP RECONCILIATION

The WMC Resources Ltd Consolidated Statement of Cash Flows has been prepared in accordance with Australian Accounting Standard AASB 1026, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 ‘Statement of Cash Flows’. The principle differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents:

•	Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities.

•	Under US GAAP cash and cash equivalents which are subject to restrictions on use are not considered to be part of cash and cash equivalents and so these cash flows are excluded.

•	Payments for post-production waste removal costs and research and development are included in cash flows from operating activities for US GAAP, while for Australian GAAP, they are investing cash flows.

•	Other differences in the US GAAP statement of cash flows relate to those items capitalized under Australian GAAP that would be expensed under US GAAP and would be included in the US GAAP cash flows from operating activities.

The statement below shows the adjustments to be made to the Australian GAAP cash flow statement to reclassify it to comply with US GAAP for the years ended 31 December 2004, 2003 and 2002.

	Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Cash flows from operating activities as reported – Australian GAAP			1,422.4	675.5	399.0
Reclassification of payments for exploration expenditure expensed for US GAAP	47	(b)	(6.7)	(7.3)	—
Reclassification of payments for research and development expensed for US GAAP	47	(a)	—	(0.3)	(0.4)
Reclassification of deferred stripping expenditure from investing	47	(i)	(92.1)	(85.9)	(98.3)
Movements in restricted cash not classified as cash and cash equivalents for US GAAP			3.1	(7.7)	(11.1)

Net cash provided by operating activities - US GAAP			1,326.7	574.3	289.2

Cash flows from investing activities as reported – Australian GAAP			(345.9)	(679.9)	(402.7)
Reclassification of payments for exploration expenditure expensed for US GAAP			6.7	7.3	—
Reclassification of payments for research and development expensed for US GAAP	47	(a)	—	0.3	0.4
Reclassification of deferred stripping expenditure to operating	47	(i)	92.1	85.9	98.3

Net cash (used in)/provided by investing activities - US GAAP			(247.1)	(586.4)	(304.0)

Cash flows from financing activities as reported – Australian GAAP			(701.1)	27.3	(24.8)
Changes in bank overdrafts (net)			—	—	(0.2)
Net cash provided by/(used in) financing activities – US GAAP			(701.1)	27.3	(25.0)

Net (decrease)/increase in cash and cash equivalents – US GAAP			378.5	15.2	(39.8)
Cash and cash equivalents at the beginning of the year – US GAAP			76.4	74.3	119.0
Effects of exchange rate changes on opening foreign currency cash balances – US GAAP			(1.8)	(13.1)	(4.9)

Cash and cash equivalents at the end of the financial year – US GAAP			453.1	76.4	74.3

Reconciliation of cash and cash equivalents for US GAAP:
Cash and cash equivalents as reported – Australian GAAP	9		473.9	100.3	90.5
Restricted cash excluded from cash and cash equivalents for US GAAP	9		(20.8)	(23.9)	(16.2)

Cash and cash equivalents in accordance with US GAAP			453.1	76.4	74.3

47.	RECONCILIATION TO US GAAP (continued)

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

Under Statement of Position 98-5, “Reporting on the Costs of start-up activities”, the costs of start-up activities including organizational costs, are required to be expensed as incurred. Under Australian GAAP start up costs are capitalized and deferred as part of the mineral extraction or processing facilities being developed or constructed. These deferred costs are then amortized from the start of production over the life of the facilities concerned. This adjustment has been reclassified for 2002 to exclude the assets of the Fertilizer business which were fair valued to nil under Australian GAAP at demerger, the Fertilizer fair value adjustment (Note 47(n)(iii)) was also amended to reflect this reclassification.

(d)	The right to royalties received from sale of gold operations not recognized

The right to royalties received in consideration for the gold mines sold during 2001 has been recognized at fair value under Australian GAAP and included in the determination of the gain on disposal. Under US GAAP, since the right to the royalties received had not been realized at December 31, 2001, WMC Resources retained an amount of the carrying value of the mines on the balance sheet at December 31, 2001 in the proportion that the value of the right to the royalties bears to the total value of the consideration received. The increase in net income for US GAAP in 2002 represents the difference in carrying value when the royalty was sold during the year ended 31 December, 2002.

(e)	Revenue from insurance proceeds

Under Australian GAAP, insurance proceeds are recognized when WMC Resources is satisfied that a valid claim exists which will be accepted, it is probable that the amount will flow to WMC Resources and the amount can be measured reliably. Under US GAAP, insurance proceeds are not recognized as revenue until realized, either through receipt of the insurance proceeds or an agreement with the insurance provider as to the amount of insurance proceeds to be received. As of 31 December, 2002, WMC Resources recorded insurance proceeds receivable of A$58.2 million under Australian GAAP. As WMC Resources had not yet concluded an agreement on the full amount of insurance proceeds to be received, this amount was reversed for US GAAP. During 2003, A$19.5 million of the receivable booked in 2002 was received and is therefore recorded as income under US GAAP during 2003. As at 31 December, 2003, an agreement on the remaining amount of A$38.7 million had not been reached, the amount is therefore not recorded as income in 2003 for US GAAP. The agreement was concluded with full amount received in 2004. This amount is recorded as income in 2004 under US GAAP.

(f)	Option payment capitalized

An option payment made in 2000 for the right to participate in the Corridor Sands bankable feasibility study and earn an interest in any resultant development was deferred and amortized over the period during which the study is undertaken. Under US GAAP the payment was expensed when incurred. Following the acquisition of Corridor Sands in 2002, the remaining option payment was written off for Australian GAAP. Consequently, for 2002, a US GAAP adjustment is required to reverse the 11 months of amortization charged before the write-off. For 2003 and 2004, there is no difference between the Australian GAAP and US GAAP treatment.

47.	RECONCILIATION TO US GAAP (continued)

(g)	Accounting change - depreciation and amortization

Effective 1 January, 2002 the company changed its methodology for the determination of amortization of mine development assets (including post production waste removal costs) under US GAAP. Prior to 1 January, 2002 the company amortized mining development on a composite basis. Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the units-of-production method based on total developed and undeveloped proven and probable reserves.

After considering the evolving US industry practice in this area, management decided to revise its amortization methodology prospectively. Effective 1 January, 2002 US GAAP depreciation for mine development assets (including post-production waste removal costs) excludes consideration of future development costs. Refer to Note 47(h) for details of the new policy for amortization of mine development and Note 47(i) for amortization of post-production waste removal costs. The cumulative effect recorded on 1 January, 2002 of changing to the new accounting policy was A$39.5 million (post-tax).

(h)	Amortization of mine development

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or reserves for which no further capital expenditure is required. No future development costs are taken into account in calculating the amortization charge. The adjustment to US GAAP income for 2004 was an increase of A$6.5 million before tax (2003: increase of A$7.9 million, 2002: increase of A$1.8 million).

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

(i)	Post-production waste removal costs

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

The Australian GAAP opening balances, movements and closing balances of post-production waste removal costs are as follows:

	2004 A$m	2003 A$m	2002 A$m
Opening balance	160.1	186.2	161.5
Costs capitalized	92.1	85.9	98.3
Amortization charge	(62.4)	(112.0)	(73.6)

Closing balance	189.8	160.1	186.2

The US GAAP movements and closing balances of post-production waste removal costs are as follows:

	2004 A$m	2003 A$m	2002 A$m
Opening balance	116.4	141.7	161.5
Cumulative effect adjustment	—	—	(38.1)
Costs capitalized	92.1	85.9	98.3
Amortization charge	(208.5)	(111.2)	(80.0)

Closing balance	—	116.4	141.7

The adjustment to US GAAP income for 2004 was a decrease of A$146.1 million before tax (2003: increase of A$0.8 million). The total of the US GAAP adjustments to income at 47(h) and 47(i) is A$139.6 million (2003: A$ 8.7 million)

47.	RECONCILIATION TO US GAAP (continued)

(i)	Post-production waste removal costs (continued)

For US GAAP, the amortization of deferred post-production waste removal costs is determined by applying a life-of-mine waste-to-metal stripping ratio. The stripping ratio is calculated by comparing the recoverable metal included in the proven and probable reserves to be extracted over the life of the mine to the total volume of waste to be extracted over the same period. This ratio is then applied to the production of metal for the period to determine the amortization charge. The life of mine waste-to-metal stripping ratio used for the amortization of post production waste removal costs was: Mt Keith 963 tonnes of waste-to-metal (2003: 672, 2002: 691), Harmony: 774 tonnes of waste-to-metal (2003: 836, 2002: 749). For Australian GAAP, the amount amortized for 2003 was: Mt Keith A$55.9 million (2003: A$61.7 million, 2002: A$56.3 million), Harmony: A$8.6 million (2003: A$58.5 million, 2002: A$22.8 million).

The full amount of post-production waste removal costs incurred will not be expensed until the end of the mine life. The Harmony mine at Leinster reached the end of its planned mine life during 2004 and therefore the deferred stripping asset has been fully extinguished during the year. As at the end of 2004, there is no deferred stripping asset for Mt Keith as the accumulated amortization is in excess of cumulative capitalized stripping costs. In accordance with the FASB Emerging Issues Task Force Working Group view’s on this policy for the treatment of post-production stripping, a liability (accumulated amortization in excess of cumulative capitalized stripping costs) is not recognized from the application of this policy. Based on the current mine plans, the full amount of post-production waste removal costs will be incurred by 2024 for Mt Keith.

The accounting for stripping costs smoothes the cost of waste-rock removal over the life of the mine rather than expensing the actual waste removal cost incurred in each period (to the extent that this smoothing does not create a liability – see above).

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

(j)	Lease commitments

Under Australian GAAP, a provision has been raised for the present value of future payments for surplus lease space under non-cancelable operating leases, and for leased space under non-cancelable operating leases which is to be considered subject to an onerous contract. These provisions are not allowable under US GAAP.

(k)	Asset retirement obligations

Adoption of FAS 143 - Provision for Asset Retirement Obligations (Rehabilitation)

Effective 1 January, 2003 the company adopted FAS 143 ‘Accounting for Asset Retirement Obligations’ in accordance with US GAAP. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Prior to the adoption of FAS 143, no GAAP adjustments were required for rehabilitation obligations.

For Australian GAAP purposes, the asset retirement obligations (rehabilitation liabilities) are recognized progressively over the life of the operations. The total undiscounted close down and restoration costs for each operation are estimated and charged on a proportionate basis to production over the life of the operation or activity concerned.

Adoption of the US GAAP approach has resulted in a cumulative-effect adjustment of A$27.3 million (pre-tax) for the Group in 2003.

There would be no material impact on pro forma net income and earnings per share under US GAAP for the years 31 December, 2002, assuming the adoption of FAS 143 as of 1 January 2002.

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

47.	RECONCILIATION TO US GAAP (continued)

(k)	Asset retirement obligations (continued)

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

	2004 A$m	2003 A$m
Reconciliation of Asset Retirement Obligations:
Opening balance	156.2	145.9
Accretion expense	10.6	9.9
Current disturbances capitalized	18.8	1.5
Liabilities settled / disposed of	(22.0)	(1.1)

Closing balance	163.6	156.2

(l)	Fair value accounting for derivatives

Under Australian GAAP, effective hedges are measured at spot price and hedging gains/losses are deferred on the balance sheet as part of other liabilities and assets. Under US GAAP effective hedges are measured at fair value and gains/losses are recognized as part of other comprehensive income for cash flow hedges or in the income statement for fair value hedges.

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

For US GAAP, for the year ended 31 December, 2004, WMC Resources recognized a net loss after tax of A$2.4 million, representing the change in time value on floating-for-fixed rate swaps excluded from the assessment of hedge effectiveness.

The total of the adjustment referred to in the previous paragraph on a pre-tax basis is A$3.5 million.

47.	RECONCILIATION TO US GAAP (continued)

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

For US GAAP, for the year ending 31 December, 2004, WMC Resources recognized a net gain after tax of A$2.1 million for the ineffective portion of certain options designated as cash flow hedges. A further gain of A$0.7 million was recognized, representing the change in time value on certain forward contracts excluded from the assessment of hedge effectiveness.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net loss after tax of A$26.1 million.

The total of the adjustments referred to in the above two paragraphs on a pre-tax basis was a loss of A$33.3 million.

For US GAAP, as at 31 December, 2004, A$21.3 million pre-tax of deferred net losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified as earnings during the next twelve months.

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

(m)	Pension funds

The WMC Resources Group’s pension plans are discussed in Note 40. The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. WMC Resources does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, WMC Resources has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions” for US GAAP reconciliation purposes. WMC Resources does not sponsor post retirement defined-benefits other than pensions. Further disclosure requirements of FAS 87 are shown in Note 48(j).

(n)	Transfers of net assets and exchange of shares between entities under common control

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

Under Australian GAAP certain idle and inactive assets of the copper-uranium business were acquired by WMC Resources Ltd at their fair value. Under US GAAP, these assets were acquired at carrying value. Consequently, there is a difference between the carrying value of the assets and the depreciation charge on an Australian GAAP basis and on a US GAAP basis. Where assets included in this adjustment are identified as having no further use to the business, there is a resulting charge to the US GAAP income statement.

47.	RECONCILIATION TO US GAAP (continued)

(ii)	Copper-uranium acquired mineral rights

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

Under Australian GAAP, the assets of the Fertilizer business were recorded at their fair values, which were lower than their book carrying values, as part of the acquisition by WMC Resources. This fair value adjustment was applied against the intangible assets and property, plant and equipment of the Fertilizer operations. For US GAAP purposes the transfer is recorded at book value at the date of transfer and the assets are not considered to be impaired under US GAAP in accordance with FAS 144. Consequently, there is a difference between the carrying value of the assets and the depreciation charge on an Australian GAAP basis and on a US GAAP basis.

As at 31 December 2002, of the total fair value adjustment of A$289.6 million, A$107.6 million relating to start-up costs has already been expensed for US GAAP (refer to (c) above), resulting in a net US GAAP difference of A$182.0 million, including additional depreciation under US GAAP of A$1.1 million.

As at 31 December, 2003, additional depreciation of A$12.3 million is recorded in net income under US GAAP, representing the depreciation on assets with a net book value of A$169.7 million which are recorded in the US GAAP balance sheet. In 2004, depreciation expenses of A$10.1 million is recorded in net income under US GAAP, with a corresponding net book value of A$159.5 million recorded in the US GAAP balance sheet. Refer footnote Under Shareholders’ Equity - US GAAP Reconciliation on page F-75.

(iv)	Acquisition of hedge instruments

Upon acquisition of WMC Finance Limited, all of the hedge instruments which were held by this entity were marked to market, resulting in the re-statement of deferred losses and creditors relating to hedging contracts. Net deferred losses were assigned a fair value of zero on acquisition. WMC Finance was acquired at carrying value for US GAAP purposes and therefore the fair value adjustments of A$933.7 million made under Australian GAAP are reversed for US GAAP. The profit and loss impact of subsequent transactions is based on the original book values rather than the Australian GAAP fair value. For the 2004 financial year, this profit and loss impact is A$104.2 million loss before tax, and consequently, at the reporting date, total fair value adjustments relating to deferred losses of A$741.9 million are reversed for US GAAP.

(v)	Repurchase of Yankee Bonds

Upon acquisition of WMC Finance (U.S.A.) Limited, the Yankee Bonds which were held by the company were revalued to their fair value on the date of acquisition of the entity by WMC Resources. WMC Finance (U.S.A.) Limited was acquired at carrying value for US GAAP purposes and therefore the fair value adjustments are reversed for US GAAP and the profit and loss transactions recorded at their historic carrying value rather than the Australian GAAP fair value. Consequently, at 31 December, 2002, additional costs of A$143.7 million are recorded as a reconciling item to US GAAP income to reflect the underlying losses on extinguishment of debt when the Yankee Bonds were repurchased during December 2002, which had been extinguished by the fair value adjustments under Australian GAAP. In addition, the remaining balance of the Yankee Bonds at December 31 is re-stated to its original book value, resulting in a reduction in liabilities under US GAAP of A$0.9 million (2003: A$0.9 million).

(vi)	Stamp duty

Stamp Duty of A$24.0 million in relation to the transfer of assets between entities has been capitalized into the assets acquired under Australian GAAP. For US GAAP, this amount was expensed in 2002. From 2003 onwards, the asset adjustment in the US GAAP reconciliation for this amount is included in the fertilizer and copper-uranium fair value adjustments, therefore, no separate stamp duty adjustment is required.

(vii)	Other fair value adjustments

Other sundry assets were acquired from WMC Limited at their fair values for Australian GAAP. Under US GAAP, these assets are acquired at their carrying values.

47.	RECONCILIATION TO US GAAP (continued)

(o)	Stock valuation adjustment

A number of the above US GAAP adjustments result in changes to direct production related costs. As outlined in Note 1(i), direct costs and an appropriate proportion of fixed and variable direct overhead expenditure, including depreciation and amortization are included in the cost of inventories. Consequently, the full impact of the above adjustments would not all be recorded in income on a US GAAP basis as some of the costs or savings would be deferred in the value of inventories at the end of the fiscal year. This adjustment defers the relevant portion of the following US GAAP adjustments into the value of inventories as at the end of the fiscal year:

(i) Amortization of post production waste removal costs

(k) Asset retirement obligations

(n)(ii) Copper-uranium acquired mineral rights

(n)(iii) Fertilizer fair value adjustment

(p)	Meliadine transaction profit

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

(q)	Valuation of listed investments

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

(r)	Provisional pricing adjustment

For US and Australian GAAP, provisionally priced invoices are normally revalued using LME forward prices at balance date. At 31 December 2003, the company made an assessment that the LME forward price did not accurately reflect the future settlement price due to short term market conditions. As a result, the company’s estimate of the forward price was substituted, resulting in a decrease in recorded revenue. For US GAAP, the applicable prevailing LME forward price at period end is required to be used in all circumstances. No such price substitution adjustment was made at 31 December 2004, accordingly, the 2004 US GAAP adjustment comprises only of the reversal of the previous 2003 US GAAP adjustment.

(s)	Realized net exchange gains/(losses)

Under Australian GAAP, net exchange gains or losses reported in shareholders’ equity, can be transferred to retained earnings under certain circumstances. US GAAP requires that all net exchange gains or losses be recognized in the profit and loss account and not as direct transfers, reflecting that they have, in substance, been realized.

(t)	Recognition of tax balances

During 2003 under Australian GAAP, following a favorable tax ruling in respect of prior period tax losses and the close out of the legacy foreign exchange contracts, there was a partial recognition of off balance sheet Australian tax balances (timing differences and losses). For Australian GAAP purposes, tax asset relating to timing differences is not recognized unless its realization is assured beyond any reasonable doubt. In relation to losses a tax asset is not recognized unless its realization is virtually certain. For US GAAP, due to the application of different criteria as outlined in Note 48(b)(ii), the majority of previously unbooked tax balances were recognized in 2003.

During 2004, for Australian GAAP, the majority of available off balance sheet tax balances were recognized, consistent with the existing US GAAP position. Accordingly as at 31 December 2004 there is no balance sheet adjustment required in relation to the recognition of tax balances for US GAAP and Australian GAAP.

48.	OTHER US GAAP DISCLOSURES

Set out below are additional disclosures which are required in order to comply with US GAAP.

(a)	Provisionally priced revenues.

WMC Resources Ltd’s revenues are disclosed in Note 2. US GAAP requires the disclosure of amounts included in revenue which were based on provisional pricing as described in accounting policy Note 1(g). The amounts of provisionally priced revenues for 2004, 2003 and 2002 were as follows:

Year	A$m
2004	132.3
2003	177.8
2002	63.4

(b)	Income tax

Under Australian GAAP, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated.

Information relating to income tax expense and deferred taxes in accordance with Australian GAAP is shown in Note 5 (income tax expense), and Notes 21 and 30 (deferred tax balances). The following information is prepared in accordance with US GAAP disclosures:

(i)	Income tax expense / credit

		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Income tax credit/(expense) is comprised of:
Current:
Australian		—	0.2	(5.1)
Other		(1.2)	(2.5)	(2.5)

		(1.2)	(2.3)	(7.6)

Deferred income tax:
Australian		(60.9)	(192.3)	(30.2)
United States Federal		—	—	0.1

		(60.9)	(192.3)	(30.1)

Future income tax benefit:
Australian		(171.0)	127.5	73.1

		(171.0)	127.5	73.1

Tax credit/(expense) attributable to operating profit/(loss)		(233.1)	(67.1)	35.4
Prior period adjustment		37.1	8.5	2.5
Income tax (expense)/credit on significant items	4	515.1	56.3	(16.7)

Total income tax credit/(expense)	5(a)	319.1	(2.3)	21.2

48.	OTHER US GAAP DISCLOSURES (continued)

(b)	Income tax (continued)

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
The significant timing differences included in the deferred income tax credit/(expense) were:
- Accelerated depreciation	(25.9)	17.2	(16.6)
- Stores	0.6	(2.0)	1.2
- Stock adjustment to market value	(23.5)	15.6	(6.5)
- Amounts set aside to provision accounts	—	21.7	9.4
- Tax losses	(20.0)	(193.8)	4.5
- Prepayments	(0.1)	—	0.2
- Financial instruments accruals	6.1	4.3	13.4
- Foreign exchange	(4.1)	(51.5)	(38.8)
- Other	6.0	(3.8)	3.1

	(60.9)	(192.3)	(30.1)

(ii)	Deferred tax assets

Under US GAAP, the recognition and carry forward of future income tax benefits differs from Australian GAAP in the following areas:

•	Tax assets and liabilities relating to temporary timing differences are all classed as non-current under Australian GAAP. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect.

•	Tax assets relating to tax losses are not brought to account under Australian GAAP unless their ultimate realization is virtually certain. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The following are the disclosures in relation to AGAAP deferred tax balances which would be required if US GAAP disclosure requirements had been applied instead of Australian GAAP disclosure requirements:

	Notes	31 Dec 2004 A$m	31 Dec 2003 A$m
Deferred tax assets:

Future income tax benefit	21	532.7	46.0

The timing differences represented by the net future income tax benefits are:
Amortization and depreciation		—	(194.0)
Prepayments		—	(0.3)
Provisions		69.6	50.8
Stores		—	(13.3)
Foreign exchange		19.1	1.3
Financial instruments		49.4	35.7
Stock		131.2	109.7
Tax losses		243.9	53.4
Other		19.5	2.7

		532.7	46.0

At balance date, the following future tax benefits are not recognized under Australian GAAP. These would be recognized and subject to valuation allowances under US GAAP where the US GAAP realization test is not met:

- Income tax losses		32.8	383.8
- Income tax timing differences		39.5	81.1
- Capital losses		165.5	126.4

		237.8	591.3

48.	OTHER US GAAP DISCLOSURES (continued)

(b)	Income tax (continued)

At 31 December 2004, for income tax purposes, tax losses carried forward were A$928.7 million. These operating tax losses carried forward, expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	813.6

United States	2006	—
	2007	8.3
	2008	9.9
	2009	12.6
	2011	13.3
	2018	1.4
	2019	0.4
	2020	2.0
	2021	4.4
	2024	0.6

		52.9

	Year of Expiry	A$m
Other countries	2005	—
	2006	0.4
	2007	—
	2011	0.4
	Indefinitely	61.4

		62.2

Total operating income tax losses		928.7

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

(iii)	Deferred tax liabilities

The following are the disclosures in relation to AGAAP deferred tax balances which would be required if US GAAP disclosure requirements had been applied instead of Australian GAAP disclosure requirements:

	Notes	As at 31 December 2004 A$m	As at 31 December 2003 A$m
Deferred Tax Liabilities
Deferred income tax	30	549.7	382.0

The timing differences represented by the provision for deferred income tax are:
Amortization and depreciation		466.4	384.7
Prepayments		4.5	—
Employee provisions		—	(5.1)
Other provisions		9.1	28.6
Stores		26.8	8.9
Foreign exchange		19.9	56.2
Financial instruments		9.6	(23.6)
Other		13.4	11.0
Tax losses		—	(78.7)

		549.7	382.0

48.	OTHER US GAAP DISCLOSURES (continued)

(c)	Earnings per share

Earnings per share under Australian GAAP is reported in Note 6. Additional information concerning earnings per share in accordance with US GAAP is disclosed below:

	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
	Australian cents per share
Basic earnings per share calculated on net income in accordance with US GAAP(2)
- before cumulative effect of accounting change	64.9	62.3	(6.3)
- accounting change	—	(1.7)	(3.5)

Basic earnings per share	64.9	60.6	(9.8)

Diluted earnings per share	64.5	59.9	(9.8)

	Number of shares
	2004	2003	2002
Weighted average number of shares used in the calculation of earnings per share (US GAAP)
Number for basic earnings per share	1,159,380,102	1,131,790,533	1,115,784,278
Effect of share options on issue	7,642,024	12,260,537	3,952,914

Number for diluted earnings per share	1,167,022,126	1,144,051,070	1,119,737,192

	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
	Australian cents per share
(1) Australian GAAP
Earnings per share from continuing operations	114.5	21.1	(1.3)
Earnings per share from discontinued operations	—	0.6	3.4

	114.5	21.7	2.1

(2) US GAAP
Earnings per share from continuing operations	64.9	58.8	(14.4)
Earnings per share from discontinued operations	—	1.8	4.6

	64.9	60.6	(9.8)

Reconciliation of earnings used in the calculation of earnings per share

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Net income used for basic and diluted earnings per share	1,326.9	245.6	23.0

Net US GAAP income/(loss) before cumulative effect of change in accounting principle (Note 47)	752.3	704.7	(70.0)

48.	OTHER US GAAP DISCLOSURES (continued)

(d)	Investments

Information in accordance with US GAAP regarding the investments outlined in Note 16 is set out below:

	31 Dec 2004 A$m	31 Dec 2003 A$m
Securities listed on prescribed stock exchanges:
Cost	0.4	13.6
Provision for diminution in value of investments	—	—

Total investments in quoted companies	0.4	13.6

Quoted market value	1.0	24.7

Unrealized gains on investments in quoted companies	0.6	11.1

Other investments:
Other investments at cost	4.9	8.2
Provision for diminution in value of investments	(1.1)	(0.5)

Total investments in unquoted entities	3.8	7.7

Total investments in other entities	4.2	21.3

(e)	Current Liabilities - Interest Bearing Liabilities

Information regarding Interest bearing liabilities in accordance with Australian GAAP is set out in Note 28. Additional information in accordance with US GAAP is presented below.

Category of aggregate short-term borrowings	Balance at end of year A$m	Weighted average interest rate on balance date borrowings %	Maximum amount outstanding during period (i) A$m	Average amount outstanding during period (ii) A$m	Weighted average interest rate during period (iii) %
Year ended 31 December 2004
Bank overdrafts	—	—	—	—	—
Other loans	—	—	358.6	163.9	3.05

Year ended 31 December 2003
Bank overdrafts	—	—	—	—	—
Other loans	212.0	5.25	1,300.5	521.7	3.46

There are no significant unused committed lines of credit for short-term financing.

(i)	Based on bank statement balances.

(ii)	Based on average monthly balance.

(ii)	Based on weighted average monthly interest rates.

(f)	Takeover related costs

As at 31 December 2004, costs incurred associated with responding to takeover activity totaling A$20.2 million were charged to income. The amount represented the present obligation is respect of level and nature of takeover activity at the time of preparing the financial statements.

On 2 February 2005, Xstrata increased its offer to A$ 7.20 per share. As of 9 February 2005, the date of signing the Australian GAAP financial statements, the WMC Resources Ltd (WMC) directors had declined to endorse the offer to WMC shareholders. Subsequently, BHP Billion announced a cash offer of A$7.85 per share for the entire issued capital of WMC Resources. The WMC Board has unanimously endorsed, in the absence of a superior offer, the BHP Billion agreed to a break fee of A$ 92 million in order to secure the bid.

As a result of the emergence of these events, the total takeover related costs to be recognized in both 2004 and 2005 may be significantly higher than the amount recognized in the 2004 financial statements. Ultimately the amount payable in respect of takeover activity in contingent in nature, being subject to Board approval and only payable upon a successful completion of the takeover transaction above a certain pre-determined offer price. The additional amount to be recognized in 2005 is not expected to be material in the context of forecast 2005 earnings (after tax).

48.	OTHER US GAAP DISCLOSURES (continued)

(g)	Stock options

For US GAAP purposes, WMC Resources applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. APB 25 utilizes the intrinsic value method to recognize compensation costs related to employee stock grants. Compensation is recognized when the quoted market price is higher than the exercise price on the measurement date which is typically the grant date to the employee. To the extent that a compensation charge is recorded, it would be amortized over the vesting period of the options which is typically one year. WMC Resources grants are fixed as the number of options and the exercise price are fixed on the date of grant. Compensation costs charged against WMC Resources’ results of operations were nil in 2004, 2003, and 2002.

Fair value disclosures:

WMC Resources has adopted the disclosure-only provisions of FAS 123, “Accounting for Stock-Based Compensation.” If WMC Resources had elected to recognize compensation costs based on the fair value at the date of grant for WMC Resources common stock and SAP awards granted consistent with the provisions of FAS 123, net (loss)/income available to common shareholders, and the respective per share amounts would have been as follows:

	Year to 31 Dec 2004	Year to 31 Dec 2003
Net income available to common shareholders (A$m)
- As reported US GAAP	752.3	685.6
- Pro forma	752.3	684.6
Net income available to common shareholders per share (Australian cents):
- As reported US GAAP – basic	64.9	60.6
- Pro forma - basic	64.9	60.5
- As reported US GAAP – diluted	64.5	59.9
- Pro forma - diluted	64.5	59.8
Assumptions:
- Risk free interest rates	5.1%	5.6%
- Dividend yield	5.1%	0%
- Volatility	17.4%	34.6%
- Expected life in years	2.27	3.20

The weighted-average fair value for all WMC Resources stock options and SAPs was estimated using the Black-Scholes option-pricing model.

(h)	Long lived asset held for sale

During 2001, WMC Resources reviewed its asset strategy and decided to focus on building a portfolio of long life, low cost assets. As a result, the company proposed divestment of the Kambalda nickel mines as well as the gold and talc businesses. The Lanfranchi mine was the only asset that was still not divested by the end of 2002.

The Lanfranchi mine formed part of the Kambalda nickel mines. The sale of WMC Resources’ interest occurred in 2004, after receiving regulatory approval. At 31 December 2003, Lanfranchi had a carrying value of nil. The financial result for the year ended 31 December 2004 was a profit on sale of A$26 million (2003: A$nil).

(i)	Commitments

Sales contracts and commitments

WMC Resources sells nickel metal, nickel matte, nickel concentrate and various intermediate products. All nickel metal sales for the year ended 31 December, 2004 were made under short to medium term contractual arrangements, to a large number of customers in Europe, North America and Asia. These contracts extend through varying periods expiring between 2005 and 2007. Approximately 90% of nickel-in-matte and nickel-in-concentrate sales for the year ended 31 December, 2004 were made under long term contracts expiring between 2005 and 2008. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

All of Olympic Dam’s copper production for the year ended 31 December, 2004 was sold to customers in Europe, Australia and Asia under long-term contracts. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

In the next several years more than 90% of Olympic Dam’s uranium production is committed under long-term sales contracts with well established and reputable electricity generating utilities. Sales of uranium oxide in 2004 were made to the United Kingdom, Finland, Sweden, Spain, France, Japan, Canada and the United States. Contract prices are a combination of variable and fixed arrangements.

48.	OTHER US GAAP DISCLOSURES (continued)

(i)	Commitments (continued)

In relation to the fertilizer operations, there are sales arrangements in place for the total fertilizer production based on 2004 volumes (& 2005 planned volumes). These contracts extend through varying periods, expiring between 2004 and 2010. Prices for all contract sales are formula based and reflect published market prices in the three to four week period preceding either bill of lading or confirmation of sale.

All of WMC Resources’ major products are able to be purchased on a spot market in order to fulfill the sales contracts referred to above if required.

Take or pay commitments

WMC Resources is party to a number of gas supply, gas conversion, shiploading, rail transport and sulphuric acid supply agreements. Under these take or pay contracts, WMC Resources is obligated to pay a minimum amount for the above commodities and services even if those commodities or services are not required for operations. Commitments related to these contracts total A$218.8 million in 2005, A$223.3 million in 2006, A$212.4 million in 2007, A$213.9 million in 2008, and A$216.3 million in 2009. Expenditures under these contracts totaled A$233.7 million in 2004, A$214.2 million in 2003 and A$203.5 million in 2002.

(j)	Pension Funds

The following table discloses information in accordance with US GAAP and is based on the information from the WMC Superannuation Plan for the defined benefit category of the fund, which had a financial year ended 30 June. The most recent audited information available is at 30 June 2004.

PLUM SUPERANNUATION FUND (WMC Resources Ltd’s Superannuation Fund)

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Change in benefit obligation
Benefit obligation at end of prior year	75.0	85.8	117.8
Service cost	3.5	4.0	6.3
Interest cost	3.6	4.7	5.7
Actuarial (gains) losses	(9.3)	(0.8)	(33.9)
Benefits and expenses paid	(12.5)	(19.8)	(11.5)
Plan participants contributions	0.7	1.1	1.4

Benefit obligation at end of period	61.0	75.0	85.8

Change in plan assets
Fair value of plan assets at end of prior year	50.8	60.8	99.4
Actual return on plan assets	7.7	3.8	(24.4)
Employer contributions	8.1	4.9	2.4
Plan participants’ contributions	0.7	1.1	1.4
Benefits and expenses paid	(12.5)	(19.8)	(11.5)
Adjustment	1.5	—	(6.5)

Fair value of plan assets at end of period	56.3	50.8	60.8

Reconciliation of funded status
Funded status	(4.7)	(24.2)	(25.1)
Unrecognized net gain	(25.3)	(14.5)	(18.5)

Accrued pension cost	(30.0)	(38.7)	(43.6)

Components of net periodic benefit costs
Service cost	3.5	4.0	6.3
Interest cost	3.6	4.7	5.7
Expected return on plan assets	(3.6)	(4.2)	(5.8)
Amortization of prior service cost	—	—	0.1
Amortization of gain	(1.2)	(0.7)	(0.1)
Amortization of unrecognized net transition asset	—	—	(1.6)
FAS 88 adjustment	(3.0)	(3.7)	(2.9)

Net periodic benefit costs	(0.7)	0.1	1.7

Weighted average assumptions
Discount rate	5.5	5.5	6.0
Expected long-term return on plan assets	7.0	7.0	7.0
Rate of compensation increase	4.0	4.0	3.5

48.	OTHER US GAAP DISCLOSURES (continued)

(j)	Pension Funds (continued)

Additional pension information:

(i) Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:

	31 Dec 2004 A$m	31 Dec 2003 A$m
Projected benefit obligation	61.0	75.0
Accumulated benefit obligation	52.4	58.7
Fair value of plan assets	56.3	50.8
(ii) Allocation of assets - 2004 and 2003
	Benchmark	Actual
Equity	60%	62.5%
Property	4%	4.1%
Fixed Interest	30%	30.2%
Cash	0%	0.0%
Other	6%	3.2%

Total	100%	100.0%
(iii) Estimated future benefit payments
	2004 A$m	2003 A$m
Year to 31 December 2004	—	4.3
Year to 31 December 2005	3.2	4.5
Year to 31 December 2006	3.8	5.3
Year to 31 December 2007	4.2	6.9
Year to 31 December 2008	5.2	6.4
Year to 31 December 2009	5.3	—
Years to 31 December 2009 – 2013	—	31.3
Years to 31 December 2010 – 2014	35.7	—

(iv)	Estimated future contributions

Employer contributions for defined benefit liabilities during the fiscal year ending 31 December 2005 are expected to total A$7.1 million (ending 31 December 2004: A$5.4 million). The employer currently contributes 15.8% of employees’ salaries and makes additional contributions of A$350,000 (2003: A$174,000) per month. Members contribute at 3.4% of post-tax salary or 4.0% of pre-tax salary.

(v)	Expected return on assets assumption

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class. The returns used for each class are net of investment tax and investment fees.

(vi)	Investment strategy

The investment strategy is:

•	to achieve a real return of 3.5% pa or higher over a rolling 5 year periods; and

•	to have a low probability of a negative real return in any 1 year.

(k)	Available-For-Sale Securities

The proceeds from the sale of available-for-sale securities in 2004 were A$16.6M. The amount of gain reclassified out of accumulated other comprehensive income into earnings for the period was A$9.6M. Net unrealized holding gains on available- for-sale securities still held at balance date, that have been included in accumulated other comprehensive income, are A$0.6M.

Where the security was sold, the amount reclassified out of accumulated other comprehensive income into earnings was determined by specific identification.

49.	SUPPLEMENTAL GUARANTOR INFORMATION

Supplemental condensed consolidating financial information (in accordance with Australian GAAP) of the Guarantors is presented on the following pages. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements. A reconciliation of the Group’s results and equity under Australian GAAP to US GAAP is also presented on a condensed consolidating basis below.

In accordance with SEC Rules and Regulations, the “Guarantor Parent” and “Guarantor subsidiaries” columns use the equity method to account for the results of all of the subsidiaries. The “eliminations and reclassifications” column includes the following entries: eliminations of intragroup sales, purchases and other income/expenses and all intragroup balances; elimination of intragroup investments accounted for under the equity method as required for condensed consolidating financial information; and the allocation of fair value adjustments as outlined in Notes 47(n).

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

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the year ended 31 December 2004

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Continuing operations:
Net sales revenue	—	2,041.9	1,448.3	1,998.9	(1,660.7)	3,828.4
Cost of goods sold	—	(1,168.7)	(1,128.3)	(1,995.1)	1,810.9	(2,481.2)
Selling and distribution	—	(22.0)	(38.4)	(1.8)	(23.8)	(86.0)
General and administration	—	(113.7)	(114.3)	16.1	9.4	(202.5)
General and administrative – significant items	—	(23.9)	—	—	—	(23.9)
Exploration and evaluation	—	(14.2)	—	(13.1)	—	(27.3)
Share of net loss of associate	—	—	(0.3)	—	—	(0.3)
Other expenses	(35.8)	(38.4)	(71.8)	8.4	19.3	(118.3)
Other expenses-significant items	—	—	—	(13.2)	—	(13.2)
Net profit / (loss) from subsidiary entities	—	491.1	2.4	—	(493.5)	—
Other income	89.4	256.7	143.4	386.2	(814.7)	61.0
Other income-significant items	—	35.8	82.0	16.6	(20.0)	114.4

Profit / (loss) before interest and income tax	53.6	1,444.6	323.0	403.0	(1,173.1)	1,051.1
Interest expense	(53.4)	(172.4)	(153.2)	(259.3)	595.0	(43.3)

Profit / (loss) before income taxes	0.2	1,272.2	169.8	143.7	(578.1)	1,007.8
Income tax credit	38.8	54.7	19.6	61.0	145.0	319.1

Net profit / (loss) from continuing operations	39.0	1,326.9	189.4	204.7	(433.1)	1,326.9

Discontinued operations:
Net income	—	—	—	—	—	—
Net expenses	—	—	—	—	—	—

Net profit / (loss) from discontinued operations	—	—	—	—	—	—

Consolidated operations
Net sales revenue	—	2,041.9	1,448.3	1,998.9	(1,660.7)	3,828.4
Cost of goods sold	—	(1,168.7)	(1,128.3)	(1,995.1)	1,810.9	(2,481.2)
Selling and distribution	—	(22.0)	(38.4)	(1.8)	(23.8)	(86.0)
General and administrative	—	(113.7)	(114.3)	16.1	9.4	(202.5)
General and administrative – significant items	—	(23.9)	—	—	—	(23.9)
Exploration and evaluation	—	(14.2)	—	(13.1)	—	(27.3)
Share of net loss of associate		—	(0.3)	—	—	(0.3)
Other expenses	(35.8)	(38.4)	(71.8)	8.4	19.3	(118.3)
Other expenses-significant items	—	—	—	(13.2)	—	(13.2)
Net profit / (loss) from subsidiary entities	—	491.1	2.4	—	(493.5)	—
Other income	89.4	256.7	143.4	386.2	(814.7)	61.0
Other income-significant items	—	35.8	82.0	16.6	(20.0)	114.4

Profit / (loss) before interest and income tax	53.6	1,444.6	323.0	403.0	(1,173.1)	1,051.1
Interest expense	(53.4)	(172.4)	(153.2)	(259.3)	595.0	(43.3)

Profit / (loss) before income taxes	0.2	1,272.2	169.8	143.7	(578.1)	1,007.8
Income tax credit	38.8	54.7	19.6	61.0	145.0	319.1

Net profit / (loss) attributable to WMC Resources shareholders	39.0	1,326.9	189.4	204.7	(433.1)	1,326.9

US GAAP adjustments to income	(38.8)	(574.6)	(52.1)	(219.4)	310.3	(574.6)

Net profit / (loss) attributable to WMC Resources shareholders in accordance with US GAAP	0.2	752.3	137.3	(14.7)	(122.8)	752.3

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Financial Position

As at 31 December 2004

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Current Assets
Cash assets	—	—	—	480.8	(6.9)	473.9
Receivables	6.5	690.9	93.4	2,963.3	(3,471.2)	282.9
Other financial assets	—	—	—	13.8	—	13.8
Inventories	—	258.6	258.3	0.1	0.6	517.6
Other	—	61.0	92.5	0.5	(87.8)	66.2

Total Current Assets	6.5	1,010.5	444.2	3,458.5	(3,565.3)	1,354.4

Non-Current Assets
Receivables	961.4	911.9	331.0	680.9	(2,634.9)	250.3
Investments in associates/jointly controlled entities	—	—	44.3	—	(0.6)	43.7
Intragroup investments	—	2,864.0	(1.3)	200.0	(3,062.7)	—
Other financial assets	—	0.3	—	13.0	(9.1)	4.2
Inventories	—	62.1	18.3	—	—	80.4
Exploration and evaluation	—	5.3	—	75.2	—	80.5
Property, plant and equipment	—	1,379.0	3,402.1	0.8	(320.5)	4,461.4
Acquired mineral rights	—	—	—	112.6	1,218.4	1,331.0
Deferred tax assets	—	547.0	1.1	—	(15.4)	532.7
Other	8.7	1.1	16.0	44.5	(45.8)	24.5

Total Non-Current Assets	970.1	5,770.7	3,811.5	1,127.0	(4,870.6)	6,808.7

Total Assets	976.6	6,781.2	4,255.7	4,585.5	(8,435.9)	8,163.1

Current Liabilities
Payables	6.7	354.8	2,552.9	1,269.2	(3,725.3)	458.3
Interest-bearing liabilities	—	—	—	—	—	—
Current tax liabilities	—	—	—	1.7	—	1.7
Provisions	—	47.7	20.1	6.7	—	74.5
Other	—	—	0.3	9.4	135.3	145.0

Total Current Liabilities	6.7	402.5	2,573.3	1,287.0	(3,590.0)	679.5

Non-Current Liabilities
Payables	2.2	654.4	484.7	2,020.3	(2,930.6)	231.0
Interest-bearing liabilities	905.1	—	—	0.9	(0.9)	905.1
Deferred tax liabilities	—	527.5	10.5	—	(11.7)	549.7
Net accumulated losses of subsidiaries in excess of investments	—	—	0.3	—	(0.3)	—
Provisions	—	87.7	37.7	0.4	—	125.8
Other	—	—	—	46.8	516.1	562.9

Total Non-Current Liabilities	907.3	1,269.6	533.2	2,068.4	(2,404.0)	2,374.5

Total Liabilities	914.0	1,672.1	3,106.5	3,355.4	(5,994.0)	3,054.0

Net Assets	62.6	5,109.1	1,149.2	1,230.1	(2,441.9)	5,109.1

Total Equity	62.6	5,109.1	1,149.2	1,230.1	(2,441.9)	5,109.1

US GAAP adjustments to equity	—	(601.6)	2.5	(14.3)	11.8	(601.6)

Total equity in accordance with US GAAP	62.6	4,507.5	1,151.7	1,215.8	(2,430.1)	4,507.5

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Cash flows

For the year ended 31 December 2004

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Net cash (used in) / provided by operating activities	0.9	456.3	74.9	(147.3)	1,037.6	1,422.4

Cash flows from investing activities:
Payments for property, plant and equipment	—	(308.6)	(116.0)	(0.2)	—	(424.8)
Proceeds from sale of Non-current assets	—	22.4	0.5	17.2	—	40.1
Proceeds from dilution of Hi-Fert Pty Ltd	—	—	67.5	—	—	67.5
Investment in associate	—	—	(10.0)	—	—	(10.0)
Proceeds from insurance claims	—	—	0.6	—	—	0.6
Payments for Cliffs nickel option	—	(5.3)	—	—	—	(5.3)
Payments for Research and development	—	(0.3)	(0.2)	0.1	—	(0.4)
Payments for evaluation expenditure	—	(5.9)	—	(7.7)	—	(13.6)
Net increase / (decrease) in loans from related bodies corporate	(0.9)	—	—	928.7	(927.8)	—

Net cash (used in) / provided by investing activities	(0.9)	(297.7)	(57.6)	938.1	(927.8)	(345.9)

Cash flows from financing activities
Repayments of borrowing	—	—	(17.3)	(408.5)	0.1	(425.7)
Proceeds from share issue	—	47.8	—	—	—	47.8
Dividends paid	—	(206.4)	—	—	—	(206.4)
Payments on settlement of legacy gold asset related hedge contracts	—	—	—	—	(116.8)	(116.8)

Net cash (used in) / provided by financing activities	—	(158.6)	(17.3)	(408.5)	(116.7)	(701.1)

Net (decrease) / increase in cash held	—	—	—	382.3	(6.9)	375.4
Cash at the beginning of the financial year	—	—	—	100.3	—	100.3
Effects of exchange rate changes on foreign currency cash balances	—	—	—	(1.8)	—	(1.8)

Cash at end of financial year	—	—	—	480.8	(6.9)	473.9

US GAAP reconciliation of Cash flows:
Cash flows from financing activities as reported	—	(158.6)	(17.3)	(408.5)	(116.7)	(701.1)

Net cash (used in) / provided by financing activities-US GAAP	—	(158.6)	(17.3)	(408.5)	(116.7)	(701.1)

Cash flows from operating activities as reported	0.9	456.3	74.9	(147.3)	1,037.6	1,422.4
US GAAP adjustment to cash flows	—	(92.1)	(0.1)	(3.6)	—	(95.8)

Net cash (used in) / provided by operating activities-US GAAP	0.9	364.2	74.8	(150.9)	1,037.6	1,326.6

Cash flows from investing activities as reported	(0.9)	(297.7)	(57.6)	938.1	(927.8)	(345.9)
US GAAP adjustments to cash flows	—	92.1	0.1	6.7	—	98.9

Net cash (used in) / provided by investing activities-US GAAP	(0.9)	(205.6)	(57.5)	944.8	(927.8)	(247.0)

Net (decrease) / increase in cash and cash equivalents – US GAAP	—	—	—	385.4	(6.9)	378.5
Cash and cash equivalents at the beginning of the year – US GAAP	—	—	—	76.4	—	76.4
Effects of exchange rate changes on foreign currency cash balances – US GAAP	—	—	—	(1.8)	—	(1.8)

Cash and cash equivalents at the end of the year – US GAAP	—	—	—	460.0	(6.9)	453.1

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the year ended 31 December 2003

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Continuing operations:
Net sales revenue	—	1,682.9	957.1	1,736.1	(1,374.8)	3,001.3
Cost of goods sold	—	(1,085.4)	(857.3)	(1,794.3)	1,489.4	(2,247.6)
Selling and distribution	—	(22.6)	(33.3)	(3.8)	(21.5)	(81.2)
General and administration	—	(144.5)	(110.9)	(8.5)	49.5	(214.4)
General and administrative – significant items	—	(8.4)	—	—	—	(8.4)
Exploration and evaluation	—	(9.6)	—	(23.2)	8.6	(24.2)
Other expenses	(300.8)	(110.8)	(61.6)	529.4	(163.0)	(106.8)
Other expenses-significant items	—	—	(48.5)	—	—	(48.5)
Net profit / (loss) from subsidiary entities	—	36.9	3.1	—	(40.0)	—
Other income	316.4	235.1	8.3	316.3	(840.9)	35.2
Other income-significant items	—	—	—	—	—	—

Profit / (loss) before interest and income tax	15.6	573.6	(143.1)	752.0	(892.7)	305.4
Interest expense	(37.7)	(228.5)	(160.6)	(232.4)	595.2	(64.0)

Profit / (loss) before income taxes	(22.1)	345.1	(303.7)	519.6	(297.5)	241.4
Income tax credit / (expense)	(2.3)	(99.5)	95.8	51.8	(48.1)	(2.3)

Net profit / (loss) from continuing operations	(24.4)	245.6	(207.9)	571.4	(345.6)	239.1

Discontinued operations:
Net expenses	—	—	—	(3.8)	—	(3.8)
Profit on disposal of Meliadine	—	—	—	10.3	—	10.3

Net profit / (loss) from discontinued operations	—	—	—	6.5	—	6.5

Consolidated operations
Net sales revenue	—	1,682.9	957.1	1,736.1	(1,374.8)	3,001.3
Cost of goods sold	—	(1,085.4)	(857.3)	(1,794.3)	1,489.4	(2,247.6)
Selling and distribution	—	(22.6)	(33.3)	(3.8)	(21.5)	(81.2)
General and administrative	—	(144.5)	(110.9)	(8.5)	49.5	(214.4)
General and administrative – significant items	—	(8.4)	—	—	—	(8.4)
Exploration and evaluation	—	(9.6)	—	(27.0)	8.6	(28.0)
Other expenses	(300.8)	(110.8)	(61.6)	529.4	(163.0)	(106.8)
Other expenses-significant items	—	—	(48.5)	(13.5)	—	(62.0)
Net profit / (loss) from subsidiary entities	—	36.9	3.1	—	(40.0)	—
Other income	316.4	235.1	8.3	316.3	(840.9)	35.2
Other income-significant items	—	—	—	23.8	—	23.8

Profit / (loss) before interest and income tax	15.6	573.6	(143.1)	758.5	(892.7)	311.9
Interest expense	(37.7)	(228.5)	(160.6)	(232.4)	595.2	(64.0)

Profit / (loss) before income taxes	(22.1)	345.1	(303.7)	526.1	(297.5)	247.9
Income tax credit/(expense)	(2.3)	(99.5)	95.8	51.8	(48.1)	(2.3)

Net profit / (loss) attributable to WMC Resources shareholders	(24.4)	245.6	(207.9)	577.9	(345.6)	245.6

US GAAP adjustments to income[1]	38.8	440.0	60.3	137.5	(236.6)	440.0

Net profit / (loss) attributable to WMC Resources shareholders in accordance with US GAAP	14.4	685.6	(147.6)	715.4	(582.2)	685.6

[1]	Refer footnote under Income and Comprehensive Income - US GAAP Reconciliation on page F - 73

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Financial Position

As at 31 December 2003

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd As Restated	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Current Assets
Cash assets	—	—	—	100.3	—	100.3
Receivables	6.8	443.9	191.9	3,589.4	(3781.6)	450.4
Other financial assets	—	—	—	13.1	—	13.1
Inventories	—	233.4	264.6	0.1	47.7	545.8
Other	—	9.9	130.3	3.8	(75.9)	68.1

Total Current Assets	6.8	687.2	586.8	3,706.7	(3,809.8)	1,177.7

Non-Current Assets
Receivables	957.2	371.2	185.1	378.3	(1,614.5)	277.3
Intragroup investments	—	2,376.0	180.9	200.0	(2,756.9)	—
Other financial assets	—	0.4	—	31.7	(10.8)	21.3
Inventories	—	53.2	18.0	—	—	71.2
Exploration and evaluation	—	0.3	—	68.2	—	68.5
Property, plant and equipment	—	1,265.9	3,545.9	1.0	(292.3)	4,520.5
Acquired mineral rights	—	—	—	110.9	1,243.9	1,354.8
Deferred tax assets	—	46.4	45.6	63.4	(109.4)	46.0
Other	9.4	72.8	9.8	61.4	(130.5)	22.9

Total Non-Current Assets	966.6	4,186.2	3,985.3	914.9	(3,670.5)	6,382.5

Total Assets	973.4	4,873.4	4,572.1	4,621.6	(7,480.3)	7,560.2

Current Liabilities
Payables [1]	6.6	201.7	2,840.9	910.0	(3,527.0)	432.2
Interest-bearing liabilities	—	—	—	194.7	17.3	212.0
Current tax liabilities	—	—	—	1.3	—	1.3
Provisions	—	44.7	19.5	37.1	(33.6)	67.7
Other	—	86.2	92.0	6.5	(0.3)	184.4

Total Current Liabilities	6.6	332.6	2,952.4	1,149.6	(3,543.6)	897.6

Non-Current Liabilities
Payables	—	251.4	—	2,147.6	(2,019.8)	379.2
Interest-bearing liabilities	940.9	—	—	203.6	(3.3)	1,141.2
Deferred tax liabilities	2.3	—	308.0	—	71.7	382.0
Net accumulated losses of subsidiaries in excess of investments	—	—	0.3	—	(0.3)	—
Provisions	—	89.6	31.5	0.3	0.4	121.8
Other	—	250.1	268.3	58.1	112.2	688.7

Total Non-Current Liabilities	943.2	591.1	608.1	2,409.6	(1,839.1)	2,712.9

Total Liabilities	949.8	923.7	3,560.5	3,559.2	(5,382.7)	3,610.5

Net Assets	23.6	3,949.7	1,011.6	1,062.4	(2,097.6)	3,949.7

Total Equity [1]	23.6	3,949.7	1,011.6	1,062.4	(2,097.6)	3,949.7

US GAAP adjustments to equity	38.8	(11.1)	54.6	216.0	(309.4)	(11.1)

Total equity in accordance with US GAAP	62.4	3,938.6	1,066.2	1,278.4	(2,407.0)	3,938.6

[1]	In our previously published financial statements, the current payables and total equity balances for the Guarantor subsidiaries column were incorrectly stated by A$1,252.4 million with a corresponding error in the eliminations & reclassifications column. The WMC Resources Group total was correctly stated. The error arose from the incomplete elimination of the Acquired Mineral Rights asset from the subsidiary ledger format to the required statutory format. The restated balances of current payables to A$2,840.9 million (originally reported as A$1,569.5 million) and total equity to A$1,011.6 million (originally reported as A$2,264.0 million) reflect the correction of the previously incorrectly stated positions as at 31 December 2003.

[2]	Refer footnotes on pages F-73 and F-75

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Cash flows

For the year ended 31 December 2003

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Net cash (used in) / provided by operating activities	1,066.0	203.6	427.8	(550.9)	(471.0)	675.5

Cash flows from investing activities:
Payments for property, plant and equipment	—	(224.0)	(437.2)	(0.7)	—	(661.9)
Proceeds from sale of Non-current assets	—	10.8	0.6	11.2	—	22.6
Proceeds from insurance claims	—	—	—	12.0	—	12.0
Payments for Research and development	—	—	(0.1)	—	—	(0.1)
Payments for evaluation expenditure	—	—	—	(7.3)	—	(7.3)
Net increase / (decrease) in loans from related bodies corporate	(1,066.0)	—	—	1,671.0	(605.0)	—
Increase in deposits with unrelated bodies corporate	—	—	—	0.2	(0.2)	—
Demerger costs paid	—	(45.2)	—	—	—	(45.2)

Net cash (used in) / provided by investing activities	(1,066.0)	(258.4)	(436.7)	1,686.4	(605.2)	(679.9)

Cash flows from financing activities
Proceeds from borrowings	—	—	(9.8)	—	1,096.3	1,086.5
Repayments of borrowing	—	—	18.7	(1,112.6)	61.3	(1,032.6)
Proceeds from share issue	—	54.8	—	—	—	54.8
Payments on settlement of legacy gold asset related hedge contracts	—	—	—	—	(33.0)	(33.0)
Payments on close-out of interest rate hedge	—	—	—	—	(38.5)	(38.5)
Global bond issue cost paid	—	—	—	—	(9.9)	(9.9)

Net cash (used in) / provided by financing activities	—	54.8	8.9	(1,112.6)	1,076.2	27.3

Net (decrease) / increase in cash held	—	—	—	22.9	—	22.9
Cash at the beginning of the financial year	—	—	—	90.5	—	90.5
Effects of exchange rate changes on foreign currency cash balances	—	—	—	(13.1)	—	(13.1)

Cash at end of financial year	—	—	—	100.3	—	100.3

US GAAP reconciliation of Cash flows:
Cash flows from financing activities as reported	—	54.8	8.9	(1,112.6)	1,076.2	27.3

Net cash (used in) / provided by financing activities-US GAAP	—	54.8	8.9	(1,112.6)	1,076.2	27.3

Cash flows from operating activities as reported	1,066.0	203.6	427.8	(550.9)	(471.0)	675.5
US GAAP adjustment to cash flows	—	(86.2)	—	(15.0)	—	(101.2)

Net cash (used in) / provided by operating activities-US GAAP	1,066.0	117.4	427.8	(565.9)	(471.0)	574.3

Cash flows from investing activities as reported	(1,066.0)	(258.4)	(436.7)	1,686.4	(605.2)	(679.9)
US GAAP adjustments to cash flows	—	86.2	—	7.3	—	93.5

Net cash (used in) / provided by investing activities-US GAAP	(1,066.0)	(172.2)	(436.7)	1,693.7	(605.2)	(586.4)

Net (decrease) / increase in cash and cash equivalents – US GAAP	—	—	—	15.2	—	15.2
Cash and cash equivalents at the beginning of the year – US GAAP	—	—	—	74.3	—	74.3
Effects of exchange rate changes on foreign currency cash balances – US GAAP	—	—	—	(13.1)	—	(13.1)

Cash and cash equivalents at the end of the year – US GAAP	—	—	—	76.4	—	76.4

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the year ended 31 December 2002

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Continuing operations:
Net sales revenue	—	1,323.6	1,041.1	1,330.6	(1,208.1)	2,487.2
Cost of goods sold	—	(958.7)	(844.0)	(1,333.6)	1,194.2	(1,942.1)
Selling and distribution	—	(19.4)	(39.9)	(1.8)	(20.4)	(81.5)
General and administrative	—	(99.9)	(90.2)	(6.5)	(64.2)	(260.8)
General and administrative – significant items	—	(51.2)	—	—	—	(51.2)
Exploration and evaluation	—	(12.6)	—	(25.4)	1.0	(37.0)
Other expenses	(312.7)	(79.2)	(51.4)	(267.9)	562.2	(149.0)
Other expenses-significant items	—	(2.0)	(97.7)	—	—	(99.7)
Net profit / (loss) from subsidiary entities	—	151.2	37.2	—	(188.4)	—
Other income	501.0	529.1	102.5	1,056.5	(2,227.9)	(38.8)
Other income-significant items	—	14.0	130.4	65.5	—	209.9

Profit / (loss) before interest and income tax	188.3	794.9	188.0	817.4	(1,951.6)	37.0
Interest expense	(295.3)	(992.3)	(80.9)	(295.7)	1,592.6	(71.6)

Profit / (loss) before income taxes	(107.0)	(197.4)	107.1	521.7	(359.0)	(34.6)
Income tax credit / (expense)	2.2	182.7	(17.0)	(615.8)	467.8	19.9

Net profit / (loss) from continuing operations	(104.8)	(14.7)	90.1	(94.1)	108.8	(14.7)

Discontinued operations:
Net sales revenue	—	—	—	(1.4)	—	(1.4)
Net expenses	—	(2.7)	—	(0.7)	0.7	(2.7)
Net profit / (loss) from subsidiary entities	—	(7.8)	—	—	7.8	—
Income tax credit / (expense)	—	0.7	—	0.6	—	1.3
Profit on sale of right to Gold Royalty	—	15.4	—	—	—	15.4
Profit of sale of Central Norseman Gold Corporation Limited	—	32.1	—	(7.0)	—	25.1

Net profit / (loss) from discontinued operations	—	37.7	—	(8.5)	8.5	37.7

Consolidated operations:
Net sales revenue	—	1,323.6	1,041.1	1,329.2	(1,208.1)	2,485.8
Cost of goods sold	—	(958.7)	(844.0)	(1,333.6)	1,194.2	(1,942.1)
Selling and distribution	—	(19.4)	(39.9)	(1.8)	(20.4)	(81.5)
General and administrative	—	(102.3)	(90.2)	(7.2)	(64.2)	(263.9)
General and administrative – significant items	—	(51.2)	—	—	—	(51.2)
Exploration and evaluation	—	(12.8)	—	(25.4)	1.0	(37.2)
Other expenses	(312.7)	(79.5)	(51.4)	(267.9)	562.9	(148.6)
Other expenses-significant items	—	(32.9)	(97.7)	(7.0)	—	(137.6)
Net profit / (loss) from subsidiary entities	—	143.4	37.2	—	(180.6)	—
Other income	501.0	529.3	102.5	1,056.5	(2,227.9)	(38.6)
Other income-significant items	—	92.4	130.4	65.5	—	288.3

Profit / (loss) before interest and income tax	188.3	831.9	188.0	808.3	(1,943.1)	73.4
Interest expense	(295.3)	(992.3)	(80.9)	(295.7)	1,592.6	(71.6)

Profit / (loss) before income taxes	(107.0)	(160.4)	107.1	512.6	(350.5)	1.8
Income tax credit / (expense)	2.2	183.4	(17.0)	(615.2)	467.8	21.2

Net profit / (loss) attributable to WMC Resources shareholders	(104.8)	23.0	90.1	(102.6)	117.3	23.0

US GAAP adjustments to income	—	(132.5)	55.3	(179.4)	124.1	(132.5)

Net profit / (loss) attributable to WMC Resources shareholders in accordance with US GAAP	(104.8)	(109.5)	145.4	(282.0)	241.4	(109.5)

49.	SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Supplemental Condensed Consolidating Statement of Cash flows

For the year ended 31 December 2002

	Issuer WMC Finance (USA) Limited	Guarantor (Parent) WMC Resources Ltd	Guarantor (subsidiaries) WMC (Olympic Dam Corporation) Pty Ltd WMC Fertilizers Pty Ltd	Other subsidiaries	Eliminations and reclassifications	WMC Resources Group
Net cash (used in) / provided by operating activities	(1,471.2)	106.0	228.4	209.2	1,326.6	399.0

Cash flows from investing activities:
Payments for property, plant and equipment	—	(196.3)	(265.8)	(2.8)	—	(464.9)
Proceeds from sale of CNGC	—	33.4	—	(7.7)	—	25.7
Proceeds from sale of Non-current assets	—	62.7	1.4	3.5	—	67.6
Proceeds from insurance claims	—	4.9	27.3	(4.9)	—	27.3
Payments for gold hedge close out	—	—	—	(34.4)	—	(34.4)
Proceeds from short term investments	—	—	—	2.6	—	2.6
Payments for Research and development	—	(0.3)	(0.1)	—	—	(0.4)
Payments for evaluation expenditure	—	(1.1)	—	(3.4)	—	(4.5)
Demerger costs paid	—	(21.7)	—	—	—	(21.7)
Net increase / (decrease) in loans from related bodies corporate	1,471.2	—	—	(1,315.5)	(155.7)	—
Increase in deposits with unrelated bodies corporate	—	—	—	49.8	(49.8)	—

Net cash (used in) / provided by investing activities	1,471.2	(118.4)	(237.2)	(1,312.8)	(205.5)	(402.7)

Cash flows from financing activities
Deemed equity contribution	—	12.4	—	—	—	12.4
Proceeds from borrowings	—	60.1	8.4	2,239.4	—	2,307.9
Repayments of borrowing	—	(60.1)	—	(1,163.9)	(1,530.3)	(2,754.3)
Proceeds from share issue	—	600.0	—	—	—	600.0
Payments on settlement of legacy gold asset related hedge contracts	—	—	—	—	(40.6)	(40.6)
Amounts advanced to controlled entities	—	(600.0)	—	—	600.0	—
Yankee bond redemption fee	—	—	—	—	(150.2)	(150.2)

Net cash (used in) / provided by financing activities	—	12.4	8.4	1,075.5	(1,121.1)	(24.8)

Net (decrease) / increase in cash held	—	—	(0.4)	(28.1)	—	(28.5)
Cash at the beginning of the financial year	—	—	0.4	123.5	—	123.9
Effects of exchange rate changes on foreign currency cash balances	—	—	—	(4.9)	—	(4.9)

Cash at end of financial year	—	—	—	90.5	—	90.5

US GAAP reconciliation of Cash flows:
Cash flows from financing activities as reported	—	12.4	8.4	1,075.5	(1,121.1)	(24.8)
Changes in bank overdrafts (net)	—	—	—	(0.2)	—	(0.2)

Net cash (used in)/provided by financing activities-US GAAP	—	12.4	8.4	1,075.3	(1,121.1)	(25.0)

Cash flows from operating activities as reported	(1,471.2)	127.7	228.4	209.2	1,304.9	399.0
US GAAP adjustment to cash flows	—	(98.7)	—	(11.1)	—	(109.8)

Net cash (used in)/provided by operating activities-US GAAP	(1,471.2)	29.0	228.4	198.1	1,304.9	289.2

Cash flows from investing activities as reported	1,471.2	(140.1)	(237.2)	(1,312.8)	(183.8)	(402.7)
US GAAP adjustments to cash flows	—	98.7	—	—	—	98.7

Net cash (used in)/provided by investing activities-US GAAP	1,471.2	(41.4)	(237.2)	(1,312.8)	(183.8)	(304.0)

Net (decrease) / increase in cash and cash equivalents	—	—	(0.4)	(39.4)	—	(39.8)
Cash and cash equivalents at the beginning of the year	—	—	0.4	118.6	—	119.0
Effects of exchange rate changes on foreign currency cash balances	—	—	—	(4.9)	—	(4.9)

Cash and cash equivalents at the end of the year – US GAAP	—	—	—	74.3	—	74.3

50.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years we have presented in the consolidated financial statements.

In December 2004, FASB issued FASB Statement No. 123R (FAS 123R) “Share-based Payment”, which requires public companies to measure the cost of equity based services awards based on the grant-date fair value of the award. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. The statement is effective as of the beginning of the annual reporting period beginning after 15 June, 2005. As we do not have any unvested share based payments on issue to employees we do not expect the future adoption of this standard to have any material impact on our financial statements.

In December 2004, FASB issued Statement N0. 153 (FAS 153) “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”, which requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently assessing the impact of adopting this standard.

In November 2004, FASB issued Statement No. 151 (FAS 151) “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after 15 June, 2005. We are currently assessing the impact of adopting this standard.

In July 2004, FASB ratified the consensus of the Emerging Issues Task Force (Task Force) on EITF 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means”, which addresses when and how a company should apply the equity method of accounting if it does not have an investment in common stock of another entity yet is able to exercise significant influence over the operating activities of that entity. The consensus should be applied in reporting periods beginning after 15 September, 2004. We are currently assessing the impact of adopting this standard.

In March 2004, the FASB ratified the consensus of the Task Force on EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets and Related Issues”, which requires mineral rights to be recorded as tangible assets, and the disclosure of mineral rights in a separate caption. The consensus is to be applied in the first reporting period beginning after the FASB ratification of the consensus. We are currently assessing the impact of adopting this standard.

In March 2004, the FASB ratified the consensus of the Task Force on EITF 04-3 “Mineral Assets: Impairment and Business Combinations”, which requires the value attributed to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of the marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the value attributed to the VBPP and the effects of anticipated fluctuations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144. The consensus is to be applied prospectively to business combinations completed and impairment tests performed in reporting periods beginning after 31 March, 2004. The additional consensus is effective prospectively to FAS 144 impairment tests completed after 31 March, 2004. We are currently assessing the impact of adopting this standard.

In March 2005, the Task Force reached a consensus on EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which applies to strippling costs during the production phase of a mine. EITF 04-6 requires stripping costs incurred during the production phase of a mine to be included in the costs of the inventory produced during the period that the stripping costs are incurred. The consensus is to be applied in the first reporting period in fiscal years beginning after December 15, 2005. We are currently assessing the impact of the adoption of this standard.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Rule 5-04 of the SEC Regulation S-X Article 5 requires the filing of certain supplementary schedules.

WMC Resources is required to file Schedule II – Valuation and qualifying accounts which is required to present an analysis of valuation reserves:

Description	Balance at beginning of year A$m	Additions charged to costs and expenses A$m		Charged to other accounts A$m	Deductions A$m	Balance at end of year A$m
	Year ended 31 December, 2004
Future income tax benefit valuation allowance	591.3	(353.5	)(a)	—	—	237.8
Provision for doubtful debts	7.3	2.1		(3.5)	(5.5)	0.4
Provision for inventory obsolescence and loss	22.0	6.9		—	(3.1)	25.8
Provision for diminution in value of investment	0.5	0.6		—	—	1.1

	621.1	(343.9)		(3.5)	(8.6)	265.1

	Year ended 31 December, 2003
Future income tax benefit valuation allowance	581.4	9.9	(a)	—	—	591.3
Provision for doubtful debts	6.3	1.7		(0.2)	(0.5)	7.3
Provision for inventory obsolescence and loss	17.1	4.5		0.4	—	22.0
Provision for diminution in value of investment	2.2	—		—	(1.7)	0.5

	607.0	16.1		0.2	(2.2)	621.1

	Year ended 31 December, 2002
Future income tax benefit valuation allowance	201.4	380.0	(a)	—	—	581.4
Provision for doubtful debts	7.4	—		—	(1.1)	6.3
Provision for inventory obsolescence and loss	13.7	6.1		—	(2.7)	17.1
Provision for diminution in value of investment	—	2.2		—	—	2.2

	222.5	388.3		—	(3.8)	607.0

(a)	Charged/(credited) to income tax expense